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Annex D
Annex E
Annex F
Annex G

As filed with the Securities and Exchange Commission on September 14, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FVCBankcorp, Inc.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	47-5020283 (I.R.S. Employer Identification No.)

11325 Random Hills Road, Suite 240
Fairfax, Virginia 22030
(703) 436-3800
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David W. Pijor
Chairman & Chief Executive Officer
FVCBankcorp, Inc.
11325 Random Hills Road, Suite 240
Fairfax, Virginia 22030
(703) 436-3800
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of all communications to:
Noel M. Gruber Buckley Sandler LLP 1250 24th Street, Suite 700 Washington, DC 20037 (202) 349-8000	Beth A. Freedman Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W., Suite 100 Washington, DC 20007 (202) 337-5502

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this Registration Statement.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

           If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

           Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

           Exchange Act Rule 13e-4(i) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)

Common Stock, $0.01 par value per share	880,708	N/A	$21,272,123	$2,648.38

(1)
Represents the estimated maximum number of shares of common stock issuable by FVCBankcorp, Inc. upon the consummation of the merger of Colombo Bank with FVCbank, based upon an average closing price of FVCB common stock, as defined in the Agreement and Plan of Merger, dated as of May 3, 2018, among FVCBankcorp, Inc., FVCbank and Colombo Bank, of $17.00. Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions.

(2)
Pursuant to Rule 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the product of (A) the average of the bid and asked prices of Colombo Bank common stock on September 11, 2018 as reported on the OTCPink market, multiplied by 344,248,084, the estimated maximum number of shares of Colombo Bank common stock to be received by FVCBankcorp, Inc. in the merger, less $18,299,195 (the amount of cash expected to be paid by FVCBankcorp, Inc. in the merger).

(3)
Computed in accordance with Section 6(b) of the Securities Act of 1933 at a rate equal to $124.50 per $1,000,000 of the proposed maximum aggregate offering price.

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. FVCB may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This proxy statement/prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or the sale is not permitted.

Subject to completion, dated September 14, 2018

Merger Proposal—Your Vote Is Very Important

To the Stockholders of Colombo Bank:

         The board of directors of Colombo Bank, or Colombo, invites you to attend a special meeting of stockholders to be held on [                        ], 2018, at [        ] [        ].m. at the main office of Colombo, located at 1600 E. Gude Drive, Rockville, Maryland 20850. At the special meeting you will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, or the merger agreement, under which Colombo will merge into FVCbank, a wholly-owned subsidiary of FVCBankcorp, Inc., or FVCB, with FVCbank being the surviving entity. This is referred to in this proxy statement/prospectus as the merger.

         If the merger is completed, each share of Colombo common stock will be converted into the right to receive a combination of FVCB common stock and cash, provided that if you are entitled to receive fewer than 100 shares of FVCB common stock, you may elect to receive all cash. The number of shares of FVCB common stock you will receive per share of Colombo common stock is calculated by dividing $0.043492 by the average closing price per share of FVCB common stock during the five day period ending and including the second trading day prior to the merger. The amount of cash you will receive per share of Colombo common stock is $0.053157. If you would be entitled to receive fewer than 100 shares of FVCB common stock and elect to receive all cash, the amount of cash you will receive per share of Colombo common stock is $0.096649. The stock exchange ratio will also be appropriately adjusted if there is a reorganization, reclassification, stock dividend, stock split, combination or subdivision or similar changes affecting FVCB common stock. If you have the right to elect to receive all cash, and do not make such election, you will lose the right to elect to receive all cash and will receive a combination of FVCB common stock and cash, as set forth on page 69. FVCB estimates that it will issue approximately 748,740 shares of FVCB common stock, $0.01 par value per share, in the merger.

         FVCB common stock is currently quoted on the Nasdaq Capital Market under the symbol "FVCB." On [                        ], 2018, the closing price of FVCB common stock was $[            ]. The price of FVCB common stock will fluctuate between now and the closing of the merger. Colombo is quoted on the OTC Pink market maintained by OTC Market Groups, Inc. under the symbol "IFSB." On [                        ], 2018, the closing price of Colombo common stock was $[            ]. The price of Colombo common stock will fluctuate between now and the closing of the merger. You are urged to obtain current market quotations for both FVCB and Colombo common stock.

         Colombo stockholders have the right under Maryland law to dissent from the merger, and to demand that they be paid the fair value of their shares as determined in accordance with the Maryland Financial Institutions Code, instead of receiving the consideration offered to stockholders in connection with the merger. "Fair value" could be more or less than the value of the merger consideration. For more information regarding appraisal rights, refer to "Q: Am I entitled to dissenters' rights?" on page 3 and "Proposal 1: The Merger—Dissenters' Rights" beginning on page 105.

         After careful consideration, the board of directors of Colombo has unanimously determined that the merger is in the best interests of stockholders and recommends that Colombo stockholders vote "FOR" the proposal to approve and adopt the merger agreement. The merger requires the receipt of bank regulatory approvals by FVCB and the approval of the merger agreement by holders of at least a majority of the outstanding shares of Colombo common stock entitled to vote at the special meeting of stockholders. The board of directors of Colombo strongly supports this strategic combination between FVCB and Colombo, and appreciates your prompt attention to this very important matter.

         All stockholders of Colombo are invited to attend the special meeting in person. However, whether or not you plan to attend the special meeting, please take the time to ensure your shares are voted by submitting a proxy by mailing the enclosed proxy card.

         The shares of FVCB common stock offered are not savings or deposit accounts or other obligations of either party or any of their banking or other subsidiaries, and they are not insured by any federal or state governmental agency.

         Investing in FVCB common stock involves risks that are described in "Risk Factors" beginning on page 29.

         This proxy statement/prospectus is dated [                        ], 2018 and is first being mailed to stockholders of Colombo on or about [                        ], 2018.

         All information concerning FVCB and its subsidiaries has been furnished by FVCB and all information concerning Colombo has been furnished by Colombo.

         You should rely only on the information contained in this proxy statement/prospectus when evaluating the merger agreement and the proposed merger. FVCB and Colombo have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [                        ], 2018. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to stockholders of Colombo nor the issuance of shares of FVCB common stock as contemplated by the merger agreement shall create any implication to the contrary.

Colombo Bank
1600 E. Gude Drive
Rockville, Maryland 20850

Notice of Special Meeting of Stockholders

        NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Colombo Bank will be held at [            ] a.m., local time, on [                        ], 2018 at the main office of Colombo, located at 1600 E. Gude Drive, Rockville, Maryland 20850, for the following purposes:

  1.
  To approve and adopt the Agreement and Plan of Merger, or merger agreement, dated as of May 3, 2018, by and among FVCBancorp, Inc., FVCbank, and Colombo Bank which provides, among other things, for the merger of Colombo with and into FVCbank, and the conversion of each share of Colombo common stock immediately outstanding prior to the merger into a combination of FVCBankcorp, Inc. common stock and cash, or at the election of certain stockholders, all cash, all as described in the accompanying documents, and the transactions in connection therewith;

  2.
  To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

        The Colombo board of directors unanimously recommends that you vote "FOR" the proposal to approve and adopt the merger agreement, as described in detail in the accompanying proxy statement/prospectus.

        Stockholders of record of the Colombo common stock at the close of business on September 7, 2018 are entitled to vote at the Colombo special meeting and any adjournment or postponement of the special meeting.

        Your vote is important regardless of the number of shares you own. Colombo cannot complete the merger unless the merger agreement is approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Colombo common stock entitled to vote at the Colombo special meeting. If a Colombo stockholder does not vote by proxy or by attending the Colombo special meeting of stockholders and voting in person, it will have the same effect as voting against the merger. If you wish to exercise dissenters' rights with respect to the merger, you must vote against the merger.

        Whether or not you plan to attend the special meeting, the Colombo board of directors urges you to submit your proxy as soon as possible by completing, signing, dating, and returning the enclosed proxy in the enclosed postage-paid envelope. Submitting your proxy will not prevent you from voting in person at the special meeting, but it will assure that your vote is counted if you are unable to attend. If you are a stockholder whose shares are registered in street name, you will need to follow the instructions provided by your broker, and you will need additional documentation from your broker in order to vote in person at the special meeting.

By Order of the Board of Directors,
Gilbert F. Kennedy, III President and Chief Executive Officer

Rockville, Maryland
September [    •    ], 2018

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER

Q-1:
WHY AM I RECEIVING THIS DOCUMENT?

A:
You are receiving this proxy statement/prospectus because FVCB, FVCbank and Colombo signed an Agreement and Plan of Merger, dated as of May 3, 2018, which provides, among other things, for the merger of Colombo with and into FVCbank, a subsidiary of FVCB. A copy of the merger agreement in included in this proxy statement/prospectus as Annex A.

Q-2:
WHAT IS THE PURPOSE OF THIS DOCUMENT?

A:
This document serves as both a proxy statement of Colombo and a prospectus of FVCB. This document serves as a proxy statement because the Colombo board of directors is soliciting your proxy for use at the Colombo special meeting of stockholders called to consider and vote on the merger agreement. This document serves as a prospectus because shares of FVCB common stock will be issued to stockholders of Colombo in the merger in exchange for their shares of Colombo common stock.

Q-3:
WHO IS ENTITLED TO VOTE AT THE SPECIAL MEETING?

A:
Holders of Colombo common stock at the close of business on September 7, 2018, the record date for the special meeting, are entitled to receive notice of the special meeting and to vote their shares at the special meeting and any related adjournment or postponement.

Q-4:
WHY IS MY VOTE IMPORTANT?

A:
The merger agreement must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Colombo common stock entitled to vote at the special meeting. Therefore, the failure of a Colombo stockholder to vote, by proxy or in person, will have the same effect as a vote against the merger agreement. In addition, if you do not return your proxy card at or before the special meeting, it will be more difficult for Colombo to obtain the necessary quorum to hold the special meeting and to approve the merger agreement.

Q-5:
WHAT ITEMS OF BUSINESS WILL COLOMBO ASK STOCKHOLDERS TO CONSIDER AT THE SPECIAL MEETING?

A:
At the Colombo special meeting, stockholders will be asked to vote in favor of approval and adoption of the merger agreement with FVCbank, a subsidiary of FVCB.

Q-6:
WHY ARE FVCB AND COLOMBO PROPOSING TO MERGE?

A:
Colombo believes that the proposed merger will provide Colombo stockholders with substantial benefits, and FVCB believes that the merger will further its strategic growth plans. As a larger company, FVCB can provide the capital and resources that Colombo needs to compete more effectively and to offer a broader array of products and services to better serve its customers. The merger also involves certain risks, which are described under "Risk Factors" beginning on page 29.

Q-7:
WHAT DOES THE COLOMBO BOARD OF DIRECTORS RECOMMEND?

A:
The Colombo board of directors has approved the merger agreement, and believes that the merger is in the best interests of Colombo and its stockholders. Accordingly, the Colombo board of directors unanimously recommends that you vote "FOR" the proposal to approve and adopt the merger agreement.

Q-8:
WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A:
Colombo and FVCB expect to complete the merger shortly after all of the conditions to the merger are fulfilled, including obtaining the approval of Colombo stockholders, the approval of the applicable regulatory agencies, and completion of a capital raise by FVCB for at least $10.0 million in gross proceeds. FVCB and Colombo anticipate this will occur in the fourth quarter of 2018. FVCB and Colombo cannot assure you that all of the conditions precedent to the merger can or will be satisfied. Directors of Colombo having or sharing the power to vote approximately 98.3% of the outstanding shares of Colombo common stock have entered into an agreement pursuant to which they have agreed to vote their shares of Colombo common stock in favor of the merger, assuring that the merger will be approved. No separate approval by minority shareholders is required for approval of the merger.

Q-9:
WHAT WILL COLOMBO STOCKHOLDERS RECEIVE IN THE MERGER?

A:
Under the merger agreement, each share of Colombo common stock will be converted into the right to receive a combination of shares of FVCB common stock and cash; provided, however, that if you are entitled to receive fewer than 100 shares of FVCB common stock, you may elect to receive all cash. The number of shares of FVCB common stock you will receive per share of Colombo common stock is calculated by dividing $0.043492 by the average closing price per share of FVCB common stock during the five day period ending and including the second trading day prior to the merger. The amount of cash you will receive per share of Colombo common stock is $0.053157. If you elect to receive all cash, the amount of cash you will receive per share of Colombo common stock is $0.096649. If you have the right to elect to receive all cash, and do not make such election, you will lose the right to elect to receive all cash and will receive a combination of FVCB common stock and cash. If you make an election to receive all cash consideration, but as a result of the final exchange ratio, you would be entitled to receive 100 or more shares of FVCB common stock, then your election will be of no force or effect, and you will receive merger consideration consisting of the mix of cash and FVCB common stock.

    FVCB will not issue any fractional shares of common stock. Rather, FVCB will pay cash (without interest) for any fractional share that a Colombo stockholder would otherwise be entitled to receive in the merger. See "Proposal 1: The Merger" beginning on page 67.

Q-10:
ARE THERE REGULATORY OR OTHER CONDITIONS TO THE MERGER OCCURRING?

A:
Yes. The merger must be approved or waived by the Board of Governors of the Federal Reserve System, or the Federal Reserve, and approved by the Virginia Bureau of Financial Institutions, or the VBFI, and the Commissioner of Financial Regulation of the State of Maryland, or the Maryland Commissioner. As of the date of this proxy statement/prospectus, FVCB and FVCbank have received all of the required regulatory approvals necessary for completion of the merger.

    Furthermore, the merger will only be completed if neither FVCB, FVCbank nor Colombo is in material breach of any of its representations, warranties, or obligations under the merger agreement. The merger is also subject to the condition that FVCB, FVCbank and Colombo each receive an opinion from their respective counsel that the merger will be treated as a tax free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. The merger is also subject to certain other specified conditions, including the completion of a capital raise by FVCB for at least $10.0 million in gross proceeds. This condition has been satisfied through an underwritten public offering of 1.75 million shares of FVCB's common stock, without giving effect to the underwriters' option to purchase up to and additional 262,500 shares of common stock to cover overallotments, at a price of $20.0 per share, for gross proceeds of $35.0 million. See "Proposal 1: The Merger—Terms of the Merger—Conditions to Merger," beginning at page 93.

Q-11:
WHAT VOTE IS REQUIRED TO APPROVE THE MERGER?

A:
Colombo stockholders must approve and adopt the merger agreement in accordance with the Maryland Financial Institutions Code, its articles of incorporation and bylaws. The affirmative vote of the holders of at least a majority of the outstanding shares of Colombo common stock entitled to vote at the special meeting on the record date is necessary to approve and adopt the merger agreement.

Q-12:
AM I ENTITLED TO DISSENTERS' RIGHTS?

A:
Yes. Maryland law provides you with dissenters' rights of appraisal in the merger. This means that you are legally entitled to receive payment in cash of the fair value of your shares, excluding any appreciation in value that results from the merger. To be eligible to exercise your right to dissent, you must (i) vote your shares against the merger proposal at the Colombo special meeting, and (ii) deliver a written demand for payment of fair value to the principal office of FVCB, and surrender your stock certificates. The demand for payment of fair value and your surrendered stock certificates must be received by FVCB not later than 30 days after the merger becomes effective. Your failure to follow exactly the procedures specified under Maryland law will result in the loss of your rights as an objecting stockholder. A copy of the sections of the Maryland Financial Institutions Code pertaining to an objecting stockholder's rights of appraisal is provided as Annex C to this proxy statement/prospectus. See "Proposal 1: The Merger—Dissenters' Rights" beginning on page 105.

    You also are encouraged to consult with your own legal advisor as to your dissenters' rights under Maryland law.

Q-13:
WHAT DO I NEED TO DO NOW?

A:
After you have carefully read these materials, you can submit your proxy by following the instructions included on your proxy card. Indicate on the enclosed proxy card how you want to vote your shares of Colombo. Then sign, date, and mail the proxy card in the enclosed postage-paid envelope as soon as possible so your shares will be represented and voted at the Colombo special meeting.

Q-14:
SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:
No. Colombo stockholders should not send in their stock certificates at this time. Colombo stockholders will receive instructions from the exchange agent in the future. See "Proposal 1—The Merger—Terms of the Merger—Election and Exchange Procedures" on page 83.

    Please do not send any stock certificates to FVCB, FVCbank, Colombo or the exchange agent until you receive instructions.

Q-15:
HOW WILL MY SHARES BE VOTED?

A:
If you are a stockholder of record and submit a valid proxy, the persons named as proxies will vote your shares of Colombo common stock at the special meeting as you direct. If you submit a valid proxy but do not indicate how you want your shares voted, the persons named as proxies will vote your shares "FOR" approval of the merger agreement.

Q-16:
CAN I CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY?

A:
Yes. There are three ways for you to revoke your proxy and change your vote:

  1.
  You may submit a later dated proxy before Colombo's special meeting.

  2.
  You may revoke your proxy by written notice delivered at any time prior to the vote on the merger agreement, including delivery at the special meeting of stockholders. Colombo stockholders should deliver this notice to the Corporate Secretary.

  3.
  You may attend the Colombo special meeting and vote in person. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q-17:
WHAT ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO COLOMBO STOCKHOLDERS?

A:
The merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Colombo stockholders that receive a combination of cash and FVCB common stock in exchange for their shares of Colombo common stock will typically recognize gain (but not loss) on the transaction, but not in excess of the cash received. Colombo stockholders will recognize a gain or loss in connection with cash received in lieu of fractional shares of FVCB common stock. Colombo stockholders who receive only cash in exchange for their Colombo common stock will recognize gain or loss on the transaction. This tax treatment may not apply to all Colombo stockholders.

    It is a condition to the closing of the merger that FVCB and FVCbank receive the opinion of its special counsel, Miles & Stockbridge P.C., and that Colombo receive the opinion of its counsel, Silver, Freedman, Taff & Tiernan LLP, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of FVCB and Colombo), the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The condition is waivable, and in such case, FVCB and Colombo will undertake to recirculate and resolicit if the condition is waived by either party and the change in the tax consequences is material.

    FVCB and Colombo urge you to consult with your tax advisor for a full understanding of the tax consequences of the merger to you. Tax matters are very complicated and, in many cases, tax consequences of the merger will depend on your particular facts and circumstances. See "Proposal 1—The Merger—Material U.S. Federal Income Tax Consequences," beginning at page 100.

Q-18:
WHAT HAPPENS IF MY STOCK CERTIFICATES ARE HELD IN "STREET NAME" BY MY BROKER, BANK, OR OTHER NOMINEE?

A:
Your broker, bank, or other nominee will not vote your shares unless you provide instructions to your broker, bank, or other nominee on how to vote. You should fill out the voter instruction form sent to you by your broker, bank, or other nominee with this proxy statement/prospectus.

Q-19:
WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS DOCUMENT?

A:
If you have questions about the special meeting of stockholders or if you need additional copies of this proxy statement/prospectus, you should contact:

    Colombo Bank
    Pamela Wilson, Secretary
    1600 E. Gude Drive
    Rockville, MD 21850
    (240) 268-2265

SUMMARY

        This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus before you decide how to vote. Together these documents will give you a more complete description of the proposed transaction. Page references are included in this summary to direct you to more thorough descriptions of the topics provided elsewhere in these materials.

The Companies

  FVCBankcorp, Inc.
  11325 Random Hills Road
  Suite 240
  Fairfax, Virginia 22030
  (703) 436-3800

        FVCB, with assets of $1.14 billion as of June 30, 2018, is the bank holding company for FVCbank. FVCB common stock is listed on the Nasdaq Capital Market, or Nasdaq, under the symbol "FVCB." For more information, visit the FVCB website at www.FVCbank.com. The information on FVCB's website is not incorporated into this proxy statement/prospectus.

  Colombo Bank
  1600 E. Gude Drive
  Rockville, Maryland 20850
  (240) 268-2265

        Colombo Bank has an aggregate of $191.5 million in assets as of June 30, 2018. Colombo stock is quoted on the OTC Pink marketplace under the symbol "IFSB." For more information, visit the Colombo website at www.colombobank.com. The information on Colombo's website is not incorporated into this proxy statement/prospectus.

The Special Meeting of Stockholders

Colombo special meeting of stockholders to be held [    •    ], 2018 (see page 65).

        Colombo will hold a special meeting of stockholders on [    •    ], 2018, at [    •    ] a.m., local time, at the main office of Colombo, located at 1600 E. Gude Drive, Rockville, Maryland 20850.

Colombo record date set at September 7, 2018; one vote per share of Colombo common stock (see page 65).

        If you owned shares of Colombo common stock at the close of business on September 7, 2018, you are entitled to notice of, and to vote at, the special meeting of stockholders. You will have one vote at the special meeting for each share of Colombo common stock you owned on September 7, 2018. On September 7, 2018, there were 344,248,084 shares of Colombo common stock outstanding.

Colombo's board of directors proposes that Colombo merge into FVCbank, a wholly-owned subsidiary of FVCB (see page 69).

        Under the terms of the merger agreement, FVCB will acquire Colombo by merging Colombo with and into FVCbank, a wholly-owned subsidiary of FVCB. Colombo will cease to exist as a separate entity, and all of the assets and liabilities of Colombo will become assets and liabilities of FVCbank. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and a copy of the plan of merger is attached to the merger agreement as Exhibit A to the merger agreement.

Colombo stockholders will receive a combination of FVCB common stock and cash for each share of Colombo common stock (see page 67).

        If the merger is completed, each share of Colombo common stock will be converted into the right to receive a combination of FVCB common stock and cash provided, however, that if you are entitled to receive fewer than 100 shares of FVCB common stock, you may elect to receive all cash. The number of shares of FVCB common stock you will receive per share of Colombo common stock is calculated by dividing $0.043492 by the average closing price per share of FVCB common stock during the five day period ending and including the second trading day prior to the merger. The amount of cash you will receive per share of Colombo common stock is $0.053157. If you elect to receive all cash, the amount of cash you will receive per share of Colombo common stock is $0.096649. The stock exchange ratio will also be appropriately adjusted if there is a reorganization, reclassification, stock dividend, stock split, combination or subdivision or similar changes affecting FVCB common stock. If you have the right to elect to receive all cash, and do not make such election, you will lose the right to elect to receive all cash and will receive a combination of FVCB common stock and cash. If you make an election to receive all cash consideration, but as a result of the final exchange ratio, you would be entitled to receive 100 or more shares of FVCB common stock, then your election will be of no force or effect, and you will receive merger consideration consisting of the mix of cash and FVCB common stock. Colombo stockholders also will receive cash instead of any fractional shares they would have otherwise received in the merger.

Colombo's board of directors has received an opinion regarding the merger consideration to be received by certain minority holders of Colombo common stock (see page 70).

        In connection with the merger, the board of directors of Colombo received a written opinion from RP Financial, LLC, or RP Financial, as to the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to be received by the minority holders of Colombo common stock. The full text of the opinion of RP Financial, dated May 3, 2018, is included in this proxy statement/prospectus as Annex B. Colombo encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered, and limitations of the review undertaken by RP Financial. The opinion of RP Financial is directed to Colombo's board of directors and does not constitute a recommendation to any stockholder as to how to vote with respect to the merger, what form of consideration to elect in the merger, or any other matter relating to the proposed merger.

Colombo stockholder vote required (see page 65).

        The affirmative vote, in person or by proxy, of at least a majority of the outstanding shares of Colombo common stock on the record date is required to approve and adopt the merger agreement.

        Each holder of shares of Colombo common stock outstanding on the record date will be entitled to one vote for each share held of record. The vote required for approval and adoption of the merger agreement is a majority of all outstanding shares of Colombo common stock. Therefore, abstentions will have the same effect as a vote against the merger agreement. Brokers who hold Colombo common stock as nominees on your behalf will not have authority to vote your shares with respect to the merger agreement unless you provide voting instructions in accordance with the directions provided by your broker. Failure to provide your broker with voting instructions will have the same effect as a vote against the merger agreement.

Colombo directors have agreed to vote in favor of the merger agreement (see page 99).

        On May 3, 2018, the directors of Colombo had sole or shared voting power over 98.3%, of the outstanding shares of Colombo common stock. The directors of Colombo have agreed with FVCB to vote these shares of Colombo common stock in favor of approving and adopting the merger agreement.

Colombo directors and executive officers may have interests in the merger that differ from your interests (see page 99).

        In considering the information contained in this proxy statement/prospectus, you should be aware that Colombo's directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Colombo stockholders generally. These interests include, among other things:

  •
  Gilbert F. Kennedy, III, President and Chief Executive Officer of Colombo, has entered into a new employment agreement providing for certain benefits, the same base salary, a lump sum payment, and a discretionary bonus structure;

  •
  Matthew White, Chief Financial Officer of Colombo, entered into an agreement with FVCbank pursuant to which he will continue in FVCbank's employ for a period of up to three months, after which he will be entitled to receive cash severance under his change in control agreement with Colombo;

  •
  FVCB may award retention bonuses to certain employees;

  •
  the right of certain executive officers to receive cash severance under their change in control agreements with Colombo if their employment is involuntarily terminated without cause or the executive terminates for good reason;

  •
  the right to continued indemnification and liability insurance coverage for Colombo's current directors and executive officers by FVCB after the merger for acts or omissions occurring before the merger; and

  •
  the appointment Morton A. Bender to FVCB's and FVCbank's boards of directors following completion of the merger, and any related compensation for such services.

        None of FVCB's or FVCbank's executives and employees will receive change in control related payments or benefits since the merger does not constitute a "change in control" for purposes of FVCB's or FVCbank's employment agreements, change in control agreements and equity incentive plans.

        Colombo's board of directors was aware of these interests and considered them in approving and recommending the merger agreement. These and certain other additional interests of Colombo's directors and executive officers are described in detail in "Proposal 1—The Merger—Interests of Directors and Executive Officers in the Merger," found elsewhere in this proxy statement/prospectus. These circumstances may cause some of Colombo's directors and executive officers to view the proposed merger differently than you view it.

FVCB and Colombo must obtain regulatory approval and satisfy other conditions before the merger is complete (see page 97).

        FVCB's and Colombo's obligations to complete the merger and the bank merger are subject to various conditions that are usual and customary for this kind of transaction. These conditions include obtaining approval from the Federal Reserve, the VBFI, and the Maryland Commissioner. As of the date of this proxy statement/prospectus, FVCB and FVCbank have received all the required regulatory approvals necessary for the completion of the merger. In addition to the required regulatory approvals, the merger will only be completed if certain other conditions are met. See "Proposal 1—The Merger—Terms of the Merger—Conditions to Merger."

Amendment or termination of the merger agreement is possible (see page 95).

        FVCB, FVCbank and Colombo can agree to amend the merger agreement in any way, except that, after approval by Colombo stockholders at its special meeting, FVCB, FVCbank and Colombo cannot change the amount of merger consideration Colombo stockholders will receive in the transaction from what is provided in the merger agreement.

        FVCB and Colombo may agree to terminate the merger agreement and not complete the merger at any time before the merger is completed. Each company also may unilaterally terminate the merger agreement in certain circumstances. This includes, among others, the failure to complete the merger by February 28, 2019, unless the terminating company's breach is the reason the merger has not been completed. See "Proposal 1—The Merger—Terms of the Merger—Termination."

Rights of Colombo stockholders differ from those of FVCB shareholders (see page 192).

        When the merger is complete, Colombo stockholders who receive shares of FVCB common stock will become FVCB shareholders by operation of law. The rights of Colombo stockholders differ from the rights of FVCB shareholders in certain important ways. Many of these differences have to do with provisions in Colombo's articles of incorporation and bylaws that differ from those of FVCB. See "Comparison of Shareholders' Rights."

Material U.S. federal income tax consequences of the merger (see page 100).

        The merger is intended to qualify as a tax free "reorganization" within the meaning of Section 368(a) of the Code. Accordingly, Colombo stockholders that receive a combination of cash and FVCB common stock in exchange for their shares of Colombo common stock will typically recognize gain (but not loss) on the transaction for U.S. federal income tax purposes, but not in excess of the cash received. Colombo stockholders will recognize a gain or loss in connection with cash received in lieu of fractional shares of FVCB common stock. Colombo stockholders who receive only cash in exchange for their Colombo common stock will recognize gain or loss on the transaction. This tax treatment may not apply to all Colombo stockholders.

        It is a condition to the closing of the merger that FVCB and FVCbank receive the opinion of its special counsel, Miles & Stockbridge P.C., and that Colombo receive the opinion of its counsel, Silver, Freedman, Taff & Tiernan LLP, substantially to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of FVCB and Colombo), the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The condition is waivable, and in such case, FVCB and Colombo will undertake to recirculate and resolicit if the condition is waived by either party and the change in the tax consequences is material.

        Colombo and FVCB urge you to consult with your tax advisor for a full understanding of the specific tax consequences of the merger to you. Tax matters are very complicated and, in many cases, tax consequences of the merger will depend on your particular facts and circumstances. See "Proposal 1—The Merger—Material U.S. Federal Income Tax Consequences," beginning at page 100.

Colombo stockholders are entitled to dissenters' rights (see page 105).

        Colombo stockholders may object to the merger and, upon complying with the requirements of Maryland law, receive cash in the amount of the fair value of their shares instead of shares of FVCB common stock and/or the cash consideration specified in the merger agreement. A copy of the section of the Maryland Financial Institutions Code pertaining to dissenters' rights of appraisal is attached as Annex C to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights. Failure to comply with the statute exactly will result in the loss of your rights as a dissenting stockholder.

FVCB is an emerging growth company (see page 66).

        FVCB is an "emerging growth company," as defined in the JOBS Act. For as long as FVCB continues to be an emerging growth company, FVCB may take advantage of certain exemptions from various requirements generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemption from the requirement to hold non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an emerging growth company to take advantage of an extended transition period to comply with the new or revised accounting standards applicable to public companies, although FVCB has elected to opt out of such extended transition period.

        FVCB may take advantage of these exemptions until FVCB is no longer an emerging growth company. FVCB would cease to be an emerging growth company upon the earliest of: (i) January 1, 2024; (ii) the first fiscal year after FVCB's annual gross revenues are $1.07 billion or more; (iii) the date on which FVCB has during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of FVCB common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

Market Price and Dividend Information

  FVCB

        As a bank holding company which does not engage directly in business activities of a material nature, FVCB's ability to pay dividends on its common stock depends, in large part, upon the receipt of dividends from FVCbank. The availability of dividends from FVCbank is limited by various statutes and regulations. It also is possible, depending on the financial condition of FVCbank, and other factors, that the applicable regulatory authorities could assert that payment of dividends or other payments is an unsafe or unsound banking practice. In the event that FVCbank is unable to pay dividends to FVCB, FVCB may not be able to pay dividends on its common stock. As of the date of this proxy statement/prospectus, FVCB has no such restrictions.

        FVCB common stock is currently listed on Nasdaq, under the symbol "FVCB." Until September 13, 2018 FVCB common stock was traded on the OTCQX market. The following table shows, for the indicated periods, the high and low sales prices per share for FVCB common stock as reported on the OTCQX market through September 13, 2018, and on Nasdaq thereafter. These prices may include retail markups, markdowns, or commissions. FVCB has not declared any cash dividends to date. FVCB has paid five for four stock splits in the form of 25% stock dividends on June 30, 2016 and September 25, 2017.

	High	Low
2018
Third Quarter (through September 13, 2018)	$20.50	$17.20
Second Quarter	$17.45	$16.85
First Quarter	$17.70	$17.35
2017
Fourth Quarter	$19.70	$17.15
Third Quarter	$17.10	$15.60
Second Quarter	$17.20	$15.00
First Quarter	$15.40	$13.28
2016
Fourth Quarter	$13.76	$12.65
Third Quarter	$15.80	$13.20
Second Quarter	$12.80	$11.01
First Quarter	$11.10	$10.73

        On May 2, 2018, the last full trading day before the public announcement of the execution of the merger agreement, and on [                        ], 2018, the latest practicable trading day before the printing of this proxy statement/prospectus, the high, low and closing sales prices for FVCB common stock were as follows:

	May 2, 2018			September [ ], 2018
	High	Low	Closing	High	Low	Closing
FVCB Common Stock	$17.25	$17.25	$17.25	$[ ]	$[ ]	$[ ]

  Colombo

        As of September 7, 2018, there were 344,248,084 shares of Colombo common stock outstanding which were held by approximately 200 holders of record. The number of stockholders does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms, and others.

        Colombo common stock is listed on the OTC Pink market place under the symbol "IFSB." There is a limited public trading market for Colombo common stock. The following table shows, for the indicated periods, the high and low sales prices per share for Colombo common stock as reported on the OTC Pink market place. These prices may include retail markups, markdowns, or commissions. Colombo has not declared cash or stock dividends during any period shown.

	High	Low
2018
Third Quarter (through September 10, 2018)	$0.14	$0.09
Second Quarter	$0.37	$0.09
First Quarter	$0.52	$0.22
2017
Fourth Quarter	$0.50	$0.17
Third Quarter	$0.32	$0.32
Second Quarter	$0.45	$0.32
First Quarter	$0.45	$0.31
2016
Fourth Quarter	$0.45	$0.31
Third Quarter	$0.38	$0.31
Second Quarter	$0.41	$0.33
First Quarter	$0.82	$0.35

        Under Maryland law, dividends may only be paid out of retained earnings. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice. At December 31, 2017, Colombo Bank could not pay dividends.

        On April 24, 2018, the last full trading day before the public announcement of the execution of the merger agreement on which there were reported trades, and on September [    •    ], 2018, the latest practicable trading day before the printing of this proxy statement/prospectus, the high, low and closing sales prices for Colombo common stock were as follows:

	April 24, 2018			September [ ], 2018
	High	Low	Closing	High	Low	Closing
Colombo Common Stock	$0.27	$0.27	$0.27	$	$	$

        Pursuant to the merger agreement, Colombo has agreed not to declare, set aside or pay any dividend prior to closing of the merger.

Comparative Market Value

        The following table sets forth the market value per share of FVCB and Colombo common stock and the equivalent market value per share of Colombo common stock on May 2, 2018 (the last trading day prior to the date of the public announcement of the merger) and September [    •    ], 2018 (the latest practicable trading day prior to the date of this proxy statement/prospectus). The equivalent market value is calculated by multiplying the price of FVCB common stock by the exchange ratio of 0.002518, the exchange ratio that would be in effect if the FVCB average closing price were the same as the closing price on May 2, 2018, and by the exchange ratio of [                        ], the exchange ratio that would be in effect if the FVCB average closing price were the same as the closing price on September [    ], 2018, plus in each case, the cash consideration of $0.053157. The actual exchange ratio may be higher or lower.

	FVCB Historical		Colombo Historical		Colombo Equivalent Market Value
May 2, 2018		$17.25		$0.27		$0.096593
September , 2018	$		$		$

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

        Presented below for FVCB and Colombo are comparative historical and unaudited pro forma equivalent per share financial data as of and for the year ended December 31, 2017, and as of and for the six months ended June 30, 2018. The information presented below should be read together with the respective historical consolidated financial statements of FVCB and Colombo, including the related notes, and the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus. FVCB's audited financial statements for the year ended December 31, 2017 are included in this proxy statement/prospectus at Annex D, and FVCB's unaudited financial statements for the six months ended June 30, 2018 are included in this proxy statement/prospectus at Annex E. Colombo's audited financial statements for the year ended December 31, 2017 are included in this proxy statement/prospectus at Annex F, and Colombo's unaudited financial statements for the six months ended June 30, 2018 are included in this proxy statement/prospectus at Annex G. See "Where You Can Find More Information" on page 199.

        The unaudited pro forma information gives effect to the merger as if the merger had been effective on December 31, 2017 or June 30, 2018 in the case of the book value data, and as if the merger had been effective as of January 1, 2017 in the case of the earnings per share data. The unaudited pro forma data combines the historical results of Colombo into FVCB's consolidated financial statements. The pro forma combined book value per share of FVCB is based upon the pro forma combined common stockholders' equity for FVCB and Colombo divided by the total pro forma common shares of the combined entity and reflects Colombo shares at the exchange ratio of 0.002175, the exchange ratio that would be in effect if the average closing price of FVCB common stock was $20.00, the price at which FVCB is issuing shares in the offering of FVCB common stock. The unaudited pro forma financial data does not reflect fair value or other adjustments to the financial information or results of operation of either FVCB or Colombo. The comparative historical and pro forma per share data does not reflect the proposed underwritten offering of shares of FVCB's common stock. The data in the tables below is provided for illustrative purposes, does not include any projected cost savings, revenue enhancements or other possible financial benefits of the merger to the combined company and does not attempt to suggest or predict future results. This data does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had FVCB and Colombo been combined as of the dates and for the periods shown.

	Six months ended June 30, 2018		Year ended December 31, 2017
Earnings (Loss) Per Common Share:
Basic
FVCB	$0.55	(1)	$0.74	(1)
Colombo	$0.001		$0.003
Pro forma combined	$0.58		$0.78
Pro forma equivalent for one share of Colombo(2)	$0.00		$0.00
Diluted
FVCB	$0.50	(1)	$0.67	(1)
Colombo	$0.001		$0.003
Pro forma combined	$0.50		$0.71
Pro forma equivalent for one share of Colombo(2)	$0.00		$0.00
Cash Dividends Per Common Share
FVCB	—		—
Colombo	—		—
Pro forma combined	—		—
Pro forma equivalent for one share of Colombo	—		—
Book Value Per Common Share
FVCB	$9.39		$9.04
Colombo	$0.06		$0.06
Pro forma combined	$10.59		$10.28
Pro forma equivalent for one share of Colombo(2)	$0.02		$0.02

(1)
FVCB's earnings for the year ended December 31, 2017 includes one-time charges to reduce the carrying value of net deferred tax assets by $2.0 million, required as a result of the reduction in the maximum federal corporate income tax rate to 21% in the 2017 Tax Cuts and Jobs Act, or the 2017 Tax Act. Absent these one-time charges, FVCB's basic and diluted earnings per share for the year ended December 31, 2017 would have been $0.94 and $0.84 per share, respectively. For a reconciliation of these pro forma ratios, please refer to "Selected Historical Financial Data of FVCB—Non-GAAP Financial Measures." FVCB's results for the six months ended June 30, 2018 were impacted by merger-related expenses totaling $397 thousand as a result the proposed acquisition of Colombo. Excluding these merger-related expenses, FVCB's earnings for the six months ended June 30, 2018 would have been net income of $6.4 million, or $0.58 per basic common share and $0.53 per diluted common share.

(2)
The pro forma equivalent per share data is computed by multiplying the pro forma combined amounts by 0.002175, the exchange ratio that would be in effect if the average closing price of FVCB common stock was $20.00, the at which FVCB is issuing shares in the offering.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF FVCB

        The following tables set forth selected historical financial and other data for FVCB (i) as of and for the six months ended June 30, 2018 and 2017 and (ii) as of and for each of the years ended December 31, 2017, 2016, 2015, 2014 and 2013. The summary historical financial data as of and the years ended December 31, 2017, 2016 and 2015 have been derived from FVCB's audited consolidated financial statements. The summary historical financial data as of and for the years ended December 31, 2014 and 2013 have been derived from FVCbank's audited financial statements. The historical consolidated financial data as of and for the six months ended June 30, 2018 and 2017 have been derived from FVCB's unaudited interim consolidated financial statements. The historical consolidated financial information presented below contains financial measures that are not presented in accordance with accounting principles generally accepted in the United States of America, or GAAP, and which have not been audited. See "—Non-GAAP Financial Measures."

        You should read this table together with, and it is qualified by reference to, the historical financial information contained in FVCB's audited consolidated financial statements and related notes for the year ended December 31, 2017 included as Annex D to this proxy statement/prospectus, and in FVCB's unaudited consolidated financial statements and related notes for the six months ended June 30, 2018 included as Annex E to this proxy statement/prospectus. The results of operations for the six months ended June 30, 2018 do not necessarily indicate the results which may be expected for any future period or for the full year.

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2017	2016	2015	2014	2013
Income Statement Data:
Interest income	$23,411	$19,189	$40,302	$32,587	$26,557	$22,473	$18,491
Interest expense	5,292	3,704	8,195	5,387	3,665	3,288	2,960

Net interest income	18,119	15,485	32,107	27,200	22,892	19,185	15,531
Provision for loan losses	639	515	1,200	1,471	1,073	886	803

Net interest income after provision for loan losses	17,480	14,970	30,907	25,729	21,819	18,299	14,728
Non-interest income	748	1,151	2,975	1,220	1,161	1,313	1,025
Noninterest expense	11,082	9,561	19,346	16,446	14,701	13,316	12,228

Net income before income taxes	7,146	6,560	14,536	10,503	8,279	6,296	3,525
Provision for income taxes	1,072	2,110	6,846	3,571	2,860	2,162	1,297

Net income(1)(2)	$6,074	$4,450	$7,690	$6,932	$5,419	$4,134	$2,228

Balance Sheet Data:
Total assets	$1,139,449	$970,896	$1,053,224	$909,305	$736,807	$604,756	$506,717
Loans, net of fees	955,641	798,510	888,677	768,102	623,559	509,938	411,040
Allowance for loan losses	(8,298)	(7,012)	(7,725)	(6,452)	(6,239)	(5,565)	(4,792)
Total investment securities	118,844	111,995	117,712	113,988	67,795	62,697	56,890
Total deposits	1,008,896	856,443	928,163	775,991	626,640	504,220	429,990
Subordinated notes, net of issuance costs	24,367	24,287	24,327	24,247	—	—	—
Other borrowed funds	—	4,100	—	27,000	35,650	32,500	14,500
Total shareholders' equity	103,966	85,048	98,283	79,811	72,752	66,815	60,903
Common shares outstanding(3)	11,076	10,225	10,869	10,179	10,141	10,138	10,111
Per Common Share Data(3):
Net income—basic(1)(2)	$0.55	$0.44	$0.74	$0.68	$0.54	$0.41	$0.25
Net income—diluted(1)(2)	0.50	0.41	0.67	0.63	0.51	0.41	0.25
Book value	9.39	8.32	9.04	7.84	7.18	6.59	6.02
Tangible book value(4)	9.38	8.31	9.03	7.83	7.16	6.58	6.01
Performance Ratios:
Return on average assets(1)(2)(5)	1.13%	0.96%	0.80%	0.88%	0.85%	0.76%	0.50%
Return on average equity(1)(2)(5)	12.02	10.72	8.63	8.91	7.70	6.45	4.21
Net interest margin	3.45	3.45	3.43	3.51	3.66	3.63	3.59
Efficiency ratio(6)	58.74	57.89	57.16	58.02	61.29	65.21	74.78
Noninterest income to average assets(5)	0.14	0.25	0.31	0.15	0.18	0.24	0.23
Noninterest expense to average assets(5)	2.06	2.07	2.02	2.08	2.30	2.44	2.74
Loans, net of fees to total deposits	94.72	93.24	95.75	98.98	99.51	101.13	95.59

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2017	2016	2015	2014	2013
Asset Quality:
Nonperforming assets and loans 90+ days past due	$4,804	$2,897	$4,655	$249	$2,559	$1,601	$2,988
Nonperforming assets and loans 90+ days past due to total assets	0.42%	0.30%	0.44%	0.03%	0.35%	0.26%	0.59%
Nonperforming loans to loans, net of fees	0.10	0.36	0.09	0.03	0.41	0.31	0.73
Allowance for loan losses to loans, net of fees	0.87	0.88	0.87	0.84	1.00	1.09	1.17
Allowance for loan losses to nonperforming loans	884.65	242.04	979.09	2,591.16	243.81	347.60	160.37
Net charge-offs (recoveries) to average loans, net of fees(5)	0.01	(0.01)	(0.01)	0.19	0.07	0.03	(0.06)
Capital Ratios (for the Bank):
Total risk-based capital	12.77%	13.11%	12.83%	13.16%	12.20%	13.62%	15.89%
Tier 1 risk-based capital	11.98	12.30	12.05	12.37	11.25	12.53	14.71
Common Equity Tier 1 capital(7)	11.98	12.30	12.05	12.37	11.25	N/A	N/A
Leverage capital ratio	11.58	11.50	11.79	11.89	10.82	10.96	12.58
Other:
Average shareholders' equity to average total assets	9.41%	9.00%	9.32%	9.85%	11.03%	11.78%	11.83%
Average loans, net of fees to average total deposits	97.02	98.70	97.74	96.05	97.83	95.70	90.94
Average common shares outstanding:(3)
Basic	10,979	10,193	10,435	10,170	10,138	10,125	8,892
Diluted	12,058	10,806	11,545	10,922	10,591	10,283	9,003

(1)
The reported figure for the six months ended June 30, 2018 includes merger-related expenses associated with the proposed merger. As these merger-related expenses and associated income taxes distort FVCB's operational results , the GAAP reconciliation below and FVCB's Management's Discussion and Analysis of Financial Condition and Results of Operations present certain performance ratios excluding the effect of the net merger-related expenses for the six months ended June 30, 2018. FVCB believes this information is important to enable shareholders and other interested parties to assess the core operational performance of FVCB.

(2)
The reported figure for the year ended December 31, 2017 includes one-time charges to reduce the carrying value of net deferred tax assets by $2.0 million, required as a result of the reduction in the federal corporate tax rates to 21% in the 2017 Tax Act. As the net deferred tax asset revaluation distorts FVCB's operational results , the GAAP reconciliation below and FVCB's Management's Discussion and Analysis of Financial Condition and Results of Operations present certain performance ratios excluding the effect of the net deferred tax asset revaluation for the year ended December 31, 2017. FVCB believes this information is important to enable shareholders and other interested parties to assess the core operational performance of FVCB.

(3)
Adjusted for 5 for 4 stock splits in 2017, 2016 and 2015.

(4)
Tangible book value per common share, a non-GAAP financial measure, is calculated as total shareholders' equity, less other intangible assets, divided by common shares outstanding. See "—Non-GAAP Financial Measures" below for a reconciliation of tangible book value to GAAP.

(5)
Annualized for six months ended June 30, 2018 and 2017.

(6)
Efficiency ratio is calculated as total non-interest expense divided by the sum of net interest income and non-interest income less gains on sale of securities available for sale and gain on foreclosure of other real estate owned. See "—Non-GAAP Financial Measures" below for a reconciliation of the efficiency ratio.

(7)
Not applicable to years prior to 2015.

 NON-GAAP FINANCIAL MEASURES

        Some of the financial measures discussed in FVCB's selected historical financial data are "non-GAAP financial measures." In accordance with SEC rules, FVCB classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP in its statements of income, balance sheets or statements of cash flows. The following unaudited reconciliation tables provide a more detailed analysis of these non-GAAP financial measures.

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2017	2016	2015	2014	2013
Total shareholders' equity	$103,966	$85,048	$98,283	$79,811	$72,752	$66,815	$60,903
Less: Intangible assets	(88)	(109)	(99)	(119)	(139)	(160)	(180)

Tangible common equity	$103,878	$84,939	$98,184	$79,692	$72,613	$66,655	$60,723

Book value per common share	$9.39	$8.32	$9.04	$7.84	$7.18	$6.59	$6.02
Less: Intangible book value per common share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Tangible book value per common share	$9.38	$8.31	$9.03	$7.83	$7.16	$6.58	$6.01

Tangible common equity (from above)	$103,878	$84,939	$98,184	$79,692	$72,613	$66,655	$60,723
Add: other comprehensive loss ("OCI")	(3,489)	(1,017)	(1,694)	(1,299)	(614)	(404)	(1,535)

Tangible common equity adjusted for OCI	$107,367	$85,956	$99,878	$80,991	$73,227	$67,059	$62,258

Total assets	$1,139,449	$970,896	$1,053,224	$909,305	$736,807	$604,756	$506,717
Tangible common equity to total assets	9.42%	8.85%	9.48%	8.91%	9.94%	11.09%	12.29%

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands)	2018	2017	2017	2016	2015	2014	2013
Net interest income	$18,119	$15,485	$32,107	$27,200	$22,892	$19,185	$15,531
Noninterest income	748	1,151	2,975	1,220	1,161	1,313	1,025

Total net interest income and noninterest income	$18,867	$16,636	$35,082	$28,420	$24,053	$20,498	$16,556

Less: gains on sale of securities available for sale	—	119	164	71	68	77	204
Less: gain on foreclosure of other real estate owned	—	—	1,075	—	—	—	—

Total net interest income and noninterest income for efficiency ratio	$18,867	$16,517	$33,843	$28,349	$23,985	$20,421	$16,352

Noninterest expense	$11,082	$9,561	$19,346	$16,446	$14,701	$13,316	$12,228
Efficiency ratio	58.74%	57.89%	57.16%	58.02%	61.29%	65.21%	74.78%

(Dollars in thousands except per share data)	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
GAAP Net Income (reported)	$3,077	$6,074
Add: Merger-related expenses	397	397
Subtract: provision for income taxes associated with merger-related expenses	(83)	(83)

Net Income, excluding above merger-related charges	$3,391	$6,388

Earnings per share—basic (excluding merger—related expenses)	$0.31	$0.58
Earnings per share—diluted (excluding merger—related expenses)	$0.28	$0.53
Return on average assets (non-GAAP operating earnings)	1.24%	1.19%
Return on average equity (non-GAAP operating earnings)	13.23%	12.64%

	Year Ended December 31, 2017
(Dollars in thousands, except per share data)	GAAP	Change	Non-GAAP
Income Statement:
Income tax expense	$6,846	$(2,036)	$4,810

Net Income	$7,690	$2,036	$9,726

Earnings Per Common Share:
Basic	$0.74	$0.20	$0.94
Diluted	$0.67	$0.18	$0.84
Performance Ratios:
Return on average assets	0.80%	0.22%	1.02%
Return on average equity	8.63%	2.29%	10.92%

SELECTED HISTORICAL FINANCIAL DATA OF COLOMBO

        The following tables set forth selected historical financial and other data for Colombo (i) as of and for the three months ended June 30, 2018 and 2017 and (ii) as of and for each of the years ended December 31, 2017, 2016, 2015, 2014 and 2013. The summary historical financial data as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 have been derived from Colombo's audited consolidated financial statements. The historical financial data as of and for the six months ended June 30, 2018 and 2017 have been derived from Colombo's unaudited interim financial information. The results included here and elsewhere in this prospectus are not necessarily indicative of future performance. The historical consolidated financial information presented below contains financial measures that are not presented in accordance with GAAP, and which have not been audited. See "—Non-GAAP Financial Measures."

        You should read this table together with, and it is qualified by reference to, the historical financial information contained in Colombo's audited consolidated financial statements and related notes for the year ended December 31, 2017 included as Annex F to this proxy statement/prospectus, and in Colombo's unaudited consolidated financial statements and related notes for the six months ended June 30, 2018 included as Annex G to this proxy statement/prospectus. The results of operations for the six months ended June 30, 2018 do not necessarily indicate the results which may be expected for any future period or for the full year.

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2017	2016	2015	2014	2013
Income Statement Data:
Interest income	$4,449	$4,470	$9,079	$8,597	$8,671	$8,123	$7,788
Interest expense	914	1,033	2,081	1,967	2,121	2,056	2,218

Net interest income	3,535	3,437	6,998	6,630	6,550	6,067	5,570
Provision for (recovery of) loan losses	(200)	—	(1,000)	(330)	(530)	—	(278)

Net interest income after provision for loan losses	3,735	3,437	7,998	6,960	7,080	6,067	5,848
Noninterest income	166	235	432	414	868	774	1,813
Noninterest expense	3,555	3,307	7,366	7,150	7,933	8,362	10,763

Net income (loss) before income taxes	346	365	1,064	224	15	(1,521)	(3,102)
Provision for income taxes	—	—	28	—	—	60	—

Net income (loss)	$346	$365	$1,036	$224	$15	$(1,581)	$(3,102)

Balance Sheet Data:
Total assets	$191,468	$206,255	$195,718	$200,883	$202,620	$200,766	$198,617
Loans, net of fees	152,555	161,137	157,226	162,370	164,774	136,228	132,864
Allowance for loan losses	(2,611)	(2,991)	(2,692)	(2,947)	(3,362)	(3,657)	(3,921)
Total investment securities	13,479	17,848	14,825	16,856	20,463	27,429	31,286
Total deposits	141,812	150,289	139,044	145,095	147,138	145,155	141,415
Subordinated notes, net of issuance costs	—	—	—	—	—	—	—
Other borrowed funds	28,000	35,000	35,000	35,000	35,000	35,000	35,000
Total shareholders' equity	21,294	20,586	21,171	20,132	19,968	20,053	21,080
Common shares outstanding	344,248	344,248	344,248	344,248	344,248	344,248	344,248
Per Common Share Data:
Net income—basic	$0.001	$0.001	$0.003	$0.001	$0.000	$(0.005)	$(0.009)
Net income—diluted	0.001	0.001	0.003	0.001	0.000	(0.005)	(0.009)
Book value	0.06	0.06	0.06	0.06	0.06	0.06	0.06
Tangible book value	0.06	0.06	0.06	0.06	0.06	0.06	0.06
Performance Ratios:
Return on average assets(1)	0.36%	0.35%	0.51%	0.11%	0.01%	(0.79)%	(1.53)%
Return on average equity(1)	3.24	3.58	5.02	1.11	0.08	(7.63)	(14.68)
Net interest margin	3.71	3.39	3.45	3.30	3.23	3.01	3.29
Efficiency ratio(2)	96.06	90.06	99.14	102.55	112.97	125.90	161.22
Noninterest income to average assets(1)	0.17	0.23	0.21	0.21	0.43	0.39	0.89
Noninterest expense to average assets(1)	3.68	3.21	3.62	3.56	3.95	4.19	5.31
Loans, net of fees to total deposits	107.58	107.22	113.08	111.91	111.99	93.85	93.95

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2017	2016	2015	2014	2013
Asset Quality:
Nonperforming assets and loans 90+ days past due	$2,311	$3,114	$3,320	$4,118	$3,939	$4,691	$8,239
Nonperforming assets and loans 90+ days past due to total assets	1.21%	1.51%	1.70%	2.05%	1.94%	2.34%	4.15%
Nonperforming loans to loans, net of fees	1.22	1.87	2.11	2.48	2.11	2.75	5.04
Allowance for loan losses to loans, net of fees	1.71	1.86	1.71	1.81	2.04	2.68	2.95
Allowance for loan losses to nonperforming loans	140.08	99.04	81.08	73.24	96.86	97.57	58.57
Net charge-offs (recoveries) to average loans, net of fees(1)	(0.16)	(0.05)	(0.46)	0.05	(0.15)	0.19	(0.38)
Capital Ratios:
Total risk-based capital	16.96%	15.89%	16.60%	15.98%	15.91%	17.41%	19.76%
Tier 1 risk-based capital	15.70	14.64	15.36	14.73	14.66	16.16	18.50
Common Equity Tier 1 capital	15.70	14.64	15.36	14.73	14.66	N/A	N/A
Leverage capital ratio	10.86	9.73	10.54	9.94	9.89	9.49	10.34
Other:
Average shareholders' equity to average total assets	11.05%	9.90%	10.12%	10.08%	9.93%	10.39%	10.42%
Average loans, net of fees to average total deposits	107.90	109.18	109.73	109.03	107.27	94.94	85.25
Average common shares outstanding:
Basic	344,248	344,248	344,248	344,248	344,248	344,248	344,248
Diluted	344,248	344,248	344,248	344,248	344,248	344,248	344,248

(1)
Annualized for six months ended June 30, 2018 and 2017.

(2)
Efficiency ratio is calculated as total non-interest expense divided by the sum of net interest income and non-interest income less gains on sale of securities available for sale and gain on foreclosure of other real estate owned. See "—Non-GAAP Financial Measures" below for a reconciliation of the efficiency ratio.

 NON-GAAP FINANCIAL MEASURES

        Some of the financial measures discussed in Colombo's selected historical financial data are "non-GAAP financial measures." In accordance with SEC rules, Colombo classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP in Colombo's statements of income, balance sheets or statements of cash flows. The following unaudited reconciliation tables provide a more detailed analysis of these non-GAAP financial measures.

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands)	2018	2017	2017	2016	2015	2014	2013
Net interest income	$3,535	$3,437	$6,998	$6,630	$6,550	$6,067	$5,570
Noninterest income	166	235	432	414	868	774	1,813

Total net interest income and noninterest income	$3,701	$3,672	$7,430	$7,044	$7,418	$6,841	$7,383

Less: gains on sale of securities available for sale	—	—	—	65	84	145	—
Less: gain on foreclosure of other real estate owned	—	—	—	7	312	54	707

Total net interest income and noninterest income for efficiency ratio	$3,701	$3,672	$7,430	$6,972	$7,022	$6,642	$6,676

Noninterest expense	$3,555	$3,307	$7,366	$7,150	$7,933	$8,362	$10,763
Efficiency ratio	96.06%	90.06%	99.14%	102.55%	112.97%	125.90%	161.22%

\ Table of Contents

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined financial information and explanatory notes present how the condensed combined financial statements of FVCB and Colombo may have appeared had the businesses actually been combined as of the dates indicated, and giving effect to the sale of 1,750,000 shares of FVCB common stock at a price of $20.00 per share, resulting in net proceeds, after underwriters' discounts and commissions and estimated expenses of the offering, of $31.9 million (assuming the underwriters' over-allotment option is not exercised). Provided below is an unaudited pro forma condensed combined balance sheet at June 30, 2018, based upon an assumed exchange ratio of 0.002175, reflecting an average closing price of FVCB common stock of $20.00 per share, the price at which FVCB is selling shares in the offering. The actual exchange ratio may be higher or lower than 0.002175. The actual exchange ratio in the merger may be higher or lower. Also provided is unaudited pro forma condensed combined income statements for the six months ended June 30, 2018 and the year ended December 31, 2017 based on the assumed exchange ratio. The unaudited pro forma condensed combined income statement for the year ended December 31, 2017 and the unaudited pro forma condensed combined income statement for the six months ended June 30, 2018 give effect to the merger as if the merger had been completed on January 1, 2017.

        The unaudited pro forma condensed combined financial information shows the impact of the merger on the combined financial position and the results of operations of FVCB and Colombo under the acquisition method of accounting with FVCB treated as the acquirer. Under this method of accounting, FVCB will record the assets and liabilities of Colombo at their estimated fair values as of the date the merger is completed. The unaudited pro forma condensed combined financial information does not give effect to any revenue enhancements or cost savings.

        The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both FVCB and Colombo that are included in this proxy statement/prospectus.

        The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the periods presented. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and may be revised. This information also does not reflect transaction costs, the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or that may be attained in the future.

        The unaudited pro forma condensed combined financial information should be read in conjunction with and is qualified in its entirety by reference to the historical consolidated financial statements and related notes thereto of FVCB, and the historical financial statements and related notes thereto of Colombo, included in this proxy statement/prospectus.

 PRO FORMA CONDENSED BALANCE SHEET (UNAUDITED)
FVCBankcorp, Inc. and Subsidiary
As of June 30, 2018
(Dollars in thousands, except per share data)

	As Reported
	FVCBankcorp, Inc.	Colombo Bank	Pro Forma Adjustments		FVCBankcorp, Inc. & Colombo Bank Pro Forma Combined
Assets
Cash and due from banks	$6,309	$1,003	$10,687	(a)	$17,999
Interest-bearing deposits at other financial institutions	30,734	22,474	—		53,208
Securities held-to-maturity	1,761	—	—		1,761
Securities available-for-sale, at fair value	117,083	13,479	—		130,562
Restricted stock, at cost	3,800	1,366	—		5,166
Loans, net of fees	955,641	152,555	(3,082)	(b)	1,105,114
Less: allowance for loan losses	(8,298)	(2,611)	2,611	(c)	(8,298)

Loans, net of fees and allowance	947,343	149,944	(471)		1,096,816
Premises and equipment, net	1,401	580	—	(d)	1,981
Goodwill	—	—	7,259	(e)	7,259
Other intangibles	88	—	1,640	(f)	1,728
Other assets	30,930	2,622	3,664	(g)	37,216

Total assets	$1,139,449	$191,468	$22,779		$1,353,696

Liabilities and Stockholders' Equity
Liabilities
Deposits:
Noninterest-bearing	$284,452	$21,042	$—		$305,494
Interest-bearing	724,444	120,770	(338)	(h)	844,876

Total deposits	$1,008,896	$141,812	$(338)		$1,150,370

FHLB advances	$—	$28,000	$450	(h)	$28,450
Subordinated notes, net of issuance costs	24,367	—	—		24,367
Other liabilities	2,220	362	—		2,582

Total liabilities	$1,035,483	$170,174	$112		$1,205,769

Stockholders' Equity
Common stock, $0.01 par value	111	3,442	(3,417)	(a)(i)(j)	136
Additional paid-in capital	75,411	28,591	18,209	(a)(i)(j)	122,211
Retained earnings (deficit)	31,933	(10,348)	7,484	(i)	29,069
Accumulated other comprehensive (loss), net	(3,489)	(391)	391	(i)	(3,489)

Total stockholders' equity	$103,966	$21,294	$22,667		$147,927

Total liabilities and stockholders' equity	$1,139,449	$191,468	$22,779		$1,353,696

See notes to the pro forma condensed combined financial information.

PRO FORMA CONDENSED STATEMENT OF INCOME (UNAUDITED)
FVCBankcorp, Inc. and Subsidiary
For the Six Months Ended June 30, 2018
(Dollars in thousands, except share and per share data)

	As Reported				FVCBankcorp, Inc. & Colombo Bank Pro Forma Combined
			Pro Forma Adjustments
	FVCBankcorp, Inc.	Colombo Bank
Interest income	$23,411	$4,449	$258	(k)	$28,118
Interest expense	5,292	914	(56)	(l)	6,150

Net Interest Income	18,119	3,535	314		21,968
Provision for (recovery of) loan losses	639	(200)	—		439

Net interest income after provision for (recovery of) loan losses	17,480	3,735	314		21,529
Noninterest income	748	166	—		914
Noninterest expense	11,082	3,555	146	(m)	14,783

Income before income tax expense	7,146	346	168		7,660
Provision for income taxes	1,072	—	9	(n)	1,081

Net income	$6,074	$346	$159		$6,579

Earnings per share, basic	$0.55				$0.49

Earnings per share, diluted	$0.50				$0.45

Average common shares outstanding
Basic	10,978,846	344,248,084	(341,749,344)	(o)	13,477,586
Diluted	12,058,238	344,248,084	(341,749,344)	(o)	14,556,978

See notes to the pro forma condensed combined financial information.

 PRO FORMA CONDENSED STATEMENT OF INCOME (UNAUDITED)
FVCBankcorp, Inc. and Subsidiary
For the Year Ended December 31, 2017
(Dollars in thousands, except share and per share data)

	As Reported(1)				FVCBankcorp, Inc. & Colombo Bank Pro Forma Combined
			Pro Forma Adjustments
	FVCBankcorp, Inc.	Colombo Bank
Interest income	$40,302	$9,079	$617	(k)	$49,998
Interest expense	8,195	2,081	168	(l)	10,444

Net Interest Income	32,107	6,998	449		39,554
Provision for loan losses	1,200	(1,000)	—		200

Net interest income after provision for loan losses	30,907	7,998	449		39,354
Noninterest income	2,975	432	—		3,407
Noninterest expense	19,346	7,366	318	(m)	27,030

Income before income tax expense	14,536	1,064	131		15,731
Provision for income taxes	6,846	28	28	(n)	6,902

Net income	$7,690	$1,036	$103		$8,829

Earnings per share, basic	$0.74				$0.68

Earnings per share, diluted	$0.67				$0.63

Average common shares outstanding
Basic	10,434,709	344,248,084	(341,749,344)	(o)	12,933,449
Diluted	11,545,408	344,248,084	(341,749,344)	(o)	14,044,148

(1)
Derived from audited financial statements as of December 31, 2017.

See notes to the pro forma condensed combined financial information.

NOTE A—BASIS OF PRESENTATION

        On May 3, 2018, FVCB and FVCbank entered into an Agreement and Plan of Merger, or merger agreement, with Colombo, providing for the merger of Colombo with and into FVCbank, a wholly-owned subsidiary of FVCB. At the effective time of the merger, Colombo will cease to exist and FVCbank shall survive and continue to exist as a Virginia chartered commercial bank.

        The merger agreement provides that at the effective time of the merger, each outstanding share of common stock of Colombo will be converted into the right to receive a combination of: (i) the number of shares of FVCB common stock determined by dividing $0.043492 by the average of the closing price per share of FVCB common stock for the five trading days ending on and including the second trading day immediately prior to the closing of the merger, rounded to six decimal places, and (ii) cash in an amount equal to $0.053157 per share of Colombo common stock. Any beneficial owner of Colombo common stock that would be entitled to receive fewer than 100 shares of our common stock will be entitled to elect to receive only cash, in an amount equal to $0.096649 per share of Colombo common stock. For purposes of these pro forma condensed combined financial statements, FVCB assumes an exchange ratio of 0.002175, based on an assumed average closing price of FVCB common stock of $20.00 per share, the price at which FVCB is issuing shares of its common stock in the offering.

        The unaudited pro forma condensed combined financial information of FVCB financial condition and results of operations, including per share data, are presented after giving effect to the merger. The pro forma financial information assumes that the merger with Colombo was consummated on January 1, 2017 for purposes of the unaudited pro forma condensed combined statement of income and on June 30, 2018 for purposes of the pro forma balance sheet and gives effect to the merger, for purposes of the unaudited pro forma condensed combined statement of income, as if it had been effective during the entire period presented. The pro forma financials also give effect to the issuance by FVCBankcorp, Inc. of 2,498,740 shares of common stock on December 31, 2017, as if the issuance had occurred on January 1, 2017, reflecting the issuance of 748,740 shares in the merger and 1.75 million shares for cash at $20.00 per share.

        The merger will be accounted for using the acquisition method of accounting; accordingly, the difference between the purchase price over the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill.

        The pro forma financial information includes estimated adjustments to record the assets and liabilities of Colombo at their respective fair values and represents management's estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Colombo's tangible, and identifiable intangible, assets and liabilities as of the closing date.

NOTE B—PRO FORMA ADJUSTMENTS

        The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current valuations, estimates and assumptions that are subject to change.

  (a)
  It is a condition to FVCB's obligation to complete the merger that it receive at least $10.0 million in gross proceeds from the sale of shares of FVCB common stock, or in its discretion borrowing transactions or the sale of FVCB preferred stock. FVCB has satisfied this condition through the sale of 1.75 million shares of common stock in an underwritten public offering, not including the underwriters' option to purchase an additional 262,500 shares of common stock to cover overallotments, at an offering price of $20.00 per share, resulting in net proceeds of approximately $31.9 million from the issuance. Issuance expenses are estimated to be approximately $3.1 million, including underwriters' commissions, before income taxes.

  (b)
  A fair value adjustment was recorded to Colombo's outstanding loan portfolio. This fair value adjustment was based on (1) current market interest rates and spreads including consideration for liquidity concerns and (2) FVCB's initial evaluation of credit deterioration identified in Colombo's loan portfolio. Loans were adjusted for credit deterioration of the acquired portfolio in the amount of $2.3 million, which represented a mark of approximately 1.5% on Colombo's outstanding loan portfolio. Of the $2.3 million credit mark, approximately 66.2%, or $1.5 million, is estimated to be an accretable adjustment. A further downward fair value adjustment to reflect differences in interest rates in the amount of $760 thousand was also recorded. Subsequent to the completion of the merger, FVCB will use an independent third party to determine the fair value of the acquired loans that could significantly change the amount of the estimated fair value adjustment.

  (c)
  The allowance for loan losses of Colombo is eliminated. Purchased loans acquired in a business combination are required to be recorded at fair value and the recorded allowance of the acquired company may not be carried over.

  (d)
  A fair value adjustment was not made as the amount was not expected to be material.

  (e)
  Goodwill of $7.3 million is generated as a result of the assumed total purchase price based on $20.00, the price at which FVCB is issuing shares of its common stock in the offering, and the fair value of assets purchased exceeding the fair value of liabilities assumed is recorded.

  (f)
  Other intangibles of $1.6 million represents FVCB's estimate of the fair value of the core deposit intangible asset to be recorded. The estimate represents a 1.69% premium on Colombo's core deposits. The actual amount of such core deposit intangible asset will be determined at the completion of the merger and will be valued by an independent third party that could change the amount of the adjustment significantly.

  (g)
  Deferred taxes associated with the adjustments to record the assets and liabilities of Colombo at fair value were recognized using FVCB's statutory rate of 21%.

  (h)
  A fair value adjustment of ($338 thousand) was recorded to Colombo's outstanding deposit liabilities, and a fair value adjustment of $450 thousand was recorded to Colombo's FHLB borrowings, to reflect current market interest rates and spreads for comparable instruments. Upon completion of the merger, FVCB will use an independent third party to determine the fair value of the assumed deposit liabilities and FHLB borrowings. Subsequent to the closing of the merger, the amount and timing of the estimated fair value adjustments could be revised significantly.

  (i)
  Adjustments representing the elimination of the historical equity of Colombo as part of the acquisition accounting adjustments.

  (j)
  Recognition of the equity portion of the merger consideration. The adjustment to common stock represents the $0.01 par value of shares of FVCB common stock issued to effect the transaction. The adjustment to surplus represents the amount of equity consideration above the par value of FVCB's common stock issued.

  (k)
  Represents the accretion of the fair value adjustment on portfolio loans assuming the merger closed on January 1, 2017. This consists of an accretion of $137 thousand and $344 thousand, respectively, for the six months ended June 30, 2018 and the year ended December 31, 2017 related to the accretable adjustment related to the credit mark on the acquired loans. In addition, accretion of $121 thousand and $273 thousand, respectively, was included for the six months ended June 30, 2018 and the year ended December 31, 2017 related to the interest rate adjustment on the acquired loans. The average remaining life of the loans is approximately 7.7 years.

  (l)
  Represents net amortization of the premium on deposits and FHLB borrowings assuming the merger closed on January 1, 2017. For purposes of the pro forma financial information, the following table reflects the respective amortization (accretion) amounts using the effective interest method and the average remaining life for each individual liability.

(Unaudited, dollars in thousands)	Average Remaining Life (Years)	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017
Deposits	1.17	$3	$326
FHLB borrowings	2.66	(59)	(158)
  (m)
  Represents the amortization of the core deposit intangible to be acquired in the merger over an estimated useful life of 9.5 years using the sum-of-the-months digits method assuming the merger closed on January 1, 2017. The estimated amount of the amortization is $146 thousand for the six months ended June 30, 2018 and $318 thousand for the year ended December 31, 2017.

  (n)
  Applicable income taxes at a 21% rate less deferred taxes associated with the net amortization and accretion of the purchase accounting adjustments.

  (o)
  Weighted-average basic and diluted shares outstanding were adjusted to give effect to the common stock issuance and the merger transaction.

NOTE C—PRO FORMA ALLOCATION OF PURCHASE PRICE

        The following table shows the pro forma allocation of the consideration paid for Colombo's common equity to the acquired identifiable assets and liabilities assumed and the pro forma goodwill generated from the transaction (Dollars in thousands):

Purchase price:
Fair value of FVCB common shares issued (748,740 shares), based on FVCB common stock at a price of $20.00 per share	$14,975
Cash paid	18,299

Total consideration transferred	33,274
Fair value of identifiable assets acquired:
Cash and cash equivalents	23,477
Investment securities	13,479
Restricted stock	1,366
Loans, net	149,473
Premises and equipment	580
Core deposit intangible	1,640
Other assets	6,286

Total identifiable assets	$196,301
Fair value of identifiable liabilities assumed:
Deposits	$141,474
Short-term borrowings	28,450
Other liabilities	362

Total identifiable liabilities	170,286

Net assets acquired including identifiable intangible assets	26,015

Preliminary pro forma goodwill	$7,259

NOTE D—ESTIMATED AMORTIZATION/ACCRETION OF ACQUISITION ACCOUNTING ADJUSTMENTS

        The following table sets forth an estimate of the expected effects of the estimated aggregate acquisition accounting adjustments reflected in the pro forma combined financial statements on the future pre-tax net income of FVCB after the merger with Colombo:

	Discount Accretion (Premium Amortization) For the Years Ended December 31,
(Unaudited, in thousands)	2018	2019	2020	2021	2022
Loans, net of unearned income	$616	$492	$329	$203	$166
Deposits	(326)	(5)	(2)	(3)	(3)
Core deposit intangible	(318)	(284)	(249)	(215)	(181)
FHLB borrowings	158	118	71	51	51

Increase in pre-tax income	$130	$321	$149	$36	$33

NOTE E—ESTIMATED COST SAVINGS AND MERGER-RELATED COSTS

        Estimated cost savings, expected to approximate 35% of Colombo's annualized pre-tax operating expenses, are excluded from the pro forma analysis. Cost savings are estimated to be realized at 100% in the first full year after acquisition and 100% in subsequent years. In addition, estimated merger-related costs are not included in the pro forma combined statements of income since they will be recorded in the combined results of income as they are incurred prior to or after completion of the merger and not indicative of what historical results of the combined company would have been had the companies been actually combined during the periods presented. Merger-related costs are estimated to be approximately $3.0 million, before-tax.

RISK FACTORS

        In addition to the other information provided in this proxy statement/prospectus, including the matters addressed in "Cautionary Note Regarding Forward-Looking Statements," on page 62,Colombo stockholders should carefully consider the matters described below to determine whether to approve and adopt the merger agreement.

  Risks Relating to the Merger

Completion of the merger is subject to the receipt of approvals from regulatory authorities that may impose conditions that could have an adverse effect on FVCB.

        Before the merger may be completed, FVCB and Colombo must obtain various approvals or consents from the Federal Reserve and state bank regulatory authorities. These regulatory authorities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although FVCB does not currently expect the imposition of any conditions or changes, there can be no assurance that such conditions or changes will not be imposed. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting FVCB revenues following the merger, any of which might have a material adverse effect on FVCB following the merger. Furthermore, FVCB is not obligated to complete the merger if the regulatory approvals received in connection with the merger include any conditions that in FVCB's good faith judgment would have a material adverse effect on the value of the merger to FVCB, or would require FVCB to enter into any regulatory agreements. As of the date of this proxy statement/prospectus, FVCB has received all regulatory approvals required to complete the merger. None of the approvals contain any nonstandard conditions.

The merger will not be completed unless important conditions are satisfied.

        Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law, the merger will not occur or will be delayed and FVCB may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions set forth in the merger agreement, must be satisfied or waived, before FVCB and Colombo are obligated to complete the merger:

  •
  all required regulatory approvals must be obtained;

  •
  the registration statement filed with respect to the shares of FVCB common stock to be issued in the merger must become effective under the Securities Act, and no stop order shall have been initiated or threatened by the SEC;

  •
  FVCB must have completed the sale of FVCB equity securities or debt financing for at least $10.0 million in gross proceeds. This condition has been satisfied through an underwritten public offering of 1.75 million shares of FVCB common stock, at a price of $20.00 per share, for gross proceeds of $35.0 million, without giving effect to the underwriters' option to purchase up to and additional 262,500 shares of common stock to cover overallotments;

  •
  the shares of FVCB common stock to be issued in the merger must be approved for listing on Nasdaq;

  •
  the representations and warranties of the parties must be true and correct, and the parties must have performed all of their respective obligations under the Merger Agreement; and

  •
  there shall not have been a material adverse change in the business, operations, assets, liabilities or financial condition of the parties.

In addition, the merger agreement may be terminated in certain circumstances if the merger is not consummated on or before February 28, 2019. FVCB and Colombo cannot assure you that all of the conditions precedent in the merger agreement will be satisfied, or to the extent legally permissible, waived, or that the acquisition of Colombo will be completed.

Combining FVCbank and Colombo may be more difficult, costly or time-consuming than expected, or could result in the loss of customers.

        FVCbank and Colombo have operated, and until the completion of the merger will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect each party's ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause the loss of customers or cause customers to withdraw their deposits, which could negatively affect the performance and earnings of the combined institution. FVCB may decide to close, sell or consolidate branches. Certain customers' branches may be consolidated with other branches in the market area resulting in new office locations and new banking associates serving such customers. There can be no assurance that customers will readily accept changes to their banking arrangements after the merger.

FVCB may not be able to achieve the anticipated results from the merger.

        The success of the merger will depend, in part, on FVCB's ability to realize the estimated cost savings and revenue enhancements from combining FVCbank and Colombo. FVCB's ability to realize increases in revenue will depend, in part, on its ability to retain Colombo's customers and employees, and to capitalize on existing relationships for the provision of additional products and services. If FVCB's expectations turn out to be incorrect or it is not able to successfully combine FVCbank and Colombo, the anticipated cost savings and increased revenues may not be realized fully or at all, or may take longer to realize than expected. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business, diversion of management attention, or inconsistencies in standards, controls, procedures and policies that adversely affect FVCbank's ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any combination of banking institutions, there also may be disruptions that cause FVCbank to lose customers or cause customers to withdraw their deposits from FVCbank. Colombo's customers may not readily accept changes to their banking arrangements that FVCB makes as part of its plan of integration. Additionally, FVCB might determine that it did not successfully identify and estimate the magnitude of Colombo's asset quality issues.

        FVCB may not be successful in overcoming these risks or other problems encountered in connection with potential acquisitions or other expansion activity. FVCB's inability to overcome these risks could have an adverse effect on FVCB's ability to implement its business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on FVCB's business, financial condition or results of operations. Additionally, FVCB expects that it will record approximately $7.3 million of goodwill and approximately $1.6 million of other intangibles in connection with the merger. FVCB's financial condition and results of operation may be adversely affected if that goodwill is determined to be impaired.

        The number of shares that FVCB will issue in the merger will float based on the average market price for FVCB common stock during a period ending shortly before closing. As a result, FVCB may issue more shares of common stock than it currently expects, which would increase tangible book value dilution recognized by existing FVCB shareholders, and result in a decline in the earnings accretion FVCB expects as a result of the merger. Any potential decline in the combined company's financial condition or results of operations may have an adverse impact on FVCbank's financial ratings, FVCbank's earnings, FVCbank's ability to pay dividends to FVCB and on FVCB's stock price.

Because the market price of FVCB common stock will fluctuate, Colombo stockholders cannot be sure of the number of shares they will receive.

        Upon completion of the merger, each share of Colombo common stock will be converted into the right to receive merger consideration consisting of shares of FVCB common stock and cash pursuant to the merger agreement. The number of shares of FVCB common stock into which shares of Colombo common stock will be converted will fluctuate until shortly before the closing of the merger, based on the trading price of FVCB common stock. Until completion of the period during which the average closing price of FVCB common stock is determined, which may be after the special meeting, you will not know the exact number or value of shares of FVCB common stock which a Colombo stockholder will receive in exchange for shares of Colombo common stock. The market price of FVCB common stock may change as a result of a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of FVCB and are not necessarily related to a change in the financial performance or condition of FVCB. As FVCB's share price fluctuates, the value of the shares of FVCB common stock that a Colombo stockholder will receive will correspondingly fluctuate. It is impossible to predict accurately the market price of FVCB common stock after completion of the merger. Accordingly, the price of FVCB common stock on the date of the special meeting may not be indicative of its price immediately prior to completion of the merger and after the merger is completed. FVCB urges you to obtain current market quotations for FVCB common stock. See "Summary—Market Price and Dividend Information."

The combined company will incur significant transaction and merger-related costs in connection with the merger.

        FVCB and Colombo expect to incur costs associated with combining the operations of FVCbank and Colombo. FVCB and Colombo have begun collecting information in order to formulate detailed integration plans to deliver planned synergies. Additional unanticipated costs may be incurred in the integration of the businesses of FVCbank and Colombo. Whether or not the merger is consummated, FVCbank and Colombo will incur substantial expenses, such as legal, accounting, printing, contract termination fees, and financial advisory fees, in pursuing the merger. Although FVCB and Colombo expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses of FVCbank and Colombo, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

The merger may distract FVCB's, FVCbank's and Colombo's management teams from their other responsibilities.

        The merger could cause the management of the companies to focus their time and energies on matters related to the merger that otherwise would be directed to the companies' business and operations. Any such distraction on the part of management, if significant, could affect management's ability to service existing business and develop new business and adversely affect the combined company's business and earnings following the merger.

Colombo directors and executive officers may have interests in the merger that differ from your interests.

        In considering the information contained in this proxy statement/prospectus, you should be aware that Colombo's directors and executive officers have financial and other interests in the merger that are different from, or in addition to, the interests of Colombo stockholders generally. These interests include, among other things:

  •
  Gilbert F. Kennedy, III, President and Chief Executive Officer of Colombo, has entered into a new employment agreement providing for certain benefits, the same base salary, a lump sum payment, and a discretionary bonus structure;

  •
  Matthew White, Chief Financial Officer of Colombo, entered into an agreement with FVCbank pursuant to which he will continue in FVCbank's employ for a period of up to three months, after which he will be entitled to receive cash severance under his change in control agreement with Colombo;

  •
  FVCB may award retention bonuses to certain employees;

  •
  the right of certain executive officers to receive cash severance under their change in control agreements with Colombo if their employment is involuntarily terminated without cause or the executive terminates for good reason;

  •
  the right to continued indemnification and liability insurance coverage for Colombo's current directors and executive officers by FVCB after the merger for acts or omissions occurring before the merger; and

  •
  the appointment of Mr. Bender to FVCB's and FVCbank's board of directors following completion of the merger, and any related compensation for such services.

        Colombo's board of directors was aware of these interests and considered them in approving and recommending the merger agreement. These circumstances may cause some of Colombo's directors and executive officers to view the proposed merger differently than you view it.

        These and certain other additional interests of Colombo's directors and executive officers are described in detail in "Proposal 1—The Merger—Interests of Directors and Executive Officers in the Merger," found elsewhere in this proxy statement/prospectus.

The fairness opinion received by the board of directors of Colombo prior to the execution of the merger agreement will not reflect changes in circumstances after the date of the fairness opinion.

        RP Financial, delivered to the board of directors of Colombo, its fairness opinion on May 3, 2018. Colombo stockholders should be aware that the opinion does not speak as of any date other than May 3, 2018. The opinion does not reflect changes that may occur or may have occurred after the date of such opinion, including changes to the operations and prospects of FVCB, FVCbank or Colombo, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors beyond the control of FVCB, FVCbank and Colombo, may materially alter or affect the value of FVCB or Colombo or the sale prices of shares of FVCB common stock and Colombo common stock.

After the merger is complete, Colombo stockholders will become FVCB shareholders and will have different rights than their current rights.

        Upon completion of the merger, Colombo stockholders will become FVCB shareholders. Colombo is incorporated in Maryland and FVCB is incorporated in Virginia. Differences in state law as well as Colombo's articles of incorporation and bylaws and FVCB's articles of incorporation and bylaws will result in changes to the rights of Colombo stockholders who become FVCB shareholders. For more information, see "Comparison of Shareholders' Rights," beginning on page 192 of this proxy statement/prospectus. Stockholders of Colombo may conclude that their current rights under Colombo's articles of incorporation and bylaws are more advantageous than the rights they will have as an FVCB shareholder under FVCB's articles of incorporation and bylaws.

If the merger is not completed, Colombo will have incurred substantial expenses without realizing the expected benefits.

        Colombo will incur substantial expenses in connection with the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. Colombo cannot guarantee that these conditions will be met. If the merger is not completed, these expenses could have a material adverse impact on the financial condition of Colombo because it would not have realized the expected benefits from the merger.

        In addition, if the merger is not completed, Colombo may experience negative reactions from the financial markets and from its customers and employees. Colombo also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Colombo to perform its obligations under the merger agreement. If the merger is not completed, Colombo cannot assure its stockholders that the risks described above will not materialize and will not materially affect the business, financial results and stock price of Colombo.

Failure to complete the merger could negatively affect the market price of Colombo's common stock.

        If the merger is not completed for any reason, Colombo will be subject to a number of material risks, including the following:

  •
  the market price of its common stock may decline to the extent that the current market prices of its shares reflect a market assumption that the merger will be completed;

  •
  costs relating to the merger, such as legal, accounting and financial advisory fees, and, in specified circumstances, termination fees in certain limited circumstances, must be paid even if the merger is not completed;

  •
  the diversion of management's attention from the day-to-day business operations and the potential disruption to Colombo's employees and business relationships during the period before the completion of the merger may make it difficult to regain financial and market positions if the merger does not occur; and

  •
  if Colombo's board of directors seeks another merger or business combination, Colombo's shareholders cannot be certain that Colombo will be able to find a party willing to pay an equivalent or greater consideration than that which FVCB has agreed to pay in the merger.

The merger agreement limits the ability of Colombo to pursue alternatives to the merger.

        The merger agreement contains "no shop" provisions that, subject to specified exceptions, limit the ability of Colombo to solicit, encourage, discuss, recommend or commit to alternative acquisition proposals, as well as a termination fee that is payable by Colombo under certain circumstances. These provisions might discourage potential competing transaction partners that might have an interest in acquiring all or a significant part of Colombo from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing transaction partner proposing to pay a lower per share price to acquire Colombo than it might otherwise have proposed to pay.

Failure to complete the merger in certain circumstances could require Colombo to pay a termination fee.

        If the merger should fail to occur in certain circumstances that relate to a possible combination of Colombo with another acquirer, Colombo may be obligated to pay FVCB $1.6 million as a termination fee. See "Proposal 1—The Merger—Terms of the Merger—Termination Fee."

  Risks Relating to FVCB and FVCbank and their Business

FVCbank's business and operations may be materially adversely affected by weak economic conditions.

        FVCbank's business and operations, which primarily consist of banking activities, including lending money to customers and borrowing money from customers in the form of deposits, are sensitive to general business and economic conditions in the U.S. generally, and in the Washington, D.C. metropolitan area in particular. The economic conditions in FVCbank's local markets may be different from the economic conditions in the U.S. as a whole. If economic conditions in the U.S. or any of FVCbank's markets weakens, FVCbank's growth and profitability from FVCbank's operations could be constrained. In addition, foreign economic and political conditions could affect the stability of global financial markets, which could hinder economic growth. The current economic environment is characterized by interest rates gradually increasing from near historically low levels, which could impact FVCbank's ability to attract deposits and to generate attractive earnings through FVCbank's loan and investment portfolios. All these factors can individually or in the aggregate be detrimental to FVCbank's business, and the interplay between these factors can be complex and unpredictable. Unfavorable market conditions can result in a deterioration in the credit quality of FVCbank's borrowers and the demand for FVCbank's products and services, an increase in the number of delinquencies, defaults and charge-offs, additional provisions for loan losses, a decline in the value of FVCbank's collateral, and an overall material adverse effect on the quality of FVCbank's loan portfolio.

        FVCbank's business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government, and future tax rates are concerns for businesses, consumers and investors in the U.S. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond FVCbank's control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on FVCbank's business, financial conditions and results of operations.

FVCbank is subject to interest rate risk, which could adversely affect FVCB's profitability.

        FVCbank's profitability, like that of most financial institutions, depends to a large extent on net interest income, which is the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings.

        Interest rates are highly sensitive to many factors that are beyond FVCB's and FVCbank's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest FVCbank receives on loans and securities and the interest FVCbank pays on deposits and borrowings, but such changes could affect FVCbank's ability to originate loans and obtain deposits, the fair value of FVCbank's financial assets and liabilities, and the average duration of FVCbank's assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, FVCbank's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse impact FVCbank's business, financial condition and results of operations.

        FVCbank's interest sensitivity profile was modestly asset sensitive as of June 30, 2018. As a result, FVCbank would expect small increases in net interest income if interest rates rise, and small declines in the event rates fall. However, such expectations are based on assumptions as to deposit customer behavior in an increasing rate scenario. When short-term interest rates rise, the rate of interest FVCbank pays on its interest-bearing liabilities may rise more quickly than the rate of interest that it receives on its interest-earning assets, which may cause net interest income to decrease. Additionally, a shrinking yield premium between short-term and long-term market interest rates, a pattern usually indicative of investors' waning expectations of future growth and inflation, commonly referred to as a flattening of the yield curve, typically reduces profit margin as FVCB borrows at shorter terms than the terms at which it lends and invests.

        In addition, an increase in interest rates could also have a negative impact on FVCbank's results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also reduce collateral values and necessitate further increases to the allowance for loan losses, which could have a material adverse effect on FVCbank business, financial condition and results of operations.

FVCbank is subject to credit risk, which could adversely affect FVCbank's profitability.

        FVCbank's business depends on its ability to successfully measure and manage credit risk. As a lender, FVCbank is exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover FVCbank's outstanding exposure. In addition, FVCbank is exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors including local market conditions and general economic conditions. If the overall economic climate in the U.S., generally, or in FVCbank's market areas specifically, experiences material disruption, FVCbank's borrowers may experience difficulties in repaying their loans, the collateral FVCbank holds may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require significant additional provisions for loan losses.

        FVCbank's risk management practices, such as monitoring the concentrations of its loans and FVCbank's credit approval, review and administrative practices, may not adequately reduce credit risk, and FVCbank's credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Many of FVCbank's loans are made to small businesses that are less able to withstand competitive, economic and financial pressures than larger borrowers. Consequently, FVCbank may have significant exposure if any of these borrowers become unable to pay their loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce, unemployment or death. A failure to effectively measure and limit the credit risk associated with FVCbank's loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that FVCbank significantly increases its allowance for loan losses, each of which could adversely affect FVCbank's net income. As a result, FVCbank's inability to successfully manage credit risk could have a material adverse effect on its business, financial condition and results of operations.

Losses related to any single loan could have a significant impact on FVCbank's financial condition and results of operations.

        While FVCbank's average funded loan size is relatively small compared to its legal lending limit, averaging $1.2 million for commercial real estate loans and $247 thousand for commercial and industrial loans at June 30, 2018, FVCbank's legal lending limit has increased, and FVCbank has originated larger loans in recent years. As a result of FVCbank's commercial real estate lending, the loan portfolio contains approximately 24 loans which each have a balance in excess of 5% of FVCbank's shareholder's equity, and FVCbank's largest single exposure is $12.8 million, while our largest exposure to one borrower is $18.6 million. Additionally, commercial and industrial loans not primarily secured by real estate are typically made based on the ability of the borrower to make payment on the loan from the cash flow of the business, and are collateralized primarily by business assets such as equipment, inventory and accounts receivable. These assets are often subject to depreciation over time, may be more difficult than real estate collateral to evaluate, and may be more difficult to realize fair value upon foreclosure. As a result, the availability of funds for repayment of such loans is often contingent on the success of the business itself. Although FVCbank seeks to structure and monitor its loans and the financial condition of FVCbank's borrowers in an effort to avoid or minimize losses, unexpected reversals in the business of an individual borrower can occur, and the resulting decline in the quality of loans to such borrowers, and related provisions for credit losses, could have a material adverse effect on FVCbank's earnings, financial condition and shareholder returns.

A substantial portion of FVCbank's loans are and will continue to be real estate related loans in the Washington, D.C. metropolitan area. Adverse changes in the real estate market or economy in this area could lead to higher levels of problem loans and charge-offs, adversely affecting FVCbank's earnings and financial condition.

        FVCbank currently makes loans primarily to borrowers in the Washington, D.C. metropolitan area, focusing on the counties of Arlington, Fairfax, Loudoun and Prince William, Virginia and the independent cities located within those counties, and a substantial portion of such loans are secured by real estate. These concentrations expose FVCbank to the risk that adverse developments in the real estate market, or in the general economic conditions in such areas, or the continuation of such adverse developments, could increase the levels of nonperforming loans and charge-offs, and reduce loan demand and deposit growth. In that event, FVCbank would likely experience lower earnings or losses. Additionally, if economic conditions in the area deteriorate, or there is significant volatility or weakness in the economy or any significant sector of the area's economy, FVCbank's ability to develop its business relationships may be diminished, the quality and collectability of FVCbank's loans may be adversely affected, the value of collateral may decline and loan demand may be reduced.

Increases to FVCbank's nonperforming assets or other problem assets will have an adverse effect on FVCbank's earnings.

        As of June 30, 2018, FVCbank had nonperforming loans and loans 90 days or more past due of $938 thousand, or 0.10% of total assets, and $3.9 million of other real estate owned, or OREO, and nonperforming assets of 0.42% of total assets. At that date, FVCB also had $1.6 million of loans considered troubled debt restructurings, all of which are currently performing. If any of FVCbank's loans which are troubled debt restructurings or 90 or more days past due and still accruing become nonaccrual loans, FVCbank will not record interest income on such loans, and may be required to reverse prior accruals, thereby adversely affecting its earnings. If the level of FVCbank's nonperforming or other problem assets increases, it may be required to make additional provisions for loan losses, which will impact its earnings. If FVCbank is required to foreclose on any collateral properties securing FVCbank's loans, FVCbank will incur legal and other expenses in connection with the foreclosure and sale process. Additionally, the resolution of nonperforming assets, troubled debt restructurings and other problem assets requires the active involvement of management, which can distract management from its overall supervision of operations and other income producing activities.

FVCbank's concentrations of loans may create a greater risk of loan defaults and losses.

        A substantial portion of FVCbank's loans are secured by various types of real estate in the Washington, D.C. metropolitan area and substantially all of its loans are to borrowers in that area. At June 30, 2018, 85.6% of FVCbank's total loans were secured by real estate; commercial real estate loans, excluding construction and land development, comprised the largest portion of these loans at

59.9% of FVCbank's portfolio. Management believes that the commercial real estate concentration risk is mitigated by diversification among the types and characteristics of real estate collateral properties, sound underwriting practices, rigorous portfolio monitoring and ongoing market analysis. Construction and land development loans comprised 14.6% of total loans at June 30, 2018. Commercial and industrial loans comprised 11.6% of total loans at June 30, 2018. These categories of loans have historically carried a higher risk of default than other types of loans, such as single family residential mortgage loans. The repayment of these loans often depends on the successful operation of a business or the sale or development of the underlying property, and, as a result, are more likely to be adversely affected by adverse conditions in the real estate market or the economy in general. While FVCbank believes that its loan portfolio is well diversified in terms of borrowers and industries, these concentrations expose FVCbank to the risk that adverse developments in the real estate market, or in the general economic conditions in the Washington, D.C. metropolitan area, could increase the levels of nonperforming loans and charge-offs, and reduce loan demand. In that event, FVCbank would likely experience lower earnings or losses. Additionally, if, for any reason, economic conditions in FVCbank's market area deteriorate, or there is significant volatility or weakness in the economy or any significant sector of the area's economy, FVCbank's ability to develop its business relationships may be diminished, the quality and collectability of FVCbank's loans may be adversely affected, the value of collateral may decline, and loan demand may be reduced.

        Commercial real estate loans tend to have larger balances than single family mortgages loans and other consumer loans. Because the loan portfolio contains a significant number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, which could have an adverse impact on FVCbank's results of operations and financial condition.

FVCbank operates in a highly competitive market and faces increasing competition from a variety of traditional and new financial services providers, which could adversely impact its profitability.

        The banking business is highly competitive. FVCbank competes as a financial intermediary with other commercial banks, savings banks, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Washington, D.C. metropolitan area and elsewhere, as well as nontraditional competitors such as fintech companies and internet-based lenders, depositories and payment systems. FVCbank's profitability depends upon its continued ability to successfully compete with traditional and new financial services providers, some of which maintain a physical presence in its market areas and others of which maintain only a virtual presence.

        FVCbank's primary market area is a highly competitive, highly branched, banking market. Competition in the market area for loans to small and middle-market businesses and professionals, FVCbank's target market, is intense and pricing is important. Several of FVCbank's competitors have substantially greater resources and lending limits than it, and offer certain services, such as extensive and established branch networks and trust services, that FVCbank does not currently provide or currently expect to provide in the near future. Moreover, larger institutions operating in the Washington, D.C. metropolitan area have access to borrowed funds at lower cost than will be available to FVCbank. Additionally, deposit competition among institutions in the market area is strong. Increased competition could require FVCbank to increase the rates it pays on deposits or lower the rates that it offers on loans, which could reduce FVCbank's profitability. FVCbank's failure to compete effectively in its market could restrain its growth or cause it to lose market share, which could have a material adverse effect on its business, financial condition and results of operations.

FVCbank's portfolio of loans to small to mid-sized community-based businesses may increase its credit risk.

        Many of FVCbank's commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the market area in which FVCbank operates negatively impact this important customer sector, FVCbank's results of operations and financial condition may be adversely affected. Moreover, a portion of these loans have been made by FVCbank in recent years and the borrowers may not have experienced a complete business or economic cycle. The deterioration of borrowers' businesses may hinder their ability to repay their loans with FVCbank, which could have a material adverse effect on FVCbank's financial condition and results of operations.

FVCbank's government contractor customers, and businesses in the Washington, D.C. metropolitan area in general, may be adversely impacted by the federal government and a budget impasse.

        At June 30, 2018, 11.6% of FVCbank's total loans were outstanding to commercial and industrial customers. Of that, approximately 31.0% of loans outstanding are to government contractors or their subcontractors specializing in the defense and homeland security and defense readiness sectors, and FVCbank has commitments of $89.8 million to such borrowers. FVCbank is actively seeking to expand its exposure to this business segment. While FVCbank believes that its loans to government contractor customers are unlikely to experience more than a delay in payment, the current emphasis on defense readiness presents an opportunity for many of FVCbank's customers. In the event of a government shutdown, this could cause these customers to have their government contracts reduced or terminated for convenience, or have payments delayed, causing a loss of anticipated revenues or reduced cash flow, resulting in an increase in credit risk, and potentially defaults by such customers on their respective loans.

        FVCbank's government contractor customers could also withdraw their deposit balances during a shutdown to fund current operations, resulting in additional liquidity risk. Additionally, temporary layoffs, salary reductions or furloughs of government employees or government contractors could have adverse impacts on other businesses in FVCbank's market and the general economy of the Washington, D.C. metropolitan area, and may indirectly lead to a loss of revenues by FVCbank's customers. As a result, a government shutdown could lead to an increase in the levels of past due loans, nonperforming loans, loan loss reserves and charge-offs, and a decline in liquidity.

FVCbank may not be able to retain or grow its core deposit base, which could adversely impact FVCbank funding costs.

        Like many financial institutions, FVCbank relies on customer deposits as its primary source of funding for lending activities, and FVCbank continues to seek customer deposits to maintain this funding base. FVCbank's future growth will largely depend on its ability to retain and grow its deposit base. As of June 30, 2018, FVCbank had $1.01 billion in deposits. As of the same date, using deposit account related information such as tax identification numbers, account vesting and account size, FVCbank estimated that $565.7 million of its deposits exceeded the insurance limits established by the Federal Deposit Insurance Corporation, or FDIC. FVCbank's deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors outside of FVCbank's control, such as increasing competitive pressures for deposits, changes in interest rates and returns on other investment classes, customer perceptions of FVCbank's financial health and general reputation, and a loss of confidence by customers in FVCbank or the banking sector generally, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits. Any such loss of funds could result in lower loan originations, which could have a material adverse effect on FVCbank's business, financial condition and results of operations.

Liquidity risk could impair FVCbank's ability to fund operations and meet FVCbank's obligations as they become due, and failure to maintain sufficient liquidity could materially adversely affect FVCbank's growth, business, profitability and financial condition.

        Liquidity is essential to FVCbank's business. Liquidity risk is the potential that FVCbank will be unable to meet its obligations as they become due because of an inability to liquidate assets or obtain adequate funding at a reasonable cost, in a timely manner and without adverse conditions or consequences. FVCbank requires sufficient liquidity to fund asset growth, meet customer loan requests, customer deposit maturities and withdrawals, payments on its debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances, including events causing industry or general financial market stress. Liquidity risk can increase due to a number of factors, including an over-reliance on a particular source of funding or market-wide phenomena such as market dislocation and major disasters. As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Deposits and Other Borrowings," FVCbank has a deposit concentration related to municipalities. Factors that could detrimentally impact access to liquidity sources include, but are not limited to, a decrease in the level of FVCbank's business activity as a result of a downturn in FVCbank's market, adverse regulatory actions against FVCbank, or changes in the liquidity needs of FVCbank's depositors. Market conditions or other events could also negatively affect the level or cost of funding, affecting FVCbank's ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost, in a timely manner, and without adverse consequences. FVCbank's inability to raise funds through deposits, borrowings, the sale of loans, and other sources could have a substantial negative effect on its business, and could result in the closure of FVCbank. FVCbank's access to funding sources in amounts adequate to finance its activities or on acceptable terms could be impaired by factors that affect FVCbank specifically or the financial services industry or economy in general. Any substantial, unexpected, and/or prolonged change in the level or cost of liquidity could impair FVCbank's ability to fund operations and meet its obligations as they become due and could have a material adverse effect on FVCbank's business, financial condition and results of operations.

        FVCbank relies on customer deposits, including brokered deposits, and to a lesser extent on advances from the Federal Home Loan Bank of Atlanta, or FHLB, to fund FVCbank's operations. Although FVCbank has historically been able to replace maturing deposits and advances if desired, FVCbank may not be able to replace such funds in the future if FVCbank's financial condition, the financial condition of the FHLB or market conditions were to change. FHLB borrowings and other current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations.

FVCbank's reputation is critical to its business, and damage to it could have a material adverse effect on FVCbank and FVCB.

        A key differentiating factor for FVCbank's business is the strong reputation it is building in the market. Maintaining a positive reputation is critical to attracting and retaining customers and employees. Adverse perceptions of FVCbank could make it more difficult for it to execute on its strategy. Harm to FVCbank's reputation can arise from many sources, including actual or perceived employee misconduct, errors or misconduct by FVCbank's third party vendors or other counterparties, litigation or regulatory actions, FVCbank's failure to meet FVCbank's high customer service and quality standards, compliance failures and weakened financial condition. Negative publicity about FVCbank, whether or not accurate, may damage its reputation, which could have a material adverse effect on FVCbank's and FVCB's business, financial condition and results of operations.

FVCbank's allowance for loan losses may be inadequate to absorb losses inherent in the loan portfolio, which could have a material adverse effect on FVCbank's business, financial condition and results of operations.

        Experience in the banking industry indicates that a portion of FVCbank's loans will become delinquent, and that some may only be partially repaid or may never be repaid at all. FVCbank may experience losses for reasons beyond its control, such as the impact of general economic conditions on customers and their businesses. In determining the size of its allowance for loan losses, FVCbank relies on an analysis of its loan portfolio considering historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and nonaccruals, economic conditions and other pertinent information. Although FVCbank endeavors to maintain its allowance for loan losses at a level adequate to absorb any inherent losses in the loan portfolio, the determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires FVCbank to make significant estimates of and assumptions regarding current credit risk and future trends, and the accuracy of FVCbank's judgments depends on the outcome of future events. Further, despite FVCbank's underwriting criteria and historical experience, FVCbank may be particularly susceptible to losses due to: (i) the geographic concentration of loans, (ii) the concentration of higher risk loans, such as commercial real estate, and commercial and industrial loans, and (iii) the relative lack of seasoning of certain loans.

        Deterioration of economic conditions affecting borrowers, new information regarding existing loans, inaccurate management assumptions, identification of additional problem loans and other factors, both within and outside of FVCbank's control, may result in FVCbank experiencing higher levels of nonperforming assets and charge-offs, and incurring loan losses in excess of FVCbank's current allowance for loan losses, requiring FVCbank to make material additions to its allowance for loan losses, which could have a material adverse effect on FVCbank's business, financial condition and results of operations.

        FVCbank's federal and state banking regulators, as an integral part of their supervisory function, periodically review the allowance for loan losses. These regulatory agencies may require FVCbank to increase its provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from FVCbank's judgements. If FVCbank needs to make significant and unanticipated increases in the loss allowance in the future, or to take additional charge-offs for which it has not established adequate reserves, FVCbank's results of operations and financial condition could be materially adversely affected at that time.

The success of FVCbank's growth strategy depends, in part, on FVCbank's ability to identify and retain individuals with experience and relationships in its market.

        FVCbank's success depends, in large part, on its management team and key employees. The loss of any of FVCbank's management team or its key employees could materially adversely affect FVCbank's ability to execute its business strategy, and FVCbank may not be able to find adequate replacements on a timely basis, or at all. FVCbank cannot ensure that it will be able to retain the services of any members of FVCbank's management team or other key employees. Failure to attract and retain a qualified management team and qualified key employees could have a material adverse effect on FVCbank's business, financial condition and results of operations.

        In order to continue to grow successfully, FVCbank must also identify and retain experienced loan officers with local expertise and relationships. FVCbank expects that competition for experienced loan officers will continue to be intense and that there will be a limited number of qualified loan officers with knowledge of, and experience in, the community banking industry in FVCbank's market area. Even if FVCbank identifies individuals that it believe could assist in building FVCbank's franchise, FVCbank may be unable to recruit these individuals away from their current banks. In addition, the process of identifying and recruiting loan officers with the combination of skills and attributes required to carry out FVCbank's strategy is often lengthy. FVCbank's inability to identify, recruit and retain talented personnel could limit FVCbank's growth and could adversely affect FVCbank's business, financial condition and results of operations. The lack of acquisition opportunities in the future, or FVCbank's inability to successfully bid for such opportunities as are available, could result in a slower pace of growth.

FVCbank may not be able to successfully manage continued growth.

        As a result of the merger and the concurrent capital raise, FVCB's capital, assets and liabilities, and legal lending limit will increase. FVCbank cannot be certain as to its ability to manage increased levels of assets and liabilities, or to successfully make and supervise higher balance loans. Further, FVCbank may not be able to maintain the relatively low number and level of nonperforming loans that it has experienced. FVCbank may be required to make additional investments in equipment, software, physical facilities and personnel to accumulate and manage higher asset levels and loan balances, which may adversely impact earnings, shareholder returns, and FVCbank's efficiency ratio. Increases in operating expenses or nonperforming assets may have an adverse impact on the value of FVCbank's common stock.

        There can be no assurance that FVCbank will be able to continue to grow and to remain profitable in future periods, or, if profitable, that FVCbank's overall earnings will remain consistent with FVCbank's prior results of operations, or increase in the future. A downturn in economic conditions in FVCbank's market, particularly in the real estate market, heightened competition from other financial services providers, an inability to retain or grow FVCbank's core deposit base, regulatory and legislative considerations, a failure to maintain adequate internal controls and compliance processes, and failure to attract and retain high-performing talent, among other factors, could limit FVCbank's ability to grow assets, or increase profitability, as rapidly as it has in the past. Sustainable growth requires that FVCbank manage its risks by following prudent loan underwriting standards, balancing loan and deposit growth without materially increasing interest rate risk or compressing FVCbank's net interest margin, maintaining more than adequate capital at all times, hiring and retaining qualified employees and successfully implementing FVCbank's strategic initiatives. FVCbank's failure to sustain its historical rate of growth or adequately manage the factors that have contributed to FVCbank's growth could have a material adverse effect on FVCbank's earnings and profitability and therefore on FVCbank's business, financial condition and results of operations.

Regulatory requirements affecting FVCbank's loans secured by commercial real estate could limit FVCbank's ability to leverage FVCbank's capital and adversely affect FVCbank's growth and profitability.

        The federal banking agencies have issued guidance for institutions that are deemed to have concentrations in commercial real estate lending. The guidance provides that institutions which have (1) total reported loans for construction, land development and other land loans which represent 100% or more of an institution's total risk-based capital; or (2) total reported commercial real estate loans, excluding loans secured by owner-occupied commercial real estate, representing 300% or more of the institution's total risk-based capital and the institution's commercial real estate loan portfolio has increased 50% or more during the prior 36 months, are identified as having potential commercial real estate concentration risk. Institutions which are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management with respect to their commercial real estate portfolios, and may be required to hold higher levels of capital. FVCbank has a concentration in commercial real estate loans, and it has experienced significant growth in its commercial real estate portfolio in recent years. From June 30, 2015 through June 30, 2018, FVCbank's nonowner-occupied commercial real estate loan balances increased by $148.6 million, or 79.5%, and its commercial construction, development and land loan balances increased by $96.8 million, or 229.8%. As of June 30, 2018, commercial real estate loans, as defined for regulatory purposes, represented

397.0% of FVCbank's total risk-based capital. Of those loans, commercial construction, development and land loans represented 103.1% of total risk based capital. Owner-occupied commercial real estate loans represented an additional 92.0% of FVCbank's total risk based capital. Management has extensive experience in commercial real estate lending, and has implemented and continues to maintain heightened portfolio monitoring and reporting, and strong underwriting criteria with respect to its commercial real estate portfolio. Nevertheless, FVCbank could be required to maintain higher levels of capital as a result of its commercial real estate concentration, which could limit FVCbank's growth, require FVCbank to obtain additional capital, and have a material adverse effect on FVCbank's business, financial condition and results of operations.

Lack of seasoning of FVCbank's loan portfolio could increase risk of credit defaults in the future.

        As a result of FVCbank's organic growth over the past several years, as of June 30, 2018, approximately $659.8 million, or 69.7%, of the loans in FVCbank's loan portfolio were first originated during the past three years. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as "seasoning." As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Therefore the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned and may not serve as a reliable basis for predicting the health and nature of FVCbank's loan portfolio, including net charge-offs and the ratio of nonperforming assets in the future. FVCbank's limited experience with these loans may not provide it with a significant history with which to judge future collectability or performance. The average age by loan type for loans originated in the past three years is: commercial real estate loans—1.58 years; commercial and industrial loans—1.58 years; commercial construction loans—0.68 years; consumer residential loans—2.09 years; and consumer nonresidential loans—0.67 years. FVCbank has experienced annual net loan growth of 16%, 23%, and 22%, for the years ended December 31, 2017, 2016 and 2015, respectively, and a compound annual growth rate over the past five years of 21%. During these years of significant loan growth, seasoned portions of FVCbank's loan portfolio paid off and were replaced by newly originated loans. However, FVCbank believes that its stringent credit underwriting process, its ongoing credit review processes, and its history of successful management of FVCbank's loan portfolio, mitigate these risks. Nevertheless, if delinquencies and defaults increase, FVCbank may be required to increase its provision for loan losses, which could have a material adverse effect on FVCbank's business, financial condition and results of operations.

Limits on FVCbank's ability to use brokered deposits as part of FVCbank's funding strategy may adversely affect FVCbank's ability to grow.

        A "brokered deposit" is any deposit that is obtained from, or through the mediation or assistance of, a deposit broker. These deposit brokers attract deposits from individuals and companies throughout the country and internationally whose deposit decisions are based almost exclusively on obtaining the highest interest rates. Recently enacted legislation excludes reciprocal deposits of up to the lesser of $5 billion or 20% of an institution's deposits from the definition of brokered deposits, where the institution is well capitalized and has a composite supervisory rating of 1 or 2. FVCbank has used brokered deposits in the past, and FVCbank intends to continue to use brokered deposits as one of FVCB's funding sources to support future growth. FVCbank has established a brokered deposit to total deposit tolerance ratio of 15%. As of June 30, 2018, brokered deposits, excluding reciprocal deposits, represented approximately 7.7% of FVCbank's total deposits. Reciprocal deposits represented an additional 9.0% of total deposits at June 30, 2018. Currently, FVCbank's brokered deposits have a comparable deposit cost to FVCB's core deposits. There are risks associated with using brokered deposits. In order to continue to maintain FVCB's level of brokered deposits, FVCbank may be forced to pay higher interest rates than those contemplated by FVCB's and FVCbank's asset-liability pricing strategy. In addition, banks that become less than "well capitalized" under applicable regulatory capital requirements may be restricted in their ability to accept or renew, or prohibited from accepting or renewing, brokered deposits. If this funding source becomes more difficult to access, FVCB and FVCbank will have to seek alternative funding sources in order to continue to fund FVCB's and FVCbank's growth. This may include increasing FVCB's and FVCbank's reliance on FHLB borrowing, attempting to attract additional non-brokered deposits, and selling loans. There can be no assurance that brokered deposits will be available, or if available, sufficient to support FVCB's and FVCbank's continued growth. The unavailability of a sufficient volume of brokered deposits could have a material adverse effect on FVCB's and FVCbank's business, financial condition and results of operations.

FVCB may face risks with respect to future expansion or acquisition activity.

        FVCB selectively seeks to expand its banking operations through limited de novo branching or opportunistic acquisition activities. FVCB cannot be certain that any expansion activity, through de novo branching, acquisition of branches of another financial institution or a whole institution, or the establishment or acquisition of nonbanking financial service companies, will prove profitable or will increase shareholder value. The success of any acquisition will depend, in part, on FVCB's ability to realize the estimated cost savings and revenue enhancements from combining FVCbank's business and that of the target company. FVCB's ability to realize increases in revenue will depend, in part, on FVCbank's ability to retain customers and employees, and to capitalize on existing relationships for the provision of additional products and services. If FVCB's estimates turn out to be incorrect or FVCB is not able to successfully combine companies, the anticipated cost savings and increased revenues may not be realized fully or at all, or may take longer to realize than expected. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business, diversion of management attention, or inconsistencies in standards, controls, procedures and policies that adversely affect FVCbank's ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any combination of banking institutions, there also may be disruptions that cause FVCbank to lose customers or cause customers to withdraw their deposits from FVCbank. Customers may not readily accept changes to their banking arrangements that FVCB makes as part of or following an acquisition. Additionally, the value of an acquisition to FVCB is dependent on FVCB's ability to successfully identify and estimate the magnitude of any asset quality issues of acquired companies.
        FVCB may not be successful in overcoming these risks or other problems encountered in connection with potential acquisitions or other expansion activity. FVCB's inability to overcome these risks could have an adverse effect on FVCB's ability to implement its business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on FVCB's business, financial condition or results of operations. Additionally, if FVCB records goodwill in connection with any acquisition, FVCB's financial condition and results of operation may be adversely affected if that goodwill is determined to be impaired, which would require FVCB to take an impairment charge.

New lines of business, products, product enhancements or services may subject FVCB to additional risk.

        From time to time, FVCB may implement new lines of business or offer new products and product enhancements as well as new services within FVCB's existing lines of business. There are substantial risks and uncertainties associated with these efforts. In developing, implementing or marketing new lines of business, products, product enhancements or services, FVCB may invest significant time and resources. FVCB may underestimate the appropriate level of resources or expertise necessary to make new lines of business or products successful or to realize their expected benefits. FVCB may not achieve the milestones set in initial timetables for the development and introduction of new lines of business, products, product enhancements or services, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of FVCB's system of internal controls. FVCB may also decide to discontinue businesses or products, due to lack of customer acceptance or unprofitability. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on FVCB's business, financial condition and results of operations.

FVCbank depends on the accuracy and completeness of information provided by customers and counterparties.

        In deciding whether to extend credit or enter into other transactions with customers and counterparties, FVCbank may rely on information furnished by or on behalf of customers and counterparties, including financial information. FVCbank may also rely on representations of customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, FVCbank may rely upon customers' representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. FVCbank also may rely on customer representations and certifications, or other audit or accountants' reports, with respect to the business and financial condition of FVCbank customers. FVCbank's financial condition, results of operations, financial reporting and reputation could be negatively affected if it relies on materially misleading, false, inaccurate or fraudulent information.

FVCB depends on information technology and telecommunications systems of third parties, and any systems failures or interruptions could adversely affect FVCB's operations and financial condition.

        FVCB's business depends on the successful and uninterrupted functioning of FVCB's information technology and telecommunications systems. FVCB outsources many of its major systems, such as data processing, deposit processing, loan origination, email and anti-money laundering monitoring systems. Of particular significance is FVCB's long-term contract for core data processing services with Fidelity National Information Services, Inc. The failure of these systems, or the termination of a third party software license or service agreement on which any of these systems is based, could interrupt FVCB's operations, and FVCB could experience difficulty in implementing replacement solutions. In many cases, FVCB's operations rely heavily on secured processing, storage and transmission of information and the monitoring of a large number of transactions on a minute-by-minute basis, and even a short interruption in service could have significant consequences. Because FVCB's information technology and telecommunications systems interface with and depend on third party systems, FVCB could experience service denials if demand for such services exceeds capacity or such third party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise FVCB's ability to operate effectively, damage FVCB's reputation, result in a loss of customer business and subject FVCB to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on FVCB's business, financial condition and results of operations. In addition, failure of third parties to comply with applicable laws and regulations, or fraud or misconduct on the part of employees of any of these third parties could disrupt FVCB's operations or adversely affect FVCB's reputation.

FVCbank is subject to cybersecurity risks and security breaches and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents, and FVCbank may experience harm to FVCbank reputation and liability exposure from security breaches.

        FVCB's business involves the storage and transmission of consumers' proprietary information and security breaches could expose FVCB to a risk of loss or misuse of this information, litigation and potential liability. While FVCbank has incurred no material cyber-attacks or security breaches to date, a number of other financial services and other companies have disclosed cyber-attacks and security breaches, some of which have involved intentional attacks. Attacks may be targeted at FVCB, FVCbank's customers, or both. Although FVCbank devotes significant resources to maintain, regularly update and backup FVCbank's systems and processes that are designed to protect the security of FVCbank's computer systems, software, networks and other technology assets and the confidentiality, integrity and availability of information belonging to FVCbank or its customers, FVCbank's security measures may not be effective against, all potential cyber-attacks or security breaches. Despite FVCbank's efforts to ensure the integrity of its systems, it is possible that FVCbank may not be able to anticipate, or implement effective preventive measures against, all security breaches of these types, especially because the techniques used change frequently or are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. These risks may increase in the future as FVCbank continues to increase its internet-based product offerings and expand its internal usage of web-based products and applications. If an actual or perceived security breach occurs, customer perception of the effectiveness of FVCbank's security measures could be harmed and could result in the loss of customers.

        A successful penetration or circumvention of the security of FVCbank's systems, including those of third party providers or other financial institutions, or the failure to meet regulatory requirements for security of FVCbank's systems, could cause serious negative consequences, including significant disruption of FVCbank's operations, misappropriation of FVCbank's confidential information or that of FVCbank's customers, or damage to FVCbank's computers or systems or those of FVCbank's customers or counterparties, significant increases in compliance costs (such as repairing systems or adding new personnel or protection technologies), and could result in violations of applicable privacy and other laws, financial loss to FVCbank or to FVCbank's customers, loss of confidence in FVCbank's security measures, customer dissatisfaction, significant litigation and regulatory exposure, and harm to FVCbank's reputation, all of which could have a material adverse effect on FVCbank's business, financial condition and results of operations.

Failure to keep up with the rapid technological changes in the financial services industry could have a material adverse effect on FVCbank's competitive position and profitability.

        The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. FVCbank's future success will depend, in part, upon FVCbank's ability to address the needs of FVCbank's customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in FVCbank's operations. Many of FVCbank's competitors have substantially greater resources to invest in technological improvements than FVCbank has. FVCbank may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to FVCbank's customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm FVCbank's ability to compete effectively and could have a material adverse effect on FVCbank's business, financial condition or results of operations. As these technologies are improved in the future, FVCbank may be required to make significant capital expenditures in order to remain competitive, which may increase FVCbank's overall expenses and have a material adverse effect on FVCbank's business, financial condition and results of operations.

FVCbank's risk management framework may not be effective in mitigating risks and/or losses to FVCbank.

        FVCbank's risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which FVCbank is subject, including, among others, credit, market, liquidity, interest rate and compliance. FVCbank's framework also includes financial or other modeling methodologies that involve management assumptions and judgment. FVCbank's risk management framework may not be effective under all circumstances and may not adequately mitigate any risk or loss to FVCbank. If FVCbank's risk management framework is not effective, FVCbank could suffer unexpected losses and FVCbank's business, financial condition, results of operations or growth prospects could be materially and adversely affected. FVCbank may also be subject to potentially adverse regulatory consequences.

FVCbank may be adversely affected by the soundness of other financial institutions.

        FVCbank's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty and other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by FVCbank or other institutions. These losses could have a material adverse effect on FVCbank's business, financial condition and results of operations.

The requirements of being a public company may strain FVCB's resources and divert management's attention.

        As a public company, FVCB will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and applicable securities rules and regulations. These laws and regulations increase the scope, complexity and cost of corporate governance, reporting and disclosure practices over those of non-public or non-reporting companies. Despite FVCB's conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance than FVCB has experienced prior to becoming a public company. Among other things, the Exchange Act requires that FVCB files annual, quarterly and current reports with respect to FVCB's business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. As a Nasdaq listed company, FVCB will be required to prepare and file proxy materials which meet the requirements of the Exchange Act and the SEC's proxy rules. Compliance with these rules and regulations will increase FVCB's legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on FVCB's systems and resources, particularly after FVCB is no longer an "emerging growth company" as defined in the JOBS Act. In order to maintain, appropriately document and, if required, improve FVCB's disclosure controls and procedures and internal control over financial reporting to meet the standards required by the Sarbanes-Oxley Act, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm FVCB's business and operating results. Additionally, any failure by FVCB to file its periodic reports with the SEC in a timely manner could harm FVCB's reputation and cause FVCB's investors and potential investors to lose confidence in FVCB, and restrict trading in, and reduce the market price of, FVCB's common stock, and potentially limit FVCB's ability to access the capital markets.

If FVCB fails to design, implement and maintain effective internal control over financial reporting or remediate any future material weakness in FVCB's internal control over financial reporting, FVCB may be unable to accurately report FVCB's financial results or prevent fraud, which could have a material adverse effect on FVCB.

        FVCB's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Effective internal control over financial reporting is necessary for FVCB to provide reliable reports and prevent fraud.

        FVCB believes that a control system, no matter how well designed and managed, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. FVCB may not be able to identify all significant deficiencies and/or material weaknesses in FVCB's internal control system in the future, and FVCB's failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on FVCB's business, financial condition and results of operations.

FVCbank is dependent on the use of data and modeling in both FVCbank's management's decision-making generally and in meeting regulatory expectations in particular.

        The use of statistical and quantitative models and other quantitatively-based analyses is endemic to bank decision-making and regulatory compliance processes, and the employment of such analyses is becoming increasingly widespread in FVCbank's operations. Liquidity stress testing, interest rate sensitivity analysis, allowance for loan loss measurement, portfolio stress testing and the identification of possible violations of anti-money laundering regulations are examples of areas in which FVCbank is dependent on models and the data that underlies them. FVCbank anticipates that model-derived insights will be used more widely in FVCbank's decision-making in the future. While these quantitative techniques and approaches improve FVCbank's decision-making, they also create the possibility that faulty data or flawed quantitative approaches could yield adverse outcomes or regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making, which could have a material adverse effect on FVCbank's business, financial condition and results of operations.

FVCB may need to raise additional capital in the future, and FVCB may not be able to do so.

        Access to sufficient capital is critical in order to enable FVCB and FVCbank to implement their business plan, support FVCB's and FVCbank's business, expand FVCB's and FVCbank's operations and meet applicable capital requirements. The inability to have sufficient capital, whether internally generated through earnings or raised in the capital markets, could adversely impact FVCB's ability to support and to grow FVCB's operations. If FVCB grows FVCB's and FVCbank's operations faster than FVCB generates capital internally, FVCB will need to access the capital markets. FVCB may not be able to raise additional capital in the form of additional debt or equity. FVCB's ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, FVCB's financial condition and FVCB's results of operations. Economic conditions and a loss of confidence in financial institutions may increase FVCB's cost of capital and limit access to some sources of capital. Capital may not be available on acceptable terms, or at all. Any occurrence that may limit FVCB's access to the capital markets, or disruption in capital markets, may adversely affect FVCB's capital costs and FVCB's ability to raise capital. Further, if FVCB needs to raise capital in the future, FVCB may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse impact on FVCB's business, financial condition and results of operations.

FVCbank could be subject to environmental risks and associated costs on FVCbank's foreclosed real estate assets.

        A substantial portion of FVCbank's loan portfolio is secured by real property. During the ordinary course of business, FVCbank may foreclose on and take title to properties securing loans. There is a risk that hazardous or toxic substances could be found on these properties and that FVCbank could be liable for remediation costs, as well as personal injury and property damage. Environmental laws may require FVCbank to incur substantial expenses and may materially reduce the affected property's value or limit FVCbank's ability to sell the affected property. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on FVCbank's business, financial condition and results of operations.

Litigation and regulatory actions, including possible enforcement actions, could subject FVCB and FVCbank to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on FVCbank's and FVCbank's business activities.

        In the normal course of business, from time to time, FVCB or FVCbank may be named as a defendant in various legal actions, arising in connection with FVCB's or FVCbank's current and/or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, FVCB and FVCbank may in the future be subject to consent orders or other formal or informal enforcement agreements with their regulators. FVCB and FVCbank may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding current and/or prior business activities. Any such legal or regulatory actions may subject FVCB and FVCbank to substantial compensatory or punitive damages, significant fines, penalties, obligations to change business practices or other requirements resulting in increased expenses, diminished income and damage to FVCB's and FVCbank's reputation. Involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in FVCB's or FVCbank's favor, could also cause significant harm to their reputation and divert management attention from the operation of their business. Further, any settlement, consent order, other enforcement agreement or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have a material adverse effect on FVCB's and FVCbank's business, financial condition and results of operations.

The appraisals and other valuation techniques FVCbank uses in evaluating and monitoring loans secured by real property and other real estate owned may not accurately reflect the net value of the asset.

        In considering whether to make a loan secured by real property, FVCB generally requires an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately reflect the net value of the collateral after the loan is made. As a result, FVCB may not be able to realize the full amount of any remaining indebtedness when FVCB forecloses on and sell the relevant property. In addition, FVCbank relies on appraisals and other valuation techniques to establish the value of OREO, that FVCbank acquires through foreclosure proceedings and to determine loan impairments. If any of these valuations are inaccurate, FVCbank's financial statements may not reflect the correct value of FVCbank's OREO, if any, and FVCbank's allowance for loan losses may not reflect accurate loan impairments. Inaccurate valuation of OREO or inaccurate provisioning for loan losses could have a material adverse effect on FVCbank's business, financial condition and results of operations.

FVCB is subject to an extensive body of accounting rules and best practices. Periodic changes to such rules may change the treatment and recognition of critical financial line items and affect FVCB's profitability.

        The nature of FVCB's business makes it sensitive to the large body of accounting rules in the U.S. From time to time, the governing bodies that oversee changes to accounting rules and reporting requirements may release new guidance for the preparation of FVCB's consolidated financial statements. These changes can materially impact how FVCB records and reports its financial condition and results of operations. In some instances, FVCB could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Changes which have been approved for future implementation, or which are currently proposed or expected to be proposed or adopted include requirements that FVCB: (i) calculates the allowance for loan losses on the basis of the current expected credit losses over the lifetime of loans, referred to as the CECL model, which is expected to be applicable to FVCB beginning in 2020; and (ii) records the value of and liabilities relating to operating leases on FVCB's balance sheet, which is expected to be applicable beginning in 2019. These changes could adversely affect FVCB's capital, regulatory capital ratios, ability to make larger loans, earnings and performance metrics. Any such changes could have a material adverse effect on FVCB's business, financial condition and results of operations.

        Under the CECL model, banks will be required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement will take place at the time the financial asset is first added to the balance sheet and periodically thereafter. This differs significantly from the "incurred loss" model required under current GAAP, which delays recognition until it is probable a loss has been incurred. Accordingly, FVCB expects that the adoption of the CECL model will materially affect how FVCbank determines its allowance for loan losses, and could require FVCbank to significantly increase its allowance. Moreover, the CECL model may create more volatility in the level of the allowance for loan losses. If FVCB is required to materially increase the level of the allowance for loan losses for any reason, such increase could adversely affect FVCbank's business, financial condition and results of operations. FVCB is evaluating the impact the CECL accounting model will have on FVCB's accounting, but expect to recognize a one-time cumulative-effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective. FVCB cannot yet determine the magnitude of any such one-time cumulative adjustment or of the overall impact of the new standard on FVCB's financial condition or results of operations.

The fair value of FVCbank's investment securities can fluctuate due to factors outside of FVCbank's control.

        As of June 30, 2018, the fair value of FVCbank's available-for-sale investment securities portfolio was approximately $118.8 million. Factors beyond FVCbank's control can significantly influence the fair value of securities in FVCbank's portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments, or OTTI, and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect FVCbank's business, financial condition or results of operations. The process for determining whether impairment of a security is OTTI usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer, any collateral underlying the security and FVCbank's intent and ability to hold the security for a sufficient period of time to allow for any anticipated recovery in fair value, in order to assess the probability of receiving all contractual principal and interest payments on the security. FVCbank's failure to correctly and timely assess any impairments or losses with respect to FVCbank's securities could have a material adverse effect on FVCbank's business, financial condition or results of operations.

  Risks Relating to the Banking Industry

The banking industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on FVCbank's operations.

        The banking industry is highly regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, customers, the public, the banking system as a whole or the FDIC Deposit Insurance Fund, not for the protection of FVCB's shareholders and creditors. FVCB is subject to regulation and supervision by the Federal Reserve, and FVCbank is subject to regulation and supervision by the Federal Reserve and the VBFI. Compliance with these laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance costs. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, which imposes significant regulatory and compliance changes on financial institutions, is an example of this type of federal regulation. The laws and regulations applicable to FVCB and FVCbank govern a variety of matters, including permissible types, amounts and terms of loans and investments they may make, the maximum interest rate that may be charged, the amount of reserves FVCbank must hold against deposits FVCbank takes, the types of deposits FVCbank may accept and the rates FVCbank may pay on such deposits, maintenance of adequate capital and liquidity, changes in control of FVCB and FVCbank, transactions between FVCB and FVCbank, handling of nonpublic information, restrictions on dividends and establishment of new offices. FVCB and FVCbank must obtain approval from their regulators before engaging in certain activities, and there is risk that such approvals may not be granted, either in a timely manner or at all. These requirements may constrain operations, and the adoption of new laws and changes to or repeal of existing laws may have a further impact on FVCB's business, financial condition and results of operations. Also, the burden imposed by those federal and state regulations may place banks in general, including FVCbank in particular, at a competitive disadvantage compared to their non-bank competitors. Failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties or damage to reputation, all of which could have a material adverse effect on FVCB's business, financial condition and results of operations.

        Bank holding companies and financial institutions are extensively regulated and currently face an uncertain regulatory environment. Applicable laws, regulations, interpretations, enforcement policies and accounting principles have been subject to significant changes in recent years, and may be subject to significant future changes. Future changes may have a material adverse effect on FVCB's business, financial condition and results of operations.

        Federal and state regulatory agencies may adopt changes to their regulations or change the manner in which existing regulations are applied. FVCB and FVCbank cannot predict the substance or effect of pending or future legislation or regulation or the application of laws and regulations to FVCB and FVCbank. Compliance with current and potential regulation, as well as regulatory scrutiny, may significantly increase costs, impede the efficiency of internal business processes, require increases in regulatory capital, and limit the ability to pursue business opportunities in an efficient manner by requiring FVCB and FVCbank to expend significant time, effort and resources to ensure compliance and respond to any regulatory inquiries or investigations.

        In addition, regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, risk management or other operational practices for financial service companies in a manner that impacts FVCB's and FVCbank's ability to implement FVCB's strategy and could affect FVCB and FVCbank in substantial and unpredictable ways, and could have a material adverse effect on FVCB's business, financial condition and results of operations. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of laws and regulations and their assessment of the quality of FVCbank's loan portfolio, securities portfolio and other assets. If any regulatory agency's assessment of the quality of FVCbank's assets, operations, lending practices, investment practices, capital structure or other aspects of FVCbank's business differs from FVCbank's assessment, FVCbank may be required to take additional charges or undertake, or refrain from taking, actions that could have a material adverse effect on its business, financial condition and results of operations.

Federal and state regulators periodically examine FVCB's and FVCbank's business and may require them to remediate adverse examination findings or may take enforcement action against them.

        The Federal Reserve and the VBFI periodically examine FVCB's and FVCbank's business, including FVCB's and FVCbank's compliance with laws and regulations. If, as a result of an examination, the Federal Reserve or the VBFI were to determine that FVCbank's financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of operations had become unsatisfactory, or that FVCB or FVCbank was in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to require FVCB and FVCbank to remediate any such adverse examination findings.

        In addition, these agencies have the power to take enforcement action against FVCB and FVCbank to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation of law or regulation or unsafe or unsound practice, to issue an administrative order that can be judicially enforced, to direct an increase in FVCbank's capital, to direct the sale of subsidiaries or other assets, to limit dividends and distributions, to restrict FVCB's and FVCbank's growth, to assess civil money penalties against FVCB and FVCbank or their officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is imminent risk of loss to depositors, to terminate FVCbank's deposit insurance and place FVCbank into receivership or conservatorship. Any regulatory enforcement action against FVCB or FVCbank could have a material adverse effect on FVCB's business, financial condition and results of operations.

FVCB may be required to act as a source of financial and managerial strength for FVCbank in times of stress.

        Under federal law and long-standing Federal Reserve policy, FVCB, as a bank holding company, is required to act as a source of financial and managerial strength to FVCbank and to commit resources to support FVCbank if necessary. FVCB may be required to commit additional resources to FVCbank at times when FVCB may not be in a financial position to provide such resources or when it may not be in its, or its shareholders' or creditors', best interests to do so. A requirement to provide such support is more likely during times of financial stress for FVCB and FVCbank, which may make any capital FVCB is required to raise to provide such support more expensive than it might otherwise be. In addition, any capital loans FVCB makes to FVCbank are subordinate in right of repayment to deposit liabilities of FVCbank.

Regulatory initiatives regarding bank capital requirements may require heightened capital.

        Regulatory capital rules, adopted in July 2013, implement higher minimum capital requirements for bank holding companies and banks. These rules, which implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision, include a common equity Tier 1 capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements were intended to both improve the quality and increase the quantity of capital required to be held by banking organizations, and to better equip the U.S. banking system to deal with adverse economic conditions. The capital rules require bank holding companies and banks to maintain a common equity Tier 1 capital ratio, or CET1, of 4.5%, a minimum total Tier 1 risk based capital ratio of 6%, a minimum total risk based capital ratio of 8%, and a minimum leverage ratio of 4%. Bank holding companies and banks are also required to hold a capital conservation buffer of common equity Tier 1 capital of 2.5% (when fully phased in) to avoid limitations on capital distributions and discretionary executive compensation payments. At June 30, 2018, the capital conservation buffer was 1.825%. The revised capital rules will also require banks to maintain a CET1 ratio of 6.5% or greater, a Tier 1 capital ratio of 8% or greater, a total capital ratio of 10% or greater and a leverage ratio of 5% or greater to be deemed "well capitalized" for purposes of certain rules and prompt corrective action requirements.

        The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing significant internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. FVCbank's regulatory capital ratios currently are in excess of the levels established for "well capitalized" institutions. Future regulatory change could impose higher capital standards.

        Recently enacted legislation directs the federal bank regulatory agencies to develop a "Community Bank Leverage Ratio," calculated by dividing tangible equity capital by average consolidated total assets, of not less than 8% and not more than 10%. If a "qualified community bank," generally a depository institution or depository institution holding company with consolidated assets of less than $10 billion, has a leverage ratio which exceeds the Community Bank Leverage Ratio, then such bank will be considered to have met all generally applicable leverage and risk based capital requirements; the capital ratio requirements for "well capitalized" status under Section 38 of the FDIA, and any other leverage or capital requirements to which it is subject. If FVCB and FVCbank qualify for this simplified capital regime, there can be no assurance that satisfaction of the Community Bank Leverage Ratio will provide adequate capital for their operations and growth, or an adequate cushion against increase levels of nonperforming assets or weakened economic conditions.

        Any new or revised standards adopted in the future may require FVCB or FVCbank to maintain materially more capital, with common equity as a more predominant component, or manage the configuration of FVCB's assets and liabilities to comply with formulaic liquidity requirements. FVCB may not be able to raise additional capital at all, or on terms acceptable to it. Failure to maintain capital to meet current or future regulatory requirements could have a significant material adverse effect on FVCB's business, financial condition and results of operations.

FVCbank faces a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

        The Bank Secrecy Act of 1970, the Uniting and Strengthening America by Providing Appropriate Tools to Intercept and Obstruct Terrorism Act of 2001, or the USA Patriot Act or Patriot Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. FVCbank is required to comply with these and other anti-money laundering requirements. FVCB's and FVCbank's federal and state banking regulators, the Financial Crimes Enforcement Network, or FinCEN, and other government agencies are authorized to impose significant civil money penalties for violations of anti-money laundering requirements. FVCbank is also subject to increased scrutiny of compliance with the regulations issued and enforced by the Office of Foreign Assets Control, or OFAC. If FVCbank's program is deemed deficient, it could be subject to liability, including fines, civil money penalties and other regulatory actions, which may include restrictions on FVCB's and FVCbank's business operations and their ability to pay dividends, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have significant reputational consequences for FVCB and FVCbank. Any of these circumstances could have a material adverse effect on FVCB's business, financial condition or results of operations.

FVCbank is subject to numerous "fair and responsible banking" laws designed to protect consumers, and failure to comply with these laws could lead to a wide variety of sanctions.

        The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations, including state laws and regulations, prohibit discriminatory lending practices by financial institutions. The Federal Trade Commission Act and the Dodd-Frank Act prohibit unfair, deceptive, or abusive acts or practices by financial institutions. The U.S. Department of Justice, or DOJ, federal banking agencies, and other federal and state agencies are responsible for enforcing these fair and responsible banking laws and regulations. A challenge to an institution's compliance with fair and responsible banking laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on FVCbank's reputation, business, financial condition and results of operations.

FVCbank is subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential, or proprietary information of individuals could damage FVCbank's reputation and otherwise adversely affect FVCbank's business.

        FVCbank's business requires the collection and retention of large volumes of customer data, including personally identifiable information, or PII, in various information systems that FVCbank maintains and in those maintained by third party service providers. FVCbank also maintains important internal company data such as PII about FVCbank's employees and information relating to FVCbank's operations. FVCbank is subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees and other third parties). For example, FVCbank's business is subject to the Gramm-Leach-Bliley Act, or the GLB Act, which, among other things: (i) imposes certain limitations on FVCbank's ability to share nonpublic PII about FVCbank's customers with nonaffiliated third parties; (ii) requires that FVCbank provides certain disclosures to customers about FVCbank's information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by FVCbank with nonaffiliated third parties (with certain exceptions); and (iii) requires that FVCbank develops, implements and maintains a written comprehensive information security program containing appropriate safeguards based on FVCbank's size and complexity, the nature and scope of FVCbank's activities, and the sensitivity of customer information FVCbank processes, as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach. Ensuring that FVCbank's collection, use, transfer and storage of PII complies with all applicable laws and regulations can increase FVCbank's costs. Furthermore, FVCbank may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with FVCbank, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), FVCbank could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of FVCbank's measures to safeguard PII, or even the perception that such measures are inadequate, could cause FVCbank to lose customers or potential customers and thereby reduce FVCbank's revenues. Accordingly, any failure, or perceived failure, to comply with applicable privacy or data protection laws and regulations may subject FVCbank to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage FVCbank's reputation and otherwise adversely affect FVCbank's operations, financial condition and results of operations.

FVCbank's use of third party vendors and FVCbank's other ongoing third party business relationships are subject to increasing regulatory requirements and attention.

        FVCbank regularly uses third party vendors in its business and FVCbank relies on some of these vendors for critical functions including, but not limited to, FVCbank's core processing function. Third party relationships are subject to increasingly demanding regulatory requirements and attention by bank regulators. It is expected that FVCbank's regulators will hold FVCbank responsible for deficiencies in its oversight or control of its third party vendor relationships and in the performance of the parties with which FVCbank has these relationships. As a result, if regulators conclude that FVCbank has not exercised adequate oversight and control over its third party vendors or that such vendors have not performed adequately, FVCbank and FVCB could be subject to administrative penalties or fines as well as requirements for consumer remediation, any of which could have a material adverse effect on their business, financial condition and results of operations.

Rulemaking changes implemented by the Consumer Financial Protection Bureau will result in higher regulatory and compliance costs that may adversely affect business.

        The Dodd-Frank Act created a new, independent federal agency, the Consumer Financial Protection Bureau, or CFPB, which was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws. The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations issued by the CFPB have created a more intense and complex environment for consumer finance regulation. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination. These changes could have a material adverse effect on FVCB's business, financial condition and results of operations.

Potential limitations on incentive compensation contained in proposed federal agency rulemaking may adversely affect FVCB's and FVCbank's ability to attract and retain high performing employees.

        The Federal Reserve, other federal banking agencies and the SEC have jointly published proposed rules designed to implement provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that would encourage inappropriate risk taking at covered financial institutions, which includes a bank or bank holding company with $1 billion or more in consolidated assets. It cannot be determined at this time whether or when a final rule will be adopted and whether compliance with such a final rule will substantially affect the manner in which FVCB and FVCbank structure compensation for their executives and other employees. Depending on the nature and application of the final rules,

FVCB and FVCbank may not be able to successfully compete with financial institutions and other companies that are not subject to some or all of the rules to retain and attract executives and other high performing employees.

FVCbank's FDIC deposit insurance premiums and assessments may increase.

        FVCbank's deposits are insured by the FDIC up to legal limits and, accordingly, FVCbank is subject to insurance assessments based on FVCbank's average consolidated total assets less its average tangible equity. FVCbank's regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. Numerous bank failures during the financial crisis and increases in the statutory deposit insurance limits increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and the reserve ratios of the Deposit Insurance Fund required by statute and FDIC estimates of projected requirements, the FDIC has the power to increase deposit insurance assessment rates and impose special assessments on all FDIC-insured financial institutions. Any future increases or special assessments could reduce FVCB's profitability and could have a material adverse effect on its business, financial condition, and results of operations.

  Risks Related to FVCB Common Stock

An active public market for FVCB's common stock does not currently exist, and therefore shareholders may not be able to easily sell their common stock.

        FVCB's common stock is currently traded, on an infrequent basis, in the OTCQX marketplace. Trading volume in the common stock has been minimal. Although FVCB has applied to list FVCB's common stock on the Nasdaq, there can be no assurance that an active trading market for shares of FVCB's common stock will develop or if one develops, that it can be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock. The initial public offering price for FVCB's common stock will be determined by negotiations between FVCB and the representative of the underwriters, or the representative. This price may not be indicative of the price at which FVCB's common stock will trade after the offering. The market price of FVCB's common stock may decline below the initial offering price, and you may not be able to sell your common stock at or above the price you paid in this offering, or at all. An inactive market may also impair FVCB's ability to raise capital by selling FVCB's common stock and may impair FVCB's ability to expand FVCB's business through acquisitions, by using FVCB's common stock as consideration, should FVCB elect to do so.

FVCB's stock price may be volatile.

        Stock price volatility may negatively impact the price at which FVCB common stock may be sold, and may also negatively impact the timing of any sale. FVCB's stock price may fluctuate widely in response to a variety of factors including the risk factors described herein and, among other things:

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  actual or anticipated variations in quarterly operating results, financial conditions or credit quality;

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  changes in business or economic conditions, generally, and in the market for the financial services industry in particular;

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  recommendations or research reports about FVCB or the financial services industry in general published by securities analysts;

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  the failure of securities analysts to cover, or to continue to cover, FVCB after this offering;

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  changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to FVCB or other financial institutions;

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  news reports relating to trends, concerns and other issues in the financial services industry;

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  perceptions in the marketplace regarding FVCB and/or its competitors;

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  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving FVCB or its competitors;

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  additions or departures of key personnel;

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  future sales or issuance of additional shares of stock, including the proposed offering of up to $35.0 million of common stock which FVCB expects to complete prior to the completion of the merger;

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  fluctuations in the stock price and operating results of FVCB's competitors;

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  changes or proposed changes in laws or regulations, or differing interpretations thereof affecting FVCB's business, or enforcement of these laws or regulations;

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  new technology used, or services offered, by competitors;

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  actions of one or more investors in selling FVCB common stock short; or

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  geopolitical conditions such as acts or threats of terrorism, pandemics or military conflicts.

FVCB is an "emerging growth company," as defined in the JOBS Act and will be able to avail itself of reduced disclosure requirements applicable to emerging growth companies, which could make FVCB common stock less attractive to investors and adversely affect the market price of FVCB common stock.

        FVCB is an "emerging growth company," as defined in the JOBS Act. For as long as FVCB continues to be an emerging growth company, it may take advantage of certain exemptions from various requirements generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemption from requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an emerging growth company such as FVCB to take advantage of an extended transition period to comply with the new or revised accounting standards applicable to public companies, although FVCB has irrevocably elected to opt out of such extended transition period.

        FVCB may take advantage of these exemptions until FVCB is no longer an emerging growth company. FVCB would cease to be an emerging growth company upon the earliest of: (i) January 1, 2024; (ii) the first fiscal year after FVCB's annual gross revenues are $1.07 billion or more; (iii) the date on which FVCB has during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of FVCB common stock held by non-affiliates exceed $700 million as of the end of the second quarter of that fiscal year.

        FVCB cannot predict whether investors will find FVCB common stock less attractive because FVCB may rely on these exemptions. If some investors find FVCB common stock less attractive as a result, there may a less active trading market for FVCB common stock, and the price of FVCB common stock may be more volatile or decline.

Securities analysts may not initiate or continue coverage on FVCB common stock, which could adversely affect the market for FVCB common stock.

        The trading market for FVCB common stock will depend in part on the research and reports that securities analysts publish about FVCB and its business. FVCB does not have any control over these securities analysts, and they may not cover FVCB common stock. If securities analysts do not cover FVCB common stock, the lack of research coverage may adversely affect its market price. If FVCB is covered by securities analysts, and FVCB common stock is the subject of an unfavorable report, the price of FVCB common stock may decline. If one or more of these analysts ceases to cover FVCB or fails to publish regular reports on FVCB, the price or trading volume of FVCB common stock could decline as a result.

FVCB expects that the executive officers and current and former directors of FVCB will own at least 14.45% of the outstanding common stock after the merger. As a result of their ownership, they could make it more difficult to obtain approval for certain matters submitted to shareholder vote, including certain acquisitions. The results of the vote may be contrary to the desires or interests of the public shareholders.

        Following completion of the merger, FVCB expects that its executive officers and current and former directors and their affiliates will own or have the power to vote at least 14.45% of the outstanding common stock. By voting against a proposal submitted to shareholders, the directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders such as certain mergers, share exchanges, certain asset sales, and certain amendments to the FVCB's articles of incorporation. Additionally, Mr. Bender is expected to own approximately 737 thousand shares of our common stock after the merger, assuming an average closing price of FVCB common stock of $20.00 per share, the price at which FVCB is issuing shares in the offering.

There are substantial regulatory limitations on changes of control of bank holding companies that may discourage investors from purchasing shares of FVCB common stock.

        With limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of FVCB voting stock or obtaining the ability to control in any manner the election of a majority of the directors or otherwise direct the management or policies of FVCB's company without prior notice or application to, and the approval of, the Federal Reserve. Companies investing in banks and bank holding companies receive additional review and may be required to become bank holding companies, subject to regulatory supervision. Accordingly, prospective investors must be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of FVCB common stock. These provisions could discourage third parties from seeking to acquire significant interests in FVCB or in attempting to acquire control of FVCB, which, in turn, could adversely affect the market price of FVCB common stock.

As a public company, FVCB will incur significant legal, accounting, insurance, compliance and other expenses. Any deficiencies in FVCB's financial reporting or internal controls could materially and adversely affect FVCB business and the market price of FVCB common stock.

        In connection with the merger, FVCB will become a publicly reporting company, with its common stock listed for trading on Nasdaq. As a public company, FVCB will incur significant legal, accounting, insurance and other expenses. These costs and compliance with the rules of the SEC and the rules of Nasdaq will increase FVCB's legal and financial compliance costs and make some activities more time consuming and costly. Beginning with FVCB's Annual Report on Form 10-K for FVCB's 2019 fiscal year, SEC rules will require that FVCB's Chief Executive Officer and Chief Financial Officer periodically certify the existence and effectiveness of FVCB's internal control over financial reporting. Beginning with the time FVCB is no longer an "emerging growth company" as defined in the JOBS

Act, but no later than December 31, 2023, FVCB will be required to engage its independent registered public accounting firm to audit and opine on the design and operating effectiveness of FVCB's internal control over financial reporting. This process will require significant documentation of policies, procedures and systems, and review of that documentation and testing of FVCB's internal control over financial reporting by FVCB's internal auditing and accounting staff and FVCB's independent registered public accounting firm. This process will require considerable time and attention from management, which could prevent us from successfully implementing FVCB's business initiatives and improving FVCB's business, financial condition and results of operations, and strain FVCB's internal resources, and will increase FVCB's operating costs. FVCB may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter.

        During the course of FVCB's testing, it may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of FVCB's internal control over financial reporting. A material weakness is defined by the standards issued by the PCAOB as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of FVCB's annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, FVCB would have to disclose in periodic reports it files with the SEC any material weakness in FVCB's internal control over financial reporting. The existence of a material weakness would preclude management from concluding that FVCB's internal control over financial reporting is effective and would preclude FVCB's independent auditors from expressing an unqualified opinion on the effectiveness of FVCB's internal control over financial reporting. In addition, disclosures of deficiencies of this type in FVCB's SEC reports could cause investors to lose confidence in FVCB's financial reporting, and may negatively affect the market price of FVCB's common stock, and could result in the delisting of FVCB's securities from the securities exchanges on which they trade. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If there are deficiencies in FVCB's disclosure controls and procedures or internal control over financial reporting, it may materially and adversely affect FVCB and the value of its common stock.

FVCB has no current plans to pay cash dividends.

        Holders of FVCB common stock are entitled to receive only such dividends as FVCB's board of directors may declare out of funds legally available for such payments. FVCbank is FVCB's primary operating business and the source of substantially all of FVCB's earnings, FVCB's ability to pay dividends will be subject to the earnings, capital levels, capital needs and limitations relating to the payment of dividends by FVCbank to FVCB. The amount of dividends that a bank may pay is limited by state and federal laws and regulations. While FVCbank have sufficient retained earnings and expected future earnings in an amount sufficient to pay cash dividends, FVCB's board of directors currently intends to retain earnings for the purpose of financing growth. In addition, FVCB is a bank holding company, and FVCB's ability to declare and pay dividends is dependent on federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. It is the policy of the Federal Reserve that bank holding companies should generally pay dividends on common stock only out of earnings, and only if prospective earnings retention is consistent with the organization's expected future needs, asset quality and financial condition.

FVCB may issue additional equity securities, or engage in other transactions, which could affect the priority of FVCB common stock, which may adversely affect the market price of FVCB common stock.

        FVCB's board of directors may determine from time to time that FVCB needs to raise additional capital by issuing additional shares of FVCB common stock or other securities. FVCB is not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because FVCB's decision to issue securities in any future offering will depend on market conditions and other factors beyond FVCB's control, FVCB cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be effected. Such offerings could be dilutive to common shareholders. FVCB may also issue shares of preferred stock that will provide new investors with rights, preferences and privileges that are senior to, and that adversely affect, FVCB's then current common shareholders. Additionally, if FVCB raises additional capital by making additional offerings of debt or preferred equity securities, upon liquidation, holders of FVCB debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of FVCB's available assets prior to the holders of FVCB common stock. Additional equity offerings may dilute the holdings of FVCB's existing shareholders or reduce the market price of FVCB common stock, or both. Holders of FVCB common stock are not entitled to preemptive rights or other protections against dilution.

Future equity issuances could result in dilution, which could cause FVCB common stock price to decline and future sales of FVCB common stock could depress the market price of FVCB common stock.

        Although FVCB does not currently have any plans, arrangements or understandings to issue any shares of FVCB common stock during the twelve month period following the consummation of the merger other than pursuant to the equity compensation arrangements described in this proxy statement/prospectus, actual or anticipated issuances or sales of substantial amounts of FVCB common stock could cause the market price of FVCB common stock to decline significantly and make it more difficult for FVCB to sell equity or equity-related securities in the future at a time and on terms that it deems appropriate. The issuance of any shares of FVCB common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. FVCB may issue all of these shares without any action or approval by FVCB's shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available-for-sale into the public market, subject to the restrictions described in this proxy statement/prospectus, if applicable, for affiliate holders.

FVCB's corporate governance documents, and corporate and banking laws applicable to us, could make a takeover more difficult and adversely affect the market price of FVCB common stock.

        Certain provisions of FVCB's articles of incorporation and bylaws, and Virginia corporate and federal banking laws, could delay, defer, or prevent a third party from acquiring control of FVCB or conducting a proxy contest, even if those events were perceived by many of FVCB shareholders as beneficial to their interests. These provisions and regulation applicable to FVCB:

  •
  enable the board of directors to issue additional shares of authorized, but unissued capital stock;

  •
  enable the board of directors to issue "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the board;

  •
  do not provide for cumulative voting rights;

  •
  enable the board of directors to amend the bylaws without stockholder approval;

  •
  limit the right of shareholders to call a special meeting;

  •
  require advance notice for director nominations and other stockholder proposals;

  •
  require prior regulatory application and approval of any transaction involving control of the organization;

  •
  limit the ability of FVCB to enter into certain business combination transactions with affiliated shareholders, without prior board approval; and

  •
  limit the ability of holders of more than 20% of the common stock from voting certain of their shares.

        These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which FVCB shareholders might otherwise receive a premium over the market price of FVCB shares.

An investment in FVCB common stock is not an insured deposit.

        An investment in FVCB common stock is not a bank deposit and, therefore, is not insured against loss by the Deposit Insurance Fund of the FDIC, any other deposit insurance fund, or any other public or private entity. Investment in FVCB common stock is inherently risky for the reasons described herein, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire FVCB common stock, you could lose some or all of your investment.

Short sellers of FVCB stock may be manipulative and may drive down the market price of FVCB common stock.

        Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller's interest for the price of the stock to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business practices and prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the stock short. Issuers whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. The publication of any such commentary regarding FVCB in the future may bring about a temporary, or possibly long-term, decline in the market price of FVCB common stock. No assurances can be made that declines in the market price of FVCB common stock will not occur in the future, in connection with such commentary by short sellers or otherwise. When the market price of a company's stock drops significantly, it is not unusual for stockholder lawsuits to be filed or threatened against the company and its board of directors and for a company to suffer reputational damage. Such lawsuits could cause FVCB to incur substantial costs and divert the time and attention of FVCB board and management. In addition, reputational damage may affect FVCbank's ability to attract and retain deposits and may cause FVCbank's deposit costs to increase, which could adversely affect FVCbank's liquidity and earnings. Reputational damage may also affect FVCbank's ability to attract and retain loan customers and maintain and develop other business relationships, which could likewise adversely affect FVCbank's earnings. Negative reports issued by short sellers could also negatively impact FVCbank's ability to attract and retain employees.

The increasing use of social media platforms presents new risks and challenges and the inability or failure to recognize, respond to, and effectively manage the accelerated impact of social media could materially adversely impact FVCB's business.

        There has been a marked increase in the use of social media platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. Social media practices in the banking industry are evolving, which creates uncertainty and risk of noncompliance with regulations applicable to FVCB's business. Consumers value readily available information concerning businesses and their goods and services and often act on such information without further investigation and without regard to its accuracy. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to FVCB's interests and/or may be inaccurate. The dissemination of information online could harm FVCB's business, prospects, financial condition, and results of operations, regardless of the information's accuracy. The harm may be immediate without affording FVCB an opportunity for redress or correction.

        Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about FVCB's business, exposure of personally identifiable information, fraud, out-of-date information, and improper use by employees and customers. The inappropriate use of social media by FVCB's customers or employees could result in negative consequences such as remediation costs including training for employees, additional regulatory scrutiny and possible regulatory penalties, litigation, or negative publicity that could damage FVCB's reputation adversely affecting customer or investor confidence.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations, and business of each of FVCB, FVCbank, and Colombo. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of FVCB's or Colombo's beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as "may," "could," "should," "will," "would," "believe," "anticipate," "estimate," "expect," "aim," "intend," "plan," or words or phases of similar meaning. Forward-looking statements are based largely on FVCB's and Colombo's expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond FVCB's and Colombo's control. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements.

        The following factors, among others, could cause FVCB's financial performance to differ materially from that expressed in such forward-looking statements:

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  the strength of the United States economy in general and the strength of the local economies in which FVCB and Colombo conduct operations;

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  geopolitical conditions, including acts or threats of terrorism, or actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

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  the occurrence of significant natural disasters;

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  FVCB's and Colombo's management of risks inherent in their real estate loan portfolio, and the risk of a prolonged downturn in the real estate market, which could impair the value of collateral and the ability to sell collateral upon any foreclosure;

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  changes in consumer spending and savings habits;

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  technological and social media changes;

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  the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve, inflation, interest rate, market and monetary fluctuations;

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  changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;

  •
  the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

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  the impact of changes in laws, regulations and policies affecting the real estate industry;

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  the effect of changes in accounting policies and practices, as may be adopted from time to time by bank regulatory agencies, the SEC, the PCAOB, the Financial Accounting Standards Board or other accounting standards setting bodies;

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  the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

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  the willingness of users to substitute competitors' products and services for FVCB's and Colombo's products and services;

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  the effect of acquisitions FVCB may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions; changes in the level of FVCB's and Colombo's nonperforming assets and charge-offs;

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  FVCB's and Colombo's involvement, from time to time, in legal proceedings and examination and remedial actions by regulators;

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  potential exposure to fraud, negligence, computer theft and cyber-crime;

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  the businesses of FVCbank and Colombo may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected;

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  the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected;

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  deposit attrition, operating costs, customer losses, and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;

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  the regulatory approvals required for the merger may not be obtained, and if obtained, they may not be obtained on the expected terms or on the anticipated schedule;

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  termination of the merger agreement, or failure to complete the merger, could negatively impact FVCB's stock and future business and financial results;

  •
  FVCB and Colombo will be subject to business uncertainties and contractual restrictions while the merger is pending that could be harmful to their operations; and

  •
  if the merger is not completed, FVCB and Colombo will have incurred substantial expenses and committed substantial time and resources without realizing the expected benefits of the merger.

        The foregoing factors should not be considered exhaustive and should be read together with other cautionary statements that are included in this proxy statement/ prospectus, including those discussed in the section entitled "Risk Factors." If one or more of the factors affecting forward-looking information and statements proves incorrect, then actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this proxy statement/prospectus. Therefore, FVCB and Colombo caution you not to place undue reliance on forward-looking information and statements. FVCB and Colombo will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict their occurrence or how they will affect FVCB or Colombo.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

        As a company with less than $1.07 billion in revenue during its last fiscal year, FVCB qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of other significant requirements that are otherwise generally applicable to other public companies. Among other factors, as an emerging growth company:

  •
  FVCB may present only two years of audited financial statements, only discuss its results of operations for two years in "Management's Discussion and Analysis of Financial Condition and

    Results of Operations" and provide less than five years of selected financial data in this registration statement;

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  FVCB is exempt from the requirement to provide an opinion from its auditors on the design and operating effectiveness of its internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

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  FVCB may choose not to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and its audited financial statements;

  •
  FVCB is permitted to provide less extensive disclosure regarding executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means it does not have to include a compensation discussion and analysis and other disclosure regarding executive compensation in this proxy statement/prospectus and in its future annual reports and proxy materials; and

  •
  FVCB is not required to hold nonbinding advisory votes on executive compensation or golden parachute arrangements.

        FVCB may take advantage of these provisions for up to five years unless it earlier cease to qualify as an emerging growth company. FVCB will cease to qualify as an emerging growth company if it have more than $1.07 billion in annual gross revenues, as that amount may be periodically adjusted by the Securities and Exchange Commission, or SEC, it becomes a "large accelerated filer," including having more than $700.0 million in market value of its common stock held by non-affiliates, or it issues more than $1.0 billion of non-convertible debt in a three-year period. FVCB has elected to adopt the reduced disclosure requirements described above regarding the number of periods for which is are providing audited financial statements for purposes of the registration statement of which this proxy statement/prospectus is a part. In addition, FVCB expects to take advantage of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports it will file with the SEC and proxy statements that it uses to solicit proxies from its shareholders. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. FVCB cannot predict if investors will find its common stock less attractive as a result of the election to rely on these exemptions. If some investors find FVCB common stock less attractive as a result, there may be a less active trading market for FVCB common stock and its stock price may be more volatile.

        The JOBS Act exempts emerging growth companies from compliance with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act of 1933, or Securities Act, registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, or Exchange Act) are required to comply with the new or revised financial accounting standards, although FVCB has irrevocably elected to opt out of this extended transition period and comply with the requirements that apply to non-emerging growth companies.

 THE COLOMBO SPECIAL MEETING OF STOCKHOLDERS

General

        The Colombo special meeting of stockholders will be held at Colombo's main office, 1600 E. Gude Drive, Rockville, Maryland 20850, at [    •    ]:00 a.m., local time, on [    •    ], 2018.

Record Date and Shares Outstanding and Entitled to Vote

        The record date for the Colombo special meeting of stockholders is September 7, 2018. On the record date, there were 344,248,084 shares issued and outstanding. Only stockholders of record at the close of business on the Colombo record date will be entitled to receive notice of and to vote at the special meeting.

Matters to be Considered at the Special Meeting

        Holders of Colombo common stock will consider and vote upon a proposal to approve and adopt the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference.

Quorum

        The holders of a majority of the shares of Colombo common stock outstanding and entitled to vote as of the record date must be present at the Colombo special meeting, either in person or by proxy, for a quorum to be present for purposes of voting on the merger agreement, and any other matter to be considered at the Colombo special meeting.

Votes Required

        Approve and Adopt the Merger Agreement.    In accordance with Maryland law, the approval and adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of Colombo common stock outstanding on the record date.

        Discretionary Authority to Adjourn or Postpone the Special Meeting.    The affirmative vote of a majority of Colombo shares represented, in person or by proxy, at the special meeting is required to approve the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

        Each holder of shares of Colombo common stock outstanding on the record date will be entitled to one vote for each share held of record at the Colombo special meeting of stockholders. The directors of Colombo have agreed to vote all shares of Colombo common stock that they own on the record date in favor of the approval and adoption of the merger agreement. On the record date, these persons owned approximately 338,362,658 shares of Colombo common stock, or approximately 98.3% of the outstanding shares of Colombo common stock. As such, approval of the merger is assured.

Voting

        The Colombo board of directors is soliciting proxies to request that you allow your shares of Colombo common stock to be represented at the special meeting by the persons named on the enclosed Colombo proxy card. All shares of Colombo common stock represented at the special meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by Colombo's board of directors.

        The Colombo board of directors recommends that you vote FOR the proposal to approve and adopt the merger agreement.

        If any matters incident to the conduct of the meeting and not described in this proxy statement/prospectus are properly presented at the special meeting, the persons named on the proxy card will use their judgment to determine how to vote your shares.

        If you hold your shares in street name, it is critical that you instruct your bank or broker how to vote. If you hold your shares in street name and you do not instruct your bank or broker how to vote, your bank or broker will not be permitted to vote your shares on any matter related to the merger. A "broker non-vote" occurs when a broker submits a proxy that does not indicate a vote for some of the proposals because the beneficial owners have not instructed the broker on how to vote on such proposals.

        Broker non-votes are considered "present," and as a result, will have the same effect as a vote against the merger proposal and each proposal for which the affirmative vote of a majority of shares represented at the special meeting is required.

        If you return a valid proxy or attend the meeting in person, Colombo will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes, if any, also will be counted for purposes of determining the existence of a quorum.

        Abstentions are considered to be present and, as a result, will have the same effect as a vote against the merger proposal and each proposal for which the affirmative vote of a majority of shares represented at the special meeting is required.

Revocation of Proxies

        Any Colombo stockholder may revoke a proxy at any time before or at the Colombo special meeting in one or more of the following ways:

  1.
  Delivering a written notice of revocation bearing a later date than the proxy at any time prior to the vote at the special meeting of stockholders to the Corporate Secretary of Colombo;

  2.
  Submitting a later-dated proxy prior to the vote at the special meeting of stockholders; or

  3.
  Attending the special meeting of stockholders and voting in person after giving written notice to the Corporate Secretary of Colombo.

        A Colombo shareholder should send any written notice of revocation or subsequent proxy to:

    Colombo Bank
    1600 E. Gude Drive
    Rockville, Maryland 20850
    Attn: Pamela Wilson

        You also may hand deliver the notice of revocation or subsequent proxy to the Corporate Secretary before the taking of the vote at the special meeting of stockholders. Attendance at the special meeting of stockholders will not by itself constitute a revocation or proxy. If your shares are held in "street name," you will need to follow the voting instructions from your broker or nominee in order to change your vote. If your shares are held in "street name," you also will need a signed proxy from your broker or nominee in order to attend the special meeting and vote in person.

Dissenters' Rights

        Colombo stockholders who object to the merger and follow the specific procedures set forth in Maryland Financial Institutions Code. § 3-719 et seq., as amended, will be entitled to receive payment in cash of the fair value of their shares of Colombo common stock. If you want to demand payment of the fair value of your common stock, you must fully comply with the procedures set out in the Maryland Financial Institutions Code. The determined "fair value" cannot be predicted and could be more or less than the value of the merger consideration. Failure to take any of the steps required under Maryland Financial Institutions Code on a timely basis may result in the loss of dissenters' rights. A copy of Maryland Financial Institutions Code. § 3-719 et seq. is included as Annex C to this proxy statement/prospectus. See "Proposal 1—The Merger—Dissenters' Rights."

Solicitation of Proxies

        Colombo will bear the cost of the solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers, and employees of Colombo and their subsidiaries may solicit proxies from Colombo stockholders by telephone, electronically, or in person without compensation other than reimbursement for their actual expenses. Colombo also will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons. Colombo will reimburse those custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in connection with forwarding solicitation materials.

PROPOSAL 1: THE MERGER

        The following information describes the material terms and provisions of the merger. This description is not complete. FVCB and Colombo qualify this discussion in its entirety by reference to the merger agreement which is incorporated by reference in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A to provide information regarding the terms of the proposed merger. Except for its status as the contractual document between the parties with respect to the merger described in the merger agreement, it is not intended to provide factual information about the parties. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, they should not be relied on by investors as statements of factual information. FVCB and Colombo urge you to read the full text of the merger agreement carefully.

General

        On May 3, 2018, FVCB, FVCbank and Colombo jointly entered into the merger agreement. Pursuant to the merger agreement, Colombo will merge with and into FVCbank, a subsidiary of FVCB. The merger is expected to be completed in the fourth quarter of 2018.

        In the merger, Colombo stockholders will receive a combination of FVCB common stock and cash provided, however, that if you are entitled to receive fewer than 100 shares of FVCB common stock, you may elect to receive all cash. The number of shares of FVCB common stock you will receive per share of Colombo common stock is calculated by dividing $0.043492 by the average closing price per share of FVCB common stock during the five day period ending and including the second trading day prior to the merger. The amount of cash you will receive per share of Colombo common stock is $0.053157. If you would be entitled to receive fewer than 100 shares of FVCB common stock and elect to receive all cash for your shares of Colombo common stock, the amount of cash you will receive per share of Colombo common stock is $0.096649. The stock exchange ratio will also be appropriately adjusted if there is a reorganization, reclassification, stock dividend, stock split, combination or subdivision or similar changes affecting FVCB common stock. If you have the right to elect to receive all cash, and do not make such election, you will lose the right to elect to receive all cash and will receive a combination of FVCB common stock and cash. Colombo stockholders also will receive cash instead of any fractional shares they would have otherwise received in the merger.

        The approval and adoption of the merger agreement requires the affirmative vote, in person or by proxy, of at least a majority of the outstanding shares entitled to vote at the Colombo special meeting of stockholders.

Background of the Merger

        In connection with the ongoing consideration and evaluation of its long-term strategic alternatives and prospects, Colombo's board of directors and executive management team have considered and regularly reviewed the strategic direction and business objectives of the bank as part of their continuous efforts to enhance value to its stockholders. This strategic planning exercise generally included an evaluation of the merits and drawbacks of (i) continuing to operate as an independent institution, (ii) expansion through the strategic acquisition of other institutions and branch offices, and (iii) entering into a strategic merger with another financial institution. These considerations focused on, among other things, prospects and developments in the current regulatory environment, in the economy generally and in financial markets, for financial institutions generally and for Colombo, in particular, as well as conditions and ongoing consolidation in the financial services industry. In furtherance of these objectives, Colombo has evaluated a number of strategic opportunities over the last few years.

        On May 24, 2017, the President of Colombo was contacted by the Chief Credit Officer of FVCB to discuss the possibility of a merger. The President met and spoke with the Chairman and President of FVCB several more times in June, July and August to continue discussions regarding the benefits of a merger between the parties. On October 25, 2017, the Chairman and President of FVCB met with the Chairman and largest stockholder of Colombo to continue discussions regarding a possible merger and present a preliminary proposal. The parties entered into a confidentiality agreement on September 12, 2017.

        Throughout November and December of 2017, and January of 2018, the Chairman of Colombo and the Chairman of FVCB met several more times to continue discussing the possibility of a merger and the merger consideration. During the months of January, February and March of 2018, both parties conducted preliminary diligence. Following the preliminary diligence, FVCB submitted a formal offer.

        Colombo's board of directors and executive management reviewed the offer and determined that FVCB's offer, consisting of merger consideration payable 55% in cash and 45% in shares of FVCB's publicly traded common stock, would be in the best interests of Colombo and its stockholders. Throughout the month of March, the parties conducted onsite due diligence investigations, traded secured information and had numerous calls regarding diligence matters. Throughout April, Colombo and FVCB worked to complete due diligence.

        Colombo received the first draft of the merger agreement from FVCB on March 30, 2018 and the parties negotiated the financial terms of the transaction and the merger agreement over the next several weeks. On April 25, 2018, Colombo engaged RP Financial to provide a fairness opinion to the board regarding the potential merger and the fairness of the merger to certain minority stockholders. On May 3, 2018, Colombo's board of directors met with outside legal counsel to consider and discuss the terms of the merger agreement. The Board also heard from RP Financial, who provided their opinion that the merger consideration was fair to Colombo's minority stockholders from a financial point of view. The merger agreement was unanimously approved at that meeting.

        On May 3, 2018, Colombo and FVCB entered into the merger agreement and the parties issued a joint press release announcing the proposed merger.

Colombo's Reasons for the Merger; Recommendation of Colombo's Board of Directors

        Colombo's board of directors believes that the merger is in the best interest of Colombo and its stockholders. Accordingly, Colombo's board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that Colombo's stockholders vote "FOR" approval of the merger agreement proposal.

        In approving the merger agreement, Colombo's board of directors consulted with management and RP Financial with respect to the financial aspects and fairness of the merger consideration, from a financial point of view, to the minority holders of shares of Colombo common stock, and with its outside legal counsel as to its legal duties and the terms of the merger agreement. The board believes that combining with FVCB will create a stronger and more diversified organization that will provide significant benefits to Colombo's stockholders and customers alike.

        The terms of the merger agreement, including the consideration to be paid to Colombo's stockholders, were the result of arm's length negotiations between representatives of Colombo and representatives of FVCB. In arriving at its determination to approve the merger agreement, Colombo's board of directors considered a number of factors, including, in no particular order of importance, the following material factors:

  •
  Colombo's board of directors' familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Colombo and FVCB compared to the risks and challenges associated with the operation of Colombo's business as an independent entity;

  •
  the current and prospective environment in which Colombo operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally and the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

  •
  the presentation of RP Financial;

  •
  that stockholders of Colombo will receive forty-five (45%) of the merger consideration in shares of FVCB common stock, which is proposed to be listed on Nasdaq, contrasted with the absence of a public market for Colombo common stock;

  •
  the treatment of the merger as a "reorganization" within the meaning of Section 368(a) of the Code with respect to the shares of Colombo common stock exchanged for FVCB common stock;

  •
  the rising costs to Colombo of increases in expenses related to leases, benefits and data processing services that Colombo could expect to encounter and the financial results if it continued to operate independently, and the likely benefits to stockholders of that course of action, as compared with the value of the merger consideration offered by FVCB;

  •
  the ability of FVCB to pay the aggregate merger consideration without a significant financing contingency;

  •
  the ability of FVCB to receive the requisite regulatory approvals in a timely manner;

  •
  the terms and conditions of the merger agreement, including the parties' respective representations, warranties, covenants and other agreements, and the conditions to closing;

  •
  that a merger with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services;

  •
  that Colombo's directors and executive officers have financial interests in the merger in addition to their interests as Colombo stockholders and the manner in which such interests would be affected by the merger;

  •
  that the cash portion of the merger consideration will be taxable to Colombo's stockholders upon completion of the merger;

  •
  the requirement that Colombo conduct its business in the ordinary course and the other restrictions on the conduct of Colombo's business before completion of the merger, which may delay or prevent Colombo from undertaking business opportunities that may arise before completion of the merger; and

  •
  that under the merger agreement Colombo cannot solicit competing proposals for the acquisition of Colombo.

        The Colombo board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

  •
  the potential risk of diverting management attention and resources from the operation of Colombo's business towards the completion of the merger;

  •
  the restrictions on the conduct of Colombo's business prior to the completion of the merger, which are customary for merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Colombo from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Colombo absent the pending completion of the merger;

  •
  the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Colombo and Colombo's business, operations and workforce with those of FVCB;

  •
  the merger-related costs and expenses;

  •
  the other risks described under the heading "Risk Factors."

        The foregoing discussion of the information and factors considered by Colombo board of directors is not intended to be exhaustive, but includes the material factors considered by the Colombo board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the board of directors of Colombo did not assign any relative or specific weight to different factors and individual directors may have given weight to different factors. Based on the reasons stated above, the board of directors of Colombo believes that the merger is in the best interest of Colombo and its stockholders and therefore the board of directors of Colombo unanimously approved the merger agreement.

Recommendation of the Colombo Board of Directors

        The Colombo board of directors has unanimously determined that the merger agreement and the merger is in the best interests of Colombo and its stockholders. Accordingly, the Colombo board of directors recommends that Colombo stockholders vote "FOR" approval and adoption of the merger agreement.

RP Financial's Opinion to Colombo's Board of Directors

        Colombo retained RP Financial on April 25, 2018, to render an opinion regarding the fairness from a financial point of view of the merger consideration to be received by and paid to minority common stockholders, or the Minority Shareholders, of Colombo. In this regard, RP Financial's opinion expressly excludes from the definition of Minority Shareholders Mr. Bender and his family members identified in a certificate identifying such stockholders provided to RP Financial by Colombo dated as of the May 3, 2018, or the Bender Family. The Bender Family, together with any associated trusts or other ownership vehicles that hold such Colombo shares for the benefit of the Bender Family, and any third party assignee or transferee of such securities through testamentary bequest, gift, purchase or otherwise, shall be deemed controlling stockholders for purposes of RP Financial's opinion with respect to their collective ownership interests in Colombo, or the Controlling Shareholder Group.

        In engaging RP Financial for its delivery of a fairness opinion, the Colombo board of directors did not give any special instructions to RP Financial, nor did it impose any limitations upon the scope of the investigation that RP Financial wished to conduct to enable it to deliver its opinion. RP Financial has delivered to Colombo its written opinion, dated May 3, 2018, to the effect that, based upon and subject to the matters set forth therein, including various assumptions, considerations, qualifications and limitations, and other matters it considered relevant, as of that date, the merger consideration to be received in the merger with FVCbank is fair to the Minority Shareholders of Colombo's common stock from a financial point of view. The opinion of RP Financial is directed to the board of directors of Colombo in its consideration of the merger agreement, and does not constitute a recommendation to any Minority Shareholder of Colombo as to any action or inaction that such stockholder should take in connection with the merger agreement or otherwise. RP Financial's opinion is directed only to the fairness of the merger consideration to the current Minority Shareholders of Colombo from a financial point of view as of the date of the merger agreement. A copy of the RP Financial opinion is set forth as Annex B to this proxy statement/prospectus, and Colombo shareholders should read it in its entirety. RP Financial has consented to the inclusion and description of its written opinion in this proxy statement/prospectus.

        Colombo selected RP Financial to render an opinion regarding fairness because of RP Financial's expertise in the valuation of financial services businesses and their securities for a variety of purposes, including its expertise in connection with mergers and acquisitions of financial institutions. Pursuant to a letter agreement executed by Colombo on April 25, 2018, RP Financial estimates that it will receive from Colombo total professional fees of approximately $100,000, $95,000 of which has been paid to date, plus reimbursement of certain out-of-pocket expenses, for its services in connection with the merger.

        In addition, Colombo has agreed to indemnify and hold harmless RP Financial, any affiliates of RP Financial, and the respective directors, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under Colombo's engagement letter with RP Financial, from and against any and all losses, claims, damages and liabilities (including, but not limited to, all losses and expenses in connection with claims under the federal securities laws), actually incurred by RP Financial and attributable to: (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by Colombo to the RP Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by Colombo to RP Financial; or (iii) any action or omission to act by Colombo or the Company's respective officers, directors, employees or agents which action or omission is willful or negligent. Notwithstanding the foregoing, Colombo will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith or willfully with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought. Any time devoted by employees of RP Financial to situations for which indemnification is provided are indemnifiable costs payable by Colombo at the normal hourly professional rate chargeable by such employee.

        In rendering its opinion, RP Financial reviewed the following material and/or conducted the following analyses with respect to the merger agreement and Colombo:

  •
  the merger agreement, distributed to the Colombo board of directors on April 30, 2018;

  •
  the following financial information for Colombo—(a) annual reports, including audited financial statements, as presented in Colombo's Annual Reports to its shareholders, including for the fiscal year ended December 31, 2017; (b) unaudited financial data including for the quarter ended March 31, 2018; (c) quarterly financial reports submitted to the FDIC, including for the quarter March 31, 2018; (d) internal financial and other reports provided to Colombo's board including for the quarter ended March 31, 2018; (e) internally prepared budget information prepared by the management of Colombo for the year ending December 31, 2018, and (f) a range of estimated potential long-term annual growth rates in net income and net income per share provided through March 31, 2023, by Colombo's management;

  •
  the financial terms of certain other recently completed or pending acquisitions of banks headquartered in the Mid-Atlantic region of the United States with relatively comparable financial characteristics as Colombo;

  •
  the financial terms of certain other recently completed or pending acquisitions of banks headquartered in the states of Maryland, Virginia and Delaware as well as the District of Columbia with relatively comparable financial characteristics as Colombo;

  •
  certain historical publicly-available financial information as published by S&P Global Market Intelligence regarding the prevailing trends in the merger and acquisition market for financial institutions;

  •
  the estimated pro forma financial impact of the merger to Colombo's Minority Shareholders receiving FVCB shares in exchange for their Colombo common stock; and

  •
  in person and telephonic discussions with executive officers of Colombo, including the President and Chief Executive Officer of Colombo who is a member of the board of directors of Colombo, regarding its business, financial condition, results of operations and future prospects, the historical and current operations, historical financial performance and the assessment of Colombo's executive officers as to the rationale for the merger.

        As expressly stated in RP Financial's opinion, RP Financial has had no communications regarding the merger with any Controlling Shareholder Group member, any member of the board of directors not a part of Colombo's management team or any Minority Shareholder of the Company.

        In addition, RP Financial reviewed or considered the following materials or information for FVCB and as further described below certain peers of FVCB:

  •
  certain annual reports, including audited financial statements, including for the fiscal year ended December 31, 2017;

  •
  certain quarterly call reports submitted to the FDIC by FVCbank, including for the quarter ended December 31, 2017;

  •
  internal financial statements and other financial and operating data concerning FVCB, including for the quarter ended March 31, 2018;

  •
  the quarterly earnings release for FVCB for the quarter ended March 31, 2018;

  •
  FVCB's internal budget and strategic plan for the three years ending December 31, 2020;

  •
  the stock price history for FVCB during the twelve months ended April 19, 2018;

  •
  certain FVCB financial information versus a peer group of relatively comparable publicly-traded financial institutions; and

  •
  in person and telephonic discussions with executive officers of FVCB regarding FVCB's business, financial condition, results of operations and future prospects; the historical and current operations, historical financial performance and their assessment of the rationale for the Merger.

        RP Financial also reviewed and considered certain information and materials detailing the Merger prepared by FVCB's financial advisor, including (1) the amount and timing of an anticipated initial public offering ("IPO") of common stock through which FVCB will seek to raise up to $35 million of gross offering proceeds to fund a portion of the transaction costs and to gain listing on Nasdaq among other considerations; (2) the estimated amount and timing of the cost savings and related expenses, purchase accounting adjustments and synergies expected to result from the merger; and (3) the pro forma financial impact of the merger on the combined company's earnings, tangible book value, financial ratios and other relevant financial metrics.

        In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Colombo and FVCB furnished by the respective financial institutions as well as FVCB's financial advisor to RP Financial for review for purposes of its opinion, as well as publicly-available information regarding other financial institutions and competitive, economic and demographic data. RP Financial has further relied on the assurances of management of Colombo and FVCB as set forth in the Agreement and other certificates with respect to the accuracy and completeness of information included in the Agreement and provided to RP Financial for purposes of the delivery of its opinion. RP Financial has also relied upon the management of Colombo and FVCB as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to RP Financial by Colombo and FVCB and FVCB's financial advisor, and RP Financial has assumed such forecasts, projections and other forward-looking information have been prepared by Colombo and FVCB as well as FVCB's financial advisor on a basis reflecting the best currently available information and Colombo's and FVCB's reasonable judgements and estimates. RP Financial has assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and RP Financial does not assume any responsibility for the accuracy or reasonableness thereof. RP Financial has been authorized by Colombo to rely on such forecasts, projections and other information and data, and RP Financial expresses no view as to any such forecasts, projections or other forward-looking information or data, or the basis or assumptions on which they were prepared. RP Financial was not asked to nor did it undertake an independent verification of any of such information or the information RP Financial obtained from public sources and RP Financial therefore does not assume any responsibility or liability for the accuracy or completeness thereof. Neither Colombo, FVCB, the Minority Shareholders or the Controlling Shareholder Group restricted RP Financial as to the material it was permitted to review.

        RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of Colombo or FVCB or the collectability of any such assets, nor was RP Financial furnished with any such evaluations or appraisals. RP Financial did not make an independent evaluation of the adequacy of the allowance for loan losses of Colombo or FVCB nor did RP Financial review any individual credit files relating to Colombo or FVCB. RP Financial is not expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan losses. RP Financial has assumed that such allowances for Colombo and FVCB are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity.

        RP Financial has not undertaken an independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Colombo or FVCB is a party or may be subject, and RP Financial's opinion makes no assumptions concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. RP Financial has also assumed that neither Colombo or FVCB is a party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger contemplated by the merger agreement. RP Financial is not opining in any manner on the future earnings, financial condition or operations of the parties generally, and RP Financial does not assume any responsibility or liability for any matters relating thereto.

        RP Financial, with Colombo's consent, has relied upon the advice Colombo has received from its legal, accounting, financial and tax advisors as to all legal, accounting and tax matters relating to the merger agreement and other transactions contemplated by the merger agreement. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed merger, no restriction will be imposed on FVCB that would have a material adverse effect on the ability of the merger to be consummated as set forth in the merger agreement. RP Financial also assumed that there have been no material changes in the financial condition of Colombo or FVCB since the date of the most recent financial statements made available to RP Financial. RP Financial has assumed, in all respects material to RP Financial's analyses, that all of the representations and warranties contained in the merger agreement and all related contracts, closing papers and certificates are true and correct, that each party to the agreements and other contracts, closing papers and certificates will perform all of the covenants required to be performed by such party thereunder and that the conditions precedent in the merger agreement are not waived.

        RP Financial's opinion was based on market conditions and other circumstances existing on May 3, 2018. RP Financial specifically stated in its opinion that events occurring after May 3, 2018, could materially affect the assumptions RP Financial used in preparing the opinion. In connection with rendering its opinion dated May 3, 2018, RP Financial performed a variety of financial analyses that are summarized below. Although the evaluation of the fairness, from a financial point of view, of the exchange ratio was to some extent subjective based on the experience and judgment of RP Financial and not merely the result of mathematical analyses of financial data, RP Financial relied, in part, on the financial analyses summarized below in its determinations. The preparation of a fairness opinion is a complex process and RP Financial believes its analyses must be considered as a whole. Selecting portions of such analyses and factors considered by RP Financial without considering all such analyses and factors taken as a whole could create an incomplete view of the process underlying RP Financial's opinion. In its analyses, RP Financial took into account its assessment of general business, market, financial and economic conditions, banking and thrift industry performance and other matters, many of which are beyond the control of Colombo and FVCB, together with RP Financial's experience in securities valuation, its knowledge of financial institutions, its knowledge of the current operating and merger and acquisition environments for financial institutions, and its experience in similar transactions. With respect to the comparable transactions and control premium analyses described below, no public company utilized as a comparison is identical to Colombo and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the trading and/or acquisition values of the companies concerned. The analyses were prepared solely for purposes of RP Financial providing its opinion as to the fairness of the exchange ratio from a financial point of view.

        Comparable Transactions Analysis.    RP Financial compared the merger on the basis of multiples and/or ratios involving reported earnings, tangible book value and tangible book premium to core deposits reported in a selected group of completed and pending bank mergers and acquisitions deemed relatively comparable by RP Financial. The comparable transaction groups consisted of sale of control transactions and included two groups with the following characteristics:

  (1)
  Mid-Atlantic transactions included all bank and thrift transactions announced during the period from January 1, 2017, through April 19, 2018, and where the acquisition targets were located in the Mid-Atlantic region of the U.S. and had the following financial characteristics at the announcement date:

    •
    total assets between $100 million and $500 million; and

    •
    profitable on a trailing twelve-month basis; and

  (2)
  Regional transactions included all transactions where the acquisition targets were located in Washington, D.C., Maryland, Virginia and Delaware and the transactions were announced during the period from January 1, 2016, through April 19, 2018, and had total assets less than $1 billion at the announcement date:

    •
    The transactions comprising the Mid-Atlantic transactions group and the Washington, DC, Delaware, Maryland and Virginia transactions group are set forth below.

  Mid-Atlantic Transactions Group

Acquirer	Target
First Bank	Delanco Bancorp Inc.
Community Financial Corp.	County First Bank
Delmar Bancorp	Liberty Bell Bank
Riverview Financial Corp.	CBT Financial Corp.
Sussex Bancorp	Community Bank of Bergen County
First Bank	Bucks County Bank
Mid Penn Bancorp Inc.	Scottdale Bank & Trust Company
Kinderhook Bank Corp.	Patriot Federal Bank
Old Line Bancshares Inc.	DCB Bancshares Inc.

  Washington, D.C., Delaware, Maryland and Virginia Transactions Group

Acquirer	Target
First US Bancshares Inc.	Peoples Bank
Old Point Financial Corp.	Citizens National Bank
Old Line Bancshares Inc.	Bay Bancorp Inc.
Community Financial Corp.	County First Bank
Bank of McKenney	CCB Bankshares Inc.
Old Line Bancshares Inc.	DCB Bancshares Inc.
ACNB Corp.	New Windsor Bancorp Inc.
Bay Banks of Virginia Inc.	Virginia BanCorp Inc.
Revere Bank	Monument Bank
Blue Ridge Bankshares Inc.	River Bancorp Inc.
Summit Financial Group Inc.	Highland County Bankshares Inc.

        The average and median selected financial data and acquisition pricing multiples or ratios at announcement for the Mid-Atlantic transaction group and the Washington, D.C., Delaware, Maryland and Virginia transaction group relative to the Colombo pricing multiples or ratios based on the merger consideration are shown below:

Comparable Transactions(1)

	Mid-Atlantic Trans. Group		DC, DE, MD and VA Transactions Group
	Average	Median	Average	Median	Colombo(2)
Financial Data and Ratios
Assets ($ 000)	$252	$236	$273	$236	$195
Tangible Equity/Assets (%)	9.87%	8.44%	10.13%	9.57%	10.98%
Return on Average Assets (%)	0.36	0.37	0.81	0.59	0.62
Return on Average Equity (%)	3.72	4.09	7.93	7.12	5.95
Non-Performing Assets/Assets (%)	1.87	2.16	1.43	1.52	0.85
Deal Value and Pricing Ratios(3)
Deal Value ($ Millions)	$33.8	$36.4	$38.1	$31.6	$33.3
Price/Tangible Book (%)	136.48%	129.97%	135.89%	140.87%	155.71%
Price/Earnings (x)	29.55x	28.45x	21.48	20.82	26.86x
Tang. Book Premium/Deposits (%)	4.61%	5.65%	4.69%	5.09%	9.72%

(1)
Pricing ratios at announcement.

(2)
Reflects financial data as of or for the trailing 12 months ended March 31, 2018.

(3)
Deal value and multiples for Colombo based on the value of the Merger Consideration equal to $0.096649 per share.

        The average and median pricing multiples (price/tangible book value multiple, price/earnings multiple and core deposit premium multiple) of the Mid-Atlantic transactions group and the Washington, D.C., Delaware, Maryland and Virginia transactions group were applied to Colombo's reported financial measures as of or for the last twelve months through March 31, 2018 (tangible book value, reported earnings and core deposits) to derive a valuation range before adjustments. The resulting values indicated by the comparable transactions indicated a range of value of $0.049 to $0.090 per share. In evaluating the preliminary valuation range, RP Financial took into consideration, among other things, Colombo's was smaller in terms of total assets, had a return on assets and return on equity which fell between the median and average ratios of the Mid-Atlantic transactions group and Washington, D.C., Delaware, Maryland and Virginia transactions group while having relatively favorable asset quality relative to both groups of comparable transactions. Overall, the value of the merger consideration equal to $0.096649 per share exceeded the upper end of the $0.049 to $0.090 per share valuation range derived pursuant to the comparable transactions approach.

        Control Premium Analysis.    In the control premium analysis, RP Financial applied a multiple to the pre-announcement fair market value or trading value of an acquisition target's common stock at various points in time (one week and one month prior to announcement) to derive a sale of control value for a share of the acquisition target's stock. It is a two-step process.

        First the fair market value of a minority ownership position (i.e., non-controlling) of Colombo common stock was estimated based on a peer group of comparable publicly-traded companies. Then a multiple was applied to the fair market value and the trading value of Colombo common stock based on control premium multiples paid in comparable transactions.

        The fair market value of Colombo common stock was based on the trading multiples of a peer group of comparable publicly-traded institutions. The peer group consisted of a group of publicly-traded (listed on Nasdaq or the New York Stock Exchange) group of commercial banks, commercial bank holding companies, thrifts or savings and loan holding companies headquartered in the Mid-Atlantic region of the U.S., with total assets of less than $1 billion and which were profitable on a trailing twelve month basis through the most recent quarter end for which data was publicly available. There were a total of 20 institutions included in the peer group as follows:

Ticker Symbol	Peer Group Company	Headquarters Location
BKJ	Bancorp of New Jersey, Inc.	NJ
BOTJ	Bank of the James Financial Group, Inc.	VA
CBFV	CB Financial Services, Inc.	PA
ESBK	Elmira Savings Bank	NY
EMCF	Emclaire Financial Corp	PA
ESQ	Esquire Financial Holdings, Inc.	NY
FBSS	Fauquier Bankshares, Inc.	VA
FDBC	Fidelity D & D Bancorp, Inc.	PA
FSBC	FSB Bancorp, Inc.	NY
GLBZ	Glen Burnie Bancorp	MD
HMTA	HomeTown Bankshares Corporation	VA
HVBC	HV Bancorp, Inc.	PA
MRBK	Meridian Bank	PA
MSBF	MSB Financial Corp.	NJ
PBHC	Pathfinder Bancorp, Inc.	NY
PBIP	Prudential Bancorp, Inc.	PA
SVBI	Severn Bancorp, Inc.	MD
SSFN	Stewardship Financial Corporation	NJ
SBBX	Sussex Bancorp	NJ
WVFC	WVS Financial Corp.	PA

        RP Financial compared the financial condition and recent performance of Colombo to the median financial conditions and recent performance measures of the peer group, as displayed in the table on the following below.

	Peer Group
	Average	Median	Colombo(1)
Financial Data and Ratios
Assets ($000)	$680	$697	$195
Tangible Equity/Assets (%)	9.97%	9.37%	10.98%
Return on Average Assets (%)	0.50	0.46	0.62
Return on Average Equity (%)	5.01	5.16	5.95
Non-Performing Assets/Assets (%)	1.05	0.90	0.85
Market Capitalization and Pricing Ratios(2)
Market Capitalization ($000)	$99	$87	$20.65
Price/Tangible Book (%)	139.20%	135.13%	96.67%
Price/Earnings (x)	23.46	23.19x	16.68x

(1)
Based on March 31, 2018 financial data.

(2)
Market capitalization and pricing ratios for Colombo were based on Colombo's estimated trading value of $0.06 per share. The estimated trading value was determined by RP Financial by applying trading multiples of the peer group of comparable publicly-traded institutions listed above. Based on the $0.27 per share closing price as of April 19, 2018 and the 344,248,084 shares of Colombo outstanding as of March 31, 2018, the market capitalization was $92.9 million, the price/tangible book ratio equaled 435.0% and the price/earnings multiple equaled 75.05x.

        RP Financial evaluated the trading of Colombo's stock on the OTC Pink Market but several considerations rendered the trading price of Colombo's stock not meaningful for valuation purposes. The trading market was deemed to be illiquid since Colombo's stock showed trading activity for only 37 days over the twelve months ended April 24, 2018, with total volume of shares traded amounting to 0.06% of shares outstanding. Moreover, more than 99% of the shares outstanding are controlled by members of the Bender Family and do not trade.

        Relative to the peer group, RP Financial made qualitative valuation adjustments to account for differences between Colombo and the peer group from a valuation standpoint, including but not limited to a significant downward valuation adjustments for Colombo's smaller assets size. RP Financial concluded that a public equivalent value for Colombo was equal to $0.06 per share.

        Second, a control premium analysis, which involved applying a control premium to the estimated peer group based trading value of Colombo stock of $0.06, was applied by RP Financial. The control premium applied was the median of the 1-week, 1-month and 3-month premiums paid over the trading value of the stock based upon the acquisition prices paid for institutions deemed comparable to Colombo (i.e., with total assets of less than $1 billion that announced a sale transaction over the period from April 20, 2017 through April 19, 2018). These control premiums ranged from 31% to 34% relative to the pre-announcement trading prices

        Applying this premium to the fair market value of Colombo's stock that RP Financial derived based on the peer group-based valuation of $0.06 per share resulted in a sale of control valuation range of $0.0786 to $0.0804 per share. The value of the merger consideration as of May 2, 2018, equal to $0.096649 per share, exceeded the $0.0786 to $0.0804 per share valuation range derived pursuant to the control premium approach.

        Discounted Cash Flow Analysis.    RP Financial evaluated the value per share of the current offer to the implied value of Colombo's current business plan. Pursuant to the application of the discounted cash flow approach, RP Financial measured the present value per share of future dividends and the terminal value to Colombo's current shareholders, based on financial data as of March 31, 2018, and shares outstanding of 344,248,084, for a five year period through March 31, 2023.

        The discounted cash flow analysis pursuant to the first scenario incorporated the following assumptions:

  •
  Beginning balance sheet as of March 31, 2018, was utilized for modeling purposes;

  •
  Earnings and asset growth assumptions were generally consistent with the internal budget through December 31, 2018;

  •
  Asset growth was assumed to equal 3.0% for the twelve months ended December 31, 2018, increased by 50 basis points annually to 5.0% by the fifth year of the projections;

  •
  The projected return on average assets was projected to equal 0.35% or $692,000 for the 12 months ended December 31, 2018, increasing in each year of the modeling horizon thereafter to 0.50%, equal to $1.156 million for the 12 months ended March 31, 2023; and

  •
  No dividends or share repurchases were assumed.

        The discounted cash flow analysis reflected the following valuation assumptions:

  •
  Fifth year terminal value multipliers for earnings per share were in a range of 23 to 27 times earnings per share while the fifth year terminal value multipliers for tangible book value per share were in a range of 1.20 times to 1.50 times tangible book value per share; and

  •
  The cash flows were then discounted to present value at a 15.9% discount rate.

        The present per share value generated by the discounted cash flow under these assumptions ranged from $0.037 per share to $0.054 per share RP Financial concluded that a value to Colombo's shareholders equal to $0.045 per share pursuant to the discounted cash flow approach was appropriate. The value of the merger consideration equal to $0.096649 exceeded the range of value indicated pursuant to the discounted cash flow approach.

        Pro Forma Impact Analysis.    Since the merger consideration includes a stock component, RP Financial considered the estimated pro forma impact of the merger on FVCB's financial condition, operating results and stock pricing ratios. Based on, among other things, the proceeds raised and common shares issued through an IPO of common stock and incorporating estimated transaction costs, restructuring charges and cost savings provided by FVCB's financial advisor, RP Financial estimated the merger to be approximately 3.7% dilutive to FVCB's tangible book value per share. In addition, RP Financial estimated the merger to be accretive to FVCB's pro forma earnings per share within the first year following the completion of the merger, assuming incorporation of certain anticipated merger synergies and core earnings estimates for Colombo. RP Financial further considered that the merger will increase FVCB's market capitalization and shares outstanding. Furthermore, RP Financial considered the increased asset size, competitive profile and geographic footprint of FVCB on a pro forma basis. RP Financial also considered the pro forma impact of the merger on FVCB's per share data and pricing ratios based on FVCB's pre-announcement trading price. RP Financial further considered other benefits of the merger to Colombo's shareholders, including but not limited to, the potential for increased liquidity of the stock for Colombo's shareholders given FVCB's larger size, greater market capitalization, greater number of shares outstanding, and greater liquidity of FVCB's common stock on a post-acquisition basis. Moreover, RP Financial considered the enhanced ability of Colombo to pursue growth within the expanded market area and through an expanded management team. In comparing the pro forma impact of the merger, RP Financial also took into consideration that following the Merger, Colombo's shareholders will own approximately 6% of the common stock in FVCB and that one director of Colombo (the current Chairman) will serve on the board of directors of both FVCbank and FVCB following the closing of the merger.

        In addition to the above analyses and other factors considered, RP Financial considered and evaluated the operating history of Colombo, the national, regional and local risks that could both negatively and positively impact Colombo's future operations on a stand-alone basis. RP Financial's opinion and presentation to the Colombo board of directors was one of many factors taken into consideration by the Colombo board of directors in making its determination to approve the merger agreement. Although the foregoing summary describes the material components of the analyses presented by RP Financial to the Colombo board of directors in anticipation of issuing the May 3, 2018 opinion, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial set forth as Annex B, which Colombo shareholders and their advisors are urged to read in its entirety.

        RP Financial Background and Experience.    RP Financial, as part of its financial institution valuation and financial advisory practice, is regularly engaged in the valuation of federally-insured depository institution securities in connection with mergers and acquisitions, initial and secondary stock offerings, and business valuations for financial institutions for other purposes. As specialists in the valuation of securities and providing financial advisory services to insured financial institutions, RP Financial has experience in, and knowledge of, the markets for the securities of such institutions nationwide. RP Financial did not serve in the role of financial advisor for either Colombo or FVCB in connection with this Merger.

FVCB's Reasons for the Merger

        In reaching its determination to approve the merger agreement, FVCB's board of directors, in consultation with its legal and financial advisors, considered numerous factors, including the terms of the merger agreement, the long-term and short-term strategic and economic benefits of the proposed merger, and the short and long-term pro forma financial impact of the merger, and determined that it is advisable and in the best interests of FVCB for FVCB to enter into the merger agreement with Colombo.

        In the course of making its decision to approve the transaction with Colombo, FVCB's board of directors evaluated the transaction in consultation with FVCB's executive management and FVCB's financial and legal advisors. FVCB's board of directors considered, among other things, the following factors:

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  FVCB's board of directors reviewed FVCB's strategic opportunities, business, operations, financial condition, earnings, and prospects and also reviewed Colombo's business, operations, financial condition, earnings, and prospects, including its geographic footprint. After concluding its review, FVCB concluded that the merger would enhance its competitive strategic position, potential prospective business opportunities, operations, management, prospective financial condition, future earnings and business prospects. Specifically, FVCB believes that the merger will support its current business and allow it to expand its presence in adjacent markets where FVCbank lends, but in which it has no physical presence;

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  The similarity of the customer bases of Colombo and FVCbank for efficiency of integration, continuity of current marketing strategies through the extension of the banking franchise into contiguous markets were seen as favorable, particularly in light of the perceived ability of FVCB to expand relationships with Colombo's existing customer base as a result of its higher lending limit and broader array of loan and deposit products;

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  The quality of Colombo's loan portfolio, which other than certain legacy nonperforming assets, contained a limited amount of nonperforming assets;

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  Its understanding of the current and prospective environment in which FVCbank and Colombo operate, including regional and local economic conditions, the competitive environment for financial institutions generally, and continuing prospects for mergers in the financial services industry, and the likely effect of these factors on FVCB and Colombo, in light of, and in absence of, the proposed business combination;

  •
  The board's review with its legal and financial advisors of the structure of the merger, the financial and other terms of the merger and related documents including the board's assessment of merger consideration and the impact thereof on the combined company;

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  The acquisition is expected to be immediately accretive to FVCB's earnings, and modest tangible book value dilution;

  •
  The combination could result in potential annualized cost savings of 35% of Colombo's noninterest expenses, as well as the potential for incremental revenue opportunities enabling a potential material increase in long-term future earnings accretion, improving long-term investor value, and creating a stronger franchise. The potential cost savings are expected to be derived from the reconfiguration of duplicate internal operations and administrative functions and the elimination of redundant external contractual services. The board of directors of FVCB viewed these items as favorable factors, supporting the decision to proceed with the merger;

  •
  The fact that certain provisions of the merger agreement prohibit or limit Colombo from soliciting or responding to proposals for alternative transactions, Colombo's obligation to pay a termination fee if the merger agreement is terminated due to Colombo accepting another offer, and Colombo's obligation, under certain circumstances, to pay damages in the event that the merger agreement is terminated due to Colombo's breach;

  •
  The merger aligns with FVCB's acquisition strategy of prudent and selective growth in markets with strong demographics and with companies and managements with similar philosophies, culture and business models;

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  The fact that, pursuant to the merger agreement, Colombo must generally conduct its business in the ordinary course and Colombo is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement;

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  The financial information and analyses presented by Sandler O'Neil + Partners, L.P. to the board of directors, and the presentation and opinion of Sandler O'Neil + Partners, L.P. to the effect that, as of the date of such opinion, based upon and subject to the factors and assumptions set forth in such opinion, the merger consideration in the proposed merger was fair to the shareholders of FVCB from a financial point of view;

  •
  The likelihood that the regulatory approvals necessary to complete the merger would be obtained.

        The board of directors of FVCB also considered the fact that the combined institution would result in a financial institution with more than $1.3 billion in assets, total deposits of $1.1 billion, and loans of $1.1 billion, if the merger were completed as of March 31, 2018.

        FVCB's board of directors also considered the following:

  •
  The fact that FVCB shares to be issued to holders of Colombo stock to complete the merger will result in ownership dilution and book value dilution to existing FVCB shareholders;

  •
  The addition of one member of Colombo's board of directors to the board of directors of FVCB and FVCbank;

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  The potential challenges associated with obtaining regulatory approvals required to complete the transaction in a timely manner;

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  The fact that, pursuant to the merger agreement, FVCB must generally conduct its business in the ordinary course and will commit sufficient resources to the merger and subsequent integration, which may delay or prevent FVCB undertaking business opportunities which may arise pending completion of the merger;

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  The risk that integration of FVCB and Colombo will not occur as desired and the potential impact of integration if not successful on the expected benefits of the merger;

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  The risk that potential benefits (strategic, operational, financial), cost benefits and other synergies sought in the merger may not be realized or may not be realized within the expected time period and the risks associated with the integration of FVCB and Colombo;

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  The risk that under certain circumstances, FVCB could be required to pay a termination fee of $600 thousand to Colombo;

  •
  The fact that certain tax attributes and Colombo will be affected by the transaction; and

  •
  The potential for diversion of management and employee attention during the period prior to the completion of the merger and the potential effect on FVCB's business and relations with customers, service providers and other stakeholders whether or not the merger is consummated.

        The foregoing discussion of the factors considered by the FVCB board of directors in evaluating the merger agreement is not intended to be exhaustive, but, rather, includes all material factors considered by the FVCB board of directors. FVCB's board of directors evaluated the factors described above, including asking questions of FVCB's legal and financial advisors. In reaching its decision to approve the agreement and the merger, the FVCB board of directors did not quantify or assign relative values to the factors considered, and individual directors may have given different weights to different factors.

        FVCB board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above. The FVCB board of directors considered all of the above factors as a whole, and on an overall basis considered them to be favorable to, and support, its determination to enter into the merger agreement.

Terms of the Merger:

Effect of the Merger

        Upon completion of the merger, Colombo will merge with and into FVCbank, which will remain a wholly-owned subsidiary of FVCB. The articles of incorporation and the bylaws of FVCB will govern the holding company. Holders of Colombo common stock who receive FVCB common stock will have their rights as shareholders governed by FVCB's articles of incorporation and bylaws, and Virginia law.

Bank Name Following Merger

        Following the merger of Colombo with and into FVCbank, the name of the successor institution shall be "FVCbank."

Merger Consideration

        If the merger is completed, each share of Colombo common stock will be converted into the right to receive a combination of FVCB common stock and cash provided, however, that if a stockholder entitled to receive fewer than 100 shares of FVCB common stock, it may elect to receive all cash. The number of shares of FVCB common stock a stockholder will receive per share of Colombo common stock is calculated by dividing $0.043492 by the average closing price per share of FVCB common stock during the five day period ending and including the second trading day prior to the merger. The amount of cash a Colombo stockholder will receive per share of Colombo common stock is $0.053157. If a Colombo stockholder who would otherwise be entitled to receive less than 100 shares of FVCB common stock elects to receive all cash, the amount of cash he/she will receive per share of Colombo common stock is $0.096649. The stock exchange ratio will also be appropriately adjusted if there is a reorganization, reclassification, stock dividend, stock split, combination or subdivision or similar changes affecting FVCB common stock. If a Colombo stockholder has the right to elect to receive all cash, and does not make such election, it will lose the right to elect to receive all cash and will receive a combination of FVCB common stock and cash. Colombo stockholders also will receive cash instead of any fractional shares they would have otherwise received in the merger.

Election and Exchange Procedures

        FVCB's exchange agent will exchange certificates representing Colombo Common Stock for the merger consideration, and will receive elections to receive all cash consideration, if any, from Colombo stockholder entitled to receive fewer than 100 shares of FVCB common stock. Colombo stockholder entitled to receive fewer than 100 shares of FVCB common stock may elect to receive all cash. As promptly as practicable, but in no event more than 7 business days, after the mailing of this proxy statement, the exchange agent shall send an election form to each beneficial owner of Colombo common stock. Colombo stockholders who are entitled to make an all cash election and who make no election by the date of the special meeting will be deemed to have rejected the opportunity to elect all cash consideration. Any election made by a Colombo stockholder entitled to receive 100 or more shares of FVCB common stock will be of no force or effect. As promptly as practicable, but in no event more than 7 business days, after the effective time of the merger, the exchange agent will send to each holder of record of Colombo common stock immediately prior to the effective time, a letter of transmittal and instructions for use in the exchange of shares of Colombo common stock for the merger consideration. FVCB will have the right to make rules, subject to certain limitations, governing the validity and effectiveness of election forms and letters of transmittal.

        As promptly as possible after receipt of the letter of transmittal, each former stockholder of Colombo must surrender his or her certificates to the exchange agent; provided, that if any former stockholder of Colombo is unable to surrender his or her Colombo common stock certificates due to loss or mutilation thereof, he or she may make a constructive surrender by following the procedures customarily followed in the replacement of lost or mutilated certificates, including the posting of appropriate bond. Upon actual or constructive surrender of Colombo common stock certificates from a former Colombo stockholder, the exchange agent will issue such stockholder, one or more certificates representing the number of whole shares of FVCB common stock into which such holder's shares of Colombo common stock have been converted, or at the election of FVCB, a statement reflecting the issuance of uncertificated shares, together with a check in the amount of the cash consideration and any cash in lieu of fractional shares, or in the case of former Colombo stockholders who are entitled to elect, and have elected to receive all cash, the exchange agent shall provide all cash consideration.

        All Colombo common stock certificates must be surrendered to the exchange agent within six months of the effective time of the merger. Any former stockholder of Colombo that shall not have properly surrendered his or her certificates within such period, must thereafter look only to FVCB for the merger consideration deliverable, without any interest thereon. If outstanding certificates for shares of Colombo common stock are not surrendered or the payment for them is not claimed on or before the day prior to the date on which such cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of FVCB (and to the extent not in its possession will be delivered to it), free and clear of all claims or interest of any person previously entitled to such property.

        FVCB and the exchange agent are entitled to rely upon the stock transfer books of Colombo to establish the identity of those persons entitled to receive the merger consideration. In the event of a dispute with respect to ownership of stock represented by any certificate, FVCB and the exchange agent are entitled to deposit any merger consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto. The shares of FVCB common stock that would otherwise have been issued to such stockholder may, at the option of FVCB, be sold and the net proceeds of such sale, together with the amount of cash into which any of such holder's shares of Colombo Common Stock have been converted plus any cash in respect of fractional shares and any previously accrued dividends, will be held by FVCB for such stockholder's benefit in a noninterest bearing deposit account at FVCB or another depository institution.

        FVCB and the exchange agent shall be entitled to deduct and withhold from the merger consideration such amounts as FVCB or the exchange agent are required to deduct and withhold under applicable law. Any amounts so withheld will be treated as having been paid to the holder of Colombo common stock.

        All dollar amounts payable to any stockholder as a result of the payment of cash in lieu of fractional shares pursuant to will be rounded to the nearest cent (with one-half cent being rounded upward), based on the aggregate amount payable for all shares registered in such stockholder's name.

        Each share of Colombo common stock which is issued and outstanding immediately prior to the effective time of the merger and which is owned by a holder who shall have voted such shares against the Merger, and pursuant to Maryland Financial Institutions Code, duly and validly exercises and perfects his, her or its appraisal rights with respect to such shares of Colombo common stock, will not be converted into the right to receive the merger consideration, but, instead, the holder thereof, with respect to such dissenting shares, will be entitled to payment in cash from FVCB of the appraised fair value of the dissenting shares in accordance with the provisions of the Maryland Finical Institutions Code. If any such holder fails to duly and validly exercise or perfect or has effectively withdrawn or lost such appraisal rights, each share of Colombo common stock of such holder as to which appraisal rights were not duly and validly exercised or perfected, or were effectively withdrawn or lost, will not be deemed a dissenting share and will automatically be converted into, and thereafter be exchangeable only for, the right to receive the merger consideration.

Effective Time of the Merger

        The merger shall become effective at such time, on such date, as appropriate articles of merger are filed with the Virginia State Corporation Commission, or the VSCC, and the Maryland State Department of Assessments and Taxation, or the SDAT, or at such date and time as may be specified in the articles of merger.

Representations and Warranties

        The representations and warranties of the parties contained in the merger agreement have been made solely for the benefit of the other party to the merger agreement, and are not intended as statements of fact, but rather are negotiated provisions which allocate risks related to the subject matter of the statements between the parties to the merger agreement. Additionally, the representations and warranties are modified in the merger agreement by materiality standards and conditions, and clarifications, exclusions and exceptions set forth on schedules and exhibits which are not included as part of this proxy statement/prospectus. Such representations and warranties have not been modified to reflect any changes that may have occurred since the date of the merger agreement. As such, readers should not place reliance on the representations and warranties as accurate statements of the current condition of any party to the merger agreement, or its subsidiaries, operations, assets or liabilities.

        The merger agreement contains a number of representations and warranties made by the parties as to, among other things:

  •
  Organization of FVCB, FVCbank and Colombo;

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  Capitalization of FVCB, FVCbank and Colombo;

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  Due authorization, execution, delivery, performance, and enforceability of the merger agreement;

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  Receipt of consents or approvals of public bodies or authorities necessary to complete the merger;

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  Preparation of regulatory reports and financial statements consistent with generally accepted accounting principles ("GAAP");

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  Filing of regulatory reports;

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  Absence of a material adverse change (as defined in the merger agreement) since December 31, 2017, for FVCB, FVCbank and Colombo;

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  Absence of litigation and other proceedings to which FVCB, FVCbank or Colombo is a party;

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  Filing of tax returns and payment of taxes by FVCB, FVCbank and Colombo;

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  Absence of undisclosed liabilities;

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  Compliance with applicable laws by FVCB, FVCbank and Colombo;

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  Maintenance of adequate insurance by FVCB, FVCbank and Colombo;

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  Environmental matters by FVCB, FVCbank and Colombo;

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  Title to personal and real property of FVCB, FVCbank and Colombo;

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  Loans of FVCB and Colombo, including the validity of loans;

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  Brokers, finders and financial advisors of FVCB, FVCbank and Colombo;

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  Quality of information regarding FVCB, FVCbank and Colombo for the registration statement and regulatory applications;

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  Accuracy of information on proxy statement/prospectus;

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  Employee benefit plans of Colombo and compliance with employment laws by Colombo;

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  Financial ability of FVCB to consummate the merger;

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  Absence of certain related party transactions of Colombo;

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  Material contracts of Colombo;

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  Deposits of Colombo; and

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  Intellectual property of Colombo.

        Certain of the representations and warranties are qualified as to "material adverse effect" or "material adverse change." For purposes of the merger agreement, these terms mean, with respect to any party, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, developments or occurrences, that (a) has had or would reasonably be expected to result in a material adverse effect on the financial condition, results of operations or business of such party and its subsidiaries taken as a whole; or (b) prevents or materially impairs the ability of such party to timely consummate the transactions contemplated by the merger agreement, provided that for purposes of determining whether a material adverse effect or change has occurred under (a), the following factors will not be taken into account:

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  changes in laws of general applicability or interpretations thereof by courts or governmental authorities but only to the extent the effect on such person and its subsidiaries, taken as a whole, is not materially worse than the effect on similarly situated banks and their holding companies;

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  changes in GAAP or regulatory accounting principles generally applicable to banks but only to the extent the effect on such person and its subsidiaries, is not materially worse than the effect on similarly situated banks;

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  changes in global, national or regional political or social conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which a party and its subsidiaries operate but only to the extent the effect on such person and its subsidiaries, is not materially worse than the effect on similarly situated banks;

  •
  failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price or trading volume of a party's common stock, in and of itself, but not including any underlying causes thereof unless separately excluded hereunder;

  •
  any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism;

  •
  public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated thereby (including any effect on a party's relationships with its customers or employees) or actions or omissions taken with the prior written consent of the other party hereto or expressly required by this Agreement; and

  •
  reasonable expenses incurred by either party in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement.

        The representations and warranties in the merger agreement do not survive after the effective time of the merger or the termination of the merger agreement.

Conduct of Business Pending Merger

        Until the effective time of the merger, and except as expressly permitted by the merger agreement, or as consented to by FVCB, Colombo agreed not to:

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  except as in the ordinary course of business consistent with past practice, enter into or assume any material contract, make any material commitment, incur any material liabilities or material obligations;

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  engage in any transaction not in the ordinary course of business, consistent with past practice;

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  grant any increase in compensation to its employees or officers or directors, or pay any bonus, other than bonuses not in excess of an aggregate of $40,000 pursuant to existing incentive plans;

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  declare, set aside or pay any dividend or other distribution on any class of its capital stock;

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  redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock;

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  merge into any other corporation or bank or permit any other corporation or bank to merge into it, or consolidate with any other corporation or bank;

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  liquidate, sell or dispose of any assets or acquire any assets, otherwise than in the ordinary course of its business consistent with past practice;

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  open, close or relocate any office, branch or banking facility, or acquire, establish or divest any banking or nonbanking facility, or file an application with any federal or other regulatory agency with respect to any of the foregoing;

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  establish, organize, form, incorporate or acquire any subsidiary, or purchase or acquire shares of capital stock or other ownership interest in any entity, other than as a result of the default of a debt previously contracted;

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  issue any shares of its capital stock, or issue or grant, or extend or modify the terms of any option, warrant, or other right to acquire Colombo common stock;

  •
  issue any new or replacement certificate for any shares of Colombo common stock purported to have been lost stolen or destroyed, except upon receipt of an affidavit of loss and an indemnity bond;

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  amend its articles of incorporation or bylaws, or similar documents;

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  effect any capital reclassification, stock dividend, stock split, consolidation of shares or similar change in capitalization;

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  take, cause or permit the occurrence of any change or event which would render any of its representations and warranties contained herein untrue in any material respect;

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  cancel without payment in full, or modify in any material respect any contract relating to, any loan or other obligation receivable from any 5% stockholder, director or officer of Colombo, or any member of the immediate family of the foregoing, or any related interest of any of the foregoing;

  •
  knowingly take any action which would: (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect the status of the transactions contemplated hereby as a reorganization for purposes of Section 368(a)of the Code; or (iii) adversely affect the ability to perform the covenants and agreements under the Agreement;

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  enter into any new line of business, or change material banking or operating policies and procedures in any material manner;

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  adopt, enter into or amend any employment, consulting, change in control, severance or other compensatory agreement, arrangement or policy with or with respect to any officer, employee or director;

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  make or renew any loan or other extension of credit, to be held in portfolio, other than in accordance with the loan policy and underwriting standards of Colombo in effect on the date hereof;

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  make any new loan or other extension of credit, to be held in portfolio, which as of the date made should be classified or criticized, or increase the amount of credit available to any person or entity that has an existing loan with Colombo that is classified or criticized;

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  make any loan or other extension of credit which would require approval under Regulation O, other than renewals of loans on the books as of the date hereof;

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  originate or make any mortgage loan for the purposes of sale in the secondary market;

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  sell any mortgage loan originated for the purposes of sale in the secondary market other than on a servicing released basis;

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  make any new loan or other extension of credit to any marijuana related business;

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  accept or renew any brokered deposits;

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  accept or renew any time deposits or certificates of deposit at a rate in excess of the highest rate reported by the Rate Watch survey for comparable products in the markets in which Colombo operates;

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  acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) certain debt securities, or restructure or materially change its investment securities portfolio;

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  make any capital expenditures individually in excess of $10,000, or in the aggregate in excess of $50,000;

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  make any material change in any accounting methods or systems of internal accounting controls;

  •
  foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental inspection of the property and confirming that such Phase I does not indicate the presence of any environmental hazards;

  •
  settle any material litigation;

  •
  sell or otherwise dispose of any OREO property, without prior consultation with FVCbank;

  •
  grant any waiver of the time to assess any tax or waiver of the statutory period of limitation with respect to any tax except where necessary to avoid the assessment of any tax it disputes in good faith; or

  •
  grant any person a power of attorney or authorization to represent it in connection with any taxes.

        Until the effective time of the merger, and except as expressly permitted by the merger agreement, or as consented to by FVCB, Colombo agreed to:

  •
  use its best efforts to (i) preserve its business organization intact in all material respects; (ii) maintain good relationships with its employees; (iii) conduct its business in the ordinary course, consistent with past practice; and (iv) preserve for itself the goodwill of its customer and other business relationships;

  •
  maintain all of the structures, equipment, and other real and personal property of Colombo in good repair, order and condition, ordinary wear and tear and unavoidable casualty excepted;

  •
  use all reasonable efforts to preserve or collect all material claims or causes of action of Colombo, to enforce all loan agreements;

  •
  keep in full force and effect all insurance coverage maintained by Colombo;

  •
  perform in all material respects all obligations under all material contracts and leases of real property;

  •
  comply in all material respects with all statutes, laws, regulations, rules, ordinances, orders, decrees, consent agreements, and regulatory directives applicable to Colombo and the conduct of its business;

  •
  at all times maintain the allowance for loan losses in accordance with GAAP and regulatory requirements;

  •
  at all times promptly take and recognize appropriate charge-offs and establish reserves for any additional contingencies as required in accordance with GAAP and regulatory requirements;

  •
  promptly following receipt, and prior to taking any action in respect thereof, advise FVCB and FVCbank of any request to repurchase or reacquire any loan sold by Colombo, or to make or undertake to make any payment or reimbursement in respect of any such sold loan;

  •
  take all necessary action to terminate, before the merger, the Colombo Colombo's 401(k) Plan;

  •
  cooperate fully with FVCbank to make Colombo employees available for reasonable periods of time and at reasonable times during normal business hours for training prior to Closing;

  •
  make appropriate staff of Colombo available to assist in the systems and operations conversion;

  •
  not later than immediately prior to Closing, and subject to receipt of all required regulatory approvals and the satisfaction or waiver of all conditions to Closing, effect such sales of investment securities as FVCB or FVCbank may reasonably request;

  •
  subject to 45 days advance notice by FVCB or FVCbank of the date which FVCB or FVCbank reasonably expects to be the closing date of the merger, Colombo (i) shall not after the date of such notice originate, commit to originate, commit to sell, or make or commit to make any residential mortgage loan for secondary market sale, (ii) shall give such notices as may be required to terminate, effective not later than three days prior to the closing of the merger, all investor, correspondent or other agreements pursuant to which Colombo has sold, or sells residential mortgage loans in the secondary market, and (iii) shall use its best efforts to complete delivery of all loans committed to be sold thereunder, servicing released, not later than three days prior to the Closing; and

  •
  immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than FVCB and FVCbank) conducted heretofore with respect to an acquisition proposal, and request in writing all persons other than FVCB and FVCbank who have been furnished confidential information regarding Colombo in connection with the solicitation of or discussions regarding an acquisition proposal within the twelve (12) months prior to the date hereof promptly to return or destroy such information.

        Until the effective time of the merger, and except as expressly permitted by the merger agreement, or as consented to by Colombo, FVCB and FVCbank each agreed to:

  •
  use its best efforts to (i) preserve its business organization intact in all material respects; (ii) maintain good relationships with its employees; (iii) conduct its business in the ordinary course, consistent with past practice; and (iv) preserve for itself the goodwill of its customer and other business relationships;

  •
  not knowingly take any action which would (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; or (ii) adversely affect the status of the transactions contemplated hereby as a reorganization for purposes of Section 368(a) of the Code; or (iii) adversely affect the ability to perform the covenants and agreements under the Agreement;

  •
  not (i) amend, repeal or modify any provision of its articles of incorporation or bylaws in a manner which would adversely affect Colombo, Colombo shareholders or the transactions contemplated by the merger agreement; or (ii) make or pay any extraordinary one-time dividend or distribution on shares of FVCB Common Stock, other than any distribution or dividend payable in shares of FVCB Common Stock which would result in the adjustment of the conversion ratio for the merger consideration;

  •
  comply in all material respects with all statutes, laws, regulations, rules, ordinances, orders, decrees, consent agreements, examination reports and other federal, state and local governmental or regulatory directives applicable to FVCbank and the conduct of its business; and

  •
  at all times maintain the allowance for loan losses at levels which is adequate to absorb reasonably anticipated losses in the loan portfolio, in accordance with GAAP and regulatory requirements, after taking charge-offs required in accordance with GAAP and regulatory requirements.

Indemnification and Insurance

        From the closing date of the merger, and through the six year anniversary of such date, FVCbank shall indemnify and hold harmless the current and former officers, employees, directors and agents of Colombo against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of any act or omission or other matters existing or occurring at or prior to the effective time of the merger, to the fullest extent which such indemnified parties would be entitled under the Colombo articles of incorporation and bylaws as in effect on the date of the merger agreement.

        For six years following the effective time of the merger, FVCB shall maintained in force officers' and directors' liability insurance (either through the purchase by Colombo of tail coverage of Colombo's existing officers' and directors' liability insurance policy, under FVCbank's existing policy, or another policy) in respect of acts or omissions occurring prior to the effective time of the merger covering each such indemnified persons covered by Colombo's officers' and directors' liability insurance policy as of the date of the merger, provided that FVCB and FVCbank shall not be obligated to pay premiums for the tail or other policy covering the full six year period in excess of, and Colombo shall not pay a premium in excess of, 200% of the amount paid by Colombo in their last full fiscal year for one year's coverage. If FVCB is unable to maintain, or Colombo is unable to obtain, such policy (or substitute policy), FVCB or Colombo shall obtain as much comparable insurance as is available for a period of six years following the effective time of the merger.

No Solicitations of Other Transactions

        Colombo has also agreed not to solicit, encourage, or authorize any person to solicit from, with, any third party, or facilitate inquiries or the making of proposals relating to any acquisition proposal; or except as permitted in respect of an unsolicited acquisition proposal, engage in communications with or provide any such third party with information or assistance or negotiate or conduct any discussions with any such third party to facilitate such inquiries or to obtain an acquisition proposal.

        An "acquisition proposal" means any inquiry, offer or proposal, other than the merger agreement, received by Colombo from any person or entity other than FVCB, FVCbank or an affiliate of FVCB regarding: (i) any merger, consolidation, reorganization, business combination, share purchase or exchange, purchase and assumption, recapitalization or similar transaction involving Colombo; or (ii) any sale, lease, transfer, pledge, encumbrance or other disposition, directly or indirectly, of all, or any substantial portion of, the assets of Colombo.

        An "unsolicited acquisition proposal" means any acquisition proposal received without violation of the provisions of the merger agreement. Any acquisition proposal received by Colombo from any person or entity previously contacted by Colombo (or by any person or entity acting or purporting to act on behalf of Colombo, including but not limited to representatives of RP Financial) prior to the date of the merger agreement, but not contacted after the date hereof in violation of the merger agreement is deemed an unsolicited acquisition proposal.

        In the event that Colombo receives, prior to the closing of the merger, an unsolicited acquisition proposal which, in the good faith determination of the board of directors of Colombo, the fiduciary duty of the directors under Maryland law requires that the board of directors consider, negotiate or communicate, or provide information with respect thereto, because such unsolicited acquisition proposal is, or would reasonably be expected to be, more favorable from a financial point of view to the shareholders of Colombo than the merger, which such determination shall be made after receiving the advice of counsel to Colombo regarding the requirements of the fiduciary duty of the directors under Maryland law and the advice of Colombo's financial advisor that the unsolicited acquisition proposal is, or would reasonably be expected to be, more favorable to Colombo's shareholders from a financial point of view than the merger, then Colombo shall be entitled to engage in such communications, negotiations and take such other actions as are required to comply with its fiduciary duties.

        In the event that the board of directors of Colombo:

  •
  approves entering into an agreement for any unsolicited acquisition proposal, or Colombo consummates any such unsolicited acquisition proposal, then the merger agreement shall terminate as of the date of such approval or consummation, and Colombo will be required to provide a termination payment of $1.6 million;

  •
  while any unrejected unsolicited acquisition Proposal exists: (i) recommends any unsolicited acquisition proposal to the shareholders of Colombo; (ii) fails to recommend the merger to the shareholders of Colombo in accordance with the merger agreement; (iii) withdraws or adversely modifies its recommendation of the merger to shareholders of Colombo; or (iv) subsequent to the "communications end date," which is the earlier of 45 days after the date on which Colombo provided notice of such unsolicited acquisition proposal to FVCB, and February 27, 2019, fails upon request of FVCB or FVCbank to reconfirm its recommendation of the merger to shareholders of Colombo, then in any such event the merger agreement shall terminate as of the date such event occurs, and Colombo will be required to provide a termination payment of $1.6 million.

  •
  makes the determination that the unsolicited acquisition proposal requires that the board of directors consider, negotiate or communicate, or provide information with respect thereto because such unsolicited acquisition proposal is, or would reasonably be expected to be, more favorable from a financial point of view to the shareholders of Colombo than the merger, FVCB and FVCbank may terminate the merger agreement and Colombo will be required to provide a termination payment of $1.6 million, if the following conditions are met:

  •
  Colombo engages in communications with respect to any unsolicited acquisition proposal;

  •
  the communications extend until the communications end date; and

  •
  Colombo has not rejected the unsolicited acquisition proposal and advised FVCB and FVCbank orally and in writing of such rejection, by noon on the communications end date.

Colombo shall promptly, and in any event no more than 24 hours after receipt and prior to engaging in communications with the party making the unsolicited acquisition proposal, advise FVCB and FVCbank of, and communicate to FVCB and FVCbank the terms of, and provide FVCB and FVCbank with a copy of, any such acquisition proposal or inquiry with respect to an acquisition proposal, or of which Colombo or its executive officers, directors, employees, agents or representatives has actual knowledge.

Additional Covenants

        In addition to the covenants set forth above, Colombo has agreed that it will, among other things:

  •
  afford to FVCB, FVCbank and their representatives reasonable access during normal business hours of Colombo, during the period prior to the effective time of the merger, to all of its properties, books, contracts, commitments and records and, during such a period, shall furnish promptly to FVCB and FVCbank copies of certain types of information and such other information concerning its business, assets, properties and personnel as FVCB or FVCbank may reasonably request;

  •
  cooperate with FVCB and FVCbank in the preparation and filing of the registration statement of which this proxy statement/prospectus is a part; and

  •
  promptly give written notice to FVCB and FVCbank of any impending or threatened occurrence of any event or the failure of any event to occur which might cause or constitute a breach of any of the representations, warranties or covenants made by Colombo in the merger agreement, any other changes or inaccuracies in any data previously given or made available to FVCB and FVCbank, or which might threaten consummation of the transaction contemplated hereby; and

  •
  prior to the effective time of the merger, Colombo shall terminate the Colombo 401(k) plan.

        In addition to the covenants set forth above, FVCB and/or FVCbank has agreed that it will, among other things:

  •
  promptly as practicable prepare and file with the SEC the registration statement of which this proxy statement/prospectus is a part;

  •
  promptly as practicable after the furnishing by Colombo of all information regarding them required to be reflected therein, but in no event more than fifty (50) days from the date of the merger agreement, FVCB and FVCbank shall file the applications and notices with the regulatory agencies having authority over the merger and the transactions contemplated hereby;

  •
  promptly give written notice to Colombo of any impending or threatened occurrence of any event or the failure of any event to occur which might cause or constitute a breach of any of the representations, warranties or covenants made by FVCB or FVCbank in the merger agreement, any other changes or inaccuracies in any data previously given or made available to FVCB and FVCbank, or which might threaten consummation of the transaction contemplated hereby; and

  •
  pay each Colombo employee (excluding any employee subject to an employment agreement, change in control agreement, severance agreement or other agreement which provides for payments following involuntary termination without cause or termination for "good reason") who is involuntarily terminated without cause within 180 days following the effective time of the merger subject to certain conditions, a severance payment of two weeks of pay for every full year of service to Colombo, with a minimum of four weeks pay and a maximum of twenty six weeks (or thirty four weeks in the case of four Colombo employees); and

  •
  allow all former employees of Colombo who continue as employees of FVCbank, or continuing employees, to participate in FVCbank's employee benefit plans on the same basis as similarly situated FVCbank employees, and to receive credit for prior years of service in determining eligibility to participate in and vesting of benefits and entitlement of benefits under each of FVCbank's employee benefit plans, subject to certain exclusions;

  •
  use its reasonable efforts to cause medical, dental or health plans of FVCbank, to (i) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to continuing employees to the extent such continuing employees have satisfied any similar limitation or requirement under an analogous plan of Colombo's, and (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the continuing employees and their dependents under the medical, dental or health plans of Colombo during the portion of the plan year prior to participation in the corresponding health plan of FVCbank; and

  •
  following termination of the Colombo 401(k) plan, cause the account balances in the Colombo 401(k) plan to be either distributed to the participants in the Colombo 401(k) plan and/or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct, and take all other actions necessary and proper in order to implement the termination of the Colombo 401(k) plan and related trust.

        Further, each of Colombo, FVCB and FVCbank agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the merger agreement.

Conditions to Merger

        The obligations of each of FVCB, FVCbank and Colombo to complete the merger are subject to the fulfillment or waiver at or prior to the effective time of the merger of various conditions, including:

  •
  approval of the merger and the merger agreement by the requisite vote of the stockholders of Colombo;

  •
  the receipt of regulatory approval of the merger of Colombo with and into FVCbank from the Federal Reserve, the VSCC, SDAT and any other federal or state regulatory agencies whose approval is required for completion of the transactions contemplated by the merger agreement;

  •
  the registration statement of which this proxy statement/prospectus is a part shall have been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn;

  •
  FVCB and FVCbank shall have received all necessary registrations, qualifications or approvals under the securities laws of any state in which holders of Colombo common stock shall reside, or there shall be available appropriate exemptions from such registration, qualification or approval;

  •
  there is no injunction, restraining order, stop order or other order or action of any federal or state court or agency in the United States which prohibits, restricts or makes illegal the consummation of the transactions contemplated under the merger in effect, and no action, suit or other proceeding seeking the shall have been instituted or threatened, and no statute, rule or regulation shall have been enacted, issued or promulgated, by any state or federal government or government agency, which prohibits, restricts or makes illegal the consummation of the transactions contemplated under the merger;

  •
  at the effective time of the merger, there is no pending or to the knowledge of Colombo, FVCB or FVCbank, threatened against Colombo, FVCB or FVCbank or the officers, directors or employees thereof in their capacity as such, any suit, action or proceeding which, if successful, would, in the reasonable judgment of FVCB and FVCbank, have a material adverse effect on the financial condition, operations, business or prospects of Colombo or FVCbank; and

  •
  FVCB has received at least $10.0 million in gross proceeds from the sale of shares of FVCB common stock, or in its discretion borrowing transactions or the sale of FVCB preferred stock pursuant to any registration statement, prospectus, private placement memorandum or other offering document or materials.

        The obligation of Colombo to complete the merger is subject to the fulfillment or waiver at or prior to the effective time of the merger of additional conditions, including:

  •
  the representations and warranties made by FVCB and FVCbank in the merger agreement being true and correct to the extent, and as of the dates, specified in the merger agreement;

  •
  the performance by FVCB and FVCbank, in all material respects, of its obligations under the merger agreement;

  •
  the receipt of an officer's certificate from FVCB with respect to the foregoing conditions;

  •
  FVCB and FVCbank has obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required to be obtained by it for the lawful consummation of the merger;

  •
  the absence, since the date of the merger agreement, of any material adverse effect on the business, operation, assets, liabilities, financial condition, or results of operations of FVCB or FVCbank;

  •
  the receipt by Colombo of the opinion of Silver, Freedman, Taff & Tiernan LLP with respect to certain federal income tax consequences of the merger;

  •
  the delivery of the merger consideration to be paid to the holders of Colombo common stock by FVCB to the exchange agent, or the authorization of the exchange agent to issue the merger consideration to such holder, as specified in the merger agreement;

  •
  the shares of FVCB common stock to be issued in connection with the merger shall have been approved for listing on Nasdaq; and

  •
  the taking of all necessary actions, and receipt of all necessary approvals, to appoint Mr. Bender to the board of directors of FVCB and FVCbank.

        The obligation of FVCB and FVCbank to complete the merger is subject to the fulfillment or waiver at or prior to the effective time of the merger of additional conditions, including:

  •
  the representations and warranties made by Colombo in the merger agreement being true and correct to the extent, and as of the dates, specified in the merger agreement;

  •
  the performance by Colombo, in all material respects, of its obligations under the merger agreement;

  •
  the receipt of an officer's certificate from Colombo with respect to the foregoing conditions;

  •
  Colombo has obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required to be obtained by it for the lawful consummation of the merger;

  •
  the absence, since the date of the merger agreement, of any material adverse effect on the business, operation, assets, liabilities, financial condition, or results of operations of Colombo;

  •
  the receipt of regulatory approval of the merger from the Federal Reserve, the Virginia State Corporation Commission, the Maryland State Department of Assessments and Taxation and any other federal or state regulatory agencies whose approval is required for completion of the transactions contemplated by the merger agreement; without the imposition of any condition or conditions that, in the good faith reasonable judgment of FVCbank, would have a material adverse effect on the value of the Merger to FVCB and FVCbank (excluding conditions that are ordinarily imposed in connection with transactions of the type contemplated by this Agreement), and all notice and waiting periods after the granting of any such approval shall have expired;

  •
  the execution by each of the directors of Colombo of the support agreements concurrently with the execution of the merger agreement;

  •
  the receipt by FVCB and FVCbank of the opinion of Miles & Stockbridge P.C. with respect to certain federal income tax consequences of the merger;

  •
  the payment in full by Colombo of the fees due and owing to RP Financial in connection with the merger;

  •
  the receipt of all third party consents under any material agreement, contract, note, license, permit or other document by which Colombo is bound or to which any of its properties is subject required for the consummation of the transactions contemplated by the merger agreement, except such consents which, individually or in the aggregate do not result in a material adverse effect;

  •
  except as otherwise set forth in the merger agreement, Colombo shall not have been required to, or have agreed to buy back or repurchase any loan sold by Colombo, or to make or undertake to make any payment or reimbursement in respect of any such sold loan (any buyback or repurchase or other payment in respect of any such sold loans having an aggregate principal balance of not more than $1,500,000, shall not cause this condition to not be satisfied);

  •
  holders of not more than 2.0% of the outstanding Colombo common stock shall have validly exercised and perfected their rights to appraisal; and

  •
  the shares of FVCB common stock to be issued in connection with the merger shall have been approved for listing on Nasdaq.

Amendment; Waiver

        Any of the terms and conditions of the merger agreement may be amended by the parties in writing, at any time before or after approval of the merger agreement by the Colombo stockholders, except that no amendment shall reduce the value of or change the form of the merger consideration to be delivered to each of Colombo's stockholders, unless such amendment is subject to the obtaining of the approval of the amendment by the stockholders of Colombo and such approval is obtained. The parties, by action in writing, taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or conditions contained in the merger agreement, at any time.

Termination

        The merger agreement may be terminated on or at any time prior to the closing date of the merger:

  •
  by the mutual written consent of the parties to the merger agreement;

  •
  by FVCB or Colombo if the merger has not occurred on or before February 28, 2019, unless (i) the failure of the merger to occur is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements required by the merger agreement, (ii) such date is extended by the parties, or (iii) in the case of Colombo, if it enters into communication with respect to an acquisition proposal;

  •
  by Colombo if FVCB or FVCbank has, or by FVCB if Colombo has, materially breached any representation, warranty, covenant or agreement contained herein if such breach has not been, or cannot be, cured within 30 days of delivery of written notice of breach, provided that

    Colombo shall not be afforded a cure period if it breaches its restrictions on soliciting acquisition proposals;

  •
  by Colombo or FVCbank if any governmental or regulatory approval required for consummation of the merger and the transactions contemplated by the merger agreement is denied by final, non-appealable order, or any such denial is not appealed within the time available for such appeal;

  •
  by Colombo or FVCB in the event that any of the conditions precedent to the obligation of such party to consummate the merger cannot be satisfied or fulfilled by the applicable date, provided that the terminating party(ies) may not be in material breach of a representation, warranty or covenant of the merger agreement;

  •
  by Colombo or FVCB, in the event that the merger and the merger agreement are not approved by the requisite vote of Colombo stockholders;

  •
  by Colombo or FVCB, in accordance with the provisions of the merger agreement regarding unsolicited acquisition proposals; or

  •
  by FVCB or Colombo if FVCB cannot obtain gross process of at least $10.0 million from the sale of shares of FVCB common stock, or in its discretion borrowing transactions or the sale of FVCB preferred stock pursuant to any registration statement, prospectus, private placement memorandum or other offering document or materials. This condition has been satisfied through an underwritten public offering of 1.75 million shares of its common stock at a price of $20.00 per share, without giving effect to the underwriters' option to purchase up to and additional 262,500 shares of common stock to cover overallotments.

Expenses

        Except as described below, each party will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial consultants, accountants and counsel.

Termination Fee

        In the event Colombo terminates the merger agreement because FVCB cannot raise at least $10.0 million in gross proceeds from a capital raise, FVCB will pay Colombo a termination fee of $600 thousand.

        Colombo will pay a termination fee of $1.6 million to FVCB in the event the merger agreement is terminated:

  •
  by FVCB or Colombo in accordance with a termination rights set forth in the merger agreement for unsolicited acquisition proposals;

  •
  by FVCB or Colombo if the merger agreement is not approved by the requisite vote of Colombo stockholders and (i) Colombo violated the restrictions on soliciting or engaging in acquisition proposals, or (ii) Colombo received an unsolicited acquisition proposals which has been disclosed to the stockholders of Colombo;

  •
  by FVCB if the merger is not completed by February 28, 2019 (or any later date to which such date may be extend by the mutual agreement of the parties) and (i) Colombo receives an unsolicited acquisition proposal which is not rejected within three business days of receipt, or (ii) Colombo violated the restrictions on soliciting or engaging in acquisition proposals; or

  •
  by FVCB if Colombo materially breaches any representation, warranty, covenant or agreement contained herein if such breach has not been, or cannot be, cured within 30 days of delivery of written notice of breach, and (i) such breach is willful, or (ii) Colombo violated the restrictions on soliciting or engaging in acquisition proposals or prior to such breach Colombo received an unsolicited acquisition proposal

Management After the Merger

        From and after the effective time of the merger, the directors of FVCB and FVCbank prior to the merger, subject to any required regulatory approvals, with Morton A. Bender, shall serve as the directors of FVCB and FVCbank, respectively, until their successors are duly appointed or elected. From and after the effective time, the officers of FVCbank prior to the merger shall serve as the officers of FVCbank until their successors are duly appointed or elected. Subject to Mr. Bender's continued compliance with legal and regulatory requirements, FVCB agrees that in connection with the first annual meeting of shareholders of FVCB, or special meeting of shareholders of FVCB in lieu of an annual meeting, at which directors are to be elected, to be held after the effective time of the merger, it shall, nominate Mr. Bender for reelection to the board of directors and shall recommend to the shareholders of FVCB that they vote for his election as director of FVCB. In connection with the first annual meeting of shareholders of FVCbank, special meeting of shareholders of FVCbank in lieu of an annual meeting at which directors are to be elected, or other presentation of nominees for election of directors in lieu of an annual meeting, to be held after the effective time of the merger, it shall nominate Mr. Bender for reelection to the board of directors of FVCbank, and FVCB agrees that it shall, in its capacity as sole shareholder of FVCbank, vote for the reelection of Mr. Bender as a director of FVCbank.

Interests of Directors and Executive Officers in the Merger

        When considering the recommendation of the Colombo board of directors recommendations in connection with the merger agreement proposal, you should be aware that some of Colombo's executive officers and directors have interests that are in addition to, or different from, the interests of Colombo's stockholders generally, which are described below. The Colombo board of directors was aware of these factors and considered them, among other matters in approving the merger agreement and the transactions contemplated by the merger agreement. Except as described below, to the knowledge of Colombo, the officers and directors of Colombo do not have any material interest in the merger apart from their interests as stockholders of Colombo.

Share Ownership

        As of September 7, 2018, the record date for the special meeting of Colombo stockholders, the directors and executive officers of Colombo may be deemed to be the beneficial owners of 338,362,208 shares, representing 98.29% of the outstanding shares of Colombo common stock.

Merger-Related Executive Compensation for Colombo's Executive Officers

        This section sets forth the information regarding compensation for each executive officer of Colombo that is based on or otherwise relates to the merger.

  Change in Control Agreements with Certain Colombo Executive Officers

        Colombo currently has change in control agreements, dated as of April 26, 2017, with each of the officers set forth in the table below. Each change in control agreement contains provisions providing for potential payments following a change in control of Colombo. Under these agreements, if concurrently with, or within 24 months following a change in control of Colombo, the officer's employment is terminated other than for cause, disability, death or certain suspensions or legal prohibitions on employment, or the officer resigns following certain involuntary changes in the officer's terms of employment, compensation, workplace, position or responsibilities, the officer will be entitled to a payment in the amount equal to two times his then current base salary, together with certain benefits or the cash equivalent thereof, payable in installments over a two year period. Under these agreements, termination for "cause" means termination because of personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, willful conduct that is materially detrimental (monetarily or otherwise) to the employer or material breach of any provision of the agreement. As a result of the merger, it is expected that Mr. Muccioli, Mr. Shroads and Mr. White will become entitled to receive their respective change in control payments. Payments under the change in control agreements are subject to reduction to avoid characterization of the payment as an excess parachute payment within the meaning of Section 280 of the Code.

Executive	Base Salary	Multiplier	Benefits Value(1)	Total
Gerald A. Muccioli	$185,400	2.0x	$69,323	$440,123
Chief Lending Officer
John P. Shroads	$180,250	2.0x	$35,579	$396,079
Chief Credit Officer
Matthew D. White	$164,800	2.0x	$14,688	$344,288
Executive Vice President and Chief Financial Officer

(1)
Represents the estimated lump sum cash value of group health benefits, group insurance benefits and group retirement benefits to which the officer is currently entitled, for a 24 month period, based on current cost and increased 10% annually.

  New Employment Agreement

        FVCbank and Gilbert F. Kennedy, III, Colombo's President and Chief Executive Officer, entered into an employment agreement that will be effective as of the effective time of the merger. Mr. Kennedy will serve as the Executive Vice President- Market President D.C./Maryland of FVCbank. The employment agreement is for a period of one year with an automatic renewal period of one additional year, unless (i) FVCbank or Mr. Kennedy provide timely notice of intent to not renew, or (ii) the employment agreement is terminated. FVCbank may terminate the employment agreement with or without cause. Mr. Kennedy may terminate the employment agreement at any time. In the event FVCbank terminates the employment agreement without cause, Mr. Kennedy will be entitled to payment of his base salary for the remainder of the then current term.

        Mr. Kennedy shall receive a base salary of $250,000, a lump sum payment of $608,380.86, payable on the fifth business day after the effective time of the merger, and a discretionary bonus. Mr. Kennedy is entitled to receive an award of 2,000 restricted stock units under FVCbank's Amended and Restated 2008 Stock Plan, subject to vesting over a four year period. Additionally, Mr. Kennedy is entitled to receive no less than thirty vacation days, a monthly car allowance of $1,100, health, dental, vision, disability and other insurance on the same basis as other executive officers of FVCbank, and to participate in any and all qualified pension or other retirement plans of FVCbank.

        Mr. Kennedy's employment agreement prohibits Mr. Kennedy from providing any advice, assistance or services to any competitive business or to any person that is attempting to form or acquire a competitive business in either case located within any county or city within the Washington-Arlington-Alexandria, DC-VA-MD-WV Metropolitan Statistical Area as defined by the U.S. Office of

Management and Budget, or Washington MSA, during the applicable "restriction period," which is as follows:

  •
  one year following the date of termination if Mr. Kennedy terminates employment agreement on or before the one year anniversary of the effective date of the merger;

  •
  six months following the date of termination if Mr. Kennedy terminates the employment agreement after the one year anniversary of the effective date of the merger; and

  •
  the later of six months following the date of termination or the last day of the then current term of the employment agreement if FVCbank terminates the employment agreement.

        Mr. Kennedy's employment agreement also contains non-interference restrictions, pursuant to which he agreed, during the restriction period, not to:

  •
  induce or attempt to induce any customer, supplier, officer, director, employee, contractor, consultant, agent or representative of, or any other person that has a business relationship with FVCbank or its affiliates, to discontinue, terminate or reduce the extent of its, his or her relationship;

  •
  solicit any customer of any of FVCbank or its affiliates for the purpose of providing any competitive products or services to such customer, subject to certain exceptions; or

  •
  solicit any person who is then an employee of any of FVCbank or its affiliates to commence employment with, become a consultant or independent contractor to or otherwise provide services for the benefit of any other competitive business.

        Mr. Kennedy's new employment agreement supersedes and replaces his existing employment agreement with Colombo as of the effective time of the merger. As a result of his acceptance of employment with FVCbank and termination of his existing agreement, Mr. Kennedy will not be entitled to receive the change in control payment of 2.99 times his average five year compensation under his existing employment agreement.

  Temporary Employment Agreements

        Mr. White entered into an acknowledgement agreement with FVCbank pursuant to which he will continue in FVCbank's employ as Senior Vice President of Finance of FVCbank for a period of up to three months, after which he will be entitled to receive his change in control payment under his change in control agreement with Colombo. During the period of his employment, Mr. White will maintain his base salary of $164,800.

Board Service

        Upon effectiveness of the merger, Morton A. Bender, Chairman of the board of directors of Colombo, will become a member of the board of directors of FVCB and FVCbank. Mr. Bender will be entitled to compensation for service in such capacities in the same manner as other non-employee directors of FVCB and FVCbank.

Support Agreements

        As a condition to the obligation of FVCB and FVCbank to complete the merger, each of the directors of Colombo has entered into an agreement with respect to the voting of shares of Colombo common stock that they have or share voting power, which is referred to as the support agreement. Pursuant to the support agreement, the directors of Colombo have agreed, in their capacities as stockholders, that they will vote an aggregate of 338,362,658 shares of Colombo common stock over which they have or share the power to vote or direct the voting, or 98.29% of the total number of shares of Colombo common stock outstanding, in favor of the merger agreement and the transactions contemplated by the merger agreement.

        Under the support agreement, the directors also agreed not to, without the prior written consent of FVCB, (i) tender or permit the tender into any tender or exchange offer, or sell, transfer, hypothecate, grant a security interest in, or otherwise dispose of or encumber any of his or her shares of Colombo common stock subject to the support agreement, or any options to acquire Colombo common stock, and (ii) purchase or sell on OTCQX or Nasdaq or submit a bid to purchase or an offer to sell on Nasdaq any shares of FVCB common stock during the price determination period. The directors also agreed that they will not, and they will not authorize, direct, induce or encourage any other persons to solicit any acquisition proposal in violation of Colombo's covenant not to solicit such proposals.

Accounting Treatment

        FVCbank will account for the merger as an acquisition, as that term is used under GAAP, for accounting and financial reporting purposes. Under acquisition accounting, the assets and liabilities of Colombo as of the effective time of the merger will be recorded at their respective fair values and combined with those of FVCbank. The amount by which the purchase price paid by FVCB exceeds the fair value of the net tangible and identifiable intangible assets acquired by FVCbank through the merger will be recorded as goodwill. Financial statements of FVCB issued after the effective time of the merger will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Colombo.

Material U.S. Federal Income Tax Consequences of the Merger

        In connection with the filing with the SEC of the registration statement on Form S-4 of which this proxy statement/information statement/prospectus is a part, Miles & Stockbridge, P.C., tax counsel to FVCB, has rendered its tax opinion to FVCB, and Silver, Freedman, Taff & Tiernan LLP, tax counsel to Colombo, has rendered its tax opinion to Colombo, addressing the U.S. federal income tax consequences of the merger as described below. The discussion below of the material U.S. federal income tax consequences of the merger serves, insofar as such discussion constitutes statements of United States federal income tax law or legal conclusions, as the opinion of each of Miles & Stockbridge, P.C. and Silver, Freedman, Taff & Tiernan LLP as to the material U.S. federal income tax consequences of the merger to the U.S. holders of Colombo common stock. In rendering their respective tax opinions, each counsel relied upon representations and covenants, including those contained in certificates of officers of FVCB and Colombo, reasonably satisfactory in form and substance to each such counsel. If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Copies of the tax opinions are attached as Exhibits 8.1 and 8.2 to the registration statement on Form S-4.

        Completion of the merger is conditioned on, among other things, the receipt at closing by FVCB and Colombo of updated tax opinions from Miles & Stockbridge P.C. and Silver Freedman, Taff & Tiernan LLP, respectively, that, for U.S. federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by Colombo and FVCB, including those contained in representation letters of officers of Colombo and FVCB. If any of those representations, covenants or assumptions is inaccurate or is not complied with, these opinions may not be relied upon, and the U.S. federal income tax consequences of the merger could differ from those discussed here and in the tax opinion. In addition, the tax opinions will not be binding on the Internal Revenue Service, and neither Colombo nor FVCB intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

        The following is a summary of the material U.S. federal income tax consequences of the merger. This discussion is based on the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed in this proxy statement/prospectus. The actual tax consequences of the merger to you will depend on your specific situation and on factors that are not within the control of Colombo, FVCbank or FVCB. You should consult with your own tax advisors as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

        This discussion addresses only those shareholders of Colombo who are U.S. holders and who hold their Colombo common stock as a capital asset within the meaning of Section 1221 of the Code. It does not address all of the U.S. federal income tax consequences that may be relevant to particular shareholders of Colombo in light of their individual circumstances or to shareholders of Colombo who are subject to special rules, such as: financial institutions; investors in pass-through entities; regulated investment companies; real estate investment trusts; insurance companies; tax-exempt organizations; mutual funds; retirement plans, individual retirement accounts or other tax-deferred accounts; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting; shareholders that hold Colombo common stock as part of a straddle, hedge, constructive sale or conversion transaction; U.S. expatriates or former citizens or residents of the United States; U.S. holders persons that have a functional currency other than the U.S. dollar; persons who are not U.S. holders; shareholders who acquired their shares of Colombo common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan; persons liable for the alternative minimum tax; and partnerships or other pass-through entities for U.S. federal income tax purposes; and shareholders that exercise dissenters' rights.

        If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, holds Colombo common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding Colombo common stock, you should consult your tax advisor.

        For purposes of this discussion, a "U.S. holder" is a beneficial owner of Colombo common stock who for U.S. federal income tax purposes is: an individual who is a citizen or resident of the United States; a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Colombia; a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) such trust for U.S. federal income tax purposes has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income taxation regardless of its source.

The Merger

        Based upon the foregoing, and subject to the limitations, assumptions and qualifications described herein, and based upon customary factual assumptions as well as representations and covenants of FVCB and Colombo, it is the opinion of each of Silver Freedman, Taff & Tiernan LLP and Miles & Stockbridge P.C. that the material U.S. federal income tax consequences of the merger applicable to

U.S. holders of Colombo common stock who exchange their shares of Colombo common stock in the merger, will be as follows:

  •
  the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

  •
  none of Colombo, FVCB or FVCbank will recognize gain or loss as a result of the merger;

  •
  gain (but not loss) will be recognized by U.S. holders of Colombo common stock who receive shares of FVCB common stock and cash in exchange for shares of Colombo common stock pursuant to the merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the FVCB common stock and cash received by a U.S. holder of Colombo common stock exceeds such stockholder's basis in its Colombo common stock, and (ii) the amount of cash received by such U.S. holder (except with respect to any cash received in lieu of fractional share interests in FVCB common stock, which will be taxed as discussed below under "Cash Received In Lieu of a Fractional Share of FVCB Common Stock");

  •
  gain or loss will be recognized by U.S. holders of Colombo common stock who receive only cash in exchange for their shares of Colombo common stock in an amount equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Colombo common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the shareholder's holding period with respect to the Colombo common stock surrendered is more than one year as of the date the merger is completed. The deductibility of capital loss is subject to limitations;

  •
  the aggregate basis of the FVCB common stock received in the merger generally will be the same as the aggregate basis of the Colombo common stock for which it is exchanged, decreased by the amount of cash received in the merger (excluding any cash received in lieu of a fractional share) and decreased by any basis attributable to fractional share interests in FVCB common stock for which cash is received, and increased by the amount of gain recognized on the exchange other than in respect of fractional shares (regardless of whether such gain is classified as capital gain or as ordinary dividend income, as discussed below under "Additional Considerations—Recharacterization of Gain as a Dividend"); and

  •
  the holding period for the shares of FVCB common stock received in exchange for shares of Colombo common stock in the merger by a U.S. holder of Colombo common stock (including fractional shares deemed received) will include the holding period of the shares of Colombo common stock exchanged therefor.

        If a U.S. holder of Colombo common stock acquired different blocks of Colombo common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Colombo common stock, and such U.S. holder's tax basis and holding period in its shares of FVCB common stock will be determined with reference to each block of Colombo common stock. If a U.S. holder determines that it has a loss with respect to any block of shares, such loss cannot be recognized as part of the merger and cannot be used to offset any gain realized on another block of shares. Any such holder should consult its own tax advisor regarding the manner in which gain or loss should be determined for each identifiable block of Colombo common stock surrendered in the merger and with respect to determining the tax bases or holding periods of the particular shares of FVCB common stock received in the merger.

Taxation as Capital Gain

        Except as described under "Additional Considerations—Recharacterization of Gain as a Dividend" below, gain that Colombo stockholders recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such stockholders have held (or are treated as having held) their Colombo common stock for more than one year as of the effective date of the merger. For Colombo stockholders that are non-corporate holders of Colombo common stock, long-term capital gain generally will be taxed at preferential rates.

Additional Considerations—Recharacterization of Gain as a Dividend

        In general, the determination of whether gain recognized by a U.S. holder of Colombo common stock who exchanges its shares of Colombo common stock for a combination of FVCB common stock and cash will be treated as capital gain or as a dividend distribution will depend on whether, and to what extent, the merger reduces the holder's deemed percentage ownership in FVCB. For purposes of this determination, each U.S. holder of Colombo common stock is treated as if it first exchanged all of its shares of Colombo common stock solely for FVCB common stock and then FVCB immediately redeemed a portion of the FVCB common stock in exchange for the cash the holder actually received. The gain recognized in this deemed redemption will be treated as capital gain and not as a dividend equivalent if the deemed redemption is (1) "substantially disproportionate" with respect to the holder, or (2) "not essentially equivalent to a dividend" (i.e., the deemed redemption results in a "meaningful reduction" in the Colombo shareholder's interest in FVCB common stock). The exchange will be substantially disproportionate with respect to the holder if the holder's percentage interest in FVCB common stock (including stock constructively owned by the holder) immediately after the merger is less than 80% of what the percentage interest would have been if, hypothetically, the holder had received solely FVCB common stock in exchange for all Colombo common stock owned or constructively owned by the holder before the merger. Whether an exchange would result in a meaningful reduction depends on the particular Colombo shareholder's facts and circumstances. The Internal Revenue Service has ruled that a shareholder in a publicly-held corporation whose stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs can be considered to have a "meaningful reduction" if that shareholder has a minor reduction in its percentage stock ownership in the deemed redemption. Accordingly, the gain recognized in the deemed exchange by such a shareholder would be treated as capital gain. In determining a Colombo shareholder's interest in FVCB common stock, the Colombo shareholder may be deemed to own any shares of FVCB common stock owned, or constructively owned, by certain persons related to such Colombo shareholder or that are subject to an option held by the Colombo shareholder or a related person.

        These rules are complex and dependent upon the specific factual circumstances particular to each Colombo shareholder. Consequently, each holder should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder. Colombo shareholders that are corporations should consult their tax advisors regarding their eligibility for a dividends received deduction and the treatment of the dividend as an "extraordinary dividend" under Section 1059 of the Code.

Cash Received in Lieu of a Fractional Share of FVCB Common Stock

        A U.S. holder of Colombo common stock that receives cash in lieu of a fractional share of FVCB common stock in the merger generally will be treated as if the fractional share of FVCB common stock had been distributed to them as part of the merger, and then redeemed by FVCB in exchange for the cash actually distributed in lieu of the fractional share, with the redemption generally qualifying as an "exchange" under Section 302 of the Code. Consequently, those holders generally will recognize capital gain or loss with respect to the cash payments they receive in lieu of fractional shares measured by the difference between the amount of cash received and the tax basis allocated to the fractional shares, and such gain or loss will be long-term capital gain or loss if, as of the effective date of the merger, the holding period of such shares is greater than one year. The deductibility of capital losses is subject to limitation under the Code.

Net Investment Income Tax

        A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of: (i) his or her "net investment income" for the relevant taxable year; or (ii) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual's U.S. federal income tax filing status). Estates and trusts are subject to similar rules. Net investment income generally would include any capital gain recognized in connection with the merger (including any gain treated as a dividend), as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders should consult their tax advisors as to the application of this additional tax to their circumstances.

Miscellaneous

        If a holder of Colombo common stock receives FVCB common stock in the merger and owned immediately before the merger (i) 1% or more, by vote or value, of the common stock of Colombo or (ii) securities of Colombo with a tax basis of $1 million or more, the holder will be required to file a statement with its U.S. federal income tax return for the year of the merger. The statement must set forth such holder's adjusted tax basis in, and the fair market value of, the shares of Colombo common stock it surrendered in the merger, the date of the merger, and the name and employer identification numbers of FVCB and Colombo, and such holder will be required to retain permanent records of these facts.

Backup Withholding and Information Reporting

        Any cash proceeds received by a holder of Colombo common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding. Backup withholding will not apply if the holder provides proof of an applicable exemption or furnishes its taxpayer identification number on an Internal Revenue Service Form W-9 (or substitute), and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. The backup withholding tax rate is currently 24%.

        This discussion of the material U.S. federal income tax consequences does not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of Colombo common stock. Further, it is not intended to be, and should not be construed as, tax advice. Holders of Colombo common stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Resales of FVCB Common Stock

        The shares of FVCB stock to be issued to stockholders of Colombo under the merger agreement have been registered under the Securities Act of 1933 and may be freely traded without restriction by holders who will not be affiliates of FVCB after the merger.

        Certain directors and executive officers of Colombo will be considered affiliates of FVCB after the merger. They may resell shares of FVCB common stock received in the merger only if the shares are registered for resale under the Securities Act or an exemption is available. They may resell under the safe harbor provisions of Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. Each person deemed to be an affiliate will enter into an agreement with FVCB providing that the person will not transfer any shares of FVCB stock received in the merger, except in compliance with the Securities Act. FVCB encourages any such person to obtain advice of securities counsel before reselling any FVCB stock.

Dissenters' Rights

        Dissenters' rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

        The following is a summary of the steps which must be taken by a Colombo stockholder to exercise his or her right to dissent from the merger. This summary is qualified in its entirety by reference to the sections of Maryland Financial Institutions Code. § 3-719 et seq., as amended, set forth in Annex C.

General

        Under the Maryland Financial Institutions Code, you may dissent from the merger and be paid the value of your shares, in cash, provided that you comply with the applicable provisions of Maryland law. If you are contemplating the exercise of your right to dissent, you should review the procedures set forth in Sections § 3-719 through § 3-721 of the Maryland Financial Institutions Code, which are attached as Annex C.

Required Vote and Written Notice of Dissent

        To be eligible to exercise your right to dissent, you must:

  •
  vote your shares against the merger proposal at the Colombo special meeting; and

  •
  deliver a written demand for the payment of fair value for your shares of your common stock to the principal office of FVCB, and surrender your stock certificates.

        Your notice of dissent should be delivered to FVCBankcorp, Inc., 11325 Random Hills Road, Suite 240, Fairfax, VA 22030, Corporate Secretary.

        The notice of dissent and your surrendered stock certificates must be received by FVCB not later than 30 days after the merger becomes effective.

        Your vote against the merger proposal, by proxy or otherwise, is not sufficient to perfect your rights as a dissenting stockholder. Additionally, if you vote in favor of the merger proposal, whether in person or by proxy (including those stockholders who return the enclosed proxy card executed but without a designation as to the vote on the merger), then you will be deemed to have waived your right to qualify as a dissenter. If the merger is not consummated for any reason, dissenters' rights will no longer be available.

Written Demand for Payment and Offer of Payment

        Following approval by the Colombo stockholders of the merger, if obtained, FVCB and Colombo will on or prior to the effective date of the merger file articles of merger with SDAT and VSCC, specifying the effective time of the merger. If you are a dissenting stockholder who did not vote in favor of the merger, then you may within thirty (30) days of the effectiveness of the merger serve a demand upon FVCB at its principal office for payment of the value of your shares. FVCB may then offer to pay you a sum for your shares, which, in the opinion of its board of directors, does not exceed what it considers to be the fair value of the shares of stock as of the time of the stockholders' meeting approving the transaction.

Determination of Value

        If you fail to accept the sum offered by FVCB for your shares, the value of the shares as of the date of the stockholders' meeting approving the merger shall be made by three appraisers, selected as follows:

  (i)
  One chosen by the owners of two-thirds of the shares involved;

  (ii)
  One chosen by the board of directors of FVCB; and

  (iii)
  The third chosen by the other two appraisers.

        The fair value to which any two appraisers agree will be the value of the shares. The appraisers shall give notice of the fair value determination to the successor and to each stockholder who has made demand for appraisal.

        In the event that the appraisal method described above is not completed within 90 days after the merger becomes effective, the Maryland Commissioner shall have an appraisal made. This appraisal is final and binding as to the value of the shares of stock of all dissenting stockholders.

Notice of dissatisfaction with value determination

        Within five (5) days after the appraisers give the notice of the fair value determination, a stockholder who is dissatisfied with that value may notify the Commissioner. The Commissioner shall have the shares reappraised. This reappraisal is final and binding as to the value of the shares of stock of that stockholder.

Expenses of appraisal

        FVCB shall pay the expenses of each appraisal made under this section.

        FVCB shall provide a notification by personal delivery or certified mail, return receipt requested, promptly after the effectiveness of the merger to the last known address of each Colombo stockholder. Each Colombo stockholder's 30 day period to demand appraisal of his or her shares will commence on the date of the effectiveness of the merger. No further notification of the beginning or end of any statutory period will be given by FVCB, FVCbank or Colombo to any dissenting stockholder except as required by law. If you are considering dissenting from the merger, you are urged to consult your own legal counsel.

INFORMATION ABOUT FVCB AND FVCBANK

History and Market Area

        FVCBankcorp, Inc. is a registered bank holding company headquartered in Fairfax, Virginia. FVCB operates primarily through its sole subsidiary, FVCbank, a community oriented, locally-owned and managed commercial bank organized under the laws of the Commonwealth of Virginia. FVCbank serve the banking needs of commercial businesses, nonprofit organizations, professional service entities, and their respective owners and employees located in the greater Washington, D.C. metropolitan and Northern Virginia area. FVCB believes the size, growth and increasing economic diversity of the Washington, D.C. metropolitan and Northern Virginia area, when combined with its banking strategy, provides excellent opportunities for long-term, sustainable growth. FVCB aims to capitalize on market opportunities while maintaining a disciplined and conservative credit underwriting culture. FVCB's focus on providing high-touch, responsive relationship-based client service allows it to compete in the market, meeting and exceeding the needs of its customers.

        FVCB operates in one of the most economically dynamic and wealthy regions of the Washington MSA, focusing primarily on the Virginia counties of Arlington, Fairfax, Loudoun and Prince William and the independent cities located within those counties, as well as Washington, D.C. and its Maryland suburbs. As of June 30, 2017, the Washington MSA had total deposits of $198.7 billion, excluding deposits maintained by a national brokerage firm, ranking it as the eleventh largest metropolitan statistical area in the United States in total deposits, based on Federal Deposit Insurance Corporation, or FDIC, data.

        In addition to the presence of the federal government, the Washington MSA is defined by attractive market demographics, including strong household incomes, dense populations and the presence of a diverse group of large and small businesses. As of December 31, 2017, the Washington MSA had a median household income of $99,400, which ranks as fourth among all metropolitan statistical areas nationally, and a population of 6.2 million. The Virginia and Maryland localities within the Washington MSA in which FVCB primarily operates have higher median household incomes than the Washington MSA as a whole. The significant presence of national and international businesses make the Washington MSA one of the most economically vibrant and diverse markets in the country. The Washington MSA is currently home to 15 Fortune 500 companies, including 9 based in Fairfax County.

        FVCB's approach features competitive customized financial services offered to customers and prospects in a personal relationship context by seasoned professionals. FVCB provides a full range of banking services that become integral to customers' business operations, which helps to enhance FVCB's ability to retain its relationships. FVCB believes it offers a better value proposition to its customers by providing high-touch service with few added fees. FVCB's capabilities and reputation enable it to be selective in loan and customer selection, which contributes to its strong asset quality, and its ability to provide multiple services to customers.

        Since FVCbank began operations in November 2007, on the cusp of the most significant economic downturn since the Great Depression, it has grown largely organically, through de novo branch expansion and banker and customer acquisition, and one whole-bank acquisition. In 2012, FVCbank completed the acquisition of 1st Commonwealth Bank of Virginia, a $58.9 million asset savings and loan association in Arlington, Virginia.

        FVCB intends to continue expanding its market position through organic growth through expansion of FVCB's relationships with its existing customers, acquisition of new customers and acquisition of seasoned bankers with strong customer relationships, through selective branching and potentially opportunistic acquisitions, while increasing profitability, maintaining strong asset quality and a high level of customer service.

        FVCB's success has been driven by its mission to help its clients, communities and employees prosper. FVCB strives to exceed client expectations by delivering superior, personalized client service supported with high quality bank products and services. FVCB invests in the growth of FVCB's employees and gives back to the communities in which it does business to foster a brighter future for everyone who lives there. Much of FVCbank's early growth was the result of the active promotion by its organizing shareholders, board of directors, advisory board and shareholders generally. Many shareholders are customers. FVCbank receives referrals from existing customers and all employees are encouraged to promote FVCbank. FVCB believes having such a large group of individuals actively promote the bank has and will continue to augment its ability to generate both deposits and loans through staff and management led marketing and calling campaigns. As FVCB has grown, it has increased reliance on management originated customer relationships, but believes that the strong network of personal, customer and shareholder relationships and referrals will continue to be a significant factor in its business development strategy.

        FVCB's vision is to be known as the number one community bank in experience and service in FVCB's community. FVCB's passion is to provide the utmost banking experience for each client, to create a positive and empowering work environment for employees, to fulfill its obligation of corporate citizenship in the communities in which it operates and to ensure that FVCbank increases profitability and grows prudently, ensuring its strength and continuity, and increasing shareholder value.

        FVCB was established as the holding company for FVCbank in 2015.

Products and Services

        FVCbank emphasizes providing commercial banking services to small and medium-sized businesses, professionals, non-profit organizations and associations, and investors living and working in and near its service area. FVCbank offers retail banking services to accommodate the individual needs of both corporate customers as well as the communities it serves. It also offer online banking, mobile banking and a remote deposit service, which allows clients to facilitate and expedite deposit transactions through the use of electronic devices. A sophisticated suite of treasury management products is a key feature of FVCbank's client focused, relationship driven marketing. FVCbank has partnered with experienced service providers in both insurance and merchant services to further augment the products available to customers.

Lending Products

        FVCbank provides a variety of lending products to small and medium-sized businesses, including (i) commercial real estate loans (ii) commercial construction loans (ii) commercial loans for a variety of business purposes such as for working capital, equipment purchases, lines of credit, and government contract financing; (iii) SBA lending; (iv) asset based lending and accounts receivable financing; (v) home equity loans, or HELOCs; and (vi) consumer loans for constructive purposes. Although it does not generally actively originate them, FVCbank has acquired pools of other types of loans, and has purchased whole residential loans in its market area, student loans and other consumer loans, in order to diversify the loan portfolio, put capital to work before organic loan production requires it, and to increase margin. FVCbank may also purchase participations from other banks in its market. Any acquired loans must meet FVCbank's standard underwriting requirements.

        Commercial Real Estate Loans.    Commercial real estate loans, which comprise the largest portion of FVCbank's loan portfolio, are secured by both owner occupied and investor owned commercial properties, including multifamily residential real estate. Commercial real estate loans are structured using both variable and fixed rates and renegotiable rates which adjust in three to five years, with maturities of generally five to ten years. At June 30, 2018, owner occupied commercial real estate loans represented 13.0% of the loan portfolio. At June 30, 2018, non-owner occupied commercial real estate loans represented approximately 35.1% of the loan portfolio, and multifamily residential real estate comprised 5.9% of the portfolio. FVCbank seeks to mitigate lending risks typical of this type of loan, such as declines in real estate values, changes in borrower cash flow and general economic conditions. FVCbank typically require a maximum loan-to-value of 80% and minimum cash flow and debt service coverages, of at least 1.20 to 1.0. Personal guarantees are generally required, but may be limited. FVCbank generally requires that interest rates adjust not less frequently than five years. For purposes of geographic diversification, FVCbank will also make commercial real estate loans outside of its primary and secondary markets, in an area extending south to Richmond, Virginia, and north to Baltimore, Maryland, and between Winchester, Virginia and the Eastern Shore of Maryland.

        Construction Loans.    Commercial construction loans for the acquisition, development and construction of commercial real estate also comprise a significant and growing portion of the portfolio. At June 30, 2018, such loans represented 14.6% of the loan portfolio. FVCbank's typical commercial construction loan involves property that will ultimately be leased to a non-owner occupant. FVCbank will finance construction projects of a speculative nature, which are well-conceived and structured with appropriate interest reserves and analyzed fully. In underwriting commercial construction loans, FVCbank considers the expected costs of the transaction, the loan-to-value ratio, the credit history, cash flows and liquidity of the borrower, the project and the guarantors, the debt service coverage ratios (which are stressed prior to approval), take out sources for the permanent loan or repayment of the construction loan, the reputation, experience and qualifications of the borrower, the general contractor and others involved with the project and other factors. Commercial construction loans are generally made on a variable rate basis, typically based on the Wall Street Journal Prime Rate and subject to rate floors, for terms of 12 - 24 months. Generally, FVCbank does not make commercial construction loans outside of its primary or secondary market areas.

        Commercial Loans, Government Contracting.    Commercial loans for a variety of business purposes, including working capital, equipment purchases, lines of credit, and government contract financing and asset based lending and accounts receivable financing, comprise approximately 11.6% of FVCbank's loan portfolio at June 30, 2018. FVCbank will make commercial loans on a secured or unsecured basis. The owners, managing members, general partners and principals of the borrowing entity or that control more than 20% of the borrower are generally required to guaranty the loan, unless a combination of low leverage, significant income and debt service coverage ratios, and substantial experience in operating the business, strong management and internal controls and/or other factors are demonstrated. Commercial loans are typically made with variable or adjustable rates. The cash flow of the borrower/borrower's operating business is often the principal source of debt service, with a secondary emphasis on other collateral.

        FVCbank has developed a special expertise in government contract financing. FVCbank will lend to government contractors or subcontractors headquartered in the Washington, D.C. metropolitan area. This area of lending encompasses lines of credit for working capital, financing of government leases, and, less frequently term loans, to operating companies that recognize over 50% of their total revenues from services provided to federal government agencies or rated state and municipal governments. FVCbank's borrowers are typically engaged in technology or service businesses, but may also include construction and equipment providers, or entities working on "black" projects. A government contractor borrower must have an acceptable level of eligible accounts receivable, provide appropriate security instruments perfecting FVCbank's rights in the accounts receivable or other collateral, and are subject to periodic review and monitoring of their receivables, contract backlog and contract compliance. The contractor is typically required to have its primary deposit relationship with FVCbank. Advance rates will be up to 90% of prime eligible government receivables, and lower percentages depending on the nature of the receivables. At June 30, 2018, outstanding loans to government contractors represented 31.0% of FVCbank's commercial and industrial segment. Total commitments to government contractors totaled $89.8 million at June 30, 2018, or 34.6% of outstanding commercial and industrial commitments. Government contact loans are typically made with variable or adjustable rates. Lines of credit typically have a one year term. As with other commercial loans, guarantees are typically required.

        Consumer Residential.    FVCbank actively originates HELOCs in the communities it serves in the Washington MSA. FVCbank's HELOCs generally have a maximum loan-to-value of up to 85%, however, due to the favorable economic conditions and strong residential real estate market in the Washington MSA, actual loan-to-values are typically lower than the maximum. FVCbank provides HELOCs as a service to customers and when it receives referrals from various mortgage brokers within its market area. As of June 30, 2018, HELOCs comprise 8.1% of total loans. While it generally does not originate residential first mortgages, FVCbank will occasionally originate a mortgage loan meeting FVCbank's investment preferences presented by a mortgage broker. FVCbank has also purchased portfolios of 1-4 family residential first mortgage loans on properties located in its market area for yield and diversification. At June 30, 2018, 1-4 family residential loans represented 2.8% of the loan portfolio.

        Other Loans.    FVCbank occasionally originate consumer loans both on an unsecured basis and secured by non-real estate collateral. FVCbank have also purchased pools of unsecured consumer loans and student loans from a third party for yield and diversification.

        The lending activities in which FVCbank engages carry the risk that the borrowers will be unable to perform on their obligations. As such, interest rate policies of the Federal Reserve and general economic conditions, nationally and in FVCbank's market areas, could have a significant impact on FVCB's results of operations. To the extent that economic conditions deteriorate, business and individual borrowers may be less able to meet their obligations in full, in a timely manner, resulting in decreased earnings or losses. Economic conditions may also adversely affect the value and liquidity of property pledged as security for loans.

        FVCB's goal is to mitigate risks in the event of unforeseen threats to the loan portfolio as a result of economic downturn or other negative influences. Plans for mitigating inherent risks in managing loan assets include: carefully enforcing loan policies and procedures, evaluating each borrower's business plan during the underwriting process and throughout the loan term, identifying and monitoring primary and alternative sources for loan repayment, and obtaining collateral to mitigate economic loss in the event of liquidation. Specific loan reserves are established based upon credit and/or collateral risks on an individual loan basis. A risk rating system is employed to proactively estimate loss exposure and provide a measuring system for setting general and specific reserve allocations. FVCbank's management, lending officers and credit administration team emphasize a strong risk management culture supported by comprehensive policies and procedures for credit underwriting, funding and administration that FVCbank believes has enabled it to maintain sound asset quality. Its underwriting methodology emphasizes establishing and monitoring debt and leverage covenants, strong overall cash flow throughout a customer's business operations, low loan-to-value ratios, strong full or partial guarantors when deemed necessary, and/or strong tertiary sources of re-payment. FVCbank's tiered underwriting structure includes progressive levels of individual loan authority, concurrent authority and senior loan committee approval. FVCbank's loan review function performs regular internal loan reviews and identifies early warning indicators to proactively monitor the loan portfolio.

        FVCbank's lending activities are subject to a variety of lending limits imposed by state and federal law. These limits will increase or decrease in response to increases or decreases in its level of capital. At June 30, 2018, FVCbank had a legal lending limit of $20.2 million. At June 30, 2018, FVCbank's average funded loan size outstanding for commercial real estate (including commercial construction) and commercial loans was $1.2 million and $245 thousand, respectively. In accordance with internal lending policies, FVCbank may sell participations in its loans to other banks, which allows it to manage risk involved in these loans and to meet the lending needs of clients.

        Concentrations of Credit Risk.    Most of FVCbank's lending is conducted with businesses and individuals in the suburbs of Washington, D.C. FVCbank's loan portfolio consists primarily of commercial real estate loans, including construction and land loans, which totaled $713.1 million and constituted 74.5% of total loans as of June 30, 2018, and commercial loans, including loans to government contractors, which totaled $110.5 million and constituted 11.6% of total loans as of June 30, 2018. The geographic concentration of FVCbank's loans subjects its business to the general economic conditions within that market area. The merger with Colombo will somewhat reduce the geographic concentration of FVCbank's loans, but FVCbank's current and prospective market areas are largely affected by the same general economic factors that currently affect it. The risks created by such concentrations have been considered by management in the determination of the adequacy of the allowance for loan losses. FVCB's management believes the allowance for loan losses is adequate to cover probable incurred losses in the loan portfolio as of June 30, 2018.

        Comprehensive risk management practices and appropriate capital levels are essential elements of a sound commercial real estate lending program. A concentration in commercial real estate adds a dimension of risk that compounds the risk inherent in individual loans. The federal banking agencies have issued guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that institutions that have (i) total reported loans for construction, land development, and other land which represent 100% or more of an institution's total risk-based capital; or (ii) total reported commercial real estate loans, excluding loans secured by owner-occupied commercial real estate, representing 300% or more of the institution's total risk-based capital and the institution's commercial real estate loan portfolio has increased 50% or more during the prior 36 months, are identified as having potential commercial real estate concentration risk. Institutions which are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management with respect to their commercial real estate portfolios, and may be required to hold higher levels of capital. FVCbank has a concentration in commercial real estate loans, and has experienced significant growth in its commercial real estate portfolio in recent years. From June 30, 2015 through June 30, 2018, FVCbank's non-owner-occupied commercial real estate loan balances increased by $148.6 million, or 79.5%, and its commercial construction, development and land loan balances increased by $96.8 million, or 229.8%. As of June 30, 2018, commercial real estate loans as defined for regulatory purposes represented 397.0% of FVCbank's total risk-based capital. Of those loans, commercial construction, development and land loans represented 103.1% of FVCbank's total risk based capital. Owner-occupied commercial real estate loans represented an additional 92.0% of FVCbank's total risk based capital. If the merger with Colombo had closed as of June 30, 2018, commercial real estate loans would represent 442.6% of FVCbank's total risk-based capital, including commercial construction, development and land loans which would represent 114.3% of FVCbank's total risk based capital. Management has extensive experience in commercial real estate lending, and has implemented and continues to maintain heightened portfolio monitoring and reporting, and strong underwriting criteria with respect to FVCbank's commercial real estate portfolio.

Deposit Products

        FVCbank offers a wide array of deposit products for individuals, professionals, government contractors and other businesses, including interest and noninterest-bearing transaction accounts, certificates of deposit and money market accounts. FVCbank are a relationship based bank, and maintenance of significant deposit relationships is a factor in its decision to make loans and the pricing of its products.

        FVCbank's sophisticated treasury management and online banking platform allows a commercial customer to view balances, initiate payments, pay bills (including positive pay), issue stop payments, reconcile accounts and set up custom alerts. Online wires, ACH (including positive authorization), remote capture, cash disbursement and cash concentration are additional payment options available to businesses. FVCbank provides customers with a sophisticated escrow management product which facilitates and simplifies management of multiple escrow balances. FVCbank also provides secure credit card processing and merchant services, with reporting tailored to customer needs. FVCbank also offers online and mobile banking products to its consumer depositors, to complement its branch network.

Other Services

        Through third party networks, FVCbank offers customers access to a full range of business insurance products and business and consumer credit card products.

FVCB's Strategy

        FVCB's strategy remains focused on strong organic asset growth and continued core deposit growth, organically and through select strategic acquisitions in and around the Washington, D.C. metropolitan and Northern Virginia area, and increased profitability. FVCB endeavors to instill a culture of high performance by hiring top talent and establishing clear goals and objectives. FVCB positions itself to be able to capitalize on market disruptions and opportunities as they arise, while maintaining a disciplined and conservative credit underwriting culture. By providing timely financial solutions to FVCB's customers, FVCB endeavors to distinguish itself and compete effectively against other community banks and the larger regional and national banks that operate in its markets.

Competition

        The banking business is highly competitive. FVCbank competes as a financial intermediary with other commercial banks, savings banks, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Washington MSA and elsewhere. FVCbank's market area is a highly competitive, highly branched, banking market. Competition for loans to small and middle-market businesses and professionals, FVCbank's target market, is intense and pricing is important. Several competitors have substantially greater resources and lending limits than FVCbank has, and offers certain services, such as extensive and established branch networks and trust services, that FVCbank does not currently provide or currently expect to provide in the near future. Moreover, larger institutions operating in the Washington, D.C. metropolitan market have access to borrowed funds at lower cost than may be available to FVCbank. Additionally, deposit competition among institutions in the market area is strong. As a result, it is possible that FVCbank may pay above market rates to attract deposits.

        FVCbank is one of the few remaining locally owned and managed independent community banks headquartered in Northern Virginia. FVCB believes that this is an advantageous position and valuable quality which positively differentiates FVCbank from its competitors and positions it for future growth from individuals and small and mid-sized business customers who value the attention and customized services which a locally owned and managed community bank can provide. FVCB intends to continue to take advantage of the disruption in its market area, which it believes has created an environment of underbanked customers. Multiple acquisitions of prior competitors provide opportunities to identify and hire additional seasoned bankers in FVCbank's existing and target markets and develop new business relationships with underserved or dissatisfied customers, and that future consolidation among community banks in and around Washington, D.C. will provide further opportunities.

        As of June 30, 2017, there were approximately $198.7 billion dollars in total deposits shared between banking institutions located in Washington MSA, according to SNL Financial. As of that date, FVCbank's deposit market share is approximately 0.43%, and would have been approximately 0.49% if the merger with Colombo had been completed as of that date, in each case excluding deposits maintained in the Washington MSA by a national brokerage firm. FVCB's strategic goal is to increase market share through selective new branch additions, opportunistic acquisitions, and acquisitions of customers from larger competitors. BB&T Corporation, PNC Financial Services Group Inc., M&T Bank Corporation, and Bank of America Corporation hold the primary market shares. However, these large banks generally cannot provide the same level of attention and customization of services to small businesses that FVCbank seeks to provide. Through correspondents, referrals to third parties with whom FVCbank have partnered, and its own capabilities, FVCbank is a full service financial provider, able to compete in substantially all areas of banking, except trust services. Additionally, FVCB believes it provides competitively priced products, superior customer service, flexibility and responsiveness when compared to larger competitors.

Risk Management

        FVCB and FVCbank believe that effective risk management is of primary importance. Risk management refers to the activities by which FVCbank's identifies, measures, monitors, evaluates and manages the risks its faces in the course of its banking activities. These include liquidity, interest rate, credit, operational, compliance, regulatory, strategic, financial and reputational risk exposures. FVCB's and FVCbank's board of directors and management team have created a risk-conscious culture that is focused on quality growth, which starts with capable and experienced risk management teams and infrastructure capable of addressing the evolving risks FVCbank faces, as well as the changing regulatory and compliance landscape. FVCB's risk management approach employs comprehensive policies and processes to establish robust governance. FVCB believes a disciplined and conservative underwriting approach has been the key to its strong asset quality.

        FVCB's board of directors sets the tone at the top of its organization, adopting and overseeing the implementation of risk management, establishing overall risk appetite and risk management strategy. The board of directors approves various operating policies, which include risk policies, procedures, limits, targets and reporting structured to guide decisions regarding the appropriate balance between risk and return considerations in FVCB's business. The board of directors receives periodic reporting on the risks and control environment effectiveness and monitors risk levels in relation to the approved risk appetite. The Audit Committee of the board of directors provides primary oversight of FVCB's enterprise management function.

        Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms and the risk that credit assets will suffer significant deterioration in market value. FVCB manages and controls credit risk in the loan portfolio by adhering to well-defined underwriting criteria and account administration standards established by management, and approved by the board of directors. Written loan policies document underwriting standards, approval levels, exposure limits and other limits or standards deemed necessary and prudent. Portfolio diversification at the obligor, product and geographic levels is actively managed to mitigate concentration risk. In addition, credit risk management includes an independent credit review process that assesses compliance with policies, risk rating standards and other critical credit information. In addition to implementing risk management practices that are based upon established and sound lending practices, FVCbank adheres to sound credit principles. Customer borrowing needs and capacity to repay are evaluated, in conjunction with their character and history. Management and the board of directors place significant focus on maintaining a healthy risk profile and ensuring sustainable growth. FVCB's risk appetite seeks to balance the risks necessary to achieve its strategic goals while ensuring that risks are appropriately managed and remain within defined limits.

        The management of interest rate and liquidity risk is overseen by the Asset and Liability Committee of the board of Directors of FVCbank, based on a risk management infrastructure approved by the board of directors that outlines reporting and measurement requirements. In particular, this infrastructure reviews financial performance, trends, and significant variances to budget; reviews and recommends for board approval risk limits and tolerances; reviews ongoing monitoring and reporting regarding FVCbank's performance with respect to these areas of risk, including compliance with board-approved risk limits and stress-testing; ensures annual back-testing and independent validation of models at a frequency commensurate with risk level; reviews all hedging strategies and recommends changes as appropriate; reviews and recommends FVCbank's contingency funding plan; establishes wholesale borrowing limits to be submitted to the board of directors or its designated committee; and acts as a second line of defense in reviewing information and reports submitted to the council for the purpose of identifying, investigating, and assuring remediation, to its satisfaction, of errors or irregularities, if any.

Investment Portfolio

        FVCB's investment securities portfolio is primarily maintained as an on-balance sheet contingent source of liquidity to fund loans and meet the demands of depositors. It also provides additional interest income. FVCB seeks to have limited interest rate risk and credit risk. Substantially all of the investment securities are currently classified as available-for-sale. FVCbank's investment policy authorizes investment primarily in securities of the U.S. government and its agencies; mortgage back securities and collateralized mortgage obligations issued and fully backed by U.S. Government agencies, securities of municipalities and to a lesser extent corporate bonds and other obligations, in each case meeting identified credit standards, and certificates of deposit. The securities portfolio, along with certain loans, may also be used to collateralize public deposits, FHLB borrowings, Federal Reserve Bank borrowings and customer repurchase agreements. The investment portfolio is managed according to written investment policies approved by the board of directors. The investment strategy aims to maximize earnings while maintaining liquidity in securities with minimal credit risk and interest rate risk which is reflective in the yields obtained on those securities.

Properties

        FVCB's executive offices and the main office of FVCbank are located at 11325 Random Hills Road, Fairfax, Virginia, 22030. In addition to FVCB's main office, FVCbank also maintains five additional branch offices in Arlington, Virginia; Ashburn, Loudoun County, Virginia; the independent city of Manassas, Virginia; Reston, Fairfax County, Virginia; and Springfield, Fairfax County, Virginia. FVCbank also maintains an operations center in Manassas. All of these office properties are leased.

        FVCB is committed to being highly selective in branching decisions, and intends to continue to explore opportunities for establishing additional strategically located branches in the Washington MSA based primarily on commercial deposit and loan potential and demographic support. FVCbank typically establishes branches as necessary to provide support for established business development people and lenders with substantial books of business and customer relationships.

Employees

        As of June 30, 2018, FVCB had 98 full-time equivalent employees. None of FVCB's employees is covered by a collective bargaining agreement. FVCB considers its relationship with its employees to be good and has not experienced interruptions of operations due to labor disagreements.

Legal Proceedings

        From time to time FVCB and FVCbank are a party to various litigation matters incidental to the conduct of their respective businesses. FVCB and FVCbank are not presently party to any legal proceedings the resolution of which FVCB or FVCbank believes would have a material adverse effect on their respective businesses, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

Supervision and Regulation

        FVCB's and FVCbank's business and operations are subject to extensive federal and state governmental regulation and supervision. The following is a brief summary of certain statutes and rules and regulations that affect or will affect FVCB and FVCbank. This summary is not intended to be an exhaustive description of the statutes or regulations applicable to FVCB's and FVCbank's business. Supervision, regulation, and examination by the regulatory agencies are intended primarily for the protection of depositors and the Deposit Insurance Fund, rather than shareholders.

        FVCB.    FVCB is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or the Act, and subject to regulation and supervision by the Federal Reserve. The Act and other federal laws subject bank holding companies to restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations and unsafe and unsound banking practices. As a bank holding company, FVCB is required to file with the Federal Reserve an annual report and such other additional information as the Federal Reserve may require pursuant to the Act. The Federal Reserve may also examine FVCB and its subsidiary. FVCB is subject to risk-based capital requirements adopted by the Federal Reserve, which are substantially identical to those applicable to FVCbank, and which are described below. Under the Dodd-Frank Act, the Federal Reserve is required to apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions. The Dodd-Frank Act additionally requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

        The Federal Reserve has adopted a policy statement, the Small Bank Holding Company Policy Statement, or the policy statement, that exempts certain bank holding companies with assets of less than $1 billion, from the consolidated capital requirements and certain other provisions. In May 2018, the "Economic Growth, Regulatory Relief, and Consumer Protection Act" or the 2018 Act, was enacted into law, and among other things, directed the Federal Reserve to amend the policy statement to increase the threshold for application of the policy statement to $3 billion for any bank holding company that (i) is not engaged in significant nonbanking activities; (ii) does not conduct significant off balance sheet activities; and (iii) does not have a material amount of debt or equity securities registered with the SEC. The Federal Reserve issued an interim final rule in compliance with the 2018 Act in August 2018. FVCB understands that the Federal Reserve has not historically deemed a bank holding company ineligible for application of the policy statement solely because its common stock is registered under the Exchange Act. There can be no assurance that the Federal Reserve will continue this practice.

        The Act requires approval of the Federal Reserve for, among other things, a bank holding company's direct or indirect acquisition of control of more than 5% of the voting shares, or substantially all the assets, of any bank or the merger or consolidation by a bank holding company with another bank holding company. The Act generally permits the acquisition by a bank holding company of control or substantially all the assets of any bank located in a state other than the home state of the bank holding company, except where the bank has not been in existence for the minimum period of time required by state law; but if the bank is at least five years old, the Federal Reserve may approve the acquisition.

        With limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services to or performing service for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in, a company that engages in activities which the Federal Reserve has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such a determination, the Federal Reserve is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve is also empowered to differentiate between activities commenced de novo and activities commenced by the acquisition, in whole or in part, of a going concern. Some of the activities that the Federal Reserve has determined by regulation to be closely related to banking include making or servicing loans, performing certain data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

        The Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

        Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act of 1913, as amended, on any extensions of credit to a bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, a bank holding company and any subsidiary bank are prohibited from engaging in tie-in arrangements in connection with the extension of credit. A subsidiary bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that: (i) the customer obtain or provide some additional credit, property or services from or to such bank other than a loan, discount, deposit or trust service; (ii) the customer obtain or provide some additional credit, property or service from or to the holding company or any of its subsidiaries; or (iii) the customer not obtain some other credit, property or service from competitors, except for reasonable requirements to assure the soundness of credit extended.

        The GLB Act allows a bank holding company or other company to elect to become a financial holding company, which would allow such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker, underwriting, dealing in or making markets in securities, and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve to determine by regulation what other activities are financial in nature, or incidental or complementary thereto. FVCB has not elected financial holding company status.

        The Federal Deposit Insurance Act, or FDIA, and Federal Reserve policy require a bank holding company to serve as a source of financial and managerial strength to its bank subsidiaries. In addition, where a bank holding company has more than one FDIC-insured bank or thrift subsidiary, each of the bank holding company's subsidiary FDIC-insured depository institutions is responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result of a bank holding company's source of strength obligation, a bank holding company may be required to provide funds to a bank subsidiary in the form of subordinate capital or other instruments which qualify as capital under bank regulatory rules. Any loans from the holding company to such subsidiary banks likely would be unsecured and subordinated to such bank's depositors and perhaps to other creditors of FVCbank.

        A bank holding company (other than a bank holding company subject to the policy statement) is generally required to give the Federal Reserve prior written notice of any purchase or redemption of its own then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve. The Federal Reserve has adopted an exception to this approval requirement for well capitalized bank holding companies that meet certain conditions.

        As a Virginia corporation, FVCB is subject to limitations and restrictions on its activities. For example, state law restrictions in Virginia include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, minutes, borrowing and the observance of corporate formalities.

        FVCbank.    FVCbank is a Virginia chartered commercial bank which is a member of the Federal Reserve System, or a state member bank, whose accounts are insured by the Deposit Insurance Fund of the FDIC up to the maximum legal limits. FVCbank is subject to regulation, supervision and regular examination by the VBFI and the FDIC. The regulations of these various agencies govern most aspects of FVCbank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and establishment of branch offices.

        The laws and regulations governing FVCbank generally have been promulgated to protect depositors and the Deposit Insurance Fund, and not for the purpose of protecting shareholders.

        Competition among commercial banks, savings and loan associations, and credit unions has increased following enactment of legislation, which greatly expanded the ability of banks and bank holding companies to engage in interstate banking or acquisition activities.

        Banking is a business, which depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute the major portion of FVCbank's earnings. Thus, the earnings and growth of FVCbank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve, which regulates the supply of money through various means including open market dealings in United States government securities. The nature and timing of changes in such policies and their impact on FVCbank cannot be predicted.

        Branching and Interstate Banking.    The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks, expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act. The Dodd-Frank Act authorizes national and state banks to establish de novo branches in other states to the same extent as a bank chartered by that state would be permitted to branch.

        Virginia Law.    Virginia law governs the licensing and regulation of Virginia chartered banks, including organizational and capital requirements, fiduciary powers, investment authority, banking offices and electronic terminals, declaration of dividends, changes of control and mergers, out of state activities, interstate branching and banking, borrowing limits, limits on loans to one borrower and liquidation, among other matters. The VBFI is charged with the supervision and regulation of FVCbank. The VBFI may take possession of a bank if certain conditions exist such as insufficient shareholders' equity, unsafe or unauthorized operations, or violations of law.

        Under Virginia law, FVCbank may engage in the general business of banking, including but not limited to, accepting deposits, making secured and unsecured loans, purchasing and holding real property for FVCbank's own use, and issuing, advising and confirming letters of credit. With limited exceptions, loans to one person may not exceed 15% of the sum of a bank's shareholders' equity, allowance for loan losses and capital notes and debentures.

        USA Patriot Act.    Under the USA Patriot Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence standards intended to detect, and prevent, the use of the United States financial system for money laundering and terrorist financing activities. The Patriot Act requires financial institutions, including banks, to establish anti-money laundering programs, including employee training and independent audit requirements, meet minimum standards specified by the act, follow minimum standards for customer identification and maintenance of customer identification records, and regularly compare customer lists against lists of suspected terrorists, terrorist organizations and money launderers. The costs or other effects of the compliance burdens imposed by the Patriot Act or future anti-terrorist, homeland security or anti-money laundering legislation or regulation cannot be predicted with certainty.

        Bank Secrecy Act.    The Bank Secrecy Act, or BSA, which is intended to require financial institutions to develop policies, procedures and practices to prevent and deter money laundering, mandates that every bank have a written, board-approved program that is reasonably designed to assure and monitor compliance with the BSA. The program must, at a minimum: (i) provide for a system of internal controls to assure ongoing compliance; (ii) provide for independent testing for compliance; (iii) designate an individual responsible for coordinating and monitoring day-to-day compliance; and (iv) provide training for appropriate personnel. In addition, banks are required to adopt a customer identification program as part of its BSA compliance program. Financial institutions are generally required to report cash transactions involving more than $10,000 to the U.S. Treasury Department. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The regulations implementing the BSA explicitly include risk-based procedures for conducting ongoing customer due diligence, to include understanding the nature and purpose of customer relationships for the purpose of developing a customer risk profile. In addition, banks must identify and verify the identity of the beneficial owners of all legal entity customers (other than those that are excluded) at the time a new account is opened (other than accounts that are exempted).

        Office of Foreign Assets Control.    The United States has imposed economic sanctions that affect transactions with designated foreign countries, foreign nationals and others, which are administered by OFAC. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on a "U.S. person" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of a sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g. property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

        Capital Adequacy.    The Federal Reserve adopted risk-based and leverage capital adequacy requirements, pursuant to which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items. The Dodd-Frank Act additionally requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

        The federal banking agencies have adopted rules, referred to as the Basel III Rules, to implement the framework for strengthening international capital and liquidity regulation adopted by the Basel Committee on Banking Supervision, or Basel III. The Basel III framework, among other things, (i) introduced CET1, (ii) specified that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) defined CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expanded the scope of the adjustments as compared to existing regulations.

        When fully phased in by January 1, 2019, Basel III requires banks to maintain: (i) a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a "capital conservation buffer" of 2.5%, or 7.0%; (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer, or 8.5%; (iii) a minimum ratio of Total (Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0% plus the capital conservation buffer, or 10.5%; and (iv) a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

        Basel III also provides for a "countercyclical capital buffer," generally to be imposed when federal banking agencies determine that excess aggregate credit growth becomes associated with a buildup of systemic risk that would be a CET1 add-on to the capital conservation buffer in the range of 2.5% when fully implemented. The capital conservation buffer is designed to absorb losses during periods of economic stress.

        Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) may face constraints on its ability to pay dividends, effect equity repurchases and pay discretionary bonuses to executive officers, which constraints vary based on the amount of the shortfall.

        Under the Basel III Rules, mortgage-servicing assets and deferred tax assets are subject to stricter limitations than those previously applicable under capital rules. More specifically, certain deferred tax assets arising from temporary differences, mortgage-servicing assets, and significant investments in the capital of unconsolidated financial institutions in the form of common stock are each subject to an individual limit of 10% of common equity Tier 1 capital elements and are subject to an aggregate limit of 15% of common equity Tier 1 capital elements. The amount of these items in excess of the 10% and 15% thresholds are to be deducted from common equity Tier 1 capital. Amounts of mortgage servicing assets, deferred tax assets, and significant investments in unconsolidated financial institutions that are not deducted due to the aforementioned 10% and 15% thresholds must be assigned a 250% risk weight. Finally, the rule increases the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and makes selected other changes in risk weights and credit conversion factors. A recent rule proposal would revise the treatment of deferred tax assets and mortgage servicing rights to increase the amounts of such assets includable in capital.

        The Basel III Rules also include, as part of the definition of CET1 capital, a requirement that banking institutions include the amount of additional other comprehensive income, or AOCI, which primarily consists of unrealized gains and losses on available for sale securities, which are not required to be treated as other-than-temporary impairment, net of tax in calculating regulatory capital, unless the institution makes a one-time opt-out election from this provision in connection with the filing of its first regulatory reports after applicability of the Basel III Rules to that institution. FVCB opted-out of this requirement and, as such, does not include AOCI in its regulatory capital calculation. The Basel III Rules also require a 4% minimum leverage ratio, and a 5% leverage ratio to be considered well capitalized.

        The Basel III Rules also make changes to the manner of calculating risk weighted assets. New methodologies for determining risk weighted assets in the general capital rules are included, including revisions to recognition of credit risk mitigation, including a greater recognition of financial collateral and a wider range of eligible guarantors. They also include risk weighting of equity exposures and past due loans; and higher (greater than 100%) risk weighting for certain commercial real estate exposures that have higher credit risk profiles, including higher loan-to-value and equity components. In particular, loans categorized as "high-volatility commercial real estate," or HVCRE, loans are required to be assigned a 150% risk weighting, and require additional capital support. HVCRE loans are defined to include any credit facility that finances or has financed the acquisition, development or construction of real property, unless it finances: 1-4 family residential properties; certain community development investments; agricultural land used or usable for, and whose value is based on, agricultural use; or commercial real estate projects in which: (i) the loan-to-value ratio is less than the applicable maximum supervisory loan-to-value ratio established by the bank regulatory agencies; (ii) the borrower has contributed cash or unencumbered readily marketable assets, or has paid development expenses out of pocket, equal to at least 15% of the appraised "as completed" value; (iii) the borrower contributes its 15% before the bank advances any funds; and (iv) the capital contributed by the borrower, and any funds internally generated by the project, is contractually required to remain in the project until the facility is converted to permanent financing, sold or paid in full. The 2018 Act expanded the exclusion from HVCRE loans to include credit facilities financing the acquisition or refinance of, or improvements to, existing income producing property, secured by the property, if the cash flow being generated by the property is sufficient to support the debt service and expenses of the property in accordance with the institution's loan criteria for permanent financing. The 2018 Act also provides that the value of contributed property will be its appraised value, rather than its cost. The 2018 Act permits an institution to reclassify an HVCRE loan as a non-HVCRE loan upon substantial completion of the project, where the cash flow from the property is sufficient to support debt service and expenses, in accordance with the institution's underwriting criteria for permanent financing.

        The Basel III Rules became applicable to FVCbank on January 1, 2015 and to FVCB on January 1, 2018, when it exceeded $1 billion in assets. The capital conservation buffer requirement is being phased in, beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing each year until fully implemented at 2.5% on January 1, 2019. FVCbank and FVCB elected to exclude AOCI in calculating regulatory capital as permitted under the Basel III Rule.

        The capital ratios described above are the minimum levels that the federal banking agencies expect. State and federal regulators have the discretion to require and institution to maintain higher capital levels based upon its concentrations of loans, the risk of its lending or other activities, the performance of its loan and investment portfolios and other factors. Failure to maintain such higher capital expectations could result in a lower composite regulatory rating, which would impact the institution's deposit insurance premiums and could affect its ability to borrow and costs of borrowing, and could result in additional or more severe enforcement actions. In respect of institutions with high concentrations of loans in areas deemed to be higher risk, or during periods of significant economic stress, regulators may require an institution to maintain a higher level of capital, and/or to maintain more stringent risk management measures, than those required by these regulations.

        In December 2017, the Basel Committee on Banking Supervision published the last version of the Basel III accord, generally referred to as "Basel IV." The Basel Committee stated that a key objective of the revisions incorporated into the framework is to reduce excessive variability of risk-weighted assets, or RWA, which will be accomplished by enhancing the robustness and risk sensitivity of the standardized approaches for credit risk and operational risk, which will facilitate the comparability of banks' capital ratios; constraining the use of internally modeled approaches; and complementing the risk-weighted capital ratio with a finalized leverage ratio and a revised and robust capital floor. Leadership of the federal banking agencies who are tasked with implementing Basel IV supported the revisions. Although it is uncertain at this time, it is anticipate that some, if not all, of the Basel IV accord may be incorporated into the capital requirements framework applicable to FVCbank.

        The 2018 Act also directs the federal bank regulatory agencies to develop a "Community Bank Leverage Ratio," calculated by dividing tangible equity capital by average consolidated total assets, of not less than 8% and not more than 10%. If a "qualified community bank," generally a depository institution or depository institution holding company with consolidated assets of less than $10 billion, has a leverage ratio which exceeds the Community Bank Leverage Ratio, then such bank will be considered to have met all generally applicable leverage and risk based capital requirements; the capital ratio requirements for "well capitalized" status under Section 38 of the FDIA, and any other leverage or capital requirements to which it is subject. A bank or holding company may be excluded from qualifying community bank status base on its risk profile, including consideration of its off-balance sheet exposures; trading assets and liabilities; total notional derivatives exposures and such other facts as the appropriate federal banking agencies determine to be appropriate.

        Prompt Corrective Action.    Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. The following capital requirements applied to the FVCB and FVCbank for purposes of Section 38.

Capital Category	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Common Equity Tier 1 Capital Ratio	Leverage Ratio	Tangible Equity to Assets	Supplemental Leverage Ratio
Well capitalized	10% or greater	8% or greater	6.5% or greater	5% or greater	n/a	n/a
Adequately Capitalized	8% or greater	6% or greater	4.5% or greater	4% or greater	n/a	3% or greater
Undercapitalized	Less than 8%	Less than 6%	Less than 4.5%	Less than 4%	n/a	Less than 3%
Significantly Undercapitalized	Less than 6%	Less than 4%	Less than3%	Less than 3%	n/a	n/a
Critically Undercapitalized	n/a	n/a	n/a	n/a	Less than 2%	n/a

        An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

        An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty shall be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, shall be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

        A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC or other appropriate federal banking agency formally determines that forbearance from such action would better protect the Deposit Insurance Fund. Unless the FDIC or other appropriate federal banking agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and an extension is agreed to by the federal regulators. In general, good cause is defined as capital, which has been raised and is imminently available for infusion into FVCbank except for certain technical requirements, which may delay the infusion for a period of time beyond the 90 day time period.

        Immediately upon becoming undercapitalized, an institution shall become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (iv) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

        Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

        Regulatory Enforcement Authority.    Federal banking law grants substantial enforcement powers to federal banking agencies. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. In addition, the FDIC could terminate the institution's deposit insurance if it determines that the institution's financial condition is unsafe or unsound or that the institution engaged in unsafe or unsound practices that violated an applicable rule, regulation, order or condition enacted or imposed by the institution's regulators.

        As a result of the volatility and instability in the financial system in recent years, Congress, the bank regulatory authorities and other government agencies have called for or proposed additional regulation and restrictions on the activities, practices and operations of banks and their holding companies. Congress and the federal banking agencies have broad authority to require all banks and holding companies to adhere to more rigorous or costly operating procedures, corporate governance procedures, or to engage in activities or practices which they would not otherwise elect. Any such requirement could adversely affect FVCB's business and results of operations.

        The Dodd-Frank Act.    The Dodd-Frank Act made significant changes to the current bank regulatory structure, which affects the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires a number of federal agencies to adopt a broad range of new rules and regulations, and to prepare various studies and reports for Congress. Although it is not possible to determine the ultimate impact of this statute until the extensive rulemaking is complete and becomes effective, the following provisions are considered to be of greatest significance to FVCB and FVCbank:

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  Expands the authority of the Federal Reserve to examine bank holding companies and their subsidiaries, including insured depository institutions.

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  Requires a bank holding company to be well capitalized and well managed to receive approval of an interstate bank acquisition.

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  Provides mortgage reform provisions regarding a customer's ability to pay and making more loans subject to provisions for higher-cost loans and new disclosures.

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  Creates the CFPB, which has rulemaking authority for a wide range of consumer protection laws that apply to all banks, and has broad powers to supervise and enforce consumer protection laws.

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  Creates the Financial Stability Oversight Council with authority to identify institutions and practices that might pose a systemic risk.

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  Introduces additional corporate governance and executive compensation requirements on companies subject to the Exchange Act, as amended.

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  Permits FDIC-insured banks to pay interest on business demand deposits.

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  Codifies the requirement that holding companies and other companies that directly or indirectly control an insured depository institution to serve as a source of financial strength.

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  Makes permanent the $250 thousand limit for federal deposit insurance.

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  Permits national and state banks to establish interstate branches to the same extent as the branch host state allows establishment of in-state branches.

        The 2018 Act includes provisions revising Dodd-Frank Act provisions, including provisions that, among other things: (i) exempt banks with less than $10 billion in assets from the ability-to-repay requirements for certain qualified residential mortgage loans; (ii) exempt certain transactions valued at less than $400,000 in rural areas from appraisal requirements; (iii) exempt banks and credit unions that originate fewer than 500 open-end and 500 closed-end mortgages from the expanded data disclosures required under the Home Mortgage Disclosure Act, or HMDA (the provision would not apply to nonbanks and would not exempt institutions from HMDA reporting altogether); (iv) amend the SAFE Mortgage Licensing Act by providing registered mortgage loan originators in good standing with 120 days of transitional authority to originate loans when moving from a federal depository institution to a non-depository institution or across state lines; (v) require the CFPB to clarify how TILE-RESPA Integrated Disclosure applies to mortgage assumption transactions and construction-to-permanent home loans as well as outline certain liabilities related to model disclosure use; (vi) revise treatment of HVCRE exposures; and (vii) create the simplified Community Bank Leverage Capital Ratio. The 2018 Act also exempts community banks from Section 13 of the Bank Holding Company Act, commonly referred to as the Volcker Rule, if they have less than $10 billion in total consolidated assets; and exempts banks with less than $10 billion in assets, and total trading assets and liabilities not exceeding more than five percent of their total assets from the Volcker Rule restrictions on trading with their own capital. The 2018 Act also adds certain protections for consumers, including veterans and active duty military personnel, expanded credit freezes and creation of an identity theft protection database.

        In addition, other new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of FVCB's business activities, require more oversight or change certain of FVCB's business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose FVCB to additional costs, including increased compliance costs. These changes also may require significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on FVCB's business, financial condition and results of operations.

        Consumer Financial Protection Bureau.    The Dodd-Frank Act created the CFPB, a new, independent federal agency within the Federal Reserve having broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act, the consumer financial privacy provisions of the GLB Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions, including FVCbank, are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking agencies for compliance with federal consumer protection laws and regulations. The CFPB also has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

        The CFPB has proposed or issued a number of important rules affecting a wide range of consumer financial products. These rules may impact the profitability of FVCbank's business activities, limit its ability to make, or the desirability of making, certain types of loans, including non-qualified mortgage loans, require FVCbank to change its business practices, impose upon FVCbank more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect FVCbank's business or profitability. The changes may also require FVCbank to dedicate significant management attention and resources to evaluate and make necessary changes to comply with the new statutory and regulatory requirements.

        The CFPB has concentrated much of its rulemaking efforts on reforms related to residential mortgage transactions. The CFPB has issued rules related to a borrower's ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, requirements for high-cost mortgages, appraisal and escrow standards and requirements for higher-priced mortgages. The CFPB has also issued rules establishing integrated disclosure requirements for lenders and settlement agents in connection with most closed end, real estate secured consumer loans. FVCbank fully complies with these rules and expanding the scope of information lenders must report in connection with mortgage and other housing-related loan applications under the Home Mortgage Disclosure Act. These rules, which become effective on a rolling basis through January 1, 2019, include significant regulatory and compliance changes and are expected to have a broad impact on the financial services industry.

        The rule implementing the Dodd-Frank Act requirement that lenders determine whether a consumer has the ability to repay a mortgage loan, established certain minimum requirements for creditors when making ability to pay determinations, and established certain protections from liability for mortgages meeting the definition of "qualified mortgages." Generally, the rule applies to all consumer-purpose, closed-end loans secured by a dwelling including home-purchase loans, refinances and home equity loans—whether first or subordinate lien. The rule does not cover, among other things, home equity lines of credit or other open-end credit; temporary or "bridge" loans with a term of

12 months or less, such as a loan to finance the initial construction of a dwelling; a construction phase of 12 months or less of a construction-to-permanent loan; and business-purpose loans, even if secured by a dwelling. The rule afforded greater legal protections for lenders making qualified mortgages that are not "higher priced." Qualified mortgages must generally satisfy detailed requirements related to product features, underwriting standards, and a points and fees requirement whereby the total points and fees on a mortgage loan cannot exceed specified amounts or percentages of the total loan amount. Mandatory features of a qualified mortgage include: (i) a loan term not exceeding 30 years; and (ii) regular periodic payments that do not result in negative amortization, deferral of principal repayment, or a balloon payment. Further, the rule clarified that qualified mortgages do not include "no-doc" loans and loans with negative amortization, interest-only payments, or balloon payments. The rule created special categories of qualified mortgages originated by certain smaller creditors. To the extent that FVCbank seeks to make qualified mortgages, it is required to comply with these rules, subject to available exclusions. FVCbank's business strategy, product offerings, and profitability may change as the rule is interpreted by the regulators and courts.

        Financial Privacy.    Under the Federal Right to Privacy Act of 1978, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, financial institutions are required to disclose their policies for collecting and protecting confidential information. Consumers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions' own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

        Community Reinvestment Act.    The Community Reinvestment Act, or CRA, requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal banking agencies will evaluate the record of each financial institution in meeting the needs of its local community, including low- and moderate-income neighborhoods. FVCbank's record of performance under the CRA is publicly available. A bank's CRA performance is also considered in evaluating applications seeking approval for mergers, acquisitions, and new offices or facilities. Failure to adequately meet these criteria could result in additional requirements and limitations being imposed on FVCbank. Additionally, banks must publicly disclose the terms of certain CRA-related agreements.

        Fair and Responsible Banking.    Banks and other financial institutions are subject to numerous laws and regulations intended to promote fair and responsible banking and prohibit unlawful discrimination and unfair, deceptive or abusive practices in banking. These laws include, among others, the Dodd-Frank Act, Section 5 of the Federal Trade Commission Act, the Equal Credit Opportunity Act, and the Fair Housing Act.

        Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those listed above. These federal, state and local laws regulate the manner in which financial institutions deal with customers taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, and actions by the U.S. Department of Justice and state attorneys general.

        FDIC Insurance Premiums.    FDIC-insured banks, such as FVCbank, are required to pay deposit insurance assessments to the FDIC. The method by which the assessment is calculated was amended in a final rule that was adopted in April 2016, effective the third quarter of 2016. For banks with less than $10 billion in total consolidated assets, the assessment rate is calculated using a financial ratios method based on a statistical model estimating the bank's probability of failure over three years utilizing seven financial ratios (leverage ratio; net income before taxes/total assets; nonperforming loans and leases/gross assets; other real estate owned/gross assets; brokered deposit ratio; one year asset growth; and loan mix index) and a weighted average of supervisory ratings components. The final rule also eliminates the brokered deposit downward adjustment factor for such banks' assessment rates, providing a new brokered deposit ratio applicable to all small banks, whereby brokered deposits in excess of 10% of total consolidated assets (inclusive of reciprocal deposits if a bank is not well capitalized or has a composite supervisory rating other than a 1 or 2) as a result of which assessment rates may be increased for banks which experience rapid growth; lowers the range of assessment rates authorized to 1.5 basis points for an institution posing the least risk, to 40 basis points for an institution posing the most risk; and will further lower the range of assessment rates if the reserve ratio of the Deposit Insurance Fund increases to 2% or more. Banks with over $10 billion in total consolidated assets are required to pay a surcharge of 4.5 basis points on their assessment basis, subject to certain adjustments. The FDIC may also impose special assessments from time to time. Under the 2017 Tax Act, FDIC insured institutions with assets in excess of $10 billion will be subject to a phase out of the deductibility of deposit insurance premiums. The FDIC may also impose special assessments from time to time.

        The Dodd-Frank Act permanently increased the maximum deposit insurance amount for banks, savings institutions and credit unions to $250 thousand per depositor. The Dodd-Frank Act also broadened the base for FDIC insurance assessments. Assessments are now based on a financial institution's average consolidated total assets less tangible equity capital. The Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. The Dodd-Frank Act eliminated the statutory prohibition against the payment of interest on business checking accounts.

        Concentration and Risk Guidance.    The federal banking regulatory agencies issued joint interagency guidance regarding material direct and indirect asset and funding concentrations. The guidance defines a concentration as any of the following: (i) asset concentrations of 25% or more of total capital (loan related) or Tier 1 capital (non-loan related) by individual borrower, small interrelated group of individuals, single repayment source or individual project; (ii) asset concentrations of 100% or more of total capital (loan related) or Tier 1 capital (non-loan related) by industry, product line, type of collateral, or short-term obligations of one financial institution or affiliated group; (iii) funding concentrations from a single source representing 10% or more of total assets; or (iv) potentially volatile funding sources that when combined represent 25% or more of total assets (these sources may include brokered, large, high-rate, uninsured, internet-listing-service deposits, Federal funds purchased or other potentially volatile deposits or borrowings). If a concentration is present, management must employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, third party review and increasing capital requirements.

        Additionally, the federal bank regulatory agencies have issued guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that institutions that have (i) total reported loans for construction, land development, and other land which represent 100% or more of an institution's total risk-based capital; or (ii) total reported commercial real estate loans, excluding loans secured by owner-occupied commercial real estate, representing 300% or more of the institution's total risk-based capital and the institution's commercial real estate loan portfolio has increased 50% or more during the prior 36 months, are identified as having potential commercial real estate concentration risk. Institutions, like FVCbank, which are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management with respect to their commercial real estate portfolios, and may be required to hold higher levels of capital.

        Increased Focus on Lending to Members of the Military.    The federal banking agencies and the DOJ have recently increased their focus on financial institution compliance with the Servicemembers Civil

Relief Act, or SCRA. The SCRA requires a bank to cap the interest rate at 6% for any loan to a member of the military who goes on active duty after taking out the loan. It also limits the actions FVCbank can take when a servicemember is in foreclosure.

        Limitations on Incentive Compensation.    In April 2016, the Federal Reserve and other federal financial agencies re-proposed restrictions on incentive-based compensation pursuant to Section 956 of the Dodd-Frank Act for financial institutions with $1 billion or more in total consolidated assets. For institutions with at least $1 billion but less than $50 billion in total consolidated assets, the proposal would impose principles-based restrictions that are broadly consistent with existing interagency guidance on incentive-based compensation. Such institutions would be prohibited from entering into incentive compensation arrangements that encourage inappropriate risks by the institution (i) by providing an executive officer, employee, director, principal shareholder or individuals who are "significant risk takers" with excessive compensation, fees, or benefits, or (ii) that could lead to material financial loss to the institution. The proposal would also impose certain governance and recordkeeping requirements on institutions. The Federal Reserve would reserve the authority to impose more stringent requirements on institutions.

        Cybersecurity.    In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If FVCbank fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties. To date, FVCbank has not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, but its systems and those of its customers and third-party service providers are under constant threat and it is possible that FVCbank could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by FVCbank and its customers.

Directors and Management of FVCB

        Director Independence.    Under the rules of Nasdaq, a majority of the members of the board of directors must be "independent directors." The rules of Nasdaq, as well as those of the SEC, impose several requirements with respect to the independence of FVCB's directors. FVCB's board of directors has affirmatively determined that each director, other than Mr. Pijor and Ms. Ferrick, is an "independent director" as that term is defined in Rule 5605(a)(2) of the Nasdaq rules. The board of directors also determined that the members of the Audit Committee and Compensation Committee are independent under the heightened standards of independence required by Sections 5605(c)(2)(A) and 5605(d)(2)(A), respectively, of the Nasdaq rules. In making these determinations, the board of directors considered the banking relationships with directors and their related interests which FVCbank enters into in the ordinary course of its business, the arrangements which are disclosed under "Certain Relationships and Related Transactions," and the compensation arrangements described under "Executive Compensation" and "Director Compensation."

        Directors.    Set forth below is a description of the principal occupation and business experience of each of the directors of FVCB and FVCbank. Except as expressly indicated below, each person has been engaged in his or her principal occupation for at least five years and has been a director of FVCB and FVCbank since their respective organization. Terms of service as a director of FVCB includes the terms of service as a director of FVCbank prior to the establishment of FVCB as the holding company for FVCbank. In accordance with the terms of FVCB's articles of incorporation, each director is elected for a one-year term by a plurality vote, until the following annual meeting of shareholders, or until their successors are elected and qualified.

        Patricia A. Ferrick, 55, has served as President of FVCB and FVCbank since June 2017, and previously served as Executive Vice President and Chief Financial Officer since the FVCbank's organization in 2007, and has served in the same capacity for FVCB since its organization. Prior to joining FVCbank, Ms. Ferrick served as Executive Vice President and Chief Financial Officer at both Potomac Bank of Virginia (2004-2006) and Southern Financial Bancorp, Inc. (2000-2004). Ms. Ferrick worked for KPMG (formerly Peat Marwick) as an auditor and obtained her CPA license before serving as an internal auditor and later controller at various banks in the Washington, D.C. area. Ms. Ferrick has served as a director of Ronald McDonald House Charities of Washington, D.C. from 2011 to 2017, and is currently serving as a director of the Virginia Association of Community Banks. Ms. Ferrick joined the board of directors in 2017.

        L. Burwell Gunn, 73, is currently the Vice Chairman of the board of directors, and served as President and Vice Chairman of the board of directors from 2008 to 2014 and as Chief Operations Officer from 2008 until his retirement in 2012. Prior to joining the Bank, he was Senior Vice President, Senior Lender and Not for Profit Division Head at Commerce Bank from 2005 to 2008 and Managing Director for Provident Bank for Metro Washington and Richmond from 2002 to 2005. Mr. Gunn founded Cardinal Financial Corporation, and has held various other senior commercial lending positions. Mr. Gunn has over 42 years of banking experience.

        Scott Laughlin, 49, has served as a director since 2010. Mr. Laughlin has served as a board member of Arlington-based LM&O Advertising since 2002 and has been an executive of LM&O Advertising since 2008. From 2013 to 2016, Mr. Laughlin served as venture partner with Ardent Capital, a private equity firm focused on investments in Southeast Asia. He is an entrepreneur and venture investor who has participated in several notable emerging technology company successes, including LinkExchange, Zappos.com, Xythos Software and TellMe Networks. He is a graduate of Princeton University.

        Thomas L. Patterson, 66, has served as a director since organization of the Bank in 2007. Mr. Patterson practiced commercial and real estate law and general business law in Virginia, Maryland, and the District of Columbia for over 30 years until his retirement in 2010. He graduated magna cum laude from Bucknell University, and is a graduate of the Georgetown University Law Center. Mr. Patterson was an organizing director, board member and member of the audit committee of James Monroe Bank from 1998 until its sale to Mercantile Bankshares Corporation in 2006.

        David W. Pijor, 65, has served as Chairman and Chief Executive Officer since the organization of the Bank in 2007, and also served as President from 2014 to 2017. Mr. Pijor was the founding Chairman of the board of directors of James Monroe Bank and was instrumental in guiding James Monroe Bank through all stages of its successful history, from its initial organization through its sale to Mercantile Bankshares Corporation. Prior to becoming Chairman and Chief Executive Officer, Mr. Pijor was an attorney practicing corporate and tax law in Fairfax, Virginia for over 29 years. Mr. Pijor graduated from the University of Michigan, with honors in economics with high distinction and is a graduate of Georgetown University Law Center.

        Devin Satz, 65, has served as a director since the organization of the Bank in 2007. Mr. Satz, currently retired, was the founder and, until its sale to IMS Health Incorporated in 2005, the President and Chief Executive Officer of Synchronous Knowledge, Inc., a health service research company analyzing electronic medical records for, among other clients, the U.S. Air Force. In 2016, Mr. Satz cofounded Drey Capital Group LLC to make the benefits of captive insurance available to small and mid-sized businesses. Among Mr. Satz's academic achievements are degrees in biology and electrical engineering from Case Western Reserve University and Cleveland State University and a master's degree in biomedical engineering from Duke University.

        Lawrence W. Schwartz, 64, has served as a director since the organization of the Bank in 2007. Mr. Schwartz is a certified public accountant who has operated CPA firms since 1984, and has been a partner with PBMares LLP, an accounting and business advisory firm, and its predecessor firms since 2013. Mr. Schwartz was a founding director and Chair of the audit committee for BankAnnapolis from 1990 until its sale in 2013. He also served from 1997 to 2014 as an adjunct professor of accountancy at George Washington University. He received his BS in Business at the University of Florida and an MBA from The George Washington University.

        Sidney G. Simmonds, 61, joined the board of directors in 2012 as a result of the Bank's acquisition of 1st Commonwealth Bank of Virginia in October 2012, where he was Chairman of the Board of Directors. Mr. Simmonds has been the President of Simmonds & Klima, Ltd., a Certified Public Accounting and business consulting firm in Arlington, Virginia since 1981. Mr. Simmonds is Vice Chairman of the Virginia Hospital Center Health Care System.

        Daniel M. Testa, 71, has served as a director since the organization of the Bank in 2007. Mr. Testa was previously the owner, President and Chief Executive Officer of TCI, a leading full service voice and data systems integration company, serving the Washington, D.C. metropolitan area since 1980 until its sale in 2016 and has since served as a consultant for TCI's executive team. Mr. Testa has been the Chairman and Chief Executive Officer of People 2 People of D.C., LLC, an Executive Level Networking/Consulting firm since 2015. Mr. Testa graduated from Quinnipiac University with a Bachelor of Science in marketing.

        Philip R. Wills, III ("Trey"), 51, has served as a director since 2010. Mr. Wills is a third generation real estate developer based in the Washington, D.C. metro area with Wills Companies where he has been Principal since its formation in 1992. Mr. Wills brings more than 30 years of real estate knowledge to the Bank. His broad range of expertise includes project financing, land development, property sales and acquisitions, leasing, property management and construction management, across all market segments.

        Steven M. Wiltse, CPA, 61, joined the board of directors in 2017. Mr. Wiltse has been a retired Partner of BDO USA, LLP since 2014 and previously a Partner with the public accounting firm Argy, Wiltse, Robinson, P.C., from its organization in 1991 until to its acquisition by BDO USA, LLP. in November 2012, He served as a board member of Cardinal Bank from 2012 until 2017 when it was acquired by United Bank, and was also a director of EagleBank from 2010 to 2011.

        Prospective Director.    Set forth below is information about the director of Colombo who will become a director of FVCb and FVCbank upon completion of the merger, subject to any required regulatory approval.

        Morton A. Bender, 85, is Chairman of the Board, President and principal owner of Colombo. Mr. Bender, retired from active employment, also is a real estate developer, investor and philanthropist. As a director, Mr. Bender brings extensive experience in real estate, investment and general business matters with strong ties to the Washington, D.C. area business community. Mr. Bender has been a director of Colombo since 2002 and was a director of Independence Federal Savings Bank and, jointly with his spouse, was the majority stockholder of Independence Federal Savings Bank prior to its merger with Colombo in November 2013.

        Executive Officers Who Are Not Directors.    The following information is provided with respect to the current and prospective executive officers of FVCB and FVCbank who are not directors.

Name	Age	Position
William G. Byers	56	Chief Lending Officer and Executive Vice President of FVCB and FVCbank
Jennifer L. Deacon	44	Chief Financial Officer and Executive Vice President of FVCB and FVCbank
B. Todd Dempsey	60	Chief Operating Officer and Executive Vice President of FVCB and FVCbank
Sharon L. Jackson	58	Chief Deposit Officer and Executive Vice President of FVCB and FVCbank
Michael G. Nassy	43	Executive Vice President and Chief Credit Officer of FVCB and FVCbank
Gilbert F. Kennedy, III	59	Prospective—Executive Vice President—Market President Washington, D.C./Maryland(1)

        Background and Experience of Executive Officers.    Set forth below is a description of the principal occupation and business experience of each of the executive officers of FVCB and FVCbank who are not directors. Except as expressly indicated below, each person has been engaged in his or her principal occupation for at least five years.

        William G. Byers serves as Executive Vice President and Chief Lending Officer of FVCB and FVCbank. Prior to joining FVCbank in 2011, Mr. Byers worked with Middleburg Bank, Wachovia Bank and Citibank in the area of commercial real estate finance. Mr. Byers holds a BA in Political Science from Pennsylvania State University and an MS in Business Administration from Strayer University in Washington, D.C. Mr. Byers serves as Director of the Loudoun County Economic Development Authority and Loudoun Water.

        Jennifer L. Deacon has served as Executive Vice President and Chief Financial Officer of FVCB and FVCbank since September 2017. Prior to joining FVCB, she served as Executive Vice President and Chief Accounting Officer of Cardinal Financial Corporation, and its subsidiary, Cardinal Bank, McLean, Virginia since June 2013. Ms. Deacon served in progressively senior roles at Cardinal Bank since joining that institution in 1998. Ms. Deacon is a licensed CPA and holds a BS in Accounting and an Executive MBA from George Mason University.

        B. Todd Dempsey currently serves as Executive Vice President and Chief Operating Officer of FVCB and FVCbank. A founding Officer of FVCbank, Mr. Dempsey oversees the support functions of FVCbank including IT, deposit operations, compliance and facilities management. During his 37-year banking career, Dempsey served in various management and credit related functions, last as Senior Vice President at United Bank. An active community member, Dempsey enjoys coaching youth sports and supporting Rotary International activities.

        Sharon L. Jackson currently serves as Executive Vice President and Chief Deposit Officer of FVCB and FVCbank, leading the retail, business development and cash management teams. Prior to joining FVCbank in 2016, Ms. Jackson held various positions with Virginia financial institutions but most recently served as Executive Vice President, Director of Business Development for MainStreet Bank from 2009 until 2016. She currently serves on the board of directors of the Central Fairfax Chamber of Commerce and on the board of Foundation Fighting Blindness. Ms. Jackson is a graduate of University of Virginia Bankers School of Bank Management and ICBA Executive Leadership Program.

        Michael G. Nassy serves as Chief Credit Officer and Executive Vice President of FVCB and FVCbank. Prior to joining FVCbank in 2012, Mr. Nassy worked at City First Bank of D.C. N.A., National Cooperative Bank, and Wachovia Bank. Mr. Nassy is responsible for setting the credit culture for FVCbank and overseeing all credit-related activities and loan policies and procedures. Mr. Nassy holds a BS in Management from St. John's University and serves as an honorary board member for N Street Village and incoming board member for The Risk Management Association.

        Prospective Executive Officer.    Set forth below is information about the executive officer of Colombo who will become an executive officer of FVCB and FVCbank following completion of the merger, subject to any required regulatory approval.

        Gilbert F. Kennedy, III, serves as President and Chief Executive Officer of Colombo, a position that he has held since July 2012. Mr. Kennedy is a 38-year veteran of the banking industry. Prior to joining Colombo, Mr. Kennedy served as Chief Special Asset Officer of Essex Bank, where he was instrumental in Essex Bank's efforts to be relieved of their written agreement with the Federal Reserve. Mr. Kennedy held senior level positions at Bay National Bank (June 2005 to October 2009), Susquehanna Bank (February 2002 to December 2004), Provident Bank (January 1998 to February 2002) and Signet Bank (1980 to 1997). Mr. Kennedy is knowledgeable in all aspects of commercial and real estate lending, equipment finance, asset-backed lending and problem asset resolution work. Mr. Kennedy received his BA and MBA from Loyola University Maryland. Mr. Kennedy has been a director of Colombo since 2012. Upon consummation of the merger, Mr. Kennedy will serve as FVCbank's Executive Vice President—Market President Washington, D.C./Maryland.

Executive Compensation

        As an emerging growth company under the JOBS Act, FVCB has opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which permit it to limit reporting of compensation disclosure to FVCB principal executive officer and FVCB's two other most highly compensated executive officers, which are referred to as the "named executive officers."

        FVCB's named executive officers are:

  •
  David W. Pijor, Chairman and Chief Executive Officer;

  •
  Patricia A. Ferrick, President; and

  •
  B. Todd Dempsey, Executive Vice President and Chief Operating Officer.

        The following table sets forth certain information with respect to the compensation paid to FVCB's named executive officers for the fiscal years ended December 31, 2017 and December 31, 2016.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	All Other Compensation(3)	Total
David W. Pijor,	2017	$505,833	$550,000	$157,950	$—	$43,478	$1,257,261
Chief Executive Officer	2016	451,667	460,000	—	177,969	29,890	1,119,526
Patricia A. Ferrick,	2017	288,375	75,000	105,300	—	8,197	476,872
President(4)	2016	241,665	50,000	—	67,627	8,756	368,048
B. Todd Dempsey,	2017	257,133	60,000	87,750	—	9,127	414,010
EVP & Chief Operating	2016	229,162	40,000	—	49,831	6,797	325,790
Officer

(1)
Represents the grant date fair value of awards of time vested restricted stock units granted on December 22, 2017 for performance during the year indicated. The fair value of $17.55 was determined in accordance with FASB ASC Topic 718, based on the closing price on December 22, 2017.

(2)
Represents the grant date fair value of awards of options for performance during the year indicated, calculated using a Black-Scholes option pricing model. For information regarding the assumptions used in calculating grant date fair value, please refer to Notes 1 and 14 to FVCB's consolidated financial statements for the year ended December 31, 2017.

(3)
Other compensation consisted of the following items:

Name	Year	Car Allowance	Insurance Premiums	401(k) Matching Contributions	Total
David W. Pijor	2017	$12,000	$22,028	$9,450	$43,478
	2016	12,000	14,056	3,834	29,890
Patricia A. Ferrick	2017	—	1,006	7,191	8,197
	2016	—	483	8,273	8,756
B. Todd Dempsey	2017	—	1,441	7,686	9,127
	2016	—	851	5,946	6,797
(4)
Ms. Ferrick was promoted to her current position in June 2017.

Narrative Discussion of Summary Compensation Table

        Over the last several years, FVCB has compensated its named executive officers through a combination of base salary, cash bonuses, equity based instruments, including stock option awards and restricted stock units, and other benefits including perquisites. Each of FVCB's named executive officers has substantial responsibilities in connection with the day-to-day operations of FVCbank. The compensation of the named executive officers in the Summary Compensation Table is not necessarily indicative of how FVCB will compensate its named executive officers in the future. FVCB plans to continue to review, evaluate and modify its compensation framework to ensure that its executive officer compensation packages remain competitive, achieve FVCB's desired goals and remain consistent with FVCB's compensation philosophy.

        Base Salary.    The base salary of FVCB's Chief Executive Officer has historically been reviewed and set annually by the Compensation Committee of the board as part of FVCB's performance review process. In establishing the base salary for the Chief Executive Officer, FVCB's board has relied on external market data obtained from outside sources. In addition to considering the information from such sources, the board has considered the Chief Executive Officer's:

  •
  scope of responsibility;

  •
  years of experience;

  •
  the types and amount of the elements of compensation to be paid; and

  •
  individual performance and contributions to FVCB's performance, including leadership and team work.

        FVCB's financial performance and performance with respect to other aspects of its operations, such as growth, asset quality, profitability and other matters, including the status of FVCB's relationship with the banking regulatory agencies are also an important considerations in the Chief Executive Officer's compensation.

        Previously, the compensation of FVCB's other executive officers, including the named executive officers other than Mr. Pijor and, since her promotion to President, Ms. Ferrick, was recommended to the board of directors by Mr. Pijor and Ms. Ferrick. Prior to Ms. Ferrick's promotion, the compensation of other executive officers was recommended to the board of directors by Mr. Pijor. Following completion of the merger, the Compensation Committee of FVCB's board of directors will recommend to the board of directors the compensation of all executive officers, with input from Mr. Pijor and Ms. Ferrick.

        Mr. Pijor, Ms. Ferrick and Mr. Dempsey are currently entitled to annual base salaries of $590,000, $340,000 and $272,646, respectively.

        Cash Bonuses.    The named executive officers are eligible to receive an annual cash bonus. These bonuses are intended to recognize and reward those named executive officers who contribute meaningfully to FVCB's performance for the year. These bonuses are subject to the discretion of the board of directors each year as to whether and in what amounts they will be paid. Generally, payment of a bonus is contingent upon the performance of the named executive officer and the overall performance of FVCbank, including, generally, the satisfaction of minimum performance levels, below which no award will be made.

        2008 Plan.    FVCB maintains the Amended and Restated 2008 Stock Incentive Plan, or the 2008 Plan, which was adopted by FVCbank and assumed by FVCB in connection with the formation of the holding company, to attract, retain, and motivate key officers and directors by providing them with a stake in the success of FVCB as measured by the value of its shares.

        The purpose of the 2008 Plan is to advance the interests of FVCB by providing directors and selected key employees with the opportunity to acquire shares of common stock. By encouraging such stock ownership, FVCB seeks to attract, retain and motivate the best available personnel for positions of substantial responsibility and to provide additional incentive to directors and key employees to promote the success of the business as measured by the value of its shares, and to increase the commonality of interests among directors, key employees and other shareholders.

        Under the 2008 Plan, incentive stock options, or ISOs, non-incentive stock options, or Non-ISOs and together with ISOs, options, shares of restricted stock and restricted stock units may be awarded to such officers and employees as the Compensation Committee may designate, and Non-ISOs, shares of restricted stock and restricted stock units may be awarded to directors.

        The 2008 Plan provides for the issuance of up to 2,729,296 shares of common stock. The total number of shares subject to issuance under the plan (excluding 425,772 shares subject to exercised options) is 2,297,716 , representing approximately 20.8% of the number of shares currently outstanding assuming the issuance of all shares subject to the 2008 Plan. As of June 30, 2018, options to purchase 1,991,363 shares of common stock were outstanding under the 2008 Plan, of which 1,729,092 were currently exercisable, and unvested awards of 65,475 restricted stock units were outstanding. Additionally, options to acquire 48,852 shares were outstanding under the option plan FVCB assumed in connection with the acquisition of 1st Commonwealth Bank of Virginia.

        401(k) Plan.    FVCB's 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees with the opportunity to save for retirement on a tax-favored basis. The named executive officers, all of whom were eligible to participate in the 401(k) Plan during 2017 and 2016, may elect to participate in the 401(k) Plan on the same basis as all other employees. FVCB has elected a safe harbor 401(k) Plan and as such makes matching contributions of up to 100% of employee salary contribution deferrals up to 1% of pay and 50% of employee salary contributions that exceed 1% but do not exceed 6%, subject to a cap of $55 thousand for any employee in 2018. An employee must contribute to receive the matching contribution.

        Health and Welfare Benefits.    The named executive officers are eligible to participate in the same benefit plans designed for all of FVCB's eligible full-time and part-time employees, including health, dental, vision, disability and basic group life insurance coverage. The purpose of FVCB's employee benefit plans is to help FVCB attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by competitors.

        Perquisites.    FVCB provides its named executive officers with a limited number of perquisites that it believes are reasonable and consistent with its overall compensation program to better enable it to attract and retain superior employees for key positions. Please refer to the Summary Compensation Table for a description of the types of perquisites provide to named executive officers.

        FVCB does not maintain any: defined benefit retirement plans; any nonqualified deferred compensation programs or arrangements; or any non-equity incentive plans or compensation programs; for the benefit of the named executive officers or in which they may participate.

Outstanding Equity Awards at Year End

        The following table sets forth, on an award by award basis, information concerning all awards of stock options, and unvested restricted stock and restricted stock units held by named executive officers at December 31, 2017. All options were granted with an exercise price of 100% of market value as determined in accordance with the 2008 Plan. The number of shares subject to each award and the exercise price have been adjusted to reflect all stock dividends, and stock splits effected after the date of such award, but have not otherwise been modified.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(7)	Market Value of Shares or Units of Stock That Have Not Vested(8)
David W. Pijor	78,125	—		$5.12	6/26/2018	9,000	$157,680
	34,178	—		6.40	3/1/2021
	48,827	—		6.91	3/1/2022
	68,358	—		7.17	3/1/2023
	78,125	—		6.95	6/26/2024
	39,062	39,063	(1)	8.56	3/1/2025
	19,531	58,594	(2)	11.52	5/19/2026
Patricia A. Ferrick	10,507	—		$5.12	6/26/2018	6,000	$105,120
	13,671	—		6.40	3/1/2021
	23,437	—		6.91	3/1/2022
	27,343	—		7.17	3/1/2023
	27,343	—		6.95	6/26/2024
	15,625	15,625	(3)	8.56	3/1/2025
	7,241	22,446	(4)	11.52	5/19/2026
B. Todd Dempsey	13,671	—		$5.12	6/26/2018	5,000	$87,600
	13,671	—		6.40	3/1/2021
	23,437	—		6.91	3/1/2022
	25,390	—		7.17	3/1/2023
	25,390	—		6.95	6/26/2024
	13,671	13,672	(5)	8.56	3/1/2025
	5,468	16,407	(6)	11.52	5/19/2026

(1)
These stock option awards were granted on March 1, 2015. Each award vests annually with respect to 19,531 additional shares or 25% per year on the anniversary of the grant date, provided he remains employed with FVCB.

(2)
These stock option awards were granted on May 19, 2016. Each award vests annually with respect to 19,531 additional shares or 25% per year on the anniversary of the grant date, provided he remains employed with FVCB.

(3)
These stock option awards were granted on March 1, 2015. Each award vests annually with respect to 7,812 additional shares or 25% per year on the anniversary of the grant date, provided she remains employed with FVCB.

(4)
These stock option awards were granted on May 19, 2016. Each award vests annually with respect to 7,421 additional shares or 25% per year on the anniversary of the grant date, provided she remains employed with FVCB.

(5)
These stock option awards were granted on March 1, 2015. Each award vests annually with respect to 6,835 additional shares or 25% per year on the anniversary of the grant date, provided he remains employed with FVCB.

(6)
These stock option awards were granted on May 19, 2016. Each award vests annually with respect to 5,468 additional shares or 25% per year on the anniversary of the grant date, provided he remains employed with FVCB.

(7)
Each of the named executive officers received restricted stock units during 2017. The grant date for the restricted stock units to each of the named executive officers is December 22, 2017. The vesting period for each of the restricted stock units is 25% per year on the anniversary of the grant over the next four years.

(8)
Based on the $17.52 closing price of the common stock on December 29, 2017.

Employment Agreements, Change in Control Agreements and Benefit Plans

  Employment Agreement.

        FVCbank and Mr. Pijor have entered into an employment agreement dated as of October 1, 2014, pursuant to which he serves in his capacity as Chief Executive Officer of FVCbank. The current term of the agreement extends until October 1, 2018. The term will automatically renew for successive one year terms unless either Mr. Pijor or FVCbank gives written notice, at least 120 days before the end of the then current term, of an intent not to renew, or if the agreement is otherwise terminated early. Under the agreement, Mr. Pijor receives a current base salary of $590,000 and a bonus based upon a combination of personal performance and FVCbank performance goals, as determined by the board of directors. In the event of termination of the Agreement as a result of death or disability, Mr. Pijor or his estate would, for six months following his termination, be entitled to all compensation and benefits which Mr. Pijor would be entitled to receive absent such termination. Mr. Pijor is entitled to participate in FVCB's generally available benefit plans, a monthly car allowance of $1,000, and $1,000,000 of bank paid life insurance.

        In the event of a termination of the agreement by FVCbank without cause, as defined in the agreement, and subject to his timely execution and delivery of a general release, and to his continued compliance with certain noncompetition and nonsolicitation provisions of the agreement, Mr. Pijor would be entitled to receive salary at his then current rate and payment of his health insurance premiums under COBRA, to the extent he is eligible for such benefits, for a period of two years. In the event that Mr. Pijor's employment is terminated without cause within 120 days immediately prior to and in conjunction with a change in control or within 12 months following consummation of a change in control, or if he terminates his employment within 12 months following consummation of a change in control, because his compensation, benefits, title, duties, responsibilities or position have been materially reduced such that he is not in a comparable position (with materially comparable compensation, benefits, title, duties, responsibilities or position, or is not located within 50 miles of his primary worksite) to the position he held immediately prior to the change in control, then, subject to his timely execution and delivery of a general release, Mr. Pijor would be entitled to receive a lump-sum cash payment equal to 2.99 times the sum of his salary at the highest rate in effect during the 12 months immediately preceding his termination date and cash bonuses received during the 12 months immediately preceding his termination date, subject to reduction to avoid such payments being excess parachute payments.

        Mr. Pijor's agreement contains post-employment noncompetition and nonsolicitation restrictions. Under such provisions, for a period of two years following his termination or the expiration of the agreement, Mr. Pijor is prohibited, absent the prior approval of a majority of the board of directors, from providing any advice, assistance or services to any competitive business or to any person that is attempting to form or acquire a competitive business if such competitive business operates, or is planning to operate, any office, branch or other facility that is, or is proposed to be, located within a 25 mile radius of FVCbank's headquarters or any branch or office, in any capacity, whether as a proprietor, owner, agent, officer, director, shareholder, organizer, partner, principal, manager, member, employee, contractor, consultant or otherwise. During such period, he also agrees that he will not directly or indirectly, for himself or any other person, in any capacity, induce or attempt to induce any customer, supplier, officer, director, employee, contractor, consultant, agent or representative of, or any other person that has a business relationship with any FVCbank entity, to discontinue, terminate or reduce the extent of its, his or her relationship with any FVCbank entity or to take any action that would disrupt or otherwise be disadvantageous to any such relationship; solicit any customer for the purpose of providing any competitive products or services; or solicit any employee to commence employment with, become a consultant or independent contractor to or otherwise provide services for the benefit of any other competitive business.

  Change in Control Agreement.

        FVCB and Ms. Ferrick have entered into a Change in Control Agreement dated as of March 9, 2018. The term of the agreement is three years, and renews on each anniversary of the date of the agreement for an additional one year, unless either party give prior notice of an intention not to renew. In the event that Ms. Ferrick's employment is terminated without cause (as defined in the agreement) beginning on the earlier of (i) the date FVCB enters into a definitive agreement for a transaction which would if consummated constitute a change in control, or (ii) three months prior the effectiveness of a change in control, and ending one year after the effectiveness of the change in control, or if (x) as of the effective date of the change in control, Ms. Ferrick has not been offered a position with the surviving or resulting entity following the change in control that is at least comparable (including materially comparable compensation, benefits, title, duties, responsibilities or position, and is located within 35 miles of her primary worksite) to the position she held immediately prior to the effectiveness of the change in control, and (y) she does not accept a position with the surviving or resulting entity which is not a comparable position (other than a temporary position or consulting arrangement with a term of not more than 180 days following the effectiveness of the change in control), then subject to timely execution and delivery of a general release, Ms. Ferrick would be entitled to receive a lump-sum cash payment equal to 1.99 times the sum of (a) her then current base salary and (b) cash bonuses received during the twelve month period immediately preceding her last day of employment, and twelve months of health insurance premiums, subject to reduction to avoid such payments being excess parachute payments.

        Ms. Ferrick's agreement contains post-employment noncompetition and nonsolicitation restrictions. Under such provisions, for a period of one year following her termination or the expiration of the agreement, Ms. Ferrick is prohibited, absent the prior approval of a majority of the board of directors, from providing any advice, assistance or services to any competitive business or to any person that is attempting to form or acquire a competitive business if such competitive business operates, or is planning to operate, any office, branch or other facility that is, or is proposed to be, located within a 25 mile radius of FVCbank's headquarters or any branch or office, in any capacity, whether as a proprietor, owner, agent, officer, director, shareholder, organizer, partner, principal, manager, member, employee, contractor, consultant or otherwise. During such period, she also agrees that she will not directly or indirectly, for herself or any other person, in any capacity, induce or attempt to induce any customer, supplier, officer, director, employee, contractor, consultant, agent or representative of, or any other person that has a business relationship with any FVCbank entity, to discontinue, terminate or reduce the extent of its, his or her relationship with any FVCbank entity or to take any action that would disrupt or otherwise be disadvantageous to any such relationship; solicit any customer for the purpose of providing any competitive products or services; or solicit any employee to commence employment with, become a consultant or independent contractor to or otherwise provide services for the benefit of any other competitive business.

Director Compensation

        The following table sets forth information regarding compensation paid to non-employee directors of FVCB during the year ended December 31, 2017 for service as members of FVCB's and FVCbank's boards of directors and committees. Members of the board of directors who are employees do not receive additional cash compensation for service on the board of directors.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	All Other Compensation	Total
L. Burwell Gunn	$46,383	$28,080	$—	$74,463
Scott Laughlin	45,733	28,080	—	73,813
Thomas L. Patterson	48,583	28,080	—	76,663
Devin Satz	45,383	28,080	—	73,463
Lawrence W. Schwartz	48,333	28,080	—	76,413
Sidney G. Simmonds	44,733	28,080	—	72,813
Daniel M. Testa	44,883	28,080	—	72,963
Philip R. Wills, III	45,933	28,080	—	74,013
Steven Wiltse	14,667	28,080	—	42,747

(1)
Represents the grant date fair value of 1,600 restricted stock units awarded during 2017, based on the closing price for the common stock of $17.55 on December 22, 2017. At December 31, 2017, the non-employee directors each had unvested awards of 1,600 restricted stock units. At December 31, 2017, the non-employee directors had outstanding option awards, vested and unvested, to purchase shares of common stock, and in the case of Mr. Simmonds, warrants, as follows: Mr. Gunn—107,507 shares; Mr. Laughlin—105,973 shares; Mr. Patterson—110,655 shares; Mr. Satz—116,028 shares; Mr. Schwartz—93,836 shares; Mr. Simmonds—74,999 shares; Mr. Testa—125,111 shares; Mr. Wills—107,144 shares; Mr. Wiltse—0 shares.

        During 2017, each non-employee director received as cash compensation for service as a member of FVCB and FVCbank boards of directors: (i) an annual retainer of $32,000; (ii) a payment for attendance at each board meeting of $800; and (iii) payments for attendance at each Director Loan Committee, Audit Committee, Asset-Liability Management Committee and Compensation Committee of $350, $300 ($400 for Committee Chairperson), $200 and $1,000, respectively. For 2018, non-employee directors are entitled to receive compensation as follows: (i) an annual retainer of $35,000; (ii) a payment for attendance at each board meeting of $800; and (iii) payments for attendance at each Director Loan Committee, Audit Committee, Asset-Liability Management Committee and Compensation Committee of $350, $300 ($400 for Committee Chairperson), $200 and $1,000 ($2,000 for Committee Chairperson), respectively.

Certain Relationships and Related Transactions

        FVCbank has had, and expects to have in the future, banking transactions in the ordinary course of business with some of FVCB's directors, executive officers, and their associates. All of such transactions have been on substantially the same terms, including interest rates, maturities and collateral requirements as those prevailing at the time for comparable transactions with non-affiliated persons and did not involve more than the normal risk of collectability or present other unfavorable features. Loans to insiders and their related interests require approval by the FVCbank board of directors, with any interested director not participating. FVCB also applies the same standards to any other transaction with an insider. Additionally, loans and other related party transactions involving FVCB directors must be reviewed and approved by the Audit Committee.

        The maximum aggregate amount of loans (including lines of credit) to officers, directors and affiliates of FVCB and their related interests during the year ended December 31, 2017 amounted to $11.5 million, representing approximately 11.7% of FVCB's total shareholders' equity at December 31, 2017. In the opinion of the board of directors, the terms of these loans are no less favorable to FVCbank than terms of the loans from FVCbank to unaffiliated parties. On December 31, 2017, $9.0 million of loans were outstanding to individuals who, during 2017, were officers, directors or affiliates of FVCB. At the time each loan was made, management believed that these loans involved no more than the normal risk of collectability and did not present other unfavorable features. None of such loans were reported as a nonaccrual, past due, troubled debt restructuring or potential problem loan in FVCB's financial statement for the year ended December 31, 2017.

Compensation Committee Interlocks and Insider Participation

        Following completion of the merger, none of the members of FVCB's Compensation Committee will be or will have been an officer or employee of FVCB or any of its subsidiaries. In addition, none of FVCB's executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of FVCB's directors or on its Compensation Committee.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FVCB

        The following presents management's discussion and analysis of FVCB's consolidated financial condition and the results of FVCB's operations. This discussion should be read in conjunction with FVCB's consolidated financial statements and the notes thereto appearing elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management's expectations. Factors that could cause such differences are discussed in the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." FVCB assumes no obligation to update any of these forward-looking statements, except to the extent required by law. In this discussion, all references to per share data of FVCB for periods ending on or before June 30, 2017 have been adjusted to reflect a 5 for 4 stock split in the form of a 25% stock dividend paid on September 25, 2017.

Overview

        FVCB is a bank holding company headquartered in Fairfax County, Virginia. FVCB's sole subsidiary, FVCbank was formed in November 2007 as a community-oriented, locally-owned and managed commercial bank under the laws of the Commonwealth of Virginia. FVCbank has six banking offices located in Northern Virginia. FVCbank offers a wide range of traditional bank loan and deposit products and services to both commercial and retail customers. Its commercial relationship officers focus on attracting small and medium sized businesses, commercial real estate developers and builders, including government contractors, non-profit organizations, and professionals. FVCbank's approach to its market features competitive customized financial services offered to customers and prospects in a personal relationship context by seasoned professionals.

        Net interest income is FVCbank's primary source of revenue. FVCbank defines revenue as net interest income plus noninterest income. As discussed further in "Quantitative and Qualitative Disclosures About Market Risk," FVCbank manages its balance sheet and interest rate risk exposure to maximize, and concurrently stabilize, net interest income. FVCbank does this by monitoring its liquidity position and the spread between the interest rates earned on interest-earning assets and the interest rates paid on interest-bearing liabilities. FVCbank attempts to minimize its exposure to interest rate risk, but are unable to eliminate it entirely. In addition to managing interest rate risk, FVCbank also analyzes its loan portfolio for exposure to credit risk. Loan defaults and foreclosures are inherent risks in the banking industry, and FVCbank attempts to limit its exposure to these risks by carefully underwriting and then monitoring extensions of credit. In addition to net interest income, noninterest income is a complementary source of revenue, and includes, among other things, service charges on deposits and loans, merchant services fee income, insurance commission income, income from bank owned life insurance, or BOLI, and gains and losses on sales of investment securities available-for-sale.

Critical Accounting Policies

General

        The accounting principles FVCB applies under GAAP are complex and require management to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions, judgments and estimates when applying these principles where precise measurements are not possible or practical. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such judgments, assumptions and estimates may have a significant impact on the consolidated financial statements. Actual results, in fact, could differ from initial estimates.

        The accounting policies FVCB views as critical are those relating to judgments, assumptions and estimates regarding the determination of the allowance for loan losses, the fair value measurements of certain assets and liabilities, accounting for economic hedging activities, and accounting for other real estate owned.

Allowance for Loan Losses

        FVCbank maintains the allowance for loan losses at a level that represents management's best estimate of known and inherent losses in FVCbank's loan portfolio. Both the amount of the provision expense and the level of the allowance for loan losses are impacted by many factors, including general and industry-specific economic conditions, actual and expected credit losses, historical trends and specific conditions of individual borrowers. Unusual and infrequently occurring events, such as weather-related disasters, may impact FVCbank's assessment of possible credit losses. As a part of FVCbank's analysis, it uses comparative peer group data and qualitative factors such as levels of and trends in delinquencies, nonaccrual loans, charged-off loans, changes in volume and terms of loans, effects of changes in lending policy, experience and ability and depth of management, national and local economic trends and conditions and concentrations of credit, competition, and loan review results to support estimates.

        The allowance for loan losses is based first on a segmentation of the loan portfolio by general loan type, or portfolio segments. Certain portfolio segments are further disaggregated and evaluated collectively for impairment based on class segments, which are largely based on the type of collateral underlying each loan. For purposes of this analysis, FVCbank categorizes loans into one of five categories: commercial and industrial, commercial real estate, commercial construction, consumer residential, and consumer nonresidential loans. Typically, financial institutions use their historical loss experience and trends in losses for each loan category which are then adjusted for portfolio trends and economic and environmental factors in determining their allowance for loan losses. Since FVCbank's inception in 2007, it has experienced minimal loss history within its loan portfolio. Because of this, FVCbank's allowance model uses the average loss rates of similar institutions (FVCbank's custom peer group) as a baseline which is then adjusted based on FVCbank's particular qualitative loan portfolio characteristics and environmental factors. The indicated loss factors resulting from this analysis are applied for each of the five categories of loans.

        FVCbank's peer group is defined by selecting commercial banking institutions of similar size within Virginia, Maryland, and the District of Columbia. This is known as FVCbank's custom peer group. The commercial banking institutions comprising the custom peer group can change based on certain factors including but not limited to the characteristics, size, and geographic footprint of the institution. FVCbank has identified 28 banks for its custom peer group which are within $200 million to $3 billion in total assets, the majority of whom are geographically concentrated in the Washington, D.C. metropolitan area in which FVCbank operates, as this area has experienced more stable economic conditions than many other areas of the country. These baseline peer group loss rates are then adjusted based on an analysis of FVCbank's loan portfolio characteristics, trends, economic considerations and other conditions that should be considered in assessing FVCbank's credit risk. FVCbank's peer loss rates are updated on a quarterly basis.

        The allowance for loan losses consists of specific and general components. The specific component relates to loans that are determined to be impaired and, therefore, individually evaluated for impairment. FVCbank individually assign loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral value if the loan is collateral dependent. FVCbank evaluates the impairment of certain loans on a loan by loan basis for those loans that are adversely risk rated. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are discounted at the loan's effective interest rate, or measured on an observable market value, if one exists, or the fair value of the collateral underlying the loan, discounted to consider estimated costs to sell the collateral for collateral-dependent loans. If the net collateral value is less than the loan balance (including accrued interest and any unamortized premium or discount associated with the loan) FVCbank recognizes an impairment and establishes a specific reserve for the impaired loan.

        Credit losses are an inherent part of FVCbank's business and, although FVCbank believes the methodologies for determining the allowance for loan losses and the current level of the allowance are appropriate, it is possible that there may be unidentified losses in the portfolio at any particular time that may become evident at a future date pursuant to additional internal analysis or regulatory comment. Additional provisions for such losses, if necessary, would be recorded, and would negatively impact earnings.

Fair Value Measurements

        FVCB determines the fair values of financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. FVCB's investment securities available-for-sale are recorded at fair value using reliable and unbiased evaluations by an industry-wide valuation service. This service uses evaluated pricing models that vary based on asset class and include available trade, bid, and other market information. Generally, the methodology includes broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs. Methods used to estimate fair value do not necessarily represent an exit price. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable.

Other Real Estate Owned

        Real estate acquired through, or in lieu of, foreclosure is held for sale and is stated at fair value of the property, less estimated disposal costs, if any. Any excess of cost over the fair value less costs to sell at the time of acquisition is charged to the allowance for loan losses. The fair value is reviewed periodically by management and any writedowns are charged against current earnings. Accounting policy and treatment is consistent with accounting for impaired loans described above.

Financial Overview

        For the three and six months ended June 30, 2018 and the year ended December 31, 2017, FVCbank experienced record growth as FVCbank continues to expand its market area through organic growth, capitalizing on market disruption as a result of recent merger activity.

  •
  Total assets increased to $1.14 billion compared to $970.9 million as of June 30, 2018 and 2017, respectively, an increase of $168.6 million, or 17.4%. From December 31, 2016 to December 31, 2017, total assets increased $143.9 million, or 15.8%, as FVCbank surpassed $1 billion in total assets, ending at $1.05 billion as of December 31, 2017.

  •
  Total loans, net of deferred fees, increased $157.1 million, or 19.7%, from June 30, 2017 to June 30, 2018. Asset quality remains strong with nonperforming loans and loans past due 90 days or more as a percentage of total assets being 0.08% at June 30, 2018, compared to 0.30% at June 30, 2017. Total loans, net of deferred fees, were $888.7 million at December 31, 2017 compared to $768.1 million at December 31, 2016, an increase of 15.7%.

  •
  Total deposits increased $152.5 million, or 17.8%, from June 30, 2017 to June 30, 2018. FVCB's increase in deposits is a result of several targeted promotions in addition to continued growth in core deposits and reflects a reduction in wholesale deposits. Total deposits increased $152.2 million to end at $928.2 million at December 31, 2017, an increase of 19.6% as compared to December 31, 2016.

  •
  Tangible book value per share at June 30, 2018 was $9.38, an increase from $9.03 at December 31, 2017 and $8.31 at June 30, 2017.

  •
  Net income was $3.1 million for the three months ended June 30, 2018 compared to $2.1 million for the same period of 2017. For the six months ended June 30, 2018 and 2017, net income was $6.1 million and $4.5 million, respectively. FVCB's 2018 results were impacted by additional expenses related to the merger totaling $397 thousand for each of the three and six months ended June 30, 2018. Excluding these merger-related expenses, FVCB would have recorded income of $3.4 million and $6.4 million for the three and six months ended June 30, 2018, respectively. For a reconciliation of these ratios as adjusted to exclude the effect of these merger-related expenses, please refer to "Selected Historical Financial Data of FVCB—Non-GAAP Financial Measures."

  •
  For the year ended December 31, 2017, FVCbank recorded net income of $7.7 million, compared to $6.9 million for the year ended December 31, 2016. FVCbank's 2017 results were impacted by the revaluation of FVCbank's net deferred tax assets as a result of the enactment of the 2017 Tax Act. As a result of the revaluation of FVCbank's net deferred tax assets, FVCbank recorded an additional $2.0 million in provision for income tax expense for 2017. Excluding this additional provision for income taxes, FVCbank would have recorded net income of $9.7 million, or $0.84 per diluted common share, for the year ended December 31, 2017. For a reconciliation of these ratios as adjusted to exclude the effect of the 2017 Tax Act, please refer to "Selected Historical Financial Data of FVCB—Non-GAAP Financial Measures."

Results of Operations—Three and Six Months Ended June 30, 2018 and June 30, 2017

Overview

        FVCbank recorded net income of $3.1 million, or $0.26 per diluted common share, for the three months ended June 30, 2018, compared to net income of $2.1 million, or $0.20 per diluted common share for the three months ended June 30, 2017. FVCB's results for the three months ended June 30, 2018 were impacted by merger-related expenses totaling $397 thousand. Excluding these merger-related expenses, FVCB would have recorded net income of $3.4 million, or $0.28 per diluted common share for the quarter ended June 30, 2018.

        Net interest income increased $1.5 million to $9.4 million for the three months ended June 30, 2018, compared to $7.9 million for the three months ended June 30, 2017, a result of an increase in interest-earning assets. Provision for loan losses was $281 thousand for the three months ended June 30, 2018, compared to $165 thousand for the same period of 2017. Noninterest income increased $5 thousand to $63 thousand for the three months ended June 30, 2018 as compared to $358 thousand for 2017. Noninterest expense was $5.8 million for the three months ended June 30, 2018 compared to $4.8 million for the same three month period of 2017, primarily due to an increase in salaries and benefits expense for strategic additions to business development and back office staffing over the past year to support FVCbank's growth plans, in addition to the aforementioned merger-related expenses.

        The annualized return on average assets for the three months ended June 30, 2018 and 2017 was 1.13% and 0.91%, respectively. The annualized return on average equity for the three months ended June 30, 2018 and 2017 was 12.00% and 10.05%, respectively. Excluding merger-related expenses, the annualized return on average assets and annualized return on average equity for the three months ended June 30, 2018 was 1.24% and 13.23%, respectively. For a reconciliation of these performance metrics as adjusted for the merger related expenses, please refer to "Selected Historical Financial Data of FVCB—Non GAAP Financial Measures."

        For the six months ended June 30, 2018 and 2017, net income was $6.1 million and $4.5 million, respectively. Earnings per share on a diluted basis was $0.50 and $0.41 for the six months ended June 30, 2018 and 2017, respectively. FVCB's results for the six months ended June 30, 2018 were impacted by merger-related expenses of $397 thousand. Excluding merger-related expenses, FVCB recorded net income for the six months June 30, 2018 totaling $6.4 million, or $0.53 per diluted common share. For a reconciliation of our earnings as adjusted for the merger related expenses, please refer to "Selected Historical Financial Data of FVCB—Non GAAP Financial Measures."

        Net interest income increased $2.6 million to $18.1 million for the six months ended June 30, 2018, compared to $15.5 million for the six months ended June 30, 2017, a result of an increase in interest-earning assets. Provision for loan losses was $639 thousand for the six months ended June 30, 2018, compared to $515 thousand for the same period of 2017. Noninterest income decreased $403 thousand to $748 thousand for the six months ended June 30, 2018 as compared to $1.2 million for 2017, due primarily to a claim on BOLI policies of $443 thousand during 2017. Noninterest expense was $11.1 million for the six months ended June 30, 2018 compared to $9.6 million for the same three month period of 2017, primarily due to an increase in salaries and benefits expense for additions to staffing over the past year and merger-related expenses.

        The annualized return on average assets for the six months ended June 30, 2018 and 2017 was 1.13% and 0.96%, respectively. The annualized return on average equity for the six months ended June 30, 2018 and 2017 was 12.02% and 10.72%, respectively. Excluding merger-related expenses, the annualized return on average assets and annualized return on average equity for the six months ended June 30, 2018 was 1.19% and 12.64%, respectively.

Net Interest Income/Margin

        Net interest income is FVCbank's primary source of revenue, representing the difference between interest and fees earned on interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. The following table presents average balance sheet information, interest income, interest expense and the corresponding average yield earned and rates paid for the three months ended June 30, 2018 and 2017.

Average Balance Sheets and Interest Rates on Interest-Earning Assets and Interest-Bearing Liabilities
For the Three Months Ended June 30, 2018 and 2017
(Dollars in thousands)

	2018			2017
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets
Interest-earning assets:
Loans(1):
Commercial real estate	$564,251	$6,481	4.59%	$487,250	$5,655	4.64%
Commercial and industrial	105,175	1,485	5.65%	88,854	1,106	4.98%
Commercial construction	123,262	1,638	5.32%	92,778	1,091	4.70%
Consumer residential	108,451	1,224	4.51%	105,681	1,114	4.22%
Consumer nonresidential	28,994	464	6.40%	17,169	166	3.87%

Total loans(1)	930,133	11,292	4.86%	791,732	9,132	4.61%

Investment securities(2)	119,533	691	2.31%	109,036	606	2.22%
Restricted stock	3,955	60	6.07%	4,685	63	5.43%
Deposits at other financial institutions and federal funds sold	15,414	32	0.83%	5,200	12	0.91%

Total interest-earning assets and interest income	1,069,035	12,075	4.52%	910,653	9,813	4.31%

Noninterest-earning assets:
Cash and due from banks	2,348			7,306
Premises and equipment, net	1,394			1,455
Accrued interest and other assets	28,361			24,037
Allowance for loan losses	(8,188)			(6,861)

Total assets	$1,092,950			$936,590

Liabilities and Stockholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$195,130	$487	1.00%	$223,563	$433	0.78%
Savings and money markets	194,327	497	1.03%	137,845	216	0.63%
Time deposits	249,664	917	1.47%	190,984	599	1.26%
Wholesale deposits	91,028	385	1.70%	73,970	173	0.94%

Total interest-bearing deposits	730,149	2,286	1.26%	626,362	1,421	0.91%

Other borrowed funds	30,981	428	5.54%	56,721	492	3.48%

Total interest-bearing liabilities and interest expense	761,130	2,714	1.43%	683,083	1,913	1.12%

Noninterest-bearing liabilities:
Demand deposits	228,155			167,142
Other liabilities	1,132			1,967
Common stockholders' equity	102,533			84,398

Total liabilities and stockholders' equity	$1,092,950			$936,590

Net interest income and net interest margin(2)		$9,361	3.50%		$7,900	3.47%

(1)
Nonaccrual loans are included in average balances and do not have a material effect on the average yield. Interest income on nonaccruing loans was not material for the periods presented. Net loan fees and late charges included in interest income on loans totaled $129 thousand and $227 thousand for the three months ended June 30, 2018 and 2017, respectively.

(2)
The average yields for investment securities are reported on a fully taxable equivalent basis at a rate of 21% for 2018 and 34% for 2017.

        The level of net interest income is affected primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates. See "Quantitative and Qualitative Disclosures About Interest Rate Risk" below for further information. The following table shows the effect that these factors had on the interest earned from FVCbank's interest-earning assets and interest incurred on FVCbank's interest-bearing liabilities for the three months ended June 30, 2018.

Rate and Volume Analysis
For the Three Months Ended June 30, 2018 and 2017
(Dollars in thousands)

	2018 Compared to 2017
	Average Volume(3)	Average Rate	Increase (Decrease)
Interest income:
Loans(1):
Commercial real estate	$897	$(71)	$826
Commercial and industrial	203	176	379
Commercial construction	356	191	547
Consumer residential	31	79	110
Consumer nonresidential	117	181	298

Total loans(1)	1,604	556	2,160

Investment securities(2)	58	27	85
Restricted stock	(9)	6	(3)
Deposits at other financial institutions and federal funds sold	23	(3)	20

Total interest income	1,676	586	2,262

Interest expense:
Interest-bearing deposits:
Interest checking	(53)	107	54
Savings and money markets	87	194	281
Time deposits	187	131	318
Wholesale deposits	40	172	212

Total interest-bearing deposits	261	604	865

Other borrowed funds	(223)	159	(64)

Total interest expense	38	763	801

Net interest income(2)	$1,638	$(177)	$1,461

(1)
Nonaccrual loans are included in average balances and do not have a material effect on the average yield. Interest income on nonaccruing loans was not material for the periods presented.

(2)
The average yields for investment securities are reported on a fully tax equivalent basis at a rate of 21% for 2018 and 34% for 2017.

(3)
Changes attributable to rate/volume have been allocated to volume.

        Net interest income for the three months ended June 30, 2018 was $9.4 million, compared to $7.9 million for the three months ended June 30, 2017, an increase of $1.5 million, or 18.5%. The increase in net interest income was primarily a result of an increase in the volume of interest-earning assets during 2018 compared to 2017. The yield on interest-earning assets increased 12 basis points to 4.52% for the three months ended June 30, 2018, compared to 4.31% for the same period of 2017. Offsetting this increase in yield was a 31 basis point increase in the cost of interest-bearing liabilities, primarily reflecting increasing rates and volumes of time and wholesale deposits.

        FVCbank's net interest margin, on a tax equivalent basis, for the three months ended June 30, 2018 and 2017 was 3.50% and 3.47%, respectively. The increase in FVCbank's net interest margin was primarily a result of an increase in volume of interest-earning assets during 2018. The yield on interest-earning assets increased 10 basis points to 4.31% for the year ended December 31, 2017, compared to 4.21% for the same period of 2016. Offsetting this increase in loan yields was a 22 basis point increase in the cost of interest-bearing liabilities, as well as a shift in the mix of interest-bearing liabilities toward a higher level of time and wholesale deposits.

        Our net interest margin, on a tax equivalent basis, for the years ended December 31, 2017 and 2016 was 3.43% and 3.51%, respectively. Net interest income, on a tax equivalent basis, is a financial measure that FVCbank believes provides a more accurate picture of the interest margin for comparative purposes. To derive FVCbank's net interest margin on a tax equivalent basis, net interest income is adjusted to reflect tax-exempt income on an equivalent before tax basis with a corresponding increase in income tax expense. For purposes of this calculation, FVCbank uses its federal statutory tax rates for the periods presented. This measure ensures comparability of net interest income arising from taxable and tax-exempt sources. The following table provides a reconciliation of FVCbank's GAAP net interest income to its tax equivalent net interest income.

Supplemental Financial Data and Reconciliations to GAAP Financial Measures
For the Three and Six Months Ended June 30, 2018 and 2017
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
GAAP Financial Measurements:
Interest income:
Loans	$11,292	$9,132	$21,865	$17,833
Deposits at other financial institutions and federal funds sold	32	12	77	26
Investment securities available-for-sale	673	581	1,330	1,187
Investment securities held-to-maturity	13	13	26	25
Restricted stock	60	63	113	118

Total interest income	12,070	9,801	23,411	19,189

Interest expense:
Interest-bearing deposits	2,286	1,421	4,434	2,782
Other borrowed funds	428	492	858	922

Total interest expense	2,714	1,913	5,292	3,704

Net interest income	$9,356	$7,888	$18,119	$15,485
Non-GAAP Financial Measurements:
Add: Tax benefit on tax-exempt interest income-securities	5	12	11	24

Total tax benefit on tax-exempt interest income	$5	$12	$11	$24

Tax equivalent net interest income	$9,361	$7,900	$18,130	$15,509

        Average interest-earning assets increased by 17.4% to $1.07 billion for the three months ended June 30, 2018 compared to $910.7 million for the three months ended June 30, 2017, which resulted in an increase in total interest income on a tax equivalent basis of $2.3 million, to $12.1 million for the three months ended June 30, 2018 compared to $9.8 million for the three months ended June 30, 2017. The increase in FVCbank's earning assets was primarily driven by an increase in average loans receivable of $138.4 million, which contributed to an additional $1.6 million in interest income. This increase in interest income was enhanced by an increase in yields earned on the loan portfolio which increased interest income $556 thousand. Average balances of nonperforming loans, which consist of nonaccrual loans, are included in the net interest margin calculation and did not have a material impact on FVCbank's net interest margin in 2018 and 2017.

        Total average interest-bearing deposits increased $103.8 million to $730.1 million for the three months ended June 30, 2018 compared to $626.4 million for the three months ended June 30, 2017. Average noninterest-bearing deposits increased $61.1 million to $228.2 million for the three months ended June 30, 2018 compared to $167.1 million for the same period in 2017. The largest increase in average interest-bearing deposit balances was in FVCbank's certificates of deposit, which increased $58.7 million compared to 2017. Average wholesale deposits increased $17.1 million to $91.0 million for the quarter ended June 30, 2018 compared to $74.0 million for the same period in 2017. This change in the mix of FVCbank's interest-bearing liabilities, in addition to the increases in the targeted fed funds rate over the past 12 months, have contributed to the increase in FVCbank's cost of interest-bearing deposits to 1.26% for the three months ended June 30, 2018, from 0.91% for the same period in 2017. The cost of other borrowed funds, which include federal funds purchased, FHLB advances, and FVCbank's subordinated notes, increased 206 basis points to 5.54% for the three months ended June 30, 2018, from 3.48% for the same period in 2017, a result of the change in the mix of borrowed funds toward higher cost funding sources such as subordinated notes for 2018 as compared to 2017.

        The following table presents average balance sheet information, interest income, interest expense and the corresponding average yield earned and rates paid for the six months ended June 30, 2018 and 2017.

Average Balance Sheets and Interest Rates on Interest-Earning Assets and Interest-Bearing Liabilities
For the Six Months Ended June 30, 2018 and 2017
(Dollars in thousands)

	2018			2017
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets
Interest-earning assets:
Loans(1):
Commercial real estate	$551,364	$12,716	4.61%	$482,895	$11,122	4.61%
Commercial and industrial	99,915	2,705	5.42%	95,285	2,273	4.77%
Commercial construction	122,725	3,120	5.08%	76,268	1,921	5.04%
Consumer residential	108,632	2,397	4.41%	105,902	2,177	4.11%
Consumer nonresidential	29,389	927	6.31%	18,072	340	3.76%

Total loans(1)	912,025	21,865	4.79%	778,422	17,833	4.58%

Investment securities(2)	119,355	1,367	2.29%	110,438	1,236	2.24%
Restricted stock	3,821	113	5.91%	4,287	118	5.49%
Deposits at other financial institutions and federal funds sold	16,129	77	0.96%	6,005	26	0.87%

Total interest-earning assets and interest income	1,051,330	23,422	4.46%	899,152	19,213	4.27%

Noninterest-earning assets:
Cash and due from banks	2,440			6,942
Premises and equipment, net	1,312			1,454
Accrued interest and other assets	27,734			21,654
Allowance for loan losses	(8,009)			(6,706)

Total assets	$1,074,807			$922,496

Liabilities and Stockholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$191,212	$890	0.94%	$214,194	$827	0.78%
Savings and money markets	191,634	945	0.99%	155,678	488	0.63%
Time deposits	256,661	1,826	1.43%	186,339	1,152	1.25%
Wholesale deposits	99,102	773	1.57%	69,185	315	0.92%

Total interest-bearing deposits	738,609	4,434	1.21%	625,396	2,782	0.90%

Other borrowed funds	31,816	858	5.44%	48,839	922	3.80%

Total interest-bearing liabilities and interest expense	770,425	5,292	1.39%	674,235	3,704	1.11%

Noninterest-bearing liabilities:
Demand deposits	201,457			163,276
Other liabilities	1,821			1,987
Common stockholders' equity	101,104			82,998

Total liabilities and stockholders' equity	$1,074,807			$922,496

Net interest income and net interest margin		$18,130	3.45%		$15,509	3.45%

(1)
Nonaccrual loans are included in average balances and do not have a material effect on the average yield. Interest income on nonaccruing loans was not material for the periods presented. Net loan fees and late charges included in interest income on loans totaled $283 thousand and $297 thousand for the six months ended June 30, 2018 and 2017, respectively.

(2)
The average yields for investment securities are reported on a fully tax equivalent basis at a rate of 21% for 2018 and 34% for 2017.

        The level of net interest income is affected primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates. See "Quantitative and Qualitative Disclosures About Market Risk" below for further information. The following table shows the effect that these factors had on the interest earned from FVCB's interest-earning assets and interest incurred on its interest-bearing liabilities for the six months ended June 30, 2018 and 2017.

Rate and Volume Analysis
For the Six Months Ended June 30, 2018 and 2017
(Dollars in thousands)

	2018 Compared to 2017
	Average Volume	Average Rate	Increase (Decrease)
Interest income:
Loans(1):
Commercial real estate	$1,594	$—	$1,594
Commercial and industrial	107	325	432
Commercial construction	1,174	25	1,199
Consumer residential	57	163	220
Consumer nonresidential	212	375	587

Total loans(1)	3,144	888	4,032

Investment securities(2)	101	30	131
Restricted stock	(13)	8	(5)
Deposits at other financial institutions and federal funds sold	44	7	51

Total interest income	3,276	933	4,209

Interest expense:
Interest-bearing deposits:
Interest checking	(89)	152	63
Savings and money markets	115	342	457
Time deposits	444	230	674
Wholesale deposits	139	319	458

Total interest-bearing deposits	609	1,043	1,652

Other borrowed funds	(323)	259	(64)

Total interest expense	286	1,302	1,588

Net interest income	$2,990	$(369)	$2,621

(1)
Nonaccrual loans are included in average balances and do not have a material effect on the average yield. Interest income on nonaccruing loans was not material for the periods presented.

(2)
The average yields for investment securities are reported on a fully tax equivalent basis at a rate of 21% for 2018 and 34% for 2017.

        Net interest income for the six months ended June 30, 2018 was $18.1 million, compared to $15.5 million for the six months ended June 30, 2017, an increase of $2.6 million, or 16.9%. The increase in net interest income was primarily a result of an increase in the volume of interest-earning assets during 2018 compared to 2017. The yield on interest-earning assets increased 19 basis points to 4.46% for the six months ended June 30, 2018, compared to 4.27% for the same period of 2017. Offsetting this increase in yield was a 28 basis point increase in the cost of interest-bearing liabilities, primarily reflecting increasing rates and volumes of time and wholesale deposits, and other borrowed funds. FVCB's net interest margin, on a tax equivalent basis, for each of the six months ended June 30, 2018 and 2017 was 3.45%.

        Average interest-earning assets increased by 16.9% to $1.05 billion for the six months ended June 30, 2018 compared to $899.2 million for the comparable period in 2017, which resulted in an increase in total interest income on a tax equivalent basis of $4.2 million, to $23.4 million for the six months ended June 30, 2018 compared to $19.2 million for the six months ended June 30, 2017. The increase in earning assets was primarily driven by an increase in average loans receivable of $133.6 million, which contributed to an additional $3.1 million in interest income. This increase in interest income was enhanced by an increase in yields earned on the loan portfolio which increased interest income $888 thousand.

        Total average interest-bearing deposits increased $113.2 million to $738.6 million for the six months ended June 30, 2018 compared to $625.4 million for the comparable period in 2017. Average noninterest-bearing deposits increased $38.2 million to $201.5 million at June 30, 2018 compared to $163.3 million at June 30, 2017. The largest increase in average interest-bearing deposit balances was in certificates of deposit, which increased $70.3 million compared to 2017. Average wholesale deposits increased $29.9 million to $99.1 million for the six months ended June 30, 2018 compared to $69.2 million for the six months ended June 30, 2017. This change in the mix of interest-bearing liabilities, in addition to the increases in the targeted fed funds rate over the past 12 months, have contributed to the increase in FVCB's cost of interest-bearing deposits to 1.21% for the six months ended June 30, 2018, from 0.90% for the same period in 2017. The cost of other borrowed funds, which include federal funds purchased, FHLB advances, and FVCB's subordinated notes, increased 164 basis points to 5.44% for the six months ended June 30, 2018, from 3.80% for the same period in 2017, a result of the change in the mix of borrowed funds towards higher cost funding sources such as subordinated notes during 2018 as compared to 2017.

Provision Expense and Allowance for Loan Losses

        FVCbank's policy is to maintain the allowance for loan losses at a level that represents FVCbank's best estimate of inherent losses in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general and industry-specific economic conditions, actual and expected credit losses, historical trends and specific conditions of individual borrowers.

        FVCbank recorded a provision for loan losses of $281 thousand for the three months ended June 30, 2018 compared to a provision for loan losses of $165 thousand for the same period of 2017, which reflects FVCbank's increase in loan origination volume while maintaining a continued low level of problem loans. For the six months ended June 30, 2018 and 2017, provision for loan losses was $639 thousand and $515 thousand, respectively. The allowance for loan losses at June 30, 2018 was $8.3 million compared to $7.7 million at December 31, 2017. FVCbank's allowance for loan loss ratio as a percent of total loans, net of deferred fees and costs, at each of June 30, 2018 and December 31, 2017 was 0.87%, reflecting FVCbank's strong credit quality.

Noninterest Income

        Noninterest income includes service charges on deposits and loans, income from FVCbank's BOLI policies, and gains on sales of investment securities available-for-sale, and continues to supplement FVCbank's operating results. Noninterest income for the three months ended June 30, 2018 and 2017 was $363 thousand and $358 thousand, respectively. Fee income from fees on loans, service charges on deposits, and other fee income was $255 thousand for the three months ended June 30, 2018, an increase of 13.8%, as compared to the same quarter of 2017, reflecting an increase in customer relationships over the past year.

        For the six months ended June 30, 2018 and 2017, noninterest income was $748 thousand and $1.2 million, respectively. Noninterest income decreased for the six months ended June 30, 2018 as compared to the same period of 2017 due primarily to a claim of $443 thousand on BOLI policies during 2017. Fee income from fees on loans, service charges on deposits, and other fee income was $529 thousand for the six months ended June 30, 2018, an increase of 30.0%, as compared to the same quarter of 2017, reflecting an increase in customer relationships over the past year.

Noninterest Expense

        Noninterest expense includes, among other things, salaries and benefits, occupancy and equipment costs, professional fees, data processing, insurance and miscellaneous expenses. Noninterest expense was $5.8 million and $4.8 million for the three months ended June 30, 2018 and 2017, respectively.

        Salaries and benefits expense increased $317 thousand to $3.3 million for the three months ended June 30, 2018 compared to $3.0 million for the same period in 2017. The increase in salaries and benefits expense is primarily related to increases in FVCbank's business development and back office personnel to support its growth plans. In addition, the variable component of FVCbank's compensation expense increased during 2018 as a result of FVCbank's 2017 performance.

        For the six months ended June 30, 2018 and 2017, noninterest expense was $11.1 million and $9.6 million, respectively. Salaries and benefits expense increased $661 thousand in 2018 as compared to 2017 due to the aforementioned increase in staffing to support growth plans. For the six months ended June 30, 2018, FVCB recorded merger-related expenses of $397 thousand. There were no comparable expenses for the six months ended June 30, 2017.

        Other increases in noninterest expense for the three and six months ended June 30, 2018 as compared to the same periods in 2017 were related to supporting bank growth. Increases in audit, legal and consulting fees year-over-year were primarily attributable to the proposed merger with Colombo and implementation costs related to regulatory compliance over FVCbank's internal control environment as a result of surpassing $1 billion in total assets as of December 31, 2017.

Income Taxes

        FVCbank recorded a provision for income tax expense of $539 thousand for the three months ended June 30, 2018, compared to $1.1 million for the three months ended June 30, 2017. FVCbank's effective tax rate for the three months ended June 30, 2018 was 14.9%, compared to 34.5% for the same period in 2017. For the six months ended June 30, 2018 and 2017, provision for income tax expense was $1.1 million and $2.1 million, respectively. The effective tax rate for the six months ended June 30, 2018 and 2017 was 15.0% and 32.2%, respectively. The decline in FVCbank's effective tax rate from 2017 is primarily due to the 2017 Tax Act, which reduced the federal statutory rate to 21% beginning in 2018. FVCbank's effective tax rate is less than the statutory rate because of discrete tax benefits recorded as a result of certain exercises in nonqualified stock options during the first quarter of 2018.

Results of Operations—Year Ended December 31, 2017 and December 31, 2016

Overview

        FVCbank recorded net income of $7.7 million, or $0.67 per diluted common share, for the year ended December 31, 2017, compared to net income of $6.9 million, or $0.63 per diluted common share for the year ended December 31, 2016. FVCbank's results were impacted by the revaluation of its net deferred tax assets as a result of the enactment of the 2017 Tax Act. As a result of the revaluation of FVCbank's net deferred tax assets, FVCbank recorded an additional $2.0 million in provision for income tax expense for 2017. Excluding this additional provision for income taxes, FVCbank would have recorded net income of $9.7 million, or $0.84 per diluted common share for the year ended December 31, 2017.

        Net interest income increased $4.9 million to $32.1 million for the year ended December 31, 2017, compared to $27.2 million for the year ended December 31, 2016, primarily as a result of an increase in interest-earning assets. Provision for loan losses was $1.2 million for the year ended December 31, 2017, compared to $1.5 million for the same period of 2016. Noninterest income increased $1.8 million to $3.0 million for the year ended December 31, 2017 as compared to $1.2 million for 2016 due primarily to a gain recorded on the foreclosure of other real estate owned of $1.1 million and a claim on BOLI policies of $443 thousand during 2017. Noninterest expense was $19.3 million for the year ended December 31, 2017 compared to $16.4 million for the same period of 2016, primarily due to an increase in salaries and benefits expense for strategic additions to business development and back office staffing over the past year to support FVCbank's growth plans.

        The return on average assets for the year ended December 31, 2017 and 2016 was 0.80% and 0.88%, respectively. The return on average equity for the year ended December 31, 2017 and 2016 was 8.63% and 8.91%, respectively. Excluding the additional provision for income taxes as a result of the 2017 Tax Act, return on average assets and return on average equity for the year ended December 31, 2017 would have been 1.02% and 10.92%, respectively.

Net Interest Income/Margin

        The following table presents average balance sheet information, interest income, interest expense and the corresponding average yield earned and rates paid for the years ended December 31, 2017, 2016, and 2015.

Average Balance Sheets and Interest Rates on Interest-Earning Assets and Interest-Bearing Liabilities
Years Ended December 31, 2017, 2016 and 2015
(Dollars in thousands)

	2017			2016			2015
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets
Interest-earning assets:
Loans(1):
Commercial real estate	$499,776	$23,250	4.65%	$396,663	$18,657	4.70%	$348,624	$16,644	4.77%
Commercial and industrial	91,361	4,516	4.94%	85,948	4,288	4.99%	76,891	3,605	4.69%
Commercial construction	89,156	4,399	4.93%	60,068	3,045	5.07%	34,297	1,693	4.94%
Consumer residential	105,715	4,510	4.27%	96,566	3,746	3.88%	73,630	2,868	3.89%
Consumer nonresidential	19,178	830	4.33%	19,800	714	3.61%	14,136	477	3.38%
Consumer construction	—	—	0.00%	3,251	146	4.50%	1,206	54	4.46%

Total loans(1)	805,186	37,505	4.66%	662,296	30,596	4.62%	548,784	25,341	4.62%

Investment securities(2)	113,799	2,530	2.22%	85,687	1,766	2.06%	55,403	1,042	1.88%
Restricted stock	3,971	223	5.61%	3,049	170	5.59%	2,613	145	5.57%
Deposits at other financial institutions and federal funds sold	13,400	90	0.68%	24,807	101	0.41%	17,191	32	0.19%

Total interest-earning assets and interest income	936,356	40,348	4.31%	775,839	32,633	4.21%	623,991	26,560	4.26%

Noninterest-earning assets:
Cash and due from banks	1,924			1,526			1,322
Premises and equipment, net	1,367			1,324			1,721
Accrued interest and other assets	23,232			17,907			16,808
Allowance for loan losses	(6,987)			(6,164)			(5,561)

Total assets	$955,892			$790,432			$638,281

Liabilities and Stockholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$204,422	$1,664	0.81%	$174,544	$1,357	0.78%	$118,060	$953	0.81%
Savings and money markets	162,127	1,175	0.72%	156,713	864	0.55%	132,720	660	0.50%
Time deposits	210,093	2,773	1.32%	156,493	1,796	1.15%	142,050	1,570	1.11%
Wholesale deposits	75,534	805	1.07%	53,178	457	0.86%	46,552	436	0.93%

Total interest-bearing deposits	652,176	6,417	0.98%	540,928	4,474	0.83%	439,382	3,619	0.82%

Other borrowed funds	40,849	1,778	4.35%	21,384	913	4.27%	5,388	46	0.85%

Total interest-bearing liabilities and interest expense	693,025	8,195	1.18%	562,312	5,387	0.96%	444,770	3,665	0.82%

Noninterest-bearing liabilities:
Demand deposits	171,649			148,593			121,588
Other liabilities	2,162			1,698			1,530
Common stockholders' equity	89,056			77,829			70,393

Total liabilities and stockholders' equity	$955,892			$790,432			$638,281

Net interest income and net interest margin		$32,153	3.43%		$27,246	3.51%		$22,895	3.66%

(1)
Nonaccrual loans are included in average balances and do not have a material effect on the average yield. Interest income on nonaccruing loans was not material for the years presented. Net loan fees and late charges included in interest income on loans totaled $587 thousand, $127 thousand, and $137 thousand for the years ended December 31, 2017, 2016, and 2015, respectively.

(2)
The average yields for investment securities are reported on a fully tax equivalent basis at a rate of 34% for each of 2017, 2016, and 2015.

        The level of net interest income is affected primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates. See "Quantitative and Qualitative Disclosures About Market Risk" below for further information. The following table shows the effect that these factors had on the interest earned from FVCbank's interest-earning assets and interest incurred on FVCbank's interest-bearing liabilities.

Rate and Volume Analysis
Years Ended December 31, 2017, 2016 and 2015
(Dollars in thousands)

	2017 Compared to 2016			2016 Compared to 2015
	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)
Interest income:
Loans(1):
Commercial real estate	$4,849	$(256)	$4,593	$2,293	$(280)	$2,013
Commercial and industrial	270	(42)	228	425	258	683
Commercial construction	1,475	(121)	1,354	1,272	80	1,352
Consumer residential	355	409	764	884	(6)	878
Consumer nonresidential	(22)	138	116	193	44	237
Consumer construction	(146)	—	(146)	91	1	92

Total loans(1)	6,781	128	6,909	5,158	97	5,255

Investment securities(2)	582	182	764	570	154	724
Restricted stock	52	1	53	24	1	25
Deposits at other financial institutions and federal funds sold	(48)	37	(11)	14	55	69

Total interest income	7,367	348	7,715	5,766	307	6,073

Interest expense:
Interest-bearing deposits:
Interest checking	232	75	307	456	(52)	404
Savings and money markets	30	281	311	119	85	204
Time deposits	614	363	977	161	65	226
Wholesale deposits	192	156	348	57	(36)	21

Total interest-bearing deposits	1,068	875	1,943	793	62	855

Other borrowed funds	831	34	865	137	730	867

Total interest expense	1,899	909	2,808	930	792	1,722

Net interest income	$5,468	$(561)	$4,907	$4,836	$(485)	$4,351

(1)
Nonaccrual loans are included in average balances and do not have a material effect on the average yield. Interest income on non-accruing loans was not material for the years presented.

(2)
The average yields for investment securities are reported on a fully tax equivalent basis at a rate of 34% for each of 2017, 2016 and 2015.

        Net interest income for the year ended December 31, 2017 was $32.1 million, compared to $27.2 million for the year ended December 31, 2016, an increase of $4.9 million, or 18.0%. The increase in net interest income was primarily a result of an increase in the volume of interest-earning assets during 2017 compared to 2016. The yield on interest-earning assets increased 10 basis points to 4.31% for the year ended December 31, 2017, compared to 4.21% for the same period of 2016. Offsetting this increase in loan yields was a 22 basis point increase in the cost of interest-bearing liabilities, as well as a shift in the mix of interest-bearing liabilities toward a higher level of time and wholesale deposits.

        FVCbank's net interest margin, on a tax equivalent basis, for the years ended December 31, 2017 and 2016 was 3.43% and 3.51%, respectively. The decrease in FVCbank's net interest margin was primarily a result of an increase in the costs related to FVCbank's interest-bearing liabilities during 2017. Net interest income, on a tax equivalent basis, is a financial measure that FVCbank believes provides a more accurate picture of the interest margin for comparative purposes. To derive FVCbank's net interest margin on a tax equivalent basis, net interest income is adjusted to reflect tax-exempt income on an equivalent before tax basis with a corresponding increase in income tax expense. For purposes of this calculation, FVCbank uses its federal statutory tax rates for the periods presented. This measure ensures comparability of net interest income arising from taxable and tax-exempt sources.

        The following table provides a reconciliation of FVCbank's GAAP net interest income to its tax equivalent net interest income.

Supplemental Financial Data and Reconciliations to GAAP Financial Measures
Years Ended December 31, 2017, 2016 and 2015
(Dollars in thousands)

	Years Ended December 31,
	2017	2016	2015
GAAP Financial Measurements:
Interest income:
Loans	$37,505	$30,596	$25,341
Deposits at other financial institutions and federal funds sold	90	101	32
Investment securities available-for-sale	2,433	1,691	1,025
Investment securities held-to-maturity	51	29	14
Restricted stock	223	170	145

Total interest income	40,302	32,587	26,557

Interest expense:
Interest-bearing deposits	6,417	4,474	3,619
Other borrowed funds	1,778	913	46

Total interest expense	8,195	5,387	3,665

Net interest income	$32,107	$27,200	$22,892
Non-GAAP Financial Measurements:
Add: Tax benefit on tax-exempt interest income-securities	46	46	3

Total tax benefit on tax-exempt interest income	$46	$46	$3

Tax equivalent net interest income	$32,153	$27,246	$22,895

        Average interest-earning assets increased by 20.7% to $936.4 million at December 31, 2017 compared to $775.8 million at December 31, 2016, which resulted in an increase in total interest income on a tax equivalent basis of $7.7 million, to $40.3 million for the year ended December 31, 2017 compared to $32.6 million for the year ended December 31, 2016. The increase in FVCbank's earning assets was primarily driven by an increase in average loans receivable of $142.9 million, which contributed to an additional $6.8 million in interest income. This increase in interest income was enhanced by an increase in yields earned on the loan portfolio which increased interest income $128 thousand. Average balances of nonperforming loans, which consist of nonaccrual loans, are included in the net interest margin calculation and did not have a material impact on FVCbank's net interest margin in 2017 and 2016.

        Total average interest-bearing deposits increased $111.2 million to $652.2 million at December 31, 2017 compared to $540.9 million at December 31, 2016. Average noninterest-bearing deposits increased $23.1 million to $171.6 million at December 31, 2017 compared to $148.6 million at December 31, 2016. The largest increase in average interest-bearing deposit balances was in FVCbank's certificates of deposit, which increased $53.6 million compared to 2016. Average wholesale deposits increased $22.4 million to $75.5 million as of December 31, 2017 compared to $53.2 million at December 31, 2016. This change in the mix of FVCbank's interest-bearing liabilities in addition to the increases in the targeted fed funds rate during 2017 have contributed to the increase in FVCbank's cost of interest-bearing deposits to 0.98% in 2017 from 0.83% in 2016. The cost of other borrowed funds, which include federal funds purchased, FHLB advances, and FVCbank's subordinated notes used to help fund FVCbank's balance sheet growth, increased 8 basis points to 4.35% in 2017 from 4.27% in 2016, a result of the increases in funding costs due to the higher interest rate environment for 2017 as compared to 2016.

Provision Expense and Allowance for Loan Losses

        FVCbank recorded a provision for loan losses of $1.2 million for the year ended December 31, 2017 compared to a provision for loan losses of $1.5 million for the same period of 2016, which reflects FVCbank's continued low level of problem loans and stable economic environment. The allowance for loan losses at December 31, 2017 was $7.7 million compared to $6.5 million at December 31, 2016. FVCbank's allowance for loan loss ratio as a percent of total loans, net of deferred fees and costs, at December 31, 2017 was 0.87% compared to 0.84% at December 31, 2016, reflecting FVCbank's strong credit quality.

Noninterest Income

        Noninterest income includes service charges on deposits and loans, income from FVCbank's BOLI policies, and gains on sales of investment securities available-for-sale, and continues to supplement FVCbank's operating results. Noninterest income for the years ended December 31, 2017 and 2016 was $3.0 million and $1.2 million, respectively. Noninterest income increased for the year ended December 31, 2017 as compared to the same period of 2016 primarily due to a $1.1 million gain on the foreclosure of other real estate owned and $443 thousand from a claim on FVCbank's BOLI policies during 2017. Fee income from fees on loans, service charges on deposits, and other fee income was $881 thousand for the year ended December 31, 2017, an increase of 4.2%, as compared $846 thousand for the same period of 2016.

Noninterest Expense

        Noninterest expense includes, among other things, salaries and benefits, occupancy and equipment costs, professional fees, data processing, insurance and miscellaneous expenses. Noninterest expense was $19.3 million and $16.4 million for the year ended December 31, 2017 and 2016, respectively.

        Salaries and benefits expense increased $1.9 million to $11.7 million for the year ended December 31, 2017 compared to $9.8 million for 2016. The increase in salaries and benefits expense is primarily related to FVCbank's taking advantage of the bank consolidation that occurred in its market during 2017 and strategically hiring business development and back office personnel to support

FVCbank's growth plans. In addition, the variable component of FVCbank's compensation expense increased during 2017 as a result of its performance.

        Other increases in noninterest expense were primarily related to supporting bank growth.

Income Taxes

        FVCbank recorded a provision for income tax expense of $6.8 million for the year ended December 31, 2017, compared to $3.6 million for the year ended December 31, 2016. FVCbank's effective tax rate for December 31, 2017 was 47.1%, compared to 34.0% for 2016. FVCbank's effective tax rate for 2017 is greater than the statutory rate because of the revaluation of FVCbank's net deferred tax assets as a result of the 2017 Tax Act, which increased FVCbank's provision for income taxes by $2.0 million.

Discussion and Analysis of Financial Condition

Overview

        At June 30, 2018, total assets were $1.14 billion, an increase of 8.2%, or $86.2 million, from $1.05 billion at December 31, 2017. Total loans receivable, net of deferred fees and costs, increased 7.5%, or $67.0 million, to $955.6 million at June 30, 2018, from $888.7 million at December 31, 2017. Total investment securities increased by $1.1 million, or 1.0%, to $118.8 million at June 30, 2018, from $117.7 million at December 31, 2017. Total deposits increased 8.7%, or $80.7 million, to $1.01 billion at June 30, 2018, from $928.2 million at December 31, 2017. From time to time, FVCbank may utilize other borrowed funds such as federal funds purchased and FHLB advances as an additional funding source for the Bank. At June 30, 2018 and December 31, 2017, FVCbank had no federal funds sold or FHLB advances outstanding.

        At December 31, 2017, total assets were $1.05 billion, an increase of $143.9 million, or 15.8%, from $909.3 million at December 31, 2016. Total loans receivable, net of deferred fees and costs, increased 15.7%, or $120.6 million, to $888.7 million at December 31, 2017, from $768.1 million at December 31, 2016. Total investment securities increased by $3.7 million, or 3.3%, to $117.7 million at December 31, 2017, from $114.0 million at December 31, 2016. Total deposits increased 19.6%, or $152.2 million, to $928.2 million at December 31, 2017, from $776.0 million at December 31, 2016. Other borrowed funds, which include FHLB advances, decreased to $0 at December 31, 2017, from $27.0 million at December 31, 2016.

Loans Receivable, Net

        Total loans receivable, net of deferred fees and costs, were $955.6 million at June 30, 2018, an increase of $67.0 million, or 7.5%, compared to $888.7 million at December 31, 2017. For the year ended December 31, 2017, the loan portfolio increased $120.6 million, or 15.7%, from $768.1 million at December 31, 2016. The increase in the loans receivable portfolio was a result of organic loan growth primarily in FVCbank's commercial real estate and commercial construction portfolios.

        The following table presents the composition of FVCbank's loans receivable portfolio at June 30, 2018 and at each of the five years ended December 31, 2017.

Loans Receivable
At June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013
(Dollars in thousands)

		December 31,
	June 30, 2018
		2017	2016	2015	2014	2013
Commercial real estate	$573,426	$526,657	$476,851	$376,426	$325,041	$273,252
Commercial and industrial	110,548	98,150	112,061	89,502	82,374	64,639
Commercial construction	139,678	123,444	53,167	49,834	24,160	7,921
Consumer residential	105,840	108,926	106,549	84,464	66,228	59,521
Consumer nonresidential	27,885	32,232	19,548	19,127	11,615	4,447
Consumer construction	—	—	—	3,856	—	268

Gross loans	956,777	889,409	768,176	623,209	509,418	410,048
Less:
Allowance for loan losses	8,298	7,725	6,452	6,239	5,565	4,792
Unearned income and (unamortized premiums)	1,136	732	75	(350)	(520)	(992)

Loans receivable, net	$947,343	$880,952	$761,649	$617,320	$504,373	$406,248

        The following table sets forth the repricing characteristics and sensitivity to interest rate changes of FVCbank's loan portfolio at June 30, 2018 and December 31, 2017.

Loan Maturities and Interest Rate Sensitivity
At June 30, 2018 and December 31, 2017
(Dollars in thousands)

June 30, 2018	One Year or Less	Between One and Five Years	After Five Years	Total
Commercial real estate	$17,397	$160,101	$395,928	$573,426
Commercial and industrial	65,616	28,573	16,359	110,548
Commercial construction	28,598	75,459	35,621	139,678
Consumer residential	3,801	6,814	95,225	105,840
Consumer nonresidential	5,573	8,039	13,673	27,285

Total loans receivable	$120,985	$278,986	$556,806	$956,777

Fixed-rate loans	$29,197	$186,248	$213,979	$429,424
Floating-rate loans	91,788	92,738	342,827	527,353

	$120,985	$278,986	$556,806	$956,777

December 31, 2017	One Year or Less	Between One and Five Years	After Five Years	Total
Commercial real estate	$20,198	$143,046	$363,413	$526,657
Commercial and industrial	61,340	30,627	6,183	98,150
Commercial construction	33,876	57,215	32,353	123,444
Consumer residential	3,920	5,615	99,391	108,926
Consumer nonresidential	20,066	2,307	9,859	32,232

Total loans receivable	$139,400	$238,810	$511,199	$889,409

Fixed-rate loans	$30,824	$168,609	$194,995	$394,428
Floating-rate loans	108,576	70,201	316,204	494,981

	$139,400	$238,810	$511,199	$889,409

Asset Quality

        Nonperforming assets, defined as nonaccrual loans, loans contractually past due 90 days or more as to principal or interest and still accruing, and OREO at June 30, 2018 was $4.8 million compared to $4.7 million at December 31, 2017 and $249 thousand at December 31, 2016. FVCbank's ratio of nonperforming assets to total assets was 0.42% at June 30, 2018 compared to 0.44% at December 31, 2017 and 0.03% at December 31, 2016. Troubled debt restructurings ("TDRs") as of June 30, 2018 were $1.6 million and as of December 31, 2017 and 2016 were $1.7 million and $11.5 million, respectively. FVCbank recorded annualized net charge-offs of 0.04% and 0.01% of FVCbank's average loans receivable for the three and six months ended June 30, 2018, respectively, compared to annualized net recoveries of 0.04% and 0.01% for the comparable three and six month periods of 2017, respectively. For the year ended December 31, 2017 FVCbank recorded annualized net charge-offs of 0.19% of average loans receivable. The following tables provide additional information on FVCbank's asset quality for the periods presented.

Nonperforming Assets
At June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013
(Dollars in thousands)

		December 31,
	June 30, 2018
		2017	2016	2015	2014	2013
Nonperforming assets:
Nonaccrual loans	$773	$741	$94	$2,559	$1,561	$2,128
Loans contractually past-due 90 days or more	165	48	155	—	40	860

Total nonperforming loans (NPLs)	$938	$789	$249	$2,559	$1,601	$2,988

Other real estate owned (OREO)	3,866	3,866	—	—	—	—

Total nonperforming assets (NPAs)	$4,804	$4,655	$249	$2,559	$1,601	$2,988

Performing troubled debt restructurings (TDRs)	$1,600	$1,671	$11,523	$5,074	$1,795	$1,759

NPLs/Total Assets	0.08%	0.07%	0.03%	0.35%	0.26%	0.59%
NPAs/Total Assets	0.42%	0.44%	0.03%	0.35%	0.26%	0.59%
NPAs and TDRs/Total Assets	0.56%	0.58%	1.29%	1.04%	0.56%	0.94%
Allowance for loan losses/NPLs	884.65%	979.09%	2591.16%	243.81%	347.60%	160.37%

 Nonperforming Loans by Type
At June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013
(Dollars in thousands)

		December 31,
	June 30, 2018
		2017	2016	2015	2014	2013
Commercial real estate	$186	$154	155	$1,145	$267	$1,241
Commercial and industrial	165	48	94	1,304	1,212	1,747
Commercial construction	—	—	—	—	—	—
Consumer residential	587	587	—	110	122	—
Consumer nonresidential	—	—	—	—	—	—
Consumer construction	—	—	—	—	—	—

	$938	$789	$249	$2,559	$1,601	$2,988

        In addition to the assets reflected in the above tables, at June 30, 2018 and December 31, 2017, FVCbank had $3.2 million and $1.2 million, respectively, of loans past due 30-89 days, respectively. For December 31, 2016, loans past due 30-89 days totaled $3.9 million.

        At June 30, 2018, there were two loans totaling $899 thousand of FVCbank's performing loans considered potential problem loans. Potential problem loans are defined as loans that are not included in the 90 day past due, nonaccrual or restructured categories, but for which known information about possible credit problems causes management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms which may in the future result in disclosure in the past due, nonaccrual or restructured loan categories. At December 31, 2017, FVCbank had one potential problem loan with a balance totaling $2.5 million, which has subsequently paid off as of June 30, 2018. FVCbank have taken a conservative approach with respect to risk rating loans in FVCbank's portfolio. Based upon the status as potential problem loans, these loans receive heightened scrutiny and ongoing intensive risk management, which has contributed to the principal repayment for the one potential problem loan from December 31, 2017. Additionally, FVCbank's loan loss allowance methodology incorporates increased reserve factors for certain loans considered potential problem loans as compared to the general portfolio. At December 31, 2016, FVCbank had one potential problem loan totaling $150 thousand.

        At June 30, 2018, FVCbank had one OREO property with a fair value of $3.9 million. FVCbank is in the process of selling this property and do not expect a material gain or loss from the current fair value of the property as FVCbank has already recorded a $1.1 million gain on the foreclosure of the property during the year ended December 31, 2017.

        While FVCbank's loan growth has continued to be strong, unexpected changes in economic growth could adversely affect FVCbank's loan portfolio, including causing increases in delinquencies and default rates, which would adversely impact FVCbank's charge-offs and provision for loan losses. Deterioration in real estate values, employment data and household incomes may also result in higher credit losses for FVCbank. Also, in the ordinary course of business, FVCbank may also be subject to a concentration of credit risk to a particular industry, counterparty, borrower or issuer. At June 30, 2018, FVCbank's commercial real estate portfolio (including construction lending) portfolio was 74.5% of its total loan portfolio. A deterioration in the financial condition or prospects of a particular industry or a failure or downgrade of, or default by, any particular entity or group of entities could negatively impact FVCbank's business, perhaps materially, and the systems by which FVCbank set limits and monitor the level of its credit exposure to individual entities and industries, may not function as FVCbank has anticipated.

        See "Critical Accounting Policies" above for more information on FVCbank's allowance for loan losses methodology.

        The following tables present additional information pertaining to the activity in and allocation of the allowance for loan losses by loan type and the percentage of the loan type to the total loan portfolio. The allocation of the allowance for loan losses to a category of loans is not necessarily indicative of future losses or charge-offs, and does not restrict the use of the allowance to any specific category of loans.

Allowance for Loan Losses
For the Three and Six Months Ended June 30, 2018 and 2017 and Years Ended
December 31, 2017, 2016, 2015, 2014 and 2013
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2018	2017	2018	2017	2017	2016	2015	2014	2013
Beginning balance, January 1	$8,102	$6,777	$7,725	$6,452	$6,452	$6,239	$5,565	$4,792	$3,757
Provision for loan losses	281	165	639	515	1,200	1,471	1,073	886	804
Loans charged off:
Commercial real estate	—	—	—	—	—	(513)	(98)	(113)	—
Commercial and industrial	(86)	—	(86)	(44)	(44)	(669)	(312)	—	—
Commercial construction	—	—	—	—	—	—	—	—	—
Consumer residential	—	—	—	—	—	(76)	—	—	—
Consumer nonresidential	(11)	—	(11)	—	(33)	—	—	(10)	—
Consumer construction	—	—			—	—	—	—	—

Total loans charged off	(97)	—	(97)	(44)	(77)	(1,258)	(410)	(123)	—
Recoveries:
Commercial real estate	—	—	—	—	—	—	11	10	231
Commercial and industrial	12	70	31	89	117	—	—	—	—
Commercial construction	—	—	—	—	—	—	—	—	—
Consumer residential	—	—	—	—	—	—	—	—	—
Consumer nonresidential	—	—	—	—	33	—	—	—	—
Consumer construction	—	—			—	—	—	—	—

Total recoveries	12	70	31	89	150	—	11	10	231
Net (charge-offs) recoveries	(85)	70	(66)	45	73	(1,258)	(399)	(113)	231

Ending balance	$8,298	$7,012	$8,298	$7,012	$7,725	$6,452	$6,239	$5,565	$4,792

	Three Months Ended June 30,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Loans:
Balance at period end	$955,641	$798,510	$888,677	$768,102	$623,559	$509,938	$411,040
Allowance for loan losses to loans receivable, net of fees	0.87%	0.88%	0.87%	0.84%	1.00%	1.09%	1.17%
Net charge-offs (recoveries) to average loans receivable, annualized	0.01%	(0.01)%	(0.01)%	0.19%	0.07%	0.03%	(0.06)%

Allocation of the Allowance for Loan Losses
At June 30, 2018 and December 31, 2017, 2016, 2015, 2014 and 2013
(Dollars in thousands)

			December 31,
	June 30, 2018
			2017		2016		2015		2014		2013
	Allocation	Percent of Total Loans	Allocation	Percent of Total Loans	Allocation	Percent of Total Loans	Allocation	Percent of Total Loans	Allocation	Percent of Total Loans	Allocation	Percent of Total Loans
Commercial real estate	$5,275	59.93%	$4,832	59.21%	$4,266	62.08%	$4,002	60.40%	$3,721	63.81%	$3,725	66.64%
Commercial and industrial	869	11.55%	768	11.04%	1,032	14.59%	1,442	14.36%	1,277	16.17%	787	15.76%
Commercial construction	1,306	14.60%	1,191	13.88%	375	6.92%	302	8.00%	234	4.74%	78	1.93%
Consumer residential	604	11.06%	626	12.25%	500	13.87%	282	13.55%	205	13.00%	177	14.52%
Consumer nonresidential	208	2.86%	268	3.62%	121	2.54%	98	3.07%	66	2.28%	9	1.08%
Consumer construction	—	0.00%	—	0.00%	—	0.00%	23	0.62%	—	0.00%	3	0.07%
Unallocated	36	0.00%	40	0.00%	158	0.00%	89	0.00%	62	0.00%	12	0.00%

Total allowance for loan losses	$8,298	100.00%	$7,725	100.00%	$6,452	100.00%	$6,238	100.00%	$5,565	100.00%	$4,791	100.00%

Investment Securities

        FVCbank's investment securities portfolio is used as a source of income and liquidity. The investment portfolio consists of investment securities available-for-sale, investment securities held-to-maturity and certificates of deposit. Investment securities available-for-sale are those securities that FVCbank intends to hold for an indefinite period of time, but not necessarily until maturity. These securities are carried at fair value and may be sold as part of an asset/liability strategy, liquidity management or regulatory capital management. Investment securities held-to-maturity at each of June 30, 2018, December 31, 2017 and December 31, 2016 totaled $1.8 million, and are those securities that FVCbank has the intent and ability to hold to maturity and are carried at amortized cost. The fair value of FVCbank's investment securities available-for-sale was $117.1 million at June 30, 2018, an increase of $1.1 million or 1.0%, from $116.0 million at December 31, 2017. FVCbank purchased $11.8 million in available-for-sale investment securities during the six months ended June 30, 2018 to help enhance FVCbank's net interest margin by investing in higher yielding earning assets and reinvested $8.6 million in cash flows provided by mortgage-backed securities redemptions.

        At December 31, 2017, FVCbank had total investment securities available-for-sale of $116.0 million, an increase of $3.7 million, from $112.2 million at December 31, 2016. FVCbank purchased $22.1 million in investment securities available-for-sale to offset redemptions of $15.0 million and securities sales of $2.6 million and enhance the yield of the portfolio during 2017.

        As of June 30, 2018, and December 31, 2017 and 2016, the majority of the investment securities portfolio consisted of securities rated AAA by a leading rating agency. Investment securities which carry a AAA rating are judged to be of the best quality and carry the smallest degree of investment risk. All of FVCbank's mortgage-backed securities are guaranteed by either the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, or the Government National Mortgage Association. Investment securities that were pledged to secure public deposits totaled $7.7 million, $0 and $102.7 million at June 30, 2018, December 31, 2017 and December 31, 2016, respectively.

        FVCbank completes reviews for other-than-temporary impairment at least quarterly. At June 30, 2018, December 31, 2017 and December 31, 2016, only investment grade securities were in an unrealized loss position. Investment securities with unrealized losses are a result of pricing changes due to recent and negative conditions in the current market environment and not as a result of permanent credit impairment. Contractual cash flows for the agency mortgage-backed securities are guaranteed and/or funded by the U.S. government. Municipal securities have third party protective elements and there are no negative indications that the contractual cash flows will not be received when due. FVCbank does not intend to sell nor does FVCbank believe that it will be required to sell any of its temporarily impaired securities prior to the recovery of the amortized cost.

        No other-than-temporary impairment has been recognized for the securities in FVCbank's investment portfolio as of June 30, 2018, December 31, 2017, and December 31, 2016.

        FVCbank holds restricted investments in equities of the Federal Reserve Bank of Richmond, or FRB, and FHLB. At June 30, 2018, FVCbank owned $947 thousand in FHLB stock and $2.7 million in FRB stock. At December 31, 2017, FVCbank owned $817 thousand in FHLB stock and $2.5 million in FRB stock. At December 31, 2016, FVCbank owned $1.8 million in FHLB stock and $2.5 million in FRB stock.

        The following table reflects the composition of FVCbank's investment portfolio, at amortized cost, at June 30, 2018 and December 31, 2017, 2016 and 2015.

Investment Securities
At June 30, 2018 and December 31, 2017, 2016 and 2015
(Dollars in thousands)

			December 31,
	June 30, 2018
			2017		2016		2015
	Balance	Percent of Total	Balance	Percent of Total	Balance	Percent of Total	Balance	Percent of Total
Held-to-maturity
Securities of state and local municipalities tax exempt	$264	0.21%	$263	0.22%	$263	0.23%	$263	0.38%
Securities of U.S. government and federal agencies	1,497	1.21%	1,497	1.25%	1,497	1.29%	1,984	2.89%

Total Held-to-maturity Securities	$1,761	1.42%	$1,760	1.47%	$1,760	1.52%	$2,247	3.27%
Available-for-sale
Securities of U.S. government and federal agencies	$1,000	0.81%	$1,000	0.83%	$1,000	0.86%	$1,500	2.18%
Securities of state and local municipalities	6,181	5.02%	6,285	5.24%	6,541	5.64%	3,032	4.41%
Corporate bonds and securities	5,000	4.06%	5,000	4.17%	7,467	6.44%	2,000	2.91%
Mortgage-backed securities	108,829	88.29%	105,321	87.88%	98,466	84.90%	58,961	85.79%
Certificates of deposit	490	0.40%	490	0.41%	740	0.64%	985	1.43%

Total Available-for-sale Securities	$121,500	98.57%	$118,096	98.53%	$114,214	98.48%	$66,478	96.73%
Total investment securities	$123,261	100.00%	$119,856	100.00%	$115,974	100.00%	$68,725	100.00%

        The following tables present the amortized cost of FVCbank's investment portfolio by their stated maturities, as well as the weighted average yields for each of the maturity ranges at June 30, 2018 and December 31, 2017.

 Investment Securities by Stated Maturity
At June 30, 2018 and December 31, 2017
(Dollars in thousands)

	At June 30, 2018
	Within One Year		One to Five Years		Five to Ten Years		Over Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Held-to-maturity
Securities of state and local municipalities tax exempt	$—	—	$—	—	$264	2.32%	$—	—	$264	2.32%
Securities of U.S. government and federal agencies	—	—	—	—	1,497	3.01%	—	—	1,497	3.01%

Total Held-to-maturity Securities	$—	—	$—	—	$1,761	2.91%	$—	—	$1,761	2.91%
Available-for-sale
Securities of U.S. government and federal agencies	$—	—	$—	—	$1,000	2.12%	$—	—	$1,000	2.12%
Securities of state and local municipalities	—	—	500	1.95%	2,420	2.28%	3,261	2.72%	6,181	2.49%
Corporate bonds	—	—	—	—	5,000	5.12%	—	—	5,000	5.12%
Mortgage-backed securities	—	—	3,159	1.63%	17,109	1.75%	88,561	2.23%	108,829	2.14%
Certificates of deposit	245	1.90%	245	2.10%	—	—	—	—	490	2.00%

Total Available-for-sale securities	$245	1.90%	$3,904	1.70%	$25,529	2.47%	$91,822	2.25%	$121,500	2.28%
Total investment securities	$245	1.90%	$3,904	1.70%	$27,290	2.50%	$91,822	2.25%	$123,261	2.28%

	At December 31, 2017
	Within One Year		One to Five Years		Five to Ten Years		Over Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Held-to-maturity
Securities of state and local municipalities tax-exempt	$—	—	$—	—	$263	2.32%	$—	—	$263	2.32%
Securities of U.S. government and federal agencies	—	—	—	—	1,497	3.01%	—	—	1,497	3.01%

Total Held-to-maturity Securities	$—	—	$—	—	$1,760	2.91%	$—	—	$1,760	2.91%
Available-for-sale
Securities of U.S. government and federal agencies	$—	—	$—	—	$1,000	2.12%	$—	—	$1,000	2.12%
Securities of state and local municipalities	—	—	500	1.95%	2,424	2.28%	3,361	2.73%	6,285	2.49%
Corporate bonds	—	—	—	—	5,000	5.04%	—	—	5,000	5.04%
Mortgage-backed securities	—	—	3,169	1.63%	15,032	1.60%	87,120	2.14%	105,321	2.05%
Certificates of deposit	245	1.90%	245	2.10%	—	—	—	—	490	2.00%

Total Available-for-sale securities	$245	1.90%	$3,914	1.70%	$23,456	2.43%	$90,481	2.16%	$118,096	2.20%
Total investment securities	$245	1.90%	$3,914	1.70%	$25,216	2.46%	$90,481	2.16%	$119,856	2.21%

Deposits and Other Borrowed Funds

        Total deposits were $1.01 billion at June 30, 2018, an increase of $80.7 million, or 8.7%, from $928.2 million at December 31, 2017. Noninterest-bearing deposits totaled $284.5 million at June 30, 2018, comprising 28.2% of total deposits, and increased $109.0 million, or 62.1%, compared to December 31, 2017. The increase in total deposits during the first half of 2018 was primarily due to FVCbank's core deposit gathering efforts as FVCbank strategically decreases its reliance on brokered deposit funding, which is used as a short-term funding source for FVCbank. At June 30, 2018, deposits from municipalities which are secured by a letter of credit issued by the FHLB, represent 13.0% of FVCbank's total deposits. Deposits of any individual municipality are generally limited to 5% of total assets, and deposits from municipalities are limited to 18% of total assets in the aggregate. Some of these customers utilize FVCbank's treasury management services, and all maintain deposits of varying types and maturities. As such, FVCbank believes that these customers are unlikely to abruptly terminate their relationship with FVCbank. However, in the event that FVCbank was to lose all or a significant portion of the deposits of one or more of these customers, FVCbank believes that it has adequate alternative sources of liquidity to enable FVCbank to replace these funds, although the cost of such replacement sources of liquidity could be higher.

        Total deposits were $928.2 million at December 31, 2017, an increase of $152.2 million, or 19.6%, from $776.0 million at December 31, 2016. Noninterest-bearing deposits totaled $175.4 million at December 31, 2017, comprising 18.9% of total deposits and increased $9.8 million, or 5.9%, compared to December 31, 2016. The increase in total deposits during 2017 was primarily a result of several successful targeted promotions and business development efforts of new hires to support FVCbank's continued core deposit growth.

        The following table provides information on FVCbank's deposit composition at June 30, 2018 and December 31, 2017, 2016 and 2015.

Deposit Composition
At June 30, 2018 and December 31, 2017, 2016 and 2015
(Dollars in thousands)

			December 31,
	June 30, 2018
			2017		2016		2015
	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
Noninterest-bearing demand	$284,452	—	$175,446	—	$165,662	—	$129,078	—
Interest-bearing—checking, savings and money market	396,667	0.81%	379,101	0.77%	369,281	0.67%	285,623	0.64%
Time deposits $100,000 or more	212,555	1.59%	211,674	1.41%	153,376	1.20%	110,693	1.09%
Other time deposits	115,222	1.62%	161,942	1.30%	87,672	0.82%	101,246	0.73%

	$1,008,896		$928,163		$775,991		$626,640

        The remaining maturity of time deposits at June 30, 2018 and December 31, 2017, 2016 and 2015 are as follows:

		December 31,
	June 30, 2018
(Dollars in thousands)		2017	2016	2015
Three months or less	$83,441	$72,864	$56,109	$53,676
Over three months through six months	62,773	92,427	25,677	26,183
Over six months through twelve months	82,044	96,916	71,554	42,874
Over twelve months	99,519	111,409	87,708	89,206

	$327,777	$373,616	$241,048	$211,939

        Brokered certificates of deposit decreased to $77.3 million at June 30, 2018, or $38.2 million, from $115.5 million at December 31, 2017. At December 31, 2016, brokered certificates of deposits totaled $62.2 million. In addition, FVCbank is a member of the Promontory Interfinancial Network ("Promontory") which gives FVCbank the ability to offer Certificates of Deposit Account Registry Service, or CDARS, and Insured Cash Sweep, or ICS, products to FVCbank's customers who seek to maximize FDIC insurance protection. When a customer places a large deposit with FVCbank for Promontory, funds are placed into certificates of deposit or other deposit products with other banks in the CDARS and ICS networks in increments of less than $250 thousand so that principal and interest are eligible for FDIC insurance protection. These deposits are part of FVCbank's core deposit base and not included in the brokered deposit totals above. At June 30, 2018 and December 31, 2017, FVCbank had $91.2 million and $62.0 million, respectively, in either CDARS reciprocal or ICS reciprocal products. At December 31, 2016, FVCbank had $23.1 million in either CDARS or ICS. The following table reports those certificates of deposit that exceed $100,000 by maturity as of June 30, 2018 and for the three years ended December 31, 2017. At June 30, 2018, certificates of deposit with balances of $250 thousand or more were $165.9 million. As of December 31, 2017 and 2016, certificates of deposit with balances of $250 thousand or more were $119.8 million and $75.9 million, respectively.

Certificates of Deposit Over $100,000 and Greater
At June 30, 2018 and December 31, 2017, 2016 and 2015
(Dollars in thousands)

		December 31,
	June 30, 2018
		2017	2016	2015
Three months or less	$20,567	$12,455	$6,474	$10,941
Over three months through six months	44,710	39,482	16,104	9,679
Over six months through twelve months	65,484	67,742	61,910	21,706
Over twelve months	81,794	91,995	68,888	68,367

	$212,555	$211,674	$153,376	$110,693

        Other borrowed funds, which include federal funds purchased, FHLB advances, and FVCB's subordinated notes, were $24.4 million at June 30, 2018, and $24.3 million at December 31, 2017, and consisted solely of subordinated notes for each period. FVCbank had no federal funds purchased or FHLB advances at June 30, 2018 and December 31, 2017.

        Other borrowed funds were $24.3 million and $51.2 million at December 31, 2017 and 2016, respectively, a decrease of $26.9 million. The decrease in other borrowed funds at December 31, 2017 was attributable to no FHLB advances at December 31, 2017, as deposit growth supported FVCbank's funding needs.

        The following table reflects the short-term borrowings and other borrowed funds outstanding at June 30, 2018 and December 31, 2017, 2016 and 2015.

Short-Term Borrowings
At June 30, 2018 and December 2017, 2016 and 2015
(Dollars in thousands)

			December 31,
	June 30, 2018
			2017		2016		2015
	Amount Outstanding	Weighted Average Rate	Amount Outstanding	Weighted Average Rate	Amount Outstanding	Weighted Average Rate	Amount Outstanding	Weighted Average Rate
Short-term borrowed funds:
Federal funds purchased	$—	—	$—	—	$—	—	$—	—
FHLB advances—short term	—	—	—	—	27,000	0.85%	35,650	0.55%

Total borrowed funds and weighted average rate	$—	—	$—	—	$27,000	0.85%	$35,650	0.55%

Capital Resources

        Capital adequacy is an important measure of financial stability and performance. FVCbank's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

        Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profile of the financial institution. The minimum capital requirements are: (i) a CET1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6%; (iii) a total risk based capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. Additionally, a capital conservation buffer requirement of 1.875% of risk-weighted assets, increasing to 2.5% on January 1, 2019, is designed to absorb losses during periods of economic stress and is applicable to FVCbank's CET1 capital, Tier 1 capital and total capital ratios. Including the conservation buffer, FVCbank currently considers its minimum capital ratios to be as follows: 6.375% for CET1; 7.875% for Tier 1 capital; and 9.875% for Total capital, subject to increase to 7.00% for CET1; 8.50% for Tier 1 capital; and 10.50% for Total capital, on January 1, 2019. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation. Recently enacted legislation directs the federal bank regulatory agencies to develop a "Community Bank Leverage Ratio," calculated by dividing tangible equity capital by average consolidated total assets, of not less than 8% and not more than 10%. If a "qualified community bank," generally a depository institution or depository institution holding company with consolidated assets of less than $10 billion, has a leverage ratio which exceeds the Community Bank Leverage Ratio, then such bank will be considered to have met all generally applicable leverage and risk based capital requirements, the capital ratio requirements for "well capitalized" status under Section 38 of the FDIA and any other leverage or capital requirements to which it is subject.

        Shareholders' equity at June 30, 2018 was $104.0 million, an increase of $5.7 million, compared to $98.3 million at December 31, 2017. The increase in shareholders' equity was attributable to the recognition of net income of $6.1 million through June 30, 2018. Common stock issued as a result of option exercises increased shareholders' equity by $1.1 million for the six months ended June 30, 2018. Accumulated other comprehensive loss increased $1.8 million during the first half of 2018, primarily as a result of the decrease in market value of FVCbank's available-for-sale investment securities portfolio.

        Shareholders' equity at December 31, 2017 was $98.3 million, an increase of $18.5 million, compared to $79.8 million at December 31, 2016. The increase in shareholders' equity was attributable to the recognition of net income of $7.7 million and FVCB's common stock issuance which provided $10.0 million in additional capital to FVCB to support growth. Common stock issued as a result of option exercises increased shareholders' equity by $263 thousand for the year ended December 31, 2017. Accumulated other comprehensive loss increased $394 thousand during the year ended December 31, 2017, primarily as a result of the revaluation of net deferred tax assets due to the 2017 Tax Act.

        Total shareholders' equity to total assets for each of June 30, 2018 and December 31, 2017 was 9.1% and 9.3%, respectively, and for December 31, 2016 was 8.8%. Tangible book value per share at June 30, 2018, December 31, 2017, and December 31, 2016 was $9.38, $9.03, and $7.83, respectively. Total risk-based capital to risk-weighted assets for FVCB was 13.24% at June 30, 2018 compared to 13.46% at December 31, 2017 and 13.16% at December 31, 2016. Accordingly, FVCB was considered "well capitalized" for regulatory purposes at June 30, 2018, December 31, 2017 and December 31, 2016.

        As noted above, regulatory capital levels for the bank and bank holding company meet those established for "well capitalized" institutions. While FVCB is currently considered "well capitalized," FVCB may from time to time find it necessary to access the capital markets to meet FVCB's growth objectives or capitalize on specific business opportunities.

        The following table shows the minimum capital requirement and the capital position at June 30, 2018 and December 31, 2017 for FVCB and for the FVCbank.

Capital Components
At June 30, 2018 and December 31, 2017
(Dollars in thousands)

FVCBankcorp, Inc. (Consolidated):

	Actual		For Capital Adequacy Purposes(1)
	Amount	Ratio	Amount		Ratio
At June 30, 2018
Total risk-based capital	$139,877	13.21%	$84,891	≥	9.875%
Tier 1 risk-based capital	107,212	10.13%	42,346	≥	7.875%
Common equity Tier 1 capital	107,212	10.13%	47,639	≥	6.375%
Leverage capital ratio	107,212	9.90%	43,316	≥	4.000%
At December 31, 2017
Total risk-based capital	$131,410	13.46%	$90,337	≥	9.250%
Tier 1 risk-based capital	99,358	10.17%	70,805	≥	7.250%
Common equity Tier 1 capital	99,358	10.17%	56,155	≥	5.750%
Leverage capital ratio	99,358	9.81%	40,523	≥	4.000%

FVCbank:

	Actual		For Capital Adequacy Purposes(1)			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
At June 30, 2018
Total risk-based capital	$134,708	12.77%	$84,168	≥	9.875%	$105,210	≥	10.00%
Tier 1 risk-based capital	126,410	11.98%	42,084	≥	7.875%	63,126	≥	8.00%
Common equity Tier 1 capital	126,410	11.98%	47,345	≥	6.375%	68,387	≥	6.50%
Leverage capital ratio	126,410	11.58%	43,694	≥	4.000%	54,617	≥	5.00%
At December 31, 2017
Total risk-based capital	$127,020	12.83%	$91,594	≥	9.250%	$99,021	≥	10.00%
Tier 1 risk-based capital	119,295	12.05%	71,790	≥	7.250%	79,217	≥	8.00%
Common equity Tier 1 capital	119,295	12.05%	56,937	≥	5.750%	64,364	≥	6.50%
Leverage capital ratio	119,295	11.79%	40,456	≥	4.000%	50,571	≥	5.00%

(1)
Except with regard to FVCB's and FVCbank's Leverage capital ratio, the minimum capital requirement for capital adequacy purposes includes the phased-in portion of the Basel III Capital Rules conservation buffer.

Liquidity

        Liquidity in the banking industry is defined as the ability to meet the demand for funds of both depositors and borrowers. FVCbank must be able to meet these needs by obtaining funding from depositors or other lenders or by converting non-cash items into cash. The objective of FVCbank's liquidity management program is to ensure that FVCbank always has sufficient resources to meet the demands of depositors and borrowers. Stable core deposits and a strong capital position provide the base for FVCbank's liquidity position. FVCbank believes it has demonstrated its ability to attract deposits because of FVCbank's convenient branch locations, personal service, technology and pricing.

        In addition to deposits, FVCbank has access to the different wholesale funding markets. These markets include the brokered certificate of deposit market and the federal funds market. FVCbank is a member of the Promontory Interfinancial Network, which allows banking customers to access FDIC insurance protection on deposits through FVCbank which exceed FDIC insurance limits. FVCbank also has one-way authority with Promontory for both their CDARs and ICS products which provides FVCbank the ability to access additional wholesale funding as needed. FVCbank also maintains secured lines of credit with the FRB and the FHLB for which FVCbank can borrow up to the allowable amount for the collateral pledged. Having diverse funding alternatives reduces FVCbank's reliance on any one source for funding.

        Cash flow from amortizing assets or maturing assets also provides funding to meet the needs of depositors and borrowers.

        FVCbank has established a formal liquidity contingency plan which establishes a liquidity management team and provides guidelines for liquidity management. For FVCbank's liquidity management program, FVCbank first determines FVCbank's current liquidity position and then forecast liquidity based on anticipated changes in the balance sheet. In this forecast, FVCbank expects to maintain a liquidity cushion. FVCbank also stress tests its liquidity position under several different stress scenarios, from moderate to severe. Guidelines for the forecasted liquidity cushion and for liquidity cushions for each stress scenario have been established. FVCbank believe that it has sufficient resources to meet its liquidity needs.

        Liquid assets, which include cash and due from banks, federal funds sold and investment securities available for sale, totaled $154.1 million at June 30, 2018, or 13.5% of total assets. FVCbank held investments that are classified as held-to-maturity in the amount of $1.8 million at June 30, 2018. To maintain ready access to FVCbank's secured lines of credit, FVCbank has pledged a portion of its commercial real estate and residential real estate loan portfolios to the FHLB and FRB. Additional borrowing capacity at the FHLB at June 30, 2018 was approximately $155.9 million. Borrowing capacity with the FRB was approximately $49.7 million at June 30, 2018. These facilities are subject to the FHLB and the Federal Reserve approving disbursement to FVCbank. In addition, FVCbank has investment securities of $109.4 million which are available to pledge at FHLB to provide additional borrowing capacity if needed. FVCbank also have unsecured federal funds purchased lines of $109.0 million available. FVCbank anticipates maintaining liquidity at a level sufficient to protect depositors, provide for reasonable growth and fully comply with all regulatory requirements.

        Liquidity is essential to FVCbank's business. FVCbank's liquidity could be impaired by an inability to access the capital markets or by unforeseen outflows of cash, including deposits. This situation may arise due to circumstances that FVCbank may be unable to control, such as general market disruption, negative views about the financial services industry generally, or an operational problem that affects a third party or FVCbank. FVCbank's ability to borrow from other financial institutions on favorable terms or at all could be adversely affected by disruptions in the capital markets or other events. As discussed under the caption "Deposits and Other Borrowed Funds" above, FVCbank has a deposit concentration related to municipalities at June 30, 2018. While FVCbank believes it has a healthy liquidity position and does not anticipate the loss of deposits of any of the significant deposit customers, any of the factors discussed above could materially impact FVCbank's liquidity position in the future.

Contractual Obligations

        The following table presents, at June 30, 2018, FVCB's and FVCbank's significant contractual obligations to third parties on debt and lease agreements and service obligations. For more information about the contractual obligations, see the note "Financial Instruments with Off-Balance Sheet Risk," in the notes to the consolidated financial statements of FVCB.

Contractual Obligations
At June 30, 2018
(Dollars in thousands)

	Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations:
Certificates of deposit	$250,492	$153,473	$90,866	$6,153	$—
Wholesale deposits	77,285	74,785	2,500	—	—
Subordinated debt	24,367	—	—	—	24,367
Operating lease obligations	8,826	1,334	3,612	2,571	1,309

Total	$360,970	$229,592	$96,978	$8,724	$25,676

Financial Instruments with Off-Balance-Sheet Risk and Credit Risk

        FVCbank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of FVCbank's customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

        FVCbank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. FVCbank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. FVCbank evaluates each customer's credit worthiness on a case-by-case basis and require collateral to support financial instruments when deemed necessary. The amount of collateral obtained upon extension of credit is based on management's evaluation of the counterparty. Collateral held varies but may include deposits held by FVCbank, marketable securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates up to one year or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These instruments represent obligations to extend credit or guarantee borrowings and are not recorded on the consolidated statements of financial condition. The rates and terms of these instruments are competitive with others in the market in which FVCbank does business.

        Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. Those lines of credit may not be drawn upon to the total extent to which FVCbank has committed.

        Standby letters of credit are conditional commitments FVCbank issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. FVCbank holds certificates of deposit, deposit accounts, and real estate as collateral supporting those commitments for which collateral is deemed necessary.

        At June 30, 2018 and December 31, 2017, unused commitments to fund loans and lines of credit totaled $200.7 million and $170.8 million, respectively. Commercial and standby letters of credit totaled $8.9 million and $9.7 million at June 30, 2018 and December 31, 2017, respectively.

Quantitative and Qualitative Disclosures About Market Risk

        As a financial institution, FVCbank are exposed to various business risks, including interest rate risk. Interest rate risk is the risk to earnings and value arising from volatility in market interest rates. Interest rate risk arises from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities, changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers' ability to prepay loans and depositors' ability to redeem certificates of deposit before maturity, changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion, and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR. FVCbank's goal is to maximize net interest income without incurring excessive interest rate risk. Management of net interest income and interest rate risk must be consistent with the level of capital and liquidity that FVCbank maintains. FVCbank manages interest rate risk through an asset and liability committee, or ALCO. ALCO is responsible for managing FVCbank's interest rate risk in conjunction with liquidity and capital management.

        FVCbank employs an independent consulting firm to model its interest rate sensitivity. FVCbank uses a net interest income simulation model as its primary tool to measure interest rate sensitivity. Many assumptions are developed based on expected activity in the balance sheet. For maturing assets, assumptions are created for the redeployment of these assets. For maturing liabilities, assumptions are developed for the replacement of these funding sources. Assumptions are also developed for assets and liabilities that could reprice during the modeled time period. These assumptions also cover how FVCbank expects rates to change on non-maturity deposits such as interest checking, money market checking, savings accounts as well as certificates of deposit. Based on inputs that include the current balance sheet, the current level of interest rates and the developed assumptions, the model then produces an expected level of net interest income assuming that market rates remain unchanged. This is considered the base case. Next, the model determines what net interest income would be based on specific changes in interest rates. The rate simulations are performed for a two year period and include ramped rate changes of down 100 basis points to 400 basis points and up 100 basis points to 400 basis points. In both the up and down scenarios, the model assumes a parallel shift in the yield curve. The results of these simulations are then compared to the base case.

        Stress testing the balance sheet and net interest income using instantaneous parallel shock movements in the yield curve of 100 to 400 basis points is a regulatory and banking industry practice. However, these stress tests may not represent a realistic forecast of future interest rate movements in the yield curve. In addition, instantaneous parallel interest rate shock modeling is not a predictor of actual future performance of earnings. It is a financial metric used to manage interest rate risk and track the movement of FVCbank's interest rate risk position over a historical time frame for comparison purposes.

        At June 30, 2018, FVCbank's asset/liability position was asset sensitive based on its interest rate sensitivity model. FVCbank's net interest income would increase by 1.5% in an up 100 basis point scenario and would increase by 4.5% in an up 400 basis point scenario over a one-year time frame. In the two-year time horizon, FVCbank's net interest income would increase by 5.4% in an up 100 basis point scenario and would increase by 15.7% in an up 400 basis point scenario. At June 30, 2018 and December 31, 2017, all interest rate risk stress tests measures were within FVCbank's board policy established limits in each of the increased rate scenarios.

        Additional information on FVCbank's interest rate sensitivity for a static balance sheet over a one-year time horizon as of June 30, 2018 and December 31, 2017 can be found below.

Interest Rate Risk to Earnings (Net Interest Income)
June 30, 2018		December 31, 2017
Change in interest rates (basis points)	Percentage change in net interest income	Change in interest rates (basis points)	Percentage change in net interest income
+400	8.70%	+400	5.35%
+300	6.68%	+300	4.35%
+200	4.68%	+200	3.50%
+100	2.48%	+100	2.06%
0	—	0	—
–100	–2.86%	–100	–2.82%
–200	–7.89%	–200	–8.54%

        Economic value of equity, or EVE, measures the period end market value of assets less the market value of liabilities and the change in this value as rates change. It models simultaneous parallel shifts in market interest rates, implied by the forward yield curve. The EVE model calculates the market value of capital by taking the present value of all asset cash flows less the present value of all liability cash flows.

        The interest rate risk to capital at June 30, 2018 and December 31, 2017 is shown below and reflects that FVCbank's market value of capital is in a liability position in which an increase in short-term interest rates is expected to generate lower market values of capital. At June 30, 2018 and December 31, 2017, all EVE stress tests measures were within FVCbank's board policy established limits.

Interest Rate Risk to Capital
June 30, 2018		December 31, 2017
Change in interest rates (basis points)	Percentage change in economic value of equity	Change in interest rates (basis points)	Percentage change in economic value of equity
+400	–16.60%	+400	–26.37%
+300	–12.34%	+300	–19.27%
+200	–7.54%	+200	–10.82%
+100	–3.35%	+100	–4.24%
0	—	0	—
–100	2.00%	–100	1.64%
–200	2.13%	–200	1.28%

 SECURITY OWNERSHIP OF DIRECTORS, OFFICERS AND CERTAIN BENEFICIAL
OWNERS OF FVCB

        The following table sets forth information about the beneficial ownership of FVCB's common stock as of August 31, 2018, for:

  •
  each of FVCB's directors and named executive officers individually;

  •
  all of FVCB's directors and executive officers as a group; and

  •
  each person known to FVCB to be the beneficial owner of more than 5% of FVCB's common stock.

        FVCB has determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. For purposes of calculating each person's percentage ownership, common stock issuable pursuant to equity awards within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table, FVCB believes that each beneficial owner identified in the table possesses sole voting and investment power over all FVCB common stock shown as beneficially owned by the beneficial owner.

        The percentage of beneficial ownership after the offering is based on 13,076,266 shares of common stock which would have been outstanding as of June 30, 2018 if the offering had been completed as of that date, assuming no exercise of the underwriters' overallotment option, except with respect to directors and executive officers holding options exercisable within 60 days of August 31 2018, in which event, represents percentage of shares issued and outstanding plus the number of the number of shares with respect to which such person holds options exercisable within 60 days of August 31, 2018. This table does not give effect to the purchase of shares by any of the named persons in the offering of additional shares of FVCB common stock or the issuance of shares in the merger.

	Prior to Offering
Name	Number of Shares(1)	Percent
Directors
Patricia A. Ferrick	159,512	1.23%
L. Burwell Gunn	110,830	0.86%
Scott Laughlin(2)	157,580	1.22%
Thomas L. Patterson	194,563	1.51%
David W. Pijor(3)	696,045	5.29%
Devin Satz(4)	170,910	1.32%
Lawrence W. Schwartz	138,720	1.07%
Sidney G. Simmonds(5)	192,725	1.50%
Daniel M. Testa(6)	215,143	1.66%
Philip R. Wills III(7)	261,818	2.03%
Steven M. Wiltse	11,132	0.09%
Named Executive Officers who are not Directors
B. Todd Dempsey	137,689	1.06%
All directors and executive officers of the Company as a group (16 persons)	2475,078	18.11%
Five percent shareholders
Nino R. Vaghi(8)	700,494	5.45%

(1)
Includes options to purchase common stock for individual directors and executive officers, and in the case of Mr. Simmonds, warrants, as follows: Ms. Ferrick—130,074 shares; Mr. Gunn—94,030 shares; Mr. Laughlin—92,496 shares; Mr. Patterson—97,178 shares; Mr. Pijor—327,143 shares; Mr. Satz—96,693 shares; Mr. Schwartz—80,359 shares; Mr. Simmonds—64,895 shares; Mr. Testa—105,776 shares; Mr. Wills—93,667 shares; Mr. Wiltse—0 shares; and Mr. Dempsey—119,332 shares. For all directors and executive officers as a group, includes options and warrants to purchase an aggregate of 1,409,202 shares of common stock. For Mr. Vaghi, a former director of FVCbank, includes options to purchase 15,553 shares of common stock.

(2)
Includes 40,425 shares held jointly with Mr. Laughlin's spouse.

(3)
Includes 2,252 shares held by Mr. Pijor's spouse and 117,187 shares owned by a relative as to which Mr. Pijor has voting power. Mr. Pijor's address is 11325 Random Hills Road, Suite 240 Fairfax, Virginia 22030.

(4)
Includes 67,382 shares held jointly with Mr. Satz's spouse and 2,500 shares held by Mr. Satz's children.

(5)
Includes 102,878 shares as to which Mr. Simmonds has voting and dispositive power as executor of estates of third parties and as trustee of a trust for the benefit of a third party, in which he has no pecuniary interest.

(6)
Includes 5,858 shares held by Mr. Testa's spouse.

(7)
Includes 68,772 shares held by Mr. Wills' spouse, 29,930 shares held by Mr. Wills' children and 58,593 shares held by a limited liability company over which Mr. Wills has voting power.

(8)
Mr. Vaghi's address is 4225 Dresden Street, Kensington, Maryland 20895.

 MARKET FOR FVCB COMMON STOCK AND DIVIDENDS

        Market for Common Stock.    FVCB common stock is currently listed on NASDAQ under the symbol "FVCB." Until September 13, 2018, FVCB common stock was traded on the OTCQX market. For the three months ended August 31, 2018, the average daily trading volume in FVCB's common stock was 3,054 shares. As of August 31, 2018, there were 584 holders of record of FVCB's common stock and approximately 953 total beneficial shareholders.

        FVCB cannot assure you that a liquid trading market for its common stock will develop or be sustained. You may not be able to sell your shares quickly or at the market price if trading in FVCB common stock is not active.

        Set forth below are the high and low sales prices for the common stock on the OTCQX market through September 13, 2018, and on NASDAQ thereafter, on a quarterly basis, during 2018 and the past two fiscal years, as adjusted for the 5 for 4 stock splits in the form of 25% stock dividends paid June 30, 2016 and September 25, 2017.

	High	Low
2018
Third Quarter (through September 13, 2018)	$20.50	$17.20
Second Quarter	$17.45	$16.85
First Quarter	$17.70	$17.35
2017
Fourth Quarter	$19.70	$17.15
Third Quarter	$17.10	$15.60
Second Quarter	$17.20	$15.00
First Quarter	$15.40	$13.28
2016
Fourth Quarter	$13.76	$12.65
Third Quarter	$15.80	$13.20
Second Quarter	$12.80	$11.01
First Quarter	$11.10	$10.73

        Dividends.    To date, FVCB has not paid, and it does not currently pay, a cash dividend on its common stock. Holders of FVCB common stock are only entitled to receive dividends when, as and if declared by FVCB's board of directors out of funds legally available for dividends. As FVCB are a bank holding company and does not engage directly in business activities of a material nature, its ability to pay dividends FVCB common stock depends, in large part, upon the receipt of dividends from FVCbank. Any future determination relating to FVCB's dividend policy will be made by its board of directors and will depend on a number of factors, including general and economic conditions, industry standards, its financial condition and operating results, its available cash and current and anticipated cash needs, capital requirements, its ability to service debt obligations senior to FVCB common stock, banking regulations, contractual, legal, tax and regulatory restrictions, and limitations on the payment of dividends by FVCB to its shareholders or by FVCbank to FVCB, and such other factors as the board of directors may deem relevant.

        Regulations of the Federal Reserve and Virginia law place limits on the amount of dividends FVCbank may pay to FVCB without prior approval. Prior regulatory approval is required to pay dividends which exceed FVCbank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. Under Virginia law, dividends may only be paid out of retained earnings. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve has the same authority over bank holding companies. Under Virginia law,

FVCB generally may not pay dividends or distributions to holders of FVCB common stock if it would be unable to pay its debts as they become due in the ordinary course of business or if its total assets would be less than the sum of its total liabilities plus the amount of the liquidation preference of any class of shares with superior rights than FVCB common stock.

        The Federal Reserve has established requirements with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that FVCB may pay in the future. The Federal Reserve has issued guidance on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company's financial health, such as by borrowing. Under Federal Reserve guidance, as a general matter, the board of directors of a holding company should inform the Federal Reserve and should eliminate, defer, or significantly reduce the dividends if: (i) the holding company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (iii) the holding company's prospective rate of earnings retention is not consistent with the capital needs and overall current and prospective financial condition; or (iii) the holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. As a depository institution, the deposits of which are insured by the FDIC, FVCbank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. FVCbank is not in default under any of its obligations to the FDIC.

INFORMATION ABOUT COLOMBO

General Information

        Colombo was organized in 1968 under the name "Independence Federal Savings and Loan Association." On November 28, 2013, Independence merged with another federal savings association named Colombo Bank, organized in 1914 under the name "Apicella Bank," with Independence being the surviving entity, and changed its name to Colombo Bank. On June 23, 2017, Colombo converted from a federal savings association to a Maryland chartered commercial bank.

        Colombo conducts a general commercial and retail banking business from five officers located in Washington, D.C., Bethesda, Rockville and Silver Spring in Montgomery County Maryland, and Baltimore, Maryland. Colombo offers a range of commercial and personal banking services to small and mid-sized businesses, professional service firms and non-profit organizations. Colombo offers a number of types of commercial and consumer lending, including home equity lines of credit, home equity loans, consumer loans and commercial real estate loans, as well as checking accounts, savings, and time deposit products. All of Colombo's products and services are directly or indirectly related to the business of community banking and all activity is reported as one segment of operations.

        Colombo's primary market areas are the District of Colombia, Montgomery County Maryland, Baltimore City and contiguous areas in the Maryland and Virginia suburbs of Washington, D.C. and the suburbs of Baltimore. Within its market areas, Colombo competes for deposits and loans with larger financial institutions. Most of the competitors are larger than Colombo in asset size and have more extensive facilities and have a greater depth of lending capacity, technology offerings and marketing capabilities.

Financial Condition and Results of Operation

        As of June 30, 2018, Colombo had an aggregate of $191.5 million of assets, $152.6 million of loans, $141.8 million of deposits and $21.3 million of shareholders' equity. At June 30, 2018, Colombo's nonperforming assets (consisting of nonaccrual loans, troubled debt restructured loans, loans past due

90 days or more and still accruing interest and other real estate owned) were approximately $2.3 million, or 1.2% of total assets.

        For the six months ended June , 2018 and the year ended December 31, 2017, Colombo had earnings of $346 thousand and $1.0 million, respectively. Colombo's net interest margin for the six months ended June 30, 2018 and year ended December 31, 2017 were 3.71% and 3.45%, respectively, and its return on average equity was 3.24% and 5.02%, respectively. Its efficiency ratio for the six months ended June 30, 2018 and the year ended December 31, 2017 was 96.06% and 99.14%, respectively. FVCbank expects that it will be able to achieve significant cost savings following integration of Colombo, approximately 35% of Colombo's noninterest expenses by early 2019. Colombo had a net operating loss carryforward of approximately $30.6 million at December 31, 2017, which will begin expiring during the year ended December 31, 2023, against which it had a valuation allowance of approximately $10.2 million.

        At June 30, 2018, Colombo's loan portfolio consisted primarily of commercial loans, commercial real estate loans-owner occupied and income producing, including multifamily residential loans, loans on 1-4 family residential properties, and construction loans, as set forth below:

(Dollars in thousands)	Amount	Percentage of Portfolio
Commercial real estate	$92,062	60.33%
Commercial and industrial	$1,054	13.80%
Commercial construction	$8,252	5.41%
Consumer residential	$30,970	20.30%
Consumer nonresidential	$255	0.16%

Total	$152,593	100%

Financial and Statistical Information About Colombo

        The following tables present certain financial and statistical information about the assets, liabilities and operations of Colombo. These tables should be read together with, and are qualified by reference to, the historical consolidated financial information contained in Colombo's consolidated financial statements and related notes included in this prosxy statement/prospectus. The results included here and elsewhere in this proxy statement/prospectus are not necessarily indicative of future performance.

        The following table presents average balance sheet information, interest income, interest expense and the corresponding average yield earned and rates paid for the six months ended June 30, 2018 and 2017.

Average Balance Sheets and Interest Rates on Interest-Earning Assets and Interest-Bearing Liabilities
For the Six Months Ended June 30, 2018 and 2017

	2018			2017
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets
Interest-earning assets:
Loans:
Total real estate loans	$135,012,738	$3,540,551	5.22%	$144,480,147	$3,602,977	4.96%
Total commercial loans	17,700,907	502,175	5.72%	18,511,381	524,928	5.64%
Consumer loans	449,762	10,801	4.84%	687,350	12,465	3.61%

Total loans	153,163,407	4,053,527	5.26%	163,678,878	4,140,370	5.03%

Interest bearing/fed funds sold	23,490,201	194,018	1.67%	22,936,050	108,168	0.94%
Investment securities	14,091,785	157,079	2.25%	16,484,273	179,140	2.16%
FHLB & other stock	1,472,164	44,626	6.11%	1,781,771	41,742	4.66%

Total interest-earning assets and interest income	192,217,557	4,449,250	4.60%	204,880,972	4,469,420	4.34%

Noninterest-earning assets:
Cash and due from banks	1,014,332			1,054,812
Premises and equipment, net	581,185			721,597
Accrued interest and other assets	1,945,762			2,035,786
Allowance for loan losses	(2,547,123)			(2,961,741)

Total assets	$193,211,713			$205,731,426

Liabilities and Stockholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
Statement Savings	$20,619,497	$69,162	0.68%	$12,409,062	$18,045	0.29%
Money markets	20,258,165	69,027	0.69%	21,721,381	51,289	0.47%
CDs	75,363,937	433,621	1.16%	92,248,784	449,562	0.97%
NOW accounts	7,489,373	13,055	0.35%	7,700,405	7,418	0.19%

Total interest-bearing deposits	123,730,972	584,865	1.21%	134,079,632	526,314	0.90%

Other borrowed funds	29,430,945	329,671	2.26%	35,003,696	506,365	2.88%

Total interest-bearing liabilities and interest expense	153,161,917	914,536	1.20%	169,083,328	1,032,679	1.21%

Noninterest-bearing liabilities:
Demand deposits	18,217,001			15,834,795
Other liabilities	477,988			436,617
Common stockholders' equity	21,354,807			20,376,686

Total liabilities and stockholders' equity	$193,211,713			$205,731,426

Net interest income and net interest margin		$3,534,714	3.71%		$3,436,741	3.39%

        The level of net interest income is affected primarily by variations in the volume and mix of assets and liabilities, as well as changes in interest rates. The following table shows the effect that these factors had on the interest earned from our interest-earning assets and interest incurred on our interest-bearing liabilities for the six months ended June 30, 2018 and 2017.

 Rate and Volume Analysis
For the Six Months Ended June 30, 2018 and 2017

	2018 Compared to 2017
	Average Volume(2)	Average Rate	Increase (Decrease)
Interest income:
Loans:
Total real estate loans	$(239,001)	$176,575	$(62,426)
Total commercial loans	(29,917)	7,164	(22,753)
Consumer loans	(4,443)	2,779	(1,664)

Total loans	(273,361)	186,518	(86,843)

Interest bearing/fed funds sold(1)	393	85,456	85,849
Investment securities	(28,148)	6,087	(22,061)
FHLB & other stock	(7,725)	10,610	2,885
Total interest income	(308,841)	288,671	(20,170)

Interest expense:
Interest-bearing deposits:
Statement Savings	11,529	39,588	51,117
Money markets	(4,111)	21,849	17,738
Time deposits	(87,319)	71,378	(15,941)
Wholesale deposits	(302)	5,939	5,637

Total interest-bearing deposits	(80,203)	138,754	58,551

Other borrowed funds	(86,447)	(90,247)	(176,694)

Total interest expense	(166,650)	48,507	(118,143)
Net interest income	$(142,191)	$240,164	$97,973

(1)
Non-accrual loans are included in average balances and do not have a material effect on the average yield. Interest income on non-accruing loans was not material for the years presented.

(2)
The average yields for investment securities are reported on a fully taxable-equivalent basis at a rate of 21% for 2018 and 34% for 2017. (3) Changes attributable to rate/volume have been allocated to volume.

        The following table presents the composition of Colombo's loans receivable portfolio at June 30, 2018 and December 31, 2017.

Loans Receivable
At June 30, 2018 and December 31, 2017

	June 30, 2018	December 31, 2017
Real estate
Residential	$27,910,875	$34,295,932
Commercial	92,061,540	87,913,535
Construction	8,251,654	14,627,463
Commercial	21,054,324	16,606,298
Home equity	3,059,518	3,232,594
Consumer	255,297	643,137

Gross loans	152,593,208	157,318,959
Less:
Allowance for loan losses	2,611,189	2,691,973
Unearned income and (unamortized premiums)	37,742	93,106

Loans receivable, net	$149,944,277	$154,533,880

        The following table sets forth the repricing characteristics and sensitivity to interest rate changes of Colombo's loan portfolio at June 30, 2018 and December 31, 2017.

Loan Maturities and Interest Rate Sensitivity
At June 30, 2018 and December 31, 2017

June 30, 2018	One Year or Less	Between One and Five Years	After Five Years	Total
Real estate
Residential	$9,577,130	$2,637,995	$15,695,750	$27,910,875
Commercial	23,487,301	47,145,470	21,428,769	92,061,540
Construction	6,595,563	687,593	968,499	8,251,654
Commercial	14,920,529	1,624,512	4,509,283	21,054,324
Home equity	3,039,082	20,436	—	3,059,518
Consumer	171,822	26,657	56,817	255,297

	$57,791,427	$52,142,663	$42,659,118	$152,593,208

Fixed-rate loans	$11,989,894	$36,481,109	$38,192,872	$86,663,875
Floating-rate loans	45,801,533	15,661,554	4,466,246	65,929,333

	$57,791,427	$52,142,663	$42,659,118	$152,593,208

December 31, 2017	One Year or Less	Between One and Five Years	After Five Years	Total
Real estate
Residential	$12,406,853	$2,796,613	$19,092,467	$34,295,932
Commercial	17,121,323	52,264,757	18,527,456	87,913,535
Construction	12,134,651	33,202	2,459,610	14,627,463
Commercial	10,955,567	1,409,950	4,240,782	16,606,298
Home equity	3,178,475	45,694	8,425	3,232,594
Consumer	293,324	31,305	318,507	643,137

	$56,090,192	$56,581,521	$44,647,246	$157,318,959

Fixed-rate loans	$9,989,271	$36,272,294	$42,999,457	$89,261,022
Floating-rate loans	46,100,921	20,309,226	1,647,790	68,057,937

	$56,090,192	$56,581,521	$44,647,246	$157,318,959

        The following tables provide information on Colombo's asset quality at June 30, 2018 and December 31, 2017.

Nonperforming Assets
At June 30, 2018 and December 31, 2017

	June 30, 2018	December 31, 2017
Nonperforming assets:
Nonaccrual loans	$1,684,902	$3,084,415
Loans contractually past-due 90 days or more	179,533	235,592

Total nonperforming loans (NPLs)	$1,864,435	$3,320,007

Other real estate owned (OREO)	446,600	—

Total nonperforming assets (NPAs)	$2,311,035	$3,320,007

Performing troubled debt restructurings (TDRs)	$1,412,053	$1,298,456

NPLs/Total Assets	0.97%	1.70%
NPAs/Total Assets	1.21%	1.70%
NPAs and TDRs/Total Assets	1.94%	2.36%
Allowance for loan losses/NPLs	140.05%	81.08%

Nonperforming Loans by Type
At June 30, 2018 and December 31, 2017

	June 30, 2018	December 31, 2017
Real estate
Residential	$214,254	$1,771,751
Commercial	760,684	612,011
Commercial	676,269	901,692
Home equity	213,229	34,553

	$1,864,435	$3,320,007

        The following tables present information pertaining to the activity in and allocation of the allowance for loan losses by loan type and the percentage of the loan type to the total loan portfolio. The allocation of the allowance for loan losses to a category of loans is not necessarily indicative of future losses or charge-offs, and does not restrict the use of the allowance to any specific category of loans.

Allowance for Loan Losses
For the Six Months Ended June 30, 2018 and 2017 and Year Ended December 31, 2017

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017
Beginning balance	$2,691,973	$2,947,262	$2,947,262
Provision for loan losses	(200,000)	—	(1,000,000)
Loans charged off:
Real estate
Residential	—	(55,201)	(55,201)
Commercial	—	—	(2,850)
Commercial	(225,423)	—	—
Consumer	—	(3,205)	(3,450)

Total loans charged off	(225,423)	(58,406)	(61,501)
Recoveries:
Real estate
Residential	25,848	52,236	107,583
Commercial	35,626	4,371	623,716
Construction	245,873	—	—
Commercial	9,497	7,118	13,118
Home equity	27,795	38,341	60,802
Consumer	—	446	993

Total recoveries	344,639	102,512	806,212
Net (charge offs) recoveries	119,216	44,106	744,711

Ending balance	$2,611,189	$2,991,368	$2,691,973

	June 30,		Year ended December 31,
Loans:	2018	2017	2017
Balance at period end, net of fees	$152,555,466	$161,136,973	$157,225,853
Allowance for loan losses to loans receivable, net of fees	1.71%	1.86%	1.71%
Net charge-offs (recoveries) to average loans receivable, annualized	(0.16)%	(0.05)%	(0.46)%

 Allocation of the Allowance for Loan Losses
At June 30, 2018 and December 31, 2017

	June 30, 2018		December 31, 2017
	Allocation	% of Total*	Allocation	% of Total*
Real estate
Residential	$591,977	18.29%	$645,841	21.80%
Commercial	1,406,823	60.33%	1,290,619	55.88%
Construction	184,706	5.41%	331,141	9.30%
Commercial	143,907	13.80%	369,157	10.56%
Home equity	32,393	2.01%	36,215	2.05%
Consumer	2,604	0.16%	7,936	0.41%
Unallocated	248,779	0.00%	11,064	0.00%

Total allowance for loan losses	$2,611,189	100.00%	$2,691,973	100.00%

*
Percentage of loan type to the total loan portfolio.

        The following table reflects the composition of Colombo's investment portfolio, at amortized cost, at June 30, 2018 and December 31, 2017.

Investment Securities
At June 30, 2018 and December 31, 2017

	June 30, 2018		December 31, 2017
	Balance	Percent of Total	Balance	Percent of Total
Available-for-sale
U.S. Government agency	$2,878,181	21.35%	$2,975,645	20.07%
Mortgage-backed securities	7,230,821	53.65%	8,105,400	54.68%
Collateralized mortgage obligations	3,369,955	25.00%	3,743,620	25.25%

Total investment securities	$13,478,957	100.00%	$14,824,665	100.00%

        The following tables present the amortized cost of Colombo's investment portfolio by their stated maturities, as well as the weighted average yields for each of the maturity ranges at June 30, 2018 and December 31, 2017.

Investment Securities by Stated Maturity
At June 30, 2018 and December 31, 2017

	At June 30, 2018
	Within One Year		One to Five Years		Five to Ten Years		Over Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Available-for-sale
U.S. Government agency	$—	—	$1,493,928	2.00%	$855,264	3.88%	$606,487	2.22%	$2,955,679	2.59%
Mortgage-backed securities	—	—			2,623,249	2.51%	4,871,743	3.15%	7,494,992	2.93%
Collateralized mortgage obligations	—	—	63,375	5.50%	—	—	3,504,804	2.13%	3,568,178	2.19%

Total available-for-sale securities	$—	—	$1,557,303	2.14%	$3,478,513	2.85%	$8,983,034	2.69%	$14,018,850	2.67%
Total investment securities	$—	—	$1,557,303	2.14%	$3,478,513	2.85%	$8,983,034	2.69%	$14,018,850	2.67%

	At December 31, 2017
	Within One Year		One to Five Years		Five to Ten Years		Over Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Available-for-sale
U.S. Government agency	$—	—	$1,493,234	2.00%	$859,419	3.88%	$637,098	2.22%	$2,989,751	2.59%
Mortgage-backed securities	1,612	2.79%	—	—	1,789,114	2.50%	6,395,518	2.90%	8,186,245	2.81%
Collateralized mortgage obligations	—	—	71,336	5.50%			3,809,120	2.14%	3,880,456	2.20%

Total available-for-sale securities	$1,612	2.79%	$1,564,570	2.16%	$2,648,533	2.95%	$10,841,044	2.59%	$15,056,452	2.61%
Total investment securities	$1,612	2.79%	$1,564,570	2.16%	$2,648,533	2.95%	$10,841,044	2.59%	$15,056,452	2.61%

        The remaining maturity of time deposits with balances over $100,000 at June 30, 2018 and December 31, 2017 are as follows:

Certificates of Deposit Over $100,000
At June 30, 2018 and December 31, 2017

	June 30, 2018	December 31, 2017
Three months or less	$5,879,525	$21,683,164
Over three months through six months	4,479,070	18,534,774
Over six months through twelve months	30,711,869	8,688,216
Over twelve months	12,928,169	9,270,214

	$53,998,633	$58,176,369

        The following table reflects the short-term borrowings outstanding at June 30, 2018 and December 31, 2017.

Short-Term Borrowings
At June 30, 2018 and December 31, 2017

	June 30, 2018		December 31, 2017
	Amount Outstanding	Weighted Average Rate	Amount Outstanding	Weighted Average Rate
Short-term borrowed funds:
Federal funds purchased	$—	—	$—	—
FHLB advances—short term	5,000,000	1.98%	12,000,000	2.05%

Total borrowed funds and weighted average rate	$5,000,000	1.98%	$12,000,000	2.05%

        The following table shows the minimum capital requirement and capital position at June 30, 2018 and December 31, 2017 for Colombo Bank.

Capital Components
At June 30, 2018 and December 31, 2017
(Dollars in thousands)

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
At June 30, 2018
Total risk-based capital	$22,377	16.96%	$13,032	≥	9.875%	$13,197	≥	10.00%
Tier 1 risk-based capital	20,715	15.70%	10,393	≥	7.875%	10,557	≥	8.00%
Common equity Tier 1 capital	20,715	15.70%	8,413	≥	6.375%	8,578	≥	6.50%
Leverage capital ratio	20,715	10.86%	7,631	≥	4.000%	9,539	≥	5.00%

At December 31, 2017
Total risk-based capital	$22,578	16.60%	$12,581	≥	9.250%	$13,601	≥	10.00%
Tier 1 risk-based capital	20,889	15.36%	9,861	≥	7.250%	10,881	≥	8.00%
Common equity Tier 1 capital	20,889	15.36%	7,821	≥	5.750%	8,841	≥	6.50%
Leverage capital ratio	20,889	10.54%	7,927	≥	4.000%	9,909	≥	5.00%

Security Ownership of Certain Beneficial Owners of Colombo

        The following table sets forth as of the record date the amount and percentage of the common stock of Colombo beneficially owned by each director, each Colombo executive officer and all directors and executive officers of Colombo as a group.

Name of Beneficial Owner	Number of Shares	Percent(1)
Directors
Morton A. Bender(2)	338,333,208	98.28%
Nelson Decklebaum	110	*
Edward Gold	7,335	*
James Regan	7,335	*
Edward Reilly	7,335	*
Gilbert Kennedy	7,335	*
Executive Officers who are not Directors
Gerald A. Muccioli	—	*
John P. Shroads	—	*
Matthew D. White	—	*
All Directors and Executive Officers as a Group (9 persons)	338,362,656	99.29%

*
Less than one percent.

(1)
Represents percentage of 344,248,084 shares of Colombo common stock outstanding as of the record date. There are no outstanding options, warrants or other rights to acquire shares of Colombo common stock, or securities convertible into or exchangeable for shares of Colombo common stock.

(2)
Included 3,637,210 shares of Colombo common stock held jointly with Mr. Bender's spouse. Does not include 646,689 shares held directly by Mr. Bender's spouse, or 3,990,993 shares held by Mr. Bender's adult children and grandchildren.

Information about Colombo Directors and Executive Officers who Will become Directors or Executive Officers of FVCB

  Colombo Designee as FVCB Director.

        Under the merger agreement, Morton A Bender, the Chairman of the board of directors of Colombo will, subject to any required regulatory approval, become a director of FVCB and FVCbank, and subject to his continued eligibility, will be renominated and recommended for election as a director at the first election of directors held after the completion of the merger. For biographical information about Mr. Bender, please refer to "Information About FVCB and FVCbank—Management—Directors—Prospective Director."

  Colombo Officers Who Will Become Executive Officers of FVCB.

        As of the date hereof, the only executive officer or employee of Colombo who is expected to become an executive officer of FVCB following the merger is Mr. Kennedy, Colombo's President and Chief Executive Officer. For biographical information about Mr. Kennedy, please refer to "Information About FVCB and FVCbank—Management—Prospective Executive Officer."

 DESCRIPTION OF FVCB'S CAPITAL SECURITIES

        The following is a summary of the material rights of FVCB's capital stock and related provisions of FVCB's articles of incorporation, or articles, and bylaws, as currently in effect. The following description of FVCB's capital stock does not purport to be complete and is subject to, and qualified in its entirety by, its articles and bylaws, which are included as exhibits to the registration statement of which this proxy statement/prospectus is a part. You are urged to read these documents for a more complete understanding of shareholder rights.

General

        FVCB is authorized to issue 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.01 per share. As of the date hereof, there were shares of common stock outstanding, and no shares of preferred stock designated or outstanding. As of the date hereof there are             shares of FVCB common stock outstanding.

        An aggregate of 2,297,716 shares of FVCB common stock are reserved for issuance under its equity compensation plans.

        Because FVCB is a holding company, its to participate in any distribution of assets of any subsidiary, including FVCbank, upon its liquidation or reorganization or otherwise (and the ability of FVCB's shareholders to benefit indirectly from such a distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that FVCB is a creditor of that subsidiary with recognized claims. Claims on FVCB's subsidiaries by creditors other than FVCB will include substantial obligations with respect to deposit liabilities and purchased funds.

        Common Stock.    Each share of FVCB common stock has the same relative rights as, and is identical in all respects with, each other share of FVCB common stock. Holders of shares of FVCB common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor. FVCB's ability to pay dividends will be dependent upon FVCbank's earnings and financial condition and certain legal requirements. See "Market for Common Stock and Dividends." Upon the liquidation, dissolution or winding up of FVCB, whether voluntary or involuntary, holders of FVCB common stock are entitled to share ratably, in all remaining assets of FVCB available for distribution, after satisfaction in full of all liabilities and subject to the prior rights to distributions of holders of outstanding shares of preferred stock, if any.

        Holders of FVCB common stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of FVCB's capital stock. Holders of FVCB common stock have no conversion or redemption rights. All of the outstanding shares of FVCB common stock are, and the shares of FVCB common stock to be issued in the merger will be, when issued, fully paid and nonassessable.

        Preferred Stock.    FVCB's board of directors may, from time to time, by action of a majority, issue shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the Board may by resolution determine the designation, voting rights, conversion, dividend, or other special rights or powers, and the limitations, qualifications, and restrictions of such shares of preferred stock.

        The existence of shares of authorized undesignated preferred stock would enable FVCB to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives FVCB flexibility in that it would allow it to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of FVCB common stock.

        The existence of authorized shares of preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or of facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive.

Lock-Up Agreements

        In connection with the underwritten public offering of FVCB common stock, FVCB, its executive officers and directors, Mr. Vaghi, a former director of FVCB, and Mr. Bender, who will become a director upon completion of the merger, entered into lock-up agreements with the underwriters. Under these agreements, FVCB and each of these persons may not, without the prior written approval of the representative of the underwriters and subject to certain exceptions:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition;

  •
  make any demand or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement under the Securities Act, with respect to any of the foregoing;

  •
  enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or

  •
  publicly disclose any intention to do any of the foregoing.

        These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the representative may, in its sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of FVCB's executive officers or directors, the representative has agreed to notify FVCB at least three business days before the effective date of any release or waiver, and FVCB has agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

        In addition, the restrictions described above will not apply to certain transfers of the locked-up shares, so long as the transferee agrees, among other things, to be bound by the terms of the lock-up agreement. Such transfers permitted under the lock-up agreement include, but are not limited to transfers of shares of our common stock:

  •
  as a bona fide gift or gifts or by will or intestate succession;

  •
  to any trust or family limited partnership for the benefit of the transferor or his or her immediate family; and

  •
  to any wholly-owned subsidiary of the transferor.

        The lock-up restrictions also do not apply to transfers of shares of our common stock:

  •
  to FVCB to satisfy any tax withholding obligations upon the exercise or vesting of equity awards; or

  •
  pledged in a bona fide transaction outstanding as of the date of the lock-up agreement.

These restrictions will apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. They also apply to securities convertible into or exchangeable or exercisable for or repayable with FVCB common stock to the same extent as they apply to FVCB common stock.

Certain Provisions of FVCB's Articles of Incorporation and Bylaws.

        Voting Requirements for Extraordinary Transactions.    FVCB's articles of incorporation do not contain any provisions which would require a greater or lesser than normal vote of shareholders, or any provisions which impose special approval or other requirements on corporate transactions or other matters. In general, extraordinary transactions such as mergers, acquisitions, share exchanges and amendment of the articles of incorporation, would require approval by the holders of two-thirds of the votes entitled to be cast on the matter.

        Consideration of Other Constituencies.    FVCB's articles of incorporation contain a provision which requires the board of directors, when evaluating any offer of another party to (i) make a tender or exchange offer for its equity securities, (ii) merge or consolidate with another corporation, (iii) purchase or otherwise acquire all or substantially all of its properties and assets, or (iv) engage in any transaction similar to, or having similar effects as, any of the foregoing transactions to give due consideration to all relevant factors, including, without limitation, the social and economic effects of the proposed transaction on the depositors, employees, customers, and other constituents of FVCB and its subsidiaries and of the communities in which they operate or are located, the business reputation of the other party, and the board of directors' evaluation of the then value of FVCB in a freely negotiated sale and of FVCB's future prospects as an independent entity. This provision, which requires the board to consider noneconomic factors, could be deemed to have an antitakeover effect.

        Shareholder Action by Written Consent.    Under FVCB's bylaws, and the Virginia Stock Corporation Act, or VSCA, any action, that, under any provision of the VSCA, may be taken at a meeting of the shareholders, may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of all of the outstanding shares entitled to vote on the matter.

        Call of a Special Meeting of Shareholders.    FVCB's bylaws provide that special meetings of shareholders may only be called by FVCB's board, by the chairman of the board or by FVCB's president.

        Amendment of the Bylaws.    FVCB's bylaws provide that, except where law or the articles of incorporation reserve the right for the shareholders, the bylaws may be amended or repealed, or new bylaws may be adopted by, the board of directors the affirmative vote of a majority of the board of directors. FVCB's articles of incorporation and Virginia law are silent on the reservation of the authority to amend the articles to the shareholders.

        Elimination of Liability.    FVCB's articles of incorporation provide that to the full extent that the VSCA permits the limitation or elimination of the liability of directors or officers, a director or officer of FVCB will not be liable to FVCB or its shareholders for monetary damages. In general, under the VSCA, a corporation may limit or eliminate a director's or an officer's personal liability for monetary damages in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders, except for liability resulting from such director's or officer's willful misconduct or a knowing violation of criminal law or any federal or state securities law.

        Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals.    FVCB's bylaws provide that shareholders must provide advance notice of any proposal or nomination for election as director which a shareholder desires to bring before a meeting of shareholders. Such requirements will be in addition to any requirements under SEC Rule 14a-8 for shareholder proposals sought to be included in FVCB's proxy materials.

Certain Provisions of Virginia Law

        The VSCA contains provisions which could be deemed to have an antitakeover effect. The discussion of the following provisions is not exhaustive, and is not intended to imply that all material provisions of either the Articles of Incorporation or the VSCA are enumerated herein.

        Affiliated Transactions.    The VSCA contains provisions governing "affiliated transactions." These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an "interested shareholder." An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation's outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

  •
  the transaction is approved by the holders of two-thirds of the corporation's voting shares, other

  •
  than shares beneficially owned by the interested shareholder;

  •
  the affiliated transaction has been approved by a majority of the disinterested directors; or

  •
  subject to certain additional requirements, in the affiliated transaction the holders of each class

  •
  or series of voting shares will receive consideration meeting specified fair price and other

  •
  requirements designed to ensure that all shareholders receive fair and equivalent consideration,

  •
  regardless of when they tendered their shares.

        Control Share Acquisitions.    Under the VSCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 331/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

  •
  unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

  •
  among other exceptions, unless such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation's articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person's acquisition thereof.

        If authorized in the corporation's articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value." The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but FVCB has not done so.

        Transfer Agent.    The transfer agent and registrar for FVCB common stock is Computershare Trust Company.

COMPARISON OF SHAREHOLDERS' RIGHTS

        Upon completion of the merger, Colombo stockholders will become FVCB shareholders, and their rights will be governed by the VSCA. FVCB is, and following completion of the merger will continue to be, a Virginia business corporation governed by the VSCA. Colombo is a Maryland business corporation governed by the MFIC. Certain differences in the rights of shareholders arise from differences between FVCB's and Colombo's articles of incorporation and bylaws.

        The following is a summary of material differences in the rights of FVCB's shareholders and Colombo's stockholders. This discussion is not a complete statement of all differences affecting the rights of shareholders. FVCB and Colombo qualify this discussion in its entirety by reference to the VSCA, MFIC, and the respective articles of incorporation and bylaws of FVCB and Colombo.

FVCB	Colombo
Authorized Shares

FVCB is authorized to issue 20,000,000 shares of common stock, par value of $0.01 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.01 per share, which may be issued by the board of directors with such rights as the board in its discretion may determine. The existence of a class of authorized, undesignated preferred stock could have the effect of discouraging or rendering more difficult an attempted takeover of FVCB, or, alternatively, of facilitating a negotiated acquisition. The availability of additional shares of capital stock for issuance could have the effect of diluting the ownership interest of holders of FVCB common stock.
Colombo is authorized to issue 378,672,908 shares of common stock, par value of $0.01 per share, and 500,000 shares of undesignated preferred stock, par value $.01 per share, which may be issued by the board of directors with such rights as the board in its direction may determine. The existence of a class of authorized, undesignated preferred stock could have the effect of discouraging or rendering more difficult an attempted takeover of Colombo, or, alternatively, of facilitating a negotiated acquisition. The availability of additional shares of capital stock for issuance could have the effect of diluting the ownership interest of holders of Colombo common stock.

The MFIC provides that an increase in the outstanding capital stock of a commercial bank is not valid unless: (i) the commercial bank has sufficient surplus so that after the increase in capital stock its surplus will equal at least 20% of its capital stock; or (ii) the amount of the increase is subscribed for and paid as required for subscription for original capital stock. The MFIC provides that if the Commissioner approves, then a commercial bank may issue preferred stock, and that a reduction of the bank's outstanding stock is not valid unless approved by the Commissioner.
Voting Rights

The holders of FVCB common stock are entitled to one vote per share on all matters submitted for a vote of shareholders, and are not permitted to cumulate votes in the election of directors. The undesignated preferred shares authorized by FVCB's articles could be issued with such voting rights as the FVCB board of directors determines at the time of issuance.
The holders of Colombo common stock are entitled to one vote per share on all matters submitted for the vote of stockholders, and are not permitted to cumulate votes in the election of directors. The undesignated preferred shares authorized by Colombo's articles could be issued with such voting rights as the Colombo board of directors determines at the time of issuance.
Directors

The articles and bylaws of FVCB call for a board of directors of no less than five and no more than fifteen, with the exact number to be determined by the majority of the board of directors. Currently there are 11 directors, all of which are elected at each annual meeting of shareholders for a one year term or until their successors are elected and qualified.
The bylaws of Colombo call for a board of directors of no less than five and no more than 25 directors, with the exact number to be determined by the board of directors. Currently there are 6 directors, all of which are elected at each annual meeting of stockholders for a one year term or until their successors are elected and qualified.
The VSCA provides that the board of directors shall consist of one or more directors with such number to be set forth in the bylaws or articles of incorporation.	The MFIC provides that each commercial bank shall have at least 5 and not more than 30 directors, as its charter or bylaws provide.

FVCB	Colombo

Each director must be a shareholder of FVCB, owning shares of FVCB stock having a book value of not less than $5,000, which stock must be unpledged and unencumbered at the time a director becomes a director. So long as a director is successively reelected, there is no requirement to increase the shares of stock owned.	The bylaws also provide that any vacancy in the board of directors may be filled by the affirmative vote of the majority of remaining directors.

The bylaws provide that any vacancy in the board of directors may be filled by the shareholders, the board of directors or, if the directors remaining in office constitute fewer than a quorum of the board of directors, the vacancy may be filled by the affirmative vote of a majority of the directors remaining in office
Special Meetings

Special meetings of the shareholders of FVCB may be called by the chairman of the board of directors, the president or the board of directors.

Under the VSCA, the conduct of business at special meetings of FVCB is limited to the matters set forth in the notice of such special meeting.
Special meetings of the stockholders of Colombo may be called by the chairman of the board of directors, the president or the majority of the board of directors, and shall be called by the chairman of the board of directors, the president or the secretary upon written notice of holders with not less than 10% of the capital stock entitled to vote.
Quorum

The bylaws of FVCB provide that a quorum at any meeting of the shareholders shall be a majority of the votes entitled to be cast, whether represented in person or by proxy. If a quorum is not present at any meeting of the shareholders, the shareholders present may adjourn the annual meeting to a fixed time and place.
The bylaws of Colombo provide that a quorum at any meeting of the stockholders shall be a majority of the votes entitled to be cast, whether represented in person or by proxy. If a quorum is not present at any meeting of the stockholders, the majority of votes represented may adjourn the meeting.
Preemptive Rights
Under the VSCA shareholders do not have preemptive rights unless otherwise stated in the articles of incorporation. The articles of incorporation of FVCB do not address preemptive rights.
The MFIC provides that unless the bank's charter provides otherwise, a stockholder does not have preemptive rights with respect to certain types of stock, including, but not limited to: (i) stock issued to obtain any of the capital required to initiate the enterprise of the Maryland bank or trust company; (ii) stock issued for at least its fair value in exchange for consideration other than money; and (iii) stock issued or issuable under an agreement of merger. The articles of incorporation of Colombo provide that stockholders do not have preemptive rights.
Amendments of Articles/Bylaws

Under the VSCA, the articles of incorporation of FVCB may be amended by the affirmative vote of more than two-thirds of the votes entitled to be cast thereon after the proposed amendment has been adopted by the board of directors (unless the board of directors requires a greater vote). Further, under the VSCA, the board of directors may make certain specified amendments to the articles of incorporation of FVCB without shareholder approval. The bylaws of FVCB may be amended by the majority of the board of directors.
The MFIC provides that a proposed amendment to a commercial bank's charter shall be approved at a meeting called for that purpose, by the affirmative vote of 2/3 of the capital stock of the commercial bank. If the proposed amendment is to authorize the issuance of preferred stock, the proposed amendment must be approved by the affirmative vote of a majority of the holders of capital stock of the commercial bank. The amendment must be certified and filed with the Commissioner for examination.
The Colombo articles of incorporation provide that the articles may be amended by holders of a majority of the Colombo common stock.

FVCB	Colombo
Consideration of Business Combinations

The FVCB articles of incorporation provide that in the event the board of directors evaluates a business combination or other offer of another party to make a tender or exchange offer for any equity security of FVCB; merge or consolidate FVCB with another corporation; purchase or otherwise acquire all or substantially all of the properties and assets of FVCB; engage in any transaction similar to, or having similar effects a, any of the foregoing, in each case a "business combination," the directors shall consider, among other things, the following factors: the effect of the business combination on FVCB and its subsidiaries, and their respective shareholders, employees, customers and the communities which they serve; the timing of the proposed business combination; the risk that the proposed business combination will not be consummated; the reputation, management capability and performance history of the person proposing the business combination; the current market price of FVCB's capital stock; the relation of the price offered to the current value of FVCB in a freely negotiated transaction and in relation to the directors' estimate of the future value of FVCB and its subsidiaries as an independent entity or entities; tax consequences of the business combination to FVCB and its shareholders; and such other factors deemed by the directors to be relevant. In such considerations, the board of directors may consider all or certain of such factors as a whole and may or may not assign relative weights to any of them. The articles of incorporation also provide that the foregoing factors are not intended as a definitive list of factors to be considered by the board of directors in the discharge of their fiduciary responsibility to FVCB and its shareholders, but rather guide such consideration and to provide specific authority for the consideration by the board of directors of factors which are not purely economic in nature in light of the circumstances of FVCB and its subsidiaries at the time of such proposed business combination.	Colombo's articles of incorporation do not contain a comparable provision.
Advance Written Notice of Shareholder Proposals and Nominations

FVCB's bylaws provide that shareholder entitled to vote in the election of directors generally may propose one or more matters for presentation to the shareholders at any annual meeting of shareholders, provided that such shareholder has provided written notice of such shareholder's intent to make such proposal or proposals to the secretary of FVCB not later than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting. The bylaws contain specific information that must be provided in the notice. The bylaws also provide that no business or proposal shall be presented for the vote or consideration of shareholders at a special meeting of shareholders other than that contained in the notice of meeting and matters incidental to the conduct of such meeting.
Colombo's bylaws provide that the board of directors shall act as the nominating committee for selecting nominees for election of directors. Generally, the nominating committee is required to deliver written nominations to the secretary at least twenty days prior to the date of the annual meeting, and such nominations are to be posted in a conspicuous place in each office of Colombo. Stockholders may also make nominations by delivering written nominations to the secretary at least five days prior to the date of the annual meeting, and such nominations will be to be posted in a conspicuous place in each office of Colombo. If, however, the nominating committee fails or refuses to act at least twenty days prior to the annual meeting, nominations may be made at the annual meeting by any stockholder entitled to vote at the annual meeting.

FVCB	Colombo
Notice of Shareholder Meetings

The bylaws of FVCB provide that written notice of special meetings must be given at the direction of the secretary or president of FVCB, either personally or by mail, not less than ten and not more than 60 days before any meeting of shareholders, to each shareholder entitled to vote at such meeting.
The bylaws of Colombo provide that written notice of meetings must be given at the direction of the chairman of the board of directors, secretary or president, either personally or by mail, not less than ten and not more than 50 days before any meeting of shareholders, to each stockholder entitled to vote at such meeting. If an annual or special meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.
Restrictions on Business Combinations with Interested Shareholders

The VSCA contains provisions governing "affiliated transactions." These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets not in the ordinary course of business, issuances of securities, dissolutions, and similar transactions with an "interested shareholder." An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation's outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority, but not less than two, of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder; (ii) the affiliated transaction has been approved by a majority of the disinterested directors; or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.
The MGCL imposes conditions and restrictions on certain business combinations, including, among other transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities, between a Maryland corporation and any person, referred to as an "interested shareholder," who beneficially owns at least 10% of the corporation's stock. Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (i) recommended by the corporation's board of directors, and (ii) approved by the affirmative vote of at least (a) 80% of the corporation's outstanding shares entitled to vote and (b) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation's common shareholders receive a "fair price," as defined by the statute, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares.

A Virginia corporation may include in its articles of incorporation initially filed with the State Corporation Commission a provision opting out of the affiliated transactions statute. The shareholders of a Virginia corporation may also adopt an amendment to the corporation's articles of incorporation or bylaws opting out of the affiliated transactions statute.

FVCB	Colombo
The articles of incorporation and bylaws of FVCB are silent on this issue; therefore, the affiliated transactions statute applies to affiliated transactions between FVCB and an interested shareholder.
Control Share Acquisition Statute

Under the VSCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 331/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied unless (i) conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or (ii) among other exceptions, such acquisition of shares is made pursuant to an affiliation agreement with the corporation, or the corporation's articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person's acquisition thereof.

If authorized in the corporation's articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved, or if the acquiring person does not file a "control share acquisition statement" with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value."

The articles of incorporation and bylaws of FVCB are silent on this issue; therefore, the control share acquisitions statute will apply to certain acquisitions of FVCB's common stock.
Under the MGCL's control share acquisition law, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 20%, 33-1/3% and 50% of the outstanding shares are denied unless conferred by a special stockholder vote of at least two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's charter or bylaws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. Unless a corporation's charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at "fair value" if the voting rights are not approved or if the acquiring person does not deliver a "control share acquisition statement" to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a stockholders' meeting to consider authorizing voting rights for control shares subject to certain disclosure obligations and payment of certain costs. If voting rights are approved for more than 50% of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash.
Appraisal Rights

Under the VSCA, shareholders are generally entitled to object and receive payment of the fair value of their stock in the event of any of the following corporate actions: merger, transfer of all or substantially all of the corporation's assets, participation in a share exchange as the corporation the stock of which is to be acquired, or an amendment to the articles of incorporation that reduces the number of shares of a class or series owned by shareholders to a fraction of a share if the corporation has the obligation or right to repurchase the fractional shares. However, appraisal rights are not available to shareholders in the event of one of the foregoing corporate actions if the stock is traded in an organized market or the company has more than 2,000 shareholders.

Appraisal rights will not be available to the shareholders of FVCB because FVCB's stock is not being acquired.
The MFIC provides that the successor bank in a consolidation, merger, or transfer of assets may offer to pay in cash to the objecting stockholders of a constituent bank not more than what it considers to be the fair value of their shares as of the time of the stockholders' meeting approving the transaction. An objecting stockholder who accepts the offer is barred from receiving the appraised fair value of the shares. Otherwise, in accordance with the MFIC, a stockholder in a bank that voted against the consolidation, merger, or transfer of assets is entitled to receive the fair value of those shares, in cash, if the transaction becomes effective. A stockholder who desires to receive payment of the fair value must, within 30 days after the transaction becomes effective, make a written demand on the successor bank for payment, and surrender the stock certificates.

FVCB	Colombo

The MFIC also provides that an agreement of consolidation, merger, or transfer of assets shall be submitted to the stockholders of each constituent bank for approval. The directors of each constituent bank must give two (2) weeks' public notice of the meeting of the stockholders, and each notice must state that objecting stockholders are entitled to payment of the fair value of only those shares of stock that are voted against approval of the agreement.

The MFIC provides that the determination of fair value is made by three appraisers, with one being chosen only by the owners 2/3 of the shares involved, one being chosen by the board of the successor bank, and the third chosen by the other two appraisers. The fair value to which any two appraisers agree shall govern, and the appraisers must give notice of the fair value determination to the successor and to each objecting stockholder. Within five (5) days after the appraisers give notice of the fair value determination, a stockholder who is dissatisfied with that value may notify the Commissioner, who must have the shares reappraised, and that reappraisal is final with regard to the value of the shares of stock of all objecting stockholders.
Directors' and Officers' Liability and Indemnification

The VSCA provides that a corporation may indemnify an individual made party to a proceeding because he is or was a director or officer of the corporation against liability incurred in the proceeding if the director or officer: (1) conducted himself in good faith; and (2) believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests and (ii) in all other cases, that the conduct was at least not opposed to its best interests; and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. However, the VSCA prohibits a corporation from indemnifying a director or officer, unless ordered by a court, (1) in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard discussed in the preceding sentence or (2) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

The VSCA also provides that, unless limited by a corporation's articles of incorporation, a corporation shall indemnify a director or officer who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding.
The MGCL provides that the charter of a corporation may include any provision expanding or limiting the liability of its directors and officers as described in Section 5-418 of the Courts and Judicial Proceedings Article, which states that the articles may not include a provision that restricts or limits the liability of its directors or officers: (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; and (3) with respect to any action described in subsection (b) of Section 5-418 of the Courts and Judicial Proceedings Article. However, by its own terms, subsection (b) of Section 5-418 of the Courts and Judicial Proceedings Article does not apply to actions brought by or on behalf of a state governmental entity, receiver, conservator, or depositor against a director or officer of a banking institution, credit union, savings and loan association, or a subsidiary of any of the above described institutions, as defined in under Maryland law.

FVCB	Colombo
The VSCA provides that any indemnification for a director or officer under the first paragraph above, unless ordered by a court, is subject to a determination that the director or officer has met the relevant standard of conduct. The determination will be made by either: (1) if there are two or more disinterested directors, by the board by a majority vote of all disinterested directors or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote, (2) by special legal counsel, or (3) by the shareholders, but shares owned by or voted under the control of a director who does not qualify as a disinterested director may not be voted. Under Virginia law, a corporation may advance reasonable expenses before the final disposition of a proceeding if: the director or officer furnishes a written statement of his good faith belief that he has met the proper standard of conduct; and the director or officer furnishes a signed written undertaking to repay the funds advanced if the director or officer does not entirely prevail in the defense of the proceeding and it is ultimately determined that the director or officer did not meet the relevant standard of conduct for indemnification.

Under the VSCA, to the extent provided in the articles of incorporation or an amendment to the bylaws approved by shareholders, a corporation may limit or eliminate a director's or an officer's personal liability for monetary damages in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders, except for liability resulting from such director's or officer's willful misconduct or a knowing violation of criminal law or any federal or state securities law.

FVCB's articles of incorporation provide that to the full extent provided in the VSCA and any other applicable law, FVCB shall indemnify a director or officer who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was servicing at the request of FVCB as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit pan or other enterprise. Further, FVCB shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of FVCB against reasonable expenses incurred by him in connection with the proceeding.

FVCB's articles of incorporation also provides that to the furthest extent of the VSCA, as of the date of the articles, a director or officer of FVCB shall not be liable to FVCB or its shareholders for monetary damages.	The Colombo articles of incorporation provide that to the maximum extent permitted by Maryland law, Colombo shall indemnify its currently acting and its former directors against any and all liabilities and expenses incurred in connection with their services in such capacities, and shall indemnify its currently acting and its former officers to the full extent that indemnification shall be provided to directors, and shall indemnify its directors and officers who served, at its request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture or other enterprise. The articles of incorporation also provide that Colombo shall advance expenses to its directors and officers and other persons referred to above to the extent permitted by Maryland law.

 OTHER BUSINESS

        As of the date of this proxy statement/prospectus, Colombo's board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. However, if any other matter ancillary to the conduct of the meeting properly comes before the special meeting or any adjournments or postponements thereof and is voted upon, the form of proxy confers authority to the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters according to the recommendation of Colombo's management.

EXPERTS

        The consolidated financial statements of FVCB as of December 31, 2017 and 2016, and for the years then ended, appearing elsewhere in this proxy statement/prospectus and in the registration statement, have been included in reliance upon the report of Yount, Hyde & Barbour P.C., independent registered public accounting firm, which is included herein upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Colombo as of December 31, 2017 and 2016, and for the years then ended, appearing elsewhere in this proxy statement/prospectus and in the registration statement, have been included in reliance upon the report of Rowles & Company, LLP, Colombo's independent accounting firm, upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the FVCB common stock to be issued in the merger and certain other legal matters relating to the merger are being passed upon for FVCB by Buckley Sandler LLP, Washington, D.C. Attorneys at Buckley Sandler LLP participating in such matters own an aggregate of approximately 9,764 shares of FVCB common stock. Certain tax matters relating to the merger are being passed upon for FVCB by Miles & Stockbridge P.C., Baltimore, Maryland. Certain matters relating to the merger, including tax matters, are being passed upon for Colombo by Silver, Freedman, Taff & Tiernan LLP, Washington, DC.

WHERE YOU CAN FIND MORE INFORMATION

        FVCB is filing with the SEC this registration statement under the Securities Act of 1933, as amended, to register the issuance of the shares of FVCB common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of FVCB and a proxy statement for Colombo stockholders. The registration statement, including this proxy statement/prospectus and the attached annexes and exhibits, contains additional relevant information about FVCB, including information about FVCB's common stock.

        Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC's website at www.sec.gov. The definitive proxy statement/prospectus as well as other filings containing information about FVCB, may be obtained at the SEC's website at http://www.sec.gov, when they are filed by FVCB. You will also be able to obtain these documents, when they are filed, free of charge, from FVCB at www.FVCbank.com under the heading "About Us" and then under the Investor Relations menu. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to FVCBankcorp, Inc., Attn: Corporate Secretary.

You should rely only on the information contained in this proxy statement/prospectus when evaluating the merger agreement and the proposed merger. FVCB, FVCbank and Colombo have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                        , 2018. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to stockholders of Colombo nor the issuance of shares of FVCB common stock as contemplated by the merger agreement shall create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of May 3, 2018

by and among

FVCBANKCORP, INC.

FVCBANK

and

COLOMBO BANK

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

        This Agreement and Plan of Merger (the "Agreement"), made as of this 3rd day of May, 2018, by and among FVCBankcorp, Inc. ("FVCB"), a corporation organized and existing under the laws of the Commonwealth of Virginia, FVCbank, a Virginia chartered commercial bank and the wholly owned subsidiary of FVCB ("FVCbank"), and Colombo Bank ("Colombo"), a commercial bank organized and existing under the laws of the State of Maryland.

        WHEREAS, the respective Boards of Directors of FVCB, FVCbank and Colombo deem it advisable and in the best interests of their respective shareholders that FVCbank acquire Colombo through the merger of Colombo with and into FVCbank, on the terms, and subject to the conditions, set forth in this Agreement;

        WHEREAS, the respective Boards of Directors of FVCbank and Colombo have each approved the merger of Colombo with and into FVCbank, upon the terms, and subject to the conditions, hereinafter set forth, including the Plan of Merger in substantially the form attached as Exhibit A hereto (the "Plan of Merger");

        WHEREAS, as a condition to the willingness of FVCB and FVCbank to enter into this Agreement, certain shareholders of Colombo have entered into Support Agreements ("Support Agreements") substantially in the form attached here to as Exhibit B dated as of the date hereof pursuant to which each such shareholder has agreed among other things, to vote their Colombo Common Stock in favor of the approval of this Agreement and the transactions contemplated hereby, subject to the terms of the Support Agreements; and

        WHEREAS, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement constitute a plan of reorganization;

        NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereafter set forth, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
THE MERGER

        1.1.    Merger.     Subject to the terms and conditions hereafter set forth, Colombo shall be merged with and into FVCbank (the "Merger") with FVCbank being the surviving institution (the "Successor Institution"), in accordance with the Plan of Merger and the applicable provisions of Title 6.2 of the Code of Virginia (the "VFIC"), the Virginia Stock Corporation Act (the "VSCA"), the Maryland General Corporation Law (the "MGCL") and the Financial Institutions Article of the Maryland Code (the "MFIC").

        1.2.    Name.     The name of the Successor Institution shall be "FVCbank."

        1.3.    Articles of Incorporation; Bylaws.     (a) The Articles of Incorporation of FVCbank in effect at the Effective Time (defined in Section 1.6(b)) shall be the Articles of Incorporation of the Successor Institution.

        (b)   The Bylaws of FVCbank in effect at the Effective Time shall be the Bylaws of the Successor Institution.

        1.4.    Board of Directors; Officers; Principal Office.     (a) From and after the Effective Time, the directors of FVCbank at the Effective Time, together, subject to any required regulatory approvals, with Morton A. Bender, shall serve as the directors of the Successor Institution until their successors are duly appointed or elected. Subject to Mr. Bender's continued compliance with legal and regulatory requirements, FVCB agrees that in connection with the first annual meeting of shareholders of FVCB, or special meeting of shareholders of FVCB in lieu of an annual meeting, at which directors are to be elected, to be held after the Effective Time, it shall, nominate Mr. Bender for reelection to the board of directors and shall recommend to the shareholders of FVCB that they vote for his election as director of FVCbank. Subject to Mr. Bender's continued compliance with legal and regulatory requirements, FVCbank agrees that it shall in connection with the first annual meeting of shareholders of FVCbank, special meeting of shareholders of FVCbank in lieu of an annual meeting at which directors are to be elected, or other presentation of nominees for election of directors in lieu of an annual meeting, to be held after the Effective Time, it shall nominate Mr. Bender for reelection to the board of directors of FVCbank, and FVCB agrees that it shall, in its capacity as sole shareholder of FVCbank, vote for the reelection of Mr. Bender as a director of FVCbank.

        (b)   From and after the Effective Time, the officers of FVCbank at the Effective Time shall serve as the officers of the Successor Institution until their successors are duly appointed or elected.

        (c)   From and after the Effective Time, the principal office of FVCbank, located at 11325 Random Hills Road, Fairfax, Virginia 22030, shall be the principal office of the Successor Institution.

        1.5.    Effect of the Merger.     At the Effective Time, the Merger shall have the effects set forth in Section 13.1-721 of the VSCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time the separate corporate existence of Colombo shall cease and FVCbank as the Successor Institution shall succeed to and possess all of the properties, rights, powers, privileges, franchises, patents, trademarks, licenses, registrations, and other assets of every kind and description of Colombo, and shall be subject to, and be responsible for, all debts, liabilities, and obligations of Colombo, all without further act or deed, in accordance with the applicable provisions of the VSCA, the VFIC, the MGCL and the MFIC.

        1.6.    Closing; Effective Time.     (a) The closing of the Merger (the "Closing") shall occur at the principal offices of FVCbank, or at such other place designated by the parties in writing, at a time and on a date specified in writing by the parties, which date shall be on the earliest practicable business day, but not more than 30 days, after the receipt of all requisite approvals and authorizations of regulatory and governmental authorities, the expiration of all applicable waiting periods and the satisfaction or waiver of all conditions hereto. The date on which the Closing occurs is occasionally referred to herein as the "Closing Date."

        (b)   The Merger shall become effective at the later of (i) the filing of appropriate articles of merger with the Virginia State Corporation Commission (the "SCC"); (ii) the filing of the appropriate articles of merger with the Maryland State Department of Assessments and Taxation ("SDAT"); and (iii) the time set forth in said articles of merger (the "Effective Time"). Except as otherwise agreed in writing, the Effective Time shall be on the Closing Date.

        1.7.    Alternative Acquisition Structure.     Notwithstanding any provision in this Agreement to the contrary, FVCB and FVCbank shall be permitted, in the exercise of their sole and absolute discretion, to restructure the method by which FVCB accomplishes the acquisition of Colombo as contemplated by this Agreement, including, without limitation, by providing for the merger of Colombo with and into a subsidiary of FVCbank or another subsidiary of FVCB provided, however, that each of FVCB and FVCbank agrees not to make any changes with respect to the acquisition of Colombo that will: (a) vary the form or amount of consideration paid to Colombo shareholders pursuant to Section 2.1 hereof; (b) require Colombo to resolicit shareholder approval of the Merger; (c) adversely affect the treatment of the Merger as a reorganization under Section 368(a) of the Code; or (d) be likely to materially delay or jeopardize receipt of any required regulatory approvals or impair or prevent the satisfaction of any conditions to Closing. Colombo agrees to execute or cause to be executed any amendments, agreements or further documentation reasonably required to effect such alternate structure.

 ARTICLE II

CONSIDERATION AND CONVERSION OF SHARES

        2.1.    Conversion of Shares.     (a) At the Effective Time, each of the outstanding shares of common stock, $0.01 par value per share, of Colombo ("Colombo Common Stock") (excluding shares of Colombo Common Stock held by Colombo (other than in a fiduciary capacity) or by FVCB or FVCbank (other than in a fiduciary capacity) and Dissenting Shares (as hereinafter defined)), shall automatically, and without further action, be converted into, cancelled, and exchangeable for the right to receive a combination of: (i) the number of shares, rounded to six decimal places (the "Conversion Ratio"), of FVCB common stock $0.01 par value per share (the "FVCB Common Stock"), determined by dividing $0.043492 by the average of the closing price per share of FVCB Common Stock for the five trading days ending on and including the second trading day immediately prior to the Closing Date (the "Price Determination Period") as reported on the OTCQX market, or if the FVCB Common Stock is listed for trading on the Nasdaq Stock Market LLC ("Nasdaq") on Nasdaq (the "Average Closing Price") (the "Stock Consideration"), and (ii) cash in an amount equal to $0.053157 per share of Colombo Common Stock (the "Cash Consideration"); provided, however, that any beneficial owner of Colombo Common Stock that would be entitled to receive fewer than 100 shares of FVCB Common Stock ("Odd Lot Holders"), shall, subject to the procedures hereinafter provided, be entitled to elect to receive only cash in exchange for such beneficial owner's Colombo Common Stock, in an amount equal to $0.096649 per share of Colombo Common Stock (the "All Cash Consideration"). The Stock Consideration, the Cash Consideration and the All Cash Consideration, together with cash in lieu of fractional shares as provided in Section 2.1(b), are referred to herein collectively as the "Merger Consideration."

        For purposes of illustration only, set forth below is the Merger Consideration issuable on a per share basis and in the aggregate, at a range of Average Closing Prices, and assuming no elections to receive All Cash Consideration are made. The actual value of the Merger Consideration on a per share and an aggregate basis, and the number of shares issued, is subject to fluctuation based on the Average Closing Price, the number of eligible shares with respect which an All Cash Election is made, and the effects of rounding. Nothing contained in the following table shall be deemed, construed or interpreted to ensure a Conversion Ratio within the range set forth below.

Average Closing Price	Exchange Ratio	Per Colombo Share Value of Stock Consideration	Per Colombo Share Value of Cash Consideration	Aggregate Value Stock Consideration	Aggregate Value Cash Consideration	Aggregate Transaction Value	Aggregate FVCB Shares Issued (Assuming no All Cash Elections)
$17.00	0.002558	0.043486	0.053157	$14,969,972	$18,299,195	$33,269,168	$880,587
$17.27	0.002518	0.043486	0.053157	$14,969,924	$18,299,195	$33,269,119	$866,817
$17.50	0.002485	0.043488	0.053157	$14,970,489	$18,299,195	$33,269,684	$855,456
$18.00	0.002416	0.043488	0.053157	$14,970,661	$18,299,195	$33,269,856	$831,703
$18.50	0.002351	0.043494	0.053157	$14,972,554	$18,299,195	$33,271,749	$809,327
$19.00	0.002289	0.043491	0.053157	$14,971,693	$18,299,195	$33,270,889	$787,984
$20.00	0.002175	0.043492	0.053157	$14,972,038	$18,299,195	$33,271,233	$748,602

        (b)   No fractional shares of FVCB Common Stock will be issued in connection with the exchange contemplated by the Merger, and holders of Colombo Stock entitled to fractional shares shall be paid cash in lieu of such fractional shares, without interest, based on the Average Closing Price, with any fraction of a cent being rounded to the nearest cent (with one-half cent being rounded upward).

        (c)   The Conversion Ratio shall be proportionately adjusted in the event that the FVCB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares of FVCB Common Stock or any securities through a reorganization, reclassification, stock dividend, stock split, combination or subdivision or other like changes of the FVCB Common Stock the record date for which is after the date hereof but prior to the Effective Time. For the sake of clarity, no adjustment pursuant to this section shall be made as a result of any issuance for consideration approved by the Board of Directors of FVCB of shares of FVCB Common Stock, or the issuance of shares under any FVCB Stock Plan (as hereinafter defined).

        (d)   All shares of Colombo Common Stock held by Colombo (other than in a fiduciary capacity), or by FVCB or FVCbank (other than in a fiduciary capacity), shall be cancelled and shall not be converted as provided in Section 2.1(a). Any such shares held by Colombo shall not be considered outstanding.

        (e)   Each share of the common stock of FVCbank outstanding immediately prior to the Effective Time shall be unchanged, and shall continue to represent an issued and outstanding share of common stock of FVCbank .

        2.2.    Election, Exchange Procedures.     (a) FVCB shall appoint its transfer agent or, with the written consent of Colombo, which shall not be unreasonably withheld, another agent independent of and unaffiliated with FVCbank or Colombo, as exchange agent (the "Exchange Agent") for the purpose of exchanging certificates representing Colombo Common Stock for the Merger Consideration, and to receive elections, if any, by Odd Lot Holders to receive All Cash Consideration. At or prior to the Effective Time, FVCB shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Colombo Common Stock, for exchange in accordance with this Article II, or shall duly authorize and direct issuance by the Exchange Agent of: (i) certificates representing the shares of FVCB Common Stock, or evidences of uncertificated shares of FVCB Common Stock, that constitute the Stock Consideration; and (ii) an amount of cash necessary to satisfy the Cash Consideration, the All Cash Consideration and cash in lieu portion of the Merger Consideration.

        (b)   As promptly as practicable, but in no event more than 7 business days, after the mailing of the Proxy Statement, FVCB shall cause the Exchange Agent to send an election form (the "Election Form"), in such form as FVCB and Colombo may agree, to each beneficial owner of Colombo Common Stock. The Election Form shall provide each such shareholder the opportunity to elect to receive the All Cash Consideration in the event that they are an Odd Lot Holder. Odd Lot Holders who make no election by the date of the Colombo Shareholder Meeting shall be deemed to have rejected the opportunity to elect the All Cash Consideration. Elections by holders of Colombo Common Stock who shall be determined not be Odd Lot Holders based upon the Conversion Ratio shall be of no force or effect.

        (c)   As promptly as practicable, but in no event more than 7 business days, after the Effective Time, FVCB shall cause the Exchange Agent to send to each holder of record of Colombo Common Stock immediately prior to the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates to the Exchange Agent) for use in the exchange of such shares of Colombo Common Stock for the Merger Consideration. As promptly as possible after receipt of the letter of transmittal, and if not registered in book entry form, certificates formerly representing Colombo Common Stock, by the Exchange Agent, the Exchange Agent shall issue the Merger Consideration to which each former holder of Colombo Common Stock shall be entitled; provided, that if any former shareholder of Colombo shall be unable to surrender his or her Colombo Common Stock certificates due to loss or mutilation thereof, he or she may make a constructive surrender by following the procedures customarily followed in the replacement of lost or mutilated certificates, including the posting of appropriate bond. Upon actual or constructive surrender of Colombo Common Stock certificates from a former Colombo shareholder, the Exchange Agent shall issue such shareholder, in exchange therefore, one or more certificates representing the number of whole shares of FVCB Common Stock into which such holder's shares of Colombo Common Stock have been converted, or at the election of FVCB, a statement reflecting the issuance of uncertificated shares, together with a check in the amount of the Cash Consideration or All Cash Consideration and any cash in lieu of fractional shares of FVCB Common Stock. In the event of a dispute with respect to ownership of stock represented by any certificate, FVCB and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

        (d)   FVCB shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms and letters of transmittal.

        (e)   All Colombo Common Stock certificates must be surrendered to the Exchange Agent within six months of the Effective Time. Any former shareholder of Colombo that shall not have properly surrendered his or her certificates within such period, shall thereafter look only to FVCB for the Merger Consideration deliverable in respect of such holders shares of Colombo Common Stock such stockholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding certificates for shares of Colombo Common Stock are not surrendered or the payment for them is not claimed on or before the day prior to the date on which such cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of FVCB (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Colombo Common Stock represented by any certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. FVCB and the Exchange Agent shall be entitled to rely upon the stock transfer books of Colombo to establish the identity of those persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Colombo Common Stock represented by any certificate, Colombo and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto. The shares of FVCB Common Stock that would otherwise have been issued to such shareholder may, at the option of FVCB, be sold and the net proceeds of such sale, together with the amount of cash into which any of such holder's shares of Colombo Common Stock have been converted plus any cash in respect of fractional shares and any previously accrued dividends, shall be held by FVCB for such shareholder's benefit in a non-interest bearing deposit account at FVCB or another depository institution, the deposits of which are insured by the Federal Deposit Insurance Corporation (the "FDIC"), chosen by FVCB in its discretion, and the sole right of such shareholder shall be the right to receive any certificates for FVCB Common Stock which have not been so sold, and to collect cash in such account, without interest. Subject to all applicable laws of escheat, such amounts shall be paid to such former shareholder of Colombo, without interest, upon proper surrender of his or her Common Stock certificates.

        (f)    FVCB (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Colombo Common Stock such amounts as FVCB or the Exchange Agent are required to deduct and withhold under applicable law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Colombo Common Stock in respect of which such deduction and withholding was made by FVCB or the Exchange Agent.

        (g)   All dollar amounts payable to any shareholder as a result of the payment of cash in lieu of fractional shares pursuant to Section 2.1(b) will be rounded to the nearest cent (with one-half cent being rounded upward), based on the aggregate amount payable for all shares registered in such shareholder's name.

        (h)   Following the Effective Time, certificates which formerly represented shares of Colombo Common Stock shall be deemed for all purposes to represent the number of whole shares of FVCB Common Stock into which they have been converted, and/or the right to receive the cash into which they have been converted, except that until exchanged in accordance with the provisions of this Section 2.2, the holders of such shares shall not be entitled to receive dividends or other distributions or payments in respect of FVCB Common Stock.

        2.3.    Plan of Reorganization.     It is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a 'Plan of Reorganization" as that term is used in Sections 354 and 361 of the Code.

        2.4.    Appraisal Rights.     Notwithstanding anything to the contrary contained in this Agreement, each share of Colombo Common Stock which is issued and outstanding immediately prior to the Effective Time and which is owned by a holder who (i) shall have voted such shares against the Merger, and (ii) pursuant to Maryland Code Annotated, Fin. Inst. Section 3-718 et seq. (the "Dissenters' Rights Statutes"), duly and validly exercises and perfects his, her or its appraisal rights with respect to such shares of Colombo Common Stock (the "Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration, but, instead, the holder thereof, with respect to such Dissenting Shares, shall be entitled to payment in cash from FVCB of the appraised value of the Dissenting Shares in accordance with the provisions of the Dissenters' Rights Statutes. If any such holder shall have failed to duly and validly exercise or perfect or shall have effectively withdrawn or lost such appraisal rights, each share of Colombo Common Stock of such holder as to which appraisal rights were not duly and validly exercised or perfected, or were effectively withdrawn or lost, shall not be deemed a Dissenting Share and shall automatically be converted into and shall thereafter be exchangeable only for the right to receive the Merger Consideration as provided in this Agreement. Colombo will provide FVCB and FVCbank (a) prompt notice of any written demands received by Colombo for appraisal of shares of Colombo Common Stock, attempted withdrawals of such demands and any other instruments served on and received by Colombo pursuant to Dissenters' Rights Statutes, and (b) the opportunity to participate in and direct all negotiations and proceedings with respect to any demands for appraisal under Dissenters' Rights Statutes. Colombo shall not, except with the prior written consent of FVCB and FVCbank, make any payment with respect to any demands for appraisal, settle or offer to settle any such demands, or approve any withdrawal of any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FVCB AND FVCBANK

        Except as set forth in the disclosure schedule delivered by FVCB and FVCbank to Colombo prior to the date hereof (the "FVCB Disclosure Schedule"), FVCB and FVCbank represent and warrant to Colombo Bank as set forth below, provided, that (a) the mere inclusion of an item in the FVCB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by FVCB or FVCbank that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a material adverse effect and (b) any disclosures made with respect to a section of this Article III shall be deemed to qualify (i) any other section of this Article III specifically referenced or cross-referenced and (ii) any other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections:

        3.1.    Organization, Authority and Minute Books.     (a) FVCB is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and has the corporate power and authority to own its properties and assets and to carry on its business as now being conducted and to enter into and carry out its obligations under this Agreement. FVCB is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition or results of operations, of FVCB and its subsidiaries, taken as a whole. FVCB has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, financial condition or result of operations of FVCB.

        (b)   FVCbank is a commercial bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, and has the corporate power and authority to own its properties and assets and to carry on its business, as now being conducted and to enter into and carry out its obligations under this Agreement. FVCbank is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition or results of operations, of FVCbank. FVCbank has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, assets, financial condition or result of operations of FVCbank. The deposits of FVCbank are insured to the applicable legal limits by the Deposit Insurance Fund of the FDIC and all premiums and assessments required to be paid in connection therewith have been paid when due and no proceeding for the termination of such insurance is pending or to FVCbank's knowledge threatened. FVCbank received a rating of "Satisfactory" in its most recent examination under the Community Reinvestment Act.

        (c)   The minute books of FVCB and FVCbank made available to Colombo contain records of meetings held by, and other corporate or similar actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors) or other governing bodies, during the period covered by such minute books, which records are complete and accurate in all material respects.

        3.2.    Capitalization.     (a) As of the date hereof, the authorized capital stock of FVCB consists of 20,000,000 shares of common stock, par value $0.01 per share, of which 10,980,707 shares are issued and outstanding, and 1,000,000 of undesignated preferred stock, $0.01 par value per shares of which no shares are issued or outstanding. Additionally, an aggregate of 2,255,628 shares of FVCB Common Stock are reserved for issuance pursuant to FVCB's Amended and Restated 2008 Stock Plan (the "FVCB 2008 Stock Plan") and the 1st Commonwealth Bank of Virginia 2009 Stock Option Plan, assumed by FVCB (the "1st Commonwealth Plan" and together with the FVCB 2008 Stock Plan, the "FVCB Stock Plans"). As of the date hereof, there are no other shares of capital stock or other equity securities of FVCB outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock or other equity security of FVCB, or contracts, commitments, understandings, or arrangements by which FVCB was or may become bound to issue additional shares of its capital stock or other equity security or options, warrants, scrip, rights to purchase or acquire, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock or other equity security, other than the potential sale of additional shares of FVCB stock contemplated by Section 3.22 and Section 7.1(f).

        (b)   All of the outstanding shares of FVCB Common Stock are duly authorized and validly issued shares of FVCB Common Stock, and are fully paid and nonassessable. When issued in accordance with the provisions of this Agreement, all of the shares of FVCB Common Stock to be issued as Merger Consideration in exchange for shares of Colombo Common Stock will be duly authorized and validly issued shares of FVCB Common Stock and will be fully paid and nonassessable. No shares of FVCB Common Stock have been, and none of the shares of FVCB Common Stock to be issued in exchange for shares of Colombo Common Stock will be, issued in violation of the preemptive or preferential rights of any holder of FVCB capital stock. FVCB has reserved a sufficient number of shares of FVCB

Common Stock for the purpose of issuing shares of FVCB Common Stock in accordance with the provisions of Article II hereof. All of the outstanding shares of FVCB Common Stock have been issued pursuant to an effective registration statement under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), and pursuant to effective registrations or qualifications under applicable state securities or blue sky laws, or pursuant to applicable exemptions from such registration or qualification.

        (c)   As of the date hereof, the authorized capital stock of FVCbank consists of 10,000,000 shares of common stock, par value $5.00 per share, of which 6,490,400 shares are issued and outstanding, and 1,000,000 of undesignated preferred stock, $0.01 par value per shares of which no shares are issued or outstanding. FVCB directly owns all the shares of the outstanding capital stock of FVCbank. No equity securities of FVCbank are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever, relative to, or concerning securities or rights convertible into, or exchangeable for, shares of any class of capital stock or other equity security of FVCbank, and there are no other contracts, commitments, understandings or arrangements by which FVCbank is bound to issue, or FVCB is bound to cause FVCbank to issue, additional shares of FVCbank's capital stock or other equity security or options, warrants, scrip, rights to purchase or acquire, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock or other equity security. All of the shares of capital stock of FVCbank so owned by FVCB are fully paid and non-assessable and are owned by it free and clear of any claim, lien, encumbrance or agreement with respect thereto.

        3.3.    Authorization.     (a) The execution, delivery and performance of this Agreement by FVCB and FVCbank and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of FVCB and FVCbank, and no other corporate proceedings on the part of FVCB or FVCbank are necessary to authorize this Agreement and the transactions contemplated hereby. Subject to the approvals of government agencies having regulatory authority over FVCB and FVCbank or the Merger as may be required by statute or regulation, this Agreement is the valid and binding obligation of FVCB and FVCbank, enforceable against them in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or moratorium or other similar laws or equitable principles affecting creditors' rights generally, or the rights of creditors of FDIC insured depository institutions, and subject to general equitable principles which may limit the enforcement of certain remedies.

        (b)   Neither the execution, delivery and performance of this Agreement by FVCB and FVCbank, nor the consummation of the transactions contemplated hereby, nor compliance by FVCB and FVCbank with any of the provisions of this Agreement, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of FVCB and FVCbank under any of the terms, conditions or provisions of: (x) the Articles of Incorporation or Association or Bylaws (or similar organizational and governing documents) of FVCB and FVCbank, or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FVCB or FVCbank is a party or by which either of them may be bound, or to which FVCB or FVCbank or any of its properties or assets may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to FVCB or FVCbank or any of their properties or assets.

        (c)   Other than in connection or in compliance with the applicable provisions of the VSCA, the VFIC, MGCL, MFIC, the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), the securities or blue sky laws of the various states and consents, authorizations, approvals or exemptions required under the Federal Deposit Insurance Act (the "FDIA"), the BHCA or any applicable federal or state banking statute or the regulations thereunder (including those relating to mortgage banking, brokerage or lending activities), no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by FVCB and FVCbank of the transactions contemplated by this Agreement.

        (d)   FVCB and FVCbank have no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which Colombo would deem unduly burdensome, or which would have an adverse impact on its capacity to consummate the transactions contemplated hereby.

        3.4.    Financial Statements.     (a) The audited balance sheets of FVCB as of December 31, 2017 and 2016 and the related audited statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for the two years ended December 31, 2017, have been prepared in accordance with GAAP applied on a consistent basis, and present fairly, in all material respects, its financial position and its consolidated results of operations, changes in shareholders' equity and cash flows. The audited balance sheets of FVCB as of future dates and the related audited statements of operations, changes in shareholders' equity and cash flows for the periods then ended, which may be provided by FVCB to Colombo subsequent to the date hereof, will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, its financial position as of such dates and its results of operations, changes in shareholders' equity and cash flows for such periods. The unaudited interim financial statements which may be provided to Colombo subsequent to the date hereof will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, the consolidated financial position of FVCB at the dates and the consolidated results of operations changes in shareholders' equity and cash flows of FVCB for the periods stated therein. Together, the audited and unaudited financial statements referred to in this Section 3.4 are referred to as the "FVCB Financial Statements."

        (b)   Without limitation of the foregoing, the allowances for loan losses reflected in the statements of financial condition included in the FVCB Financial Statements were calculated in accordance with GAAP; and no facts have subsequently come to the knowledge of FVCB which would cause it to restate in any material way the amount of the allowance for loan losses as of any such date.

        (c)   Since December 31, 2014 (i) FVCB has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, written or oral, regarding the accounting or auditing practices, or internal procedures or accounting controls, methodologies or methods of FVCB, including but not limited to any complaint, allegation, assertion or claim that FVCB has engaged in any questionable accounting or auditing practice, or regarding any violation of the securities laws; and (ii) no attorney representing FVCB has reported to its Board of Directors, committee thereof, any member thereof or any executive officer, evidence of a material violation of the securities or banking laws, breach of fiduciary duty or similar violation by FVCB or its officers, directors, employees or agents.

        The records, systems, controls, data and information of FVCB and its subsidiaries are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of FVCB or its accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below. FVCB has established and maintains a system of internal control over financial reporting that pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of FVCB's assets, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that FVCB's receipts and expenditures are being made only in accordance with authorizations of FVCB's management and Board of Directors, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of FVCB's assets that could have a material effect on the financial statements. Such internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of FVCB's financial reporting and the preparation of FVCB's financial statements for external purposes in accordance with GAAP. FVCB has no knowledge of (i) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a role in FVCB's or FVCbank's internal control over financial reporting. FVCB (A) has implemented and maintains disclosure controls and procedures reasonably designed and maintained to ensure that material information relating to FVCB is made known to the Chief Executive Officer and the Chief Financial Officer of FVCB by others within FVCB and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to FVCB's outside auditors and the audit committee of FVCB's Board (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect FVCB's ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in FVCB's internal controls over financial reporting. These disclosures were made in writing by management to FVCB's auditors and audit committee and a copy has previously been made available to Colombo. Such disclosure controls and procedures are effective for the purposes for which they were established. FVCB and the FVCbank are not subject to the Sarbanes-Oxley Act of 2002, as amended, and nothing contained in this Section 3.4(c) shall be construed as a representation that the internal accounting controls of FVCB and FVCbank are, or would be, in compliance in all respects with those required by the Sarbanes-Oxley Act of 2002, as amended, or Section 363.2(b)(3) of the FDIC's regulations.
        3.5    Books of Account; Corporate Records.     The books of account of FVCB and FVCbank are maintained in compliance in all material respects with all applicable legal and accounting requirements. Not in limitation of the foregoing, the books and records of account of FVCB and FVCbank contain sufficient information, in reasonably accessible form and format, to enable it to conduct business in the ordinary course with respect to the assets and liabilities of FVCB and FVCbank, including but not limited to information which would enable it to make any required filings under the Bank Secrecy Act and regulations promulgated thereunder.

        3.6.    Regulatory Reports.     (a) Since December 31, 2014, FVCB and FVCbank have timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, if any, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, (ii) the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), (iii) the FDIC, and (iv) the SCC (all such reports and statements are collectively referred to herein as the "FVCB Reports"). As of their respective dates, the FVCB Reports complied and will comply in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        (b)   As of the date of this Agreement, FVCB is not currently required to file reports with the SEC or its primary federal banking regulator pursuant to Section 13 or 15(d) of the Exchange Act. FVCB is not aware of any form or manner of holding shares of FVCB Common Stock which is used primarily to circumvent the provisions of Section 12(g) or 15(d) of the Exchange Act. As of the date of this Agreement, FVCB has never filed a registration statement under the Securities Act or the Exchange Act, nor has it been required to do so.

        (c)   Each prospectus, offering circular, private placement memorandum or other securities offering document used by FVCB in connection with the sale of FVCB Common Stock, and all other sales documentation relating thereto, did not contain any untrue or misleading statement of a material fact, and did not omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

        3.7.    FVCB Subsidiaries.     Other than FVCbank, FVCB does not currently have, and since its organization has not had, any subsidiaries, and FVCbank does not currently have, and since its organization has not had, any subsidiaries.

        3.8.    Absence of Material Adverse Changes.     Since December 31, 2017, there has not been any change in the nature of the business, results of operations, assets, financial condition, method of accounting or accounting practice, or manner or conduct of the business of FVCB and FVCbank that has had, or may reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, financial condition or results of operations of FVCB and FVCbank, taken as a whole, or on the ability of FVCB and FVCbank to consummate the transactions contemplated hereby.

        3.9.    Litigation and Other Proceedings.     (a) Neither FVCB nor FVCbank is a party to any pending, or, to the knowledge of FVCB and FVCbank, threatened claim, action, suit, investigation or proceeding or subject to any order, judgment or decree, except for matters which, in the aggregate, cannot reasonably be anticipated to have a material adverse effect on the capacity of FVCB and FVCbank to consummate the transactions contemplated hereby or the financial condition, results of operations, business, or properties of FVCB and FVCbank, taken as a whole, and, to the knowledge of FVCB and FVCbank, there is no basis for any of the foregoing.

        (b)   As of the date hereof, there is no material injunction, order, judgement or decree imposed upon FVCB or FVCbank or the assets of FVCB or FVCbank, and neither FVCB nor FVCbank has been advised of the threat of any such action, other than any such injunction, order, judgement or decree that is generally applicable to all persons or entities in businesses similar to that of FVCB and FVCbank.

        3.10.    Proxy Statement, Etc.     None of the information supplied or to be supplied by and relating to, FVCB and FVCbank, for inclusion, or included, in (i) the Proxy Statement (as defined in Section 5.3 below) to be mailed to the shareholders of Colombo in connection with the Colombo Shareholder Meeting (as defined in Section 5.3 below), (ii) in the Offering Materials (as defined in Section 6.2(a) below); or (iii) any other documents to be filed with any regulatory agency in connection with the transactions contemplated hereby will, at the respective times such information is supplied or such documents are filed or mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents which FVCB is responsible for filing with any regulatory agency in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law.

        3.11.    Tax Treatment.     FVCB has not taken or agreed to take any action, or has knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a "reorganization" under Section 368(a) of the Code.

        3.12.    Taxes.     (a) FVCB and FVCbank have duly and timely filed (taking into account permitted extensions), or will file, all federal, state, local and foreign Tax Returns ("FVCB Returns") required by applicable law to be filed on or before the Effective Time (all such FVCB Returns being accurate and complete in all material respects), and have paid or have set up adequate reserves or accruals for the payment of all Taxes required to be paid in respect of the periods covered by such FVCB Returns, and will pay, or where payment is not yet due, will set up adequate reserves or accruals adequate in all material respects for the payment of all Taxes for any subsequent periods ending on or prior to the Effective Time or any portion of a subsequent period which includes the Effective Time and ends subsequent thereto. Each of FVCB and FVCbank reasonably believes that it does not have, nor will it have any material liability for any such Taxes in excess of the amounts so paid or reserved or accruals so established. Neither of FVCB and FVCbank is delinquent in the payment of any material Tax, assessment or governmental charge and has not requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed.

        (b)   No material deficiencies for any Tax, assessment or governmental charge have been assessed (tentatively or definitively) or, to FVCB's and FVCbank's knowledge, proposed or asserted, against FVCB or FVCbank which have not been settled and paid and, as of the date of this Agreement, no requests for waivers of the time to assess any Tax, or waivers of the statutory period of limitation, are pending or have been granted, and FVCB and FVCbank do not have in effect any currently effective power of attorney or authorization to any person to represent it in connection with any Taxes. No issue has been raised with FVCB or FVCbank by any federal, state, local or foreign taxing authority in connection with an audit or examination of the FVCB Returns, or the business or properties of FVCB and FVCbank which has not been settled, resolved and fully satisfied. No claim has ever been made by any taxing authority in a jurisdiction where FVCB or FVCbank do not file Tax Returns that FVCB or FVCbank is or may be subject to taxation by that jurisdiction.

        (c)   Each of FVCB and FVCbank has withheld or collected from each payment made to its employees the amount of all Taxes (including but not limited to federal income taxes, Federal Insurance Contributions Act ("FICA") taxes and federal unemployment taxes) required to be withheld or collected therefrom, and have paid the same to the proper tax officers or authorized depositories.

        (d)   FVCB and FVCbank do not have any liability for the Taxes of any other person (including any former subsidiary of FVCB or FVCbank) under 26 CFR 1.1502-6 (or similar provision of federal, state or local law) as a successor, transferee, by contract or otherwise, with respect to tax years ending after December 31, 2014. Neither FVCB nor FVCbank is a party to or bound by any Tax sharing, allocation or indemnification agreements.

        (e)   For the purpose of this Agreement, the term "Tax" shall mean (i) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, alternative or add-on minimum, ad valorem, value added, transfer or excise tax, windfall profit, severance, production, stamp or environmental tax or (ii) any other charge in the nature of tax, together with any interest or penalty, addition to tax or additional amount imposed by any taxing authority or any governmental body, in each case whether disputed or not.

        (f)    For the purposes of this Agreement, the term "Tax Return" shall mean any return, report or statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

        3.13.    Loans.     (a) Each of the loans, including loans held for sale ("Loans"), of FVCbank: (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be; (ii) to the extent secured, has been secured by valid liens or security interests which have been perfected; and (iii) represents the legal, valid and binding obligation of the borrowers named therein, enforceable in accordance with its terms (including the validity, perfection and enforceability of any lien, security interest or other encumbrance relating to such Loan), except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, or the rights of creditors of FDIC insured depository institutions, and subject to general principles of equity which may limit the enforcement of certain remedies.

        (b)   Each Loan of FVCbank was made in material compliance with the provisions of applicable law and regulation, including but not limited to the Real Estate Settlement Practices Act ("RESPA"), the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, and the regulations promulgated thereunder.

        (c)   No default (including any event or circumstance which with the passage of time or the giving of notice or both would constitute a default) in respect of any material provision (including any default in payment) of any Loan of FVCbank exists, and FVCB and FVCbank has no knowledge of any borrower's inability to repay any of such Loans when due, whether or not such borrower is currently in default, except as reflected on FVCbank's classified asset schedule. A copy of FVCbank's classified asset schedule is included in Section 3.13(c) to the FVCB Disclosure Schedule.

        3.14.    Absence of Undisclosed Liabilities.     Except as (i) reflected, noted and/or adequately reserved against in the FVCB Financial Statements as of December 31, 2017, and (ii) incurred since December 31, 2017 in the ordinary course of business consistent with past practice, neither FVCB nor FVCbank has any material liabilities (whether accrued, absolute, contingent or otherwise) which were required to be reflected, noted or reserved against in the balance sheet included therein under GAAP.

        3.15.    Compliance with Laws.     (a) Each of FVCB and FVCbank has all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit them to carry on their business as presently conducted and the absence of which would have a material adverse effect on such business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of FVCB and FVCbank, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. Each of FVCB and FVCbank is in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, RESPA, the Flood Disaster Protection Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, anti-money laundering, foreign corrupt practices, suspicious activity reporting and similar matters, other than instances of non-compliance which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition or results of operations of FVCB and FVCbank, taken as a whole. None of FVCB and FVCbank is in default under any order, license, regulation or demand of any federal, state, local or other governmental agency or with respect to any order, writ, injunction or decree of any court, other than instances of default which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition or results of operations of FVCB and FVCbank, taken as a whole.

        (b)   Except for statutory or regulatory restrictions of general application, no federal, state, local or other governmental authority has placed any restrictions on the business of FVCB or FVCbank which reasonably could be expected to have a material adverse effect on the business of FVCB and FVCbank, taken as a whole. None of FVCB and FVCbank is a party or subject to any order, decree, written agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission or application to, or extraordinary supervisory letter from, any such governmental authority, and none of FVCB and FVCbank has been advised that any such governmental authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, written agreement, memorandum of understanding, commitment letter, supervisory letter or similar arrangement or submission or application.

        3.16    Consents.     Except for the approval by the requisite vote of holders of Colombo Common Stock, the governmental approvals referred to in Section 3.3 and as set forth in Section 3.16 to the FVCB Disclosure Schedule, no consent, permission, acquiescence, approval, or authorization of or by any third party is required to permit FVCB and FVCbank to consummate the transactions contemplated hereby.

        3.17    Environmental Matters.     No environmental contaminant, pollutant, petroleum product, toxic or hazardous waste or similar or like substance being or having been generated, used, stored, processed, disposed of, discharged at, or being or having been otherwise present, in violation of any local, state, or federal environmental statute, regulation, rule or ordinance, at any real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any other creditor's right) or leased by FVCB or FVCbank, or any real estate which is pledged or stands as collateral security for any Loan or other extension of credit by FVCbank, where such violation would reasonably be expected to have a material adverse effect on the value of the property to FVCB and FVCbank. None of FVCB and FVCbank has received written notice of, nor to the knowledge of FVCB and FVCbank has FVCB or FVCbank received an overt threat of, any legal, administrative, arbitral or other proceeding, claim, action, cause of action or governmental proceeding or investigation of any nature whatsoever, seeking to impose, or that could result in the imposition on FVCB or FVCbank of any liability arising under any local, state, or federal environmental statute, regulation, rule or ordinance, and neither FVCB nor FVCbank is subject to any agreement, order, judgment, decree or memorandum of any court, governmental authority, regulatory agency or third party imposing any such liability.

        3.18.    Brokers and Finders.     Except for the fee set forth in Section 3.18 of the FVCB Disclosure Schedule payable to Sandler O'Neill & Partners, L.P., neither FVCB, FVCbank, nor any of their respective officers, directors, employees or to the knowledge of FVCB, shareholders, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted, directly or indirectly, for FVCB or FVCbank, in connection with this Agreement or the transactions contemplated hereby.

        3.19.    Insurance.     All policies of insurance maintained by FVCB and FVCbank are in full force and effect and no notices of cancellation have been received in connection therewith. Such policies are in accordance with customary and reasonable practice in the banking industry in respect of amounts, types and risks insured, for the business in which FVCB and FVCbank is engaged, and, except as would not cause a material adverse effect on FVCB and FVCbank, taken as a whole, are sufficient for compliance with all legal requirements and all agreements to which FVCB or FVCbank is a party. None of FVCB and FVCbank is in default with respect to any such policy which defaults are material to FVCB and FVCbank, taken as a whole.

        3.20.    Properties and Leases.     Except as may be reflected in the FVCB Financial Statements, except for any lien for current taxes not yet delinquent, and except for imperfections of title, encumbrances and easements, if any, as are not material in character, amount or extent and do not materially detract from the value, or interfere with the present or proposed use of, such properties or assets, FVCB and FVCbank has good title, free and clear of any liens, claims, charges, options or other encumbrances, to all of the personal and real property reflected in the balance sheet of FVCB as of December 31, 2017, and all personal and real property acquired since such date, except such personal and real property as has been disposed of for fair value in the ordinary course of business. All leases pursuant to which each of FVCB and FVCbank, as lessee, leases real property, are valid and effective in accordance with their respective terms, and there is not, under any of such real property leases, any existing material default by FVCB or FVCbank or any event which with notice or lapse of time or both would constitute a material default by FVCB or FVCbank.

        3.21.    Regulatory Capitalization.     FVCbank is "well capitalized" as such term is defined in the applicable federal rules and regulations.

        3.22    Financial Ability.     FVCB will have available to it at the Effective Time, the financial ability to consummate the Merger and cash available to pay the Cash Consideration to stockholders of Colombo pursuant to the terms of this Agreement. Prior to the Effective Time, FVCB shall have received at least $10.0 million in proceeds (i) from the sale of FVCB Common Stock, or, to the extent deemed necessary or appropriate by FVCB from a loan or the sale of debt securities of FVCB or FVCB preferred stock, or (ii) from one or more alternative sources of financing on terms and conditions that are reasonably acceptable to FVCB ("Financing Commitment").

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COLOMBO

        Except as set forth in the disclosure schedule delivered by Colombo to FVCB and FVCbank prior to the date hereof (the "Colombo Disclosure Schedule"), Colombo represents and warrants to FVCB and FVCbank as set forth below, provided, that (a) the mere inclusion of an item in the Colombo Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Colombo that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a material adverse effect and (b) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (i) any other section of this Article IV specifically referenced or cross-referenced and (ii) any other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections:

        4.1.    Organization, Authority and Minute Books.     (a) Colombo is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Maryland. Colombo has the corporate power and authority to own its properties and assets and to carry on its business as now being conducted and to enter into and carry out its obligations under this Agreement. Colombo is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition or results of operations, of Colombo. Colombo has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, assets, financial condition or result of operations of Colombo. The deposits of Colombo are insured to the applicable legal limits by the Deposit Insurance Fund of the FDIC and all premiums and assessments required to be paid in connection therewith have been paid when due and no proceeding for the termination of such insurance is pending or to Colombo's knowledge threatened. Colombo received a rating of "Satisfactory" in its most recent examination under the Community Reinvestment Act.

        (c)   The minute books of Colombo made available to FVCB and FVCbank contain records of meetings held by, and other corporate or similar actions of its shareholders and board of directors (including committees of the board of directors) or other governing body, during the period covered by such minute books, which records are complete and accurate in all material respects.

        4.2.    Subsidiaries.     Colombo has one inactive subsidiary, 1600 E. Gude LLC. Since its organization, it has had no other subsidiaries.

        4.3.    Capitalization of Colombo.     (a) As of the date hereof, the authorized capital stock of Colombo consists of 379,172,908 shares of Colombo Common Stock, par value $0.01 per share, of which 344,248,084 shares are issued and outstanding and 500,000 shares of undesignated preferred stock, of which no shares are issued or outstanding. There are no other shares of capital stock or other equity securities of Colombo outstanding. There are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock or other equity security of Colombo, or contracts, commitments, understandings, or arrangements by which Colombo was or may become bound to issue additional shares of its capital stock or other equity security or options, warrants, scrip, rights to purchase or acquire, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock or other equity security.

        (b)   All of the outstanding shares of Colombo Common Stock are duly authorized and validly issued, and are fully paid and nonassessable. No shares of Colombo Common Stock have been issued in violation of the preemptive or preferential rights of any holder of Colombo capital stock. To the best knowledge of Colombo, all of the outstanding shares of Colombo Common Stock have been issued pursuant to the then applicable regulations of the Office of Thrift Supervision, and pursuant to effective registrations or qualifications under applicable state securities or blue sky laws.

        (c)   Each share of Colombo Common Stock is entitled to one vote on each matter submitted to the vote of shareholders of Colombo. No holder of Colombo Common Stock has had the right to vote any shares of Colombo Common Stock restricted, limited or eliminated as a result of the operation of any provision of the articles or certificate of incorporation or bylaws of Colombo, or any provision of law, including any "antitakeover," "fair price," "moratorium," "affiliate transaction", "control share acquisition", "scaled voting," or similar laws or regulations ("Takeover Laws").

        4.4.    Authorization.     (a) The execution, delivery and performance of this Agreement by Colombo and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Colombo, and except for the approval by the shareholders of Colombo, no other corporate proceedings on the part of Colombo are necessary to authorize this Agreement and the transactions contemplated hereby. Subject to shareholder approval and the approvals of government agencies having regulatory authority over Colombo or the Merger as may be required by statute or regulation, this Agreement is a valid and binding obligation of Colombo enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or moratorium or other similar laws or equitable principles affecting creditors' rights generally, or the rights of creditors of FDIC insured depository institutions, and subject to general equitable principles which may limit the enforcement of certain remedies.

        (b)   Neither the execution, delivery and performance of this Agreement by Colombo, nor the consummation of the transactions contemplated hereby, nor compliance by Colombo with any of the provisions of this Agreement, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Colombo, or result in the creation in any person of a right to require Colombo to repurchase any asset from, or to reimburse, indemnify or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, such person, or create any obligation of Colombo to do any of the foregoing, under the terms, conditions or provisions of: (x) its Articles of Incorporation or Bylaws or similar organizational or governing document, or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement (including any mortgage loan investor, purchase, sale or correspondent agreement) or other instrument or obligation to which Colombo is a party or may be bound, or to which Colombo or any of its properties or assets may be subject; or (ii) subject to compliance with the statutes and regulations referred to in Section 4.4(c), violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Colombo.

        (c)   Other than in connection or in compliance with the applicable provisions of the VSCA, the VFIC, MGCL, MFIC, the Securities Act, the Securities Exchange Act, the securities or blue sky laws of the various states and consents, authorizations, approvals or exemptions required under the FDIA, the BHCA or any applicable federal or state banking statute or the regulations thereunder (including those relating to mortgage banking, brokerage or lending activities), no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Colombo of the transactions contemplated by this Agreement.

        (d)   Colombo has no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which would have a material adverse affect on Colombo or the value of the Merger to FVCB or FVCbank.

        4.5.    Colombo Financial Statements.     (a) The (i) audited balance sheets of Colombo as of December 31, 2017 and 2016 and the related audited statements of operations, changes in shareholders' equity, and cash flows for the two years ended December 31, 2017, have been prepared in accordance with GAAP applied on a consistent basis, and present fairly, in all material respects, its financial position and its results of operations, changes in shareholders' equity and cash flows. The audited balance sheets of Colombo as of future dates and the related audited statements of operations, changes in shareholders' equity and cash flows for the periods then ended, which may be provided by Colombo to FVCB and FVCbank subsequent to the date hereof, will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, its financial position as of such dates and its results of operations, changes in shareholders' equity and cash flows for such periods. The unaudited interim financial statements which may be provided to FVCB and FVCbank subsequent to the date hereof will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, the financial position of Colombo at the dates, and the consolidated results of operations, changes in shareholders' equity and cash flows of Colombo for the periods stated therein. Together, the audited and unaudited financial statements referred to in this Section 4.5 are referred to as the "Colombo Financial Statements."

        (b)   Without limitation of the foregoing, the allowances for loan losses reflected in the statements of financial condition included in the Colombo Financial Statements were calculated in accordance with GAAP; and no facts have subsequently come to the knowledge of Colombo which would cause it to restate in any material way the amount of the allowance for loan losses as of any such date. Colombo was not required under GAAP to establish a reserve for any contingency other than those included in the Colombo Financial Statements as of such dates.

        (c)   Since December 31, 2014 (i) Colombo has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, written or oral, regarding the accounting or auditing practices, or internal procedures or accounting controls, methodologies or methods of Colombo, including but not limited to any complaint, allegation, assertion or claim that Colombo has engaged in any questionable accounting or auditing practice, or regarding any violation of the securities laws; and (ii) no attorney representing Colombo has reported to its Board of Directors, committee thereof, any member thereof or any executive officer, evidence of a material violation of the securities or banking laws, breach of fiduciary duty or similar violation by Colombo or any of its officers, directors, employees or agents.

The records, systems, controls, data and information of Colombo are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Colombo or its accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below. Colombo has established and maintains a system of internal control over financial reporting that pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of Colombo's assets, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Colombo's receipts and expenditures are being made only in accordance with authorizations of Colombo's management and Board of Directors, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Colombo's assets that could have a material effect on the financial statements. Such internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of Colombo's financial reporting and the preparation of Colombo's financial statements for external purposes in accordance with GAAP. Colombo has no knowledge of (i) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a role in Colombo's internal control over financial reporting. Colombo (A) has implemented and maintains disclosure controls and procedures reasonably designed and maintained to ensure that material information relating to Colombo is made known to the Chief Executive Officer and the Chief Financial Officer of Colombo by others within Colombo and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Colombo's outside auditors and the audit committee of Colombo's Board (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Colombo's ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Colombo's internal controls over financial reporting. These disclosures were made in writing by management to Colombo's auditors and audit committee and a copy has previously been made available to FVCB. Such disclosure controls and procedures are effective for the purposes for which they were established. Colombo is not subject to the Sarbanes-Oxley Act of 2002, as amended, or Section 363.2(b)(3) of the FDIC regulations (12 CFR §363.5), and nothing contained in this Section 3.4(c) shall be construed as a representation that the internal accounting controls of Colombo is, or would be, in compliance in all respects with those required by the Sarbanes-Oxley Act of 2002, as amended, or Section 363.2(b)(3) of the FDIC's regulations.

        4.6.    Books of Account; Corporate Records.     The books of account of Colombo are maintained in compliance in all material respects with all applicable legal and accounting requirements. Not in limitation of the foregoing, the books and records of account of Colombo contain sufficient information, in reasonably accessible form and format, to enable it to conduct business in the ordinary course with respect to the assets and liabilities of Colombo, including but not limited to information which would enable it to make any required filings under the Bank Secrecy Act and regulations promulgated thereunder.

        4.7.    Colombo Reports.     (a) Since December 31, 2014, Colombo had filed, since that date has timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, if any, together with any amendments required to be made with respect thereto, that were and are required to be filed with: (i) the SDAT; (ii) the FDIC; (iii) and the SEC (all such reports and statements are collectively referred to herein as the "Colombo Reports"). As of their respective dates, the Colombo Reports complied and will comply in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        (b)   As of December 31, 2015, 2016 and 2017, Colombo Common Stock was held by fewer than 2,000 holders of record, as calculated in accordance with Rule 12g5-1 promulgated under the Exchange Act. Colombo is not aware of any form or manner of holding shares of Colombo Common Stock which is used primarily to circumvent the provisions of Section 12(g) or 15(d) of the Exchange Act. Colombo is not currently required to file reports with the SEC or its primary federal banking regulator pursuant to Section 13 or 15(d) of the Exchange Act. To the best knowledge of Colombo, Colombo has never filed a registration statement under the Securities Act or the Exchange Act, or is or was required to do so.

        (c)   Each registration statement, prospectus, offering circular, private placement memorandum or other securities offering document used by Colombo in connection with the sale of Colombo Common Stock, and all other sales documentation relating thereto, did not contain any untrue or misleading statement of a material fact, and did not omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

        4.8.    Absence of Material Adverse Changes.     Since December 31, 2017, there has not been any change in the nature of the business, results of operations, assets, financial condition, method of accounting or accounting practice, or manner of conducting the business of Colombo that has had, or may reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, financial condition or results of operations of Colombo, or on the ability of Colombo to consummate the transactions contemplated hereby.

        4.9.    Insurance.     All policies of insurance maintained by Colombo, including the identity of the carrier, type of coverage, policy limits, expiration, and claims made within the past three (3) years, are set forth in Section 4.9 of the Colombo Disclosure Schedule. All such policies are in full force and effect and no notices of cancellation have been received in connection therewith. Such policies are in accordance with customary and reasonable practice in the banking industry in respect of amounts, types and risks insured, for the business in which Colombo is engaged, and, except as would not cause a material adverse effect on the business, operations, assets, financial condition or results of operations of Colombo, or on the ability of Colombo to consummate the transactions contemplated hereby, are sufficient for compliance with all legal requirements and all agreements to which Colombo is a party. Colombo is not in default with respect to any such policy which defaults are material to Colombo.

        4.10.    Properties, Leases and Other Agreements.     Except as may be reflected in the Colombo Financial Statements, except for any lien for current taxes not yet delinquent, and except for imperfections of title, encumbrances and easements, if any, as are not material in character, amount or extent and do not materially detract from the value, or interfere with the present or proposed use of, such properties or assets, Colombo has good title, free and clear of any liens, claims, charges, options or other encumbrances, to all of the personal and real property reflected in the balance sheet of Colombo as of December 31, 2017, and all personal and real property acquired since such date, except such personal and real property as has been disposed of for fair value in the ordinary course of business. All leases pursuant to which Colombo, as lessee, leases real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default by Colombo or any event which with notice or lapse of time or both would constitute a material default by Colombo. Section 4.10 of the Colombo Disclosure Schedule sets forth a complete list and brief description of all real estate owned or leased by Colombo (including real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any creditor's right), all real estate subleases where Colombo is sublessor, and all personal property having a current book value in excess of $25,000 owned or leased by Colombo. Each item of real estate described in Section 4.10 of the Colombo Disclosure Schedule is in good repair and insurable at market rates; no notice of violation of zoning laws, building or fire codes or other statutes, ordinances or regulations relating to the use or operation by Colombo of such property has been received by Colombo, and Colombo has no knowledge of any such violation; and there are no condemnation or similar proceedings pending or, to Colombo's knowledge, threatened against any such property or any portion thereof.

        4.11.    Taxes.     (a) Except as set forth on Section 4.11(a) of the Colombo Disclosure Schedule, Colombo has duly and timely filed (taking into account permitted extensions), or will file, all federal, state, local and foreign Tax Returns ("Colombo Returns") required by applicable law to be filed on or before the Effective Time (all such Colombo Returns being accurate and complete in all material respects), and has paid or has set up adequate reserves or accruals for the payment of all Taxes required to be paid in respect of the periods covered by such Colombo Returns, and where payment is not yet due, will pay or will establish in accordance with GAAP adequate reserves or accruals adequate in all material respects for the payment of all material Taxes for any subsequent periods ending on or prior to the Effective Time or any portion of a subsequent period which includes the Effective Time and ends subsequent thereto. Colombo reasonably believes that it does not have and will not have any material liability for any such Taxes in excess of the amounts so paid or reserved or accruals so established. Colombo is not delinquent in the payment of any material Tax, assessment or governmental charge and has not requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed.

        (b)   No material deficiencies for any Tax, assessment or governmental charge have been assessed (tentatively or definitively), or to Colombo's knowledge, proposed or asserted, against Colombo which have not been settled and paid and, as of the date of this Agreement, no requests for waivers of the time to assess any tax, or waivers of the statutory period of limitation, are pending or have been granted, and Colombo does not have in effect any currently effective power of attorney or authorization to any person to represent it in connection with any Taxes. No issue has been raised with Colombo by any federal, state, local or foreign taxing authority in connection with an audit or examination of the Colombo Returns, or the business or properties of Colombo which has not been settled, resolved and fully satisfied. No claim has ever been made by any taxing authority in a jurisdiction where Colombo does not file Tax Returns that Colombo is or may be subject to taxation by that jurisdiction.

        (c)   There are no joint ventures, partnerships, limited liabilities companies, or other arrangements or contracts to which Colombo is a party and that could be treated as a partnership for federal income Tax purposes.

        (d)   Colombo has not been included in any "consolidated," "unitary" or "combined" Tax Return provided for under applicable law with respect to taxes for any taxable period for which the statute of limitations has not expired.

        (e)   Colombo has withheld or collected from each payment made to its employees the amount of all taxes (including but not limited to federal income Taxes, FICA Taxes and federal unemployment Taxes) required to be withheld or collected therefrom, and has paid the same to the proper tax officers or authorized depositories.

        (f)    Colombo does not have any liability for the Taxes of any other person (including any former subsidiary of Colombo), under Treasury Regulation Section 1.1502-6 (or similar provision of federal, state or local law) as a successor, transferee, by contract or otherwise, and Colombo is not a party to or bound by any Tax sharing or allocation agreements.

        (g)   Colombo will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any of the following that occurred or exists on or prior to the Effective Time: (a) a "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Effective Time, (b) an installment sale or open transaction disposition made on or prior to the Effective Time, (c) a prepaid amount received on or prior to the Effective Time, (d) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19, or (e) change in the accounting method of Colombo pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding tax laws of any nation, state or locality.

        (h)   During the five year period ending on the date hereof, Colombo was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

        (i)    Colombo has not participated in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

        (j)    Colombo is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

        (k)   Colombo has delivered to FVCB and FVCbank true and complete copies of all income Tax Returns of Colombo for taxable periods ending on or after December 31, 2015.

        (l)    Colombo does not have and has never had a "permanent establishment" in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has Colombo otherwise taken steps that have exposed, or will expose Colombo to the taxing jurisdiction of a foreign country.

        (m)  Colombo has not obtained a private letter ruling or closing agreement from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

        (n)   The amounts set forth on Schedule 4.11(n) hereto accurately reflect the amount of Colombo's estimated bad debt reserves as of the Closing Date.

        (o)   Colombo has not requested, received or executed with any taxing authority any ruling or binding agreement which could have a material adverse effect in a post-Closing period on the business, operations, assets, financial condition or results of operations of Colombo, or on the ability of Colombo to consummate the transactions contemplated hereby.

        4.12.    Fiduciary Activities.     Colombo is not directly or indirectly engaged in any fiduciary or custodial activities of the type which would require permission of the SCC for FVCbank to engage in.

        4.13.    Intellectual Property; IT Systems; Privacy.     (a) Colombo owns or possesses the right, free of the claims of any third party, to use all material trademarks, service marks, trade names, copyrights, patents, and licenses currently used by them in the conduct of their respective businesses, each of which is described in Section 4.13 of the Colombo Disclosure Schedule. No material product or service offered and no material trademark, service mark, trade name, copyright, patent, and license or similar right used by Colombo infringed or infringes any rights of any other person, and, as of the date hereof, Colombo has not received written or oral notice of any claim of such infringement. Colombo is not, and as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder will not be, in violation of any material licenses, sublicenses and other agreements as to which Colombo is a party and pursuant to which Colombo is authorized to use any third-party patents, trademarks, service marks, and copyrights, which violation would reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition or results of operations, of Colombo.

        (b)   All information technology and computer systems and services (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of Colombo's business (collectively, "Colombo IT Systems") have been properly maintained, stored, operated and processed by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry (including strong passwords), to ensure proper operation, monitoring and use. The Colombo IT Systems are in material compliance with regulatory standards and guidelines as required by applicable Law. Colombo has commercially reasonable disaster recovery plans, procedures and facilities for its business and has taken commercially reasonable steps to safeguard the Colombo IT Systems. The Colombo IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct Colombo's business.

        (c)   Colombo has not experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown, cyber or security breach or other failure or deficiency of the Colombo IT Systems. Colombo has taken commercially reasonable measures to provide for the backup and recovery of the data and information necessary to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of its business.

        4.14.    Employee Relations.     (a) As of the date hereof, Colombo is in all material respects in compliance with all federal and state laws, regulations, and orders respecting employment and employment practices (including Title 7 of the Civil Rights Act of 1964), terms and conditions of employment, and wages and hours, and it is not engaged in any unfair labor practice, and there are no pending, or, to the knowledge of Colombo, threatened actions, suits or proceedings, administrative, arbitral, civil, criminal or otherwise, seeking to impose on Colombo, any penalty, or to recover any damages from Colombo or any person to whom it may be obligated to provide indemnification or defense, as a result of the violation or alleged violation of any of such employment related laws, regulations or orders, and, to the knowledge of Colombo, there is no basis for any of the foregoing. As of the date hereof, no dispute exists between Colombo and any of its employees or employee groups regarding employee organization, wages, hours, or conditions of employment which would materially interfere with the business or operations of Colombo. There are no pending or to the extent of Colombo's knowledge thereof, threatened, claims by or disputes of employees against Colombo (other than routine benefit claims made in the ordinary course), or by Colombo against any employee. As of the date hereof, there are no labor or collective bargaining agreements (written or oral) binding upon Colombo or to which Colombo is a party, and, except as set forth in Section 4.14(b) of the Colombo Disclosure Schedule, no employment, severance, change in control or consulting agreements binding upon Colombo, or to which Colombo is a party. As of the date hereof, Colombo is not aware of any attempts to organize a collective bargaining unit to represent any of their respective employee groups.

        (b)   (i) Section 4.14(b) of the Colombo Disclosure Schedule sets forth each employment contract, deferred compensation, non-competition, bonus, stock option, profit sharing, pension, supplemental income, retirement, change in control, severance, bonus, incentive and insurance agreement, arrangement or plan, and any other fringe benefit arrangement applicable to, any current and former employee and director of Colombo (the "Colombo Benefit Plans"). Each Colombo Benefit Plan has been administered, maintained and operated in material accordance with its terms and has complied in all material respects with applicable law.

        (ii)   No agreement, plan or arrangement disclosed or required to be disclosed in Section 4.14(b) of the Colombo Disclosure Schedule would, as a result of this Agreement or the Merger require Colombo or FVCbank to make any payment in an amount which would constitute an "excess parachute payment" under Section 280G of the Code that will result in the imposition of any tax under Section 4999 of the Code, the nondeductibility of any portion of such payment, or require any "gross up" payment.

        (c)   Each Colombo Benefit Plan that constitutes a "nonqualified deferred compensation plan" or provides for the payment of "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the regulations and administrative guidance promulgated thereunder ("Section 409A"), complies as to form, and has been operated in material compliance, with Section 409A. The execution, delivery and/or consummation of this Agreement, the Merger, and the transactions contemplated thereby, and the payment or acceleration of the amounts set forth under each Colombo Benefit Plan, shall not result in the payment to any person of any amounts which would violate Section 409A.

        4.15.    ERISA Plans.     (a) Section 4.15(a) of the Colombo Disclosure Schedule sets forth a complete list of the Colombo Benefit Plans and any benefit plans of an Affiliate (as defined in Section 4.16(h)) that are "employee pension benefit plans" within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that are "employee welfare benefits plans" within the meaning of Section 3(1) of ERISA, maintained for the benefit of the employees or former employees, including any beneficiaries thereof, and directors or former directors of Colombo (the "Colombo ERISA Plans"). Colombo has delivered to FVCB and FVCbank a true and correct copy of each Colombo ERISA Plan and to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter or opinion letter, if applicable; (iii) any summary plan description; (iv) for the 3 most recent years the Form 5500 (annual reports) and attached schedules; and (v) for each of the Colombo ERISA Plans that is a "top hat" plan, a copy of the filing with the U.S. Department of Labor. Other than as set forth in Section 4.15(a) of the Colombo Disclosure Schedule, Colombo does not maintain any plans of the type described in this Section 4.15(a).

        (b)   All Colombo ERISA Plans have been maintained, funded and administered in compliance in all material respects with all applicable provisions of ERISA, the Code, and all other federal, state, or local laws. The assets of Colombo are not subject to any liens under ERISA or the Code with respect to any Colombo ERISA Plan and no event has occurred, and, to Colombo's knowledge, no condition exists, which could reasonably be expected to subject Colombo or its assets to a future liability, obligation, or lien arising out of any Colombo ERISA Plan. Any Colombo ERISA Plan that is subject to Title IV of ERISA or that is a multiemployer plan within the meaning of Section 3(37) of ERISA has satisfied the applicable minimum funding standards under Section 302 of ERISA.

        (c)   All contributions due on or prior to the date hereof to any Colombo ERISA Plan have been paid or provided for in accordance with its terms, ERISA and all other applicable federal and state statutes and regulations. All contributions, payments, fees or expenses relating to each such Colombo ERISA Plans that were deducted by Colombo for income tax purposes were properly deductible in the year claimed.

        (d)   There are no legal actions, claims (other than routine benefit claims made in the ordinary course), government proceedings or government inquiries, pending or to the knowledge of Colombo, threatened, with respect to any such Colombo ERISA Plans, and Colombo has no knowledge of any fact which could reasonably be expected to give rise to any such legal action, claim, government proceeding or government inquiry. Neither Colombo, nor to the knowledge of Colombo, any other person or entity who or which is a "party in interest" (as defined in Section 3(14) of ERISA) or "disqualified person" (as defined in Section 4975(e)(2) of the Code) has acted or failed to act with respect to any such Colombo ERISA Plans in any manner which constitutes: (1) a breach of fiduciary responsibility under ERISA; (2) a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code; or (3) any other material violation of ERISA or the Code. Colombo is not obligated to indemnify, reimburse, or contribute to the liabilities or expenses of any person or entity who may have committed or been involved in any such fiduciary breach, prohibited transaction, or material violation of ERISA or the Code.

        (e)   Each Colombo ERISA Plan that was intended to constitute a qualified plan under Section 401(a) of the Code has, at all times, been qualified, in form and operation, under Section 401(a) of the Code (including the adoption of all necessary amendments to maintain such qualification); any related trust is and has, at all times, been exempt from income tax, and nothing has occurred, or failed to occur, which could reasonably be expected to adversely affect the qualification or status of any such plan. All returns, reports, statements, notices, declarations or documents relating to a

Colombo ERISA Plan that are required by law to be filed with or furnished to any federal, state, or local governmental agency have been timely filed.

        (f)    Any Colombo ERISA Plan that is a group health plan (as defined in Section 5000(b)(1) of the Code) has complied in all material respects with the requirements of Sections 601 through 607 of ERISA and Section 4980B of the Code and all other applicable federal, state, and local laws relating to continuation coverage (collectively "COBRA"), and no such plan provides benefits to former employees or their beneficiaries except to the extent required under COBRA. None of the Colombo ERISA Plans is or has been funded by a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code, a "welfare benefit fund" within the meaning of Section 419 of the Code, a "qualified asset account" within the meaning of Section 419A of the Code, or a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA.

        (g)   Each Colombo ERISA Plan can be amended, modified, or terminated without participant consent and without additional liability accruing to Colombo after the date of such plan termination. For this purpose, liabilities accrued on or before the date of the Colombo ERISA Plan termination shall be limited to the following: (1) in the case of an employee benefit pension plan (within the meaning of Section 3(2) of ERISA), the participant's "accrued benefit," as defined in Section 3(23) of ERISA; and (2) in the case of an "employee welfare benefit plan" (within the meaning of Section 3(1) of ERISA), claims for expenses, costs, or services (including, but not limited to, medical and other health care services) actually performed or incurred before the date of such plan termination. Any prior amendment, modification, or termination of a Colombo ERISA Plan has been made in accordance with the terms of the plan and applicable law.

        (h)   For purposes of this Section 4.15, the term "Affiliate" means an entity included in the group of entities consisting of Colombo and all other entities that are treated as part of the same controlled group under Section 414(b), (c), (m) or (o) of the Code.

        4.16.    Contracts; Consents.     (a) Except as set forth on Section 4.16 of the Colombo Disclosure Schedule, Colombo is not a party to, and no property or assets of Colombo is subject to any contract, agreement, commitment, lease, sublease, license, arrangement, understanding or instrument (other than Loans) calling for payments in excess of $25,000 over the term of the contract or in any year, or pursuant to which Colombo may sell Loans originated for purposes of sale (collectively "Material Contracts"). Except as set forth on Section 4.16 of the Colombo Disclosure Schedules, each such Material Contract is valid and in full force and effect, and Colombo, and all other parties thereto have in all material respects performed all obligations thereunder required to be performed to date, and are not in material default. Each Material Contract, and each lease or sublease of real property reflected in Section 4.10 to the Colombo Disclosure Schedule, is assumable and assignable without consent of the other party thereto and does not contain any provision increasing or accelerating payments otherwise due, or changing or modifying the provisions or terms of such Material Contract or lease as a result of this Agreement or the transactions contemplated hereby, except as disclosed in Section 4.16 of the Colombo Disclosure Schedule.

        (b)   Except for the approval by the requisite vote of holders of Colombo Common Stock, the governmental approvals referred to in Section 4.4 and as set forth in Section 4.16 to the Colombo Disclosure Schedule, no consent, permission, acquiescence, approval, or authorization of or by any third party is required to permit Colombo to consummate the transactions contemplated hereby, and for FVCbank to have full use and enjoyment of each asset of Colombo.

        4.17.    Related Party Transactions.     Colombo does not have any contract, extension of credit, business arrangement, depository relationship, or other relationship (written or oral) with (i) any present director or executive officer of Colombo; (ii) any shareholder of Colombo owning 5% or more of the Colombo Common Stock; (iii) any Reg O affiliate of the foregoing, or any "related party" as defined for purposes of Item 404 of Regulation S-K, except as disclosed in Section 4.17 to the Colombo

Disclosure Schedule. Each extension of credit disclosed in Section 4.17 to the Colombo Disclosure Schedule has been made in the ordinary course of business, and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms-length transactions, and does not involve more than the normal risk of collectability or present other unfavorable features.

        4.18.    Loans.     (a) Each of the Loans of Colombo: (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be; (ii) to the extent secured, has been secured by valid liens or security interests which have been perfected; and (iii) represents the legal, valid and binding obligation of the borrowers named therein, enforceable in accordance with its terms (including the validity, perfection and enforceability of any lien, security interest or other encumbrance relating to such Loan), except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, or the rights of creditors of FDIC insured depository institutions, and subject to general principles of equity which may limit the enforcement of certain remedies.

        (b)   Each Loan of Colombo was made in material compliance with the provisions of applicable law and regulation, including but not limited to the RESPA, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, and the regulations promulgated thereunder.

        (c)   No default (including any event or circumstance which with the passage of time or the giving of notice or both would constitute a default) in respect of any material provision (including any default in payment) of any Loan of Colombo exists, and Colombo has no knowledge of any borrower's inability to repay any of such loans when due, whether or not such borrower is currently in default, except as set forth on Colombo's classified asset schedule. A copy of Colombo's classified asset schedule is included in Section 4.18(c) to the Colombo Disclosure Schedule.

        (d)   Colombo is not a party to any oral loan or oral extension of credit.

        (e)   No Loan of Colombo is secured by shares of Colombo Common Stock or FVCB Common Stock.

        (f)    Section 4.18(f) of the Colombo Disclosure Schedule identifies each contract or agreement pursuant to which Colombo originates, brokers, assigns or sells Loans originated for the purposes of sale (including Loans to be funded by a party other than Colombo) ("Colombo Sold Loans").

        (g)   Colombo has no liability or obligation, and to Colombo's knowledge, no party has alleged that Colombo has any liability or obligation, to repurchase or reacquire any Loan, or purchase collateral in respect of any Loan (or interest in any Loan) sold by Colombo (whether or not such Loan has subsequently been reacquired by Colombo), or to make any payment on any Colombo Sold Loan, or to make any payment to, reimburse, indemnify or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, the purchaser (or subsequent purchaser or acquiror) of any Colombo Sold Loan in respect of such Colombo Sold Loan, or is otherwise subject to any liability or recourse in respect of any Colombo Sold Loan. Colombo has no liability to any borrower as a result of the manner in which a Colombo Sold Loan was originated. Section 4.18(g) of the Colombo Disclosure Schedule sets forth detail with respect to any exceptions hereto, including but not limited to the nature and extent of the liability, any limits (in time or dollar amount) on such liability, the basis of such liability, the instrument under which such potential liability arises, the nature and amount of Colombo Sold Loans resulting in such liability and the identity of the party to whom Colombo may have such liability.

        (h)   No Colombo Sold Loan was originated in violation of the representations and warranties of Colombo contained or incorporated by reference in any contract or agreement pursuant to which such

Colombo Sold Loan was sold or assigned, including but not limited to any representation or warranty regarding the absence of fraud, misstatement of a material fact, omission of a material fact or a fact necessary to make the information provided not misleading, regarding the Colombo Sold Loan, the loan collateral, the borrower or the credit-worthiness of borrower, and any representation or warranty of Colombo regarding the absence of any fact, circumstance or condition which would cause, or would reasonably be expected to cause, the purchaser of the Colombo Sold Loan, any subsequent purchaser, securitizer or guarantor of such Colombo Sold Loan (including but not limited to FNMA, FHLMC, GNMA, FHA or the VA) to regard such Colombo Sold Loan as unacceptable as an investment, ineligible for insurance, or which would otherwise cause them to consider the value or marketability of such Colombo Sold Loan to be materially adversely affected.

        (i)    Colombo does not service any Loan, including any Colombo Sold Loan, for which all or a portion of such Loan is not currently held in portfolio, for any third party. The servicing and collection practices of Colombo with respect to Colombo Sold Loans complied with applicable laws, and was in accordance with the terms and conditions of the agreements pursuant to which such Colombo Sold Loans were sold, whether such servicing was conducted by Colombo or a third party or a servicing agent.

        (j)    Colombo does not have any Loans outstanding to, or any commitment to lend to, any Marijuana Related Business, or any Loans secured by real or personal property owned by, leased to, or occupied or utilized by a Marijuana Related Business. "Marijuana-Related Business" means any business that grows, produces, buys or sells or otherwise distributes marijuana (a "Marijuana Business"), a business that leases real property or otherwise provides space to a Marijuana Business, or a business that, leases or otherwise provides equipment which is directly used to grow or produce marijuana, or a business the conduct of which would reasonably be anticipated to result in Colombo's collateral being subject to proceedings under the Civil Asset Forfeiture Act.

        4.19.    Deposits.     Except as reflected in Section 4.19 of the Colombo Disclosure Schedule, none of the deposits of Colombo Bank are "brokered" deposits, as such term is defined in the rules and regulations of the FDIC, or are subject to any lien, encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any director, executive officer or related interest thereof, of Colombo.

        4.20.    Environmental Matters.     No environmental contaminant, pollutant, petroleum product, toxic or hazardous waste or similar or like substance being or having been generated, used, stored, processed, disposed of, discharged at, or being or having been otherwise present, in violation of any local, state, or federal environmental statute, regulation, rule or ordinance, at any real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any other creditor's right) or leased by Colombo, or any real estate which is pledged or stands as collateral security for any Loan or other extension of credit by Colombo, where such violation would reasonably be expected to have a material adverse effect on Colombo.

Colombo has not received written notice of, nor to the knowledge of Colombo has Colombo received an overt threat of, any legal, administrative, arbitral or other proceeding, claim, action, cause of action or governmental proceeding or investigation of any nature whatsoever, seeking to impose, or that could result in the imposition, on Colombo of any liability arising under any local, state, or federal environmental statute, regulation, rule or ordinance, and Colombo is not subject to any agreement, order, judgment, decree or memorandum of any court, governmental authority, regulatory agency or third party imposing any such liability.

        4.21.    Litigation and Other Proceedings.     Colombo is not a party to any pending, or, to the knowledge of Colombo, threatened, claim, action, suit, investigation or proceeding or subject to any order, judgment or decree, except for matters which, in the aggregate, cannot reasonably be anticipated to have a material adverse effect on the ability of Colombo to consummate the transactions contemplated hereby or the financial condition, results of operations, business or properties of Colombo, and to the knowledge of Colombo, there is no basis for any of the foregoing. There are no pending actions, suits, investigations or proceedings to which Colombo is a party or which relate to any portion of its assets, and threatened actions, suits, investigation or proceedings of which Colombo has knowledge, to which Colombo believes it may become a party or which relates to any portion of its assets. Colombo has no knowledge of any pending or threatened action, suit or proceeding which presents a claim to prohibit, restrict or restrain the transactions contemplated hereby.

        (b)   As of the date hereof, there is no material injunction, order, judgement or decree imposed upon Colombo or the assets of Colombo, and Colombo has not been advised of the threat of any such action, other than any such injunction, order, judgement or decree that is generally applicable to all persons or entities in businesses similar to that of Colombo.

        4.22.    Absence of Undisclosed Liabilities.     Except as (i) reflected, noted and/or adequately reserved against in the Colombo Financial Statements as of December 31, 2017, and (ii) incurred since December 31, 2017 in the ordinary course of business consistent with past practice, Colombo has no material liabilities (whether accrued, absolute, contingent or otherwise) which were required to be reflected, noted or reserved against in the balance sheet included therein under GAAP.

        4.23.    Compliance with Laws.     (a) Colombo has all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit them to carry on their business as presently conducted and the absence of which would have a material adverse effect on such business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of Colombo, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. Colombo is in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, RESPA, the Flood Disaster Protection Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, anti-money laundering, foreign corrupt practices, suspicious activity reporting and similar matters, other than instances of non-compliance which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition or results of operations of Colombo. Colombo is not in default under any order, license, regulation or demand of any federal, state, local or other governmental agency or with respect to any order, writ, injunction or decree of any court, other than instances of default which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition or results of operations of Colombo.

        (b)   Except for statutory or regulatory restrictions of general application, no federal, state, local or other governmental authority has placed any restrictions on the business of Colombo which reasonably could be expected to have a material adverse effect on the business of Colombo. Colombo is not a party or subject to any order, decree, written agreement, memorandum of understanding, individual capital requirement or similar arrangement with, or a commitment letter, supervisory letter or similar submission or application to, or extraordinary supervisory letter from, any such governmental authority and Colombo has not been advised that any such governmental authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, written agreement, memorandum of understanding, commitment letter, supervisory letter or similar arrangement or submission or application.

        (c)   Colombo is not a party to any agreement with any individual or group regarding Community Reinvestment Act ("CRA") matters and Colombo has no knowledge of, nor has Colombo been advised of, or has any reason to believe that any facts or circumstances exist, which would cause Colombo: (a) to be deemed not to be in satisfactory compliance with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by any regulatory agency of lower than "satisfactory"; (b) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury's Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. The Board of Directors of Colombo has adopted and Colombo has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

        (d)   Neither Colombo, nor, to the knowledge of Colombo, any director, officer, agent, employee, affiliate or other person acting on behalf of Colombo is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of any anti-bribery laws, including but not limited to (i) any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997 (the "Convention"), (ii) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA") and (iii) any other law, rule or regulation of any locality of similar purpose and scope, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Convention, the FCPA and similar laws, rules or regulations and Colombo, its subsidiaries and affiliates have conducted their businesses in compliance with the Convention, the FCPA and similar laws, rules or regulations and have instituted and maintain policies and procedures reasonably designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith, in all material respects.

        (e)   Neither Colombo, nor to the knowledge of Colombo, its officers, directors, supervisors, managers, agents, or employees, has violated, any anti-money laundering laws, including but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code section 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by any intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, and no action, suit or proceeding by or before any court or Governmental Entity, authority or body or any arbitrator involving Colombo with respect to such anti-money laundering laws is pending or, to the best knowledge of Colombo, threatened. Colombo has instituted and maintains policies and procedures designed to ensure continued compliance with anti-money laundering laws.

        (f)    None of Colombo, or, to the knowledge of Colombo, any director, officer, agent, employee, affiliate or other person acting on behalf of Colombo is (A) an individual or entity currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), the United Nations Security Council, the European Union, Her Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions") or (B) located, organized or resident in a country or territory that is the subject of Sanctions.

        4.24.    Proxy Statement, Etc.     None of the information supplied or to be supplied by and relating to Colombo for inclusion, or included, in (i) the Proxy Statement (as defined in Section 5.3 below) to be mailed to the shareholders of Colombo in connection with the Colombo Shareholder Meeting (as defined in Section 5.3 below), (ii) in the Offering Materials (as defined in Section 6.2(a) below) or (iii) any other documents to be filed with the Securities and Exchange Commission ("SEC"), any state securities commission or any other federal or state regulatory agency in connection with the transactions contemplated hereby will, at the respective times such information is supplied or such documents are filed or mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents which Colombo is responsible for filing with any regulatory agency in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law.

        4.25.    Anti-Takeover Provisions.     Colombo has taken all actions required to exempt it, this Agreement, the Merger and the transactions contemplated hereby, from any provisions of an antitakeover nature contained in its organizational documents or the provisions of any federal or state Takeover Laws.

        4.26.    Derivative Instruments.     Colombo is not a party to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for the account of Colombo, or for the account of one or more of its customers.

        4.27.    Tax Treatment.     Colombo has not taken or agreed to take any action, or has knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a "reorganization" under Section 368(a)of the Code.

        4.28.    Fairness Opinion.     Colombo has received, on or prior to the date hereof, the written opinion of RP Financial, LC to the effect that the Merger is fair to the shareholders of Colombo, other than Morton A. Bender, his spouse and children, from a financial point of view.

        4.29.    Brokers and Finders.     Except for the fee set forth in Section 4.29 of the Colombo Disclosure Schedule payable to RP Financial, LC, neither Colombo, nor any of its officers, directors, employees, or shareholders has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, which Colombo has any obligation to pay, or to indemnify or reimburse any person for, and no broker or finder has acted, directly or indirectly, for Colombo, in connection with this Agreement or the transactions contemplated hereby.

        4.30.    No Registration Rights.     Colombo has not granted any person the right to require Colombo to register any securities for sale under the Securities Act.

        4.31.    Regulatory Capitalization.     Colombo is "well capitalized" as such term is defined in the applicable federal rules and regulations .

 ARTICLE V

CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

        5.1    Forbearance by Colombo.     From the date hereof until the Effective Time, Colombo covenants and agrees that, without the prior written consent of FVCB and FVCbank, which shall not be unreasonably withheld, it will not do, or agree or commit to do, any of the following:

        (a)   (1) except as in the ordinary course of business consistent with past practice, enter into or assume any Material Contract, make any material commitment, incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument, acquire or dispose of any material property or asset, or subject any of Colombo's assets or properties to any lien, claim, charge or encumbrances whatsoever;

        (2)   engage in any transaction not in the ordinary course of business, consistent with past practice;

        (b)   grant any increase in compensation to its employees or officers or directors, or pay any bonus, other than bonuses not in excess of an aggregate of $40,000 pursuant to incentive plans in effect as of the date hereof, which are described in Section 5.1(b) of the Colombo Disclosure Schedule, and which are paid in accordance with past practice, or effect any increase in retirement benefits to any class of employees or its officers (unless any such change shall be required by applicable law);

        (c)   declare, set aside or pay any dividend or other distribution on any class of its capital stock, whether payable in cash, stock or other property;

        (d)   redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; merge into any other corporation or bank or permit any other corporation or bank to merge into it, or consolidate with any other corporation or bank; liquidate, sell or dispose of any assets or acquire any assets, otherwise than in the ordinary course of its business consistent with past practice or as expressly required by this Agreement;

        (e)   except as set forth in Section 5.1(e) of the Colombo Disclosure Schedule, open, close or relocate any office, branch or banking facility, or acquire, establish or divest any banking or nonbanking facility, or file an application with any federal or other regulatory agency with respect to any of the foregoing;

        (f)    establish, organize, form, incorporate or acquire any subsidiary, or purchase or acquire shares of capital stock or other ownership interest in any entity, other than as a result of the default of a debt previously contracted;

        (g)   issue any shares of its capital stock; or issue or grant, or extend or modify the terms of any option, warrant, or other right to acquire Colombo Common Stock;

        (h)   issue any new or replacement certificate for any shares of Colombo Common Stock purported to have been lost stolen or destroyed, except upon receipt of appropriate affidavits of loss and purchase by the shareholder of an indemnity bond from a third party insurer regularly engaged in the issuance of such bonds;

        (i)    amend its Articles of Incorporation or Bylaws, or similar documents;

        (j)    effect any capital reclassification, stock dividend, stock split, consolidation of shares or similar change in capitalization;

        (k)   take, cause or permit the occurrence of any change or event which would render any of its representations and warranties contained herein untrue in any material respect;

        (l)    (1) enter into any related party transaction of the type contemplated by Section 4.17 hereof, except for transactions relating to deposit relationships or the extension of credit in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties, and which do not present more than the normal risk of collectability or other unfavorable features, and in respect of which disclosure has been made to FVCB and FVCbank prior to disbursement;

        (2)   cancel without payment in full, or modify in any material respect any contract relating to, any loan or other obligation receivable from any 5% stockholder, director or officer of Colombo, or any member of the immediate family of the foregoing, or any related interest of any of the foregoing;

        (m)  solicit, encourage, or authorize any person, including but not limited to directors, officers, shareholders, or employees, to solicit from, with, any third party, or facilitate inquiries or the making of proposals relating to any Acquisition Proposal (as defined in Section 6.11); or except as provided in Section 6.11, engage in communications (as defined in Section 6.11) with or provide any such third party with information or assistance or negotiate or conduct any discussions with any such third party to facilitate such inquiries or to obtain an Acquisition Proposal, or continue any such activities in progress on the date hereof;

        (n)   knowingly take any action which would: (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect the status of the transactions contemplated hereby as a reorganization for purposes of Section 368(a)of the Code; or (iii) adversely affect the ability to perform the covenants and agreements under the Agreement;

        (o)   enter into any new line of business, or change its lending, investment, asset/liability management, risk management, deposit pricing, or other material banking or operating policies and procedures in any material manner;

        (p)   adopt, enter into or amend any employment, consulting, change in control, severance or other compensatory agreement, arrangement or policy with or with respect to any officer, employee or director;

        (q)   (1) make or renew any loan or other extension of credit, to be held in portfolio, other than in accordance with the loan policy and underwriting standards of Colombo in effect on the date hereof;

        (2)   make any new loan or other extension of credit, to be held in portfolio, which as of the date made should be classified or criticized, or increase the amount of credit available to any person or entity that has an existing loan with Colombo that is classified or criticized;

        (3)   make any loan or other extension of credit which would require approval under Regulation O, other than renewals of loans on the books as of the date hereof;

        (4)   originate or make any mortgage loan for the purposes of sale in the secondary market;

        (5)   sell any mortgage loan originated for the purposes of sale in the secondary market other than on a servicing released basis; or

        (6)   make any new loan or other extension of credit to any Marijuana Related Business, provided however, nothing in this subsection (q)(6) shall prohibit renewal of loans in place as of the date hereof.

        (r)   (1) accept or renew any brokered deposits, or

        (2)   accept or renew any time deposits or certificates of deposit at a rate in excess of the highest rate reported by the Rate Watch survey for comparable products in the markets in which Colombo operates, provided however, that nothing in this subsection (r)(2) shall prohibit Colombo from paying in excess of such rates on an individual account basis in accordance with past practice in an effort to maintain a relationship;

        (s)   acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not permissible for a commercial bank or (ii) any debt security which would be considered "high risk" securities under applicable regulatory pronouncements, in each case purchased in the ordinary course of business consistent with past practice; or restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which such portfolio or any securities therein are classified under GAAP or reported for regulatory purposes;

        (t)    except as set forth in Section 5.1(t) of the Colombo Disclosure Schedule, make any capital expenditures individually in excess of $10,000, or in the aggregate in excess of $50,000;

        (u)   make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP;

        (v)   foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental inspection of the property and confirming that such Phase I does not indicate the presence of any environmental contaminant, pollutant, petroleum product, toxic or hazardous waste or similar or like substance;

        (w)  settle any material litigation;

        (x)   sell or otherwise dispose of any OREO property, without prior consultation with FVCbank; or

        (y)   grant any waiver of the time to assess any tax or waiver of the statutory period of limitation with respect to any tax except where necessary to avoid the assessment of any tax it disputes in good faith; or grant any person a power of attorney or authorization to represent it in connection with any taxes, other than powers of attorney which terminate as of the Effective Time.

        5.2    Conduct of Business by Colombo.     From the date hereof until the Effective Time, Colombo covenants and agrees that, except as otherwise consented to by FVCB and FVCbank in writing, which consent shall not be unreasonably withheld, it shall:

        (a)   use its best efforts to: (i) preserve its business organization intact in all material respects; (ii) maintain good relationships with its employees; (iii) conduct its business in the ordinary course, consistent with past practice; and (iv) preserve for itself the goodwill of its customer and other business relationships.

        (b)   maintain all of the structures, equipment, and other real and personal property of Colombo in good repair, order and condition, ordinary wear and tear and unavoidable casualty excepted;

        (c)   use all reasonable efforts to preserve or collect all material claims or causes of action of Colombo, to enforce all Loan agreements, realize upon collateral and pursue Loan guarantees;

        (d)   keep in full force and effect all insurance coverage maintained by Colombo;

        (e)   perform in all material respects all obligations under all Material Contracts and leases of real property;

        (f)    comply in all material respects with all statutes, laws, regulations, rules, ordinances, orders, decrees, consent agreements, examination reports and other federal, state and local governmental or regulatory directives applicable to Colombo and the conduct of its business;

        (g)   at all times maintain the allowance for loan losses in accordance with GAAP and regulatory requirements;

        (h)   at all times promptly take and recognize appropriate charge-offs and establish reserves for any additional contingencies as required in accordance with GAAP and regulatory requirements, and not in limitation of the foregoing: (1) make appropriate reserves not later than the end of the month prior to the month in which Closing will occur; and (2) make appropriate accruals for the amounts due to employees of Colombo for accrued but unused vacation, sick leave, personal leave or similar benefits, to the extent that any such employee is entitled to payout of such amount as a result of the Merger;

        (i)    promptly following receipt, and prior to taking any action in respect thereof, advise FVCB and FVCbank of any request to repurchase or reacquire any Colombo Sold Loan, or to make any payment in respect of any Colombo Sold Loan, or to reimburse, indemnify, or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, any person in respect of a Colombo Sold Loan;

        (j)    take all necessary action to terminate, before the Closing Date, the Colombo ERISA Plan known as the "401(k) Plan" (the "Colombo 401(k) Plan"), a defined contribution plan, described in Section 401(k) of the Code;

        (k)   cooperate fully with FVCbank to make Colombo employees available for reasonable periods of time and at reasonable times during normal business hours for training prior to Closing, provided that such cooperation does not materially interfere with their duties with Colombo;

        (l)    make appropriate staff of Colombo available to assist in the systems and operations conversion, provided that such cooperation does not materially interfere with their duties with Colombo;

        (m)  not later than immediately prior to Closing, and subject to receipt of all required regulatory approvals and the satisfaction or waiver of all conditions to Closing, other than those to be satisfied at the Closing, effect such sales of investment securities as FVCB or FVCbank may reasonably request;

        (n)   subject to 45 days advance notice by FVCB or FVCbank of the date which FVCB or FVCbank reasonably expects to be the Closing Date based on its conversations with the Federal Reserve Board regarding the anticipated date of receipt of the regulatory approvals referenced in Section 7.1(b), (1) Colombo shall not after the date of such notice originate, commit to originate, commit to sell, or make or commit to make any residential mortgage loan for secondary market sale, pursuant to such investor, correspondent or other agreements or otherwise; (2) Colombo shall give such notices as may be required to terminate, effective not later than 3 days prior to the Closing, all investor, correspondent or other agreements pursuant to which Colombo has sold, or sells residential mortgage loans in the secondary market, and (3) Colombo shall use its best efforts to complete delivery of all loans committed to be sold thereunder, servicing released, not later than three days prior to the Closing; and

        (o)   Colombo shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than FVCB and FVCbank) conducted heretofore with respect to an Acquisition Proposal, and it or RP Financial, LC shall request in writing all persons other than FVCB and FVCbank who have been furnished confidential information regarding Colombo in connection with the solicitation of or discussions regarding an Acquisition Proposal within the twelve (12) months prior to the date hereof promptly to return or destroy such information. Colombo agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which Colombo is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal.

        5.3.    Approval of Colombo Shareholders.     Colombo shall cause a meeting of its shareholders (the "Colombo Shareholder Meeting") to be convened as soon as reasonably possible, but no later than 50 days after the registration statement, on Form S-4 or other applicable form (the "Merger Registration Statement") in connection with the issuance of the shares of FVCB Common Stock to the Colombo shareholders as part of the Merger Consideration in the Merger (including the proxy statement for the Colombo Shareholder Meeting and prospectus and other proxy solicitation materials of Colombo constituting a part thereof (the "Proxy Statement") and all related documents), is declared effective under the Securities Act for the purpose of considering the approval of the Merger and adoption of this Agreement. The Merger Registration Statement will be to be prepared by FVCB with the assistance of Colombo in connection with the Merger. Colombo shall cause to be distributed to each shareholder of record of Colombo (according to the transfer records of Colombo as of the record date for the Colombo Shareholder Meeting), a copy of the Proxy Statement together with such other material required by applicable statutes and regulations. The Proxy Statement shall be mailed by Colombo on the date (the "Mailing Date") at least 20 business days prior to the date of the Colombo Shareholder Meeting. Except as contemplated by Section 6.11, the Board of Directors of Colombo shall recommend to its shareholders that they vote the shares held by them to approve the Merger and to adopt this Agreement and the Plan of Merger, and Colombo shall use its best efforts in good faith to obtain its shareholders' approval of the Merger, this Agreement and the Plan of Merger in accordance with law and Colombo's organizational documents.

        5.4.    Conduct of Business by FVCbank.     From the date hereof until the Effective Time, each of FVCB and FVCbank covenants and agrees that, except as otherwise consented to by Colombo in writing, it shall:

        (a)   use its best efforts to: (i) preserve its business organization intact in all material respects; (ii) maintain good relationships with its employees; (iii) conduct its business in the ordinary course, consistent with past practice; and (iv) preserve for itself the goodwill of its customer and other business relationships.

        (b)   not knowingly take any action which would: (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; or (ii) adversely affect the status of the transactions contemplated hereby as a reorganization for purposes of Section 368(a)of the Code; or (iii) adversely affect the ability to perform the covenants and agreements under the Agreement.

        (c)   not (i) amend, repeal or modify any provision of its Articles of Incorporation or Bylaws in a manner which would adversely affect Colombo, Colombo shareholders or the transactions contemplated by this Agreement; or (ii) make or pay any extraordinary one-time dividend or distribution on shares of FVCB Common Stock, other than any distribution or dividend payable in shares of FVCB Common Stock which would result in the adjustment of the Conversion Ratio pursuant to Section 2.1(c) hereof.

        (d)   comply in all material respects with all statutes, laws, regulations, rules, ordinances, orders, decrees, consent agreements, examination reports and other federal, state and local governmental or regulatory directives applicable to FVCbank and the conduct of its business.

        (e)   at all times maintain the allowance for loan losses at levels which is adequate to absorb reasonably anticipated losses in the loan portfolio, in accordance with GAAP and regulatory requirements, after taking charge-offs required in accordance with GAAP and regulatory requirements.

ARTICLE VI

ADDITIONAL AGREEMENTS

        6.1    Access and Information.     Colombo shall afford to FVCB and FVCbank, and to FVCB's and FVCbank's accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours of Colombo, during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records and, during such a period, shall furnish promptly to FVCB and FVCbank: (a) a copy of each report, schedule and other document filed or received by it during such period with or from (i) the SEC; (ii) SDAT; or (iii) the FDIC; and (b) all other information concerning its business, assets, properties and personnel as FVCB or FVCbank may reasonably request. FVCB, FVCbank and their accountants, counsel, financial advisors and other representatives will request permission for all such access reasonably in advance, and all such access will be subject to applicable laws and regulations and will be conducted in a manner designed to minimize disruption to the normal business operations and employee or customer relations of Colombo.

        (b)   Each of FVCB and FVCbank agrees that, upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Colombo and its authorized representatives access (during normal business hours) to FVCB's and FVCbank's personnel, books and records as Colombo may reasonably request.

        (c)   Each of FVCB, FVCbank and Colombo agree that any information provided by one party to the other pursuant to this Agreement shall be treated as confidential information subject to the provisions of the Mutual Confidentiality and Non-Disclosure Agreement (the "Confidentiality Agreement") dated as of September 12, 2017 between FVCbank and Colombo, and to which they agree to be bound. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with its term, notwithstanding any termination of this Agreement.

        6.2    Registration Statement; Proxy Statement; Offering Materials; Applications; Cooperation.     (a)  Subject to the receipt of necessary information regarding Colombo required to be included therein, FVCB and FVCbank shall: (i) prepare and file with the SEC as promptly as practicable after the date of this Agreement the Merger Registration Statement and the Proxy Statement to be used in connection with the Colombo Shareholder Meeting; and (ii) to the extent required, prepare (and to the extent appropriate, file with the SEC) as promptly as practicable, such offering materials as FVCB shall deem appropriate, including but not limited to any registration statement, prospectus, private placement memorandum or other offering document or materials, in connection with the capital raise contemplated by Section 7.1(f) of this Agreement ("Offering Materials").

        (b)   The parties hereto agree that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Merger Registration Statement and Proxy Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Merger Registration Statement and each amendment or supplement thereto, if any, become effective under the Securities Act. The parties hereto agree that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Offering Materials shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the time such Offering Materials become effective under the Securities Act, or if not filed under the Securities Act, at the date thereof. The parties hereto agree that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement, and any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the Mailing Date and at the time of the Colombo Shareholder Meeting. The parties further agree that if any such party shall become aware prior to the date of the Colombo Shareholder Meeting or the sale of any securities pursuant to the Offering Materials, of any information furnished by such party that would cause any of the statements in the Merger Registration Statement, the Proxy Statement or Offering Materials to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Merger Registration Statement, the Proxy Statement or the Offering Materials. FVCB and FVCbank shall promptly take any action required to be taken under state securities or blue sky laws in connection with the issuance of FVCB Common Stock in the Merger.

        (c)   Colombo agrees that it shall, and shall cause its employees, agents, representatives, and advisors to, cooperate with FVCB and FVCbank in the preparation and filing of the Merger Registration Statement, the Proxy Statement and, to the extent necessary, the Offering Materials, including, but not in limitation, by providing on a prompt basis information requested by FVCB or FVCbank for inclusion therein, and by providing comments on drafts on a timely basis. Colombo, and its legal, financial and accounting advisors, shall have the right to review and comment upon the Merger Registration Statement and the Proxy Statement prior to filing.

        (d)   As promptly as practicable after the furnishing by Colombo of all information regarding them required to be reflected therein, but in no event more than fifty (50) days from the date of this Agreement, FVCB and FVCbank shall file: (i) the applications and notices with the Federal Reserve Board, the SDAT, the SCC and any other regulatory agency having authority over the Merger and the transactions contemplated hereby, required by applicable law and regulation for the consummation of the transactions contemplated by this Agreement, and (ii) any other applications for regulatory or other approvals deemed necessary or appropriate by FVCB and FVCbank. Colombo, and its legal, financial and accounting advisors, shall have the right to review and comment upon the applications prior to their filing. To the extent available, FVCB and FVCbank shall request expedited treatment of such applications, and shall take reasonable steps to pursue approval of the applications. Colombo agrees that it shall, and shall cause its employees, agents, representatives, and advisors to, cooperate with FVCB and FVCbank in the preparation and filing of the regulatory applications, including, but not in limitation, by providing on a prompt basis information requested by FVCB and FVCbank or its advisors for inclusion in such documents, and by providing comments on drafts of such documents on a timely basis.

        6.3    Notice of Actual or Threatened Breach.     Each party will promptly give written notice to the other parties upon becoming aware of any impending or threatened occurrence of any event or the failure of any event to occur which might cause or constitute a breach of any of the representations, warranties or covenants made by such party in this Agreement, any other changes or inaccuracies in any data previously given or made available to the other parties, or which might threaten consummation of the transaction contemplated hereby.

        6.4    Current Information.     (a) During the period from the date of this Agreement to the Effective Time, Colombo will: (i) cause one or more of its representatives to confer on a regular and frequent basis with representatives of FVCB and FVCbank to report its financial condition and the general status of its ongoing operations; (ii) promptly notify FVCB and FVCbank of any material change in the normal course of its business or in the operation of its properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving them, (iii) provide FVCB and FVCbank with a weekly report of loans originated for sale, commitments to originate or sell loans for sale, and requests or notices of requests to repurchase and Colombo Sold Loan or to indemnify or make whole any purchaser, subsequent purchaser or securitizer thereof, which report shall include, at a minimum details of the loan including loan terms, property type, location of collateral, loan to value ratios, borrower credit scores, debt service coverage ratios and other pertinent financial and underwriting characteristics; (iv) provide FVCB and FVCbank with monthly internal financial statements and general ledger reports, prepared on a basis consistent with past practice, not later than 14 calendar days after month end; (v) promptly provide to FVCB and FVCbank copies of all regulatory applications or notices required to be filed by Colombo under this Agreement and related correspondence to and from the applicable regulatory authorities; and (vi) keep FVCB and FVCbank fully informed with respect to such events.

        (b)   During the period from the date of this Agreement to the Effective Time, each of FVCB and FVCbank will (i) cause one or more of its representatives to confer on a regular basis with representatives of Colombo to report its financial condition and its ongoing operations; (ii) promptly notify Colombo of any material change in the normal course of its business or in the operation of its properties and any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving them; (iii) promptly provide to Colombo copies of all regulatory applications required to be filed by FVCB and FVCbank under this Agreement and related correspondence to and from the applicable regulatory authorities; and (iv) keep Colombo fully informed with respect to such events.

        (c)   FVCB and Colombo shall each promptly notify the other in writing of any threatened or commenced litigation, or of any claim, controversy or contingent liability or any community-based protests that might reasonably be expected to be asserted or become the subject of litigation or regulatory review or filings with any Governmental Authority, against the notifying party or affecting any of its properties, subsidiaries or affiliates and each of FVCB and Colombo shall promptly notify the other party of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the knowledge of the notifying party, threatened against the notifying party (or any of its subsidiaries) that questions or might question the validity of this Agreement or the transactions contemplated hereby, or any actions taken or to be taken by the notifying party pursuant hereto or seeks to enjoin, materially delay or otherwise restrain the consummation of the transactions contemplated hereby or thereby. Each of FVCB and Colombo shall give the other party the opportunity to participate in the defense or settlement of any shareholder litigation against such party or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement. Neither FVCB or Colombo, or any of their subsidiaries, may enter into any settlement agreement in respect of any shareholder litigation against such party or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement without such other party's prior written consent (such consent not to be unreasonably withheld or delayed). For purposes of this section, "participate" means that the non-litigating party will be kept apprised of the proposed strategy and other significant decisions with respect to the litigation by the litigating party (to the extent the attorney-client privilege, work product or other similar privilege between the litigating party and its counsel is not undermined or otherwise affected and to the extent permitted by law), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision-making power or other authority over the litigation except for the settlement consent set forth above.

        6.5    Expenses.     Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and to the consummation of the Merger and the transactions contemplated hereby. Colombo agrees that the aggregate expenses of Colombo, including all fees and expenses of legal counsel, accountants, and financial or other advisors (including RP Financial, LC), shall be reasonable and customary, and shall report in writing to FVCbank, upon request made from time to time, the amount of such fees and expenses.

        6.6    Filing with the SCC and SDAT.     FVCB, FVCbank and Colombo shall execute and deliver and use their best efforts to file appropriate Articles of Merger with each of the SCC and the SDAT at the earliest practicable date after satisfaction or waiver of the conditions set forth in Article VII hereof.

        6.7    Miscellaneous Agreements and Consents.     Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. FVCB, FVCbank or Colombo, as the case may be, will use their respective best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement.

        6.8    Press Releases and Public Disclosures.     FVCB, FVCbank and Colombo will consult with each other and jointly approve the form, substance and timing of any press release, disclosures to shareholders, staff, customers, and the public at large on matters related to this Agreement or any of the transactions contemplated hereby. Notwithstanding the foregoing, FVCB, FVCbank and Colombo agree that FVCB, FVCbank and Colombo shall, promptly following the execution hereof, issue a joint press release announcing the execution of the Agreement and the proposed Merger, and further agree that FVCB, FVCbank and Colombo shall each be entitled to issue separate press releases announcing the execution of the Agreement and the proposed Merger, a copy of which release will be provided to the other party prior to issuance.

        6.9    Bank Employees.     (a) Subject to FVCB's determination, in its discretion, to offer continued employment to non-executive officer employees of Colombo on a case by case basis, FVCB and FVCbank shall have no obligation to continue the employment of any Colombo employee after the Effective Time. Each of FVCB and FVCbank agrees that each Colombo employee (excluding any employee subject to an employment agreement, change in control agreement, severance agreement or other agreement which provides for payments following involuntary termination without cause or termination for "good reason") who is involuntarily terminated without cause within 180 days following the Effective Time shall, subject to any necessary regulatory approvals, and subject to the execution of an appropriate release, receive a severance payment of two weeks of pay for every full year of service to Colombo, with a minimum of four weeks pay and a maximum of twenty six weeks (without proration for partial years of service), except that the persons identified in Section 6.9 of the Colombo Disclosure Schedule shall be entitled to receive a maximum of thirty four weeks. Section 6.9 of the Colombo Disclosure Schedule contains a list of all current employees of Colombo and their start dates upon which their respective lengths of service will be based.

        (b)   All former employees of Colombo who become employees of FVCbank upon consummation of the transactions contemplated hereby ("Continuing Employees"), will be eligible to participate in FVCbank's employee benefit plans on the same basis as similarly situated FVCbank employees and will receive credit for prior years of service in determining eligibility to participate in and vesting of benefits and entitlement of benefits under each of FVCbank's employee benefit plans (including, but not limited to severance benefit, vacation and other leave plans, but excluding benefit accruals under any defined benefit plans) and unless creating duplicate benefits for the same years of service.

        (c)   FVCbank shall use its reasonable efforts to cause medical, dental or health plans of FVCbank, to (i) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such Continuing Employees on or after the Effective Time to the extent such Continuing Employee had satisfied any similar limitation or requirement under an analogous plan of Colombo's prior to the Effective Time, and (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the Continuing Employees and their dependents under the medical, dental or health plans of Colombo during the portion of the plan year prior to participation in the corresponding health plan of FVCbank.

        (d)   FVCB, FVCbank and Colombo acknowledge that it may be appropriate or convenient to provide certain employees of Colombo who will not be retained as employees of FVCbank with an incentive, in the form of a "retention" or "pay to stay" bonus, to remain in the employ of Colombo or FVCbank until Closing, until the completion of a systems conversion, or some other transition period following Closing. FVCbank shall consult with Colombo with respect to the identification of such employees, and the amount of any such bonus. All payments pursuant to this Section 6.9(d) shall be made by FVCbank.

        (e)   As of or immediately prior to the Effective Time, Colombo shall terminate the Colombo 401(k) Plan, and one hundred percent vest all benefits provided thereunder. As soon as administratively practicable following the Effective Time and in accordance with ERISA and the Code, FVCbank shall cause the account balances in the Colombo 401(k) Plan to be either distributed to the participants in the Colombo 401(k) Plan and or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct, and FVCbank shall take all other actions necessary and proper in order to implement the termination of the Colombo 401(k) Plan and related trust. FVCbank agrees to permit participants in the Colombo 401(k) Plan who become Continuing Employees to roll over their account balances in the Colombo 401(k) Plan to the FVCbank 401(k) Plan.

        (f)    FVCbank agrees that subject to the provisions of Section 6.9(g) below, it shall assume the obligations of Colombo under the employment agreements, change in control agreements, severance agreements and other agreements which provide for payments following involuntary termination without cause or termination for "good reason" identified in Section 6.9(f) of the Colombo Disclosure Schedule.

        (g)   Concurrently with the execution of this Agreement (i) Gilbert F. Kennedy, III, the President and Chief Executive Officer of Colombo, shall have entered into an employment agreement with FVCbank, to be effective as of the Effective Time, in the form set forth in Section 6.9(g) of the FVCB Disclosure Schedule; and (ii) Matthew D. White, the Chief Financial Officer of Colombo, shall have entered into an Acknowledgement and Release with FVCbank in the form set forth in Section 6.9(g) of the FVCB Disclosure Schedule.

        (h)   As of or immediately prior to the Effective Time, Colombo shall pay to each of its employees an amount equal to the value of each respective employee's accrued but unused vacation (as maintained pursuant to the vacation policy in Colombo's employee handbook) as of the date of such payment, minus applicable federal, state and other required tax withholding.

        6.10    D&O Indemnification.     (a) From and after the Effective Time, and through the six year anniversary of the Effective Time, FVCbank shall indemnify and hold harmless the current and former officers, employees, directors and agents of Colombo (each an "Indemnified Person") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of any act or omission or other matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Colombo, or is or was serving at the request of Colombo as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or consummation of the Merger, to the fullest extent which such Indemnified Parties would be entitled under the Colombo Articles of Incorporation and Bylaws as in effect on the date of this Agreement, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to applicable law and Colombo's Articles of Incorporation or Bylaws as in effect on the date of this Agreement, and/or any agreement, arrangement or understanding between Colombo and such Indemnified Person, as in effect on the date of this Agreement.

        (b)   Any Indemnified Person wishing to claim indemnification under this Section 6.10 hereof, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify FVCbank, but the failure to so notify shall not relieve FVCbank of any liability it may have to such Indemnified Person if such failure does not actually materially prejudice FVCbank. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) FVCbank shall have the right to assume the defense thereof, and under such circumstances shall not be liable to such Indemnified Persons for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Persons in connection with the defense thereof, except that if FVCbank elects not to assume such defense or counsel for the Indemnified Persons, or if FVCbank or any Indemnified Party advises that there are issues which raise conflicts of interest between FVCbank and the Indemnified Persons, the Indemnified Persons may retain counsel which is reasonably satisfactory to FVCbank, and FVCbank shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Persons (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Persons will cooperate in the defense of any such matter, (iii) FVCbank shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (iv) FVCbank shall have no obligation hereunder to the extent that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Person in the manner contemplated hereby is prohibited by applicable laws and regulations.

        (c)   For six years after the Effective Time, there shall be maintained in force (either through the purchase by Colombo of tail coverage of Colombo's existing officers' and directors' liability insurance policy, under FVCbank's existing policy, or another policy), officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person covered by Colombo's officers' and directors' liability insurance policy as of the Effective Time, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that FVCB and FVCbank shall not be obligated to pay premiums for the tail or other policy covering the full six year period in excess of, and Colombo shall not pay a premium in excess of, 200% of the amount paid by Colombo in their last full fiscal year for one year's coverage, which amount is set forth in Section 6.10 of the Colombo Disclosure Schedule, and provided, further, that if FVCB is unable to maintain, or Colombo is unable to obtain, such policy (or substitute policy) as a result of the preceding proviso, FVCB or Colombo shall obtain as much comparable insurance as is available for a period of six (6) years following the Effective Time. Section 6.10 of the Colombo Disclosure Schedule sets forth each contract, agreement, plan, resolution, charter provision, bylaw provision or other arrangement or understanding pursuant to which Colombo has or may have any obligation to indemnify any director, officer, employee or agent.

        (d)   If FVCbank or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of FVCbank or the Successor Institution shall assume the obligations set forth in this Section 6.10 hereof prior to or simultaneously with the consummation of such transaction.

        6.11    Acquisition Proposals.     (a) Notwithstanding anything contained in Section 5.1(m) to the contrary, in the event that Colombo shall receive, prior to the Closing, an Unsolicited Acquisition Proposal (as hereinafter defined) which, in the good faith determination of the Board of Directors of Colombo, the fiduciary duty of the directors under Maryland law requires that the Board of Directors consider, negotiate or communicate, or provide information with respect thereto (collectively "communications"), because such Unsolicited Acquisition Proposal is, or would reasonably be expected to be, more favorable from a financial point of view to the shareholders of Colombo than the Merger, which such determination shall be made after receiving the advice of counsel to Colombo regarding the requirements of the fiduciary duty of the directors under Maryland law and the advice of Colombo's financial advisor that the Unsolicited Acquisition Proposal is, or would reasonably be expected to be, more favorable to Colombo's shareholders from a financial point of view than the Merger, then Colombo shall be entitled to engage in such communications, negotiations and take such other actions as are required to comply with its fiduciary duties.

        (b)   In the event that the Board of Directors of Colombo:

          (i)    approves entering into an agreement for any Unsolicited Acquisition Proposal, or Colombo consummates any such Unsolicited Acquisition Proposal, then this Agreement shall terminate as of the date of such approval or consummation, and Colombo shall be liable for the amount specified in Section 8.2(b).

          (ii)   while any unrejected Unsolicited Acquisition Proposal exists, (1) recommends any Unsolicited Acquisition Proposal to the shareholders of Colombo; (2) shall fail to recommend the Merger to the shareholders of Colombo in accordance with this Agreement; (3) withdraws or adversely modifies its recommendation of the Merger to shareholders of Colombo; or (4) subsequent to the Communications End Date as defined in Section 6.11(b)(iii), fails upon request of FVCB or FVCbank to reconfirm its recommendation of the Merger to shareholders of Colombo; then this Agreement shall terminate as of the date of such event set forth in (1), (2), (3) or (4), and Colombo shall be liable for the amount specified in Sections 8.2(b).

          (iii)  shall make the determination described in Section 6.11(a) resulting in Colombo engaging in communications with respect to any Unsolicited Acquisition Proposal, and (1) such communications shall extend until the earlier of: (i) 45 days after the date on which Colombo provided notice of such Unsolicited Acquisition Proposal to FVCB and FVCbank; and (ii) the day which is the day immediately prior to the date set forth in Section 8.1(b) (the "Communications End Date"), and (2) Colombo shall not have (x) rejected such Unsolicited Acquisition Proposal, and (y) advised FVCB and FVCbank orally and in writing of such rejection, by noon on the Communications End Date, then FVCB and FVCbank shall have the right to terminate this Agreement, effective immediately, upon notice to Colombo, and Colombo shall be liable for the amount specified in Section 8.2(b).

        (c)   For purposes of this Section 6.11:

          (i)    An "Acquisition Proposal" shall mean any inquiry, offer or proposal, other than the Merger, received by Colombo from any person or entity other than FVCB, FVCbank or an affiliate of FVCB (including deemed receipt as a result of the public announcement of such proposal by the proponent) regarding: (1) any merger, consolidation, reorganization, business combination, share purchase or exchange, purchase and assumption, recapitalization or similar transaction involving Colombo; or (2) any sale, lease, transfer, pledge, encumbrance or other disposition, directly or indirectly, of all, or any substantial portion of, the assets of Colombo.

          (ii)   An "Unsolicited Acquisition Proposal" shall mean any Acquisition Proposal received without violation of the provisions of Section 5.1(m) hereof. Any Acquisition Proposal received by Colombo from any person or entity previously contacted by Colombo (or by any person or entity acting or purporting to act on behalf of Colombo, including but not limited to representatives of RP Financial, LC) prior to the date hereof, but not contacted after the date hereof in violation of Section 5.1(m) shall be deemed an Unsolicited Acquisition Proposal. Any Acquisition Proposal received as a result of a violation of Section 5.1(m) shall not be deemed an Unsolicited Acquisition Proposal.

        (d)   Colombo shall promptly, and in any event no more than 24 hours after receipt and prior to engaging in communications with the party making the Unsolicited Acquisition Proposal, advise FVCB and FVCbank of, and communicate to FVCB and FVCbank the terms of, and provide FVCB and FVCbank with a copy of, any such Acquisition Proposal or inquiry with respect to an Acquisition Proposal addressed to Colombo, or of which Colombo or its executive officers, directors, employees, agents or representatives has actual knowledge. Colombo's Board of Directors shall use its best efforts to cause its officers, directors, employees, agents and representatives to comply with the requirements of this Section and Section 5.1(m).

        6.12.    Prohibited Purchases or Sales.     Neither FVCB, Colombo or any of their respective subsidiaries, nor any director or executive officer of any of the foregoing, shall purchase or sell on the OTCQX or NASDAQ, or submit a bid to purchase or an offer to sell on the OTCQX or NASDAQ, directly or indirectly, any shares of FVCB Common Stock or any options, warrants, rights or other securities convertible into or exchangeable for shares of FVCB Common Stock during the Price Determination Period; provided that the foregoing restriction shall not be applicable to (i) purchases or sales of FVCB Common Stock held by FVCB or any subsidiary of FVCB in trust, managed, custodial or nominee accounts and the like, or held by mutual funds, (ii) shares acquired in respect of debts previously contracted, (iii) purchases or sales of FVCB Common Stock to satisfy tax withholding obligations or for purposes of paying the exercise price in respect of grants, exercises or vesting of equity based compensation.

        6.13.    FVCB Board of Directors.     FVCB agrees that, subject to the fiduciary duties of the board of directors and any applicable eligibility requirements set forth in FVCB's articles of incorporation or bylaws, it shall nominate Morton A. Bender for election to the board of directors of FVCB by the shareholders of FVCB at the first annual meeting of shareholders held after the Closing, for an additional one year term extending until the second annual meeting of shareholders after the Closing and until his successor shall have been elected and qualified.

        6.14.    Disclosure.     The Colombo Disclosure Schedule and the FVCB Disclosure Schedule called for by this Agreement shall be updated as of the Closing Date for comparative and information purposes. Disclosure of an item for the first time on such updated schedules shall not be considered in determining the truth or accuracy of any representation or warranty.

        6.15.    Additional Actions.     If, at any time after the Effective Time, FVCB or FVCbank shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in FVCB or FVCbank its right, title or interest in, to or under any of the rights, properties or assets of Colombo, or (b) otherwise carry out the purposes of this Agreement, Colombo and its officers and directors shall be deemed to have granted to FVCB and FVCbank an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in FVCB or FVCbank or Colombo its right, title or interest in, to or under any of the rights, properties or assets of Colombo or (ii) otherwise carry out the purposes of this Agreement, and the officers and directors of FVCB or FVCbank or Colombo are authorized in the name of Colombo or otherwise to take any and all such action.

ARTICLE VII
CONDITIONS

        7.1.    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of each of the following conditions:

          (a)    Colombo Shareholder Approval.    The Merger, the Agreement and the Plan of Merger shall have been approved by the requisite vote of the shareholders of Colombo.

          (b)    Regulatory Approvals.    FVCB and FVCbank shall have received approval of the Merger contemplated by this Agreement from the Federal Reserve, the SCC, the SDAT and any other federal or state regulatory agencies whose approval is required for consummation of such transactions, and all notice and waiting periods after the granting of any such approval shall have expired.

          (c)    Merger Registration Statement.    The Merger Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn. FVCB and FVCbank shall have received all necessary registrations, qualifications or approvals under the securities laws of any state in which holders of Colombo Common Stock shall reside, or there shall be available appropriate exemptions from such registration, qualification or approval.

          (d)    No Injunction.    No injunction, restraining order, stop order or other order or action of any federal or state court or agency in the United States which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby, shall be in effect, and no action, suit or other proceeding seeking such shall have been instituted or threatened, and no statute, rule or regulation shall have been enacted, issued or promulgated, by any state or federal government or government agency, which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby.

          (e)    Litigation.    At the Effective Time, there shall not be pending or to the knowledge of Colombo, FVCB or FVCbank, threatened against Colombo, FVCB or FVCbank or the officers, directors or employees thereof in their capacity as such, any suit, action or proceeding (including antitrust actions) which, if successful, would, in the reasonable judgment of FVCB and FVCbank, have a material adverse effect on the financial condition, operations, business or prospects of Colombo or the Successor Institution.

          (f)    Capital Raise.    FVCB shall have received at least $10 million in gross proceeds from the sale of shares of FVCB Common Stock, or in its discretion borrowing transactions or the sale of FVCB preferred stock , pursuant to the Offering Materials.

        7.2.    Conditions to Obligation of FVCB and FVCbank to Effect the Merger.     The obligation of each of FVCB and FVCbank to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (a)    Representations and Warranties; Corporate Proceedings.    Each representation and warranty of Colombo set forth in Article IV hereof shall be true and correct in all material respects (except those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) as of the date of this Agreement and as of the Effective Time (other than those limited to a specified date, which shall speak only as to such date), and each of FVCB and FVCbank shall have received a certificate of the President of Colombo to that effect. All action required to have been taken by, or on the part of, Colombo to authorize the execution, delivery and performance of this Agreement and the Merger, respectively, shall have been duly and validly taken, and each of FVCB and FVCbank shall have received certified copies of the resolutions evidencing such authorizations.

          (b)    Performance of Obligations.    Colombo shall have in all material respects performed all obligations required to be performed by it under this Agreement prior to the Effective Time, and each of FVCB and FVCbank shall have received a certificate of the President of Colombo to that effect.

          (c)    Permits, Authorizations, Etc.    Colombo shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required to be obtained by them for the lawful consummation of the Merger in accordance with applicable law and without violation of any Material Contract.

          (d)    No Material Adverse Change.    There shall not have been, since the date hereof, any material adverse change in the business, operation, assets, liabilities, financial condition or results of operations of Colombo.

          (e)    Regulatory Approvals.    FVCB and FVCbank shall have received approval of the Merger contemplated by this Agreement from the Federal Reserve, the SCC, the SDAT and any other federal or state regulatory agencies whose approval is required for consummation of such transaction, without the imposition of any condition or conditions that, in the good faith reasonable judgment of FVCbank, would have a material adverse effect on the value of the Merger to FVCB and FVCbank (excluding conditions that are ordinarily imposed in connection with transactions of the type contemplated by this Agreement), and all notice and waiting periods after the granting of any such approval shall have expired. Not in limitation of the foregoing, none of FVCB and FVCbank shall, as a condition to the approval or consummation of the Merger, be required to enter into, approve, adopt, agree, consent or subject itself to any order, decree, written agreement, memorandum of understanding, individual capital requirement, or similar arrangement with, or a commitment letter, supervisory letter or similar submission or application to, or extraordinary supervisory letter or action of any kind whatsoever, by or with any regulatory agency.

          (f)    Support Agreement.    Each of the Directors of Colombo shall have, concurrently with the execution of this Agreement, entered into a Support Agreement in substantially the form attached hereto as Exhibit B.

          (g)    Tax Opinion.    There shall have been delivered to FVCB and FVCbank an opinion of Miles & Stockbridge LLP, in form and substance reasonably acceptable to FVCB and FVCbank, dated as of the Closing Date, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such letter, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

          (h)    Brokers and Finders Fees.    Colombo shall have paid in full, at or prior to Closing, all amounts owing in respect of the payments contemplated in Section 4.29 hereof.

          (i)    Third Party Consents and Agreements.    Colombo shall have obtained all third party consents under any material agreement, contract, note, license, permit or other document by which Colombo is bound or to which any of its properties is subject required for the consummation of the transactions contemplated hereby, except such consents which, individually or in the aggregate do not result in a material adverse effect on the business, operations, assets, financial condition, assets or results of operations of Colombo. Colombo shall have obtained the consent of the landlord under each real property lease described in Section 4.10 of the Colombo Disclosure Schedule to the succession of FVCbank thereunder.

          (j)    Loan Repurchases.    Except as hereinafter provided, Colombo shall not have been required to, or have agreed to buy back or repurchase any Colombo Sold Loan, or to make any payment in respect of any Colombo Sold Loan, or to reimburse, indemnify, or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, any person in respect of a Colombo Sold Loan. Any buyback or repurchase or other payment in respect of any Colombo Sold Loan, and any agreement to reimburse, indemnify, or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, any person in respect of a Colombo Sold Loan, with respect to not more than five Colombo Sold Loans, or Colombo Sold Loans having an aggregate principal balance of not more than $1,500,000, shall not cause this condition to not be satisfied. For purposes of clarity, it is understood that any Colombo Sold Loan which is put back or returned due to any compliance, RESPA or underwriting issues which are corrected on a timely basis by Colombo, and which permit Colombo to redeliver the loan to the purchaser or to sell the loan to another investor at no loss shall not be deemed a buyback or repurchase for purposes of this Agreement.

          (k)    Dissenters.    Holders of not more than 2.0% of the outstanding Colombo Common Stock shall have validly exercised and perfected their rights to appraisal under the Dissenters' Rights Statues.

          (l)    Nasdaq Listing.    FVCB shall have received approval for the listing of the FVCB Common Stock on Nasdaq.

        7.3    Conditions to Obligation of Colombo to Effect the Merger.     The obligation of Colombo to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (a)    Representations and Warranties; Corporate Proceedings.    Each representation and warranty of FVCB and FVCbank set forth in Article III hereof shall be true and correct in all material respects (except those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (other than those limited to a specified date, which shall speak only as to such date), and Colombo shall have received a certificate of the Chief Executive Officer of each of FVCB and FVCbank to that effect. All corporate action required to have been taken by, or on the part of, FVCB or FVCbank to authorize the execution, delivery and performance of this Agreement and the Merger, respectively, shall have been duly and validly taken, and Colombo shall have received certified copies of the resolutions evidencing such authorizations.

          (b)    Performance of Obligations.    Each of FVCB and FVCbank shall have in all material respects performed all obligations required to be performed by it under this Agreement prior to the Effective Time, and Colombo shall have received a certificate of the Chief Executive Officer of each of FVCB and FVCbank to that effect.

          (c)    Permits, Authorizations, Etc.    Each of FVCB and FVCbank shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required to be obtained by it for the lawful consummation of the Merger in accordance with applicable law.

          (d)    No Material Adverse Change.    There shall not have been, since the date hereof, any material adverse change in the business, operation, assets, liabilities, financial condition or results of operations of FVCB or FVCbank.

          (e)    Tax Opinion.    There shall have been delivered to Colombo an opinion of Silver, Freedman, Taff & Tiernan LLP, in form and substance reasonably acceptable to Colombo, dated as of the Closing Date, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such letter, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

          (f)    Merger Consideration.    FVCB shall have deposited with the Exchange Agent, or authorized and directed the Exchange Agent to issue, the Merger Consideration to be paid to holders of Colombo Common Stock in accordance with the provisions of Article II hereof.

          (g)    Nasdaq Listing.    The shares of FVCB Common Stock to be issued to shareholders of Colombo as a portion of the Merger Consideration shall have been approved for listing on Nasdaq.

          (h)    Board Appointments.    FVCB and FVCbank shall have taken all necessary actions, and received all necessary regulatory approvals, to appoint Morton A. Bender to the Board of Directors as of the Effective Time.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

        8.1    Termination.     This Agreement may be terminated at any time prior to the Effective Time:

        (a)   by mutual consent of all parties hereto;

        (b)   by either FVCB or Colombo, at any time after February 28, 2019, if the Merger shall not theretofore have been consummated, unless: (i) the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants or agreements of such party set forth herein; or (ii) the date reflected in this Section 8.1(b) shall be extended in writing by all of the parties hereto, provided, however that if Colombo engages in communications in violation of Section 5.1(m) at any time after the date hereof, Colombo shall not be entitled to terminate this Agreement pursuant to provisions of Section 8.1(b);

        (c)   (i) by Colombo, in the event of the material breach by FVCB or FVCbank of any representation, warranty, covenant or agreement contained herein if such breach has not been, or cannot be, cured within 30 days of delivery of written notice of breach, or (ii) by FVCB, in the event of the material breach by Colombo of any representation, warranty, covenant or agreement contained herein if such breach has not been, or cannot be, cured within of 30 days of delivery of written notice of breach, provided that no cure period shall be available for a breach involving the provisions of Section 5.1(m);

        (d)   by either Colombo or FVCbank if any governmental or regulatory approval required for consummation of the Merger and the transactions contemplated hereby shall have been denied by final, non-appealable order, or any such denial shall not have been appealed within the time available for such appeal;

        (e)   by either Colombo or FVCB, in the event that any of the conditions precedent to the obligation of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in 8.1(b) of this Agreement, provided that the terminating party(ies) shall not be in material breach of a representation, warranty or covenant of this Agreement at the time of termination pursuant to this Section 8.1(e);

        (f)    by either Colombo or FVCB, in the event that the Merger, the Agreement and the Plan of Merger are not approved by the requisite vote of the shareholders of Colombo at the Colombo Shareholder Meeting;

        (g)   by either Colombo or FVCB, in accordance with the provisions of Section 6.11(b); or

        (h)   by FVCB or Colombo if the condition precedent in Section 7.1(f) to the parties' obligation to consummate the Merger is not satisfied, or cannot be satisfied prior to the date set forth in Section 8.1(b).

        8.2.    Effect of Termination.     (a) In the event of termination of this Agreement by either Colombo or FVCB as provided in Section 8.1 above or by FVCB and FVCbank as provided in Section 8.1(h) above, this Agreement shall forthwith become void and there shall be no liability on the part of any of Colombo, FVCB or FVCbank or their respective officers or directors, except that: (i) the provisions of this Section 8.2, the provisions regarding the confidentiality and return or destruction of documents of Section 6.1, and the provisions of Section 6.5 shall survive any such termination and abandonment; and (ii) a termination pursuant to Section 8.1 shall not relieve the breaching party from liability or action being taken in law or in equity by the non breaching party for any fraud, for any willful misconduct or breach of a material provision of this Agreement giving rise to such termination.

        (b)   Notwithstanding anything to the contrary contained herein, in the event of termination of this Agreement (i) automatically or by either Colombo or FVCB pursuant to Section 8.1(g); (ii) by either Colombo or FVCB pursuant to Section 8.1(f) if prior to such termination Colombo (1) violates Section 5.1(m) or (2) receives an Unsolicited Acquisition Proposal which shall have been publicly disclosed to shareholders of Colombo or of which shareholders of Colombo shall have been advised; (iii) by FVCB pursuant to Section 8.1(b), if prior to such termination Colombo (1) receives an Unsolicited Acquisition Proposal, which shall not have been rejected within three business days of receipt (or the Communications end Date if earlier); or (2) violated Section 5.1(m); (iv) by FVCB pursuant to Section 8.1(c), if prior to such termination (1) Colombo shall have willfully breached any representation, warranty, covenant or agreement contained herein and (2) Colombo shall have (A) prior to such breach received an Unsolicited Acquisition Proposal or (B) violated Section 5.1(m), then Colombo shall, within 3 business days of such termination pay to FVCB, by wire transfer of immediately available funds, the sum of $1,600,000.

        (c)   Colombo agrees that they shall cause the acquiror in respect of any Acquisition Proposal to expressly assume the obligation of Colombo to make such payment to the extent such payment obligation has not been previously satisfied. Notwithstanding anything to the contrary contained herein, the obligations of Colombo to make such payments and to cause such assumption shall survive the termination of this Agreement and shall be binding upon Colombo and any successor or assign of Colombo, whether by merger, consolidation, share purchase or exchange, asset purchase, or otherwise.

        (d)   FVCB, FVCbank and Colombo acknowledge that the business and assets of Colombo, and the combination of FVCbank and Colombo, are unique and that, if the parties fail to consummate the transactions contemplated by this Agreement, the parties may have no adequate remedy at law. FVCB, FVCbank and Colombo shall be entitled, in addition to the rights provided by this Section 8.2 and its other remedies at law, to specific performance of this Agreement if either Colombo, FVCB or FVCbank shall, without cause, refuse to consummate the transactions contemplated by this Agreement.

        (e)   In the event of termination of this Agreement by FVCB or pursuant to Section 7.1(f), FVCB shall pay to Colombo, within 3 business days of such termination by wire transfer of immediately available funds, an amount equal to $600,000.

        (f)    FVCB, FVCbank and Colombo acknowledge and agree that the agreements contained in Section 6.11(b), Section 8.2(b) and Section 8.2(e) are integral parts of the transactions contemplated by this Agreement, that without such agreements the parties would not have entered into this Agreement and that such amounts do not constitute a penalty. If FVCB or Colombo (or any successor thereto) fails to pay the other party (or any successor thereto) the amounts due under such sections within the time periods specified therein, such breaching party (and any successor thereto) shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the other party (or any successor thereto) in connection with any action in which the it prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the maximum interest rate payable on judgments pursuant to applicable Virginia law, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

        8.3.    Amendment.     This Agreement may be amended by the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of the Merger by the shareholders of Colombo; provided, however, that after such approvals no such amendment shall reduce the value of or change the form of the consideration to be delivered to each of Colombo's shareholders as contemplated by the Agreement, unless such amendment is subject to the obtaining of the approval of the amendment by the shareholders of Colombo and such approval is obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which expressly states its intention to amend this Agreement.

        8.4.    Waiver.     At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

ARTICLE IX

GENERAL PROVISIONS

        9.1    Investigation; Survival of Agreements.     No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation. Except for those covenants and agreements expressly to be carried out after the Effective Time, the agreements, representations, warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Effective Time.

        9.2    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed to have been duly received: (i) on the date given if delivered personally prior to 5:00 PM on a business day; (ii) on the date received if sent by commercial overnight delivery service; (iii) on the fifth calendar day after depositing in the mail, if mailed by United States registered or certified mail (return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice). Facsimile or email transmission of notices may be sent as courtesy or informational copies, but shall not constitute the giving of notice.

(a)	If to FVCB or FVCbank:
David W. Pijor, Chief Executive Officer FVCBankcorp, Inc. 11325 Random Hills Road Fairfax, VA 22030 Fax: 703-436-3825 E-mail: dpijor@fvcbank.com
Copy to:
Noel M. Gruber, Esq. Buckley Sandler LLP 1250 24th Street, 7th Floor Washington, DC 20037 Fax: (202) 349-8080 E-Mail: ngruber@buckleysandler.com
(b)	if to Colombo :
Gilbert F. Kennedy, III, President Colombo Bank 1600 Gude Drive Rockville, Maryland 20850 Fax: 240-248-2265 E-mail: gkennedy@colombobank.com

Copy to:
Beth A. Freedman, P.C. Silver Freedman Taff & Tiernan, LLP 3299 K Street, NW Washington, DC 20007 Fax: 202-337-5502 E-mail: Beth@sfttlaw.com

        9.3    Material Adverse Change.     The term "material adverse change" or "material adverse effect" or words of similar import, shall means, with respect to any party, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, developments or occurrences, that (a) has had or would reasonably be expected to result in a material adverse effect on the financial condition, results of operations or business of such party and its subsidiaries taken as a whole, provided, however, that such terms shall not be deemed to include facts, circumstances, events, changes, effects, developments and/or occurrences arising out of, relating to or resulting from: (i) changes, after the date hereof, in laws of general applicability or interpretations thereof by courts or governmental authorities but only to the extent the effect on such person and its subsidiaries, taken as a whole, is not materially worse than the effect on similarly situated banks and their holding companies; (ii) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting principles generally applicable to banks but only to the extent the effect on such person and its subsidiaries, is not materially worse than the effect on similarly situated banks; (iii) changes in global, national or regional political or social conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its subsidiaries operate but only to the extent the effect on such person and its subsidiaries, is not materially worse than the effect on similarly situated banks, (iv) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price or trading volume of a party's common stock, in and of itself, but not including any underlying causes thereof unless separately excluded hereunder, (v) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (vi) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party's relationships with its customers or employees) or actions or omissions taken with the prior written consent of the other party hereto or expressly required by this Agreement, or (vii) reasonable expenses incurred by either party in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; or (b) prevents or materially impairs the ability of such party to timely consummate the transactions contemplated hereby.

        9.4    "Knowledge" and "Belief."     The term "knowledge" or "belief," as used with respect to a party shall mean the actual knowledge of the executive officers and directors of such Party and that knowledge that any executive officer or director of the party would have obtained upon a reasonable examination of the books, records and accounts of such party.

        9.5.    Severability.     Except to the extent that application of this Section 9.5 hereof would have a material adverse effect on FVCB, FVCbank or Colombo, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

        9.6.    Headings.     The headings of the Articles and Sections of this Agreement are for convenience of reference only and shall not be deemed to be a part of this Agreement. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

        9.7.    Attorneys' Fees.     In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other remedy.

        9.8.    Schedules and Exhibits.     All schedules and exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement. The parties acknowledge and agree that the inclusion of an item in a Disclosure Schedule as an exception to a representation shall not be deemed an admission by a party that such item was required to be disclosed therein.

        9.9.    Miscellaneous.     This Agreement (including schedules, exhibits, documents and instruments referred to herein)

        (a)   together with all disclosure letters, schedules, exhibits, documents and instruments attached hereto or required to be delivered herewith, or at or prior to Closing, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof;

        (b)   is not intended to confer upon any person not a party hereto any rights or remedies hereunder, other than with respect to the provisions of Section 6.10 which shall inure to the benefit of the directors, officers and employees of Colombo referred to therein and their respective heirs and personal representatives, who are intended to be third-party beneficiaries thereof;

        (c)   shall not be assigned by operation of law or otherwise;

        (d)   shall be governed in all respects by the laws of the Commonwealth of Virginia without regard to the choice of laws provisions thereof; and

        (e)   may be executed in two or more counterparts which together shall constitute a single agreement.

[Signatures appear on following page]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be affixed hereto, all as of the date first written above.

ATTEST: [SEAL]		FVCBANKCORP, INC.
/s/ PATRICIA A. FERRICK		By:	/s/ DAVID W. PIJOR
Name:	Patricia A. Ferrick		David W. Pijor
Title:	Secretary		Chairman and Chief Executive Officer
ATTEST: [SEAL]		FVCBANK
/s/ PATRICIA A. FERRICK		By:	/s/ DAVID W. PIJOR
Name:	Patricia A. Ferrick		David W. Pijor
Title:	Secretary		Chairman and Chief Executive Officer

ATTEST: [SEAL]		COLOMBO BANK
/s/ PAMELA G. WILSON		By:	/s/ GILBERT F. KENNEDY III
Name:	Pamela G. Wilson		Name:	Gilbert F. Kennedy III
Title:	Corporate Secretary		Title:	President and Chief Executive Officer

Signature page to Merger Agreement

EXHIBIT A

Form of Plan of Merger

PLAN OF MERGER

merging

COLOMBO BANK
a Maryland chartered commercial bank

with and into

FVCBANK
a Virginia chartered commercial bank

        1.    Merger.     Colombo Bank ("Colombo"), a Maryland chartered commercial bank, shall upon the Effective Time (as defined in Section 2 below) be merged (the "Merger") with and into FVCbank ("FVCbank"), a commercial bank organized under the laws of the Commonwealth of Virginia, in accordance with the applicable provisions of the Virginia Stock Corporation Act (the "VSCA") and Title 6.2 of the Code of Virginia, and the Agreement and Plan of Merger by and between FVCbankcorp, Inc., the sole shareholder of FVCbank, ("FVCB"), FVCbank and Colombo dated May 3, 2018 (the "Merger Agreement"). As a result of the Merger, the separate corporate existence of Colombo shall cease and FVCbank shall continue as the surviving corporation (the "Successor Institution") following the Merger. The corporate existence of FVCbank, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected and unimpaired by the Merger.

        2.    Effective Time; Effects of the Merger.

        a.     The Merger shall, in accordance with and subject to the provisions of the Merger Agreement become effective at the later of (i) the filing of Articles of Merger with the Virginia State Corporation Commission (the "SCC") in accordance with the provisions of Section 13.1-720 of the Virginia Stock Corporation Act; (ii) the filing of the appropriate articles of merger with the Maryland State Department of Assessments and Taxation ("SDAT"); and (iii) the time set forth in such Articles of Merger; such time referred to herein as the "Effective Time."

        b.     At the Effective Time, the Merger shall have the effects set forth in Section 13.1-721 of the VSCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time the separate corporate existence of Colombo shall cease and FVCbank as the Successor Institution shall succeed to and possess all of the properties, rights, powers, privileges, franchises, patents, trademarks, licenses, registrations, and other assets of every kind and description of Colombo, and shall be subject to, and responsible for, all debts, liabilities and obligations of Colombo, all without further act or deed, in accordance with the applicable provisions of the VSCA.

        c.     The Successor Institution shall continue to operate under the name "FVCbank."

        3.    Articles of Incorporation.     The Articles of Incorporation of FVCbank in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Successor Institution, until the same shall thereafter be changed or amended in accordance with the provisions of the laws of the Commonwealth of Virginia.

        4.    Bylaws.     The Bylaws of FVCbank in effect immediately prior to the Effective Time shall be the Bylaws of the Successor Institution, until the same shall thereafter be changed or amended in accordance with the provisions of the laws of the Commonwealth of Virginia.

        5.    Board of Directors.     The Board of Directors of FVCbank serving immediately prior to the Effective Time, together with Morton A. Bender, shall serve as the Board of Directors of the Successor Institution until their successors are duly elected and qualified.

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        6.    Officers.     The officers of FVCbank serving immediately prior to the Effective Time shall serve as the officers of FVCbank as the Successor Institution until their successors are duly appointed by the Board of Directors.

        7.    Authorized Capital Stock of FVCbank.     The authorized capital stock of FVCbank, as the Successor Institution, shall be ten million (10,000,000) shares of common stock, $5.00 par value ("FVCbank Common Stock") and one million (1,000,000) shares of preferred stock, $5.00 par value.

        8.    Manner and Basis of Converting Securities.     At the Effective Time, by virtue of the Merger and without any action on the part of Colombo, FVCB, FVCbank, or any holder of any shares of capital stock of Colombo, FVCB or FVCbank:

          (a)    Colombo Common Stock.    Each share of common stock, $0.01 par value per share, of Colombo ("Colombo Common Stock") (excluding shares of Colombo Common Stock held by Colombo (other than in a fiduciary capacity) or by FVCB or FVCbank (other than in a fiduciary capacity) and Dissenting Shares (as hereinafter defined)), shall automatically, and without further action, be converted into, cancelled, and exchangeable for the right to receive a combination of: (i) the number of shares, rounded to six decimal places (the "Conversion Ratio"), of FVCB common stock $0.01 par value per share (the "FVCB Common Stock"), determined by dividing $0.043492 by the average of the closing price per share of FVCB Common Stock for the five trading days ending on and including the second trading day immediately prior to the Closing Date (the "Price Determination Period") as reported on the OTCQX market, or if the FVCB Common Stock is listed for trading on the Nasdaq Stock Market LLC ("Nasdaq") on Nasdaq (the "Average Closing Price") (the "Stock Consideration"), and (ii) cash in an amount equal to $0.053157 per share of Colombo Common Stock (the "Cash Consideration"); provided, however, that any beneficial owner of Colombo Common Stock that would be entitled to receive fewer than 100 shares of FVCB Common Stock ("Odd Lot Holders"), shall, subject to the procedures hereinafter provided, be entitled to elect to receive only cash in exchange for such beneficial owner's Colombo Common Stock, in an amount equal to $0.096649 per share of Colombo Common Stock (the All Cash Consideration"). The Stock Consideration, the Cash Consideration and the All Cash Consideration, together with cash in lieu of fractional shares as provided in Section 2.1(b), are referred to herein collectively as the "Merger Consideration."

          (b)    No Fractional Shares.    No fractional shares of FVCbank Common Stock will be issued in connection with the exchange contemplated by the Merger, and holders of Colombo Common Stock entitled to fractional shares shall be paid cash in lieu of such fractional shares, without interest, based on the Average Closing Price, with any fraction of a cent being rounded to the nearest cent (with one-half cent being rounded upward).

          (c)    Adjustment for Changes in FVCB Common Stock.    The Conversion Ratio shall be proportionately adjusted in the event that the FVCB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares of FVCB Common Stock or any securities through a reorganization, reclassification, stock dividend, stock split, combination or subdivision or other like changes of the FVCB Common Stock the record date for which is after the date hereof but prior to the Effective Time. For the sake of clarity, no adjustment pursuant to this section shall be made as a result of any issuance for consideration approved by the Board of Directors of FVCB of shares of FVCB Common Stock, or the issuance of shares under any FVCB Stock Plan (as hereinafter defined).

          (d)    Colombo Common Stock Held by Parties.    All shares of Colombo Common Stock held by Colombo (other than in a fiduciary capacity), or by FVCB or FVCbank (other than in a fiduciary capacity), shall be cancelled and shall not be converted as provided in Section 8(a). Any such shares held by Colombo shall not be considered outstanding.

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          (e)    FVCB Common Stock.    Each share of FVCB Common Stock outstanding immediately prior to the Effective Time shall be unchanged, and shall continue to represent an issued and outstanding share of FVCB Common Stock.

        9.    Election, Exchange Procedures.

        (a)   FVCB shall appoint its transfer agent or, with the written consent of Colombo, which shall not be unreasonably withheld, another agent independent of and unaffiliated with FVCbank or Colombo. as exchange agent (the "Exchange Agent") for the purpose of exchanging certificates representing Colombo Common Stock for the Merger Consideration, and to receive elections, if any, by Odd Lot Holders to receive All Cash Consideration. At or prior to the Effective Time, FVCB shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Colombo Common Stock, for exchange in accordance with this Section 9, or shall duly authorize and direct issuance by the Exchange Agent of: (i) certificates representing the shares of FVCB Common Stock, or evidences of uncertificated shares of FVCB Common Stock, that constitute the Stock Consideration; and (ii) an amount of cash necessary to satisfy the Cash Consideration, the All Cash Consideration and cash in lieu portion of the Merger Consideration.

        (b)   As promptly as practicable, but in no event less more than 7 business days, after the mailing of the Proxy Statement, FVCB shall cause the Exchange Agent to send an election form (the Election Form"), in such form as FVCB and Colombo may agree, to each beneficial owner of Colombo Common Stock. The Election Form shall provide each such shareholder the opportunity to elect to receive the All Cash Consideration in the event that they are an Odd Lot Holder. Odd Lot Holders who make no election by the date of the Colombo Shareholder Meeting shall be deemed to have rejected the opportunity to elect the All Cash Consideration. Elections by holders of Colombo Common Stock who shall be determined not be Odd Lot Holders based upon the Conversion Ratio shall be of no force or effect.

        (c)   As promptly as practicable, but in no event more than 7 business days, after the Effective Time, FVCB shall cause the Exchange Agent to send to each holder of record of Colombo Common Stock immediately prior to the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates to the Exchange Agent) for use in the exchange of such shares of Colombo Common Stock for the Merger Consideration. As promptly as possible after receipt of the letter of transmittal, each former shareholder of Colombo shall surrender his or her certificates to the Exchange Agent; provided, that if any former shareholder of Colombo shall be unable to surrender his or her Colombo Common Stock certificates due to loss or mutilation thereof, he or she may make a constructive surrender by following the procedures customarily followed in the replacement of lost or mutilated certificates, including the posting of appropriate bond. Upon actual or constructive surrender of Colombo Common Stock certificates from a former Colombo shareholder, the Exchange Agent shall issue such shareholder, in exchange therefore, one or more certificates representing the number of whole shares of FVCB Common Stock into which such holder's shares of Colombo Common Stock have been converted, or at the election of FVCB, a statement reflecting the issuance of uncertificated shares, together with a check in the amount of the Cash Consideration or All Cash Consideration and any cash in lieu of fractional shares of FVCB Common Stock. In the event of a dispute with respect to ownership of stock represented by any certificate, FVCB and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

        (d)   FVCB shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms and letters of transmittal.

        (e)   All Colombo Common Stock certificates must be surrendered to the Exchange Agent within six months of the Effective Time. Any former shareholder of Colombo that shall not have properly

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surrendered his or her certificates within such period, shall thereafter look only to FVCB for the Merger Consideration deliverable in respect of such holders shares of Colombo Common Stock such stockholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed on or before the day prior to the date on which such cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, Buyer and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto. the shares of FVCB Common Stock that would otherwise have been issued to such shareholder may, at the option of FVCB, be sold and the net proceeds of such sale, together with the amount of cash into which any of such holder's shares of Colombo Common Stock have been converted plus any cash in respect of fractional shares and any previously accrued dividends, shall be held by FVCB for such shareholder's benefit in a non-interest bearing deposit account at FVCB or another depository institution, the deposits of which are insured by the Federal Deposit Insurance Corporation (the "FDIC"), chosen by FVCB in its discretion, and the sole right of such shareholder shall be the right to receive any certificates for FVCB Common Stock which have not been so sold, and to collect cash in such account, without interest. Subject to all applicable laws of escheat, such amounts shall be paid to such former shareholder of Colombo, without interest, upon proper surrender of his or her Common Stock certificates.

        (f)    FVCB (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Colombo Common Stock such amounts as FVCB or the Exchange Agent are required to deduct and withhold under applicable law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Colombo Common Stock in respect of which such deduction and withholding was made by FVCB or the Exchange Agent.

        (g)   All dollar amounts payable to any shareholder as a result of the payment of cash in lieu of fractional shares pursuant to Section 8(b) will be rounded to the nearest cent (with one-half cent being rounded upward), based on the aggregate amount payable for all shares registered in such shareholder's name.

        (h)   Following the Effective Time, certificates which formerly represented shares of Colombo Common Stock shall be deemed for all purposes to represent the number of whole shares of FVCB Common Stock into which they have been converted, except that until exchanged in accordance with the provisions of this Section 9, the holders of such shares shall not be entitled to receive dividends or other distributions or payments in respect of FVCB Common Stock.

        (i)    Notwithstanding anything to the contrary contained in this Agreement, each share of Colombo Common Stock which is issued and outstanding immediately prior to the Effective Time and which is owned by a holder who (i) shall have voted such shares against the Merger, and (ii) pursuant to Maryland Code Annotated, Fin. Inst. Section 3-718 et seq. (the "Dissenters' Rights Statutes"), duly and validly exercises and perfects his, her or its appraisal rights with respect to such shares of Colombo Common Stock (the "Dissenting Shares"), shall not be converted into the right to receive the Merger

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Consideration, but, instead, the holder thereof, with respect to such Dissenting Shares, shall be entitled to payment in cash from FVCB of the appraised value of the Dissenting Shares in accordance with the provisions of the Dissenters' Rights Statutes. If any such holder shall have failed to duly and validly exercise or perfect or shall have effectively withdrawn or lost such appraisal rights, each share of Colombo Common Stock of such holder as to which appraisal rights were not duly and validly exercised or perfected, or were effectively withdrawn or lost, shall not be deemed a Dissenting Share and shall automatically be converted into and shall thereafter be exchangeable only for the right to receive the Merger Consideration as provided in this Agreement. Colombo will provide FVCB and FVCbank (a) prompt notice of any written demands received by Colombo for appraisal of shares of Colombo Common Stock, attempted withdrawals of such demands and any other instruments served on and received by Colombo pursuant to Dissenters' Rights Statutes, and (b) the opportunity to participate in and direct all negotiations and proceedings with respect to any demands for appraisal under Dissenters' Rights Statutes. The Colombo shall not, except with the prior written consent of FVCB and FVCbank, make any payment with respect to any demands for appraisal, settle or offer to settle any such demands, or approve any withdrawal of any such demands.

        10.    Banking Operations of the Successor Institution.

        (a)   At the Effective Time, deposit accounts of Colombo shall be converted into deposit accounts at FVCbank as the Successor Institution having, as of the Effective Time, the same deposit balances.

        (b)   FVCbank, as the Successor Institution, shall have its principal banking office at 11325 Random Hills Road, Fairfax, VA 22030

        11.    Amendment.     Subject to the terms of the Merger Agreement, this Plan of Merger may be amended by the Boards of Directors of FVCbank and Colombo at any time prior to the Effective Time.

        12.    Automatic Termination.     In the event that the Merger Agreement is terminated and the merger of Colombo with and into FVCbank contemplated thereby is terminated, abandoned or otherwise cancelled, then this Plan of Merger shall be withdrawn and terminated; provided, however, that any such termination of this Plan of Merger shall not relieve any party hereto from liability on account of a breach by such party of any of the terms hereof or thereof.

        13.    Abandonment.     At any time prior to the Effective Time, the Merger may be abandoned, subject to regulatory approval and to the terms of the Merger Agreement, without further shareholder action in the manner determined by the Boards of Directors of FVCbank and Colombo. Written notice of such abandonment shall be filed with the SCC prior to the Effective Time.

        14.    Conditions Precedent.     The respective obligations of each party under this Plan of Merger shall be subject to the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in Article VII of the Merger Agreement.

        15.    Successors.     This Plan of Merger shall be binding on the successors of FVCbank and Colombo.

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        IN WITNESS WHEREOF, each of FVCbank and Colombo have caused this Plan of Merger to be executed by their duly authorized officers and their corporate seals to be hereunto affixed as of the 3rd day of May, 2018.

FVCBANK
Attest:
By:
Name:	Patricia A. Ferrick		David W. Pijor
	Secretary		Chairman and Chief Executive Officer

COLOMBO BANK
Attest:
By:
Name:	Pamela G. Wilson		Name:	Gilbert F. Kennedy III
Title:	Corporate Secretary		Title:	President and Chief Executive Officer Name

[Signature page to Plan of Merger]

Annex B

Fairness Opinion of R.P. Financial LC

  May 3, 2018

Board of Directors
Colombo Bank
1600 East Gude Drive
Rockville, MD 20850

Members of the Board:

        You have requested RP® Financial, LC. ("RP Financial") to provide the Board of Directors of Colombo Bank ("Colombo" or the "Company") with a written opinion (the "Opinion") regarding the fairness of the Merger Consideration from a financial point of view, to be paid to certain common stockholders of Colombo that currently hold an aggregate minority ownership position of approximately 0.37% of the outstanding common shares of the Company (the "Minority Shareholders"). Our Opinion is being delivered to the Company for the benefit of the Minority Shareholders in connection with the Agreement and Plan of Merger (the "Agreement"), dated May 3, 2018, by and among FVCBankcorp, Inc. ("FVCB"), a corporation organized and existing under the laws of the Commonwealth of Virginia ("the Purchaser"), FVbank, a Virginia chartered commercial bank and the wholly owned subsidiary of FVCB ("FVCbank"), and Colombo Bank ("Colombo"), a commercial bank organized and existing under the laws of the State of Maryland.

        Unless otherwise defined herein, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement.

        As detailed in the Agreement, Colombo shall be merged with and into FVCbank (the "Merger") and FVCbank shall become the surviving institution (the "Successor Institution"), in accordance with the Agreement and the applicable provisions of Title 6.2 of the Code of Virginia (the "VFIC"), the Virginia Stock Corporation Act (the "VSCA"), the Maryland General Corporation Law (the "MGCL") and the Financial Institutions Article of the Maryland Code (the "MFIC").

        This Opinion expressly excludes from the definition of Minority Shareholders Morton A. Bender and his family members identified in a certificate identifying such shareholders provided to us by the Bank as of the date hereof (the "Bender Family"). The Bender Family, together with any associated trusts or other ownership vehicles that hold such Colombo shares for the benefit of the Bender Family, and any third party assignee or transferee of such securities through testamentary bequest, gift, purchase or otherwise, shall be deemed controlling shareholders for purposes of this Opinion with respect to their collective ownership interests in the Bank (the "Controlling Shareholder Group"). The Controlling Shareholder Group will not be entitled to reply upon this Opinion.

Summary Description of Merger Consideration

        Each share of common stock, par value $0.01 per share, of the Company ("Colombo Common Stock") issued and outstanding at the Effective Time, other than certain shares specified in the Agreement, shall have the right to receive a combination of: the number of shares, rounded to six decimal places (the "Conversion Ratio"), of FVCB common stock $0.01 par value per share (the "FVCB Common Stock"), determined by dividing $0.043492 by the average of the closing price per share of FVCB Common Stock for the five trading days ending on and including the second trading day immediately prior to the Closing Date (the "Price Determination Period") as reported on the OTCQX market, or if the FVCB Common Stock is listed for trading on the Nasdaq Stock Market LLC ("Nasdaq") on Nasdaq (the "Average Closing Price") (the "Stock Consideration"), and cash in an amount equal to $0.053157 per share of Colombo Common Stock (the "Cash Consideration"); provided, however, that any beneficial owner of Colombo Common Stock that would be entitled to receive fewer than 100 shares of FVCB Common Stock ("Odd Lot Holders"), shall be entitled to elect to receive only cash in exchange for such beneficial owner's Colombo Common Stock, in an amount equal to $0.096649 per share of Colombo Common Stock (the "All Cash Consideration"). Pursuant to the Agreement, the Stock Consideration, the Cash Consideration and the All Cash Consideration, together with cash in lieu of fractional shares as provided in Section 2.1(b) of the Agreement, are referred to herein collectively as the "Merger Consideration".

RP Financial Background and Experience

        As specialists in the valuation of securities and providing financial advisory services to insured financial institutions, RP Financial has experience in, and knowledge of, the markets for the securities of such institutions nationwide.

Materials Reviewed

        In rendering this Opinion, RP Financial considered the following: (1) the Agreement, in the form distributed to the Colombo Board of Directors for consideration on May 3, 2018; (2) the following financial information for Colombo—(a) annual reports, including audited financial statements, as presented in Colombo's Annual Reports to its shareholders, including for the fiscal year ended December 31, 2017; (b) unaudited financial data including for the quarter ended June 30, 2017; (c) quarterly financial reports submitted to the FDIC, including for the quarter March 31, 2018; (d) internal financial and other reports provided to Colombo's Board including for the quarter ended March 31, 2018; and (e) internally prepared budget information prepared by the management of Colombo for the year ended December 31, 2018, and a range of estimated potential long-term annual growth rates in net income and net income per share thereafter provided by Colombo's management; (3) the financial terms of certain other recently completed and pending acquisitions of banks headquartered in the Mid-Atlantic region of the United States with relatively comparable financial characteristics as Colombo; (4) the financial terms of certain other recently completed and pending acquisitions of banks headquartered in the states of Maryland, Virginia and Delaware as well as the District of Columbia with relatively comparable financial characteristics as Colombo; (5) certain historical publicly-available financial information as published by S&P Global Market Intelligence regarding the prevailing trends in the merger and acquisition market for financial institutions; (6) the estimated pro forma financial impact of the Merger to Colombo's Minority Shareholders receiving FVCB shares in exchange for their Colombo common stock; and (7) in person and telephonic discussions with executive officers of Colombo, including the President and Chief Executive Officer of the Bank who is a member of the Board of Directors of the Bank, regarding Colombo's business, financial condition, results of operations and future prospects, the historical and current operations, historical financial performance and the assessment of the Bank's executive officers as to the rationale for the Merger. RP Financial has had no communications regarding the Merger with any Controlling

Shareholder Group member, any member of the Board of Directors not a part of the Bank's management team or any Minority Shareholder of the Company.

        In addition, RP Financial considered the following materials or information for FVCB, and as further described below, certain peers of FVCB: (1) annual reports, including audited financial statements, including for the fiscal year ended December 31, 2017; (2) quarterly call reports submitted to the FDIC by FVCbank, including for the quarter ended December 31, 2017; (3) internal financial statements and other financial and operating data concerning FVCB, including for the quarter ended March 31, 2018; (4) the quarterly earnings release for FVCB for the quarter ended March 31, 2018; (5) FVCB's internal budget and strategic plan for the three years ended December 31, 2020; (6) the stock price history for FVCB during the twelve months ended April 19, 2018; (7) certain FVCB financial information versus a peer group of relatively comparable publicly-traded financial institutions; and (8) in person and telephonic discussions with executive officers of FVCB regarding FVCB's business, financial condition, results of operations and future prospects; the historical and current operations, historical financial performance and their assessment of the rationale for the Merger.

        RP Financial also reviewed and considered certain information and materials detailing the Merger prepared by FVCB's financial advisor, including (1) the amount and timing of an anticipated initial public offering ("IPO") of common stock through which FVCB will seek to raise up to $35 million of gross offering proceeds; (2) the estimated amount and timing of the cost savings and related expenses, purchase accounting adjustment and synergies expected to result from the Merger; and (3) the pro forma financial impact of the Merger on the combined company's earnings, tangible book value, financial ratios and other relevant financial metrics.

        In addition, RP Financial assessed general economic, market and financial conditions, reviewed the financial terms of the merger and acquisition transactions (to the extent such merger and acquisition transaction information was available via S&P Global Market Intelligence) and involving financial institutions that reasonable valuation service providers for financial institutions would generally deem relevant. We also took into consideration our experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry. To the extent available via S&P Global Market Intelligence, we reviewed market prices and trading volumes of Colombo and FVCB, certain publicly available financial and stock market data relating to comparable public companies that we deemed relevant to our analysis; and performed such other analyses and considered such other factors as we have deemed appropriate. As it relates to the information described in this Materials Reviewed section of our Opinion, we reviewed publicly available information only to the extent it was available via S&P Global Market Intelligence at the time of our review.

        In rendering its Opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Colombo and FVCB furnished by the respective financial institutions as well as FVCB's financial advisor to us for review for purposes of our Opinion, as well as publicly-available information regarding other financial institutions and competitive, economic and demographic data. We have further relied on the assurances of management of Colombo and FVCB as set forth in the Agreement and other certificates with respect to the accuracy and completeness of information included in the Agreement and provided to us for purposes of the delivery of our Opinion. We have also relied upon the management of Colombo and FVCB as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to RP Financial by Colombo and FVCB and FVCB's financial advisor, and we have assumed such forecasts, projections and other forward-looking information have been reasonably prepared by Colombo and FVCB as well as FVCB's financial advisor on a basis reflecting the best currently available information and Colombo's and FVCB's judgements and estimates. We have assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and we do not assume any responsibility for the accuracy or reasonableness thereof. We have been authorized by Colombo to rely on such forecasts, projections and other information and data, and we express no view as to any such forecasts, projections or other forward-looking information or data, or the basis or assumptions on which they were prepared. We have not been asked to and have not undertaken an independent verification of any of such information or the information we obtained from public sources and we therefore do not assume any responsibility or liability for the accuracy or completeness thereof. Neither Colombo nor FVCB restricted RP Financial as to the material it was permitted to review.

        RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of Colombo or FVCB or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Colombo or FVCB nor have we reviewed any individual credit files relating to Colombo or FVCB. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan losses. We have assumed that such allowances for Colombo and FVCB are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity.

        We have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Colombo or FVCB is a party or may be subject, and our Opinion makes no assumptions concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither Colombo or FVCB is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger contemplated by the Agreement. RP Financial is not opining in any manner on the future earnings, financial condition or operations of the parties generally, and we do not assume any responsibility or liability for any matters relating thereto.

        RP Financial, with your consent, has relied upon the advice Colombo has received from its legal, accounting, financial and tax advisors as to all legal, accounting and tax matters relating to the Agreement and other transactions contemplated by the Agreement. In rendering this Opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on FVCB that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Agreement. We have also assumed that there have been no material changes in the financial condition of Colombo or FVCB since the date of the most recent financial statements made available to us. We have assumed, in all respects material to our analyses, that all of the representations and warranties contained in the Agreement and all related contracts, close papers and certificates are true and correct, that each party to the Agreements and other contracts, closing papers and certificates will perform all of the covenants required to be performed by such party thereunder and that the conditions precedent in the Agreement are not waived.

Opinion

        This letter is directed to the Board of Directors of Colombo in its consideration of the Agreement, and does not constitute a recommendation to the Minority Shareholders of Colombo as to any action that such shareholder should take in connection with the Agreement, or otherwise. Our Opinion should not be construed as implying that the Merger Consideration is necessarily the highest or best price that could be obtained in a sale, merger, or combination transaction with a third party. We do not express any view or opinion as to the value of FVCB common stock following the announcement of the proposed Merger, or the value of FVCB common stock following the consummation of the Merger, or the prices at which shares of FVCB' common stock may be purchased or sold at any time. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement or the enforceability of any such terms or provisions.

        Our Opinion is directed only to the fairness of the Merger Consideration to the Minority Shareholders from a financial point of view as of the date of the Agreement. It is understood that this Opinion is based on market conditions and other circumstances existing on the date hereof, including but not limited to, the share ownership levels of the Minority Shareholders and the Controlling Shareholder Group. Events occurring after the date hereof could materially affect this Opinion.

        We will receive a fee for our fairness opinion services. Colombo has agreed to indemnify us against certain liabilities arising out of our engagement.

        RP Financial is not providing any financial advisory or other services in addition to valuation activities to either Colombo or FVCbank in connection with the Merger at this time.

        It is understood that this Opinion may be included in its entirety in any communication by Colombo or its Board of Directors to the stockholders of Colombo. It is also understood that this opinion may be included in its entirety in any regulatory filing by Colombo, and that RP Financial consents to the inclusion of a summary of this Opinion that we will draft for review and use by the Company's counsel with our input in preparing the proxy materials of Colombo, and any amendments thereto. Except as described above, this Opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial's prior written consent.

        Based upon and subject to the foregoing, and other such matters we consider relevant, it is RP Financial's opinion that, as of the date hereof, the Merger Consideration to be received in the Merger is fair to the Minority Shareholders of Colombo's Common Stock from a financial point of view.

Respectfully submitted,
RP® FINANCIAL, LC.

Annex C

MD Code, Financial Institutions, § 3-718

§ 3-718. Offer to pay cash for fair value of shares

In general

  (a)
  The successor in a consolidation, merger, or transfer of assets may offer to pay in cash to the objecting stockholders of a constituent bank not more than what it considers to be the fair value of their shares of stock as of the time of the stockholders' meeting approving the transaction.

Acceptance of offer by objecting shareholder

  (b)
  An objecting stockholder who accepts the offer is barred from receiving the appraised fair value of the shares of stock under § 3-719 of this subtitle.

MD Code, Financial Institutions, § 3-719

§ 3-719. Receipt of fair value of shares

In general

  (a)
  The owner of shares of stock that were voted against a consolidation, merger, or transfer of assets is entitled to receive the fair value of those shares, in cash, if the transaction becomes effective.

Demand for payment and surrender of certificates

  (b)
  A stockholder who desires to receive payment of the fair value for shares under this section, within 30 days after the transaction becomes effective, shall:

  (1)
  Make a written demand on the successor for payment; and

  (2)
  Surrender the stock certificates.

MD Code, Financial Institutions, § 3-720

§ 3-720. Fair value of shares

Determination at date of meeting

  (a)
  The fair value of the shares of stock shall be determined as of the date of the stockholders' meeting approving the consolidation, merger, or transfer of assets.

Determination made by three appraisers

  (b)
  (1)  The determination of fair value shall be made by three appraisers as follows:

              (i)  One chosen by the owners of two thirds of the shares involved;

             (ii)  One chosen by the board of directors of the successor; and

            (iii)  The third chosen by the other two appraisers.

  (2)
  The fair value to which any two appraisers agree shall govern.

  (3)
  The appraisers shall give notice of the fair value determination to the successor and to each stockholder who has made demand for the determination under § 3-719 of this subtitle.

C-1

Notice of dissatisfaction with value determination

  (c)
  (1)  Within 5 days after the appraisers give the notice of the fair value determination, a stockholder who is dissatisfied with that value may notify the Commissioner. The Commissioner shall have the shares reappraised.

  (3)
  This reappraisal is final and binding as to the value of the shares of stock of that stockholder.

Appraisals made by Commissioner

  (d)
  (1)  If the appraisal to be made under subsection (b) of this section is not completed within 90 days after the consolidation, merger, or transfer of assets becomes effective, the Commissioner shall have an appraisal made.

  (2)
  This appraisal is final and binding as to the value of the shares of stock of all objecting stockholders.

Expenses of appraisal

  (e)
  The successor shall pay the expenses of each appraisal made under this section.

MD Code, Financial Institutions, § 3-721

§ 3-721. Successor liable for amount due

        Any amount due to an objecting stockholder under this Part II is a debt of the successor

C-2

Annex D

Audited Consolidated Financial Statements

of

FVCBankcorp, Inc.

For the Year Ended December 31, 2017

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF FVCBANCORP, INC.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
FVCBankcorp, Inc.
Fairfax, Virginia

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of FVCBankcorp, Inc. and its subsidiary (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

        We have served as the Company's auditor since 2010.

Winchester, Virginia
March 22, 2018

FVCBankcorp, Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2017 and 2016

	2017	2016
Assets
Cash and due from banks	$7,427,599	$5,174,470
Interest-bearing deposits at other financial institutions	15,139,300	3,509,686
Securities held-to-maturity (fair market value of $1,762,088 in 2017 and $1,754,084 in 2016)	1,760,257	1,759,763
Securities available-for-sale, at fair market value	115,952,221	112,228,111
Restricted stock, at cost	3,438,200	4,431,900
Loans, net of allowance for loan losses of $7,725,383 for 2017 and $6,452,481 for 2016	880,951,947	761,649,079
Premises and equipment, net	1,235,820	1,270,742
Accrued interest receivable	2,964,161	2,496,427
Prepaid expenses	697,983	603,182
Deferred tax assets, net	3,154,706	4,368,117
Core deposit intangible, net	98,600	119,000
Bank owned life insurance (BOLI)	15,968,610	10,828,189
Other real estate owned (OREO)	3,866,098	—
Other assets	568,383	866,456

Total assets	$1,053,223,885	$909,305,122

Liabilities and Stockholders' Equity
Liabilities
Deposits:
Noninterest-bearing	$175,446,349	$165,661,647
Interest-bearing checking, savings and money market	379,099,966	369,281,290
Time deposits	373,616,272	241,048,042

Total deposits	$928,162,587	$775,990,979

FHLB advances	$—	$27,000,000
Subordinated notes, net of issuance costs	24,327,274	24,247,346
Accrued interest payable	416,744	170,367
Accrued expenses and other liabilities	2,034,295	2,084,992

Total liabilities	$954,940,900	$829,493,684

Commitments and Contingent Liabilities
Stockholders' Equity
Preferred stock
$0.01 par value, authorized 1,000,000 shares; no shares issued and outstanding in 2017 and 2016	$—	$—
Common stock
$0.01 par value, authorized 20,000,000 shares; 10,868,984 and 8,143,127 shares issued and outstanding in 2017 and 2016, respectively	108,690	81,431
Additional paid-in capital	74,008,475	63,144,830
Retained earnings	25,859,340	17,884,209
Accumulated other comprehensive (loss), net	(1,693,520)	(1,299,032)

Total stockholders' equity	$98,282,985	$79,811,438

Total liabilities and stockholders' equity	$1,053,223,885	$909,305,122

See Notes to Consolidated Financial Statements.

FVCBankcorp, Inc. and Subsidiary

Consolidated Statements of Income

For the Years Ended December 31, 2017 and 2016

	2017	2016
Interest and Dividend Income
Interest and fees on loans	$37,505,322	$30,595,706
Interest and dividends on securities held-to-maturity	50,663	28,435
Interest and dividends on securities available-for-sale	2,433,267	1,691,363
Dividends on restricted stock	222,651	170,320
Interest on deposits at other financial institutions	90,264	101,396
Interest on federal funds sold	6	4

Total interest and dividend income	$40,302,173	$32,587,224

Interest Expense
Interest on deposits	$6,417,600	$4,473,459
Interest on federal funds purchased	7,905	475
Interest on short-term debt	188,970	39,415
Interest on long-term debt	1,002	32,251
Interest on subordinated notes	1,579,928	841,165

Total interest expense	$8,195,405	$5,386,765

Net Interest Income	$32,106,768	$27,200,459
Provision for loan losses	1,200,000	1,471,000

Net interest income after provision for loan losses	$30,906,768	$25,729,459

Noninterest Income
Service charges on deposit accounts	$546,354	$564,005
Gains on sale of securities available for sale	164,171	71,124
Gain on foreclosure of other real estate owned	1,075,489	—
BOLI income	854,884	303,400
Other fee income	334,378	281,595

Total noninterest income	$2,975,276	$1,220,124

Noninterest Expenses
Salaries and employee benefits	$11,658,783	$9,803,624
Occupancy and equipment expense	2,258,694	2,097,731
Data processing and network administration	1,017,347	911,497
State franchise taxes	1,040,969	747,970
Audit, legal and consulting fees	513,322	376,116
Loan related expenses	285,368	363,362
FDIC insurance	384,170	355,856
Marketing, business development and advertising	346,151	349,686
Director fees	405,231	336,600
Postage, courier and telephone	244,544	206,006
Internet banking	241,617	186,058
Dues, memberships & publications	128,650	114,292
Bank insurance	134,194	108,736
Printing and supplies	119,845	107,632
Bank charges	70,910	67,127
State assessments	133,359	56,122
Core deposit intangible amortization	20,400	20,400
Other operating expenses	343,045	237,008

Total noninterest expenses	$19,346,599	$16,445,823

Net income before income tax expense	$14,535,445	$10,503,760
Income tax expense	6,845,724	3,571,123

Net income	$7,689,721	$6,932,637

Earnings per share, basic	$0.74	$0.68

Earnings per share, diluted	$0.67	$0.63

See Notes to Consolidated Financial Statements.

FVCBankcorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2017 and 2016

	2017	2016
Net income	$7,689,721	$6,932,637
Other comprehensive (loss):
Unrealized gain (loss) on securities available for sale, net of tax $3,708 and $328,749, respectively	2,606	(638,160)
Reclassification adjustment for gains realized in income, net of tax $56,737 and $24,182, respectively	(107,434)	(46,942)

Total other comprehensive (loss)	$(104,828)	$(685,102)

Total comprehensive income	$7,584,893	$6,247,535

See Notes to Consolidated Financial Statements.

FVCBankcorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities
Reconciliation of net income to net cash provided by operating activities:
Net income	$7,689,721	$6,932,637
Depreciation	535,692	523,392
Provision for loan losses	1,200,000	1,471,000
Net amortization of premium of securities	579,334	386,164
Net amortization of deferred loan costs and purchase premiums	657,112	423,970
Amortization of subordinated debt issuance costs	79,928	45,332
Stock-based compensation expense	627,544	697,809
BOLI income	(854,884)	(303,400)
Realized gains on securities sales	(164,171)	(71,124)
Deferred income tax (benefit)	1,327,274	(313,357)
Core deposits intangible amortization	20,400	20,400
Gain on foreclosure of other real estate owned	(1,075,489)	—
Changes in assets and liabilities:
Increase (decrease) in accrued interest receivable, prepaid expenses and other assets	93,386	(881,971)
Increase (decrease) in accrued interest payable, accrued expenses and other liabilities	(223,001)	489,421

Net cash provided by operating activities	$10,492,846	$9,420,273

Cash Flows From Investing Activities
Maturities of certificates of deposits purchased for investment	$250,000	$245,000
(Increase) decrease in interest-bearing deposits at other financial institutions	(11,629,614)	19,933,248
Purchases of securities held-to-maturity	—	(1,496,475)
Purchases of securities available-for-sale	(22,136,540)	(67,229,584)
Proceeds from sales of securities available-for-sale	2,630,821	3,955,150
Proceeds from maturities and calls of securities held-to-maturity	—	2,000,000
Proceeds from maturities and calls of securities available-for-sale	—	2,500,000
Proceeds from redemptions of securities available-for-sale	14,958,094	12,462,261
Net redemption (purchase) of restricted stock	993,700	(383,900)
Net increase in loans	(123,950,589)	(146,224,012)
Purchases of BOLI	(4,285,537)	—
Purchases of premises and equipment, net	(500,770)	(282,234)

Net cash used in investing activities	$(143,670,435)	$(174,520,546)

Cash Flows From Financing Activities
Net increase in noninterest-bearing, interest-bearing checking,
savings, and money market deposits	$19,603,378	$120,241,598
Net increase in time deposits	132,568,230	29,109,590
Decrease in FHLB advances	(27,000,000)	(8,650,000)
Issuance of subordinated notes, net	—	24,202,014
Cash paid in lieu of fractional shares	(4,250)	(5,250)
Common stock issuance	10,263,360	119,654

Net cash provided by financing activities	$135,430,718	$165,017,606

Net increase (decrease) in cash and cash equivalents	$2,253,129	$(82,667)
Cash and cash equivalents, beginning of year	5,174,470	5,257,137

Cash and cash equivalents, end of year	$7,427,599	$5,174,470

Cash payments for interest	$7,949,028	$5,349,141

Cash payments for income taxes	$5,934,219	$3,040,000

Supplemental Disclosures of Noncash Investing Activity
Unrealized losses on securities available for sale	$(157,857)	$(1,055,243)

Transfer of loans to other real estate owned	$2,790,609	$—

See Notes to Consolidated Financial Statements.

FVCBankcorp, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2017 and 2016

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total
Balance at December 31, 2015	6,490,420	$64,904	$62,343,894	$10,956,822	$(613,930)	$72,751,690
Net income	—	—	—	6,932,637	—	6,932,637
Other comprehensive loss	—	—	—	—	(685,102)	(685,102)
5-for-4 stock split	1,627,379	16,274	(16,274)	(5,250)	—	(5,250)
Common stock issuance for options exercised	25,328	253	119,401	—	—	119,654
Stock-based compensation expense	—	—	697,809	—	—	697,809

Balance at December 31, 2016	8,143,127	$81,431	$63,144,830	$17,884,209	$(1,299,032)	$79,811,438
Net income	—	—	—	7,689,721	—	7,689,721
Other comprehensive loss	—	—	—	—	(104,828)	(104,828)
Common stock issuance at $20 per share	500,000	5,000	9,995,000	—	—	10,000,000
5-for-4 stock split	2,171,401	21,714	(21,714)	(4,250)	—	(4,250)
Common stock issuance for options exercised	54,456	545	262,815	—	—	263,360
Reclassification of stranded effects from change in tax rate	—	—	—	289,660	(289,660)	—
Stock-based compensation expense	—	—	627,544	—	—	627,544

Balance at December 31, 2017	10,868,984	$108,690	$74,008,475	$25,859,340	$(1,693,520)	$98,282,985

See Notes to Consolidated Financial Statements.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

        FVCBankcorp, Inc. (the "Company"), a Virginia corporation, was formed in 2015 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company is headquartered in Fairfax, Virginia. The Company conducts its business activities through the branch offices of its wholly owned subsidiary bank, First Virginia Community Bank (the "Bank"). The Company exists primarily for the purposes of holding the stock of its subsidiary, the Bank.

        The Bank was organized under the laws of the Commonwealth of Virginia to engage in a general banking business serving the Washington, D.C. metropolitan area. The Bank commenced regular operations on November 27, 2007 and is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. It is subject to the regulations of the Federal Reserve System and the State Corporation Commission of Virginia. Consequently, it undergoes periodic examinations by these regulatory authorities.

Principles of Consolidation

        The consolidated financial statements include the accounts of FVCBankcorp, Inc. and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

Significant Accounting Policies

        The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The more significant of these policies are summarized below.

Stock Split and Par Value

        On August 31, 2017, the Company declared a five-for-four common stock split. The earnings per share for the years ended December 31, 2017 and 2016 have been retroactively adjusted for this split as if it occurred on January 1, 2016.

        On May 26, 2016, the Company declared a five-for-four common stock split. The earnings per share for the year ended December 31, 2016 has been retroactively adjusted for this split as if it occurred on January 1, 2015.

Cash and Cash Equivalents

        For purposes of the statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

Securities

        Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

and reported in other comprehensive income. Restricted stock, such as Federal Reserve Bank stock, Federal Home Loan Bank (FHLB) stock and Community Bankers' Bank stock, is carried at cost, based on the redemption provisions of these correspondent banks.

        Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) whether the Company intends to sell the security, whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized costs basis and whether the Company expects to recover the security's entire cost basis. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

        The Company grants commercial real estate, commercial non-real estate and consumer loans to its customers. A substantial portion of the loan portfolio includes commercial loans throughout the greater Washington, D.C. metropolitan area, focusing on the counties of Arlington, Fairfax, Loudoun and Prince William, Virginia. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

        The recorded investment in loans that management has the intent and ability to hold represents the customers unpaid principal balances, net of partial charge-offs. Interest income is accrued on the unpaid principal balance. Loan origination and commitment fees and certain direct costs are deferred and the net amount is amortized as an adjustment of the related loans' yield. The Company is amortizing these amounts over the loans' contractual lives.

        Past due status is monitored based on customers' contractual payment status for all loans. The accrual of interest on mortgage and commercial loans is discontinued at the time the loan becomes 90 days delinquent unless the credit is well-secured and in process of collection. Non-performing loans are placed either on nonaccrual status pending further collection efforts or charged off if collection of principal or interest is considered doubtful.

        All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on loans in nonaccrual status is accounted for on the cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Troubled Debt Restructurings

        In situations where, for economic or legal reasons related to a borrower's financial condition, the Company may grant a concession to the borrower that it would not otherwise consider, the related loan is classified as a troubled debt restructuring (TDR). The Company strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, the Company measures any impairment on the restructuring as noted above for impaired loans.

Allowance for Loan Losses

        The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Charge-offs of loans are made by portfolio segment at the time that the collection of the full principal, in management's judgment, is doubtful. This methodology for determining charge-offs is consistently applied to each segment.

        The allowance consists of specific, general and unallocated reserves. Specific reserves relate to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan's effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral.

        Larger balance, non-homogeneous loans are individually evaluated for possible impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Smaller balance, homogeneous loans are collectively evaluated for impairment.

        The Company recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans. Loans for which the terms have been modified resulting in a concession and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired with measurement of impairment based on expected future cash flows discounted using the loan's effective rate immediately prior to the restructuring.

        General reserves cover non-impaired loans and are based on peer group historical loss rates for each portfolio segment, adjusted for the effects of qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the portfolio segment's historical loss experience. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions; changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; changes in the value of the underlying collateral for collateral-dependent loans;

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

concentrations of credit and the effect of other external factors such as competition and legal and regulatory requirements.

        The unallocated component of the allowance is maintained to cover uncertainties that could affect management's estimate of losses inherent in the loan portfolio. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used for estimating the specific and general losses in the loan portfolio.

        Portfolio segments identified by the Company include commercial real estate, commercial and industrial, commercial construction, consumer residential, consumer nonresidential and consumer construction. Relevant risk characteristics for these portfolio segments generally include debt service coverage, loan-to-value ratios and financial performance on non-consumer loans and credit scores, debt-to income, collateral type and loan-to-value ratios for consumer loans. The Company uses the same segments and classes for analyzing adequacy of general allowances.

Premises and Equipment

        Leasehold improvements, computer software, furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the assets' estimated useful lives or life of lease. Estimated useful lives are 10 years for leasehold improvements and 3 to 7 years for computer software, furniture, fixtures and equipment.

Intangible Assets

        The Company's intangible assets were acquired in the acquisition of 1st Commonwealth in 2012. ASC 350, Intangibles-Goodwill and Other (ASC 350), prescribes accounting for intangible assets subsequent to initial recognition. Acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful lives. Intangible assets related to acquisition are amortized. The core deposit intangible asset, based on an independent valuation, is being amortized over its estimated life of 10 years.

Other Real Estate Owned

        Assets acquired through, or in lieu of, loan foreclosure are held for sale. At the time of acquisition, these properties are recorded at fair value less estimated selling costs, with any write down charged to the allowance for loan losses and any gain on foreclosure is recorded in net income, establishing a new cost basis. Subsequent to foreclosure, valuations of the assets are periodically performed by management, and these assets are subsequently accounted for at lower of cost or fair value less estimated selling costs. Adjustments are made for subsequent decline in the fair value of the assets less selling costs. Revenue and expenses from operations and valuation changes are charged to operating income in the year of the transaction. The Company foreclosed on one property for the year ended December 31, 2017 and none during the year ended December 31, 2016.

        As of December 31, 2017 and 2016, the Company had no residential real estate foreclosures included in the carrying value.

        The Company had no consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process as of December 31, 2017 and 2016.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Bank Owned Life Insurance

        The Company has purchased life insurance policies on certain key employees. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance date, which is the cash surrender value.

Transfers of Financial Assets

        Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed surrendered when (1) the assets have been isolated from the Company—put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Use of Estimates

        In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, other-than-temporary impairment, and the valuation of other real estate owned.

Income Taxes

        Deferred taxes are provided on a liability method whereby deferred tax assets and liabilities are recognized for deductible temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company had no such liability recorded as of December 31, 2017 and 2016. Deferred

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

        The results for the year ended December 31, 2017 include the effect of the Tax Cuts and Jobs Act (the Tax Act), which was signed into law on December 22, 2017. Among other things, the Tax Act permanently lowers the federal corporate income tax rate to 21% from the maximum rate prior to the passage of the Tax Act of 35%, effective January 1, 2018. As a result of the federal corporate income tax rate, U.S. GAAP requires companies to re-measure their deferred tax assets and deferred tax liabilities, including those accounted for in accumulated other comprehensive income (loss), as of the date of the Tax Act's enactment and record the corresponding effects in income tax expense in the fourth quarter of 2017. As a result of the permanent reduction in the corporate income tax rate, the Company recognized a $2,036,284 reduction in the value of its net deferred tax asset and recorded a corresponding incremental income tax expense in the Company's consolidated statement of income for 2017. The Company's evaluation of the effect of the Tax Act is considered a preliminary estimate and is subject to refinement in 2018. No material adjustment is anticipated.

Advertising Costs

        The Company follows the policy of charging all of advertising to expense as incurred.

Comprehensive Income (Loss)

        Comprehensive income consists of net income and other comprehensive income. Other comprehensive income (loss) includes unrealized gains (losses) on securities available-for-sale, which are also recognized as separate components of equity. Items reclassified out of accumulated other comprehensive income (loss) to net income relate solely to realized gains (losses) on sales of securities available-for-sale and appear under the caption "Gains on sale of securities available-for-sales" in the Company's statements of income.

        In February 2018, the FASB issued ASU 2018-02, "Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (AOCI). The Company early adopted this new standard in the current year. ASU 2018-02 requires reclassification from AOCI to retained earnings for stranded tax effects resulting from the impact of the newly enacted federal corporate tax rate on items included in AOCI. The amount of this reclassification in 2017 was $289,660.

Fair Value of Financial Instruments

        Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Stock Compensation Plans

        Authoritative accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. The guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards,

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

share appreciation rights, and employee share purchase plans. The guidance requires entities to measure the cost of employee services recognized in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. The Company uses the Black-Scholes option-pricing model to meet the fair value objective as outlined in the accounting literature.

        The Company recognizes in the income statement the grant-date fair value of stock options and other equity-based compensation. The fair value related to forfeitures of stock options and other equity-based compensation are recorded to the income statement as they occur, reducing equity -based compensation expense in that period. The Company classifies stock awards as either an equity award or a liability award. Equity classified awards are valued as of the grant date using either an observable market price or a valuation methodology. Liability classified awards are valued at fair value at each reporting date. For the periods presented, all of the Company's stock options are classified as equity awards.

        During 2017, the Company began granting restricted stock awards which are granted at the fair market value of the Company's common stock on the grant date. Most employee restricted stock grants vest in one-quarter increments on the anniversary date of the grant.

        The weighted average per share fair values of stock option grants made in 2017 and 2016 were $15.20 and $14.38. The fair values of the options granted were estimated on the grant date using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2017	2016
Dividend yield	—	—
Expected life (in years)	5.5	6.5
Expected volatility	16.6%	16.70 - 18.70%
Risk-free interest rate	1.94%	1.05%

Retirement Plan

        Employee 401(k) expense is the amount of matching contributions paid by the Company. 401(k) expense was $230,161 and $180,214 for the years ended December 31, 2017 and 2016, respectively.

Earnings Per Share

        Basic earnings per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company consist solely of outstanding stock options, and are determined using the treasury method. Earnings and dividends per share are restated for all stock splits and dividends through the date of issuance of the financial statements.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year's method of presentation. None of these reclassifications were significant.

Recent Accounting Pronouncements

        In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers: Topic 606." This ASU revised guidance for the recognition, measurement, and disclosure of revenue from contracts with customers. The original guidance has been amended through subsequent accounting standard updates that resulted in technical corrections, improvements, and a one-year deferral of the effective date to January 1, 2018. The guidance, as amended, is applicable to all entities and, once effective, will replace significant portions of existing industry and transaction-specific revenue recognition rules with a more principles-based recognition model. Most revenue associated with financial instruments, including interest income, loan origination fees, and credit card fees, is outside the scope of the guidance. Gains and losses on investment securities, derivatives, and sales of financial instruments are similarly excluded from the scope. Entities can elect to adopt the guidance either on a full or modified retrospective basis. Full retrospective adoption will require a cumulative effect adjustment to retained earnings as of the beginning of the earliest comparative period presented. Modified retrospective adoption will require a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance. The Company plans to adopt this guidance on the effective date, January 1, 2018 via the modified retrospective approach. The Company has completed its assessment of the adoption of this ASU, noting the standard will result in expanded disclosures related to non-interest income and enhance the qualitative disclosures on the revenues within the scope of the new guidance. The Company has concluded the adoption of ASU 2014-09 will not have a material impact on its consolidated financial statements.

        In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." The amendments in ASU 2016-01, among other things: 1) Requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. 2) Requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. 3) Requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables). 4) Eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently in the process of identifying a third party to assist in the measurement of its financial assets and liabilities. The Company does not expect the adoption of ASU 2016-01 to have a material impact on its consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." Among other things, in the amendments in ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

(2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company is currently assessing the impact that ASU 2016-02 will have on its consolidated financial statements.

        During June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The amendments in this ASU are effective for U.S. Securities and Exchange Commission (SEC) filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For public companies that are not SEC filers, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is currently identifying third party vendors to assist in the measurement of expected credit losses under this standard and has identified an implementation committee to assess the impact that ASU 2016-13 will have on its consolidated financial statements.

        During August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments", to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The amendments should be applied using a retrospective transition method to each period presented. If retrospective application is impractical for some of the issues addressed by the update, the amendments for those issues would be applied prospectively as of the earliest date practicable. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements.

        During January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under the current implementation guidance in Topic 805, there are three elements of a business—inputs, processes, and

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

outputs. While an integrated set of assets and activities (collectively referred to as a "set") that is a business usually has outputs, outputs are not required to be present. In addition, all the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs. The amendments in this ASU provide a screen to determine when a set is not a business. If the screen is not met, the amendments (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. The ASU provides a framework to assist entities in evaluating whether both an input and a substantive process are present. The amendments in this ASU are effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The amendments in this ASU should be applied prospectively on or after the effective date. No disclosures are required at transition. The Company does not expect the adoption of ASU 2017-01 to have a material impact on its consolidated financial statements.

        During January 2017, the FASB issued ASU No. 2017-04, "Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment." The amendments in this ASU simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Instead, under the amendments in this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. Public business entities that are (SEC) filers should adopt the amendments in this ASU for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Public business entities that are not SEC filers should adopt the amendments in this ASU for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of ASU 2017-04 to have a material impact on its consolidated financial statements.

        In February 2018, the FASB issued ASU 2018-02, "Income Statement—Reporting Comprehensive Income (Topic 220): reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income." The amendments provide financial statement preparers with an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. The amendments are effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods with those fiscal years. Early adoption is permitted. Organizations should apply the proposed amendments either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company has elected to reclassify the stranded effects from the Tax Cuts and Jobs Act in the consolidated financial statements for the period ending December 31, 2017. The amount of this reclassification in 2017 was $289,660.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 2. Restrictions on Cash and Amounts Due From Banks

        The Company is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2017 and 2016, these reserve balances amounted to $1,178,000 and $646,000, respectively.

Note 3. Securities

        Amortized cost and fair values of securities held-to-maturity and securities available-for-sale as of December 31, 2017 and 2016, are as follows:

	2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Held-to-maturity
Securities of state and local municipalities tax exempt	$263,432	$2,697	$—	$266,129
Securities of U.S. government and federal agencies	1,496,825	—	(866)	1,495,959

Total Held-to-maturity Securities	$1,760,257	$2,697	$(866)	$1,762,088

Available-for-sale
Securities of U.S. government and federal agencies	$1,000,000	$—	$(31,867)	$968,133
Securities of state and local municipalities tax exempt	3,694,137	22,844	(678)	3,716,303
Securities of state and local municipalities taxable	2,590,562	3,401	(41,376)	2,552,587
Corporate bonds	5,000,000	56,875	(60,837)	4,996,038
Certificates of deposit	490,000	532	(133)	490,399
SBA pass-through securities	253,824	—	(7,777)	246,047
Mortgage-backed securities	84,614,488	257	(1,401,960)	83,212,785
Collateralized mortgage obligations	20,452,508	—	(682,579)	19,769,929

Total Available-for-sale Securities	$118,095,519	$83,909	$(2,227,207)	$115,952,221

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 3. Securities (Continued)

	2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Held-to-maturity
Securities of state and local municipalities tax exempt	$263,285	$—	$(4,197)	$259,088
Securities of U.S. government and federal agencies	1,496,478	—	(1,482)	1,494,996

Total Held-to-maturity Securities	$1,759,763	$—	$(5,679)	$1,754,084

Available-for-sale
Securities of U.S. government and federal agencies	$1,000,000	$—	$(38,970)	$961,030
Securities of state and local municipalities tax exempt	3,709,473	—	(91,738)	3,617,735
Securities of state and local municipalities taxable	2,832,466	1,190	(63,057)	2,770,599
Corporate bonds	7,000,000	81,223	(57,330)	7,023,893
Corporate securities	466,650	44,550	—	511,200
Certificates of deposit	740,000	4,301	—	744,301
SBA pass-through securities	317,427	—	(11,637)	305,790
Mortgage-backed securities	80,787,404	—	(1,362,361)	79,425,043
Collateralized mortgage obligations	17,360,132	6,449	(498,061)	16,868,520

Total Available-for-sale Securities	$114,213,552	$137,713	$(2,123,154)	$112,228,111

        At December 31, 2016, securities with a market value of $807,411 were pledged to secure borrowings at the Federal Reserve Bank. As of December 31, 2017, no securities were pledged with the Federal Reserve Bank.

        At December 31, 2017 and 2016, securities with a market value of $0 and $9,165,968 were pledged to secure borrowings at the Federal Home Loan Bank of Atlanta.

        At December 31, 2017 and 2016, securities with a market value of $0 and $92,756,879 were pledged to secure public deposits with the Treasury Board of Virginia at the Community Bankers' Bank.

        The following table shows fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2017 and 2016, respectively. The reference point for determining when securities are in an unrealized loss position is month-end. Therefore, it is possible that a security's market value

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 3. Securities (Continued)

exceeded its amortized cost on other days during the past twelve-month period. Available-for-sale securities that have been in a continuous unrealized loss position are as follows:

	Less Than 12 Months		12 Months or Longer		Total
At December 31, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities of U.S. government and federal agencies	$—	$—	$968,133	$(31,867)	$968,133	$(31,867)
Securities of state and local municipalities tax exempt	272,095	(678)	—	—	272,095	(678)
Securities of state and local municipalities taxable	497,045	(2,955)	1,278,242	(38,421)	1,775,287	(41,376)
Corporate bonds	1,492,691	(7,310)	946,473	(53,527)	2,439,164	(60,837)
Certificates of deposit	244,867	(133)	—	—	244,867	(133)
SBA pass-through securities	—	—	246,047	(7,777)	246,047	(7,777)
Mortgage-backed securities	38,038,802	(404,218)	44,662,947	(997,742)	82,701,749	(1,401,960)
Collateralized mortgage obligations	2,730,535	(28,006)	17,039,394	(654,573)	19,769,929	(682,579)

Total	$43,276,035	$(443,300)	$65,141,236	$(1,783,907)	$108,417,271	$(2,227,207)

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 3. Securities (Continued)

	Less Than 12 Months		12 Months or Longer		Total
At December 31, 2016	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities of U.S. government and federal agencies	$961,030	$(38,970)	$—	$—	$961,030	$(38,970)
Securities of state and local municipalities tax exempt	3,617,735	(91,738)	—	—	3,617,735	(91,738)
Securities of state and local municipalities taxable	1,979,109	(63,057)	—	—	1,979,109	(63,057)
Corporate bonds	942,670	(57,330)	—	—	942,670	(57,330)
SBA pass-through securities	305,790	(11,637)	—	—	305,790	(11,637)
Mortgage-backed securities	78,598,292	(1,344,371)	826,751	(17,990)	79,425,043	(1,362,361)
Collateralized mortgage obligations	5,958,540	(102,821)	8,955,627	(395,240)	14,914,167	(498,061)

Total	$92,363,166	$(1,709,924)	$9,782,378	$(413,230)	$102,145,544	$(2,123,154)

        As of December 31, 2017, the Company had one held-to-maturity security in an unrealized loss position of less than twelve months. The fair value of the security was $1,495,959 and the unrealized loss was $866. As of December 31, 2016, the Company had two held-to-maturity securities in an unrealized loss position of less than twelve months. The fair value was $1,754,084 and the unrealized loss was $5,679.

        Securities of U.S. government and federal agencies:    The unrealized losses were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2017.

        Securities of state and local municipalities:    The unrealized losses on the investments in securities of state and local municipalities were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 3. Securities (Continued)

other-than-temporarily impaired at December 31, 2017. Three of these nine investments carry an S&P investment grade rating of AA+ or above.

        Corporate bonds:    The unrealized losses on the investments in corporate bonds were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2017. One of these two investments carries an S&P investment grade rating of A. The remaining investment does not carry a rating.

        Certificates of Deposit:    The unrealized losses on certificates of deposit were caused by interest rate increases. Certificates of deposit are cash deposits with a stated maturity at a correspondent bank of the Company. Because the Company does not intend to redeem the certificates prior to maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2017.

        SBA pass-through securities:    The unrealized losses on the Company's investment in SBA pass-through securities were caused by interest rate increases. Repayment of the principal on those investments is guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost basis of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2017.

        Mortgage-backed securities:    The unrealized losses on the Company's investment in mortgage-backed securities were caused by interest rate increases. The contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost basis of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2017.

        Collateralized mortgage obligations (CMOs):    The unrealized loss associated with CMOs was caused by interest rate increases. The contractual cash flows of these investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost basis of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2017.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 3. Securities (Continued)

        The amortized cost and fair value of securities available-for-sale as of December 31, 2017, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

	Held-to-maturity		Available-for-sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Less than 1 year	$—	$—	$245,000	$245,532
After 1 year through 5 years	—	—	3,913,900	3,867,022
After 5 years through 10 years	1,760,257	1,762,088	23,456,237	23,134,745
After 10 years	—	—	90,480,382	88,704,922

Total	$1,760,257	$1,762,088	$118,095,519	$115,952,221

        For the years ended December 31, 2017 and 2016, proceeds from maturities, calls, and principal repayments of securities were $14,958,094 and $16,962,261, respectively. During 2017 and 2016, proceeds from sales of securities available-for-sale amounted to $2,630,821 and $3,955,150, gross realized gains were $164,171 and $71,124. There were no realized losses in 2017 or 2016.

Note 4. Loans and Allowance for Loan Losses

        A summary of loan balances by type follows:

	2017	2016
Commercial real estate	$526,657,052	$476,851,256
Commercial and industrial	98,149,760	112,060,996
Commercial construction	123,443,592	53,166,871
Consumer residential	108,926,240	106,549,420
Consumer nonresidential	32,232,332	19,547,551

	$889,408,976	$768,176,094
Less:
Allowance for loan losses	7,725,383	6,452,481
Unearned income and (unamortized premiums)	731,646	74,534

Loans, net	$880,951,947	$761,649,079

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 4. Loans and Allowance for Loan Losses (Continued)

        An analysis of the allowance for loan losses for the years ended December 31, 2017 and 2016 follows:

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Consumer Construction	Unallocated	Total
2017
Allowance for credit losses:
Beginning Balance	$4,266,233	$1,031,821	$374,826	$500,364	$121,557	$—	$157,680	$6,452,481
Charge-offs	—	(44,081)	—	—	(32,871)	—	—	(76,952)
Recoveries	—	116,817	—	—	33,037	—	—	149,854
Provision	566,342	(336,732)	816,163	125,957	146,310	—	(118,040)	1,200,000

Ending Balance	$4,832,575	$767,825	$1,190,989	$626,321	$268,033	$—	$39,640	$7,725,383

2016
Allowance for credit losses:
Beginning Balance	$4,001,842	$1,442,338	$301,494	$281,965	$98,612	$23,327	$89,028	$6,238,606
Charge-offs	(512,442)	(668,513)	—	(76,170)	—	—	—	(1,257,125)
Recoveries	—	—	—	—	—	—	—	—
Provision	776,833	257,996	73,332	294,569	22,945	(23,327)	68,652	1,471,000

Ending Balance	$4,266,233	$1,031,821	$374,826	$500,364	$121,557	$—	$157,680	$6,452,481

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 4. Loans and Allowance for Loan Losses (Continued)

        The following table presents the recorded investment in loans and impairment method as of December 31, 2017 and 2016 by portfolio segment:

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Consumer Construction	Unallocated	Total
2017
Allowance for credit losses:
Ending Balance:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	4,832,575	767,825	1,190,989	626,321	268,033	—	39,640	7,725,383

	$4,832,575	$767,825	$1,190,989	$626,321	$268,033	$—	$39,640	$7,725,383

Financing receivables:
Ending Balance
Individually evaluated for impairment	$1,881,958	$2,846,225	$—	587,068	4,833	$—	$—	$5,320,084
Collectively evaluated for impairment	524,775,094	95,303,535	123,443,592	108,339,172	32,227,499	—	—	884,088,892

	$526,657,052	$98,149,760	$123,443,592	$108,926,240	$32,232,332	$—	$—	$889,408,976

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Consumer Construction	Unallocated	Total
2016
Allowance for credit losses:
Ending Balance:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	4,266,233	1,031,821	374,826	500,364	121,557	—	157,680	6,452,481

	$4,266,233	$1,031,821	$374,826	$500,364	$121,557	$—	$157,680	$6,452,481

Financing receivables:
Ending Balance
Individually evaluated for impairment	$10,276,080	$1,633,583	$—	$—	$—	$—	$—	$11,909,663
Collectively evaluated for impairment	466,575,176	110,427,413	53,166,871	106,549,420	19,547,551	—	—	$756,266,431

	$476,851,256	$112,060,996	$53,166,871	$106,549,420	$19,547,551	$—	$—	$768,176,094

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 4. Loans and Allowance for Loan Losses (Continued)

        Impaired loans by class as of December 31, 2017 and 2016 are summarized as follows:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
2017
With an allowance recorded:
Commercial real estate	$—	$—	$—	$—	$—
Commercial and industrial	—	—	—	—	—
Commercial construction	—	—	—	—	—
Consumer residential	—	—	—	—	—
Consumer nonresidential	—	—	—	—	—
Consumer construction	—	—	—	—	—

	$—	$—	$—	$—	$—

With no related allowance:
Commercial real estate	$1,881,958	$1,881,958	$—	$1,893,849	$108,047
Commercial and industrial	2,846,225	2,860,426	—	2,515,720	150,060
Commercial construction	—	—	—	—	—
Consumer residential	587,068	587,068	—	587,040	23,872
Consumer nonresidential	4,833	4,833	—	8,531	1,450
Consumer construction	—	—	—	—	—

	$5,320,084	$5,334,285	$—	$5,005,140	$283,429

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
2016
With an allowance recorded:
Commercial real estate	$—	$—	$—	$—	$—
Commercial and industrial	—	—	—	—	—
Commercial construction	—	—	—	—	—
Consumer residential	—	—	—	—	—
Consumer nonresidential	—	—	—	—	—
Consumer construction	—	—	—	—	—

	$—	$—	$—	$—	$—

With no related allowance:
Commercial real estate	$10,276,079	$10,324,523	$—	$10,240,475	$506,804
Commercial and industrial	1,633,583	1,647,783	—	1,761,146	93,209
Commercial construction	—	—	—	—	—
Consumer residential	—	—	—	—	—
Consumer nonresidential	—	—	—	—	—
Consumer construction	—	—	—	—	—

	$11,909,662	$11,972,306	$—	$12,001,621	$600,013

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 4. Loans and Allowance for Loan Losses (Continued)

        No additional funds are committed to be advanced in connection with the impaired loans. There were no nonaccrual loans excluded from the impaired loan disclosure.

        The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as commercial real estate and commercial and industrial loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

        Pass—Loans listed as pass include larger non-homogeneous loans not meeting the risk rating definitions below and smaller, homogeneous loans not assessed on an individual basis.

        Special Mention—Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

        Substandard—Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the enhanced possibility that the institution will sustain some loss if the deficiencies are not corrected.

        Doubtful—Loans classified as doubtful include those loans which have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, based on currently known facts, conditions and values, improbable.

        Loss—Loans classified as loss include those loans which are considered uncollectible and of such little value that their continuance as loans is not warranted. Even though partial recovery may be achieved in the future, it is neither practical nor desirable to defer writing off these loans.

        Based on the most recent analysis performed, the risk category of loans by class of loans was as follows as of December 31, 2017 and 2016:

As of December 31, 2017	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Consumer Construction	Total
Grade:
Pass	$525,807,582	$95,131,099	$123,443,592	$106,700,407	$32,208,254	$—	$883,290,934
Special mention	695,221	542,637	—	1,638,765	24,078	—	2,900,701
Substandard	154,249	2,476,024	—	587,068	—	—	3,217,341
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—

Total	$526,657,052	$98,149,760	$123,443,592	$108,926,240	$32,232,332	$—	$889,408,976

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 4. Loans and Allowance for Loan Losses (Continued)

As of December 31, 2016	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Consumer Construction	Total
Grade:
Pass	$465,512,835	$109,653,413	$53,166,871	$104,055,903	$19,528,306	$—	$751,917,328
Special mention	8,590,646	2,163,501	—	2,493,517	19,245	—	13,266,909
Substandard	2,747,775	244,082	—	—	—	—	2,991,857
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—

Total	$476,851,256	$112,060,996	$53,166,871	$106,549,420	$19,547,551	$—	$768,176,094

        Past due and nonaccrual loans presented by loan class were as follows as of December 31, 2017 and 2016:

As of December 31, 2017	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days past due and still accruing	Nonaccruals
Commercial real estate	$—	$—	$154,248	$154,248	$526,502,804	$526,657,052	$—	$154,248
Commercial and industrial	—	—	48,000	48,000	98,101,760	98,149,760	48,000	—
Commercial construction	—	910,532	—	910,532	122,533,060	123,443,592	—	—
Consumer residential	275,461	—	587,068	862,529	108,063,711	108,926,240	—	587,068
Consumer nonresidential	—	—	—	—	32,232,332	32,232,332	—	—
Consumer construction	—	—	—	—	—	—	—	—

Total	$275,461	$910,532	$789,316	$1,975,309	$887,433,667	$889,408,976	$48,000	$741,316

As of December 31, 2016	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days past due and still accruing	Nonaccruals
Commercial real estate	$906,738	$1,605,427	$155,200	$2,667,365	$474,183,891	$476,851,256	$155,200	$—
Commercial and industrial	—	211,548	94,082	305,630	111,755,366	112,060,996	—	94,082
Commercial construction	—	—	—	—	53,166,871	53,166,871	—	—
Consumer residential	1,135,961	—	—	1,135,961	105,413,459	106,549,420	—	—
Consumer nonresidential	—	9,986	—	9,986	19,537,565	19,547,551	—	—
Consumer construction	—	—	—	—	—	—	—	—

Total	$2,042,699	$1,826,961	$249,282	$4,118,942	$764,057,152	$768,176,094	$155,200	$94,082

        There were overdrafts of $162,231 and $77,479 at December 31, 2017 and 2016 which have been reclassified from deposits to loans. At December 31, 2017 and 2016, loans with a carrying value of $128,748,012 and $81,107,118 were pledged to the Federal Home Loan Bank of Atlanta.

        There was one commercial real estate and one commercial and industrial loan in the loan portfolio that defaulted during the year ended December 31, 2017. This resulted in the recording of $3,866,098

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 4. Loans and Allowance for Loan Losses (Continued)

of other real estate owned. A summary of the troubled debt restructurings presented by loan class follows for the years ended December 31, 2017 and 2016:

For the year ended December 31, 2017

Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	—	$—	$—
Commercial and industrial	1	203,567	187,486
Commercial construction	—	—	—
Consumer residential	—	—	—
Consumer nonresidential	1	9,517	4,833
Consumer construction	—	—	—

Total	2	$213,084	$192,319

For the year ended December 31, 2016

Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	1	$6,182,709	$6,182,709
Commercial and industrial	2	677,774	677,774
Commercial construction	—	—	—
Consumer residential	—	—	—
Consumer nonresidential	—	—	—
Consumer construction	—	—	—

Total	3	$6,860,483	$6,860,483

        As of December 31, 2017 and 2016, the Company has a recorded investment in troubled debt restructurings of $1,671,379 and $11,522,972 respectively.

        The concessions made in troubled debt restructurings were extensions of the maturity dates or reductions in the stated interest rate for the remaining life of the debt.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 5. Other Real Estate Owned

        Other real estate owned activity was as follows for December 31, 2017. The Company had no other real estate owned as of December 31, 2016.

2017
Beginning Balance	$—
Loans transferred to real estate owned	2,790,609
Capitalized expenditures	—
Gain on foreclosure	1,075,489
Sales of other real estate owned	—

Ending Balance	$3,866,098

        At December 31, 2017 and 2016, there were no foreclosed residential real estate properties recorded in other real estate owned as a result of obtaining physical possession of the property and there was no residential real estate properties for which formal foreclosure proceedings are in process.

Note 6. Premises and Equipment

        A summary of the cost and accumulated depreciation of premises and equipment follows:

	2017	2016
Leasehold improvements	$2,586,030	$2,367,030
Furniture, fixtures and equipment	3,246,296	3,010,721
Computer software	369,273	323,078

	$6,201,599	$5,700,829
Less: accumulated depreciation	4,965,779	4,430,087

	$1,235,820	$1,270,742

        For the years ended December 31, 2017 and 2017, depreciation expense was $535,692 and $523,392, respectively.

        As of October 31, 2017, the Company has a non-cancellable lease agreement for the operating headquarters and a branch in Fairfax, Virginia. The lease states that if the Company holds possession of the premises after the expiration date, the Company shall become a tenant on a month-to-month basis. The monthly rental payment shall continue as provided unless notice is given. The lease expires November 30, 2027.

        In July 2017, the Company entered into a non-cancellable lease agreement to operate a branch and operations center in Manassas, Virginia. The lease expires December 31, 2022. The lease contains an option to extend for two five-year periods.

        In December 2010, the Company entered into a five-year lease agreement to operate a branch in Reston, Virginia. The lease, which is cancellable with penalty, expires December 31, 2020. The lease contains an option to extend for two five-year periods.

        In October 2012, the Company assumed the remaining term of a non-cancellable 10-year lease agreement to operate a branch in Arlington, Virginia. The lease expires on July 31, 2018. The lease

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 6. Premises and Equipment (Continued)

contains an option to extend for two five-year periods. As part of the acquisition accounting, the Company recorded a liability for the terms of the lease relative to the market terms at the time of the acquisition. The liability is accreted against rent expense over the remaining lease term.

        In May 2013, the Company entered into a 10-year lease agreement to operate a branch in Springfield, Virginia. The lease, which is cancellable with penalty, expires August 31, 2023. The lease contains an option to extend for two five-year periods.

        In March 2016, the Company entered into a 10-year lease agreement to operate a branch in Ashburn, Virginia. The lease, which is cancellable with penalty, expires August 31, 2026.

        Total rent expense for the years ended December 31, 2017 and 2016 amounted to $1,113,846 and $1,029,109, respectively.

        The minimum base rent for the remainder of the leases are as follows:

2018	$1,129,940
2019	1,212,001
2020	1,248,716
2021	1,183,464
2022	1,144,714
Thereafter	3,306,056

$9,224,892

Note 7. Deposits

        Remaining maturities on certificates of deposit are as follows:

2018	$262,207,559
2019	80,531,334
2020	19,330,339
2021	7,694,270
2022	3,852,770
Thereafter	—

$373,616,272

        Total time deposits of $250,000 and greater were $119,791,787 and $75,872,386 at December 31, 2017 and 2016, respectively.

        At December 31, 2017 and 2016, the Company had one and four customer relationships, whose related balance on deposit exceeded 5% of outstanding deposits. These customer relationships comprise 9% of outstanding deposits at December 31, 2017 and 25% of outstanding deposits at December 31, 2016.

        Brokered deposits totaled $177,465,823 and $85,256,573 at December 31, 2017 and 2016, respectively.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 8. Federal Home Loan Bank (FHLB) Advances and Other Borrowings

        The Company had no FHLB advances at December, 31, 2017. FHLB advances at December 31, 2016 totaled $27,000,000.

        At December 31, 2017, 1-4 family residential loans with a book value of $1,489,248, multi-family residential loans with a book value of $7,389,112, home equity lines of credit with a book value of $7,983,047 and commercial real estate loans with book value of $111,886,605 were pledged against an available line of credit with the Federal Home Loan Bank totaling $169,151,000 as of December 31, 2017. The Bank obtained a letter of credit with the FHLB in the amount of $80,000,000 for the purpose of collateral against Virginia public deposits. The remaining lendable collateral value at December 31, 2017 totaled $10,708,594.

        The Company has unsecured lines of credit with correspondent banks totaling $44,000,000 and $37,000,000 at December 31, 2017 and 2016, available for overnight borrowing. At December 31, 2017 and 2016, these lines of credit with correspondent banks were not drawn upon.

Note 9. Subordinated Notes

        On June 20, 2016, the Company issued $25,000,000 in private placement of fixed-to-floating subordinated notes due June 30, 2026. Interest is payable at 6.00% per annum, from and including June 20, 2016 to, but excluding June 30, 2021, payable semi-annually in arrears. From and including June 30, 2021 to the maturity date or early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR rate plus 487 basis points, payable quarterly in arrears.

        The Company may, at its option, beginning with the interest payment date of June 30, 2021 and on any scheduled interest payment date thereafter redeem the subordinated notes, in whole or in part, upon not fewer than 30 nor greater than 60 days' notice to holders, at a redemption price equal to 100% of the principal amount of the subordinated notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. Any partial redemption will be made pro rata among all of the holders.

        The subordinated notes qualify as Tier 2 capital for the Company to the fullest extent permitted under the BASEL III capital rules. When contributed to the capital of the Bank, the proceeds of the subordinated notes may be included in Tier 1 capital for the Bank. At December 31, 2017 and 2016, $21,000,000 of the proceeds of the Company's subordinated notes have been included in the Bank's Tier 1 capital.

Note 10. Related Party Transactions

        Officers, directors and their affiliates had borrowings of $11,453,515 and $8,811,847 at December 31, 2017 and 2016 with the Company. During the years ended December 31, 2017 and 2016, total principal additions were $3,126,857 and $5,235,095 and total principal payments were $485,189 and $1,402,124, respectively.

        Related party deposits amounted to $22,952,738 and $24,059,602 at December 31, 2017 and 2016, respectively.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 11. Income Taxes

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2017 and 2016 are presented below:

	2017	2016
Deferred Tax Assets:
Allowance for loan losses	$1,622,330	$2,193,844
Net operating loss carryforward	258,542	446,812
Bank premises and equipment and deferred rent	279,619	417,233
Unrealized loss on securities available for sale	449,453	686,410
Nonqualified stock options and restricted stock	261,007	364,321
Organizational and start-up expenses	68,446	130,431
Acquisition accounting adjustments	58,250	102,849
Non-accrual loan interest	3,413	876
Deferred loan (fees) costs	153,646	25,341

Net Deferred Tax Assets	$3,154,706	$4,368,117

        As part of the 2012 acquisition, the Company acquired approximately $1.7 million of unused net operating loss carryforwards. The Company may utilize the carryforwards, subject to certain limitations, through 2032. The income tax expense charged to operations for the years ended December 31, 2017 and 2016 consists of the following:

	2017	2016
Current tax expense	$5,518,450	$3,884,480
Deferred tax expense (benefit)(1)	1,327,274	(313,357)

	$6,845,724	$3,571,123

(1)
The deferred tax expense for December 31, 2017 includes the impact of the Tax Act as described in Note 1.

        Income tax expense differed from amounts computed by applying the U.S. federal income tax rate to income, before income tax expense as a result of the following:

	2017	2016
Computed "expected" tax expense	$5,023,450	$3,582,833
Increase (decrease) in income taxes resulting from:
Non-deductible expense	154,025	153,922
Tax free income	(328,677)	(135,531)
Deferred tax asset adjustment for enacted change in tax rate	2,036,284	—
Other	(39,358)	(30,101)

	$6,845,724	$3,571,123

        The Company files income tax returns in the U.S. federal jurisdiction. With few exceptions, the Company is no longer subject to U.S. federal examination by tax authorities for years prior to 2014.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 12. Financial Instruments with Off-Balance Sheet Risk

        The Company is party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

        The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

        At December 31, 2017 and 2016, the following financial instruments were outstanding which contract amounts represent credit risk:

	2017	2016
Commitments to grant loans	$23,078,095	$41,536,793
Unused commitments to fund loans and lines of credit	170,802,095	142,566,701
Commercial and standby letters of credit	9,724,767	3,424,258

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

        Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

        Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments, if deemed necessary.

        The Company maintains its cash accounts with the Federal Reserve and correspondent banks. The total amount of cash on deposit in correspondent banks exceeding the federally insured limits was $607,703 and $108,858 at December 31, 2017 and 2016, respectively.

Note 13. Minimum Regulatory Capital Requirements

        Banks and bank holding companies are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 13. Minimum Regulatory Capital Requirements (Continued)

adequacy guidelines and the regulatory framework for prompt corrective action, financial institutions must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A financial institution's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        The final rules implementing Basel Committee on Banking Supervision's capital guidelines for U.S. banks (the Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. As a part of the new requirements, the Common Equity Tier 1 Capital ratio is calculated and utilized in the assessment of capital for all institutions. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.625% for 2016 to 2.50% by 2019. The capital conservation buffer for 2017 is 1.25%. Management believes as of December 31, 2017 and 2016, the Company meets all capital adequacy requirement to which they are subject.

        Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2017 and 2016, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

        Federal and state banking regulations place certain restrictions on dividends paid by the Company. The total amount of dividends which may be paid at any date is generally limited to retained earnings of the Company.

        The following table shows the minimum capital requirement and capital position for the Company for December 31, 2017 and for the Bank at December 31, 2017 and 2016.

FVCBankcorp, Inc. (Consolidated)

	Actual		Minimum Capital Requirement(1)
	Amount	Ratio	Amount	Ratio
			(Amounts in Thousands)
As of December 31, 2017:
Total Risk Based Capital (to Risk Weighted Assets)	$131,410	13.46%	$90,337	9.250%
Tier 1 Capital (to Risk Weighted Assets)	$99,358	10.17%	$70,805	7.250%
Common Tier 1 (CET1) (to Risk Weighted Assets)	$99,358	10.17%	$56,155	5.750%
Tier 1 Capital (to Average Assets)	$99,358	9.81%	$40,523	4.000%

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 13. Minimum Regulatory Capital Requirements (Continued)

First Virginia Community Bank

	Actual		Minimum Capital Requirement(1)		Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Amounts in Thousands)
As of December 31, 2017:
Total Risk Based Capital (to Risk Weighted Assets)	$127,020	12.83%	$91,594	9.250%	$99,021	10.000%
Tier 1 Capital (to Risk Weighted Assets)	$119,295	12.05%	$71,790	7.250%	$79,217	8.000%
Common Tier 1 (CET1) (to Risk Weighted Assets)	$119,295	12.05%	$56,937	5.750%	$64,364	6.500%
Tier 1 Capital (to Average Assets)	$119,295	11.79%	$40,456	4.000%	$50,571	5.000%
As of December 31, 2016:
Total Risk Based Capital (to Risk Weighted Assets)	$108,764	13.16%	$71,311	8.625%	$82,679	10.000%
Tier 1 Capital (to Risk Weighted Assets)	$102,312	12.37%	$54,775	6.625%	$66,143	8.000%
Common Tier 1 (CET1) (to Risk Weighted Assets)	$102,312	12.37%	$42,373	5.125%	$53,741	6.500%
Tier 1 Capital (to Average Assets)	$102,312	11.89%	$33,072	4.000%	$43,010	5.000%

(1)
Except with regard to the Company's and Bank's Tier 1 to average assets ratio, the minimum capital requirement includes the phased-in portion of the Basel III Capital Rules capital conservation buffer.

Note 14. Stock-Based Compensation Plan

        The Company's 2008 Stock Option Plan (the Plan), which is shareholder-approved, was adopted to advance the interests of the Company by providing selected key employees of the Company, their affiliates, and directors with the opportunity to acquire shares of common stock. The Plan granted options to purchase 5,858 shares of common stock to each of the 21 organizing shareholders of the Company, who had funds at risk during the Company's organizational period and assumed the financial risk that the Company would not open. These shares immediately vested upon grant. In April 2016, the shareholders approved an amendment to the Amended and Restated 2008 Stock Plan to increase the number of shares authorized for issuance under the Plan by 312,500 shares.

        The maximum number of shares with respect to which awards may be made is 2,529,296 shares of common stock, subject to adjustment for certain corporate events. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant, generally vest annually over three years of continuous service and have ten year contractual terms. At December 31, 2017, 33,868 shares were available to grant under the Plan.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 14. Stock-Based Compensation Plan (Continued)

        The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing model for determining fair value. The model employs the following assumptions:

  •
  Dividend yield—calculated as the ratio of historical dividends paid per share of common stock to the stock price on the date of grant;

  •
  Expected life (term of options)—based on the average contractual life and vesting schedule for the respective options;

  •
  Expected volatility—based on the monthly historical volatility of the stock price of similar banks over the expected life of the options;

  •
  Risk-free interest rate—based upon the U.S. Treasury bill rate in effect at date of grant for bonds with a maturity equal to the expected life of the options.

        A summary of option activity under the Plan as of December 31, 2017, and changes during the year then ended is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
Outstanding at January 1, 2017	2,302,113	$7.69	6.40
Granted	625	15.20
Exercised	(77,144)	5.83
Forfeited or expired	(7,384)	9.98

Outstanding at December 31, 2017	2,218,210	$7.74	5.51	$21,683,068

Exercisable at December 31, 2017	1,772,807	$7.11	4.92	$18,457,355

(1)
The aggregate intrinsic value of stock options represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2017. This amount changes based on changes in the market value of the Company's stock.

        The weighted average grant date fair value of options granted during the years ended December 31, 2017 and 2016 was $3.08 and $2.85, respectively.

        The compensation cost that has been charged to income for the plan was $627,544 and $697,809 for 2017 and 2016, respectively. As of December 31, 2017, there was unamortized compensation expense of $738,351 that will be amortized over 46 months. Tax benefits recognized for qualified stock options during 2017 and 2016 totaled $39,360 and $91,953.

        Stock option information has been retroactively adjusted for the five-for-four stock splits declared in August 2017 and June 2016.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 14. Stock-Based Compensation Plan (Continued)

        A summary of the Company's restricted stock grant activity as of December 31, 2017 is shown below. Prior to January 1, 2017, the Company had no restricted stock grants outstanding.

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2017	—	$—
Granted	66,155	17.50
Vested	—	—
Forfeited	—	—

Balance at December 31, 2017	66,155	$17.50

        As of December 31, 2017, there was $1,130,249 of total unrecognized compensation cost related to nonvested restricted shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 47 months.

Note 15. Fair Value Measurements

Determination of Fair Value

        The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with Fair Value Measurements and Disclosures topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

        The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 15. Fair Value Measurements (Continued)

Fair Value Hierarchy

        In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1	—	Valuation is based on quoted prices in active markets for identical assets and liabilities.
Level 2	—
Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.
Level 3	—	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

        The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

        Securities available-for-sale:    Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2).

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 15. Fair Value Measurements (Continued)

        The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016:

		Fair Value Measurements at December 31, 2017 Using
		Quoted Prices in Active Markets for Identical Assets
			Significant Other Observable Inputs
				Significant Unobservable Inputs
	Balance as of December 31, 2017
Description		(Level 1)	(Level 2)	(Level 3)
Assets
Available-for-sale
Securities of U.S. government and federal agencies	$968,133	$—	$968,133	$—
Securities of state and local municipalities tax exempt	3,716,303	—	3,716,303	—
Securities of state and local municipalities taxable	2,552,587	—	2,552,587	—
Corporate bonds	4,996,038	—	4,996,038	—
Certificates of deposit	490,399	—	490,399	—
SBA pass-through securities	246,047	—	246,047	—
Mortgage-backed securities	83,212,785	—	83,212,785	—
Collateralized mortgage obligations	19,769,929	—	19,769,929	—

Total Available-for-Sale Securities	$115,952,221	$—	$115,952,221	$—

		Fair Value Measurements at December 31, 2016 Using
		Quoted Prices in Active Markets for Identical Assets
			Significant Other Observable Inputs
				Significant Unobservable Inputs
	Balance as of December 31, 2016
Description		(Level 1)	(Level 2)	(Level 3)
Assets
Available-for-sale
Securities of U.S. government and federal agencies	$961,030	$—	$961,030	$—
Securities of state and local municipalities tax exempt	3,617,735	—	3,617,735	—
Securities of state and local municipalities taxable	2,770,599	—	2,770,599	—
Corporate bonds	7,023,893	—	7,023,893	—
Corporate securities	511,200	—	511,200	—
Certificates of deposit	744,301	—	744,301	—
SBA pass-through securities	305,790	—	305,790	—
Mortgage-backed securities	79,425,043	—	79,425,043	—
Collateralized mortgage obligations	16,868,520	—	16,868,520	—

Total Available-for-Sale Securities	$112,228,111	$—	$112,228,111	$—

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 15. Fair Value Measurements (Continued)

        Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower of cost or market accounting or write-downs of individual assets.

        The following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a nonrecurring basis in the financial statements:

        Impaired Loans:    Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing a market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction, has the value derived by discounting comparable sales due to lack of similar properties, or is discounted by the Company due to marketability, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business's financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Statements of Income. No loans were recorded at fair value at December 31, 2017 or December 31, 2016.

        Other Real Estate Owned:    Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach with data from comparable properties. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available, which results in a Level 3 classification of the inputs for determining fair value. Other real estate owned properties are evaluated regularly for impairment and adjusted accordingly.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 15. Fair Value Measurements (Continued)

        The following table summarizes the Company's assets that were measured at fair value on a nonrecurring basis at December 31, 2017:

		Fair Value Measurements at December 31, 2017 Using
		Quoted Prices in Active Markets for Identical Assets
			Significant Other Observable Inputs
				Significant Unobservable Inputs
	Balance as of December 31, 2017
Description		(Level 1)	(Level 2)	(Level 3)
Assets
Other Real Estate Owned	$3,866,098	$—	$—	$3,866,098

        The following table displays quantitative information about Level 3 Fair Value Measurements for December 31, 2017:

Quantitative information about Level 3 Fair Value Measurements for December 31, 2017
Assets	Fair Value	Valuation Technique(s)	Unobservable input	Range
Other real estate owned	$3,866,098	Discounted appraised value	Selling costs	10.51%

        The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. The aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

        The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and Due from Banks and Federal Funds Sold

        The carrying amounts of cash and due from banks and federal funds sold approximate their fair value.

Securities

        Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or third party vendor pricing models.

Interest-Bearing Deposits at Other Financial Institutions

        The carrying amounts of interest-bearing deposits at other financial institutions payable on demand, consisting of money market deposits, approximate fair value. Fair value of fixed-rate

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 15. Fair Value Measurements (Continued)

certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar original maturities.

Restricted Stock

        The carrying amount of Federal Reserve Bank stock, Federal Home Loan Bank stock and Community Bankers' Bank Stock approximates fair value based on redemption provisions.

Loans Receivable

        For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one to four family residential), credit-card loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for business real estate and business loans are estimated using a discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Bank Owned Life Insurance

        Bank owned life insurance represents insurance policies on senior officers of the Company. The cash values of the policies are estimated using information provided by insurance carriers. These policies are carried at their cash surrender values, which approximates fair values.

Accrued Interest

        The carrying amount of accrued interest approximates fair value.

Deposits

        The carrying amounts of deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, and saving deposits approximate fair value. Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar original maturities.

FHLB Advances

        The fair value of FHLB advances is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered of advance with similar original maturities.

Subordinated Notes

        The fair value of the subordinated notes are estimated using discounted cash flow analyses based on the current borrowing rates for similar for similar types of borrowing arrangements.

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 15. Fair Value Measurements (Continued)

Off-Balance Sheet Financial Instruments

        At December 31, 2017 and 2016, the fair values of loan commitments and standby letters of credit are immaterial. Therefore, they have not been included in the following table.

		Fair Value Measurements as of December 31, 2017, using
		Quoted Prices in Active Markets for Identical Assets
			Significant Unobservable Inputs	Significant Unobservable Inputs
	Carrying Amount
		Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$7,427,599	$7,427,599	$—	$—
Interest-bearing deposits at other institutions	15,139,300	15,139,300	—	—
Securities held-to-maturity	1,760,257	—	1,762,088
Securities available-for-sale	115,952,221	—	115,952,221	—
Restricted stock	3,438,200	—	3,438,200	—
Loans, net	880,951,947	—	—	876,569,000
Bank owned life insurance	15,968,610	—	15,968,610	—
Accrued interest receivable	2,964,161	—	2,964,161	—
Financial liabilities:
Checking, savings and money market accounts	$554,546,315	$—	$554,546,315	$—
Time deposits	373,616,272	—	371,782,000	—
Subordinated notes	24,327,274	—	23,462,000	—
Accrued interest payable	416,744	—	416,744	—

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 15. Fair Value Measurements (Continued)

		Fair Value Measurements as of December 31, 2016, using
		Quoted Prices in Active Markets for Identical Assets
			Significant Unobservable Inputs	Significant Unobservable Inputs
	Carrying Amount
		Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$5,174,470	$5,174,470	$—	$—
Interest-bearing deposits at other institutions	3,509,686	3,509,686	—	—
Securities held-to-maturity	1,759,763	—	1,754,084
Securities available-for-sale	112,228,111	—	112,228,111	—
Restricted stock	4,431,900	—	4,431,900	—
Loans, net	761,649,079	—	—	769,435,000
Bank owned life insurance	10,828,189	—	10,828,189	—
Accrued interest receivable	2,496,427	—	2,496,427	—
Financial liabilities:
Checking, savings and money market accounts	$534,942,937	$—	$534,942,937	$—
Time deposits	241,048,042	—	240,449,000	—
FHLB advances and Subordinated notes	51,247,346	—	49,690,000	—
Accrued interest payable	170,367	—	170,367	—

Note 16. Earnings Per Share

        Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of stock which then shared in the earnings of the Company.

        Earnings per share has been retroactively adjusted for the five-for-four stock splits declared in August 2017 and June 2016.

        The following shows the weighted average number of shares used in computing earnings per share and the effect of weighted average number of shares of dilutive potential common stock. Dilutive potential common stock has no effect on income available to common shareholders. There were 625

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 16. Earnings Per Share (Continued)

and 273,302 shares, respectively, excluded from 2017 and 2016 the calculation because their effects were anti-dilutive.

	2017	2016
Net income	$7,689,721	$6,932,637
Weighted average number of shares	10,434,709	10,169,711
Options effect of dilutive securities	1,110,699	752,760

Weighted average diluted shares	11,545,408	10,922,471

Basic EPS	$0.74	$0.68
Diluted EPS	$0.67	$0.63

Note 17. Accumulated Other Comprehensive Income (Loss)

        Changes in accumulated other comprehensive income (AOCI) for the years ended December 31, 2017 and 2016 are shown in the following table. The Company has only one component, which is available-for-sale securities, for the years presented.

Available-for-Sale Securities	2017	2016
Balance, beginning of period	$(1,299,032)	$(613,930)
Net unrealized gains (losses) during the period	2,606	(638,160)
Net reclassification adjustment for gains realized in income	(107,434)	(46,942)

Other comprehensive (loss), net of tax	(104,828)	(685,102)
Reclassification of stranded effects from change in tax rate	(289,660)	—

Balance, end of period	$(1,693,520)	$(1,299,032)

        The following table presents information related to reclassifications from accumulated other comprehensive income.

	Amount Reclassified from AOCI into Income For the Years Ended December 31,
			Affected Line Item in the Consolidated Statements of Income
Details about AOCI	2017	2016
Available-for-sale securities	$164,171	$71,124	Gain on sale of securities available-for-sale
Tax effects	(56,737)	(24,182)	Income tax expense

Total	$107,434	$46,942	Net of tax

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 18. Parent Company Only Financial Statements

        The FVCBankcorp, Inc. (Parent Company only) condensed financial statements are as follows:

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CONDITION
December 31, 2017 and 2016

Assets	2017	2016
Cash and cash equivalents	$2,453,784	$748,475
Securities available-for-sale	1,015,000	1,511,200
Investment in subsidiary	118,211,118	101,360,729
Other assets	152,481	146,427

Total assets	$121,832,383	$103,766,831

Liabilities and Stockholders' Equity
Subordinated notes	$24,327,274	$24,247,346
Other liabilities	(777,876)	(291,953)

Total liabilities	$23,549,398	$23,955,393

Total stockholders' equity	$98,282,985	$79,811,438

Total liabilities and stockholders' equity	$121,832,383	$103,766,831

PARENT COMPANY ONLY CONDENSED STATEMENTS OF OPERATIONS
December 31, 2017 and 2016

	2017	2016
Income:
Interest on securities available-for-sale	$65,181	$2,889
Interest on subordinated notes	(1,579,928)	(841,165)
Gains on sale of securities available-for-sale	119,171	—

Total income (loss)	$(1,395,576)	$(838,276)

Salaries and employee benefits	(596,644)	(706,269)
Audit, legal and consulting fees	(108,247)	(111,206)
Other operating expenses	(183,717)	(183,548)

Total expense	(888,608)	(1,001,023)

Net income (loss) before income taxes and equity in undistributed earnings of subsidiary	$(2,284,184)	$(1,839,299)

Income tax benefit	(788,043)	(556,248)

Equity in undistributed earnings of subsidiary	9,185,862	8,215,688

Net income	$7,689,721	$6,932,637

FVCBANKCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

Note 18. Parent Company Only Financial Statements (Continued)

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS
December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities
Net income	$7,689,721	$6,932,637
Equity in undistributed earnings of subsidiary	(9,185,862)	(8,215,688)
Stock-based compensation expense	627,544	697,809
Realized gains on securities sales	(119,171)	—
Change in other assets and liabilities	(662,048)	(546,014)

Net cash used in operating activities	$(1,649,816)	$(1,131,256)

Cash Flows From Investing Activities
Proceeds from sales of securities available-for-sale	596,015	(1,482,019)
Pushdown of capital to bank subsidiary	(7,500,000)	(21,000,000)

Net cash used in investing activities	$(6,903,985)	$(22,482,019)

Cash Flows From Financing Activities
Issuance of subordinated notes, net	$—	$24,247,346
Cash paid in lieu of fractional shares	(4,250)	(5,250)
Stock options exercised	263,360	119,654
Common stock issuance	10,000,000	—

Net cash provided by financing activities	$10,259,110	$24,361,750

Net increase in cash and cash equivalents	$1,705,309	$748,475
Cash and cash equivalents, beginning of year	748,475	—

Cash and cash equivalents, end of year	$2,453,784	$748,475

Note 19. Subsequent Events

        In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 22, 2018, the date the financial statements were available to be issued. Based on the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment to or disclosure in the audited consolidated financial statements.

Annex E

Unaudited Consolidated Financial Statements

of

FVCBankcorp, Inc.

For the Six Months ended June 30, 2018

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF FVCBANCORP, INC.

FVCBankcorp, Inc. and Subsidiary

Consolidated Balance Sheets

June 30, 2018 and December 31, 2017

(In thousands, except share data)

			June 30, 2018	December 31, 2017
			(Unaudited)
Assets
Cash and due from banks			$6,309	$7,428
Interest-bearing deposits at other financial institutions			30,734	15,139
Securities held-to-maturity (fair value of $1.7 million and $1.8 million at June 30, 2018 and December 31, 2017, respectively)			1,761	1,760
Securities available-for-sale, at fair value			117,083	115,952
Restricted stock, at cost			3,800	3,438
Loans, net of allowance for loan losses of $8.3 million and $7.8 million at June 30, 2018 and December 31, 2017, repectively			947,343	880,952
Premises and equipment, net			1,401	1,236
Accrued interest receivable			3,234	2,964
Prepaid expenses			1,260	698
Deferred tax assets, net			5,662	3,155
Core deposit intangible, net			88	99
Bank owned life insurance (BOLI)			16,187	15,969
Other real estate owned (OREO)			3,866	3,866
Other assets			721	568

Total assets			$1,139,449	$1,053,224

Liabilities and Stockholders' Equity
Liabilities
Deposits:
Noninterest-bearing			$284,452	$175,446
Interest-bearing checking, savings and money market			396,667	379,101
Time deposits			327,777	373,616

Total deposits			$1,008,896	$928,163

Subordinated notes, net of issuance costs			$24,367	$24,327
Accrued interest payable			549	417
Accrued expenses and other liabilities			1,671	2,034

Total liabilities			$1,035,483	$954,941

Commitments and Contingent Liabilities
Stockholders' Equity
	2018	2017
Preferred stock, $0.01 par value
Shares authorized	1,000,000	1,000,000
Shares issued and outstanding	—	—	—	—
Common stock, $0.01 par value
Shares authorized	20,000,000	20,000,000
Shares issued and outstanding	11,076,266	10,868,984	111	109
Additional paid-in capital			75,411	74,008
Retained earnings			31,933	25,859
Accumulated other comprehensive (loss), net			(3,489)	(1,693)

Total stockholders' equity			$103,966	$98,283

Total liabilities and stockholders' equity			$1,139,449	$1,053,224

See Notes to Consolidated Financial Statements.

FVCBankcorp, Inc. and Subsidiary

Consolidated Statements of Income

For the three and six months ended June 30, 2018 and 2017

(In thousands, except share data)

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Interest and Dividend Income
Interest and fees on loans	$11,292	$9,132	$21,865	$17,833
Interest and dividends on securities held-to-maturity	13	13	26	25
Interest and dividends on securities available-for-sale	673	581	1,330	1,187
Dividends on restricted stock	60	63	113	118
Interest on deposits at other financial institutions	32	12	77	26

Total interest and dividend income	$12,070	$9,801	$23,411	$19,189

Interest Expense
Interest on deposits	$2,286	$1,421	$4,434	$2,782
Interest on federal funds purchased	1	1	1	2
Interest on short-term debt	32	96	67	129
Interest on long-term debt	—	—	—	1
Interest on subordinated notes	395	395	790	790

Total interest expense	$2,714	$1,913	$5,292	$3,704

Net Interest Income	$9,356	$7,888	$18,119	$15,485
Provision for loan losses	281	165	639	515

Net interest income after provision for loan losses	$9,075	$7,723	$17,480	$14,970

Noninterest Income
Service charges on deposit accounts	$152	$140	$293	$256
Gains on sale of securities available-for-sale	—	23	—	119
BOLI income	108	111	219	625
Other fee income	103	84	236	151

Total noninterest income	$363	$358	$748	$1,151

Noninterest Expenses
Salaries and employee benefits	$3,324	$3,007	$6,509	$5,848
Occupancy and equipment expense	580	539	1,152	1,113
Data processing and network administration	285	259	565	497
State franchise taxes	296	260	592	536
Audit, legal and consulting fees	132	111	288	229
Merger and acquisition expense	397	—	397	—
Loan related expenses	61	48	118	150
FDIC insurance	117	130	225	211
Marketing, business development and advertising	94	105	180	197
Director fees	122	93	233	192
Postage, courier and telephone	48	40	100	88
Internet banking	75	60	142	114
Dues, memberships & publications	42	30	82	60
Bank insurance	44	35	80	64
Printing and supplies	32	29	61	56
Bank charges	34	18	69	37
State assessments	36	30	72	60
Core deposit intangible amortization	5	5	10	10
Other operating expenses	98	45	207	99

Total noninterest expenses	$5,822	$4,844	$11,082	$9,561

Net income before income tax expense	$3,616	$3,237	$7,146	$6,560
Income tax expense	539	1,117	1,072	2,110

Net income	$3,077	$2,120	$6,074	$4,450

Earnings per share, basic	$0.28	$0.21	$0.55	$0.44

Earnings per share, diluted	$0.26	$0.20	$0.50	$0.41

See Notes to Consolidated Financial Statements.

FVCBankcorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

For the three and six months ended June 30, 2018 and 2017

(In thousands)

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Net income	$3,077	$2,120	$6,074	$4,450
Other comprehensive gain (loss):
Unrealized gain (loss) on securities available for sale, net of tax expense of $105.5 thousand and $477.4 thousand for the three and six months ended June 30, 2018, repectively, net of tax benefit $120.2 thousand and $185.6 thousand for the three and six months ended June 30, 2017, respectively.	(397)	233	(1,796)	360
Reclassification adjustment for gains realized in income, net of tax of $0 for the three and six months ended June 30, 2018, and net of tax $7.9 thousand and $40.5 thousand for the three and six months ended June 30, 2017, respectively.	—	(15)	—	(78)

Total other comprehensive income (loss)	$(397)	$218	$(1,796)	$282

Total comprehensive income	$2,680	$2,338	$4,278	$4,732

See Notes to Consolidated Financial Statements.

FVCBankcorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2018 and 2017

(In thousands)

(Unaudited)

	2018	2017
Cash Flows From Operating Activities
Reconciliation of net income to net cash provided by operating activities:
Net income	$6,074	$4,450
Depreciation	224	277
Provision for loan losses	639	515
Net amortization of premium of securities	281	275
Net amortization of deferred loan costs and purchase premiums	657	760
Amortization of subordinated debt issuance costs	40	40
Stock-based compensation expense	350	354
BOLI income	(219)	(182)
Realized gains on securities sales	—	(119)
Core deposits intangible amortization	10	10
Changes in assets and liabilities:
Increase in accrued interest receivable, prepaid expenses and other assets	(3,014)	(274)
Decrease in accrued interest payable, accrued expenses and other liabilities	(230)	(1,237)

Net cash provided by operating activities	$4,812	$4,869

Cash Flows From Investing Activities
Increase in interest-bearing deposits at other financial institutions	$(15,595)	$(25,562)
Purchases of securities available-for-sale	(11,815)	(5,166)
Proceeds from sales of securities available-for-sale	—	586
Proceeds from redemptions of securities available-for-sale	8,130	6,699
Net (purchase) redemption of restricted stock	(362)	819
Net increase in loans	(67,687)	(31,124)
Proceeds of BOLI, net	—	(4,729)
Purchases of premises and equipment, net	(389)	(384)

Net cash used in investing activities	$(87,718)	$(58,861)

Cash Flows From Financing Activities
Net increase in noninterest-bearing, interest-bearing checking, savings, and money market deposits	$126,572	$17,902
Net (decrease) increase in time deposits	(45,839)	62,550
Decrease in FHLB advances	—	(22,900)
Common stock issuance	1,055	150

Net cash provided by financing activities	$81,788	$57,702

Net (decrease) increase in cash and cash equivalents	$(1,118)	$3,710
Cash and cash equivalents, beginning of year	7,428	5,174

Cash and cash equivalents, end of year	$6,310	$8,884

Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$5,160	$3,673

Cash payments for income taxes	$3,632	$3,274

Supplemental Disclosures of Noncash Investing Activity
Unrealized (losses) gains on securities available for sale	$(2,273)	$430

See Notes to Consolidated Financial Statements.

FVCBankcorp, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity

For the six months ended June 30, 2018 and 2017

(In thousands)

(Unaudited)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2016	8,143	$82	$63,145	$17,884	$(1,299)	$79,812
Net income	—	—	—	4,450	—	4,450
Other comprehensive income	—	—	—	—	282	282
5-for-4 stock split	2,036	20	(20)	—	—	—
Common stock issuance for options exercised	46	—	150	—	—	150
Stock-based compensation expense	—	—	354	—	—	354

Balance at June 30, 2017	10,225	$102	$63,629	$22,334	$(1,017)	$85,048

Balance at December 31, 2017	10,869	$109	$74,008	$25,859	$(1,693)	$98,283
Net income	—	—	—	6,074	—	6,074
Other comprehensive loss	—	—	—	—	(1,796)	(1,796)
Common stock issuance for options exercised	207	2	1,053	—	—	1,055
Stock-based compensation expense	—	—	350	—	—	350

Balance at June 30, 2018	11,076	$111	$75,411	$31,933	$(3,489)	$103,966

See Notes to Consolidated Financial Statements.

Notes to Unaudited Consolidated Financial Statements

(In thousands)

Note 1. Organization and Summary of Significant Accounting Policies

Organization

        FVCBankcorp, Inc. (the "Company"), a Virginia corporation, was formed in 2015 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company is headquartered in Fairfax, Virginia. The Company conducts its business activities through the branch offices of its wholly owned subsidiary bank, FVCbank (the "Bank"). The Company exists primarily for the purposes of holding the stock of its subsidiary, the Bank.

        The Bank was organized under the laws of the Commonwealth of Virginia to engage in a general banking business serving the Washington, D.C. metropolitan area. The Bank commenced regular operations on November 27, 2007 and is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. It is subject to the regulations of the Federal Reserve System and the State Corporation Commission of Virginia. Consequently, it undergoes periodic examinations by these regulatory authorities.

Basis of Presentation

        The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information and follow general practice within the banking industry. Accordingly, the unaudited consolidated financial statements do not include all the information and footnotes required by U.S. GAAP for complete financial statements; however, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of the interim periods presented have been made. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 2017 Annual Report. Certain prior period amounts have been reclassified to conform to current period presentation.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company. All material intercompany balances and transactions have been eliminated in consolidation.

Significant Accounting Policies

        The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. There have been no changes to these policies during the six months ended June 30, 2018.

Recent Accounting Pronouncements

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." Among other things, in the amendments in ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged.

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company has six leases and is currently assessing the impact that ASU 2016-02 will have on its consolidated financial statements.

        In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The amendments in this ASU are effective for U.S. Securities and Exchange Commission (SEC) filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For public companies that are not SEC filers, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is currently identifying third party vendors to assist in the measurement of expected credit losses under this standard and has identified an implementation committee to assess the impact that ASU 2016-13 will have on its consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-04, "Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment." The amendments in this ASU simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Instead, under the amendments in this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. Public business entities that are SEC filers should adopt the amendments in this ASU for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Public business entities that are not SEC filers should adopt the amendments in this ASU for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of ASU 2017-04 to have a material impact on its consolidated financial statements.

        In March 2017, the FASB issued ASU 2017-08, "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities." The

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

amendments in this ASU shorten the amortization period for certain callable debt securities purchased at a premium. Upon adoption of the standard, premiums on these qualifying callable debt securities will be amortized to the earliest call date. Discounts on purchased debt securities will continue to be accreted to maturity. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Upon transition, entities should apply the guidance on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption and provide the disclosures required for a change in accounting principle. The Company is currently assessing the impact that ASU 2017-08 will have on its consolidated financial statements.

        In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities." The amendments in this ASU modify the designation and measurement guidance for hedge accounting as well as provide for increased transparency regarding the presentation of economic results on both the financial statements and related footnotes. Certain aspects of hedge effectiveness assessments will also be simplified upon implementation of this update. The amendments are effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2018. Early adoption is permitted, including adoption in any interim period. The Company is currently assessing the impact that ASU 2017-12 will have on its consolidated financial statements. The Company does not expect the adoption of ASU 2017-12 to have a material impact on its consolidated financial statements.

        In February 2018, the FASB issued ASU 2018-03, "Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." The amendments provide targeted improvements to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Specifically, the amendments include clarifications related to: measurement elections, transition requirements, and adjustments associated with equity securities without readily determinable fair values; fair value measurement requirements for forward contracts and purchased options on equity securities; presentation requirements for hybrid financial liabilities for which the fair value option has been elected; and measurement requirements for liabilities denominated in a foreign currency for which the fair value option has been elected. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years beginning after June 15, 2018. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-03 to have a material impact on its consolidated financial statements.

        In June 2018, the FASB issued ASU 2018-07, "Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting." The amendments expand the scope of Topic 718 to include share-based payments issued to non-employees for goods or services, which were previously excluded. The amendments will align the accounting for share-based payments to nonemployees and employees more similarly. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-17 to have a material impact on its consolidated financial statements.

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 2. Securities

        Amortized cost and fair values of securities held-to-maturity and securities available-for-sale as of June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Held-to-maturity
Securities of state and local municipalities tax exempt	$264	$—	$(8)	$256
Securities of U.S. government and federal agencies	1,497	—	(37)	1,460

Total Held-to-maturity Securities	$1,761	$—	$(45)	$1,716

Available-for-sale
Securities of U.S. government and federal agencies	$1,000	$—	$(59)	$941
Securities of state and local municipalities tax exempt	3,686	—	(66)	3,620
Securities of state and local municipalities taxable	2,495	—	(80)	2,415
Corporate bonds	5,000	30	(62)	4,968
Certificates of deposit	490	—	(1)	489
SBA pass-through securities	222	—	(10)	212
Mortgage-backed securities	89,562	10	(3,193)	86,379
Collateralized mortgage obligations	19,045	—	(986)	18,059

Total Available-for-sale Securities	$121,500	$40	$(4,457)	$117,083

	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Held-to-maturity
Securities of state and local municipalities tax exempt	$263	$3	$—	$266
Securities of U.S. government and federal agencies	1,497	—	(1)	1,496

Total Held-to-maturity Securities	$1,760	$3	$(1)	$1,762

Available-for-sale
Securities of U.S. government and federal agencies	$1,000	$—	$(32)	$968
Securities of state and local municipalities tax exempt	3,694	23	(1)	3,716
Securities of state and local municipalities taxable	2,591	3	(41)	2,553
Corporate bonds	5,000	57	(61)	4,996
Certificates of deposit	490	—	—	490
SBA pass-through securities	254	—	(8)	246
Mortgage-backed securities	84,614	—	(1,401)	83,213
Collateralized mortgage obligations	20,453	—	(683)	19,770

Total Available-for-sale Securities	$118,096	$83	$(2,227)	$115,952

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 2. Securities (Continued)

        At June 30, 2018 securities in the amount of $662.2 thousand were pledged with the Federal Reserve Bank and $9.2 million with Treasury Board of Virginia at the Community Bankers' Bank. There were no such securities pledged as of December 31, 2017.

        The following table shows fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2018 and December 31, 2017, respectively. The reference point for determining when securities are in an unrealized loss position is month-end. Therefore, it is possible that a security's market value exceeded its amortized cost on other days during the past twelve-month period. Available-for-sale securities that have been in a continuous unrealized loss position are as follows:

	Less Than 12 Months		12 Months or Longer		Total
At June 30, 2018	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities of U.S. government and federal agencies	$—	$—	$941	$(59)	$941	$(59)
Securities of state and local municipalities tax exempt	3,620	(66)	—	—	3,620	(66)
Securities of state and local municipalities taxable	1,260	(5)	1,155	(75)	2,415	(80)
Corporate bonds	995	(5)	943	(57)	1,938	(62)
Certificates of deposit	489	(1)	—	—	489	(1)
SBA pass-through securities	—	—	212	(10)	212	(10)
Mortgage-backed securities	36,755	(1,180)	45,767	(2,013)	82,522	(3,193)
Collateralized mortgage obligations	2,399	(67)	15,660	(919)	18,059	(986)

Total	$45,518	$(1,324)	$64,678	$(3,133)	$110,196	$(4,457)

	Less Than 12 Months		12 Months or Longer		Total
At December 31, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities of U.S. government and federal agencies	$—	$—	$968	$(32)	$968	$(32)
Securities of state and local municipalities tax exempt	272	(1)	—	—	272	(1)
Securities of state and local municipalities taxable	497	(3)	1,278	(38)	1,775	(41)
Corporate bonds	1,492	(7)	946	(54)	2,438	(61)
Certificates of deposit	245	—	—	—	245	—
SBA pass-through securities	—	—	246	(8)	246	(8)
Mortgage-backed securities	38,039	(404)	44,663	(997)	82,702	(1,401)
Collateralized mortgage obligations	2,731	(28)	17,040	(655)	19,771	(683)

Total	$43,276	$(443)	$65,141	$(1,784)	$108,417	$(2,227)

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 2. Securities (Continued)

        At June 30, 2018, the Company had two held-to-maturity securities in an unrealized loss position of less than twelve months. The fair value of the securities were $1.7 million and the unrealized loss was $44.8 thousand. At December 31, 2017, the Company had one held-to-maturity security in an unrealized loss position of less than twelve months. The fair value was $1.5 million and the unrealized loss was $1.0 thousand.

        Securities of U.S. government and federal agencies:    The unrealized losses on one available-for-sale and one held-to-maturity securities were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at June 30, 2018.

        Securities of state and local municipalities:    The unrealized losses on the investments in securities of state and local municipalities were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at June 30, 2018. Five of the nine investments carry an S&P investment grade rating of AA+ or above, one has a rating of AA–, one has an AA rating, while the remaining two do not carry a rating.

        Corporate bonds:    The unrealized losses on the investments in corporate bonds were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at June 30, 2018. One of these two investments carries an S&P investment grade rating of A–. The remaining investment does not carry a rating.

        Certificates of Deposit:    The unrealized losses on two certificates of deposit were caused by interest rate increases. Certificates of deposit are cash deposits with a stated maturity at a correspondent bank of the Company. Because the Company does not intend to redeem the certificates prior to maturity, the Company does not consider those investments to be other-than-temporarily impaired at June 30, 2018.

        SBA pass-through securities:    The unrealized losses on the Company's single investment in SBA pass-through securities were caused by interest rate increases. Repayment of the principal on those investments is guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost basis of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 2. Securities (Continued)

amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at June 30, 2018.

        Mortgage-backed securities:    The unrealized losses on the Company's investment in sixty mortgage-backed securities were caused by interest rate increases. The contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost basis of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at June 30, 2018.

        Collateralized mortgage obligations (CMOs):    The unrealized loss associated with thirty-one CMOs was caused by interest rate increases. The contractual cash flows of these investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost basis of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at June 30, 2018.

        The amortized cost and fair value of securities as of June 30, 2018, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

	June 30, 2018
	Held-to-maturity		Available-for-sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Less than 1 year	$—	$—	$245	$245
After 1 year through 5 years	—	—	3,904	3,834
After 5 years through 10 years	1,761	1,716	25,529	24,776
After 10 years	—	—	91,822	88,228

Total	$1,761	$1,716	$121,500	$117,083

        For the six months ended June 30, 2018 and June 30, 2017, proceeds from maturities, calls and principal repayments of securities were $8.1 million and $6.7 million, respectively. During the six months ended June 30, 2018 and June 30, 2017, proceeds from sales of securities available-for-sale amounted to $0 and $585.8 thousand, gross realized gains were $0 and $119.2 thousand, respectively. There were no realized losses as of June 30, 2018 or June 30, 2017.

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 3. Loans and Allowance for Loan Losses

        A summary of loan balances by type follows:

	June 30, 2018	December 31, 2017
Commercial real estate	$573,426	$526,657
Commercial and industrial	110,548	98,150
Commercial construction	139,678	123,444
Consumer residential	105,840	108,926
Consumer nonresidential	27,285	32,232

	$956,777	$889,409
Less:
Allowance for loan losses	8,298	7,725
Unearned income and (unamortized premiums), net	1,136	732

Loans, net	$947,343	$880,952

        An analysis of the allowance for loan losses for the three and six months ended June 30, 2018 and 2017, and for the year ended December 31, 2017, follows:

Allowance for Loan Losses
For the three months ended June 30, 2018

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Unallocated	Total
Allowance for credit losses:
Beginning Balance	$5,140	$821	$1,249	$630	$230	$32	$8,102
Charge-offs	—	(86)	—	—	(11)	—	(97)
Recoveries	—	12	—	—	—	—	12
Provision	135	122	57	(26)	(11)	(4)	281

Ending Balance	$5,275	$869	$1,306	$604	$208	$36	$8,298

Allowance for Loan Losses
For the six months ended June 30, 2018

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Unallocated	Total
Allowance for credit losses:
Beginning Balance	$4,832	$768	$1,191	$626	$268	$40	$7,725
Charge-offs	—	(86)	—	—	(11)	—	(97)
Recoveries	—	31	—	—	—	—	31
Provision	443	156	115	(22)	(49)	(4)	639

Ending Balance	$5,275	$869	$1,306	$604	$208	$36	$8,298

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 3. Loans and Allowance for Loan Losses (Continued)

Allowance for Loan Losses
For the three months ended June 30, 2017

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Unallocated	Total
Allowance for credit losses:
Beginning Balance	$4,224	$765	$829	$565	$116	$278	$6,777
Charge-offs	—	—	—	—	—	—	—
Recoveries	—	70	—	—	—	—	70
Provision	359	(18)	78	6	(10)	(250)	165

Ending Balance	$4,583	$817	$907	$571	$106	$28	$7,012

Allowance for Loan Losses
For the six months ended June 30, 2017

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Unallocated	Total
Allowance for credit losses:
Beginning Balance	$4,266	$1,032	$375	$500	$121	$158	$6,452
Charge-offs	—	(44)	—	—	—	—	(44)
Recoveries	—	89	—	—	—	—	89
Provision	317	(260)	532	71	(15)	(130)	515

Ending Balance	$4,583	$817	$907	$571	$106	$28	$7,012

Allowance for Loan Losses
At December 31, 2017

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Unallocated	Total
Allowance for credit losses:
Beginning Balance	$4,266	$1,032	$375	$500	$121	$158	$6,452
Charge-offs	—	(44)	—	—	(33)	—	(77)
Recoveries	—	117	—	—	33	—	150
Provision	566	(337)	816	126	147	(118)	1,200

Beginning Balance	$4,832	$768	$1,191	$626	$268	$40	$7,725

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 3. Loans and Allowance for Loan Losses (Continued)

        The following tables present the recorded investment in loans and impairment at June 30, 2018 and December 31, 2017, by portfolio segment:

Allowance for Loan Losses
At June 30, 2018

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Unallocated	Total
Allowance for credit losses:
Ending Balance:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	5,275	869	1,306	604	244	—	8,298

	$5,275	$869	$1,306	$604	$244	$—	$8,298

Loans Receivable
At June 30, 2018

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Unallocated	Total
Financing receivables:
Ending Balance
Individually evaluated for impairment	$1,897	$294	$—	$587	$—	$—	$2,778
Collectively evaluated for impairment	571,529	110,254	139,678	105,253	27,285	—	953,999

	$573,426	$110,548	$139,678	$105,840	$27,285	$—	$956,777

Allowance for Loan Losses
At December 31, 2017

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Unallocated	Total
Allowance for credit losses:
Ending Balance:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	4,832	768	1,191	626	268	40	7,725

	$4,832	$768	$1,191	$626	$268	$40	$7,725

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 3. Loans and Allowance for Loan Losses (Continued)

Loans Receivable
At December 31, 2017

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Unallocated	Total
Financing receivables:
Ending Balance
Individually evaluated for impairment	$1,882	$2,846	$—	$587	$5	$—	$5,320
Collectively evaluated for impairment	524,775	95,304	123,444	108,339	32,227	—	884,089

	$526,657	$98,150	$123,444	$108,926	$32,232	$—	$889,409

        Impaired loans by class at June 30, 2018 and December 31, 2017, are summarized as follows:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
June 30, 2018
With an allowance recorded:
Commercial real estate	$—	$—	$—	$—	$—
Commercial and industrial	—	—	—	—	—
Commercial construction	—	—	—	—	—
Consumer residential	—	—	—	—	—
Consumer nonresidential	—	—	—	—	—

	$—	$—	$—	$—	$—

June 30, 2018
With no related allowance:
Commercial real estate	$1,897	$1,904	$—	$1,885	$54
Commercial and industrial	294	309	—	348	11
Commercial construction	—	—	—	—	—
Consumer residential	587	587	—	587	13
Consumer nonresidential	—	—	—	—	—

	$2,778	$2,800	$—	$2,820	$78

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 3. Loans and Allowance for Loan Losses (Continued)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2017
With an allowance recorded:
Commercial real estate	$—	$—	$—	$—	$—
Commercial and industrial	—	—	—	—	—
Commercial construction	—	—	—	—	—
Consumer residential	—	—	—	—	—
Consumer nonresidential	—	—	—	—	—

	$—	$—	$—	$—	$—

December 31, 2017
With no related allowance:
Commercial real estate	$1,882	$1,882	$—	$1,894	$108
Commercial and industrial	2,846	2,860	—	2,516	150
Commercial construction	—	—	—	—	—
Consumer residential	587	587	—	587	24
Consumer nonresidential	5	5	—	8	1

	$5,320	$5,334	$—	$5,005	$283

        No additional funds are committed to be advanced in connection with the impaired loans. There were no nonaccrual loans excluded from the impaired loan disclosure.

        The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as commercial real estate and commercial and industrial loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

        Pass—Loans listed as pass include larger non-homogeneous loans not meeting the risk rating definitions below and smaller, homogeneous loans not assessed on an individual basis.

        Special Mention—Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

        Substandard—Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the enhanced possibility that the institution will sustain some loss if the deficiencies are not corrected.

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 3. Loans and Allowance for Loan Losses (Continued)

        Doubtful—Loans classified as doubtful include those loans which have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, based on currently known facts, conditions and values, improbable.

        Loss—Loans classified as loss include those loans which are considered uncollectible and of such little value that their continuance as loans is not warranted. Even though partial recovery may be achieved in the future, it is neither practical nor desirable to defer writing off these loans.

        Based on the most recent analysis performed, the risk category of loans by class of loans was as follows as of June 30, 2018 and December 31, 2017:

As of June 30, 2018

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Total
Grade:
Pass	$572,560	$110,182	$139,678	$104,337	$27,266	$954,023
Special mention	681	366	—	916	19	1,982
Substandard	185	—	—	587	—	772
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total	$573,426	$110,548	$139,678	$105,840	$27,285	$956,777

As of December 31, 2017

	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Residential	Consumer Nonresidential	Total
Grade:
Pass	$525,808	$95,131	$123,444	$106,700	$32,208	$883,291
Special mention	695	543	—	1,639	24	2,901
Substandard	154	2,476	—	587	—	3,217
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total	$526,657	$98,150	$123,444	$108,926	$32,232	$889,409

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 3. Loans and Allowance for Loan Losses (Continued)

        Past due and nonaccrual loans presented by loan class were as follows at June 30, 2018 and December 31, 2017:

As of June 30, 2018

	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days past due and still accruing	Nonaccruals
Commercial real estate	$1,771	$205	$—	$1,976	$571,450	$573,426	$—	$186
Commercial and industrial	—	815	165	980	109,568	110,548	165	—
Commercial construction	—	—	—	—	139,678	139,678	—	—
Consumer residential	287	—	587	874	104,966	105,840	—	587
Consumer nonresidential	—	84	—	84	27,201	27,285	—	—

Total	$2,058	$1,104	$752	$3,914	$952,863	$956,777	$165	$773

As of December 31, 2017

	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days past due and still accruing	Nonaccruals
Commercial real estate	$—	$—	$154	$154	$526,503	$526,657	$—	$154
Commercial and industrial	—	—	48	48	98,102	98,150	48	—
Commercial construction	—	911	—	911	122,533	123,444	—	—
Consumer residential	275	—	587	862	108,064	108,926	—	587
Consumer nonresidential	—	—	—	—	32,232	32,232	—	—

Total	$275	$911	$789	$1,975	$887,434	$889,409	$48	$741

        There were overdrafts of $45.2 thousand and $162.2 thousand at June 30, 2018 and December 31, 2017, which have been reclassified from deposits to loans. At June 30, 2018 and December 31, 2017 loans with a carrying value of $132.7 million and $128.7 million were pledged to the Federal Home Loan Bank of Atlanta.

        There were no defaults of troubled debt restructurings (TDR's) where the default occurred within twelve months of the restructuring during the six months ended June 30, 2018.

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 3. Loans and Allowance for Loan Losses (Continued)

        There were no TDR's originated in the six months ended June 30, 2018. The following table presents the TDR's originated during the six months ended June 30, 2017:

For the six months ended June 30, 2017

Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	—	$—	$—
Commercial and industrial	1	204	206
Commercial construction	—	—	—
Consumer residential	—	—	—
Consumer nonresidential	1	9	10
Consumer construction	—	—	—

Total	2	$213	$216

        As of June 30, 2018, and December 31, 2017, the Company has a recorded investment in troubled debt restructurings of $1.6 million and $1.7 million, respectively.

        The concessions made in troubled debt restructurings were extensions of the maturity dates or reductions in the stated interest rate for the remaining life of the debt.

Note 4. Derivative Financial Instruments

        In March 2018, the Company entered into Interest Rate Swap Agreements ("Swap Agreements") for one position to facilitate the risk management strategies needed in order to accommodate the needs of our banking customers. The Company mitigates the risk of entering into these loan agreements by entering into equal and offsetting swap agreements with highly-rated third party financial institutions. This back-to-back swap agreement is a free-standing derivative and is recorded at fair value in the Company's consolidated balance sheet (asset positions are included in other assets and liability positions are included in other liabilities) as of June 30, 2018. The Company is party to master netting arrangements with its financial institution counterparty; however, the Company does not offset assets and liabilities under these arrangements for financial statement presentation purposes. The master netting arrangements provide for a single net settlement of all swap agreements, as well as collateral, in the event of default on, or termination of, any one contract. Parties to a centrally cleared over-the-counter derivative exchange daily payments that reflect the daily change in value of the derivative. These payments, commonly referred to as variation margin, are recorded as settlements of the derivatives' mark-to-market exposure rather than collateral against the exposures, which effectively results in any centrally cleared derivative having a Level 2 fair value that approximates zero on a daily basis, and therefore, these swap agreements were not included in the offsetting table in the Fair Value Measurement section. There were no such agreements outstanding as of December 31, 2017.

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 4. Derivative Financial Instruments (Continued)

        The notional amount and fair value of the Company's derivative financial instruments as of June 30, 2018 were as follows:

	June 30, 2018
	Notional Amount	Fair Value
Interest Rate Swap Agreements
Receive Fixed/Pay Variable Swaps	$3,724	$(31)
Pay Fixed/Receive Variable Swaps	3,724	31

Note 5. Financial Instruments with Off-Balance Sheet Risk

        The Company is party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

        The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

        At June 30, 2018 and December 31, 2017, the following financial instruments were outstanding which contract amounts represent credit risk:

	June 30, 2018	December 31, 2017
Commitments to grant loans	$48,748	$23,078
Unused commitments to fund loans and lines of credit	200,729	170,802
Commercial and standby letters of credit	8,867	9,725

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

        Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

        Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 5. Financial Instruments with Off-Balance Sheet Risk (Continued)

same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments, if deemed necessary.

        The Company maintains its cash accounts with the Federal Reserve and correspondent banks. The total amount of cash on deposit in correspondent banks exceeding the federally insured limits was $1.9 million and $607.7 thousand at June 30, 2018 and December 31, 2017, respectively.

Note 6. Stock-Based Compensation Plan

        The Company's Amended and Restated 2008 Option Plan (the Plan), which is shareholder-approved, was adopted to advance the interests of the Company by providing selected key employees of the Company, their affiliates, and directors with the opportunity to acquire shares of common stock. The Plan granted options to purchase 5,858 shares of common stock to each of the 21 organizing shareholders of the Company, who had funds at risk during the Company's organizational period and assumed the financial risk that the Company would not open. These shares immediately vested upon grant. In June 2018, the shareholders approved an amendment to the Amended and Restated 2008 Plan to increase the number of shares authorized for issuance under the Plan by 200,000 shares.

        The maximum number of shares with respect to which awards may be made is 2,529,296 shares of common stock, subject to adjustment for certain corporate events. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant, generally vest annually over three years of continuous service and have ten year contractual terms. At June 30, 2018, 246,470 shares were available to grant under the Plan.

        No options were granted during the six months ended June 30, 2018 and June 30, 2017.

        A summary of option activity under the Plan as of June 30, 2018, and changes during the six months ended is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
Outstanding at January 1, 2018	2,218,210	$7.74	5.51
Granted	—	—
Exercised	(214,925)	5.52
Forfeited or expired	(11,922)	7.40

Outstanding at June 30, 2018	1,991,363	$7.99	5.47	$18,345,893

Exercisable at June 30, 2018	1,729,092	$7.61	5.17	$16,584,097

(1)
The aggregate intrinsic value of stock options represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on June 30, 2018. This amount changes based on changes in the market value of the Company's stock.

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 6. Stock-Based Compensation Plan (Continued)

        The compensation cost that has been charged to income for the plan was $349.9 thousand and $354.0 thousand for the six months ended June 30, 2018 and 2017, respectively. As of June 30, 2018, there was unamortized compensation expense of $512.8 thousand that will be amortized over 23 months. Tax benefits recognized for qualified stock options during the six months ended June 30, 2018 and 2017 totaled $283.2 thousand and $161.7 thousand.

        Stock option information has been retroactively adjusted for the five-for-four stock split declared in August 2017.

        A summary of the Company's restricted stock grant activity as of June 30, 2018 is shown below. Prior to January 1, 2017, the Company had no restricted stock grants outstanding.

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2018	66,155	$17.50
Granted	—	—
Vested	—	—
Forfeited	(680)	17.55

Balance at June 30, 2018	65,475	$17.50

        As of June 30, 2018, there was $975,000 of total unrecognized compensation cost related to nonvested restricted shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 42 months.

Note 7. Fair Value Measurements

Determination of Fair Value

        The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with Fair Value Measurements and Disclosures topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

        The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 7. Fair Value Measurements (Continued)

reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

        In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1	—	Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2	—	Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3	—	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

        The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

        Securities available-for-sale:    Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2).

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 7. Fair Value Measurements (Continued)

        The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2018 and December 31, 2017:

		Fair Value Measurements at June 30, 2018 Using
		Quoted Prices in Active Markets for Identical Assets
			Significant Other Observable Inputs
				Significant Unobservable Inputs
	Balance as of June 30, 2018
Description		(Level 1)	(Level 2)	(Level 3)
Assets
Available-for-sale
Securities of U.S. government and federal agencies	$941	$—	$941	$—
Securities of state and local municipalities tax exempt	3,620	—	3,620	—
Securities of state and local municipalities taxable	2,415	—	2,415	—
Corporate bonds	4,968	—	4,968	—
Certificates of deposit	489	—	489	—
SBA pass-through securities	212	—	212	—
Mortgage-backed securities	86,379	—	86,379	—
Collateralized mortgage obligations	18,059	—	18,059	—

Total Available-for-Sale Securities	$117,083	$—	$117,083	$—

		Fair Value Measurements at December 31, 2017 Using
		Quoted Prices in Active Markets for Identical Assets
			Significant Other Observable Inputs
				Significant Unobservable Inputs
	Balance as of December 31, 2017
Description		(Level 1)	(Level 2)	(Level 3)
Assets
Available-for-sale
Securities of U.S. government and federal agencies	$968	$—	$968	$—
Securities of state and local municipalities tax exempt	3,716	—	3,716	—
Securities of state and local municipalities taxable	2,553	—	2,553	—
Corporate bonds	4,996	—	4,996	—
Certificates of deposit	490	—	490	—
SBA pass-through securities	246	—	246	—
Mortgage-backed securities	83,213	—	83,213	—
Collateralized mortgage obligations	19,770	—	19,770	—

Total Available-for-Sale Securities	$115,952	$—	$115,952	$—

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 7. Fair Value Measurements (Continued)

        Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower of cost or market accounting or write-downs of individual assets.

        The following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a nonrecurring basis in the financial statements:

        Impaired Loans:    Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing a market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction, has the value derived by discounting comparable sales due to lack of similar properties, or is discounted by the Company due to marketability, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business's financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Statements of Income. No loans were recorded at fair value at June 30, 2018 or December 31, 2017.

        Other Real Estate Owned:    Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach with data from comparable properties. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available, which results in a Level 3 classification of the inputs for determining fair value. Other real estate owned properties are evaluated regularly for impairment and adjusted accordingly.

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 7. Fair Value Measurements (Continued)

        The following table summarizes the Company's assets that were measured at fair value on a nonrecurring basis at June 30, 2018 and December 31, 2017:

		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets
			Significant Other Observable Inputs
	Balance as of June 30, 2018 and December 31, 2017			Significant Unobservable Inputs
Description		(Level 1)	(Level 2)	(Level 3)
Assets
Other Real Estate Owned	$3,866	$—	$—	$3,866

        The following table displays quantitative information about Level 3 Fair Value Measurements for June 30, 2018 and December 31, 2017:

Quantitative information about Level 3 Fair Value Measurements
Assets	Fair Value	Valuation Technique(s)	Unobservable input	Range
Other real estate owned	$3,866	Discounted appraised value	Selling costs	10.51%

        The following presents the carrying amount, fair value and placement in the fair value hierarchy of the Company's financial instruments as of June 30, 2018 and December 31, 2017. Fair values for June 30, 2018 are estimated under the exit price notion in accordance with the prospective adoption of ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities." Fair values for December 31, 2017 are estimated under the guidance in effect for that period, which did not require use of the exit price notion.

		Fair Value Measurements as of June 30, 2018, using
		Quoted Prices in Active Markets for Identical Assets
			Significant Unobservable Inputs	Significant Unobservable Inputs
	Carrying Amount
		Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$6,309	$6,309	$—	$—
Interest-bearing deposits at other institutions	30,734	30,734	—	—
Securities held-to-maturity	1,761	—	1,716	—
Securities available-for-sale	117,083	—	117,083	—
Restricted stock	3,800	—	3,800	—
Loans, net	947,343	—	—	939,774
Bank owned life insurance	16,187	—	16,187	—
Accrued interest receivable	3,234	—	3,234	—
Financial liabilities:
Checking, savings and money market accounts	$681,119	$—	$681,119	$—
Time deposits	327,777	—	327,626	—
Subordinated notes	24,367	—	23,203	—
Accrued interest payable	549	—	549	—

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 7. Fair Value Measurements (Continued)

		Fair Value Measurements as of December 31, 2017, using
		Quoted Prices in Active Markets for Identical Assets
			Significant Unobservable Inputs	Significant Unobservable Inputs
	Carrying Amount
		Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$7,428	$7,428	$—	$—
Interest-bearing deposits at other institutions	15,139	15,139	—	—
Securities held-to-maturity	1,760	—	1,762
Securities available-for-sale	115,952	—	115,952	—
Restricted stock	3,438	—	3,438	—
Loans, net	880,952	—	—	876,569
Bank owned life insurance	15,969	—	15,969	—
Accrued interest receivable	2,964	—	2,964	—
Financial liabilities:
Checking, savings and money market accounts	$554,547	$—	$554,547	$—
Time deposits	373,616	—	371,782	—
Subordinated notes	24,327	—	23,462	—
Accrued interest payable	417	—	417	—

Note 8. Earnings Per Share

        Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of stock which then shared in the earnings of the Company.

        Earnings per share has been retroactively adjusted for the five-for-four stock split declared in August 2017.

        The following shows the weighted average number of shares used in computing earnings per share and the effect of weighted average number of shares of dilutive potential common stock. Dilutive potential common stock has no effect on income available to common shareholders. There were 625

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 8. Earnings Per Share (Continued)

and 349,027 shares excluded from the calculation for June 30, 2018 and 2017, respectively, as they were anti-dilutive.

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net income	$3,077	$2,120	$6,074	$4,450
Weighted average number of shares	11,024	10,205	10,979	10,193
Options effect of dilutive securities	1,039	665	1,079	613

Weighted average diluted shares	12,063	10,870	12,058	10,806

Basic EPS	$0.28	$0.21	$0.55	$0.44
Diluted EPS	$0.26	$0.20	$0.50	$0.41

Note 9. Accumulated Other Comprehensive Income (Loss)

        Changes in accumulated other comprehensive income (AOCI) for the three and six months ended June 30, 2018 and 2017 are shown in the following table. The Company has only one component, which is available-for-sale securities, for the periods presented.

	Three Months Ended June 30,		Six Months Ended June 30,
Available-for-Sale Securities	2018	2017	2018	2017
Balance, beginning of period	$(3,092)	$(1,235)	$(1,693)	$(1,299)
Net unrealized gains (losses) during the period	(397)	233	(1,796)	360
Net reclassification adjustment for gains realized in income	—	(15)	—	(78)

Other comprehensive income (loss), net of tax	(397)	218	(1,796)	282

Balance, end of period	$(3,489)	$(1,017)	$(3,489)	$(1,017)

        The following table presents information related to reclassifications from accumulated other comprehensive income.

	Amount Reclassified from AOCI into Income
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
Details about AOCI	2018	2017	2018	2017
Gains on sale of available-for-sale securities	$—	$23	$—	$119
Income tax expense	—	(8)	—	(41)

Total	$—	$15	$—	$78

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 10. Federal Home Loan Bank (FHLB) Advances and Other Borrowings

        As of June 30, 2018 and December 31, 2017, there were no outstanding FHLB advances or other borrowings.

        At June 30, 2018, 1-4 family residential loans with a book value of $2.9 million, multi-family residential loans with a book value of $11.6 million, home equity lines of credit with a book value of $15.9 million and commercial real estate loans with book value of $102.4 million were pledged against an available line of credit with the Federal Home Loan Bank totaling $189.4 million as of June 30, 2018. The Bank obtained a letter of credit with the FHLB in the amount of $80 million for the purpose of collateral against Virginia public deposits. The remaining lendable collateral value at June 30, 2018 totaled $52.7 million.

        The Company has unsecured lines of credit with correspondent banks totaling $49 million at June 30, 2018 and $44 million at December 31, 2017, available for overnight borrowing. At June 30, 2018 and December 31, 2017 no lines of credit with correspondent banks were drawn upon.

Note 11. Subordinated Notes

        On June 20, 2016, the Company issued $25 million in private placement of fixed-to-floating subordinated notes due June 30, 2026. Interest is payable at 6.00% per annum, from and including June 20, 2016 to, but excluding June 30, 2021, payable semi-annually in arrears. From and including June 30, 2021 to the maturity date or early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR rate plus 487 basis points, payable quarterly in arrears.

        The Company may, at its option, beginning with the interest payment date of June 30, 2021 and on any scheduled interest payment date thereafter redeem the subordinated notes, in whole or in part, upon not fewer than 30 nor greater than 60 days' notice to holders, at a redemption price equal to 100% of the principal amount of the subordinated notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. Any partial redemption will be made pro rata among all of the holders.

        The subordinated notes qualify as Tier 2 capital for the Company to the fullest extent permitted under the BASEL III capital rules. When contributed to the capital of the Bank, the proceeds of the subordinated notes may be included in Tier 1 capital for the Bank. At June 30, 2018 and December 31, 2017, $21 million of the proceeds of the Company's subordinated notes have been included in the Bank's Tier 1 capital.

Note 12. Revenue Recognition

        On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606. The implementation of the new standard did not have a material impact on the measurement or recognition of revenue; as such, a cumulative effect adjustment to opening retained earnings was not deemed necessary. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts were not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

        Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as fees associated with

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 12. Revenue Recognition (Continued)

mortgage servicing rights, gain on sale of securities, BOLI income, financial guarantees, derivatives, and certain credit card fees are also not in scope of the new guidance. Topic 606 is applicable to noninterest revenue streams such as trust and asset management income, deposit related fees, interchange fees, merchant income, and insurance commissions. However, the recognition of these revenue streams did not change significantly upon adoption of Topic 606. Substantially all of the Company's revenue is generated from contracts with customers. Noninterest revenue streams in-scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

        Service charges on deposit accounts consist of account analysis fees (i.e., net fees earned on analyzed business and personal checking accounts), monthly service fees, check orders, and other deposit account related fees. The Company's performance obligation for account analysis fees and monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Check orders and other deposit account related fees are largely transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

Other Fee Income

        Fees, exchange, and other service charges are primarily comprised of debit and credit card income, ATM fees, merchant services income, and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company's debit and credit cards are processed through card payment networks such as Visa. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Merchant services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. Other service charges include revenue from processing wire transfers, bill pay service, cashier's checks, and other services. The Company's performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.

Other

        Other noninterest income consists of insurance commissions and other miscellaneous revenue streams not meeting the criteria above. The Company receives monthly recurring commissions based as a percentage of premiums issued and revenue is recognized when received. Any residual miscellaneous fees are recognized as they occur, and therefore, the Company determined this consistent practice satisfies the obligation for performance.

Notes to Unaudited Consolidated Financial Statements (Continued)

(In thousands)

Note 12. Revenue Recognition (Continued)

        The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Noninterest Income
In-scope of Topic 606
Service Charges on Deposit Accounts	$152	$140	$293	$256
Fees, Exchange, and Other Service Charges	71	47	118	91
Other	19	26	28	33

Noninterest Income (in-scope of Topic 606)	242	213	439	380
Noninterest Income (out-scope of Topic 606)	121	145	309	771

Total Noninterest Income	$363	$358	$748	$1,151

Contract Balances

        A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's noninterest revenue streams are largely based on transactional activity. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of June 30, 2018, the Company did not have any significant contract balances.

Contract Acquisition Costs

        In connection with the adoption of Topic 606, an entity is required to capitalize, and subsequently amortize into expense, certain incremental costs of obtaining a contract with a customer if these costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, sales commission). The Company utilizes the practical expedient which allows entities to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less. Upon adoption of Topic 606, the Company did not capitalize any contract acquisition cost.

Note 13. Subsequent Events

        Based on the evaluation through August 15, 2018, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment to or disclosure in the audited consolidated financial statements.

Annex F

Audited Consolidated Financial Statements

of

Colombo Bank

For the Year Ended December 31, 2017

The Board of Directors and Stockholders
Colombo Bank
Rockville, Maryland

Report of Independent Auditors

Report on the Financial Statements

        We have audited the accompanying consolidated financial statements of Colombo Bank and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colombo Bank and Subsidiary as of December 31, 2017 and

2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Baltimore, Maryland
March 28, 2018

8100 Sandpiper Circle, Suite 308, Baltimore, Maryland 21236
443-725-5395 Fax 443-725-5074
Website: www.Rowles.com

Colombo Bank and Subsidiary

Consolidated Balance Sheets

December 31,	2017	2016
Assets
Cash and due from banks	$947,983	$1,037,307
Interest-bearing deposits in other financial institutions	20,681,122	18,707,138
Federal funds sold and Federal Home Loan Bank deposit	268,938	202,523

Total cash and cash equivalents	21,898,043	19,946,968
Investment securities available for sale	14,824,665	16,855,645
Federal Home Loan Bank stock, at cost	1,756,000	1,757,500
Loans, net of allowance for loan losses of $2,691,973 and $2,947,262	154,533,880	159,423,298
Premises and equipment, net	601,862	751,600
Accrued interest receivable	568,600	554,442
Foreclosed real estate	—	94,190
Deferred income taxes	1,142,920	1,172,586
Other assets	392,092	326,661

	$195,718,062	$200,882,890

Liabilities and Stockholders' Equity
Deposits
Noninterest-bearing	$15,428,407	$14,836,592
Interest-bearing	123,615,880	130,258,085

Total deposits	139,044,287	145,094,677
Securities sold under repurchase agreements	—	74,328
Federal Home Loan Bank advances	35,000,000	35,000,000
Accrued interest payable	96,995	73,580
Accrued expenses and other liabilities	405,523	508,534

	174,546,805	180,751,119

Stockholders' equity
Common stock, $.01 par value; 379,172,908 shares authorized, 344,248,084 shares issued and outstanding at December 31, 2017 and 2016	3,442,481	3,442,481
Additional paid-in capital	28,590,695	28,590,695
Accumulated deficit	(10,693,914)	(11,757,975)
Accumulated other comprehensive loss	(168,005)	(143,430)

Total stockholders' equity	21,171,257	20,131,771

	$195,718,062	$200,882,890

The accompanying notes are an integral part of these consolidated financial statements.

Colombo Bank and Subsidiary

Consolidated Statements of Income

Years Ended December 31,	2017	2016
Interest and dividend revenue
Loans, including fees	$8,380,701	$7,996,533
U.S. Government agency securities	97,039	159,141
Mortgage-backed securities and collateralized mortgage obligations	257,713	241,408
Interest-bearing deposits in other financial institutions	255,193	116,195
Dividends and other	87,738	84,035

Total interest and dividend revenue	9,078,384	8,597,312

Interest expense
Deposits	1,064,994	942,809
Federal Home Loan Bank advances and other borrowings	1,015,890	1,024,729

Total interest expense	2,080,884	1,967,538

Net interest income	6,997,500	6,629,774
Provision for loan losses	(1,000,000)	(330,000)

Net interest income after provision for loan losses	7,997,500	6,959,774

Noninterest revenue
Service charges on deposit accounts	170,385	168,092
Gain on sale of investment securities	—	64,782
Gain (loss) on sale of foreclosed real estate	(217)	6,924
Other	262,112	174,650

Total noninterest revenue	432,280	414,448

Noninterest expense
Salaries	3,390,714	3,440,910
Employee benefits	595,645	675,026
Occupancy	740,144	823,120
Furniture and equipment	480,014	441,744
Federal Home Loan Bank prepayment penalty	576,892	—
Other operating	1,582,310	1,769,167

Total noninterest expense	7,365,719	7,149,967

Income before income taxes	1,064,061	224,255
Income tax expense	27,658	—

Net income	$1,036,403	$224,255

Earnings per common share
Basic and diluted	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Colombo Bank and Subsidiary

Consolidated Statements of Comprehensive Income

Years Ended December 31,	2017	2016
Net income	$1,036,403	$224,255

Other comprehensive income (loss)
Unrealized gain (loss) on investment securities available for sale	5,091	(35,325)
Reclassification adjustment for realized gain on investment securities
available for sale included in net loss	—	(64,782)

Total unrealized gain (loss) on investment securities available for sale	5,091	(100,107)
Income tax expense (benefit) relating to investment securities
available for sale	2,008	(39,493)

Other comprehensive income (loss)	3,083	(60,614)

Total comprehensive income	$1,039,486	$163,641

The accompanying notes are an integral part of these consolidated financial statements.

Colombo Bank and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock
					Accumulated other comprehensive income
	Shares	Par value	Additional paid-in capital	Accumulated deficit		Total stockholders' equity
Balance, December 31, 2015	344,248,084	$3,442,481	$28,590,695	$(11,982,230)	$(82,816)	$19,968,130
Unrealized loss on investment securities available for sale, net of income tax of $39,493	—	—	—	—	(60,614)	(60,614)
Net income	—	—	—	224,255	—	224,255

Balance, December 31, 2016	344,248,084	3,442,481	28,590,695	(11,757,975)	(143,430)	20,131,771
Unrealized gain on investment securities available for sale, net of income tax of $2,008	—	—	—	—	3,083	3,083
Reclassification due to the adoption of ASU No. 2018.02	—	—	—	27,658	(27,658)	—
Net income	—	—	—	1,036,403	—	1,036,403

Balance, December 31, 2017	344,248,084	$3,442,481	$28,590,695	$(10,693,914)	$(168,005)	$21,171,257

The accompanying notes are an integral part of these consolidated financial statements.

Colombo Bank and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31,	2017	2016
Cash flows from operating activities
Net income	$1,036,403	$224,255
Adjustments to reconcile net income to net cash provided (used) by operating activities
Provision for loan losses	(1,000,000)	(330,000)
Amortization of premiums and accretion of discounts, net	60,885	75,052
Depreciation and amortization	184,328	184,112
Write-down of foreclosed real estate	—	27,070
(Gain) loss on sale of foreclosed real estate	217	(6,924)
Gain on sale of investment securities	—	(64,782)
Federal Home Loan Bank prepayment penalty	576,892	—
Adjustment to deferred tax asset due to change in corporate income tax rate	27,658	—
Decrease (increase) in
Accrued interest receivable	(14,158)	61,234
Other assets	(65,431)	(16,648)
Increase (decrease) in
Deferred loan fees, net of costs	(70,310)	(57,930)
Accrued interest payable	23,415	14,436
Accrued expenses and other liabilities	(103,011)	76,524

	656,888	186,399

Cash flows from investing activities
Purchase of investment securities available for sale	(1,948,148)	(8,367,792)
Proceeds from maturity and call of investment securities available for sale	3,923,334	9,894,120
Proceeds from sale of investment securities available for sale	—	1,970,300
(Purchase) redemption of Federal Home Loan Bank stock	1,500	(1,600)
Loan principal collected, net of originations	5,959,728	2,376,842
Proceeds from sale of foreclosed real estate	93,973	353,549
Purchase of premises and equipment	(34,590)	(73,187)

	7,995,797	6,152,232

Cash flows from financing activities
Net increase (decrease) in
Time deposits	(15,546,162)	(38,979)
Other deposits	9,495,772	(2,004,620)
Securities sold under repurchase agreements	(74,328)	51,550
Federal Home Loan Bank prepayment penalty	(576,892)	—

	(6,701,610)	(1,992,049)

Net increase in cash and cash equivalents	1,951,075	4,346,582
Cash and cash equivalents at beginning of year	19,946,968	15,600,086

Cash and cash equivalents at end of year	$21,898,043	$19,946,668

Supplemental cash flow information
Income taxes paid	$—	$—

Interest paid	$2,057,469	$1,952,802

The accompanying notes are an integral part of these consolidated financial statements.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

        The accounting and reporting policies reflected in the financial statements conform to accounting principles generally accepted in the United States of America, and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of commitments and contingent liabilities at the date of the financial statements and revenue and expenses during the year. Actual results could differ from those estimates. A material estimate that is susceptible to significant change in the near term is the allowance for loan losses.

Principles of consolidation

        The accompanying consolidated financial statements include the activities of Colombo Bank (the Bank) and its subsidiary, Gude Holdings, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of operations

        The Bank provides a variety of financial services to individuals and small businesses located in the Baltimore and Washington metropolitan areas. Its primary deposit products are checking, savings, and certificate accounts, and its primary lending products are residential and commercial mortgage loans, as well as consumer and commercial loans. The Bank has 100% ownership of its subsidiary, Gude Holdings, LLC. Gude Holdings, LLC was formed in 2014 to hold and sell real estate resulting from foreclosures and other legal transfer methods, arising from loans made by the Bank and its predecessors.

Cash and cash equivalents

        For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, deposits in the Federal Home Loan Bank and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment securities

        Securities held to meet liquidity needs or which may be sold are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders' equity on an after-tax basis. Management classified all securities as available for sale. Gains or losses on sales are determined by the specific-identification method. Premiums and discounts are amortized or accreted over the stated term of the securities using the interest method.

Federal Home Loan Bank stock

        The Bank is required to invest in Federal Home Loan Bank (FHLB) of Atlanta common stock under the terms of its federal charter. The stock is carried at cost, which approximates fair value. Additional stock is purchased and redeemed based on outstanding FHLB advances to the Bank.

Loans

        Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, generally are reported at their outstanding unpaid principal balances adjusted for

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

        The accrual of interest on loans is discontinued at the time the loan is 90 days past due (120 days for residential consumer mortgages) unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful. Loans that remain outstanding after maturity are classified as past due.

        All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest revenue. Interest payments received on loans that are in nonaccrual status because they are past maturity, but are not adversely classified, are recorded as interest revenue. Interest payments on other nonaccrual loans are recorded as a reduction of principal. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses

        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. An allowance is established when the collateral value or discounted cash flows of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. There may be an unallocated component of the allowance, which reflects the margin of imprecision inherent in the underlying assumptions used in the methods for estimating specific and general losses in the portfolio. Actual loan performance may differ from those estimates.

        A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Premises and equipment

        Premises and equipment are stated at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance, repairs, and minor replacements are charged to noninterest expenses as incurred.

Foreclosed real estate

        Real estate acquired through foreclosure is recorded at the lower of cost or fair value, less costs to sell, on the date acquired. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent reductions in the estimated value of the property are included in noninterest expenses.

Income taxes

        The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence.

Comprehensive income (loss)

        Comprehensive income (loss) includes net income and the unrealized gain or loss on investment securities available for sale, net of related income taxes.

Earnings per common share

        Basic earnings per common share is calculated by dividing net income by the weighted average shares of common stock outstanding. Diluted earnings per share is determined by adjusting average shares of common stock outstanding by the potentially dilutive effects of stock options outstanding. The dilutive effects of options are computed using the treasury stock method. Average common shares outstanding were 344,248,084 for the years ended December 31, 2017 and 2016. There were no dilutive shares outstanding during the years ended December 31, 2017 or 2016.

Reclassifications

        Certain changes have been made to the prior years' financial statements to conform with the current year presentation. There was no change to net income as a result of these reclassifications.

Subsequent Events

        The Bank has evaluated events and transactions subsequent to December 31, 2017 through March 28, 2018, the date these financial statements were available to be issued. No subsequent events were identified that would affect the presentation of the financial statements.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

2. Cash and Due from Banks

        The Bank normally carries balances with other banks that exceed the federally insured limit. The balances carried in excess of the limit, including uninsured federal funds sold to the same bank, were $3,120,921 and $3,015,323 as of December 31, 2017 and 2016, respectively.

        Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing deposits the owner may hold in the same ownership category for purposes of determining the balance subject to the federally insured limit. The combined total is insured up to $250,000.

        Banks are required to carry noninterest-bearing cash reserves of specified percentages of deposit balances. The Bank's normal balances of cash on hand and on deposit with other banks are sufficient to satisfy the reserve requirement.

3. Investment Securities Available for Sale

        Investment securities available for sale are summarized as follows:

December 31, 2017	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Government agency	$2,989,751	$10,446	$24,552	$2,975,645
Mortgage-backed securities	8,186,245	5,985	86,830	8,105,400
Collateralized mortgage obligations	3,880,456	647	137,483	3,743,620

	$15,056,452	$17,078	$248,865	$14,824,665

December 31, 2016
U.S. Government agency	$4,787,273	$5,697	$33,811	$4,759,159
Mortgage-backed securities	7,599,068	5,583	102,127	7,502,524
Collateralized mortgage obligations	4,706,183	4,783	117,004	4,593,962

	$17,092,524	$16,063	$252,942	$16,855,645

        During the year ended December 31, 2016, the Bank realized gross gains of $64,782 and no losses on the sale of securities. The Bank received proceeds of $1,970,300 on those sales. During the year ended December 31, 2017, the Bank had no sale of securities.

        Contractual maturities and pledged securities as of December 31, 2017 and 2016, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

3. Investment Securities Available for Sale (Continued)

prepay obligations with or without call or prepayment penalties. Mortgage-backed securities and collateralized mortgage obligations are payable in monthly installments.

December 31, 2017	Amortized cost	Fair value
Maturing
Less than one year	$—	$—
Over one to five years	1,493,234	1,484,081
Over five to ten years	859,419	869,865
Over ten years	637,098	621,699

	2,989,751	2,975,645
Mortgage-backed securities	8,186,245	8,105,400
Collateralized mortgage obligations	3,880,456	3,743,620

	$15,056,452	$14,824,665

Securities pledged for
Federal Home Loan Bank	$728,557	$723,528
Federal Reserve Bank	1,768,559	1,764,902

	$2,497,116	$2,488,430

December 31, 2016
Maturing
Less than one year	$—	$—
Over one to five years	—	—
Over five to ten years	4,059,435	4,051,143
Over ten years	727,838	708,016

	4,787,273	4,759,159
Mortgage-backed securities	7,599,068	7,502,524
Collateralized mortgage obligations	4,706,183	4,593,962

	$17,092,524	$16,855,645

Securities pledged for
Repurchase agreements	$298,487	$297,717
Government deposits	7,362,306	7,325,670

	$7,660,793	$7,623,387

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

3. Investment Securities Available for Sale (Continued)

        Information pertaining to securities with gross unrealized losses at December 31, 2017 and 2016, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less than 12 months		Over 12 months		Total
December 31, 2017	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
U.S. Government agency	$—	$—	$24,552	$2,105,780	$24,552	$2,105,780
Mortgage-backed securities	24,216	1,766,511	62,614	5,806,070	86,830	7,572,581
Collateralized mortgage obligations	—	—	137,483	3,492,957	137,483	3,492,957

	$24,216	$1,766,511	$224,649	$11,404,807	$248,865	$13,171,318

December 31, 2016
U.S. Government agency	$9,343	$1,690,657	$24,468	$2,195,237	$33,811	$3,885,894
Mortgage-backed securities	46,453	2,244,295	55,674	4,585,232	102,127	6,829,527
Collateralized mortgage obligations	28,328	983,475	88,676	3,247,543	117,004	4,231,018

	$84,124	$4,918,427	$168,818	$10,028,012	$252,942	$14,946,439

        The unrealized losses on securities are considered to be temporary losses because it is expected that each security will be redeemed at face value at or prior to maturity. Management has the ability and intent to hold the securities until their value recovers. In management's opinion, the temporary impairment in values is caused by market interest rate fluctuations.

4. Loans

        Major classifications of loans, as of December 31, are as follows:

	2017	2016
Real estate
Residential	$34,295,932	$43,725,499
Commercial	87,913,535	83,303,294
Construction	14,627,463	13,176,745
Commercial	16,606,298	17,891,076
Home equity	3,232,594	3,759,597
Consumer	643,137	677,765

	157,318,959	162,533,976
Allowance for loan losses	(2,691,973)	(2,947,262)
Deferred loan fees, net of cost	(93,106)	(163,416)

	$154,533,880	$159,423,298

        The Bank makes loans to customers located primarily in the Baltimore and Washington metropolitan areas. Although the loan portfolio is diversified, its performance will be influenced by the regional economy.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

4. Loans (Continued)

        A summary of transactions in the allowance for loan losses by loan classification, during the years ended December 31, 2017 and 2016, follows:

						Allowance for loan Losses ending balance evaluated for impairment:
								Outstanding loan balances evaluated for impairment:
	Beginning balance	Provision for loan losses	Charge offs		Ending balance
				Recoveries		Individually	Collectively	Individually	Collectively
December 31, 2017
Real estate
Residential	$953,638	$(360,179)	$55,201	$107,583	$645,841	$—	$645,841	$2,698,304	$31,597,628
Commercial	1,401,264	(731,511)	2,850	623,716	1,290,619	—	1,290,619	762,959	87,150,577
Construction	317,257	13,884	—	—	331,141	—	331,141	—	14,627,463
Commercial	187,714	168,325	—	13,118	369,157	225,423	143,734	1,189,189	15,417,108
Home equity	76,651	(101,238)	—	60,802	36,215	—	36,215	214,125	3,018,469
Consumer	6,383	4,010	3,450	993	7,936	—	7,936	—	643,137
Unallocated	4,355	6,709	—	—	11,064	—	11,064	—	—

	$2,947,262	$(1,000,000)	$61,501	$806,212	$2,691,973	$225,423	$2,466,550	$4,864,577	$152,454,382

December 31, 2016
Real estate
Residential	$1,276,681	$(44,732)	$289,039	$10,728	$953,638	$—	$953,638	$5,081,908	$38,643,591
Commercial	1,390,130	(77,047)	16,438	104,619	1,401,264	—	1,401,264	2,610,097	80,693,197
Construction	401,713	(84,456)	—	—	317,257	—	317,257	—	13,176,745
Commercial	109,331	67,133	16,458	27,708	187,714	—	187,714	—	17,891,076
Home equity	120,753	(38,380)	115,249	109,527	76,651	—	76,651	179,572	3,580,025
Consumer	8,422	(102,269)	10,285	110,515	6,383	—	6,383	—	677,765
Unallocated	54,604	(50,249)	—	—	4,355	—	4,355	—	—

	$3,361,634	$(330,000)	$447,469	$363,097	$2,947,262	$—	$2,947,262	$7,871,577	$154,662,399

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

4. Loans (Continued)

        Past due loans, segregated by age and class of loans, as of December 31, 2017 and 2016, were as follows:

	Loans 30 - 59 days past due	Loans 60 - 89 days past due	Loans 90 or more days past due	Total past due loans	Current loans	Total loans	Accruing loans 90 or more days past due	Nonaccrual loans	Nonaccrual interest not accrued
December 31, 2017
Real estate
Residential	$873,369	$534,328	$1,354,847	$2,762,544	$31,533,388	$34,295,932	$235,592	$1,536,159	$79,748
Commercial	3,043,342	—	612,011	3,655,353	84,258,182	87,913,535	—	612,011	22,726
Construction	—	—	—	—	14,627,463	14,627,463	—	—	—
Commercial	7,185	—	—	7,185	16,599,113	16,606,298	—	901,692	—
Home equity	9,560	—	34,553	44,113	3,188,481	3,232,594	—	34,553	668
Consumer	2,465	—	—	2,465	640,672	643,137	—	—	—

	$3,935,921	$534,328	$2,001,411	$6,471,660	$150,847,299	$157,318,959	$235,592	$3,084,415	$103,142

December 31, 2016
Real estate
Residential	$1,638,472	$557,423	$2,950,613	$5,146,508	$38,578,991	$43,725,499	$—	$3,890,899	$66,371
Commercial	—	133,387	—	133,387	83,169,907	83,303,294	—	133,386	1,747
Construction	—	—	—	—	13,176,745	13,176,745	—	—	—
Commercial	—	—	—	—	17,891,076	17,891,076	—	—	—
Home equity	85,590	81,622	—	167,212	3,592,385	3,759,597	—	—	—
Consumer	3,206	—	—	3,206	674,559	677,765	—	—	—

	$1,727,268	$772,432	$2,950,613	$5,450,313	$157,083,663	$162,533,976	$—	$4,024,285	$68,118

        The nonaccrual loans at December 31, 2017, include $676,267 of commercial loan balances that are fully guaranteed by the United States Small Business Administration.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

4. Loans (Continued)

        Impaired loans, which include troubled debt restructurings (TDRs), as of December 31, 2017 and 2016, were as follows:

	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Interest recognized	Average balance
December 31, 2017
Real estate
Residential	$3,031,668	$2,698,304	$—	$2,698,304	$—	$54,654	$3,082,603
Commercial	777,379	762,959	—	762,959	—	7,741	849,316
Construction	—	—	—	—	—	—	—
Commercial	1,189,189	1,189,189	—	1,189,189	225,423	18,659	1,218,639
Home equity	224,748	214,125	—	214,125	—	7,978	225,148
Consumer	—	—	—	—	—	—	—

	$5,222,984	$4,864,577	$—	$4,864,577	$225,423	$89,032	$5,375,706

December 31, 2016
Real estate
Residential	$5,488,350	$5,081,908	$—	$5,081,908	$—	$53,720	$5,656,383
Commercial	3,432,445	2,610,097	—	2,610,097	—	154,994	3,496,880
Construction	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—
Home equity	189,795	179,572	—	179,572	—	—	200,018
Consumer	—	—	—	—	—	—	—

	$9,110,590	$7,871,577	$—	$7,871,577	$—	$208,714	$9,353,281

        The impaired loans at December 31, 2017, include $676,267 of commercial loan balances that are fully guaranteed by the United States Small Business Administration.

Credit quality indicators

        As part of the ongoing monitoring of the credit quality of the Bank's loan portfolio, management tracks certain credit quality indicators including trends related to the risk grade of loans, the level of classified loans, net charge offs, nonperforming loans, and the general economic conditions in the Bank's market.

        The Bank utilizes a risk grading matrix to assign a risk grade to each of its loans. A description of the general characteristics of watch list or classified loans is as follows:

Pass/Watch

        Loans graded as Pass/Watch are secured by generally acceptable assets which reflect above-average risk. The loans warrant closer scrutiny by management than is routine, due to circumstances affecting the borrower, the borrower's industry, or the overall economic environment. Borrowers may reflect weaknesses such as inconsistent or weak earnings, break even or moderately deficit cash flow, thin liquidity, minimal capacity to increase leverage, volatile market fundamentals or other industry risks.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

4. Loans (Continued)

Such loans are typically secured by acceptable collateral, at or near appropriate margins, with realizable liquidation values.

Special Mention

        A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date. Special mention loans are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.

        Borrowers may exhibit poor liquidity and leverage positions resulting from generally negative cash flow or negative trends in earnings. Access to alternative financing may be limited to finance companies for business borrowers and may be unavailable for commercial real estate borrowers.

Substandard

        A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

        Borrowers may exhibit recent or unexpected unprofitable operations, an inadequate debt service coverage ratio, or marginal liquidity and capitalization. These loans require more intense supervision by management.

Doubtful

        A doubtful loan has all the weaknesses inherent as a substandard loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

4. Loans (Continued)

        The following tables present the December 31, 2017 and 2016, balances of classified loans based on the risk grade. Classified loans include Pass/Watch, Special Mention, Substandard, and Doubtful loans.

	Pass/ Watch	Special Mention	Substandard	Doubtful	Total
December 31, 2017
Real estate
Residential	$—	$235,592	$1,536,159	$—	$1,771,751
Commercial	12,127,887	—	612,011	—	12,739,898
Construction	1,458,238	—	—	—	1,458,238
Commercial	2,152,538	—	1,189,189	—	3,341,727
Home equity	—	—	34,553	—	34,553
Consumer	—	—	—	—	—

	$15,738,663	$235,592	$3,371,912	$—	$19,346,167

December 31, 2016
Real estate
Residential	$—	$—	$3,890,898	$—	$3,890,898
Commercial	13,439,058	242,796	133,387	—	13,815,241
Construction	2,223,816	—	—	—	2,223,816
Commercial	1,835,761	236,018	—	—	2,071,779
Home equity	—	—	—	—	—
Consumer	—	—	—	—	—

	$17,498,635	$478,814	$4,024,285	$—	$22,001,734

        Substandard loans at December 31, 2017, include $676,267 of commercial loan balances that are fully guaranteed by the United States Small Business Administration.

        Impaired loans also include certain loans that have been modified in troubled debt restructurings where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Bank's loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower's sustained repayment performance for a reasonable period, generally six months.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

4. Loans (Continued)

        A summary of TDR loans as of December 31, 2017 and 2016, follow:

	Number of contracts	Performing	Nonperforming	Total
December 31, 2017
Real estate
Residential	7	$1,118,884	$43,261	$1,162,145
Commercial	1	—	150,948	150,948
Construction	—	—	—	—
Commercial	—	—	—	—
Home equity	1	179,572	—	179,572
Consumer	—	—	—	—

	9	$1,298,456	$194,209	$1,492,665

December 31, 2016
Real estate
Residential	9	$901,400	$2,664,873	$3,566,273
Commercial	3	2,476,710	133,387	2,610,097
Construction	—	—	—	—
Commercial	—	—	—	—
Home equity	1	179,572	—	179,572
Consumer	—	—	—	—

	13	$3,557,682	$2,798,260	$6,355,942

        As of December 31, 2017 and 2016, there were no loans in the process of foreclosure.

        The following table presents the number of contracts and the dollar amount of TDR loans that were added during the year ended December 31, 2017.

December 31, 2017	Number of contracts	Outstanding recorded investment
Real estate loans
Residential	2	$159,400
Commercial	—	—
Construction	—	—
Commercial	—	—
Home equity	—	—

Consumer	2	$159,400

        There were no new TDRs added during the year ended December 31, 2016.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

5. Credit Commitments

        Outstanding loan commitments, unused lines of credit, and letters of credit were as follows as of December 31:

	2017	2016
Unused lines of credit
Construction and land development loan commitments	$2,232,702	$3,395,157
Commercial	5,097,810	5,645,222
Home Equity	1,470,057	2,117,248
Consumer	107,060	125,703
Master lines of credit	11,491,184	4,863,004
Letters of credit	762,378	145,701

	$21,161,191	$16,292,035

        Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition of the contract. Loan commitments generally have fixed expiration dates and may require payment of a fee. Lines of credit do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time. Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

        The maximum exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss the Bank would incur by funding its credit commitments.

6. Premises and Equipment

        Major classifications of premises and equipment and the related depreciation and amortization, as of December 31, are as follows:

	Estimated useful lives	2017	2016
Land		$60,800	$60,800
Building and improvements	25 - 30 years	289,202	289,202
Leasehold improvements	5 - 20 years	1,923,417	1,920,717
Furniture, equipment, and software	3 - 10 years	1,492,745	1,460,855

		3,766,164	3,731,574
Accumulated depreciation and amortization		3,164,302	2,979,974

Premises and equipment, net		$601,862	$751,600

Depreciation and amortization expense		$184,328	$184,112

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

7. Interest-Bearing Deposits

        Interest-bearing deposits at December 31, 2017 and 2016, consisted of the following:

	2017	2016
NOW accounts	$5,662,518	$6,088,235
Savings	22,505,239	10,195,035
Money market	16,776,195	19,756,723
Certificates of deposit over $250,000	6,467,299	13,787,155
Other certificates of deposit	72,204,629	80,430,937

	$123,615,880	$130,258,085

        As of December 31, 2017, certificates of deposit mature as follows:

Year	Balance
2018	$61,486,807
2019	6,378,379
2020	5,070,622
2021	1,802,105
2022	3,934,015

$78,671,928

        Interest expense on deposits, during the years ended December 31, is summarized as follows:

	2017	2016
NOW accounts	$15,543	$11,414
Savings	78,001	5,289
Money market	99,159	71,401
Certificates of deposit	872,291	854,705

	$1,064,994	$942,809

8. Related-Party Transactions

        The executive officers and directors of the Bank enter into loan transactions with the Bank in the ordinary course of business. The terms of these transactions are similar to terms, including interest rates and collateral, offered to other borrowers entering into similar loan transactions. Activity in these loans during the years ended December 31, 2017 and 2016, was as follows:

	2017	2016
Beginning balance	$369,911	$621,677
New loans and advances	35,584	95,739
Principal repayments	(29,351)	(347,505)

Ending balance	$376,144	$369,911

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

8. Related-Party Transactions (Continued)

        At December 31, 2017 and 2016, total deposits from executive officers and directors were $1,227,210 and $1,687,119, respectively.

        The Bank leases space for storage from an entity owned by a director under the terms of a service agreement that renews annually. Payments during the years ended December 31, 2017 and 2016, to the entity were $1,140 and $1,304, respectively.

9. Borrowed Funds and Lines of Credit

Securities sold under repurchase agreements

        Securities are sold under agreements to repurchase to provide cash management services to commercial account customers.

        Additional information follows for the years ended December 31, 2017 and 2016:

	2017	2016
Average amount outstanding	$1,833	$202,227
Maximum amount outstanding	74,328	432,621
Average interest rate paid during the year	0.55%	0.41%
Investments underlying the agreements at year end
Amortized cost	$—	$298,487
Estimated fair value	—	297,717

        The Bank closed all of its repurchase agreements in January of 2017.

Federal Home Loan Bank advances and lines of credit

        The Bank's borrowings from the FHLB as of December 31, 2017 and 2016, are summarized as follows:

Maturity date	Interest rate	2017 Balance	2016 Balance
February 7, 2018	2.1020%	$7,000,000	$7,000,000
December 31, 2018	1.9790%	5,000,000	—
December 30, 2019	2.1160%	8,000,000	—
December 29, 2020	2.2650%	6,000,000	—
December 31, 2020	2.9263%	—	10,000,000
December 31, 2020	3.0800%	—	5,000,000
December 31, 2020	2.8750%	—	5,000,000
December 31, 2020	3.3700%	—	8,000,000
December 29, 2022	2.4610%	9,000,000	—

		$35,000,000	$35,000,000

        During the year ended December 31, 2017, the Bank modified FHLB advances with balances totaling $28 million, altering the maturity and reducing the interest rate on the advances. The Bank paid $576,892 in prepayment penalties to the FHLB for the modifications.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

9. Borrowed Funds and Lines of Credit (Continued)

        The Bank has unsecured lines of credit totaling $9,500,000 at December 31, 2017, available from other financial institutions. The Bank has a secured line of credit totaling $9,000,000 at December 31, 2017, available from another financial institution. The Bank would be required to pledge securities from its investment portfolio to draw on the secured line of credit. The Bank could also borrow from the Federal Reserve Bank's discount window using securities it pledges with them.

        The Bank may borrow up to $50,722,000 from the FHLB, based on collateral available to pledge to secure the borrowings. As of December 31, 2017 and 2016, the Bank had remaining credit availability of $15,722,000 and $15,638,000 from the FHLB. As of December 31, 2017 and 2016, the Bank had pledged the following amounts to the FHLB:

	2017	2016
Principal balances of real estate loans	$79,893,036	$43,489,756

Investment securities available for sale	$728,557	$723,528

10. Lease Commitments

        The Bank has entered into agreements to lease premises at the following locations:

Location	Office	Lease expiration
Rockville, Maryland	headquarters and branch office	February 28, 2019
Bethesda, Maryland	branch office	June 30, 2020
Silver Spring, Maryland	branch office	May 14, 2023
9th Street—Washington D.C.	branch office	July 31, 2019
Timonium, Maryland	loan production office	October 31, 2020

        Certain agreements include options for the Bank to renew for additional terms. Certain agreements require the payment of common area maintenance expenses, in addition to rent.

        The lease obligations will require the following future minimum rental payments:

Year ending December 31,	Minimum rentals
2018	$543,187
2019	317,176
2020	133,082
2021	61,201
2022	62,425
Remaining years	26,225

$1,143,296

        Rent expense was $483,956 and $552,749, for the years ended December 31, 2017 and 2016, respectively.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

11. Other Operating Expenses

        Other operating expenses, for the years ended December 31, consist of:

	2017	2016
Professional services	$314,786	$317,835
Data processing	246,922	224,815
Telephone and postage	212,294	181,366
FDIC insurance premium	142,223	220,424
Director and committee fees	111,500	122,935
Travel and entertainment	83,094	87,494
Loan servicing and collections	78,584	103,457
Insurance	78,088	98,403
Supervisory examination	65,638	115,679
ATM expense	55,696	62,133
Office supplies	39,557	46,498
Courier	31,301	33,890
Bank charges	27,020	25,433
Seminars and training	19,827	9,227
Dues and subscriptions	15,378	19,517
Advertising and promotion	14,389	8,907
Foreclosed real estate holding costs	5,387	22,701
Foreclosed real estate write-downs	—	27,070
Other	40,626	41,383

	$1,582,310	$1,769,167

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

12. Income Taxes

        The components of the net deferred tax assets are as follows:

	2017	2016
Deferred tax assets
Allowance for loan losses and off-balance sheet reserve	$26,232	$435,588
Foreclosed real estate write-downs	—	20,990
Nonaccrual interest	42,605	127,873
Depreciation	37,443	37,086
Deferred rent	7,912	17,564
Contribution carryforward	2,066	4,023
Net operating loss carryforward	11,200,522	12,682,686
Unrealized loss on investment securities available for sale	63,782	93,449

Total deferred tax assets	11,380,562	13,419,259

Deferred tax liabilities
Loan origination costs	7,394	13,680

Total deferred tax liabilities	7,394	13,680

Net deferred tax asset before valuation allowance	11,373,168	13,405,579
Valuation allowance	(10,230,248)	(12,232,993)

Net deferred income taxes	$1,142,920	$1,172,586

        In December 2017, the President of the United States signed the Tax Cuts and Jobs Act of 2017. As a result, the Bank revalued its deferred tax asset related to the unrealized losses on its available-for-sale securities. The Bank recorded income tax expense of $27,658 related to this revaluation. In addition to adjusting the deferred tax asset for this item, the Bank recorded an adjustment to accumulated other comprehensive income with a transfer to retained earnings.

        The Bank recorded no income tax expense or benefit during the year ended December 31, 2016.

        As of December 31, 2017, the Bank has a net operating loss carryforward available for federal income tax purposes of approximately $30,575,288, which will begin to expire during the year ending December 31, 2023.

        The Bank does not have material uncertain tax positions and did not recognize any adjustments for unrecognized tax benefits. The Bank remains subject to examination of income tax returns for the years ending after December 31, 2013.

13. Regulatory Matters

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional, discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

13. Regulatory Matters (Continued)

quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        The Basel III Capital Rules became effective for the Bank on January 1, 2015 (subject to a phase-in period for certain provisions). Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1 capital, Tier 1 capital, and Total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

        In connection with the adoption of the Basel III Capital Rules, the Bank elected to opt-out of the requirement to include accumulated other comprehensive income in Common Equity Tier 1 capital. Common Equity Tier 1 capital for the Bank is reduced by goodwill and other intangible assets, if any, net of associated deferred tax liabilities and subject to transition provisions.

        Under the revised prompt corrective action requirements, as of January 1, 2015, insured depository institutions are required to meet the following in order to qualify as "well capitalized:" (1) a Common Equity Tier 1 risk-based capital ratio of 6.5%; (2) a Tier 1 risk-based capital ratio of 8%; (3) a total risk-based capital ratio of 10%; and (4) a Tier 1 leverage ratio of 5%.

        The implementation of the capital conservation buffer began on January 1, 2016, at the 0.625% level and will be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The Basel III Capital Rules also provide for a "countercyclical capital buffer" that is applicable to only certain covered institutions and does not have any current applicability to the Bank. Management believes that, as of December 31, 2017, the Bank met all capital adequacy requirements under the Basel III Capital Rules on a fully phased-in basis as if such requirements were fully in effect.

        The aforementioned capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.

        The following table presents actual and required capital ratios as of December 31, 2017 and 2016, for the Bank under the Basel III Capital Rules. The minimum required capital amounts presented include the minimum required capital levels as of December 31, 2017 and 2016, based on the phase-in provisions of the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

        As of December 31, 2017, the most recent notification from the FDIC has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain ratios as set forth in the table. There have been no conditions or events since the notification that management believes have changed the Bank's category.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

13. Regulatory Matters (Continued)

        The FDIC, through formal or informal agreement, has the authority to require an institution to maintain higher capital ratios than those provided by statute, to be categorized as well capitalized under the regulatory framework for prompt corrective action.

	Actual		Minimum capital adequacy		To be well Capitalized
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017
Tier 1 leverage ratio	$20,889	10.54%	$7,927	4.00%	$9,909	5.00%
Tier 1 capital (to risk-weighted assets)	20,889	15.36%	9,861	7.25%	10,881	8.00%
Common equity tier 1 capital ratio (to
risk-weighted assets)	20,889	15.36%	7,821	5.75%	8,841	6.50%
Total capital ratio (to risk-weighted assets)	22,578	16.60%	12,581	9.25%	13,601	10.00%
December 31, 2016
Tier 1 leverage ratio	$20,026	9.94%	$8,058	4.00%	$10,072	5.00%
Tier 1 capital (to risk-weighted assets)	20,026	14.73%	8,496	6.63%	10,875	8.00%
Common equity tier 1 capital ratio (to
risk-weighted assets)	20,026	14.73%	6,967	5.13%	8,836	6.50%
Total capital ratio (to risk-weighted assets)	21,717	15.98%	11,725	8.63%	13,594	10.00%

14. Stockholders' Equity

Preferred stock

        The Bank's charter authorizes the issuance of 500,000 shares of preferred stock, with a par value of $1.00 per share.

15. Litigation

        The Bank is party to various legal actions in the normal course of business. In management's opinion the effect of actions against the Bank will not be material to the financial condition of the Bank.

16. Fair Value Measurements

        Generally accepted accounting principles define fair value, establish a framework for measuring fair value, expand disclosures about fair value, and establish a hierarchy for determining fair value measurement. The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The three levels are as follows:

        Level 1—Inputs to the valuation method are quoted prices (unadjusted) for identical assets or liabilities in active markets;

        Level 2—Inputs to the valuation method include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

        Level 3—Inputs to the valuation method are unobservable and significant to the fair value measurement.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

16. Fair Value Measurements (Continued)

Fair value measurements on a recurring basis

        Investment securities available for sale—If quoted prices are available in an active market, securities are classified within Level 1 of the hierarchy. Level 1 includes securities that have quoted prices in an active market for identical assets. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows which are considered Level 2 inputs. The Bank has categorized its investment securities available for sale as follows as of December 31, 2017 and 2016:

December 31, 2017	Total	Level 1 inputs	Level 2 inputs	Level 3 inputs
U.S. Government agency	$2,975,645	$—	$2,975,645	$—
Mortgage-backed securities	8,105,400	—	8,105,400	—
Collateralized mortgage obligations	3,743,620	—	3,743,620	—

Total investment securities available for sale	$14,824,665	$—	$14,824,665	$—

December 31, 2016
U.S. Government agency	$4,759,159	$—	$4,759,159	$—
Mortgage-backed securities	7,502,524	—	7,502,524	—
Collateralized mortgage obligations	4,593,962	—	4,593,962	—

Total investment securities available for sale	$16,855,645	$—	$16,855,645	$—

Fair value measurements on a nonrecurring basis

        Impaired loans—The Bank has measured impairment generally based on the fair value of the related collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values. As of December 31, 2017 and 2016, the fair values consist of recorded loan balances net of valuation allowances.

        There were no transfers in or out of the Level 3 category after the loans were identified as impaired loans.

        Foreclosed real estate—The Bank measures its foreclosed real estate at fair value less cost to sell. As of December 31, 2016, the fair value of foreclosed real estate was based on offers and/or appraisals.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

16. Fair Value Measurements (Continued)

Cost to sell the real estate was based on standard market factors. The Bank has categorized its foreclosed real estate as Level 3. Transactions in foreclosed real estate were as follows:

	2017	2016
Beginning of year balance	$94,190	$467,885
Improvements and additions	—	—
Write-downs	—	(27,070)
Proceeds from sale	(93,973)	(353,549)
Gain (loss) on sale	(217)	6,924

End of year balance	$—	$94,190

	Total	Level 1 inputs	Level 2 inputs	Level 3 inputs
December 31, 2017
Impaired loans	$4,639,154	$—	$—	$4,639,154
December 31, 2016
Impaired loans	$7,871,577	$—	$—	$7,871,577
Foreclosed real estate	94,190	—	—	94,190

Annex G

Unaudited Consolidated Financial Statements

of

Colombo Bank

For the Six Months ended June 30, 2018

Colombo Bank and Subsidiary

Consolidated Balance Sheets

	June 30, 2018	December 31, 2017
Assets
Cash and due from banks	$1,002,783	$947,983
Interest-bearing deposits in other financial institutions	22,111,405	20,681,122
Federal funds sold and Federal Home Loan Bank deposit	363,174	268,938

Total cash and cash equivalents	23,477,363	21,898,043
Investment securities available for sale	13,478,957	14,824,665
Federal Home Loan Bank stock, at cost	1,366,300	1,756,000
Loans, net of allowance for loan losses of $2,611,189 and $2,691,973	149,944,277	154,533,880
Premises and equipment, net	579,700	601,862
Accrued interest receivable	582,784	568,600
Foreclosed real estate	446,600	—
Deferred income taxes	1,227,702	1,142,920
Other assets	364,704	392,092

	$191,468,387	$195,718,062

Liabilities and Stockholders' Equity
Deposits
Noninterest-bearing	$21,042,055	$15,428,407
Interest-bearing	120,770,261	123,615,880

Total deposits	141,812,315	139,044,287
Securities sold under repurchase agreements	—	—
Federal Home Loan Bank advances	28,000,000	35,000,000
Accrued interest payable	73,211	96,995
Accrued expenses and other liabilities	288,721	405,523

	170,174,247	174,546,805

Stockholders' equity
Common stock, $.01 par value; 379,172,908 shares authorized, 344,248,084 shares issued and outstanding at June 30, 2018 and December 31, 2017	3,442,481	3,442,481
Additional paid-in capital	28,590,695	28,590,695
Accumulated deficit	(10,347,708)	(10,693,914)
Accumulated other comprehensive loss	(391,327)	(168,005)

Total stockholders' equity	21,294,140	21,171,257

	$191,468,387	$195,718,062

The accompanying notes are an integral part of these consolidated financial statements.

Colombo Bank and Subsidiary

Consolidated Statements of Income

For the six months ended June 30,	2018	2017
Interest and dividend revenue
Loans, including fees	$4,053,527	$4,140,370
U.S. Government agency securities	33,690	54,612
Mortgage-backed securities and collateralized mortgage obligations	123,389	124,528
Interest-bearing deposits in other financial institutions	189,954	107,231
Dividends and other	48,690	42,679

Total interest and dividend revenue	4,449,250	4,469,420

Interest expense
Deposits	584,865	526,314
Federal Home Loan Bank advances and other borrowings	329,671	506,365

Total interest expense	914,536	1,032,679

Net interest income	3,534,714	3,436,741
Provision for loan losses	(200,000)	—

Net interest income after provision for loan losses	3,734,714	3,436,741

Noninterest revenue
Service charges on deposit accounts	80,975	83,666
Gain on sale of investment securities	—	—
Gain (loss) on sale of foreclosed real estate	—	—
Other	85,572	151,344

Total noninterest revenue	166,547	235,010

Noninterest expense
Salaries	1,579,201	1,558,176
Employee benefits	368,123	319,610
Occupancy	375,037	380,591
Furniture and equipment	267,288	242,395
Federal Home Loan Bank prepayment penalty	—	—
Other operating	965,406	805,543

Total noninterest expense	3,555,055	3,306,315

Income before income taxes	346,206	365,436
Income tax expense	—	—

Net income	$346,206	$365,436

Earnings per common share
Basic and diluted	$0.001	$0.001

The accompanying notes are an integral part of these consolidated financial statements.

Colombo Bank and Subsidiary

Consolidated Statements of Comprehensive Income

For the six months ended June 30,	2018	2017
Net income	$346,206	$365,436

Other comprehensive income (loss)
Unrealized gain (loss) on investment securities available for sale	(308,105)	146,390
Reclassification adjustment for realized gain on investment securities available for sale included in net loss	—	—

Total unrealized gain (loss) on investment securities available for sale	(308,105)	146,390
Income tax expense (benefit) relating to investment securities available for sale	(84,783)	57,736

Other comprehensive income (loss)	(223,322)	88,654

Total comprehensive income	$122,884	$454,090

The accompanying notes are an integral part of these consolidated financial statements.

Colombo Bank and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock				Accumulated other comprehensive income
			Additional paid-in capital	Accumulated deficit		Total stockholders' equity
	Shares	Par value
Balance, December 31, 2016	344,248,084	$3,442,481	$28,590,695	$(11,757,975)	$(143,430)	$20,131,771
Unrealized gain on investment securities available for sale, net of income tax of $57,736	—	—	—	—	88,654	88,654
Net income	—	—	—	365,436	—	365,436

Balance, June 30, 2017	344,248,084	$3,442,481	$28,590,695	$(11,392,539)	$(54,776)	$20,585,861

Balance, December 31, 2017	344,248,084	$3,442,481	$28,590,695	$(10,693,914)	$(168,005)	$21,171,257
Unrealized loss on investment securities available for sale, net of income tax of $84,783	—	—	—	—	(223,322)	(223,322)
Net income	—	—	—	346,206	—	346,206

Balance, June 30, 2018	344,248,084	$3,442,481	$28,590,695	$(10,347,708)	$(391,327)	$21,294,141

The accompanying notes are an integral part of these consolidated financial statements.

Colombo Bank and Subsidiary

Consolidated Statements of Cash Flows

For the six months ended June 30,	2018	2017
Cash flows from operating activities
Net income	$346,206	$365,436
Adjustments to reconcile net income to net cash provided (used) by operating activities
Provision for loan losses	(200,000)	—
Amortization of premiums and accretion of discounts, net	28,715	30,187
Depreciation and amortization	84,735	92,943
Federal Home Loan Bank prepayment penalty
Decrease (increase) in
Accrued interest receivable	(14,184)	(27,407)
Other assets	27,388	(56,451)
Increase (decrease) in
Deferred loan fees, net of costs	(55,364)	(32,933)
Accrued interest payable	(23,784)	12,714
Accrued expenses and other liabilities	(116,802)	(230,302)

	76,910	154,187

Cash flows from investing activities
Purchase of investment securities available for sale	—	(1,948,148)
Proceeds from maturity and call of investment securities available for sale	1,008,888	1,071,611
Proceeds from sale of investment securities available for sale	—	—
(Purchase) redemption of Federal Home Loan Bank stock	389,700	1,500
Loan principal collected, net of originations	4,398,367	1,310,525
Proceeds from sale of foreclosed real estate
Purchase of premises and equipment	(62,573)	(26,478)

	5,734,382	409,010

Cash flows from financing activities
Net increase (decrease) in
Time deposits	(4,479,732)	5,161,083
Other deposits	7,247,760	33,114
Securities sold under repurchase agreements	—	(74,328)
FHLB Borrowings	(7,000,000)	—

	(4,231,972)	5,119,869

Net increase in cash and cash equivalents	1,579,320	5,683,066
Cash and cash equivalents at beginning of year	21,898,043	19,946,968

Cash and cash equivalents at end of year	$23,477,363	$25,630,034

Supplemental cash flow information
Income taxes paid	$—	$—

Interest paid	$938,320	$1,019,965

Loans transferred to foreclosed real estate	446,600	—

The accompanying notes are an integral part of these consolidated financial statements.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

        The accounting and reporting policies reflected in the financial statements conform to accounting principles generally accepted in the United States of America, and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of commitments and contingent liabilities at the date of the financial statements and revenue and expenses during the year. Actual results could differ from those estimates. A material estimate that is susceptible to significant change in the near term is the allowance for loan losses.

Principles of consolidation

        The accompanying consolidated financial statements include the activities of Colombo Bank (the Bank) and its subsidiary, Gude Holdings, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of operations

        The Bank provides a variety of financial services to individuals and small businesses located in the Baltimore and Washington metropolitan areas. Its primary deposit products are checking, savings, and certificate accounts, and its primary lending products are residential and commercial mortgage loans, as well as consumer and commercial loans. The Bank has 100% ownership of its subsidiary, Gude Holdings, LLC. Gude Holdings, LLC was formed in 2014 to hold and sell real estate resulting from foreclosures and other legal transfer methods, arising from loans made by the Bank and its predecessors.

Earnings per common share

        Basic earnings per common share is calculated by dividing net income by the weighted average shares of common stock outstanding. Diluted earnings per share is determined by adjusting average shares of common stock outstanding by the potentially dilutive effects of stock options outstanding. The dilutive effects of options are computed using the treasury stock method. Average common shares outstanding were 344,248,084 for the six months ended June 30, 2018 and 2017. There were no dilutive shares outstanding during the six months ended June 30, 2018 or 2017.

Reclassifications

        Certain changes have been made to the prior years' financial statements to conform with the current year presentation. There was no change to net income as a result of these reclassifications.

Subsequent Events

        The Bank has evaluated events and transactions subsequent to June 30, 2018 through August 15, 2018, the date these financial statements were available to be issued. No subsequent events were identified that would affect the presentation of the financial statements.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

2. Investment Securities Available for Sale

        Investment securities available for sale are summarized as follows:

June 30, 2018	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Government agency	$2,955,679	$—	$77,498	$2,878,181
Mortgage-backed securities	7,494,992	5,377	269,548	7,230,821
Collateralized mortgage obligations	3,568,178	872	199,095	3,369,955

	$14,018,849	$6,249	$546,141	$13,478,957

December 31, 2017
U.S. Government agency	$2,989,751	$10,446	$24,552	$2,975,645
Mortgage-backed securities	8,186,245	5,985	86,830	8,105,400
Collateralized mortgage obligations	3,880,456	647	137,483	3,743,620

	$15,056,452	$17,078	$248,865	$14,824,665

        During the six months ended June 30, 2018 and 2017, the Bank had no sale of securities.

        Contractual maturities and pledged securities as of June 30, 2018 and December 31, 2017, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities and collateralized mortgage obligations are payable in monthly installments.

June 30, 2018	Amortized cost	Fair value
Maturing
Less than one year	$—	$—
Over one to five years	1,493,928	1,453,158
Over five to ten years	855,264	839,541
Over ten years	606,487	585,482

	2,955,679	2,878,181
Mortgage-backed securities	7,494,992	7,230,821
Collateralized mortgage obligations	3,568,178	3,369,955

	$14,018,849	$13,478,957

Securities pledged for
Federal Home Loan Bank	$683,010	$678,236
Federal Reserve Bank	1,546,769	1,543,476

	$2,229,779	$2,221,712

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

2. Investment Securities Available for Sale (Continued)

December 31, 2017	Amortized cost	Fair value
Maturing
Less than one year	$—	$—
Over one to five years	1,493,234	1,484,081
Over five to ten years	859,419	869,865
Over ten years	637,098	621,699

	2,989,751	2,975,645
Mortgage-backed securities	8,186,245	8,105,400
Collateralized mortgage obligations	3,880,456	3,743,620

	$15,056,452	$14,824,665

Securities pledged for
Federal Home Loan Bank	$728,557	$723,528
Federal Reserve Bank	1,768,559	1,764,902

	$2,497,116	$2,488,430

        Information pertaining to securities with gross unrealized losses at June 30, 2018 and December 31, 2017, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less than 12 months		Over 12 months		Total
June 30, 2018	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
U.S. Government agency	$15,723	$839,541	$61,775	$2,038,640	$77,498	$2,878,181
Mortgage-backed securities	67,065	1,739,086	202,483	4,765,741	269,548	6,504,827
Collateralized mortgage obligations	2,300	61,074	196,795	3,165,199	199,095	3,226,273

	$85,088	$2,639,701	$461,053	$9,969,580	$546,141	$12,609,281

December 31, 2017
U.S. Government agency	$—	$—	$24,552	$2,105,780	$24,552	$2,105,780
Mortgage-backed securities	24,216	1,766,511	62,614	5,806,070	86,830	7,572,581
Collateralized mortgage obligations	—	—	137,483	3,492,957	137,483	3,492,957

	$24,216	$1,766,511	$224,649	$11,404,807	$248,865	$13,171,318

        The unrealized losses on securities are considered to be temporary losses because it is expected that each security will be redeemed at face value at or prior to maturity. Management has the ability and intent to hold the securities until their value recovers. In management's opinion, the temporary impairment in values is caused by market interest rate fluctuations.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

3. Loans

        Major classifications of loans, as of June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017
Real estate
Residential	$27,910,875	$34,295,932
Commercial	92,061,540	87,913,535
Construction	8,251,654	14,627,463
Commercial	21,054,324	16,606,298
Home equity	3,059,518	3,232,594
Consumer	255,297	643,137

	152,593,208	157,318,959
Allowance for loan losses	(2,611,189)	(2,691,973)
Deferred loan fees, net of cost	(37,742)	(93,106)

	$149,944,277	$154,533,880

        The Bank makes loans to customers located primarily in the Baltimore and Washington metropolitan areas. Although the loan portfolio is diversified, its performance will be influenced by the regional economy.

        A summary of transactions in the allowance for loan losses by loan classification, during six months ended June 30, 2018 and June 30, 2017, follows:

						Allowance for loan losses ending balance evaluated for impairment:
								Outstanding loan balances evaluated for impairment:
	Beginning balance	Provision for loan losses	Charge offs		Ending balance
June 30, 2018				Recoveries		Individually	Collectively	Individually	Collectively
Real estate
Residential	$645,841	$(79,712)	$—	$25,848	$591,977	$—	$591,977	$1,481,727	26,429,148
Commercial	1,290,619	80,578	—	35,626	1,406,823	—	1,406,823	956,534	91,105,006
Construction	331,141	(392,308)	—	245,873	184,706	—	184,706	—	8,251,654
Commercial	369,157	(9,324)	225,423	9,497	143,907	—	143,907	1,654,180	19,400,144
Home equity	36,215	(31,617)	—	27,795	32,393	—	32,393	213,229	2,846,289
Consumer	7,936	(5,332)	—	—	2,604	—	2,604	—	255,297
Unallocated	11,064	237,715	—	—	248,779	—	248,779	—	—

	$2,691,973	$(200,000)	$225,423	$344,639	$2,611,189	$—	$2,611,189	$4,305,670	$148,287,538

						Allowance for loan losses ending balance evaluated for impairment:
								Outstanding loan balances evaluated for impairment:
	Beginning balance	Provision for loan losses	Charge offs		Ending balance
June 30, 2017				Recoveries		Individually	Collectively	Individually	Collectively
Real estate
Residential	$953,638	$—	$55,201	$52,236	$950,673	$—	$950,673	$5,113,714	33,145,347
Commercial	1,401,264	—		4,371	1,405,635	—	1,405,635	2,427,260	88,551,103
Construction	317,257	—			317,257	—	317,257	—	10,862,670
Commercial	187,714	—		7,118	194,832	—	194,832	—	16,835,826
Home equity	76,651	—		38,341	114,992	—	114,992	238,243	3,433,146
Consumer	6,383	—	3,205	446	3,624	—	3,624	—	660,248
Unallocated	4,355	—	—	—	4,355	—	4,355	—	—

	$2,947,262	$—	$58,406	$102,512	$2,991,368	$—	$2,991,368	$7,779,217	$153,488,339

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

3. Loans (Continued)

        Past due loans, segregated by age and class of loans, as of June 30, 2018 and December 31, 2017, were as follows:

June 30, 2018	Loans 30 - 59 days past due	Loans 60 - 89 days past due	Loans 90 or more days past due	Total past due loans	Current loans	Total loans	Accruing loans 90 or more days past due	Nonaccrual loans	Nonaccrual interest not accrued
Real estate
Residential	$1,047,110	$32,404	$138,000	$1,217,515	$26,693,360	$27,910,875	$—	$214,254	$17,997
Commercial	809,757	—	612,012	1,421,769	90,639,771	92,061,540	—	760,684	46,234
Construction	—	—	—	—	8,251,654	8,251,654	—	—	—
Commercial	33,316	—	676,269	709,584	20,344,740	21,054,324	—	676,269	30,417
Home equity	—	33,695	179,533	213,229	2,846,289	3,059,518	$179,533	33,695	613
Consumer	—	—	—	—	255,297	255,297	—	—	—

	$1,890,183	$66,100	$1,605,814	$3,562,097	$149,031,111	$152,593,208	$179,533	$1,684,902	$95,260

December 31, 2017
Real estate
Residential	$873,369	$534,328	$1,354,847	$2,762,544	$31,533,388	$34,295,932	$235,592	$1,536,159	$79,748
Commercial	3,043,342	—	612,011	3,655,353	84,258,182	87,913,535	—	612,011	22,726
Construction	—	—	—	—	14,627,463	14,627,463	—	—	—
Commercial	7,185	—	—	7,185	16,599,113	16,606,298	—	901,692	—
Home equity	9,560	—	34,553	44,113	3,188,481	3,232,594	—	34,553	668
Consumer	2,465	—	—	2,465	640,672	643,137	—	—	—

	$3,935,921	$534,328	$2,001,411	$6,471,660	$150,847,299	$157,318,959	$235,592	$3,084,415	$103,142

        The nonaccrual loans at June 30, 2018 and December 31, 2017, include $676,267 of commercial loan balances that are fully guaranteed by the United States Small Business Administration.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

3. Loans (Continued)

        Impaired loans, which include troubled debt restructurings (TDRs), as of June 30, 2018 and December 31, 2017, were as follows:

	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Interest recognized	Average balance
June 30, 2018
Real estate
Residential	$1,635,724	$1,481,727	$—	$1,481,727	$—	$30,874	$1,643,277
Commercial	970,954	956,534	—	956,534	—	17,795	975,719
Construction	—	—	—	—	—	—	—
Commercial	1,879,603	1,654,180	—	1,654,180	—	39,977	1,898,624
Home equity	224,709	213,229	—	213,229	—	3,487	226,092
Consumer	—	—	—	—	—	—	—

	$4,710,989	$4,305,670	$—	$4,305,670	$—	$92,132	$4,743,712

December 31, 2017
Real estate
Residential	$3,031,668	$2,698,304	$—	$2,698,304	$—	$54,654	$3,082,603
Commercial	777,379	762,959	—	762,959	—	7,741	849,316
Construction	—	—	—	—	—	—	—
Commercial	1,189,189	1,189,189	—	1,189,189	225,423	18,659	1,218,639
Home equity	224,748	214,125	—	214,125	—	7,978	225,148
Consumer	—	—	—	—	—	—	—

	$5,222,984	$4,864,577	$—	$4,864,577	$225,423	$89,032	$5,375,706

        The impaired loans at June 30, 2018 and December 31, 2017, include $676,267 of commercial loan balances that are fully guaranteed by the United States Small Business Administration.

Credit quality indicators

        As part of the ongoing monitoring of the credit quality of the Bank's loan portfolio, management tracks certain credit quality indicators including trends related to the risk grade of loans, the level of classified loans, net charge offs, nonperforming loans, and the general economic conditions in the Bank's market.

        The Bank utilizes a risk grading matrix to assign a risk grade to each of its loans. A description of the general characteristics of watch list or classified loans is as follows:

Pass/Watch

        Loans graded as Pass/Watch are secured by generally acceptable assets which reflect above-average risk. The loans warrant closer scrutiny by management than is routine, due to circumstances affecting the borrower, the borrower's industry, or the overall economic environment. Borrowers may reflect weaknesses such as inconsistent or weak earnings, break even or moderately deficit cash flow, thin liquidity, minimal capacity to increase leverage, volatile market fundamentals or other industry risks.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

3. Loans (Continued)

Such loans are typically secured by acceptable collateral, at or near appropriate margins, with realizable liquidation values.

Special Mention

        A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date. Special mention loans are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.

        Borrowers may exhibit poor liquidity and leverage positions resulting from generally negative cash flow or negative trends in earnings. Access to alternative financing may be limited to finance companies for business borrowers and may be unavailable for commercial real estate borrowers.

Substandard

        A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

        Borrowers may exhibit recent or unexpected unprofitable operations, an inadequate debt service coverage ratio, or marginal liquidity and capitalization. These loans require more intense supervision by management.

Doubtful

        A doubtful loan has all the weaknesses inherent as a substandard loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

3. Loans (Continued)

        The following tables present the June 30, 2018 and December 31, 2017, balances of classified loans based on the risk grade. Classified loans include Pass/Watch, Special Mention, Substandard, and Doubtful loans.

	Pass/ Watch	Special Mention	Substandard	Doubtful	Total
June 30, 2018
Real estate
Residential	$—	$32,404	$445,058	$—	$477,462
Commercial	11,443,788	338,545	760,684	—	12,543,017
Construction	1,276,710			—	1,276,710
Commercial	963,098	103,335	1,654,180	—	2,720,613
Home equity	—	—	213,229	—	213,229
Consumer	—	—	—	—	—

	$13,683,596	$474,284	$3,073,151	$—	$17,231,031

December 31, 2017
Real estate
Residential	$—	$235,592	$1,536,159	$—	$1,771,751
Commercial	12,127,887	—	612,011	—	12,739,898
Construction	1,458,238	—	—	—	1,458,238
Commercial	2,152,538	—	1,189,189	—	3,341,727
Home equity	—	—	34,553	—	34,553
Consumer	—	—	—	—	—

	$15,738,663	$235,592	$3,371,912	$—	$19,346,167

        Substandard loans at June 30, 2018 and December 31, 2017, include $676,267 of commercial loan balances that are fully guaranteed by the United States Small Business Administration.

        Impaired loans also include certain loans that have been modified in troubled debt restructurings where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Bank's loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower's sustained repayment performance for a reasonable period, generally six months.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

3. Loans (Continued)

        A summary of TDR loans as of June 30, 2018 and December 31, 2017, follow:

	Number of contracts	Performing	Nonperforming	Total
June 30, 2018
Real estate
Residential	7	$1,036,670	$76,253	$1,112,923
Commercial	2	195,850	148,672	344,522
Construction	—	—	—	—
Commercial	—	—	—	—
Home equity	1	179,533	—	179,533
Consumer	—	—	—	—

	10	$1,412,053	$224,925	$1,636,978

December 31, 2017
Real estate
Residential	7	$1,118,884	$43,261	$1,162,145
Commercial	1	—	150,948	150,948
Construction	—	—	—	—
Commercial	—	—	—	—
Home equity	1	179,572	—	179,572
Consumer	—	—	—	—

	9	$1,298,456	$194,209	$1,492,665

        As of June 30, 2018 and December 31, 2017, there were no loans in the process of foreclosure.

        There were no TDR loans that were added during the six months ended June 30, 2018.

4. Credit Commitments

        Outstanding loan commitments, unused lines of credit, and letters of credit were as follows as of June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017
Unused lines of credit
Construction and land development loan commitments	$1,391,286	$2,232,702
Commercial	3,984,930	5,097,810
Home Equity	1,387,926	1,470,057
Consumer	99,587	107,060
Master lines of credit	10,832,576	11,491,184
Letters of credit	377,413	762,378

	$18,073,718	$21,161,191

        Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition of the contract. Loan commitments generally have fixed expiration dates and may require payment of a fee. Lines of credit do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time. Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

4. Credit Commitments (Continued)

        The maximum exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss the Bank would incur by funding its credit commitments.

5. Regulatory Matters

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional, discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        The Basel III Capital Rules became effective for the Bank on January 1, 2015 (subject to a phase-in period for certain provisions). Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1 capital, Tier 1 capital, and Total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

        In connection with the adoption of the Basel III Capital Rules, the Bank elected to opt-out of the requirement to include accumulated other comprehensive income in Common Equity Tier 1 capital. Common Equity Tier 1 capital for the Bank is reduced by goodwill and other intangible assets, if any, net of associated deferred tax liabilities and subject to transition provisions.

        Under the revised prompt corrective action requirements, as of January 1, 2015, insured depository institutions are required to meet the following in order to qualify as "well capitalized:" (1) a Common Equity Tier 1 risk-based capital ratio of 6.5%; (2) a Tier 1 risk-based capital ratio of 8%; (3) a total risk-based capital ratio of 10%; and (4) a Tier 1 leverage ratio of 5%.

        The implementation of the capital conservation buffer began on January 1, 2016, at the 0.625% level and will be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The Basel III Capital Rules also provide for a "countercyclical capital buffer" that is applicable to only certain covered institutions and does not have any current applicability to the Bank. Management believes that, as of December 31, 2018, the Bank met all capital adequacy requirements under the Basel III Capital Rules on a fully phased-in basis as if such requirements were fully in effect.

        The aforementioned capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.

        The following table presents actual and required capital ratios as of June 30, 2018 and December 31 2017, for the Bank under the Basel III Capital Rules. The minimum required capital

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

5. Regulatory Matters (Continued)

amounts presented include the minimum required capital levels as of June 30, 2018 and December 31 2017, based on the phase-in provisions of the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

        As of June 30, 2018, the most recent notification from the FDIC has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain ratios as set forth in the table. There have been no conditions or events since the notification that management believes have changed the Bank's category.

        The FDIC, through formal or informal agreement, has the authority to require an institution to maintain higher capital ratios than those provided by statute, to be categorized as well capitalized under the regulatory framework for prompt corrective action.

	Actual		Minimum capital adequacy		To be well capitalized
(in thousands) June 30, 2018	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 leverage ratio	$20,715	10.86%	$7,631	4.000%	$9,539	5.00%
Tier 1 capital (to risk-weighted assets)	20,715	15.70%	10,393	7.875%	10,557	8.00%
Common equity tier 1 capital ratio (to risk-weighted assets)	20,715	15.70%	8,413	6.375%	8,578	6.50%
Total capital ratio (to risk-weighted assets)	22,377	16.96%	13,032	9.875%	13,197	10.00%

December 31, 2017
Tier 1 leverage ratio	$20,889	10.54%	$7,927	4.00%	$9,909	5.00%
Tier 1 capital (to risk-weighted assets)	20,889	15.36%	9,861	7.25%	10,881	8.00%
Common equity tier 1 capital ratio (to risk-weighted assets)	20,889	15.36%	7,821	5.75%	8,841	6.50%
Total capital ratio (to risk-weighted assets)	22,578	16.60%	12,581	9.25%	13,601	10.00%

6. Stockholders' Equity

Preferred stock

        The Bank's charter authorizes the issuance of 500,000 shares of preferred stock, with a par value of $1.00 per share.

7. Litigation

        The Bank is party to various legal actions in the normal course of business. In management's opinion the effect of actions against the Bank will not be material to the financial condition of the Bank.

8. Fair Value Measurements

        Generally accepted accounting principles define fair value, establish a framework for measuring fair value, expand disclosures about fair value, and establish a hierarchy for determining fair value

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

8. Fair Value Measurements (Continued)

measurement. The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The three levels are as follows:

        Level 1—Inputs to the valuation method are quoted prices (unadjusted) for identical assets or liabilities in active markets;

        Level 2—Inputs to the valuation method include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

        Level 3—Inputs to the valuation method are unobservable and significant to the fair value measurement.

Fair value measurements on a recurring basis

        Investment securities available for sale—If quoted prices are available in an active market, securities are classified within Level 1 of the hierarchy. Level 1 includes securities that have quoted prices in an active market for identical assets. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows which are considered Level 2 inputs. The Bank has categorized its investment securities available for sale as follows as of June, 2018 and December 31, 2017:

June 30, 2018	Total	Level 1 inputs	Level 2 inputs	Level 3 inputs
U.S. Government agency	$2,878,181	$—	$2,878,181
Mortgage-backed securities	7,230,821	—	7,230,821
Collateralized mortgage obligations	3,369,955	—	3,369,955

Total investment securities available for sale	$13,478,957	$—	$13,478,957	$—

December 31, 2017
U.S. Government agency	$2,975,645	$—	$2,975,645	$—
Mortgage-backed securities	8,105,400	—	8,105,400	—
Collateralized mortgage obligations	3,743,620	—	3,743,620	—

Total investment securities available for sale	$14,824,665	$—	$14,824,665	$—

Fair value measurements on a nonrecurring basis

        Impaired loans—The Bank has measured impairment generally based on the fair value of the related collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values. As of June 30, 2018 and December 31, 2017, the fair values consist of recorded loan balances net of valuation allowances.

        There were no transfers in or out of the Level 3 category after the loans were identified as impaired loans.

Colombo Bank and Subsidiary

Notes to Consolidated Financial Statements (Continued)

8. Fair Value Measurements (Continued)

        Foreclosed real estate—The Bank measures its foreclosed real estate at fair value less cost to sell. As of June 30, 2018 and December 31, 2017, the fair value of foreclosed real estate was based on offers and/or appraisals. Cost to sell the real estate was based on standard market factors. The Bank has categorized its foreclosed real estate as Level 3. Transactions in foreclosed real estate were as follows:

	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Beginning of period balance	$—	$94,190
Improvements and additions	446,600	—
Write-downs	—	—
Proceeds from sale	—	(93,973)
Gain (loss) on sale	—	(217)

End of period balance	$446,600	$—

June 30, 2018	Total	Level 1 inputs	Level 2 inputs	Level 3 inputs
Impaired loans	$4,305,670	$—	$—	$4,305,670
Foreclosed real estate	$446,600	—	—	446,600

December 31, 2017
Impaired loans	$4,639,154	$—	$—	$4,639,154

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        The Articles of Incorporation of FVCB provide that FVCB shall, to the full extent permitted and in the manner prescribed by the VSCA and any other applicable law, indemnify a director or officer of the Corporation who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of FVCB as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Articles of Incorporation further provide that FVCB shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of FVCB against reasonable expenses incurred in connection with the proceeding.

        Under the VSCA, a Virginia corporation may not indemnify a director or officer for an adverse judgment in a proceeding by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for reasonable expenses. In addition, the VSCA permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of:

  •
  a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the company; and

  •
  a written undertaking by the director or officer or executed on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he did not meet the standard of conduct.

        The indemnification provided by FVCB's Articles of Incorporation is not exclusive of any right to indemnification which any person may be entitled to under any bylaw, agreement, statute, vote of shareholders or disinterested directors, or otherwise. In the event there has been a change in the composition of a majority of FVCB's board of directors after the date of the alleged act or omission with respect to which indemnification is claimed, any determination as to indemnification and advancement of expenses with respect to any claim for indemnification shall be made by special legal counsel agreed upon by the board of directors and the proposed indemnitee. If the holding company's board of directors and the proposed indemnitee are unable to agree upon such special legal counsel, the board of directors and the proposed indemnitee each shall select a nominee, and the nominees shall select such special legal counsel.

Item 21.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Number	Description
2.1	Agreement and Plan of Merger dated as of May 3, 2018 by and among FVCBankcorp, Inc., FVCbank and Colombo Bank (Included as Annex A to the proxy statement/prospectus)
3.1	Articles of Incorporation of FVCBankcorp, Inc.(1)
3.2	Amendment, dated May 11, 2018, to Articles of Incorporation of FVCBankcorp, Inc.(1)
3.3	Bylaws of FVCBankcorp, Inc.(1)
4.1	Specimen Certificate for Common Stock(1)
5.1	Opinion of Buckley Sandler LLP
8.1	Opinion of Silver, Freedman, Taff & Tiernan LLP
8.2	Opinion of Miles & Stockbridge, P.C.
10.1	Employment Agreement, dated as of October 1, 2014, between FVCbank and David W. Pijor(1)
10.2	Change in Control Agreement, dated as of March 9, 2018, between FVCBankcorp, Inc. and Patricia A. Ferrick(1)
10.3	Form of Subordinated Note Purchase Agreement dated June 20, 2016(1)
10.4	Form of Subordinated Note due June 30, 2026(1)
10.5	FVCBankcorp, Inc. Amended and Restated 2008 Stock Incentive Plan(1)
10.6	1st Commonwealth Bank of Virginia 2009 Stock Option Plan(1)
10.7	Employment Agreement, dated as of May 3, 2018 between FVCbank and Gilbert F. Kennedy, III(1)
21	Subsidiaries of the Registrant(1)
23.1	Consent of Yount, Hyde & Barbour, P.C.
23.2	Consent of Rowles & Company
23.3	Consent of Buckley Sandler LLP (included in Exhibit 5.1)
23.4	Consent of Silver, Freedman, Taff & Tiernan LLP (included in Exhibit 8.1)
23.5	Consent of Miles & Stockbridge P.C. (Included in Exhibit 8.2)
24.1	Power of Attorney (included on Signature Page)
99.1	Form of Support Agreement between FVCBankcorp and certain shareholders of Colombo(1)
99.2	Form of proxy card for Special Meeting of Shareholders of Colombo Bank

(1)
Incorporated by reference to the Exhibit of the same number to FVCB's Registration Statement on Form S-1 filed on August 20, 2018 (Registration No. 333-226942).

Item 22.    Undertakings

(a)
The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
(1) The undersigned registrant hereby undertakes as follows: that prior to any public re-offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2)   The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the bylaws of the registrant, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfax, Virginia, on September 14, 2018.

FVCBANKCORP, INC.
By:	/s/ DAVID W. PIJOR David W. Pijor Chairman and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned directors and officers of the Registrant hereby severally constitute and appoint David W. Pijor and Patricia A. Ferrick, or either of them, as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which either of them may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement on Form S-4, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments or any related Registration Statement filed pursuant to Rule 462(b)) thereto; and we hereby approve, ratify and confirm all that said David W. Pijor and Patricia A. Ferrick, or either of them, shall do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ DAVID W. PIJOR David W. Pijor	Chairman and Chief Executive Officer (Principal Executive Officer)	September 14, 2018
/s/ PATRICIA A. FERRICK Patricia A. Ferrick	President, Director	September 14, 2018
/s/ L. BURWELL GUNN L. Burwell Gunn	Director	September 14, 2018
/s/ SCOTT LAUGHLIN Scott Laughlin	Director	September 14, 2018

Name	Position	Date

/s/ THOMAS L. PATERSON Thomas L. Patterson	Director	September 14, 2018
/s/ DEVIN SATZ Devin Satz	Director	September 14, 2018
/s/ LAWRENCE W. SCHWARTZ Lawrence W. Schwartz	Director	September 14, 2018
/s/ SIDNEY G. SIMMONDS Sidney G. Simmonds	Director	September 14, 2018
/s/ DANIEL M. TESTA Daniel M. Testa	Director	September 14, 2018
/s/ PHILLIP R. WILLS III Phillip R. Wills III	Director	September 14, 2018
/s/ STEVEN M. WILTSE Steven M. Wiltse	Director	September 14, 2018
/s/ JENNIFER L. DEACON Jennifer L. Deacon	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 14, 2018